7/31

06015791

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

REGISTRANT'S NAME Demag Cranes AG

*CURRENT ADDRESS Postfach 67
58286 Wetter
Germany

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35001 FISCAL YEAR 9/30/05

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 8/7/06

CONFIDENTIAL

DEMAG
CRANES AG



# Demag Cranes AG

(incorporated in Germany as a stock corporation)

## 10,700,000 Ordinary Bearer Shares

**(ordinary bearer shares, with no par value)**

This is an initial public offering of 10,700,000 ordinary bearer shares of Demag Cranes AG, a stock corporation (*Aktiengesellschaft*) organized under the laws of the Federal Republic of Germany, through the managers specified below. The offering consists of a public offering in Germany, private placements to qualified institutional buyers and certain other persons in the United States in reliance on Rule 144A or other exemptions from the registration requirements under the United States Securities Act of 1933, as amended, and private placements to institutional investors in the rest of the world in reliance on Regulation S under the Securities Act. This offering circular relates to the offering of shares to qualified institutional buyers and certain other persons in the United States in reliance on Rule 144A or other exemptions from the registration requirements under the Securities Act.

The selling shareholders, DCC Luxembourg 2 S.à r.l. and Gottwald Luxembourg 2(b) S.à r.l., Luxembourg, corporations affiliated with Kohlberg Kravis Roberts & Co. L.P., are selling all of the shares to be sold in this offering. Demag Cranes AG will not receive any of the proceeds from the sale of the shares being sold in this offering.

Of the total number of shares being offered, the selling shareholders are offering shares with a total value of up to €4.2 million to Demag Cranes AG on a preferential basis at the offer price. Demag Cranes AG intends to make these shares available on a preferential basis to employees of the Demag Cranes group in Germany (but not management board members) at a discount to the offer price. In addition, the selling shareholders intend to make shares with a total value of up to €6.6 million available on a preferential basis to employees of the Demag Cranes group in Germany and to members of its management and supervisory boards as well as to a limited partnership formed by Kohlberg Kravis Roberts & Co. L.P. for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, and to executives and employees of Demag Investments S.à r.l. and companies affiliated with Demag Investments S.à r.l. in Luxembourg. See "*The Offering—Preferential allotment*".

Prior to this offering, there has been no public market for the shares. The shares have been admitted to listing on the Official Market Segment (*Amtlicher Markt*) of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) and to the sub-segment of the Official Market Segment with additional post-admission obligations (Prime Standard) under the symbol "D9C".

***See "Risk Factors" beginning on page 14 for a discussion of certain risk factors that prospective investors should consider before buying the shares.***

**Offer Price: €22 per Share**

**The shares have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers and certain other persons in reliance on Rule 144A or other exemptions from the registration requirements under the Securities Act and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Prospective investors are hereby notified that any seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The shares are not transferable except in accordance with the restrictions described under "Notice to Investors".**

Goldman Sachs International, as stabilizing manager, has the option, exercisable for 30 days following the date on which the shares are first listed, to purchase on behalf of the managers up to an additional 1,605,000 shares from DCC Luxembourg 2 S.à r.l. at the offer price (less agreed commissions) to cover potential over-allotments or other short positions in connection with the offering of the shares.

The managers are severally underwriting the shares being offered. The managers expect to deliver the shares through Clearstream Banking AG, Frankfurt am Main, in book-entry form against payment on or about June 27, 2006.

Joint Global Coordinators and Joint Bookrunners

**Goldman Sachs International** **Lehman Brothers International (Europe)**

Lead Managers

**Goldman, Sachs & Co.** **Lehman Brothers Inc.**

Co-Lead Managers

**Commerzbank Capital Markets Corp.** **HVB Capital Markets, Inc.**

**CALYON** **WestLB Securities Inc.**

**Offering Circular dated June 22, 2006.**

This offering circular is confidential and is being furnished by Demag Cranes AG (the "Company") in connection with an offering exempt from registration under the United States Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of enabling prospective investors to consider the purchase of the ordinary bearer shares, with no par value (no-par shares), of the Company described herein. The information contained in this offering circular has been provided by the Company and other sources identified herein. No representation or warranty, express or implied, is made by the managers named herein as to the accuracy or completeness of such information, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the managers. Any reproduction or distribution of this offering circular, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the shares offered hereby is prohibited. Each offeree of the shares, by accepting delivery of this offering circular, agrees to the foregoing.

---

THE SHARES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---

The distribution of this offering circular and the offer and sale of the shares in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by the Company and the managers to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering of shares in the United States in reliance on Rule 144A pursuant to the global offering and the offer and sale of the shares, see "Notice to Investors". This offering circular does not constitute an offer of, or an invitation to purchase, any of the shares in any jurisdiction in which such offer or invitation would be unlawful.

---

## NOTICE TO NEW HAMPSHIRE RESIDENTS

**Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B ("RSA 421-B") of the New Hampshire revised statutes with the state of New Hampshire, nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualification of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.**

## NOTICE TO INVESTORS

*Because of the following restrictions, prospective investors are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the shares.*

Each purchaser of the shares offered hereby will be deemed to have represented and agreed as follows (terms used herein that are defined in Rule 144A ("Rule 144A") or Regulation S ("Regulation S") under the Securities Act are used herein as defined therein):

1. You (A) (i) are a qualified institutional buyer, (ii) are aware that the sale of such shares to you is being made in reliance on Rule 144A, and (iii) are acquiring such shares for your own account or for the account of a qualified institutional buyer, as the case may be, or (B) are purchasing the shares in an offshore transaction, as such term is defined by Rule 902 under the Securities Act, in accordance with Regulation S.

2. You understand that the shares have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except (A) (i) to a person who you reasonably believe is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S, or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States.

---

## AVAILABLE INFORMATION

At any time when Demag Cranes AG is not subject to Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, it will furnish, upon request, to any holder or beneficial owner of the shares offered hereby, or any prospective investor designated by any such holder or beneficial owner, information satisfying the requirements of subsection (d)(4)(i) of Rule 144A under the Securities Act to permit compliance with Rule 144A in connection with resales of the shares for so long as any of the shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.

## ENFORCEMENT OF CIVIL LIABILITIES

The Company is a stock corporation organized under the laws of the Federal Republic of Germany and its assets are located primarily outside the United States. In addition, the members of the Company's supervisory board (*Aufsichtsrat*) and the members of its management board (*Vorstand*) are non-residents of the United States and most of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or such persons or to enforce against them or the Company judgments of courts of the United States, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or other laws of the United States or any state thereof. The United States and Germany do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, may not be enforceable, either in whole or in part, in Germany. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Germany, such party may submit to the German court the final judgment rendered in the United States. Under such circumstances, a judgment by a federal or state court of the United States against the Company or such persons will be regarded by a German court only as evidence of the outcome of the dispute to which such judgment relates, and a German court may choose to re-hear the dispute. In addition, awards of punitive damages in actions brought in the United States or elsewhere are unenforceable in Germany.

---

## FINANCIAL INFORMATION

Unless otherwise indicated, the financial information in this offering circular has been prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs in certain significant respects from U.S. GAAP. A summary of certain differences between IFRS and U.S. GAAP that may be relevant to the combined financial statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH is set forth in "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of certain differences between IFRS and U.S. GAAP*".

## EXCHANGE RATE INFORMATION

In this offering circular,

- "euro" and "€" refer to the single currency of the participating Member States in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; and
- "U.S. dollars," "U.S. dollar" and "$" refers to the lawful currency of the United States of America.

A significant portion of the Company's revenues and expenses is denominated in currencies other than the euro, including U.S. dollars. For a discussion of the impact of currency exchange rate fluctuations on the Company's financial condition and results of operations, see "*Risk Factors—Risks related to Demag Cranes' business—Exchange rate fluctuations may have a negative impact on Demag Cranes' results*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Other factors affecting Demag Cranes' results—Exchange rate fluctuations*".

The table below shows the average noon buying rates expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies for the five years ended September 30, 2005. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

| Year ended September 30, | Average |
|---|---|
| 2001 | 0.8886 |
| 2002 | 0.9208 |
| 2003 | 1.0919 |
| 2004 | 1.2199 |
| 2005 | 1.2727 |
| Six months ended March 30, 2006 | 1.1975 |

The following table shows the noon buying rates for U.S. dollars per euro for the six months ended May 31, 2006:

| Month | High | Low |
|---|---|---|
| December 2005 | 1.2041 | 1.1699 |
| January 2006 | 1.2287 | 1.1980 |
| February 2006 | 1.2100 | 1.1860 |
| March 2006 | 1.2197 | 1.1886 |
| April 2006 | 1.2624 | 1.2091 |
| May 2006 | 1.2888 | 1.2607 |
| Through June 21, 2006 | 1.2953 | 1.2568 |

On June 21, 2006, the noon buying rate was $1.2665 per €1.00. The above rates may differ from the actual rates used in the preparation of the consolidated financial statements and other financial information appearing in this offering circular.

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**DEMAG**
**CRANES AG**

# Demag Cranes AG

(incorporated in Germany as a stock corporation)

## 10,700,000 Ordinary Bearer Shares

**(ordinary bearer shares, with no par value)**

This is an initial public offering of 10,700,000 ordinary bearer shares of Demag Cranes AG, a stock corporation (*Aktiengesellschaft*) organized under the laws of the Federal Republic of Germany, through the managers specified below. The offering consists of a public offering in Germany, private placements to qualified institutional buyers and certain other persons in the United States in reliance on Rule 144A or other exemptions from the registration requirements under the United States Securities Act of 1933, as amended, and private placements to institutional investors in the rest of the world in reliance on Regulation S under the Securities Act. This offering circular relates to the offering of shares to institutional investors outside Germany and the United States in reliance on Regulation S.

The selling shareholders, DCC Luxembourg 2 S.à r.l. and Gottwald Luxembourg 2(b) S.à r.l., Luxembourg, corporations affiliated with Kohlberg Kravis Roberts & Co. L.P., are selling all of the shares to be sold in this offering. Demag Cranes AG will not receive any of the proceeds from the sale of the shares being sold in this offering.

Of the total number of shares being offered, the selling shareholders are offering shares with a total value of up to €4.2 million to Demag Cranes AG on a preferential basis at the offer price. Demag Cranes AG intends to make these shares available on a preferential basis to employees of the Demag Cranes group in Germany (but not management board members) at a discount to the offer price. In addition, the selling shareholders intend to make shares with a total value of up to €6.6 million available on a preferential basis to employees of the Demag Cranes group in Germany and to members of its management and supervisory boards as well as to a limited partnership formed by Kohlberg Kravis Roberts & Co. L.P. for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, and to executives and employees of Demag Investments S.à r.l. and companies affiliated with Demag Investments S.à r.l. in Luxembourg. See "*The Offering—Preferential allotment*".

Prior to this offering, there has been no public market for the shares. The shares have been admitted to listing on the Official Market Segment (*Amtlicher Markt*) of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) and to the sub-segment of the Official Market Segment with additional post-admission obligations (Prime Standard) under the symbol "D9C".

***See "Risk Factors" beginning on page 14 for a discussion of certain risk factors that prospective investors should consider before buying the shares.***

---

**Offer Price: €22 per Share**

---

**The shares have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers and certain other persons in reliance on Rule 144A or other exemptions from the registration requirements under the Securities Act and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Prospective investors are hereby notified that any seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The shares are not transferable except in accordance with the restrictions described under "Notice to Investors".**

---

Goldman Sachs International, as stabilizing manager, has the option, exercisable for 30 days following the date on which the shares are first listed, to purchase on behalf of the managers up to an additional 1,605,000 shares from DCC Luxembourg 2 S.à r.l. at the offer price (less agreed commissions) to cover potential over-allotments or other short positions in connection with the offering of the shares.

---

The managers are severally underwriting the shares being offered. The managers expect to deliver the shares through Clearstream Banking AG, Frankfurt am Main, in book-entry form against payment on or about June 27, 2006.

Joint Global Coordinators and Joint Bookrunners

**Goldman Sachs International** **Lehman Brothers International (Europe)**

Co-Lead Managers

**Commerzbank Corporates & Markets** **HVB Corporates & Markets**

**CALYON** **WestLB AG**

---

**Offering Circular dated June 22, 2006.**

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Table of Contents



**IN CONNECTION WITH THIS OFFERING, GOLDMAN SACHS INTERNATIONAL AND ITS AFFILIATES MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SHARES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY INCLUDE SHORT SALES, STABILIZING TRANSACTIONS AND PURCHASES TO COVER POSITIONS CREATED BY SHORT SALES. SHORT SALES INVOLVE THE SALE BY THE STABILIZATION MANAGER OF A GREATER NUMBER OF SHARES THAN THEY ARE REQUIRED TO PURCHASE IN THIS OFFERING. STABILIZING TRANSACTIONS CONSIST OF BIDS OR PURCHASES MADE FOR THE PURPOSE OF PREVENTING OR RETARDING A DECLINE IN THE MARKET PRICE OF THE SHARES WHILE THE OFFERING IS IN PROGRESS. SUCH TRANSACTIONS SHALL BE CARRIED OUT IN ACCORDANCE WITH APPLICABLE RULES AND REGULATIONS.**

**THESE ACTIVITIES BY THE STABILIZATION MANAGER MAY STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE SHARES. AS A RESULT, THE PRICE OF THE SHARES MAY BE HIGHER THAN THE PRICE THAT OTHERWISE MIGHT EXIST IN THE OPEN MARKET. IF THESE ACTIVITIES ARE COMMENCED, THEY MAY BE DISCONTINUED BY THE MANAGERS AT ANY TIME WITHOUT PRIOR NOTICE AND MUST IN ANY EVENT BE DISCONTINUED 30 CALENDAR DAYS AFTER THE FIRST DAY OF TRADING OF THE SHARES ON THE FRANKFURT STOCK EXCHANGE. THESE TRANSACTIONS MAY BE EFFECTED ON THE FRANKFURT STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE.**

The shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), for offer or sale as part of their distribution and, subject to certain exceptions, may not be offered or sold in the United States or to U.S. persons. The shares are not transferable except in accordance with the restrictions described herein. See "*Underwriting*".

---

No person has been authorized to give any information or to make any representations other than those contained in this offering circular, and, if given or made, such information or representations must not be relied upon as having been authorized. In making an investment decision, investors should rely on their own examination of Demag Cranes AG (the "Company"), and the terms of this offering, including the merits and risks involved. This offering circular does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities by any person in any circumstances in which such offer or solicitation is unlawful. No representation is made by the Company or the managers or any of their respective representatives to prospective investors as to the legality of an investment in the shares, and prospective investors should not construe anything in this offering circular as legal, business or tax advice. Prospective investors should consult their own advisers as to the legal, tax, business, financial and related aspects of an investment in the shares. Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Demag Cranes AG since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

---

The distribution of this offering circular and the offering and sale of the shares in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by the Company and the managers to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the shares, see "Notice to Investors in the European Economic Area" and "*Underwriting*". Neither the Company nor any of the managers accepts any legal responsibility for any violation by any person, whether or not a prospective investor, of any such restrictions.

## NOTICE TO INVESTORS IN THE EUROPEAN ECONOMIC AREA

The offering circular has been prepared on the basis that all offers of shares other than the offers contemplated in the offering circular in Germany, once the offering circular has been approved by the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*, the "BaFin") and published in accordance with the Prospectus Directive (2003/71/EC) as implemented in Germany) will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area ("EEA"), from the requirement to produce a prospectus for offers of shares. Accordingly, any person making or intending to make any offer within the EEA of shares which are the subject of the placement contemplated in this offering circular should only do so in circumstances in which no obligation arises for Demag Cranes AG or any of the managers to produce a prospectus for such offer. Neither Demag Cranes AG nor the managers have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by managers which constitute the final placement of shares contemplated in this offering circular.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any shares which are the subject of the offering contemplated by this offering circular may not be made in that Relevant Member State (other than the offers contemplated in the offering circular in Germany once the offering circular has been approved by the BaFin and published in accordance with the Prospectus Directive as implemented in Germany), except that an offer to the public in that Relevant Member State of any of the shares may be made at any time under the following exemptions from the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of Goldman Sachs International and Lehman Brothers for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the shares shall result in a requirement for the publication by Demag Cranes AG or any manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any of the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any of the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

## NOTICE TO INVESTORS IN THE UNITED KINGDOM

Neither this offering circular nor any other offering material has been submitted to the clearance procedures of the Financial Services Authority in the United Kingdom. The shares have not been offered or sold and, prior to the expiry of a period of six months from the sale of the shares, will not be offered or sold to persons in the United Kingdom except to "qualified investors" as defined in section 86 of the Financial Services and Markets Act 2000 (the "FSMA").

Each manager will represent, warrant and agree that: (i) it is a person whose ordinary activities involve it in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purpose of its business; (ii) it has not offered or sold and will not offer or sell the Shares other than to persons whose ordinary activities involve the acquiring, holding, managing or disposing of investments (as principal or as agent) for the purpose of their business; (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection to the issue or sale of the Shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or in respect of which an exemption (as set out in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005) applies; and (iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

## NOTICE TO INVESTORS IN FRANCE

Neither this offering circular, nor any other offering material relating to the shares has been submitted to the clearance procedures of the *Autorité des marchés financiers* in France. The shares have not been offered or sold and will not be offered or sold directly or indirectly, to the public in France. Neither this offering circular nor any other offering material relating to the shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France or (ii) used in connection with any offer for subscription or sale of shares to the public in France. Such offers, sales and distributions will be made in France only to qualified investors (*investisseurs qualifiés*) and/or to the restricted circle of investors (*cercle restraint d'investisseurs*), in each case investing for their own account, all as defined in and in accordance with Article L.411-2 and D.411-1 of the French *Code monétaire et financier*. Such shares may be resold only in compliance with Articles L.411-1, L.411-2 and L.412-1 of the *French Code monétaire et financier*. Investors in France and persons who come into possession of offering materials are required to inform themselves about and observe any such restrictions.

## NOTICE TO INVESTORS IN JAPAN

The shares have not been and will not be registered under the Securities and Exchange law of Japan (Law No. 25 of 1948, as amended). The shares are not being offered and sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for offering or sale, directly or indirectly, in Japan or to, or for the account of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

## NOTICE TO INVESTORS IN ITALY

The shares may not be offered or sold, directly or indirectly, in Italy other than to Professional Investors as defined in Article 31, paragraph 2, of Regulation No. 11522 approved by the *Consiglio Nazionale per la Società e la Borsa* (Consob) on July 1, 1998, as amended ("Professional Investors") or under any other exemption provided for by Art. 100 of Legislative Decree no. 58 of February 24, 1998, and in compliance with the forms and procedures provided therein. Under no circumstances should this offering circular circulate among, or be distributed in Italy to any member of the general public in Italy or to individuals or entities falling outside the categories of Professional Investors or outside the scope of the exemptions provided for by Art. 100 of Legislative Decree no. 58 of February 24, 1998. Any offer or sale of the shares, any distribution of this offering circular or the rendering of any advice in respect of investment in the shares, regardless of the existence of any of the abovementioned exemptions within Italy in connection with the international offering, must be carried out either by registered securities dealing firms (*Società di Intermediazione Mobiliare*) or by authorized intermediaries, as described in Legislative Decree no. 58 of February 24, 1998.

## NOTICE TO INVESTORS IN THE NETHERLANDS

The shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as a part of any re-offering, and neither this offering circular nor any other document in respect of the offering may be distributed in or from The Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which include banks, investment institutions, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of the shares is publicly announced, that the offer is exclusively made to the said individuals or legal entries.

## NOTICE TO INVESTORS IN SPAIN

The offering of shares has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no shares will be offered or sold in Spain nor may this offering circular or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, Royal Decree 291/1992 on Issues and Public Offers of Securities, both as amended, and any regulation issued thereunder.

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## OFFERING CIRCULAR SUMMARY

*The following summary should be regarded as an introduction to this Offering Circular. It is supplemented by more detailed information provided in other sections of this Offering Circular and should be read therewith. Therefore, investors should carefully read the entire Offering Circular and base any decision as to whether to invest in shares of Demag Cranes AG, Wetter (hereinafter also referred to as the "Company", and together with its subsidiaries "Demag Cranes", the "Demag Cranes Group" or the "Group") on a review of the entire Offering Circular.*

*This summary contains forward-looking statements that are based on current assessments made by Demag Cranes AG to the best of its knowledge. Such statements are based on assumptions and factors that are subject to risks and uncertainties, the non-occurrence or occurrence of which could cause the actual results of the Demag Cranes Group, including its financial condition and results of operations, to differ materially from or be more negative than those expressly described or implied in such forward-looking statements. In light of the risks, uncertainties and assumptions, it is also possible that the future events referred to in this summary will not occur. Therefore, neither Demag Cranes AG nor its management can give any assurance regarding the actual occurrence of the predicted developments. It should also be noted that Demag Cranes AG, Goldman Sachs International, London, United Kingdom ("Goldman Sachs"), Lehman Brothers International (Europe), London, United Kingdom ("Lehman Brothers", and together with Goldman Sachs also referred to as the "Global Coordinators"), Commerzbank Aktiengesellschaft, Frankfurt am Main, Bayerische Hypo- und Vereinsbank AG, Munich, CALYON, Paris, France and WestLB AG, Dusseldorf and Münster (together with the Global Coordinators also referred to as the "Underwriters") assume no obligation to update such forward-looking statements or to adjust them in light of future events or developments beyond that which is required by law.*

- ***Continued profitability improvement through process optimization.*** Demag Cranes has fundamentally improved its competitiveness and profitability in recent years by implementing diverse measures to reduce costs and optimize processes. The Company plans to continue to pursue these measures in the future. Moreover, the Company is currently implementing additional measures to improve its competitive position as well as to increase sales and profitability.

***Additional material information concerning the Company***

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| **Formation** | Following the relocation of its registered office and its transformation into a German stock corporation (*Aktiengesellschaft*) under the name "Demag Cranes AG" (registered on May 11, 2006), the Company – which was originally formed in 2002 under the name DCC HoldCo 3 (drei) GmbH – is now registered in the commercial register of the Local Court (*Amtsgericht*) of Hagen under HRB 7364. The Company's registered office is located in Wetter (Ruhr). A relocation of the registered office to Dusseldorf has been resolved, but not yet implemented. |
| **Share capital and shares** | The registered share capital amounts to €21,172,993 and is divided into 21,172,993 ordinary bearer shares with no par value (no par value shares), each representing a current notional amount in the share capital of €1.00. |
| **Management board** | Harald Joachim Joos, chairman of the management board (CEO), Dirk Kießling, chief financial officer (CFO). |
| **Supervisory board** | Dr. Horst Heidsieck (chairman), Josef Berger (deputy chairman), Gerd-Uwe Boguslawski, Heinrich Fischer, Reinhard Gorenflos, Alfred Hack, Karlheinz Hornung, Robert J. Koehler, Reinhard Möller, Hubert Rosenthal, Burkhard Schuchmann, Ralph Triebel |
| **Employees** | As of March 31, 2006, the Company did not have any employees. As of March 31, 2006 the Demag Cranes Group employed 5,588 employees of which 3,303 worked in the Industrial Cranes segment, 1,549 in the Services segment and 736 in the Port Technology segment. |
| **Principal shareholders** | The Company's principal shareholders are DCC Luxembourg 2 S.à r.l. and Gottwald Luxembourg 2 (b) S.à r.l. These companies are indirectly controlled by Demag Holding S.à r.l., Luxembourg, of which 81% is owned by private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") and 19% is owned by Siemens AG, Berlin and Munich. |
| **Auditor** | Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Dusseldorf. |
| **Related party transactions** | Related party transactions include a management equity participation plan, which involves, among others, executives of the Company and its subsidiaries.<br><br>The following agreements have been entered into with Siemens AG and its affiliates: contracts for the manufacture, delivery and servicing of geared motors, IT service contracts and other contracts.<br><br>The following legal relationships exist with Demag Holding S.à r.l. and its affiliates: a contribution agreement, loan agreements, existing financing arrangements, a cash pooling scheme, an intra-group agreement, contracts with Demag Dienstleistungs GmbH and other contracts.<br><br>There are also contracts with MHE-Demag (S) Pte. Ltd., an agency agreement with E.A. Juffali & Bros. and a loan agreement with TBA International Holding B.V. |

**Summary of the Offering, projected timetable, admission to trading**

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| **Subject matter of the Offering, Selling Shareholders** | The Offering comprises 10,700,000 ordinary bearer shares of the Company with no par value (no par value shares), each representing a current notional amount in the share capital of €1.00, consisting of 1,793,117 shares from the holdings of DCC Luxembourg 2 S.à r.l. and 8,906,883 shares from the holdings of Gottwald Luxembourg 2 (b) S.à r.l. (hereinafter collectively referred to as the "Selling Shareholders"), as well as up to 1,605,000 shares from the holdings of DCC Luxembourg 2 S.à r.l. with regard to a potential over-allotment. All shares carry full dividend rights as from October 1, 2005.<br><br>The 10,700,000 shares from the holdings of the Selling Shareholders and the up to 1,605,000 shares from the holdings of DCC Luxembourg 2 S.à r.l. with regard to a potential over-allotment are hereinafter also collectively referred to as the "Offered Shares". |
| **Global Coordinators** | Goldman Sachs International, London, United Kingdom and Lehman Brothers International (Europe), London, United Kingdom. |
| **Co-Lead Managers** | Commerzbank Aktiengesellschaft, Frankfurt am Main, Bayerische Hypo- und Vereinsbank AG, Munich, CALYON, Paris, France, WestLB AG, Dusseldorf and Münster. |
| **The Offering** | The Offering consists of a public offer of the Offered Shares in the Federal Republic of Germany and private placements outside the Federal Republic of Germany. The Underwriters have agreed to underwrite the Offered Shares pursuant to the terms of the underwriting agreement, which was executed on June 22, 2006.<br><br>In the United States of America (the "United States"), the shares are being offered and sold to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act") (except for sales to a limited partnership formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, which are being made pursuant to a separate private placement exemption under the Securities Act). Outside the United States, the Offered Shares are being offered as part of a placement in reliance on Regulation S of the Securities Act. |
| **Offer price** | The offer price is set forth on the cover page of this Offering Circular.<br><br>It is expected that investors will be required to pay the offer price on June 27, 2006. |
| **Number of allotted shares** | The Underwriters reserve the right not to accept purchase orders, in whole or in part, in particular if orders at the offer price exceed the number of shares offered in the Offering. Investors who have placed purchase orders through an Underwriter are expected to be able to obtain information as to the number of shares allotted to them from the respective Underwriter beginning on June 23, 2006. |
| **General allotment criteria** | The Selling Shareholders and the Underwriters will adhere to the "Principles for the Allotment of New Share Issues to Private |

Investors" issued by the Stock Exchange Experts Commission (*Börsensachverständigenkommission*) of the German Federal Ministry of Finance (*Bundesministerium der Finanzen*) on June 7, 2000.

Any allotment to retail investors in Germany as part of the Offering will be made by applying uniform criteria to all Underwriters and their affiliated institutions.

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| **Preferential allotment** | As part of the Offering, the Selling Shareholders are offering shares on a preferential basis as follows: a portion of these shares (shares valued at a total of up to €4.2 million) are being offered to the Company first. The Company is offering these shares to employees of the Demag Cranes Group (excluding management board members) on a preferential basis and subject to a discount.<br><br>The Selling Shareholders are also offering shares as part of the Offering at the offer price (without a discount) as follows:<br><br>Shares with a total of value of up to €3.0 million are being offered to employees of the Demag Cranes Group and to management board members;<br><br>Shares with a total value of up to €600,000 are being offered to supervisory board members;<br><br>Shares with a total value of up to €3.0 million are being offered to a limited partnership formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons as well as to executives and employees of Demag Investments S.à r.l. and its affiliates in Luxembourg. |
| **Stock exchange listing** | The shares were admitted to trading on the official market (*Amtlicher Markt*) and the sub-segment of the official market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange on June 16, 2006.<br><br>Trading in the shares on the Frankfurt Stock Exchange is expected to commence on June 23, 2006. |
| **Delivery and settlement** | Clearstream Banking AG, Frankfurt am Main, is expected to deliver the shares in book-entry form against payment of the offer price on June 27, 2006. |
| **Lock-up agreement / selling restrictions** | The Company, the Selling Shareholders and the Management Participation Partnerships have agreed for the benefit of the Underwriters, that, except with the prior written consent of the Global Coordinators, they will not, within a period of six months following the admission of the shares to trading, take certain measures that could affect the market for the Company's shares. |
| **Over-allotment / stabilization** | To the extent permitted by law, over-allotments and so-called "stabilization measures" may be used in connection with the Offering. |
| **Greenshoe Option** | With regard to a potential over-allotment of up to 1,605,000 shares in the Company, DCC Luxembourg 2 S.à r.l. has made 1,605,000 shares in the Company available to Goldman Sachs in its capacity as stabilization manager free of charge by way of a securities loan. It has also granted Goldman Sachs (for the account of the Underwriters) the option to acquire up to |

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| | 1,605,000 shares in the Company at the offer price for the Offered Shares ("Greenshoe Option"). The Greenshoe Option may be exercised within 30 calendar days after the Company's shares are first listed. |
| **Costs of the Offering** | Assuming that the Greenshoe Option is exercised in full and that a discretionary performance commission is paid to the Underwriters, the costs of the Offering, including commissions, will amount to approximately €27.6 million. |
| **Use of proceeds** | The Selling Shareholders will receive the proceeds generated from the sale of the Offered Shares. |
| **ISIN** | DE 000 DCAG01 0 |
| **WKN** | DCACG01 |
| **Common code** | 025582756 |
| **Ticker symbol** | D9C |

**Presentation of financial data**

Demag Cranes' financial data as of and for the years ended September 30, 2005, 2004 and 2003 and as of and for the six months ended March 31, 2006 and comparative information for the six months ended March 31, 2005 have been derived from the combined financial statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH (in this Offering Circular referred to as Demag Cranes' "Combined Financial Statements") included in the "*Financial statements*" section in this Offering Circular.

Demag Cranes' Combined Financial Statements as of and for the years ended September 30, 2005, 2004 and 2003 and Demag Cranes' Combined Financial Statements as of and for the six months ended March 31, 2006 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Demag Cranes' Combined Financial Statements have been prepared on the basis of the consolidated financial statements of DCC HoldCo 3 (drei) GmbH and the consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH, and they reflect the combined results of operations and financial condition of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH as if their businesses had operated on a combined basis from October 1, 2002 onwards. If this had occurred, the results of operations, financial condition and cash flows of the Demag Cranes group might have been different. Accordingly, the Combined Financial Statements do not purport either to represent what Demag Cranes' results of operations, financial condition or cash flows would actually have been if the combination of the businesses of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH had taken place on October 1, 2002 or to project Demag Cranes' consolidated results of operations, financial condition or cash flows for any future period or at any future date. See note 1 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005 included in the "*Financial statements*" section in this Offering Circular.

On September 24, 2002, private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired the Industrial Cranes and Services businesses of DCC HoldCo 3 (drei) GmbH and the Port Technology business of Gottwald HoldCo 3 (drei) GmbH as part of an acquisition of seven businesses from Siemens AG (the "Acquisition"). The Acquisition was accounted for using the purchase accounting method under IFRS. The application of purchase accounting under IFRS had a material effect on the combined financial results of Demag Cranes. Among other things, the application of purchase accounting substantially increased cost of sales in fiscal year 2002/2003 and resulted in higher depreciation and amortization in the periods subsequent to the Acquisition. The effects of the application of purchase accounting, however, have only been shown on the group level in Demag Cranes' Combined Financial Statements. Demag Cranes has three segments, which are Industrial Cranes, Port Technology and Services. The effects of the application of purchase accounting have been excluded from the results of the segments presented in the Combined Financial Statements.

In addition to the effects of the application of purchase accounting in connection with the Acquisition, the Combined Financial Statements also reflect restructuring and consulting expenses primarily relating to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other expenses and income which management believes are not normally recurring or not in the normal course of business, even though some items have resulted in expenses or income in more than one period. Management excludes these effects and costs when evaluating the performance of the individual segments, and the results of the segments presented in the Combined Financial Statements of Demag Cranes also exclude these effects of these items, which management refers to as "one-off effects."

At a group level, management presents adjusted gross profit, adjusted EBIT and adjusted EBITDA to eliminate the effects of the application of purchase accounting and the one-off effects described above as well as certain charges from its parent company because it believes that these measures provide a more meaningful basis upon which to evaluate the Group's operating performance and financial situation during the periods under review. These measures are not defined under IFRS or United States Generally Accepted Accounting Principles ("U.S. GAAP"). The definitions of adjusted EBIT and adjusted EBITDA used by Demag Cranes may differ from similar definitions used by other companies and thus may not be fully comparable to similarly titled measures of other companies.

There are differences between IFRS and U.S. GAAP.

In the "*Financial statements*" section in the Offering Circular, negative amounts are preceded by a minus symbol. Elsewhere in this Offering Circular, negative amounts are indicated by parentheses.

**Selected combined financial data and other information on the business**

You should read the selected combined financial information in conjunction with the sections entitled "*Capitalization*" and "*Management discussion and analysis of financial condition and results of operations*" and the audited and unaudited Combined Financial Statements and the related notes in the exhibits to the Offering Circular.

| | Years ended September 30, | | | Six months ended March 31, | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | | (audited) | | (unaudited) | |
| | | | (€ in millions) | | |
| **Income Statement Data:** | | | | | |
| Sales | 844.0 | 810.1 | 881.6 | 392.1 | 465.2 |
| Cost of sales | (695.9) | (621.7) | (654.0) | (290.4) | (342.4) |
| **Gross Profit** | **148.1** | **188.4** | **227.6** | **101.6** | **122.8** |
| R&D expense | (35.7) | (20.2) | (17.1) | (8.4) | (7.9) |
| SG&A expense | (174.1) | (168.1) | (190.5) | (91.1) | (95.9) |
| Other operating income (expense) | 5.8 | 6.2 | 15.6 | 3.3 | 0.0 |
| Share of profit of associates | 0.7 | 0.8 | 0.7 | 0.3 | 0.4 |
| **EBIT** | **(55.2)** | **7.1** | **36.1** | **5.8** | **19.4** |
| Interest and similar income (expense), net | (12.3) | (37.2) | (33.6) | (18.9) | (8.4) |
| **EBT** | **(67.5)** | **(30.0)** | **2.5** | **(13.1)** | **11.0** |
| Income tax credit (expense) | 21.7 | 10.6 | (2.0) | 5.4 | (2.3) |
| **Net income (loss) after tax** | **(45.9)** | **(19.5)** | **0.5** | **(7.8)** | **8.6** |
| **Balance Sheet Data (at period end):** | | | | | |
| Cash and cash equivalents | 45.5 | 35.5 | 43.2 | n/a | 37.8 |
| Intangible assets[(1)] | 187.7 | 178.5 | 179.8 | n/a | 181.6 |
| Property, plant and equipment | 180.5 | 159.7 | 123.2 | n/a | 122.1 |
| Net working capital[(2)] | 224.4 | 196.1 | 202.3 | n/a | 217.8 |
| Total assets | 903.9 | 826.7 | 867.7 | n/a | 838.1 |
| Net financial debt[(3)] | 360.5 | 286.9 | 178.3 | n/a | 174.1 |
| Equity attributable to equity holders of parent | 1.9 | 65.1 | 160.5 | n/a | 170.0 |
| Pension plans and similar obligations | 124.9 | 122.2 | 139.4 | n/a | 140.9 |
| **Cash flow data:** | | | | | |
| Cash flow from operating activities | 62.6 | 4.9 | 19.8 | (45.5) | 5.3 |
| Cash flow from investing activities | (19.7) | (6.3) | (10.0) | (1.9) | (1.6) |
| Cash flow from financing activities | (83.3) | (8.9) | (3.6) | 37.6 | (10.2) |
| Effect of foreign exchange rate changes in free cash flow | 3.9 | 0.7 | (0.8) | — | 1.1 |
| **Change in cash and equivalents** | **(36.5)** | **(9.6)** | **5.5** | **(9.8)** | **(5.4)** |
| **Other Financial Data:** | | | | | |
| Adjusted EBIT[(4)(6)] | 52.2 | 34.1 | 64.0 | 18.8 | 30.9 |
| Adjusted EBITDA[(5)(6)] | 76.2 | 55.9 | 84.9 | 28.9 | 40.8 |
| Capital expenditures | (25.3) | (22.2) | (22.6) | (7.6) | (13.4) |
| Free cash flow before financing[(7)] | 42.9 | (1.4) | 9.8 | (47.3) | 3.7 |
| Free cash flow before financing, interest and tax[(7)] | 59.7 | 20.4 | 39.9 | (32.5) | 13.7 |

(1) Includes goodwill. As of September 30, 2003, goodwill amounted to €119.1 million, compared to €118.6 million as of September 30, 2004 and €119.7 million as of September 30, 2005. As of March 31, 2006, goodwill amounted to €120.2 million.

(2) Net working capital represents inventories and trade accounts receivable less trade accounts payable and net advances (received/made).

(3) Net financial debt represents interest-bearing loans, shareholder loans and other financial debt less cash and cash equivalents and short-term financial receivables.

(4) Adjusted EBIT comprises EBIT, adjusted for the following items:

| | Year ended September 30, | | | Six months ended March 31, | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | | (audited) | | (unaudited) | |
| | | | (€ in millions) | | |
| EBIT | (55.2) | 7.1 | 36.1 | 5.8 | 19.4 |
| PPA Inventory[(a)] | 59.6 | (0.5) | — | — | — |
| PPA Depreciation and amortization[(b)] | 31.8 | 16.4 | 11.8 | 5.9 | 5.6 |
| EBIT before PPA | 36.1 | 23.0 | 47.9 | 11.7 | 25.0 |
| Adjustments for one-off effects[(c)] | 14.4 | 9.4 | 14.6 | 6.4 | 5.1 |
| Adjustments for parent company charges[(d)] | 1.7 | 1.7 | 1.5 | 0.8 | 0.8 |
| **Adjusted EBIT** | **52.2** | **34.1** | **64.0** | **18.8** | **30.9** |

(a) Represents the effect of the purchase price allocation ("PPA") on cost of sales. In connection with the application of purchase accounting, the value of inventory was increased to reflect fair market value, which resulted in a substantial increase in cost of sales in fiscal year 2002/2003.

(b) Effect of the fair value adjustments made in connection with the Acquisition, which resulted in higher depreciation and amortization in subsequent periods.

(c) The adjustments for one-off effects include restructuring and consulting expenses primarily relating to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other effects or expenses which management believes are not normally recurring or not in the ordinary course of business, and therefore are not considered by management to be indicative of Demag Cranes' ongoing operating performance. The adjustments made for "one-off" effects are not defined in accordance with IFRS. Moreover, Demag Cranes may, in the future, incur costs and expenses similar to those being excluded as one-off effects (for example, costs of external consultants).

(d) Represents expenses for certain services, including strategic advice and financing services, provided by Demag Cranes' parent companies in exchange for a fee. Demag Cranes does not expect to incur similar charges subsequent to this Offering.

(5) Adjusted EBITDA comprises adjusted EBIT, as described above, adjusted for items in the table below:

| | Year ended September 30, | | | Six months ended March 31, | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | | (audited) | | (unaudited) | |
| | | | (€ in millions) | | |
| Adjusted EBIT | 52.2 | 34.1 | 64.0 | 18.8 | 30.9 |
| Depreciation and amortization[(a)] | 24.0 | 21.7 | 21.0 | 10.0 | 9.9 |
| **Adjusted EBITDA** | **76.2** | **55.9** | **84.9** | **28.9** | **40.8** |

(a) Represents depreciation and amortization other than depreciation and amortization from the PPA.

(6) Demag Cranes believes that adjusted EBIT and adjusted EBITDA are important measures for evaluating profitability because, among other things, they reflect adjustments to eliminate the impact of the effects of the application of purchase accounting in connection with the Acquisition as well as certain other one-off effects. For more information, see footnotes (4) and (5) above. Management uses these measures because it believes they permit a more meaningful basis upon which to compare Demag Cranes' results of operations from year to year. Adjusted EBIT and adjusted EBITDA are not measurements of performance under IFRS or U.S. GAAP accounting principles, and should not be considered as alternatives to other indicators of Demag Cranes' performance, such as net income (loss), as determined by IFRS or U.S. GAAP. The definitions of adjusted EBIT and adjusted EBITDA used by Demag Cranes may differ from similar definitions used by other companies and thus may not be fully comparable to similarly titled measures of other companies.

(7) Demag Cranes does not manage its cash flows on a segment basis. For purposes of managing its cash flows, the Company utilizes measures that are not defined under IFRS or U.S. GAAP. Such measures include free cash flow before financing and free cash flow before financing, interest and tax payments. The Group uses free cash flow before financing, since such cash flow is available for distribution to shareholders or for general financing purposes.

## Business prospects of the Demag Cranes Group

The key factors which have influenced the Group's financial condition and business activities since September 30, 2005 include the overall positive development in demand in all three segments, which has led to increased sales volumes and an increase in orders received. Furthermore, in April 2006, Demag Cranes introduced the first models of the new Generation 5 mobile harbor crane to the market, with the first delivery expected to be in mid-2006.

The Company expects these positive trends to continue over the course of the fiscal year. In the Industrial Cranes segment, the Company expects these trends to be driven both by an increase in orders received from emerging markets and as a result of the noticeable economic recovery in Western Europe, a continuing positive economic environment in the United States, as well as the successful launch of new products. As a result of the growth initiatives, cost reduction measures and efficiency improvement programs which the Company has introduced, the Company expects that its profitability and competitive position will continue to improve. The Company expects a greater increase in sales in the Port Technology segment than in the other segments. In addition to the market and product initiatives that have been implemented, this expectation is based on a projected increase in global and regional trading volumes and container transport, which, according to Drewry Shipping Consultants, will grow on average by 9.3% per year until 2010. In the Services segment, the Company is aiming to increase sales by increasing the penetration of its own installed base for cranes and hoists for industrial applications and by servicing third-party products to a greater extent.

**Summary of risk factors**

Demag Cranes is subject to certain risks. These risks include:

- The demand for certain Demag Cranes products, considered as capital goods, is largely dependent on general economic conditions, the development of certain cyclical industries and the financing terms that certain customers are able to obtain for these products;
- Intense competition and price pressure could adversely affect Demag Cranes' sales, profits and market shares;
- Demag Cranes' international expansion in emerging markets may be unsuccessful if the economy (and thus demand) in those emerging markets in which the Group currently operates or into which it wishes to expand does not develop as expected, or if local demand can be satisfied by other providers, or if political, economic or legal risks or risks associated with foreign exchange dealings arise;
- The introduction of new products and services may be less successful than Demag Cranes expects, including in terms of customer acceptance, costs associated with the introduction of new products and potential quality problems;
- Demag Cranes is subject to project risks in the Port Technology segment, primarily as a result of the fact that the realization of long-term major projects may not be certain, despite substantial run-up costs in certain cases;
- Consolidation among port operators or shipping lines may lead to a loss of customers and product orders, and may indirectly result in a decline in sales due to an increase in customers' bargaining power;
- Market entry of competitors from emerging markets may lead to additional competition and price pressure in industrialized countries in which Demag Cranes currently generates the largest portion of its sales;
- Demag Cranes' planned measures for improving its profitability through process optimization may be unsuccessful, and certain investments or costly restructuring measures may be to no avail;
- Dependency on suppliers – for example, suppliers of certain components and modules that are difficult to substitute on short notice, or outsourcing partners in the Port Technology segment – and any associated quality problems or delivery delays could have a negative impact on Demag Cranes' business activities;

- Increasing raw material prices, particularly for steel and steel-based intermediate goods, and transportation costs could have an adverse effect on Demag Cranes' profitability if these price increases cannot be passed on to customers in full or at all;
- Liability claims relating to products sold by the Group may negatively affect the market's acceptance of such products and Demag Cranes' reputation, and may adversely affect Demag Cranes' results;
- Long production halts caused by delivery or transportation delays, business interruptions or strikes, including production stoppages at suppliers or customers, could have an adverse effect on Demag Cranes' business activities;
- Buy-back obligations under certain of the Group's contracts for the sale of mobile harbor cranes could have an adverse impact on Demag Cranes' business if customers, in the future, make greater use of such buy-back options and the Group is unable to resell the repurchased cranes at adequate prices;
- Exchange rate fluctuations, particularly between the U.S. dollar and the euro, could have a negative impact on Demag Cranes' results;
- Under certain conditions, Demag Cranes AG may forfeit the future usability of its tax loss carry-forwards, either in whole or in part, and valuation adjustments reducing the deferred tax asset could be required in the Group's consolidated balance sheet;
- Increasing personnel costs in connection with the expiration of a collective restructuring agreement could adversely affect the results of Demag Cranes;
- Increasing pension obligations, including increases resulting from changes in statute, case law or actuarial assumptions, could have a negative impact on Demag Cranes' results;
- It may not be possible to protect the Group's intellectual property rights, including trade secrets and confidential know-how which cannot be adequately patented;
- The right to use the "Demag" name may conflict with similar rights of other former companies of the Mannesmann Group; in such a case, the Group would be required to indemnify these companies against claims;
- Conditions imposed on the basis of environmental provisions, the loss of necessary permits or approvals, or liability risks for environmental contamination could lead to significant costs;
- The Company and significant subsidiaries of Demag Cranes AG are subject to restrictive covenants that limit the Company's operating flexibility; any failure to comply with certain contractual covenants could give rise to an obligation to repay loans immediately;
- Problems could occur, and additional costs may be incurred, in connection with the combination or the establishment of administrative functions and data processing systems in connection with the formation of the Demag Cranes Group;
- The probative content and comparability of the Combined Financial Statements, which were prepared with the objective of reflecting, on the basis of historical financial data, the structure of the newly formed Group, may be limited and there may be changes in future financial statements;
- The shares of the Company have not previously been publicly traded and there is no guarantee that a liquid market will develop following the Offering, or that such a market can be sustained;
- The price of Demag Cranes AG's shares could be volatile;
- The Selling Shareholders could exert control over the Company and its business, and the interests of the Selling Shareholders may conflict with the interests of other investors;
- If, following the Offering, the current shareholders sell a significant number of Demag Cranes AG's shares on the market, or if such a sale is expected, the price of Demag Cranes AG's shares could be adversely affected;
- Future capital increases involve the risk of a dilution of voting power; and
- The transfer of shares is subject to restrictions under the securities laws of the United States and other jurisdictions.

*Before making a decision as to whether to purchase any of the Company's shares, potential investors should carefully read and consider the following risk factors as well as all of the other information contained in this Offering Circular. Each of these risks could have a material adverse effect on Demag Cranes' financial condition and results of operations. The price of Demag Cranes AG's shares could decline as a result of any of these risks, and investors could lose all or part of their investment. Each of the risks described below as well as additional risks and uncertainties, which are not currently known to the Company, could also have a material adverse effect on Demag Cranes' financial condition and results of operations. The order of the risks described below is not intended to be an indication of the magnitude of the risks or an indication of the probability of their occurrence.*

## Risks related to Demag Cranes' business activities

### *The demand for several of Demag Cranes' products is largely dependent on general economic conditions*

The products offered by Demag Cranes are considered capital goods products. The demand for such goods is, in principle, largely dependent on general economic conditions, especially with respect to the industrial cranes and hoists sold by Demag Cranes. The Company's growth expectations in this area are based upon a continuation of the noticeable current economic recovery in Western Europe, a continuing positive economic environment in the United States as well as upon growth in emerging markets. However, these growth trends may not continue at all or not to the degree that the Company expects or not over the period that the Company expects.

In addition, several end customers of the Industrial Cranes segment operate in cyclical industries, such as mechanical engineering, the aviation industry and the automotive industry. The business activities of customers in these industries are sensitive to changes in the economy with respect to global as well as regional trends. The resulting capacity utilization of the production plants of these customers determines their demand for products from the Industrial Cranes segment.

As long as Demag Cranes generates a significant share of its total sales in Western Europe, in particular in Germany, as well as in the United States, the Company may be unable to compensate sufficiently for a persistent weakness of demand in one of these markets by offsetting effects in other markets. Weak economic conditions could lead to declining volumes and prices in the market for Demag Cranes' products and thus have a material adverse effect on the Company's financial condition and results of operations.

In the Port Technology segment, the Company believes that an increase in volume in worldwide and regional freight traffic will lead to replacement or expansion investments by port and terminal operators, which should provide Demag Cranes with additional sales opportunities. There is, however, no guarantee that worldwide or regional freight traffic will develop as the Company expects. International trade is to a large extent dependent on the state of the economy and could be negatively affected by unforeseen events such as terrorist attacks, environmental disasters, epidemics or political crises as well as by unfavorable changes to cost factors such as further oil price increases. In such a case, port and terminal operators could postpone or even cancel their investments in new infrastructure, including port technology. Such developments would reduce the demand for Demag Cranes' products in the Port Technology segment, which could have a material adverse effect on Demag Cranes' financial condition and results of operations.

In addition, demand for Demag Cranes' products in the Port Technology segment is partially dependent on the financing terms that customers are able to obtain for these products. Given that most of these products represent a long-term investment for Demag Cranes' customers, some customers use external financing to finance their purchase. A noticeable rise in general interest rate levels and the associated deterioration of financing terms for these products, in particular a rise in interest rates for lease financing, could lead to a decline in demand and have a material adverse effect on Demag Cranes' financial condition and results of operations.

***Intense competition and price pressure could adversely affect Demag Cranes' sales, profits and market shares***

Demag Cranes operates in markets characterized by intense competition and which are, to a certain extent, exposed to significant price pressure. In the past, this intense competition and customers' sensitivity to price fluctuations have led to price declines. In the future, such intense competition and price pressure could result in further price declines and loss of market share. Furthermore, competitors who had lost market share in the past may attempt to regain market share through aggressive pricing policies. Moreover, mergers of competitors could further increase competition and price pressure. So far, the Company has generally been in a position to realize prices for its products above market averages. Competitors could, however, improve the quality of their products and continue to offer their products at prices which are lower than those of Demag Cranes.

The Company is of the opinion that continuous investment in product development as well as in the sales and service network is needed in order to establish and maintain a competitive advantage. Demag Cranes may not possess sufficient resources for the investments necessary for the Company to assert itself successfully in the market. Demag Cranes' competitors might have greater resources at their disposal and could possibly adapt faster to changing customer needs or spend greater amounts on marketing their products and services than Demag Cranes.

Each of these factors could lead to a loss of market shares for Demag Cranes and have a material adverse effect on its financial condition and results of operations.

***Demag Cranes' international expansion in emerging markets may be unsuccessful***

The Company believes that in emerging markets demand for capital goods will continue to rise as part of sustained economic growth in these countries. This assumption is based on the belief that in industrialized countries, customers are increasingly relocating their production to emerging markets from where they will likely continue to demand the Company's products. The Company further bases its expectation on the fact that in emerging markets, demand from local customers will continue to rise as a result of increasing domestic demand and export volume. Because of the resulting business potential, the Company intends, predominantly in the Industrial Cranes segment, to continue its current policy of expanding, in particular, in China, India, Brazil, CIS as well as in Eastern Europe. There are, however, significant costs associated with expanding into new markets.

As the overall economic situation in emerging markets is to a certain degree subject to significant fluctuations, it is possible that the emerging markets in which Demag Cranes operates or in which it would like to be more active may not grow or may not grow to the extent expected. If the economic development and related demand trends in these emerging markets do not evolve as expected, then Demag Cranes' investments would not lead to the desired growth in sales volumes and earnings. Furthermore, there is a risk that in emerging markets, demand could be met by international competitors or by local suppliers, who may be in a position to profit from better production and sales opportunities. Moreover, Demag Cranes pursues the objective of gaining additional market shares from local competitors by relying on the fact that local demand for high-quality products will rise. Potential customers in emerging countries may, however, be less willing to switch to Demag Cranes' products than the Company expects, thereby preventing Demag Cranes from increasing its market share. Each of these factors could prevent Demag Cranes from expanding its market shares and could result in lower earnings than needed to compensate for the costs associated with expansion into new markets.

Furthermore, Demag Cranes is exposed to risks with regard to political, economic and legal developments in certain emerging markets, in particular in connection with its subsidiaries domiciled there, its joint venture participation and in connection with its cooperation with local partners. The different political and legal systems in some of these countries generally could make it more difficult for the Company to carry out investments or to enforce claims. Moreover, in the future, Demag Cranes could be exposed to risks with respect to foreign exchange restrictions, for instance with regard to repatriation of earnings. In the future, some emerging markets in which Demag Cranes operates or would like to operate could impose or tighten protectionist measures such as customs duties, taxes or provisions regarding minimum requirements with respect to local production content. Each of the aforementioned factors could lead to a significant impairment of

Demag Cranes' business activities and thus have a material adverse effect on the Group's financial condition and results of operations.

***The introduction of new products may be less successful than Demag Cranes expects***

A central element of Demag Cranes' growth strategy is the continuous introduction of new products. Within the Industrial Cranes segment, Demag Cranes seeks to expand its market position in the premium segment with respect to the rope hoist and chain hoist generations, which Demag Cranes began to introduce in 2004. Demag Cranes also seeks to expand its market position in the high-volume market segment with the introduction of a new product series for lower technical requirements planned in 2007. However, market acceptance of the new products may be lower than Demag Cranes expects.

In the Port Technology segment, Demag Cranes' business strategy is largely based on the introduction of the new Generation 5 mobile harbor crane and on the successful marketing of new semi- and fully-automated products such as Automated Guided Vehicles (AGVs) and Automated Stacking Cranes (ASCs). The Generation 5 mobile harbor crane is a new product generation, for which only prototypes have come into operation so far. Upon completion of the test phase and before products can be finally introduced in the market, design changes could be necessary, which would entail additional costs and could lead to a delay in delivery. This may also be the case with the newly introduced diesel-electric Automated Guided Vehicles as well as with Automated Stacking Cranes for which the first pre-series units are currently under construction. After the initial operational phase, design changes may likewise be necessary, which could result in significant costs. Moreover, the demand for these new products may not develop as the Company projects.

Furthermore, with respect to all segments, there could be quality problems with products and services offered by Demag Cranes, especially when new products are launched and new services are introduced. Such quality issues could lead to a loss of customers and reduced market acceptance, which could negatively affect the introduction of new products and Demag Cranes' reputation. Should an entire product series prove to be defective, Demag Cranes might need to recall or replace products or product parts at customers' premises, in which event Demag Cranes would be responsible for costs associated with the product recall or replacement to the extent that such costs are not covered by existing insurance policies. Defective products or products that do not meet customer's specifications could also give rise to liability claims against Demag Cranes.

Each of the aforementioned factors could have a negative effect on the Group's market shares and a material adverse effect on the Group's financial condition and results of operations.

***Demag Cranes is subject to project risks in the Port Technology segment***

In the Port Technology segment, Demag Cranes has concluded two contracts for long-term projects (including a framework agreement). These contracts are of significance to the Company's business operations and relate to the delivery of comprehensive solutions for container handling using Automated Stacking Cranes and Automated Guided Vehicles, respectively. Pursuant to the framework agreement, Demag Cranes' contract partner is not obligated to purchase a minimum quantity. The contract for the other long-term project, which includes the order of 96 Automated Guided Vehicles, may be terminated by the contract partner at any time, either in whole or in part, against compensation for services already performed. Due to the complex technical specifications and the coordination with customers (and with other suppliers) necessary to integrate products (hardware and software) into their respective processes the implementation of the projects could be delayed, interrupted or discontinued. The ordering of stacking cranes in accordance with the agreed time schedule within the context of the concluded framework agreement is, for example, dependent, among other things, on the timely delivery of the control software for port logistics which is still to be developed, and the delivery of other products and services by other suppliers also participating in the project. In each case, the customers have instructed different suppliers to develop certain software components and, in one of these projects, Demag Cranes has assumed responsibility vis-à-vis the customer for the fulfillment of the obligations owed by such a supplier, such responsibility having been restricted to an aggregate liability of approx. €1.3 million. Although Demag Cranes cannot influence the delivery schedule for such software, the schedule has a direct impact on the time when delivery of the products to be supplied by Demag Cranes is accepted.

Given that the two contracts represent important reference projects, quality, integration and other problems related to these projects could negatively affect the overall reputation of Demag Cranes as well as existing orders of other customers and potential follow-up orders, even though Demag Cranes may have no control over the occurrence of such problems. Furthermore, the full implementation of the projects as well as follow-up orders cannot be assured, even if the projects are executed according to all time schedules as set forth in the respective contracts.

In addition, the pre-series models delivered by the Company within the context of long-term projects may not function as expected or, for other reasons, may not fully meet the customer's expectations. As a result, existing contracts could be suspended and any follow-up orders may not be placed, which would mean that the significant development costs typically invested by Demag Cranes in the context of long-term projects would not generate the expected return. In addition, any price increase by suppliers could negatively affect the margin that Demag Cranes calculated for the respective projects.

Each of the aforementioned factors could have a material adverse effect on the Group's financial condition and results of operations.

***Consolidation among port operators or shipping lines may lead to a loss of customers and orders***

In the Port Technology segment, Demag Cranes supplies no more than a few dozen customers per year. In fiscal year 2004/2005, the Port Technology segment's ten largest customers, exclusive of affiliated companies, generated approximately 39.3% of related segment sales. Processing of customer orders often requires long-term planning. In recent years, there has been a noticeable trend towards consolidation among port operators and shipping lines. Further consolidation could lead to a decline in current and future orders and an increase in customers' bargaining power, which could entail lower sales and less favorable terms for Demag Cranes, in particular with respect to the attainable prices. If customers merge or are acquired by other customers, then such customers might change their planning and orders in the short-term. Further consolidation among port operators and shipping lines could, therefore, lead to a loss of customers and orders and indirectly lead to a decline in sales to the extent that the Port Technology segment is unable to acquire new customers and book orders.

Each of these factors could have a material adverse effect on the financial condition and results of operations of Demag Cranes.

***The market entry of manufacturers from emerging markets may lead to additional competition and price pressure in industrialized countries in which Demag Cranes currently generates the largest portion of its sales***

In the course of the growth experienced in emerging markets, numerous new manufacturers have established themselves in such markets, particularly in the industrial cranes market. These manufacturers primarily satisfy local demand. Their products are generally priced significantly lower than those of Demag Cranes' products and serve lower technical requirements. These local manufacturers could develop their products to an extent which would enable them to compete with Demag Cranes' higher quality products. In addition, within the context of a further expansion strategy, local manufacturers could increasingly offer their products internationally.

Both of these factors could lead to a loss of Demag Cranes' market shares in industrialized countries and could have a material adverse effect on the Group's financial condition and results of operations.

***Demag Cranes' planned measures for improving its profitability through process optimization may be unsuccessful***

In order to achieve sustained improvement of its profitability, Demag Cranes intends to continue the restructuring process it previously initiated in the Industrial Cranes and Services segments through additional process optimization measures. Similarly, in the Port Technology segment, Demag Cranes plans to further improve profitability through continued process optimization. The measures planned by Demag Cranes, such as increasing the application of modular product concepts, optimizing production flows and logistics, increased outsourcing of production of individual components and improving efficiency of construction and sales processes, may not be as successful as desired and may not improve profitability. As a result, certain investments or costly restructuring and process optimization measures may not generate the expected return.

Each of these factors could have a material adverse effect on the financial condition and the results of operations of Demag Cranes.

***Dependency on suppliers could have a negative impact on Demag Cranes' existing business activities***

To a certain extent, Demag Cranes is dependent on certain suppliers, both because there are either no or only few short-term alternatives to existing suppliers and because, for certain components, technical and commercial factors limit the choice of suppliers, in particular for parts that must meet certain precise specifications. A change of suppliers could entail significant efforts and result in significant costs. Due to the existing dependency, Demag Cranes may not be in a position to find commercially comparable alternatives if any individual supplier fails to perform. Moreover, the Company may not be able to replace particular suppliers on short notice.

Demag Cranes' increasing use of outsourcing results in it being relatively more dependent on suppliers to whom it has outsourced, as these suppliers are more closely integrated into the production process and cannot be substituted at all or only at significantly greater expense. Demag Cranes may also not attain its cost targets because it may need to make concessions to these suppliers. This general risk associated with suppliers exists in particular in the Port Technology segment, primarily in connection with products such as Automated Stacking Cranes that increasingly rely on outsourcing concepts.

Suppliers may experience quality problems and delivery delays which could lead to a delay in the production and delivery of Demag Cranes' products. This may result in losses in sales and earnings, a loss of important customers or a loss of market acceptance and may also result in claims for damages against Demag Cranes.

Each of these factors may have a negative impact on the business activities of Demag Cranes and could have a material adverse effect on the Group's financial condition and results of operations.

***Increasing raw material and transportation costs could have an adverse effect on the profitability of Demag Cranes' business***

The majority of Demag Cranes' production costs – other than personnel costs – is attributable to raw materials, particularly steel, as well as intermediate goods that are predominantly made of steel. Given the cyclical nature of the steel industry, steel prices can be relatively volatile and may rise due to various factors (including general economic conditions, speculation, labor costs, competition, import restrictions, duties and currency exchange rates).

In the past, Demag Cranes was only partly able to pass on steel price increases to its customers through the use of certain measures such as price mark-ups tied to increases in material prices (which the Industrial Cranes segment has employed since around May 2004). Due to competition, the rate at which raw material prices may increase or for other reasons, Demag Cranes may not be able to take such measures in the future, or may only be able to pass on such price increases to a limited degree.

A portion of Demag Cranes' cost of sales and the prices charged to customers, respectively, is dependent, in particular in the Port Technology segment, on transportation costs that are incurred in connection with the shipment of Demag Cranes' products to customers. The Port Technology segment manufactures its products centrally in one plant, while its customers are located around the globe; as a result, transportation costs may represent a significant cost factor or, in the customer's view, a significant price factor. The rise in crude oil prices and the high utilization of available vessel capacity have increased transportation costs in recent years. Further increases in transportation costs, particularly as a result of a continued rise in crude oil prices, would lead to an increase in overall prices for customers, in particular in the Port Technology segment. If transportation costs increase further, Demag Cranes may no longer be able to pass on all or any of the transportation costs to its customers in the Port Technology segment.

Each of these factors could have a material adverse effect on the Group's financial condition and results of operations.

***Liability claims may negatively affect Demag Cranes' results***

Products sold by Demag Cranes could have faults or defects. Such faults or defects could negatively affect the market acceptance of products distributed by Demag Cranes and Demag Cranes' overall reputation and could subsequently lead to a loss of customers. Such defects could also cause damage to the property or injure the health of customers, employees of customers or third parties and possibly cause serious continuous and consequential damages or breach contractual agreements with customers, thereby exposing Demag Cranes to potential claims for damages or official investigations. Currently, various liability claims are being asserted against Demag Cranes and further claims could be asserted in the future. Should an entire product series prove to be defective, costly recall actions or the replacement of products or components at the customer's premises may be required.

Each of these factors could have a material adverse effect on the financial condition and results of operations of the Group.

***Extended periods during which production is halted, whether caused by business interruptions, strikes or delivery delays could have an adverse effect on Demag Cranes' business activities***

Most full-time salaried employees of the Demag Cranes Group are covered by collective bargaining agreements. The Company cannot guarantee that, upon expiration of the collective agreements currently in place, new agreements with terms and conditions satisfactory to the Company will be reached. Furthermore, the Company cannot guarantee that it will be able to reach such agreement without strikes or similar collective actions. Any such collective action may have a material adverse effect on Demag Cranes' production for a period of time.

Moreover, part of Demag Cranes' production is carried out using production equipment which Demag Cranes has used over a long time period and which is produced by only a few tool manufacturers. In the event that Demag Cranes is unable to replace parts, or if it cannot do so upon short notice, it might be forced to halt production. Business interruptions, strikes or similar events occurring at Demag Crane Group's suppliers or customers could also lead to production halts at Demag Cranes' facilities.

Mobile harbor cranes manufactured by Demag Cranes are transported in special night transports from the Dusseldorf plant to the river Rhine for shipping. This requires crossing a railway line. In the past and pursuant to an arrangement (*Gestattungsvertrag*) with Deutsche Bahn AG, certain time slots were made available for this purpose. Going forward, Deutsche Bahn AG might change its timetable in connection with, for example, an increase in the volume of train traffic because of certain major events or any other reason, and a sufficient number of time slots might no longer be available to Demag Cranes. In such circumstances, Demag Cranes could experience delays in the delivery of mobile harbor cranes.

In addition, the arrangement with Deutsche Bahn AG could be terminated by Deutsche Bahn AG at any time on three-months notice. Deutsche Bahn AG may also terminate the arrangement if it deems such termination necessary for operational reasons. Accordingly, it is possible that in the future Demag Cranes might not be able to cross the railway line with its heavy cargo transports. Although the Company could deepen an existing railway underpass if the arrangement were terminated, there can be no assurance that the Company would be able to do so in a timely manner. If the arrangement were terminated and the underpass could not be deepened in a timely manner, then the Company would not be able to deliver any mobile harbor cranes during the period between such termination of the arrangement and the completion of the work on the underpass. Moreover, Demag Cranes cannot provide any assurance as to whether or not the relevant local authorities would bear the costs for such deepening of the underpass, which are estimated to amount to approximately €2.5 million.

In order to load its cranes onto inland vessels, Demag Cranes depends on the use of a heavy cargo platform owned by Stadtwerke Düsseldorf AG. There is an oral agreement with Stadtwerke Düsseldorf AG regarding the use of the heavy cargo platform. However, Stadtwerke Düsseldorf AG may terminate this arrangement at any time and may prohibit Demag Cranes from using its heavy cargo platform, in which case Demag Cranes could experience considerable delays in delivery.

The Company could also experience delays when products of its Port Technology segment are transported on inland waters as a result of high or low water levels or because of shipping capacity constraints.

All of the above factors or any delivery or production interruptions caused by other factors, whether taken individually or as a whole, could have a material adverse effect on Demag Cranes' financial condition and results of operations.

***Buy-back obligations could have an adverse impact on Demag Cranes' business activities***

Certain contracts for the sale of mobile harbor cranes include buy-back obligations. In some cases, leasing companies finance the purchase by end users. In such cases, the buy-back obligation exists vis-à-vis the leasing company and is triggered if the end user defaults under the financing agreement and the financing agreement is subsequently terminated. Moreover, Demag Cranes may be obligated to repurchase mobile harbor cranes for a fixed price at the end of the leasing term. In some cases, buy-back obligations also exist outside of leasing agreements and are structured in such a way that cranes may be resold to Demag Cranes at a fixed price and after a certain period of time, without there having to be any special reasons for such resale.

As of September 30, 2005, contingent liabilities with respect to buy-back obligations amounted to approximately €41.9 million and as of March 31, 2006 to approximately €44.6 million. Consistent with its past practice, Demag Cranes intends to continue to enter into buy-back arrangements in the future in connection with sales of mobile harbor cranes.

Demag Cranes' customers may, in the future, make greater use of such buy-back obligations, and the agreed repurchase price may prove to be unreasonably high in certain cases. Consequently, Demag Cranes may not be able to resell all of the repurchased used cranes at adequate prices. This could have a material adverse effect on Demag Cranes' financial condition and results of operations.

***Exchange rate fluctuations could have a negative impact on Demag Cranes' results***

Demag Cranes is exposed to foreign currency fluctuations, particularly fluctuations in the value of the U.S. dollar relative to the euro. Assuming a constant sales volume and nominally constant prices (for example in U.S. dollars), Demag Cranes would generate lower sales in euro, if the U.S. dollar were to decline against the euro.

Additional foreign exchange rate risks arise when sales are generated in a currency that differs from the currency in which costs are incurred. The majority of Demag Cranes' costs are incurred in euro, while many of its important sales markets lie outside the so-called euro zone. As a result, part of its sales are generated in U.S. dollars. Assuming a constant sales volume and nominally constant prices (in U.S. dollars), Demag Cranes would generate lower sales in euro if the U.S. dollar were to decline against the euro while costs (in euro) remained unchanged. In addition, any changes in exchange rates could lead to competitive advantages, in particular for those competitors which operate locally.

Such currency risks may have a material adverse effect on Demag Cranes' financial condition and results of operations.

***Under certain conditions, Demag Cranes AG may forfeit the future usability of its tax loss carry-forwards, either in whole or in part, and valuation adjustments reducing the deferred tax asset could be required in the Group's consolidated balance sheet***

Pursuant to § 8 (4) of the German Corporation Tax Act (*Körperschaftsteuergesetz*; "KStG"), Demag Cranes may forfeit its tax loss carry-forwards if both (1) more than 50% of the shares in Demag Cranes AG are transferred to new shareholders, for example as a consequence of the stock exchange listing (as the case may be, in combination with the previous capital contribution of

Gottwald HoldCo 3 (drei) GmbH), and (2) predominantly new business assets are conveyed to Demag Cranes AG within a period of five years (under more recent case law, possibly three years). It is likely that the contribution of Gottwald HoldCo 3 (drei) GmbH to the Company, the sale of shares in connection with the initial public offering as well as subsequent stock exchange trading will constitute such a change of shareholders within the meaning of § 8 (4) KStG. Demag Cranes AG's acquisition of the shares in Gottwald HoldCo 3 (drei) GmbH could possibly be regarded as a contribution of business assets. At present, Demag Cranes cannot rule out the possibility that there will be additional contributions of capital that are relevant for tax purposes, particularly since the German tax authorities have taken the view that the contribution of liquidity by way of borrowings or the issuance of debt instruments, for example through the issuance of convertible bonds, can also constitute a contribution of new business assets. If it becomes apparent that the tax loss carry-forwards of Demag Cranes AG cannot, or not to the full extent, be utilized, valuation adjustments would have to be made in relation to the deferred tax asset shown on the Group's consolidated balance sheet. This would adversely affect Demag Cranes AG's consolidated results and reduce the consolidated shareholders' equity. Similar restrictions also exist in foreign countries in which subsidiaries of Demag Cranes AG have tax loss carry-forwards.

Moreover, the future usability of Demag Cranes AG's loss carry-forwards for tax purposes is restricted by the so-called minimum taxation rule (§ 10d (2) of the German Income Tax Act (*Einkommensteuergesetz*, "EStG"). This rule stipulates that for any given assessment period, no more than €1 million in taxable income may be set off in full against tax loss carry-forwards. Only 60% of the taxable income in excess of €1 million may be set off against tax loss carry-forwards. This means that 40% of the taxable income in excess of €1 million is subject to taxation, regardless of the fact that Demag Cranes AG still has utilizable tax loss carry-forwards.

Based on its loss carry-forwards, Demag Cranes AG has a capitalized deferred tax asset on tax loss carry-forwards in the amount of €46.1 million in the Combined Financial Statements under IFRS as of and for the year ended September 30, 2005. Tax loss carry-forwards of Demag Cranes AG accrued primarily in Germany. The calculation of the deferred tax asset on loss carry-forwards of Demag Cranes AG was based on an assumed tax rate for Germany of 39% (corporation income tax, solidarity surcharge and trade tax). Any changes to the tax laws regarding tax rates or the usability of loss carry-forwards as well as to the assumptions made by the Company, particularly with respect to the amount of future taxable profits, may result in a charge to the profit and loss account in connection with the revaluation of the capitalized deferred tax asset, thus having an adverse effect on the consolidated shareholders' equity.

Regarding the amount of the loss carry-forwards of Demag Cranes AG and its subsidiaries and also in connection with the income tax treatment of the shareholdings of Demag Cranes Group's management and employees, the general risk exists that tax audits may lead to corrections regarding open assessment periods.

Each of these factors could have a material adverse effect on the financial condition and the results of operations of Demag Cranes.

***Increasing personnel costs in connection with the expiration of a collective restructuring agreement could adversely affect the results of Demag Cranes***

A collective restructuring agreement for the employees of Demag Cranes & Components GmbH at the Wetter, Uslar and Luisenthal sites which was entered into on November 26, 2004 and which runs for a period of five years provides, with respect to the years 2005 through 2007, for a temporary and partial suspension of specific provisions of the regional collective bargaining agreement regarding the respective standard wage increase, the vacation compensation and a special payment, except for a lump payment. The provisions of the regional collective bargaining agreement (*Flächentarifvertrag*) as then amended apply again from 2008 onwards.

The collective restructuring agreement grants both employee representatives and the employer a special termination right that may be exercised if the EBIT of Demag Cranes & Components GmbH falls below a certain threshold. In the event the termination right is exercised, the collective restructuring agreement shall end immediately and without any after-effects. Furthermore, Demag Cranes can provide no assurance that, going forward, the parties to the collective restructuring agreement will not hold different views on individual provisions of the agreement and, as a result, the agreement could be terminated prematurely. In both such cases, the cost relief for Demag

Cranes & Components GmbH agreed upon in the restructuring bargaining agreement would be inapplicable.

If, subsequent to the expiration of the collective restructuring agreement, no follow-up agreements on similar terms and conditions were reached, personnel costs would increase. From fiscal year 2008/2009 onward, employees affected by the suspension of the benefits could also be entitled to a bonus, which is conditioned exclusively on the performance of Demag Cranes & Components GmbH. The maximum bonus payable is €2,000 (gross) per employee per year and is limited to a total of €17,500 (gross) per employee. This bonus will be payable if the EBIT of Demag Cranes & Components GmbH exceeds a certain threshold.

To the extent that Demag Cranes & Components GmbH will incur increased personnel costs as a result of the above-mentioned risk factors, Demag Cranes' financial condition and results of operations could be materially adversely affected.

***Increasing pension obligations, including increases resulting from changes in statute or case law, could have a negative impact on Demag Cranes' results***

Demag Cranes made commitments to current and former employees with regard to company pension payments. The company pension obligations arising from such commitments vis-à-vis employees are determined by experts on the basis of certain actuarial assumptions regarding, for example, discount rates, changes in salaries and pension levels and staff turnover. Demag Cranes creates provisions in the amount of the company pension obligations calculated in the manner set forth above. A change in actuarial assumptions could lead to an increase in the company pension obligations and to additional provisioning requirements for Demag Cranes. The legal conditions governing company pension obligations are subject to changes in statute or case law. Demag Cranes can provide no assurance that it will not in the future incur new or more extensive company pension obligations due to changes in statute and case law, or that such changes will not have an impact on its previous calculations concerning company pension obligations. The Group's financial condition and results of operations could suffer a material adverse effect insofar as the aforementioned risk factors result in increased company pension obligations for Demag Cranes.

***The Group's intellectual property rights may not be adequately protected or an adequate protection may not be possible***

Demag Cranes has a large number of patents that are of considerable importance for the Group's business activities. Even though the law presumes the validity of patents, this presumption does not necessarily mean that any patents granted will ultimately be deemed valid or that any patent claims are enforceable. Moreover, there is no guarantee that all of the patents filed or planned by Demag Cranes concerning its new technologies will be granted. Furthermore, there is a possibility that third-parties may infringe Demag Cranes' patents. Demag Cranes plans to expand its business into regions in which effective legal protection may not be as easily enforceable as in developed countries. This could be the case in China, for example. Inadequate protection or the actual infringement of Demag Cranes' intellectual property rights could restrict the Company's ability to take full advantage of the technological leadership it has achieved as a result of its research and development activities.

Moreover, trade secrets, which cannot be patented, and confidential know-how are important for the Group's commercial success. Although Demag Cranes endeavors to protect its trade secrets by relying on laws relating to the protection of trade and business secrets, by executing confidentiality agreements with business partners, key employees and advisors, and by taking other suitable measures, there is no guarantee that such measures will prevent the disclosure of Demag Cranes' trade secrets or that third-parties will not develop identical or similar know-how or gain access to such know-how independently of Demag Cranes.

Each of these factors could adversely affect Demag Cranes' competitive position and thus have a material adverse effect on its financial condition and results of operations.

***The right to use the name "Demag" may conflict with similar rights of other former companies of the Mannesmann group***

The Company derives its right to use the name "Demag" in its company name from a license agreement, unlimited in time, entered into with Mannesmann Demag Kraus-Maffei GmbH, Munich, the holder of the rights to the "Demag" trademarks. Under this license agreement, the Company has the unrestricted right to use the name worldwide for the business areas of its two subsidiaries, Demag Cranes & Components GmbH, Wetter and Gottwald Port Technology GmbH, Dusseldorf. The restructuring process of the former Mannesmann group gave rise to other companies that use the name "Demag" as an integral part of their company name. Insofar as the Company is aware, these companies also derive their rights to use the name "Demag" for their respective business areas from Mannesmann Demag Krauss-Maffei GmbH. In case Demag Cranes AG's right to use the name "Demag" should conflict with similar rights held by other former companies of the Mannesmann group as other licensees, the Company agreed to indemnify Mannesmann Demag Krauss-Maffei GmbH against any claims arising from such use. This could have a material adverse effect on the Group's financial condition and results of operations.

***Conditions imposed on the basis of environmental provisions or liability risks for environmental contamination could lead to significant costs***

The production of Demag Cranes is subject to environmental approval and monitoring provisions. The measures required for compliance with environmental provisions and conditions of approval, particularly with respect to the furnishing and retrofitting of facilities, may lead to considerable expenses. Environmental and industrial safety regulations in force at Demag Cranes' production sites are generally updated to ensure utilization of state of the art environmental technology. In the future, this could necessitate cost-intensive measures for retrofitting its facilities.

Demag Cranes operates on 26 production sites globally. There can be no assurance that in the past no environmentally hazardous substances leaked into the air, groundwater or soil at production sites or neighboring properties or otherwise contaminated the environment or that Demag Cranes will not be made responsible for implementing remediation measures. Demag Cranes faces similar risks with respect to former sites, which Demag Cranes has since sold. Even if Demag Cranes has contractually excluded or limited its liability vis-à-vis a purchaser, Demag Cranes could be held responsible for currently unknown contamination on properties, which it previously owned or used. Likewise, there can be no assurance that environmentally hazardous substances will not pollute the environment or that Demag Cranes will not be called upon to remove such contamination.

Each of these factors could have a material adverse effect on the financial condition and results of operations of Demag Cranes.

***The Company and significant subsidiaries of Demag Cranes AG are subject to restrictive covenants, which limit the operating flexibility of the Company***

As of the closing of the Offering, the Company and certain of its significant subsidiaries will enter into a loan agreement for a revolving credit facility arranged by Bayerische Hypo- und Vereinsbank AG and Commerzbank Aktiengesellschaft in order to use parts of the loans drawn thereunder to refinance current credit obligations. The maximum amount available under this credit facility is €325.0 million. The credit agreement for this credit facility will impose restrictions on the Company and its subsidiaries. Pursuant to the covenants included in the credit agreement, the Company and its subsidiaries will be restricted, in particular, from incurring new debt, granting security, issuing guarantees, disposing of assets, making acquisitions or other investments or consummating mergers, reorganizations or similar transactions without, in each case, the consent of the lending banks. Such covenants are also included in the current credit facility agreements. Furthermore, the loan agreement will provide that the Company must meet certain financial ratios (so-called financial covenants). These restrictions could have an adverse impact on the Company's ability to finance future business activities as well as the Company's capital requirements, making acquisitions and pursuing other business activities that may be of interest, as well as paying dividends or repurchasing shares from its shareholders. This could have a material adverse effect on business activities, the financial condition and results of operations of the Company.

Pursuant to the German Stock Exchange Act, moreover, the General Shareholders' Meeting of the Company may in certain cases adopt a resolution on a capital increase to the exclusion of the shareholders' subscription rights. Such resolution shall require a qualified majority. Shareholders who are not offered any of the shares to be issued could not prevent the dilution of their shares in the Company in such case unless they purchased additional shares, if necessary at a higher price, in the secondary market – for example on the stock exchange.

***The transfer of shares is subject to restrictions under the securities laws of the United States and other jurisdictions***

The Company has not registered and will not register the shares under the Securities Act or any securities laws of any jurisdiction other than Germany. The shares may not be offered or sold in the United States or to any U.S. person (as defined under Regulation S of the Securities Act) or in any jurisdiction where registration of securities is required but has not been effected, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws. Potential investors must ensure that offers for the subscription of the shares and sale of the shares within the United States and other countries comply with applicable securities laws.

### Responsibility for the content of the Offering Circular

Demag Cranes AG, Wetter (Ruhr) (the "Company" and together with its subsidiaries "Demag Cranes", the "Demag Cranes Group", or the "Group"), Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom ("Goldman Sachs"), and Lehman Brothers International (Europe), 25 Bank Street, London E14 5LE, United Kingdom ("Lehman Brothers" and together with Goldman Sachs the "Global Coordinators"), and Commerzbank Aktiengesellschaft, Kaiserplatz, 60261, Frankfurt am Main, Bayerische Hypo- und Vereinsbank AG, Arabellastraße 12, 81925, Munich, CALYON, 9 Quai du Président Paul Doumer, 92920 Paris La Defense Cedex, France, and WestLB AG, Herzogstrasse 15, 40217, Dusseldorf (together with the Global Coordinators the "Underwriters"), hereby assume liability for the content of this Offering Circular (the "Offering Circular") pursuant to § 5 (4) of the German Securities Prospectus Act (*Wertpapierprospektgesetz*, "WpPG") and hereby declare that to their knowledge, the information contained in this Offering Circular is true and correct and that no material information has been omitted, and that they have exercised due care to ensure that the information contained in this Offering Circular is to their knowledge true and correct, and that no facts have been withheld, which could change the substance of this Offering Circular.

In the event that any claims based on information contained in this Offering Circular are asserted in court, the plaintiff may be required under the national laws of the applicable State of the European Economic Area to bear the costs of translating the Offering Circular before legal proceedings commence.

### Subject matter of the Offering Circular

The subject matter of this Offering Circular is the public offering of 10,700,000 ordinary bearer shares of the Company with no par value (no-par shares), each share currently representing a notional par value of €1.00, consisting of 1,793,117 shares from the holdings of DCC Luxembourg 2 S.à r.l., 8,906,883 shares from the holdings of Gottwald Luxembourg 2 (b) S.à r.l. (hereinafter collectively referred to as the "Selling Shareholders"), and up to 1,605,000 shares from the holdings of DCC Luxembourg 2 S.à r.l. with regard to a potential over-allotment, each carrying full dividend rights as of October 1, 2005. The 10,700,000 shares from the holdings of the Selling Shareholders and the up to 1,605,000 shares from the holdings of DCC Luxembourg 2 S.à r.l. with respect to a potential over-allotment are hereinafter collectively referred to as the "Offered Shares".

The subject matter of this Offering Circular is the admission to trading on the official market (*Amtlicher Markt*) and simultaneously the sub-segment of the official market with post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange of 21,172,993 ordinary bearer shares of the Company with no par value (no-par shares), each currently representing a notional share in the share capital of €1.00 (entire share capital).

DCC Management Beteiligungs GmbH & Co. KG and Gottwald Management Beteiligungs GmbH & Co. KG (collectively referred to as the "Management Participation Partnerships") are not offering any shares in connection with the Offering (with respect to further lock-up obligations, see "*The Offering—Lock-up agreement*" and "*The Offering—Preferential allotment*").

Each no-par share carries one vote at the General Shareholders' Meeting.

### Forward-looking statements

This Offering Circular includes certain forward-looking statements. Forward-looking statements are any and all statements contained in this Offering Circular, which do not relate to historical facts and events. This applies to any sections of the Offering Circular that contain information about future financial earning capability, plans and expectations with respect to the business activities of Demag Cranes, or information on growth, profitability and general economic conditions to which Demag Cranes is subject. Forward-looking statements are based on current estimates made by the Company to the best of its knowledge. Such statements are based on assumptions and factors that are subject to risks and uncertainties, the non-occurrence or occurrence of which could cause the actual results, including the financial condition and profitability of Demag Cranes, to differ materially from or be more negative than those expressly or implicitly assumed or described by such forward-looking statements.

Some of these factors include: dependence on the development of the economy in general, intensive competition and price pressure, failure to expand internationally or introduce new products, project risks, consolidation of port operators or shipping lines, entry into the market of providers from emerging markets, dependence on suppliers, increasing raw material prices and transport costs, liability claims and currency fluctuations.

In light of the risks, uncertainties and assumptions, it is possible that the future events referred to in this Offering Circular will not occur. The foregoing also applies with respect to the forward-looking statements derived from third-party studies cited in this Offering Circular (see also "*Note concerning sources of market information, currency figures and technical terms*"). It should also be noted that neither the Company nor the Global Coordinators assume any obligation to update such forward-looking statements or to adjust them in light of future events or developments, except as required by law.

**Note concerning sources of market information, currency figures and technical terms**

To the extent not otherwise indicated, the information contained in this Offering Circular on the market environment, market developments, growth rates, market trends and competition on the markets and in the sectors in which Demag Cranes operates is based on assessments of the Company. These assessments, in turn, are based in part on internal observations of the market and on market studies commissioned by the Company itself as well as on publicly available sources such as the trade magazine World Cargo News ("World Cargo News"). The Company cites, for example, two studies by Drewry Shipping Consultants Ltd. from 2005 ("Drewry Shipping Consultants") as well as its own commissioned study by Impuls Management Consulting titled "Determination of DCC's Market Position" from 2006 ("Impuls—Study").

The figures contained in this Offering Circular denominated in "euros" or "€" relate to the legal currency of the Federal Republic of Germany. The terms "$" and "U.S. dollars" relate to the legal currency of the United States of America. The terms "British Pounds" and "£" relate to the legal currency of Great Britain. The terms "Swiss Francs" and "CHF" refer to the legal currency of Switzerland. The terms "Danish Crowns" and "DKR" refer to the legal currency of Denmark.

U.S. dollar figures in the studies cited in this Offering Circular were converted into euros based on the exchange rate published for the relevant period by the European Central Bank. The exchange rate published for the year 2004 was €1 = $1.2439, and €1 = $1.2441 for the year 2005.

The table below contains information as of the date stated therein with respect to the exchange rates for U.S. dollars, British Pounds, Swiss Francs and Danish Crowns. The exchange rates were taken from the website of the European Central Bank (http://www.ecb.int/stats/exchange/eurofxref/html).

| (€1 =) | Exchange rate per March 31, 2006 |
|---|---|
| $ | 1.2104 |
| £ | 0.6964 |
| CHF | 1.5801 |
| DKR | 7.4624 |

In the section entitled "*Management discussion and analysis of financial condition and results of operation*" references are made to other U.S. dollar exchange rates.

The information from third-party studies cited in this Offering Circular has been accurately reproduced. To the Company's knowledge and to the extent the Company was afforded an opportunity to verify such published information, no facts have been omitted without which such information would prove to be incorrect or misleading.

The market information contained in this Offering Circular was derived and summarized by the Company from a variety of different studies. Individual studies are cited only if the relevant information is taken directly from such studies. The Company has not verified the market data or other information on which the third-party studies were based, nor has it verified the external sources upon which the Company's own assessments are based. The Company can therefore assume no responsibility for the accuracy of the information which is presented in this Offering Circular but derived from third-party studies concerning market environment, market developments, growth rates, market trends and competition, and can assume no responsibility for the accuracy of the information upon which it bases its estimates.

This Offering Circular includes certain estimates concerning market data and other information derived therefrom, which cannot be gathered from either publications by market research institutes or from other independent sources. Such information is based on the Company's own internal assessments. In many cases, the information on such market data is not readily accessible, such as information from industry associations, official authorities or other organizations and institutions. The Company believes that its estimates of market data and information derived therefrom is helpful for investors in order to gain a better understanding of the industry in which the Company operates, as well as the Company's position within this industry. While the Company believes that its internal observations of the market are reliable, its estimates are not reviewed or verified by any external sources. The Company provides no assurance regarding the accuracy of its estimates or the information derived therefrom. Such information may deviate from estimates made by competitors of Demag Cranes or from future evaluations by market research institutes or other independent sources.

A glossary containing technical terms and abbreviations used herein is included at the end of this Offering Circular.

**Fiscal year and auditor**

The fiscal year begins on October 1 of a given calendar year and ends on September 30 of the following calendar year. Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Schwannstraße 6, 40476 Dusseldorf ("Deloitte"), has been selected to act as the Company's auditor for fiscal year 2005/2006. Deloitte audited in accordance with International Standards on Auditing (ISA) the voluntary historical consolidated financial statements of the original DCC sub-group, i.e., the consolidated financial statements of Demag Cranes AG (then operating under the name DCC HoldCo 3 (drei) GmbH) prior to the contribution of the assets of Gottwald HoldCo 3 (drei) GmbH, and the original Gottwald sub-group, i.e., the consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH, in each case as of September 30, 2005, 2004 and 2003 in accordance with IFRS, and issued an unqualified audit opinion with respect thereto. The Company's stand-alone financial statements as of September 30, 2005, 2004 and 2003 prepared in accordance with the accounting rules of the German Commercial Code ("HGB") were likewise audited by Deloitte, who issued an unqualified audit opinion with respect thereto. Deloitte also audited the Combined Financial Statements as of September 30, 2005, 2004 and 2003 under IFRS in accordance with the International Standards on Auditing (ISA) and issued an unqualified audit opinion. Deloitte is a member of the German Chamber of Auditors (*Deutsche Wirtschaftsprüferkammer*).

**Documents available for inspection**

For the period during which this Offering Circular is valid, print copies of the following documents are available for inspection during regular business hours at the Company's offices at Ruhrstraße 28, 58300 Wetter:

(i) the Company's articles of association and by-laws for the management board and supervisory board;

(ii) the Combined Financial Statements under IFRS for each of the fiscal years ended September 30, 2005, 2004 and 2003;

(iii) the interim combined financial statement of the Demag Cranes Group under IFRS as of March 31, 2006;

(iv) the voluntary historical consolidated financial statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH under IFRS as of September 30, 2005, 2004 and 2003 as well as the opening balance sheet as per October 31, 2002;

(v) the Company's stand-alone financial statements prepared under HGB accounting for each of the fiscal years ended September 30, 2005, 2004 and 2003;

(vi) the statement of changes in shareholders' equity and the cash flow statement prepared under HGB of DCC HoldCo 3 (drei) GmbH for each of the fiscal years ended September 30, 2005, 2004 and 2003;

(vii) the formation audit report by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Dusseldorf, dated April 28, 2006; and

(viii) the audit report regarding post-formation and share capital increase by way of contribution in kind of Demag Cranes AG prepared by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Dusseldorf, dated May 17, 2006.

The Company's future annual and interim reports will be available at the Company and at the paying agent set forth in this Offering Circular (see "*Information on the securities to be offered or admitted to trading—Notices, paying and depositary agent*").

## THE OFFERING

Including the Greenshoe Option, the Offering (the "Offering") comprises up to 12,305,000 bearer shares with no par value and a notional value of €1.00 and full dividend rights as from October 1, 2005, consisting of 10,700,000 shares from the holdings of the Selling Shareholders and up to 1,605,000 shares from the holdings of DCC Luxembourg 2 S.à r.l. with a view to potential over-allotments. The 10,700,000 shares from the holdings of the Selling Shareholders and the up to 1,605,000 shares from the holdings of DCC Luxembourg 2 S.à r.l. made available free of charge by means of a securities loan for purposes of a potential over-allotment are herein referred to as the "Offered Shares".

The proportionate amount of the Company's share capital attributable to the shares offered hereby represents a total of €10,700,000 (up to €12,305,000 including the potential over-allotment). Thus, 50.5% of the Company's shares (up to 58.1% including the potential over-allotment) are offered in the Offering.

The Offering consists of a public offer of the shares in the Federal Republic of Germany and private placements outside the Federal Republic of Germany by the Underwriters under the management of the Global Coordinators. The Underwriters have agreed to underwrite the shares pursuant to the terms of an underwriting agreement, which was executed on June 22.

In the United States, the Offered Shares are being offered and sold to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended ("Securities Act") (except for sales to a limited partnership formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, which are being made pursuant to a separate private placement exemption under the Securities Act). Outside the United States, the Company's shares are being offered and sold in reliance on Regulation S of the Securities Act.

### Timetable

The projected timetable for the Offering is as follows:

| | |
|---|---|
| June 7, 2006 | Commencement of the Offering |
| June 16, 2006 | Listing order (*Zulassungsbeschluss*) issued by the Frankfurt Stock Exchange |
| June 17, 2006 | Publication of the listing order issued by the Frankfurt Stock Exchange |
| June 19, 2006 | End of the initial offering period |
| June 20, 2006 | Approval of Supplement no. 1 by the German Federal Financial Supervisory Authority ("BaFin") |
| June 20, 2006 | Publication of Supplement no. 1 on the Company's website |
| June 21, 2006 | Reopening of the offering |
| June 22, 2006 | Last day of the reopened offering period; end of the reopened offering period for private investors at 12:00 noon (CET) and for institutional investors at 2:00 p.m. (CET) |
| June 22, 2006 | Determination of the allotment of the shares |
| June 23, 2006 | Listing of the shares |
| June 27, 2006 | Settlement and book-entry delivery of the shares |

The offering circular has been published on the Company's website at www.demagcranes-ag.com. The Offering Circular is also available, free of charge, during regular business hours at the offices of the Company, Ruhrstraße 28, 58300 Wetter, and the Global Coordinators (Goldman Sachs International, c/o Goldman, Sachs & Co. oHG, Messeturm Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, and Lehman Brothers International (Europe), Frankfurt office, Rathenauplatz 1, 60313 Frankfurt am Main).

**Selling Shareholders**

The Selling Shareholders (DCC Luxembourg 2 S.à r.l., 59, rue de Rollingergrund, L-2440 Luxembourg, and Gottwald Luxembourg 2 (b) S.à r.l., 59, rue de Rollingergrund, L-2440 Luxembourg) have agreed to sell 10,700,000 shares in the Offering. In addition, the Underwriters have the option to purchase up to 1,650,000 additional shares from DCC Luxembourg 2 S.à r.l. to cover any over-allotments (hereinafter also referred to as the "Greenshoe Shares"; see "*—Stabilization, over-allotment and Greenshoe Option*"). Thus, following the Offering (assuming the Greenshoe Option is exercised in full), the Selling Shareholders, together with the Management Participation Partnerships, will hold 41.9% of the Company's share capital.

**Offer price, number of allotted shares**

The offer price is set forth on the cover page of this Offering Circular. The offer price was determined by the Selling Shareholders following consultation with the Global Coordinators. The Underwriters reserve the right not to accept purchase orders, in whole or in part, in particular if orders at the offer price exceed the number of shares offered in the Offering. Investors who have placed purchase orders through one of the Underwriters are expected to be able to obtain information regarding the number of shares allocated to them from the respective Underwriter beginning on June 23, 2006. It is expected that investors will be required to pay the offer price on June 27, 2006.

**Commission**

A customary banking commission will be charged in connection with the purchase of shares.

**General allotment criteria**

The Company, the Selling Shareholders and the Underwriters will adhere to the "Principles for the Allotment of Share Issues to Private Investors", issued by the Stock Exchange Experts Commission (*Börsensachverständigenkommission*) at the German Federal Ministry of Finance (*Bundesministerium der Finanzen*) on June 7, 2000. Any allocation to retail investors in Germany as part of the Offering will be made by applying uniform criteria to all Underwriters and their affiliated institutions. The details of the allocation procedure will be determined pursuant to the allocation criteria of the Stock Exchange Experts Commission and will be published no later than two days after the end of the offering period.

**Preferential allotment**

As part of the Offering, the Selling Shareholders are offering shares on a preferential basis as follows:

The Selling Shareholders are offering the Company, on a preferential basis, shares at a total value of up to €4.2 million. This will enable the Company to offer employees of the Demag Cranes Group in Germany (excluding members of the management board) shares on a preferential basis. Thus, the Company is offering employees of the Demag Cranes Group in Germany (excluding members of the management board), subject to the provisions governing the tax-free transfer equity participation to employees, the opportunity to purchase shares with a value of up to €500 per employee at a discount of up to €135 per employee. The minimum subscription amount is €100.

The Company is also offering employees of the Demag Cranes Group (excluding members of the management board) the opportunity to purchase shares with a value of up to €1,000 per employee at a 20% discount to the offer price. The minimum subscription amount is €200.

Employees who purchase shares at a discount are obligated to hold such shares until June 22, 2007.

In addition, the Selling Shareholders are offering employees of the Demag Cranes Group in Germany and management board members the opportunity to purchase further shares on a preferential basis at the offer price. Management board members (not employees) are obligated to hold such shares until December 22, 2006. The maximum value of the shares being offered to employees and management board members on this basis is €3.0 million.

The Selling Shareholders are also offering members of the Company's supervisory board the opportunity under the Offering to acquire shares on a preferential basis at the offer price. Such preferential allotment is limited to shares with an aggregate value of €600,000, or €50,000 per person. Shares that are allotted to but not purchased by a certain supervisory board member may be purchased by other supervisory board members. Supervisory board members are obligated to hold such shares until December 22, 2006.

Finally, the Selling Shareholders are offering a limited partnership, formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, as well as executives and employees of Demag Investments S.à r.l. and companies affiliated with Demag Investments S.à r.l. in Luxembourg the opportunity to purchase shares on a preferred allotment basis at the offer price. This preferential allotment is limited to shares with an aggregate value of €3.0 million.

**Admission to trading and trading rules**

On June 7, 2006, the Company applied for the admission of the 21,172,993 ordinary bearer shares with no par value (no par value shares) (its entire share capital), with the numbers 000,000,001 - 021,172,993, and a current notional value of €1.00 and full dividend rights as from October 1, 2005, to trading on the official market (*Amtlicher Markt*) and simultaneously to the sub-segment of the official market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. The Frankfurt Stock Exchange issued the listing order for admission of the Company's shares to trading on June 16, 2006. The decision as to whether to admit the shares was made at the sole discretion of the Frankfurt Stock Exchange. Trading in the shares is expected to commence on June 23, 2006.

Trading in the Company's shares on the official market of the Frankfurt Stock Exchange is subject to the provisions of the Exchange Rules and Regulations (*Börsenordnung*) of the Frankfurt Stock Exchange and other trading rules issued by the Frankfurt Stock Exchange.

The Company's shares will be listed on the sub-segment of the official market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. Issuers whose shares are listed on the Prime Standard sub-segment of the Frankfurt Stock Exchange are subject to greater disclosure requirements than those of the General Standard segment (which represents the statutory minimum requirements) and must meet additional post-admission obligations, e.g.:

- quarterly reports in German and English prepared in accordance with IFRS or U.S. GAAP;
- publication of a corporate calendar in German and English which is updated regularly;
- an analysts' conference to be held at least once annually and separate from the financial results press conference; and
- publication of *ad hoc* notices both in German and English.

The admission to Prime Standard is a prerequisite for inclusion in the DAX®, MDAX®, TecDAX® and SDAX® indices of the Frankfurt Stock Exchange.

**Designated sponsors**

Goldman Sachs International and Lehman Brothers International (Europe) are assuming the function of designated sponsors. In setting binding prices for the purchase and sale of the shares, a designated sponsor ensures, in particular, higher liquidity of the shares.

**Lock-up agreement**

The Company (or its management board or supervisory board in case of the measures described under (i) and (ii) below) has agreed, to the benefit of the Underwriters, that, except with the prior written consent of the Global Coordinators, it will not, during a period of six months from the date on which the shares are admitted to trading:

(i) announce or implement a capital increase from authorized capital;

(ii) submit a capital increase to a vote of the Company's General Shareholders' Meeting; or

(iii) offer, pledge, allot, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares in the Company or any other securities convertible or exchangeable for shares in the Company, or enter into any swap or other arrangement that transfers to another, in whole or in part, the economic risk of ownership of shares, whether any share transaction is to be settled by delivery of shares in cash or otherwise (in each case other than for the purpose of issuing ordinary shares or options for directors or employees of the Company or any of its subsidiaries under a customary stock option plan and in hedging transactions to secure any obligations from such option rights).

The foregoing provisions do not apply to shares that are sold by the Company in connection with an acquisition, provided that the purchaser of such shares has agreed to comply with the same lock-up provisions as the Selling Shareholders (as described below).

The Selling Shareholders and the Management Participation Partnerships have agreed, to the benefit of the Underwriters, that, except with the prior written consent of the Global Coordinators, they will not, for a period of six months from the date on which the shares are admitted to trading:

(i) offer, pledge, allot or sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any (additional) shares of the Company held by them or other securities convertible or exchangeable for shares in the Company;

(ii) enter into any swap or other arrangement that transfers to another, in whole or in part, the economic risk of ownership of shares;

whether any such transaction is to be settled by the delivery of shares, in cash or otherwise;

(iii) make any demand for or exercise any rights with respect to the registration under the Securities Act of shares in the Company or any security convertible or exchangeable for shares in the Company, or demand such rights of exercise; or

(iv) propose, vote in favor of, or otherwise support a capital increase.

The aforementioned obligations do not apply to any transfer of the Company's shares to any affiliate of the Selling Shareholders, provided that any such affiliate agrees to be bound by the same lock-up provisions as the Selling Shareholders.

**Delivery and settlement**

Delivery of the Offered Shares against payment of the offer price and the customary securities commission is expected to take place two banking days after commencement of trading. The shares will be made available to the shareholders as co-ownership interests in the respective global certificate.

The shares purchased in the Offering will, at the option of the investor, be credited either to the securities account of a German bank at Clearstream Banking AG, Neue Börsenstraße 1, 60457 Frankfurt am Main, for the account of such investor, or to the securities account of a participant in Euroclear Bank S.A./N.V., 1, Boulevard du Roi Albert II, 1120 Brussels, Belgium, as the operator of Euroclear Systems, or to Clearstream Banking S.A., L-2967 Luxembourg.

**Selling restrictions**

The Company has not and will not register the shares under the Securities Act or any other securities laws of any jurisdiction other than Germany. Trading in shares of the Company on German Stock Exchanges will not be affected. In the United States, the shares are being offered and sold to qualified institutional buyers in reliance on Rule 144A under the Securities Act (except for sales to a limited partnership formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, which are being made pursuant to a separate private placement exemption under the Securities Act). Outside the United States, the Company's shares are being offered and sold in reliance on Regulation S under the Securities Act. Prospective investors are advised to ensure that subscription offers for the shares and the sale of shares in other countries are made in compliance with the securities laws applicable in such jurisdictions.

### Stabilization, over-allotment and Greenshoe Option

In connection with the placement of Demag Cranes AG's Offered Shares, Goldman Sachs International is acting as stabilization manager and it or any of its affiliates may take actions aimed at stabilizing the stock exchange price or market price of the shares of Demag Cranes AG ("Stabilization Measures"). The stabilization manager is not obligated to take any such Stabilization Measures, and no assurance can be given that such Stabilization Measures will be taken. If Stabilization Measures are taken, they may be terminated at any time and without prior notice. Such measures may be taken as of the date the shares are first listed on the stock exchange and must be completed no later than the 30th calendar day after such date ("Stabilization Period").

Stabilization Measures may result in a stock exchange price or market price of the Company's shares, that may be higher than it would have been without the impact of such measures. In addition, such measures may result in a stock exchange price or market price level that is not sustainable in the long term.

Within one week after the end of the Stabilization Period, a notice pursuant to Article 9 (3) of Commission Regulation (EC) No. 2273/2003 of December 22, 2003 will be published in the *Frankfurter Allgemeine Zeitung* announcing: (i) whether or not Stabilization Measures have been effected; (ii) the date on which such Stabilization Measures commenced; (iii) the date on which the last Stabilization Measure was effected; and (iv) the range of prices within which Stabilization Measures have been effected. Such range of prices is to be specified for each date on which stabilization measures have occurred.

In view of the possible Stabilization Measures, and in addition to the 10,700,000 Demag Cranes AG shares being offered, up to a further 15% of the number of shares offered may be offered to investors (referred to as an over-allotment) in the Offering. The shares in Demag Cranes AG for an over-allotment option are being provided to Goldman Sachs International in its capacity as stabilization manager on a temporary basis by way of a so-called securities loan.

DCC Luxembourg 2 S.à r.l. has granted the stabilization manager (for the account of the Underwriters) the option, exercisable for thirty days following the date on which the shares in Demag Cranes AG are first listed on the stock exchange, to acquire up to 1,605,000 additional shares in Demag Cranes AG, i.e. 15% of the number of shares offered, at the offer price of the Offered Shares (less agreed commissions) (the "Greenshoe Option") to cover potential over-allotments or other short positions in connection with the offering of the shares.

Notice of any over-allotment or exercise of the Greenshoe Option, including the relevant dates and amounts of the exercise and closing thereof, will be published without undue delay in accordance with Commission Regulation (EC) No. 2273/2003 of December 22, 2003 in accordance with the provision applicable to the disclosure of Stabilization Measures, as described above.

### Proceeds and costs of the Offering

The Selling Shareholders will receive the net proceeds generated from the sale of the Offered Shares. Assuming that the Greenshoe Option is exercised in full and that the discretionary performance commission is paid to the Underwriters in full, the gross proceeds less underwriting commissions will amount to approximately €261.2 million. The costs related to the Offering, including the Underwriters' commissions, are expected to amount to up to €27.6 million. Of this amount, the Company will bear an estimated amount of approximately €12.9 million relating to the Offering.

## INFORMATION ON THE SECURITIES TO BE OFFERED OR ADMITTED TO TRADING

On June 7, 2006, the Company applied for the admission of 21,172,993 ordinary bearer shares of the Company with no par value, each representing a current notional share in the share capital of €1.00 and carrying full dividend rights as from October 1, 2005, to trading on the official market and simultaneously to the sub-segment of the official market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. The listing order of the Frankfurt Stock Exchange was issued on June 16, 2006. Trading in the shares is expected to begin on June 23, 2006.

In the context of the Offering, 50.5% of the Company's shares (up to 58.1%, if the Greenshoe Option is exercised in full) are being offered. The Company's share capital is fully paid in.

## Share capital

The Company's share capital is €21,172,993, divided into 21,172,993 ordinary bearer shares with no par value (no-par shares).

## General and special information concerning the shares

### *Voting rights*

Each share entitles the holder to one vote at the Company's General Shareholders' Meeting. There are no restrictions on voting rights.

### *Form and representation of the shares*

All shares of the Company are issued as ordinary bearer shares without par value (no-par shares), each representing a current notional share in the Company's share capital of €1.00. The shares are represented by one or several global certificates without dividend coupons, which are deposited at Clearstream Banking AG, Frankfurt am Main, acting as the depositary bank. Pursuant to § 5 (1) of the Company's articles of association, shareholders are not entitled to receive physical share certificates for their respective shareholdings.

### *Dividend rights and share in the liquidation proceeds*

The shares carry full dividend rights as from October 1, 2005, i.e., for the entire fiscal year 2005/2006 and all subsequent fiscal years. Any liquidation proceeds will be divided among the shareholders proportionate to the notional interest they hold in the share capital.

### *Stock exchange listing, WKN, ISIN, Common Code, ticker symbol*

The application for admission of the shares to trading on the official market (*Amtlicher Markt*) and simultaneously to the sub-segment of the official market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange was filed on June 7, 2006, and the shares were admitted on June 16, 2006. The decision to admit the shares was made at the sole discretion of the Frankfurt Stock Exchange.

The Company's shares carry the German Securities Identification Number (hereinafter also referred to as "WKN") DCAG01. The International Securities Identification Number (hereinafter also referred to as "ISIN") is DE 000 DCAG01 0, the Common Code is 025582756 and the ticker symbol is D9C.

Trading in the shares is expected to begin on June 23, 2006.

### *Selling restrictions, transferability*

The shares are freely transferable. With the exception of the restrictions set forth in the section entitled "*The Offering—Lock-up agreement*", the Company's shares are not subject to any legal restrictions on sale or transfer.

## Notices, paying and depositary agent

Pursuant to its articles of association, Company notices are published in the electronic version of the Federal Gazette (*Bundesanzeiger*). Any notices relating to the shares shall also be published in the electronic version of the Federal Gazette and in at least one official national journal for the publication of statutory notices authorized by the Frankfurt Stock Exchange. Notices required under German securities laws are published in an official national journal for the publication of statutory notices authorized by the Frankfurt Stock Exchange and, to the extent required by the Stock Exchange Admission Regulation (*Börsenzulassungs-Verordnung*), in the print version of the Federal Gazette. The offering circular and any supplements thereto, as well as the annual documents to be published pursuant to § 10 WpPG have been published on the Company's website (www.demagcranes-ag.com) in accordance with § 14 (2) WpPG. Copies of the Offering Circular are also available at the offices of the Company, Ruhrstraße 28, 58300 Wetter, and the Global Coordinators (Goldman Sachs International, c/o Goldman, Sachs & Co. oHG, Messeturm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, and Lehman Brothers International (Europe), Frankfurt office, Rathenauplatz 1, 60313 Frankfurt am Main).

The paying and depositary agent is Bayerische Hypo- und Vereinsbank AG, Arabellastraße 12, 81925 Munich.

# CAPITALIZATION

| | as of March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Reported[1] | Adjustments[2] | Adjustments[3] | Adjustments[4] | Capitalization after Adjustments[12] |
| Cash and cash equivalents[5] | 37.8 | | 3.4 | (12.9) | 28.3 |
| Short-term financial receivables | 9.1 | | (8.6) | | 0.5 |
| **Liquid assets and short-term financial receivables** | **46.9** | | **(5.2)** | **(12.9)** | **28.8** |
| Short-term bank debt | 5.1 | | | | 5.1 |
| Current portion of long-term interest-bearing loans | 8.4 | | (8.4) | | 0.0 |
| Other short-term financial debt | 3.6 | | (2.8) | | 0.8 |
| **Short-term financial debt** | **17.1**[6] | | (11.2)[7] | | 5.9 |
| **Short-term net financial debt** | **(29.7)** | | **(6.0)** | **12.9** | **(22.8)** |
| Long-term interest-bearing loans | 201.2 | | 8.4 | | 209.6 |
| Bonds | 0.0 | | | | 0.0 |
| Other long-term financial debt | 2.6 | | | | 2.6 |
| **Long-term financial debt** | **203.8**[6] | | 8.4[7] | | 212.2 |
| **Long-term net financial debt** | **174.1** | | **2.4** | **12.9** | **189.4** |
| Subscribed capital | 1.5 | 19.7 | | | 21.2 |
| Capital reserves[8] | 218.9 | 87.8 | | | 306.7 |
| Income and expenses directly included in shareholders' equity | (8.8) | | | | (8.8) |
| Revenue reserve after deduction of minority interest[8] | (41.6) | (107.6) | (2.7)[9] | (7.9)[10] | (159.8) |
| Minority interest | 0.6 | | | | 0.6 |
| **Total shareholders' equity** | **170.6** | | **(2.7)** | **(7.9)** | **160.0** |
| **Total capitalization**[11] | **391.6** | | **(5.5)** | **(7.9)** | **378.2** |

(1) The reported liquid assets, short-term financial receivables and financial debt as well as total shareholders' equity as of March 31, 2006 were derived from the Combined Financial Statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH. The information relating to the individual items reported under shareholders' equity as of March 31, 2006 were derived from the Combined Financial Statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH, taking into account the registered share capital and capital reserves of DCC HoldCo 3 (drei) GmbH as of such date.

(2) Adjustments of the reported financial figures as of March 31, 2006 to reflect the capital increase effected in connection with the Company's reorganization into a stock corporation and the contribution of all of Gottwald HoldCo 3 (drei) GmbH's shares into the Company. After March 31, 2006, the Company has, in connection with its reorganization into a stock corporation, converted €10.2 million of its capital reserves into subscribed capital as part of a capital increase from corporate funds, thereby increasing its subscribed capital from €1.5 million to €11.6 million and decreasing its capital reserves by a corresponding amount. After the change of the Company's legal form, the Company increased the subscribed capital by €9.6 million against the in-kind contribution to the Company of all of Gottwald HoldCo 3

(drei) GmbH's shares. The contribution gave rise to a premium of €98.0 million, which was transferred to capital reserves. Overall, the corporate reorganizations resulted in a €87.8 million increase in capital reserves.

(3) Adjustments of the financial figures reported as of March 31, 2006 to reflect the planned refinancing of Demag Cranes AG. In connection with the initial public offering of the Company's shares and listing on the stock exchange or with the completion of the sale of the Offered Shares, the Company will enter into a new credit facility in the amount of €325.0 million. This new credit facility will have an initial term of five years. This credit facility may be used to repay the intercompany loans provided by Demag Finance S.à r.l. and Demag Mezz S.à r.l. to companies in the Demag Cranes Group as well as to refinance utilizations by companies in the Demag Cranes Group of the existing revolving credit facility. To the extent that ancillary facilities were established under the existing revolving credit facility with lenders who are not also lenders under the new credit facility, outstandings under such ancillary facilities will be covered by guarantees issued under the new credit facility. In addition, it is expected that drawings under the new credit facility may finance costs of Demag Cranes' initial public offering and costs related to the refinancing described herein. Furthermore, the new credit facility can be used for working capital needs or for other general corporate purposes. (See "*Material contracts—Other material contractual relationships—Future financing*".) The figures are based on the assumption that, in connection with the execution of the new credit facility, refinancing costs of approximately €2.4 million (which will be capitalized) as well as costs of approximately €4.0 million related to the repayment of the old credit facility will be incurred. In connection with the initial public offering, it is also planned that Demag Cranes AG's companies will terminate the cash pooling arrangements with other companies affiliated with Demag Holding S.à r.l. This will result in an increase in cash and cash equivalents of €5.8 million (net effect from a reduction of the short-term financial receivables by €8.6 million and the other short-term financial debt by €2.8 million). Overall, this results in a €3.4 million increase of the cash and cash equivalents (€5.8 million of which is attributable to the withdrawal from the cash pool less refinancing costs of €2.4 million).

(4) Adjustments of the financial figures reported as of March 31, 2006 to reflect expenses incurred in connection with the initial public offering. The figures are based on an estimate of costs of approximately €12.0 million incurred in connection with the Offering as well as the assumption that all employees will purchase all shares that are being offered to them in the context of the preferential allotment (involving maximum costs for the Company of €0.9 million).

(5) The Company's cash and cash equivalents as of March 31, 2006 consist almost entirely of cash on hand and deposits in current accounts with credit institutions; as of March 31, 2006, the Company had only insignificant other equivalent financial investments and short-term financial assets.

(6) Under a senior credit agreement dated December 23, 2004 among, *inter alia*, Demag Investments S.à r.l., Luxembourg as the parent and Demag Finance S.à r.l., Luxembourg, as borrower, and certain credit institutions as lenders, DCC HoldCo 3 (drei) GmbH (the current Demag Cranes AG), DCC HoldCo 5 (fünf) GmbH, Gottwald Port Technology GmbH and other operating companies of the Demag Cranes Group have given guarantees and provided collateral to secure the borrowers' payment obligations. These companies have also given guarantees and provided collateral to secure payment obligations under a mezzanine credit facility dated December 23, 2004. The collateral includes pledges of shares, pledges of accounts, global assignments, mortgages and pledges of receivables under intercompany loans. The intercompany loans borrowed from Demag Finance S.à r.l. and Demag Mezz S.à r.l. by the Demag Cranes Group and outstandings of the Demag Cranes Group under the senior credit agreement and the mezzanine credit facility will be replaced or counter-guaranteed by the future financing at the time of the IPO. See also "*Material contracts—Other material contractual relationships—Existing financing*". Of the financial indebtedness in the aggregate amount of €220.9 million, an amount of €209.6 million is borrowed under the senior credit facility and the mezzanine credit facility both of which are guaranteed and secured. In addition, further indebtedness in the amount of €2.3 million exists which is also guaranteed and secured. In aggregate, an amount of €211.9 million is guaranteed and secured. Furthermore, there are promissory notes outstanding in the amount of €2.8 million which are secured as promissory notes. Financial leases amount to €1.6 million. A further amount of €4.6 million is not secured.

(7) Claims by the lenders under the planned future financing are to be secured by a guarantee provided by Demag Cranes AG and other Group companies. See "*Material Contracts—Other material contractual relationships—Future financing*". Of the further short and long-term financial indebtedness of €8.5 million, the amount of €2.3 million is guaranteed and secured. In addition, there are promissory notes outstanding in the amount of €2.8 million which are secured as promissory notes. Leasing payables amount to €1.6 million. A further amount of €1.8 million is not secured.

(8) For purposes of an adequate presentation, differences of capital reserves of DCC HoldCo (drei) GmbH are accounted for under the item "earnings reserve after deduction of minority interests".

(9) The item "earnings reserve" is reduced by costs of approximately €2.7 million (€4.0 million before taxes) incurred in connection with the repayment of the old credit facility.

(10) The "earnings reserve" item is reduced by costs in connection with the Offering of approximately €7.3 million (€12.0 million before taxes) and costs in the maximum amount of €0.6 million (€0.9 million before taxes) incurred by the Company in connection with the preferential allotment.

(11) Total of short-term financial debt, long-term financial debt and shareholders' equity.

(12) For ease of use, financial figures in columns (1)-(4) were rounded. Corresponding figures in the right column represent the sum of these rounded figures.

As of March 31, 2006, the Company had contingent liabilities in an amount of €87.7 million, primarily consisting of credit guarantees with regard to finance agreements of Demag Cranes as well as other guarantees and warranties, including buy-back obligations towards customers of certain products of the Port Technology segment (see "*Management discussion and analysis of financial condition and results of operations*").

## NOTES CONCERNING HISTORIC FINANCIAL INFORMATION

The selected combined financial data as of and for the years ended September 30, 2005, 2004, 2003 and as of and for the six months ended March 31, 2006 and comparative information for the six months ended March 31, 2005 has been derived from the Combined Financial Statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH ("Demag Cranes' Combined Financial Statements") included in the "*Financial statements*" section in this Offering Circular.

Demag Cranes' Combined Financial Statements as of and for the years ended September 30, 2005, 2004 and 2003 and Demag Cranes' Combined Financial Statements as of and for the six months ended March 31, 2006 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Demag Cranes' Combined Financial Statements have been prepared on the basis of the consolidated financial statements of DCC HoldCo 3 (drei) GmbH and the consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH, and they reflect the combined results of operations and financial condition of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH as if their businesses had operated on a combined basis from October 1, 2002 onwards. If this had occurred, the financial position, results of operations and cash flows of the Demag Cranes Group might have been different. Accordingly, the Combined Financial Statements do not purport either to represent what Demag Cranes' results of operations, financial condition and cash flows would actually have been if the combination of the businesses of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH had taken place on October 1, 2002 or to project Demag Cranes' consolidated results of operations, financial condition and cash flows for any future period or at any future date. See note 1 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005 included in the "*Financial statements*" section in this Offering Circular.

On September 24, 2002, private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired the Industrial Cranes and Services businesses of DCC HoldCo 3 (drei) GmbH and the Port Technology business of Gottwald HoldCo 3 (drei) GmbH as part of an acquisition of seven businesses from Siemens AG (the "Acquisition"). The Acquisition was accounted for using the purchase accounting method under IFRS. The application of purchase accounting under IFRS has had a material effect on the combined financial results of Demag Cranes. Among other things, the application of purchase accounting substantially increased cost of sales in fiscal year 2002/2003 and resulted in higher depreciation and amortization in the periods subsequent to the Acquisition. See "Management discussion and analysis of financial condition and results of operations—the Acquisition". The effects of the application of purchase accounting, however, have only been shown on the group level in Demag Cranes' Combined Financial Statements. Demag Cranes has three segments, which are Industrial Cranes, Port Technology and Services. The effects of the application of purchase accounting have been excluded from the segment results presented in the Combined Financial Statements of Demag Cranes.

In addition to the effects of the application of purchase accounting in connection with the Acquisition, the Combined Financial Statements also reflect restructuring and consulting expenses primarily relating to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other expenses and income which management believes are not normally recurring or not in the normal course of business, even though some items have resulted in expenses or income in more than one period. Management excludes these effects and costs when evaluating the performance of the individual segments, and the results of the segments presented in the Combined Financial Statements of Demag Cranes also exclude the effects of these items, which management refers to as "one-off effects". See note 4 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005 included in the "*Financial statements*" section in this Offering Circular.

At a group level, management presents adjusted gross profit, adjusted EBIT and adjusted EBITDA to eliminate the effects of the application of purchase accounting and the one-off effects described above, as well as certain charges from its parent company because it believes that these measures provide a more meaningful basis upon which to evaluate the group's operating performance during the periods under review. These measures are not defined under IFRS or United States Generally Accepted Accounting Principles ("U.S. GAAP"). The definitions of adjusted

EBIT and adjusted EBITDA used by Demag Cranes may differ from similar definitions used by other companies and thus may not be comparable to similarly titled measures of other companies.

There are differences between IFRS and U.S. GAAP. See "*Management discussion and analysis of financial condition and results of operations—Summary of certain differences between IFRS and U.S. GAAP*".

In the "*Financial statements*" section in the Offering Circular, negative amounts are preceded by a minus symbol. Elsewhere in this Offering Circular, negative amounts are indicated by parentheses.

## SUMMARY OF COMBINED FINANCIAL DATA AND INFORMATION ON THE BUSINESS

You should read the summary combined financial information in conjunction with the sections titled "*Capitalization*" and "*Management discussion and analysis of financial condition and results of operations*" and the audited and unaudited Combined Financial Statements and the related notes included in this Offering Circular.

| | Years ended September 30, | | | Six months ended March 31, | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | | (audited) | | (unaudited) | |
| | | | (€ in millions) | | |
| **Income Statement Data:** | | | | | |
| Sales | 844.0 | 810.1 | 881.6 | 392.1 | 465.2 |
| Cost of sales | (695.9) | (621.7) | (654.0) | (290.4) | (342.4) |
| **Gross Profit** | **148.1** | **188.4** | **227.6** | **101.6** | **122.8** |
| R&D expense | (35.7) | (20.2) | (17.1) | (8.4) | (7.9) |
| SG&A expense | (174.1) | (168.1) | (190.5) | (91.1) | (95.9) |
| Other operating income (expense), net | 5.8 | 6.2 | 15.6 | 3.3 | 0.0 |
| Share of profit of associates | 0.7 | 0.8 | 0.7 | 0.3 | 0.4 |
| **EBIT** | **(55.2)** | **7.1** | **36.1** | **5.8** | **19.4** |
| Interest and similar income (expense), net | (12.3) | (37.2) | (33.6) | (18.9) | (8.4) |
| **EBT** | **(67.5)** | **(30.0)** | **2.5** | **(13.1)** | **11.0** |
| Income tax credit (expense) | 21.7 | 10.6 | (2.0) | 5.4 | (2.3) |
| **Net income (loss) after tax** | **(45.9)** | **(19.5)** | **0.5** | **(7.8)** | **8.6** |
| **Balance Sheet Data (at period end):** | | | | | |
| Cash and cash equivalents | 45.5 | 35.5 | 43.2 | n/a | 37.8 |
| Intangible assets[(1)] | 187.7 | 178.5 | 179.8 | n/a | 181.6 |
| Property, plant and equipment | 180.5 | 159.7 | 123.2 | n/a | 122.1 |
| Net working capital[(2)] | 224.4 | 196.1 | 202.3 | n/a | 217.8 |
| Total assets | 903.9 | 826.7 | 867.7 | n/a | 838.1 |
| Net financial debt[(3)] | 360.5 | 286.9 | 178.3 | n/a | 174.1 |
| Equity attributable to equity holders of the parent | 1.9 | 65.1 | 160.5 | n/a | 170.0 |
| Pension plans and similar obligations | 124.9 | 122.2 | 139.4 | n/a | 140.9 |
| **Cash flow data:** | | | | | |
| Cash flow from operating activities | 62.6 | 4.9 | 19.8 | (45.5) | 5.3 |
| Cash flow from investing activities | (19.7) | (6.3) | (10.0) | (1.9) | (1.6) |
| Cash flow from financing activities | (83.3) | (8.9) | (3.6) | 37.6 | (10.2) |
| Effect of foreign exchange rate changes in free cash flow | 3.9 | 0.7 | (0.8) | — | 1.1 |
| **Change in cash and equivalents** | **(36.5)** | **(9.6)** | **5.5** | **(9.8)** | **(5.4)** |
| **Selected data from statement of changes in shareholders' equity** | | | | | |
| Total shareholders' equity (gross) as of the beginning of the year | 54.7 | 1.9 | 65.1 | n/a | 160.6 |
| Net income after tax | (45.9) | (19.5) | 0.5 | n/a | 8.6 |
| Other changes | (7.0) | 82.7 | 95.0 | n/a | 1.4 |
| **Total shareholders' equity (gross) as of the record date** | **1.9** | **65.1** | **160.6** | **n/a** | **170.6** |

| | Years ended September 30, | | | Six months ended March 31, | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | | | (€ in millions) | | |
| **Other Financial Data:** | | | | | |
| Adjusted gross profit[(4)(7)] | 233.4 | 205.8 | 242.1 | 108.1 | 129.3 |
| Adjusted EBIT[(5)(7)] | 52.2 | 34.1 | 64.0 | 18.8 | 30.9 |
| Adjusted EBITDA[(6)(7)] | 76.2 | 55.9 | 84.9 | 28.9 | 40.8 |
| Capital expenditures | (25.3) | (22.2) | (22.6) | (7.6) | (13.4) |
| Free cash flow before financing[(8)] | 42.9 | (1.4) | 9.8 | (47.3) | 3.7 |
| Free cash flow before financing, interest and tax[(8)] | 59.7 | 20.4 | 39.9 | (32.5) | 13.7 |

(1) Includes goodwill. As of September 30, 2003, goodwill amounted to €119.1 million, compared to €118.6 million as of September 30, 2004 and €119.7 million as of September 30, 2005. As of March 31, 2006, goodwill amounted to €120.2 million.

(2) Net working capital represents inventories and trade accounts receivable less trade accounts payable and net advances (received/made).

(3) Net financial debt represents interest-bearing loans, shareholder loans and other financial indebtedness less cash and cash equivalents and short-term financial receivables.

(4) Adjusted gross profit comprises gross profit, adjusted for the following items:

| | Year ended September 30, | | | Six months ended March 31, | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | | (audited) | | (unaudited) | |
| | | | (€ in millions) | | |
| Gross profit | 148.1 | 188.4 | 227.6 | 101.6 | 122.8 |
| PPA Inventory[(a)] | 59.6 | (0.5) | — | — | — |
| PPA Depreciation and amortization[(b)] | 21.1 | 16.4 | 11.8 | 5.9 | 5.5 |
| Adjustments for one-off effects[(c)] | 4.6 | 1.5 | 2.8 | 0.6 | 1.0 |
| **Adjusted gross profit** | **233.4** | **205.8** | **242.1** | **108.1** | **129.3** |

(a) Represents the effects of the purchase price allocation ("PPA") on cost of sales. In connection with the Acquisition, the value of inventory was increased to reflect fair market value, which resulted in a substantial increase in cost of sales in fiscal year 2002/2003.

(b) Effects of the fair value adjustments made in connection with the Acquisition, which results in higher depreciation and amortization in the subsequent periods.

(c) For information on these one-off effects, see note (c) to footnote (5) below.

(5) Adjusted EBIT comprises EBIT, adjusted for the following items:

| | Year ended September 30, | | | Six months ended March 31, | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | | (audited) | | (unaudited) | |
| | | | (€ in millions) | | |
| EBIT | (55.2) | 7.1 | 36.1 | 5.8 | 19.4 |
| PPA Inventory[(a)] | 59.6 | (0.5) | — | — | — |
| PPA Depreciation and amortization[(b)] | 31.8 | 16.4 | 11.8 | 5.9 | 5.6 |
| EBIT before PPA | 36.1 | 23.0 | 47.9 | 11.7 | 25.0 |
| Adjustments for one-off effects[(c)] | 14.4 | 9.4 | 14.6 | 6.4 | 5.1 |
| Adjustments for parent company charges[(d)] | 1.7 | 1.7 | 1.5 | 0.8 | 0.8 |
| **Adjusted EBIT** | **52.2** | **34.1** | **64.0** | **18.8** | **30.9** |

(a) Represents the effects of the PPA on cost of sales. In connection with the Acquisition, the value of inventory was increased to reflect fair market value, which resulted in a substantial increase in cost of sales in fiscal year 2002/2003.

(b) Effects of the fair value adjustments made in connection with the Acquisition, which results in higher depreciation and amortization in the subsequent periods.

(c) The following table provides a breakdown of the adjustments for one-off effects:

| | Year ended September 30, | | | Six months ended March 31, | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | (audited) | | | (unaudited) | |
| | (€ in millions) | | | | |
| Restructuring and related expenses[aa] | 3.5 | 6.9 | 13.8 | 5.4 | 2.0 |
| Severance and redundancy expenses | 4.6 | 6.1 | 12.3 | 4.8 | 3.5 |
| Profits (losses) from divestments | 0.0 | (4.1) | (2.7) | 0.7 | (0.4) |
| Other income and expenses[bb] | 6.3 | 0.4 | (8.8) | (4.6) | — |
| **Adjustments for one-off effects** | **14.4** | **9.4** | **14.6** | **6.4** | **5.1** |

(aa) This item does not include restructuring costs that are included in the Company's cash flow statement.

(bb) This item includes expenses incurred in connection with the separation from the Siemens group, income from the release of reserves as part of a restructuring measure, income from appreciation of a value adjustment of trademarks and patents, income from the release of reserves for retirement obligations and certain other items.

The adjustments for one-off effects include restructuring and consulting expenses primarily relating to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other effects or costs which management believes are not normally recurring or not in the ordinary course of business, and therefore are not considered by management to be indicative of Demag Cranes' ongoing operating performance. The adjustments made for "one-off" effects are not defined in accordance with IFRS accounting principles. Moreover, Demag Cranes may, in the future, incur costs and expenses similar to those being excluded as one-off effects (for example, costs of external consultants).

(d) Represents expenses for certain services, including strategic advice and financing services, provided by Demag Cranes AG's parent companies in exchange for a fee. Demag Cranes does not expect to incur similar charges subsequent to this offering of shares.

(6) Adjusted EBITDA comprises adjusted EBIT, as described above, less depreciation and amortization as shown in the table below:

| | Year ended September 30, | | | Six months ended March 31, | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | (audited) | | | (unaudited) | |
| | (€ in millions) | | | | |
| Adjusted EBIT | 52.2 | 34.1 | 64.0 | 18.8 | 30.9 |
| Depreciation and amortization[a] | 24.0 | 21.7 | 21.0 | 10.0 | 9.9 |
| **Adjusted EBITDA** | **76.2** | **55.9** | **84.9** | **28.9** | **40.8** |

(a) Represents depreciation and amortization other than depreciation and amortization from the PPA.

(7) Demag Cranes believes that adjusted gross profit, adjusted EBIT and adjusted EBITDA are important measures because, among other things, they reflect adjustments to eliminate the impact of the effects of PPA, as well as certain other one-off effects. For more information, see footnotes (4) and (5), above. Management uses these measures because it believes they permit a more meaningful basis upon which to compare Demag Cranes' results of operations from year to year. Adjusted gross profit, adjusted EBIT and adjusted EBITDA are not measurements of performance under IFRS or U.S. GAAP, and should not be considered as alternatives to other indicators of Demag Cranes' performance, such as net income (loss), as determined by IFRS or U.S. GAAP accounting principles. The definitions of adjusted gross profit, adjusted EBIT and adjusted EBITDA used by Demag Cranes may differ from similar definitions used by other companies and thus may not be comparable to similarly titled measures of other companies.

(8) Demag Cranes does not manage its cash flow on a segment basis. For purposes of managing its cash flows, the Company utilizes measures that are not defined under IFRS or U.S. GAAP. Such measures include free cash flow before financing and free cash flow before financing, interest and tax payments. The Group uses free cash flow before financing, since such cash flow is available for distribution to shareholders of for general financing purposes.

**Segment data**

Demag Cranes' business activities are organized into three segments: Industrial Cranes, Port Technology and Services. The tables below present external sales, gross profit and EBIT for each of the segments for the years ended September 30, 2005, 2004 and 2003 and for the six-month periods ended March 31, 2006 and 2005, together with the percentage of corresponding segment sales in relation to total sales. Adjusted gross profit, adjusted EBIT and adjusted EBITDA on the group level exclude the effects of purchase accounting, the "one-off effects" described above and certain charges from its parent company. In addition to the effects of the application of purchase accounting in connection with the Acquisition, the Combined Financial Statements also reflect restructuring and consulting expenses primarily relating to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other expenses or profits which management believes are not normally recurring or not in the normal course of business, even though some items have resulted in costs and income in more than one period.

| | Year ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | % | 2004 | % | 2005 | % |
| | (audited) (€ in millions, except percentages) | | | | | |
| **Sales (by segment)** | | | | | | |
| Industrial Cranes | 439.7 | | 393.6 | | 409.9 | |
| Port Technology[1] | 183.4 | | 194.9 | | 237.1 | |
| Services | 220.8 | | 221.6 | | 234.6 | |
| **Total sales** | **844.0** | | **810.1** | | **881.6** | |
| **Gross profit** | **148.1** | **17.5** | **188.4** | **23.3** | **227.6** | **25.8** |
| Industrial Cranes | 111.5 | 25.4 | 87.4 | 22.2 | 103.4 | 25.2 |
| Port Technology | 43.7 | 23.8 | 43.6 | 22.4 | 52.0 | 21.9 |
| Services | 78.2 | 35.4 | 74.8 | 33.8 | 86.7 | 37.0 |
| **Adjusted gross profit** | **233.4** | **27.7** | **205.8** | **25.4** | **242.1** | **27.5** |
| **EBIT** | **(55.2)** | **(6.5)** | **7.1** | **0.9** | **36.1** | **4.1** |
| Industrial Cranes | (1.7) | (0.4) | (15.9) | (4.0) | 1.3 | 0.3 |
| Port Technology | 9.6 | 5.2 | 15.5 | 8.0 | 20.4 | 8.6 |
| Services | 44.3 | 20.1 | 34.4 | 15.6 | 42.3 | 18.0 |
| **Adjusted EBIT** | **52.2** | **6.2** | **34.1** | **4.2** | **64.0** | **7.3** |

| | Six months ended March 31, | | | |
|---|---|---|---|---|
| | 2005 | % | 2006 | % |
| | (unaudited) (€ in millions, except percentages) | | | |
| **Sales (by segment)** | | | | |
| Industrial Cranes | 196.9 | | 226.4 | |
| Port Technology[(1)] | 84.6 | | 110.7 | |
| Services | 110.5 | | 128.0 | |
| **Gross profit** | **101.6** | **25.9** | **122.8** | **26.4** |
| Industrial Cranes | 49.7 | 25.2 | 58.2 | 25.7 |
| Port Technology | 17.3 | 20.4 | 23.8 | 21.5 |
| Services | 41.1 | 37.2 | 47.4 | 37.0 |
| **Adjusted gross profit** | **108.1** | **27.6** | **129.3** | **27.8** |
| **EBIT** | **5.8** | **1.5** | **19.4** | **4.2** |
| Industrial Cranes | (4.3) | (2.2) | 2.4 | 1.1 |
| Port Technology | 3.6 | 4.3 | 7.0 | 6.3 |
| Services | 19.6 | 17.7 | 21.5 | 16.8 |
| **Adjusted EBIT** | **18.8** | **4.8** | **30.9** | **6.6** |

(1) Includes Port Technology sales to the Industrial Cranes segment for resale to end-customers. Such intersegment sales amounted to €15.7 million in the fiscal year 2004/2005, €5.6 million in the fiscal year 2003/2004 and €6.1 million in the fiscal year 2002/2003. Port Technology sales to the Industrial Cranes segment amounted to €10.7 million in the six months ended March 31, 2006 and €6.5 million in the six months ended March 31, 2005. The elimination occurs on the level of the Industrial Cranes segment.

The following table illustrates Demag Cranes' sales by geographic area for the periods indicated:

| | Year ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | % | 2004 | % | 2005 | % |
| | (audited) (€ in millions, except percentages) | | | | | |
| **Sales** | **844.0** | **100.0** | **810.1** | **100.0** | **881.6** | **100.0** |
| Germany | 192.2 | 22.8 | 181.2 | 22.4 | 181.8 | 20.6 |
| Europe (excl. Germany) | 338.9 | 40.2 | 305.7 | 37.7 | 367.7 | 41.7 |
| The Americas | 148.5 | 17.6 | 132.3 | 16.3 | 155.3 | 17.6 |
| Other regions | 164.5 | 19.5 | 190.9 | 23.6 | 176.8 | 20.1 |

# MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of Demag Cranes' results of operations and financial condition in the periods set forth below. You should read this discussion in conjunction with the sections entitled "*Selected combined financial and other information on the business*", as well as with the Combined Financial Statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH ("Demag Cranes' Combined Financial Statements") and the related notes thereto.

Demag Cranes' Combined Financial Statements as of and for the years ended September 30, 2005, 2004 and 2003 and Demag Cranes' Combined Financial Statements as of and for the six months ended March 31, 2006 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Demag Cranes' Combined Financial Statements have been prepared on the basis of the consolidated financial statements of DCC HoldCo 3 (drei) GmbH and the consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH, and they reflect the combined results of operations and financial condition of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH as if their businesses had operated on a combined basis from October 1, 2002 onwards. If this had occurred, the financial position, results of operations and cash flows of the Demag Cranes group might have been different. Accordingly, the Combined Financial Statements do not purport either to represent what Demag Cranes' results of operations and financial condition would actually have been if the combination of the businesses of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH had taken place on October 1, 2002 or to project Demag Cranes' consolidated results of operations or financial condition for any future period or at any future date. See note 1 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005, included in the "*Financial statements*" section in this Offering Circular.

The consolidated financial statements of DCC HoldCo 3 (drei) GmbH, the predecessor of Demag Cranes, as of and for the years ended September 30, 2005, 2004 and 2003 have been prepared in accordance with IFRS and are presented in this Offering Circular solely to satisfy the requirements of the German Securities Prospectus Act (*Wertpapierprospektgesetz*). The consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH as of and for the years ended September 30, 2005, 2004 and 2003 have been prepared in accordance with IFRS and are also included herein in the interest of a balanced presentation.

The unconsolidated financial statements of DCC HoldCo 3 (drei) GmbH as of and for the years ended September 30, 2005, 2004 and 2003 prepared in accordance with German Generally Accepted Accounting Principles ("German GAAP") are also included in the "*Financial statements*" section in this Offering Circular.

On September 24, 2002, private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired the industrial cranes and services businesses, which subsequently were managed by DCC HoldCo 3 (drei) GmbH, and the port technology business, which subsequently was managed by Gottwald HoldCo 3 (drei) GmbH, as part of an acquisition of seven businesses from Siemens AG (the "Acquisition"). The Acquisition was accounted for using the purchase accounting method under IFRS. The application of purchase accounting under IFRS has had a material effect on the combined financial results of Demag Cranes since the Acquisition. Among other things, the application of purchase accounting substantially increased cost of sales in the 2002/2003 fiscal year and resulted in higher depreciation and amortization in the periods subsequent to the Acquisition. See "*—The Acquisition*". The effects of the application of purchase accounting, however, have only been shown on the group level in the Combined Financial Statements. The effects of the application of purchase accounting have been excluded from the results of Demag Cranes' three segments, which are Industrial Cranes, Port Technology and Services, presented in the Combined Financial Statements of Demag Cranes, where they are referred to as "segments".

In addition to the effects of the application of purchase accounting in connection with the Acquisition, the Combined Financial Statements also reflect restructuring and consulting expenses primarily relating to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other expenses and income which management believes are not normally recurring or not in the normal course of business, even though some items have resulted in expenses or income in more than one period. Management excludes these effects and costs when evaluating the performance of the individual segments, and the results of the segments presented in the Combined Financial Statements of Demag Cranes also exclude the effects of these items, which management refers to as "one-off effects." See note 4 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005, included in the "*Financial statements*" section in this Offering Circular.

At a group level, management presents adjusted gross profit, adjusted EBIT and adjusted EBITDA to eliminate the effects of the application of purchase accounting and the one-off effects described above (as well as certain charges from its parent company) because it believes that these measures provide a more meaningful basis upon which to evaluate the group's operating performance during the periods under review. These measures are not measures under IFRS or United States Generally Accepted Accounting Principles ("U.S. GAAP"). The definitions of adjusted gross profit, adjusted EBIT and adjusted EBITDA used by Demag Cranes may differ from similar definitions used by other companies and thus may not be fully comparable to similarly titled measures of other companies.

There are differences between IFRS and U.S. GAAP. For more information, please see "*—Summary of certain differences between IFRS and U.S. GAAP*".

This discussion includes forward-looking statements which, although based on assumptions that Demag Cranes considers to be reasonable, are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. For a discussion of some of those risks and uncertainties, please see the sections entitled "*General Information—Forward-looking statements*" and "*Risk factors*". For the convenience of the reader, financial amounts have been rounded to millions, and changes presented in absolute figures or percentages in the discussion and analysis have been calculated on the basis of such rounded figures.

**Overview**

Demag Cranes is one of the world's leading providers of industrial cranes, crane components, harbor cranes and port automation technology. Services, including maintenance and refurbishment, are another core element of its business activities. The Group operates through three segments: Industrial Cranes, Port Technology and Services.

With "Demag" and "Gottwald" Demag Cranes has strong brands and is, in the Company's opinion, one of the global market leaders by virtue of its innovation and technology leadership, its excellent product and service quality and its close and long-term customer relationships. The Group manufactures in 16 countries on five continents and operates one of the most extensive global distribution and services networks in the industry, with a presence in more than 60 countries, reaching customers in over 100 countries.

The Group's core expertise is in the development and construction of technologically advanced cranes and hoists, as well as automated transport and logistic systems in ports, the manufacture of high-quality components, and the provision of services for these products. Demag Cranes' products are distinguished by their high quality in terms of safety, reliability, longevity and precision while offering low cost maintenance over their entire lifespan. Product development and production are carried out on a modularized and standardized basis, offering customers individual solutions with short delivery times. Through the increasing involvement of crane manufacturing partners in the Industrial cranes segment, the Group achieves broad geographical coverage in less industrialized regions and a high level of operating flexibility in order to specifically react to demand fluctuations. Moreover, through the co-operation with outsourcing partners, the Company is able to concentrate on the development, construction and manufacture of technologically advanced components.

Demag Cranes has been manufacturing cranes and hoists for more than a century. The business operations of the current Group are the result of a combination of Demag Cranes & Components GmbH (Industrial Cranes and Services segment) and Gottwald Port Technology GmbH (Port Technology segment). Since 2002, both have been owned indirectly by Demag Holding S.á r.l., in which private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. hold an 81% interest, and Siemens AG holds a 19% interest. In recent years, Demag Cranes has consistently pursued the strategy of positioning itself to attain profitable growth in the future. This has been achieved principally through significant internationalization of its business, the successful development and market introduction of new products, and the implementation of extensive programs to increase efficiency. In fiscal year 2004/2005, the Group generated total sales of €881.6 million and an adjusted EBITDA of €84.9 million (combined financial statements per September 30, 2005) with 5,520 employees, excluding trainees and temporary employees (as of September 30, 2005).

**The Acquisition**

Demag Cranes accounted for the Acquisition in 2002 using the purchase accounting method under IFRS. The application of purchase accounting under IFRS has had a material effect on Demag Cranes' financial results. As discussed below under "*—Critical accounting policies—Purchase Accounting*", in applying purchase accounting Demag Cranes allocated the purchase price paid to the assets and liabilities acquired, valuing these at their fair market value. The principal impacts of purchase accounting were as follows:

- the value of inventory was increased to reflect fair market value, which substantially increased cost of sales in the 2002/2003 fiscal year;
- tangible assets (other than inventory) were revalued to reflect fair market value, which resulted in higher depreciation in subsequent periods;
- intangible assets were revalued to reflect fair market value, which resulted in higher amortization in subsequent periods;
- a provision was created in respect of restructuring costs;
- pensions and similar obligations were revalued to reflect fair market value;
- partial retirement obligations (*Altersteilzeitverpflichtungen*) were revalued to reflect fair market value; and
- the remaining surplus of the purchase price over the value of assets acquired, less the value of liabilities assumed, was capitalized as goodwill.

The table below presents the effects of purchase accounting on EBIT for the years ended September 30, 2005, 2004 and 2003 and for the six-month periods ended March 31, 2006 and 2005.

| | Year ended September 30, | | | Six months ended March 31, | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | | (audited) | | (unaudited) | |
| | | | (€ in millions) | | |
| EBIT | (55.2) | 7.1 | 36.1 | 5.8 | 19.4 |
| Effects for purchase accounting in inventory[1] | 59.6 | (0.5) | — | — | — |
| Effects from purchase accounting on depreciation and amortization[2] | 31.8 | 16.4 | 11.8 | 5.9 | 5.6 |
| **EBIT before purchase accounting** | **36.1** | **23.0** | **47.9** | **11.7** | **25.0** |

(1) Represents the effects of the purchase price allocation ("PPA") on cost of sales. In connection with the Acquisition, the value of inventory was increased to reflect fair market value, which resulted in a substantial increase in cost of sales in the 2002/2003 fiscal year.

(2) Represents depreciation and amortization from the PPA on tangible and intangible assets (other than inventory) resulting from fair value adjustments made in connection with the Acquisition, which affected all periods under review.

As discussed above, the effects of purchase accounting have been excluded from the results of the segments as presented in Demag Cranes' Combined Financial Statements.

According to its current budget, Demag Cranes expects the effects from purchase accounting on depreciation and amortization for the current fiscal year to amount to approximately €11.4 million. For the 2006/2007 fiscal year, Demag Cranes expects these effects to amount to approximately €9.8 million. Demag Cranes expects these effects to be significantly lower in the fiscal years subsequent to the 2006/2007 fiscal year. Demag Cranes' budget for the effects from purchase accounting is based on its current understanding on how the application of purchase accounting under IFRS affects depreciation and amortization of tangible and intangible assets.

Future depreciation and amortization expenses resulting from the application of purchase accounting may be lower or higher than currently planned.

### Factors affecting demand for and sales of Demag Cranes' Industrial Cranes, Port Technology and Services segments

#### *General economic and industry conditions*

Many of the end-users of the products and services sold through the Industrial Cranes and Services segments operate in cyclical industries, such as the automotive, aviation or steel handling industries, which are sensitive to changes in general economic or industry specific conditions. In addition, many of the customers of the Port Technology segment, such as the operators of port terminals, depend on the demand for the containerized and bulk goods they handle. Thus, general and industry-specific economic conditions and trade volumes directly affect Demag Cranes' customers' businesses. As a result, the demand for Demag Cranes' products and, to a lesser degree, services is related to the level of activity in the facilities of its end-customers and global and regional trade volumes generally, and to capital expenditure plans of Demag Cranes' customers in particular. Accordingly, Demag Cranes' results of operations are subject to changes in the general economic environment and to industry-specific conditions. For example, a decline in capital goods spending in the industries in which the end-users of products manufactured by the Industrial Cranes segment operate contributed, among other factors, to a general market downturn in the Industrial Cranes business in the 2002/2003 fiscal year, and to a continued market-down turn in Western Europe in the 2003/2004 fiscal year. These lower levels of demand as well as price declines contributed to a significant decrease in sales in the Industrial Cranes segment from the 2001/2002 fiscal year to the 2002/2003 fiscal year. A decline in demand in Western Europe in the 2003/2004 fiscal year and further decreases in prices led to a further decline in Industrial Cranes sales by €46.1 million, or 10.5%, from €439.7 million for the year ended September 30, 2003, to €393.6 million for the year ended September 30, 2004. Excluding sales generated by sold or abandoned businesses, sales would have decreased by 4.9% from the 2002/2003 fiscal year to the 2003/2004 fiscal year. In the 2002/2003 fiscal year, sold or abandoned businesses generated sales of €38.4 million, and in the 2003/2004 fiscal year, sold or abandoned businesses generated sales of €12.1 million. In the Port Technology segment, the periods under review were characterized by growth but also significant competition, which made it difficult to respond to external price pressures such as rising steel prices, rising shipping costs, exchange rate movements and customers delaying investments in the replacement of port equipment.

Since the end of the 2003/2004 fiscal year, there has been a noticeable improvement in demand for and pricing of the products manufactured by the Industrial Cranes segment. Industrial Cranes sales increased by €16.3 million, or 4.1%, from €393.6 million for the year ended September 30, 2004, to €409.9 million for the year ended September 30, 2005. Excluding sales generated by sold or abandoned businesses, sales would have increased by 6.3% from the 2003/2004 fiscal year to the 2004/2005 fiscal year. In the 2003/2004 fiscal year, sold or abandoned businesses generated sales of €12.1 million, and in the 2004/2005 fiscal year, sold or abandoned businesses generated sales of €4.5 million. Industrial Cranes sales increased by €29.5 million, or 15.0%, to €226.4 million for the six months ended March 31, 2006, from €196.9 million for the six months ended March 31, 2005. Demag Cranes expects this trend to continue driven by a recovery in the industries in which its customers operate and by increased investments by customers in plant automation. Demag Cranes believes that the Industrial Cranes segment's strong current order book, as compared with previous years' order book, confirms this general trend.

Continuous strong market growth and the launch of new products also helped sales of the Port Technology segment in recent periods. Demag Cranes expects further strong growth in global and regional trade and investments in port equipment to continue to drive Port Technology sales. Demag Cranes believes that growing trade volumes and investments in port equipment have contributed to high orders for Port Technology products, with an increase in the number of orders as of March 31, 2006, compared with the order book of the Port Technology segment as of March 31, 2005.

### *Growth in demand from emerging markets*

Demag Cranes believes that high growth opportunities exist in emerging markets, such as China, South-East Asia, South America, Eastern Europe and the Middle East, for sales of products and services of all three of its segments, as countries in these regions upgrade their industrial base and transform their economies to the standards of industrialized Western nations. As part of this transformation process, and as these countries experience GDP growth, significant investments are being made in manufacturing facilities and infrastructure, which in turn leads to investments in material flow solutions, as well as increased demand for related services.

With respect to sales of its Industrial Cranes segment, Demag Cranes believes that growth in emerging markets, in particular in China, India, Brazil, the Commonwealth of Independent States and Eastern Europe, will be driven mainly by three factors:

- increase in local demand;
- higher exports from emerging markets; and
- construction and modernization of local production facilities, in particular in connection with the relocation of manufacturing bases from developed countries to emerging markets.

With respect to sales of the Port Technology segment, Demag Cranes expects growth to be driven by increasing international trade flows as a result of further globalization. Demag Cranes expects this to lead to growth in global and regional trade volumes, which is expected to result in significant investments in equipment for container handling and the handling of bulk goods by operators of larger and smaller ports in emerging markets, in particular in the Middle East and South-East Asia.

With respect to sales of the Services segment, Demag Cranes expects demand for services to pick up in emerging markets as an increasing volume of products is sold in these countries. In addition, Demag Cranes expects that the implementation of stricter regulatory requirements in emerging markets will drive demand for services.

Demag Cranes believes that it has already established leading positions in major emerging markets. Through its existing international sales and distribution network, Demag Cranes actively targets further customers in emerging markets to benefit from the growth potential that these markets have to offer and to increase its market share in such markets. Demag Cranes believes that it will be able to increase both the volume of sales generated in such markets, as well as the overall contribution of these geographic markets to its sales.

### *Growth in demand for services*

Demag Cranes expects the global market for services related to the products sold through the Industrial Cranes and Port Technology segments to grow significantly over the next years as the substantial installed base of products ages, requiring maintenance and refurbishment, which will drive demand for services, particularly in developed countries where the installed base is the largest. Demag Cranes believes that the market for services is less susceptible to cyclical fluctuations, with service and spare parts sales generally increasing in times when customers defer the replacement of capital goods. Moreover, because a portion of demand for services is driven by regulatory requirements, services revenues tend to be more reliably recurring, which has contributed a degree of stability to Demag Cranes' results.

Demag Cranes' installed base offers potential for additional high-margin growth, especially in developed markets, as the Company's services business relates to only approximately 37% of the estimated total potential services business associated with its installed base (as of the end of fiscal year 2003/2004). Demag Cranes also plans to generate higher Services sales with respect to industrial crane products manufactured by third parties, which accounted for approximately €99 million of sales (approximately 42% of Services sales) for the fiscal year 2004/2005. In addition, Demag Cranes expects the trend among the Industrial Cranes segment's customers toward outsourcing their service operations to continue. Demag Cranes believes that it is well positioned to capture some of this business and increase its market share by expanding its geographic coverage and extending its service offering. With just under 1,000 mobile harbor cranes delivered to customers, Demag Cranes can also expect to benefit from demand for servicing of such cranes. If Demag Cranes is successful in increasing its sales from services, then its success could be expected to contribute to improvements in its overall gross profit margin, as services sales generally have higher margins than product sales.

### *Introduction of new products*

Demag Cranes believes that the introduction of new products and services will positively impact sales and margins. In the Port Technology segment, Demag Cranes has focused on the development of a new generation mobile harbor crane, the "Generation 5" mobile harbor crane, which offers customers increased flexibility and efficiency due to its ability to handle heavier loads than its predecessors as well as its ability to handle a greater variety of loads, from containers to fruit, agro-bulk, chemicals, steel and waste. Since Demag Cranes was able to reduce the manufacturing costs and streamline the production processes of this new generation mobile harbor crane through standardization, partial serial production and outsourcing of certain production processes, it believes that it will be able to realize higher margins on sales of Generation 5 mobile harbor cranes as compared to sales of older crane generations. In addition, Demag Cranes has introduced a number of automated products to the market, such as the diesel-electric version of its Automated Guided Vehicles and the Automated Stacking Cranes, with respect to which it has already entered into agreements with two major customers. With increasing capacity constraints on ports and shorter throughput times, Demag Cranes expects demand for these products to increase. In the Industrial Cranes segment, Demag Cranes launched the innovative DR rope hoist and DC chain hoist families in 2004 with subsequent extensions for heavier loads. Demag Cranes believes that it will be able to generate higher sales with these products as compared to sales of rope and chain hoists previously produced by Demag Cranes, and it believes that it will be able to realize cost savings in the production process resulting from improvements in design and the sourcing of materials. In addition, Demag Cranes is planning to launch a new chain hoist series for the volume segment. This series will target the attractive higher volume/lower requirements segment of the market in which Demag Cranes has only been active to a limited extent in the past. As Demag Cranes expects to gain market share in the higher volume/lower requirements market, it expects products sold under the "Donati" brand to contribute to sales growth.

### *Seasonality*

Demag Cranes' sales are subject to some seasonality, with sales, earnings, cash flow and margins typically peaking at the end of Demag Cranes' fiscal year on September 30. For example, in the 2004/2005 fiscal year, Demag Cranes generated 55.5% of its sales in the second half of the fiscal year. Higher sales at the end of Demag Cranes' fiscal year, in particular in the Port Technology segment, are the result of a higher number of customers being billed at that time for products delivered and services rendered during Demag Cranes' fiscal year.

## Factors affecting Demag Cranes' costs

### *Restructuring and cost reduction programs*

Since 2003, Demag Cranes has undertaken restructuring and cost saving initiatives in connection with ongoing efforts to enhance efficiency and profitability. These measures were primarily focused on cost reduction and flexible cost structures, as well as the improvement of manufacturing and general business processes. In the Industrial Cranes and Services segments, the successful implementation of restructuring programs to date has resulted in an overall streamlining of production capacity through the closure of certain crane and component plants in Western Europe, the relocation of production capacity to new, cost-efficient plants in the Czech Republic and China and the reduction of headcount and personnel costs across all functions in high-cost countries. In addition, cost savings and efficiency programs in the Industrial Cranes and Services segments focused on improvements to these segments' procurement strategies, reducing manufacturing throughput and delivery times. In the Port Technology segment, Demag Cranes initiated cost reduction and efficiency programs designed to reduce the segment's cost base, primarily focusing on the outsourcing of certain production processes, the implementation of new procurement strategies and streamlining processes across the entire value chain. In addition, Demag Cranes lowered the manufacturing costs of new product generations, such as the Generation 5 mobile harbor crane and the DR rope hoist and DC chain hoist families, through standardization and modularization of such products, as well as the optimization of their design.

In connection with its restructuring programs, Demag Cranes significantly improved working capital management. In addition, Demag Cranes decided to dispose of oversized real estate and other non-essential assets and to optimize its asset base. In the year ended September 30, 2003, Demag Cranes sold assets relating to the Industrial Cranes segment with a total book value of €2.9 million. In the year ended September 30, 2004, Demag Cranes disposed of three assets with an aggregate book value of €9.6 million. In the following fiscal year, Demag Cranes disposed of assets with a total book value of €9.3 million, and in the six-month period ended March 31, 2006 Demag Cranes sold assets with a total book value of €13.0 million. The proceeds of these disposals amounted to €5.5 million in the 2002/2003 fiscal year, €15.4 million in the 2003/2004 fiscal year, €13.6 million in the 2004/2005 fiscal year and €13.6 million in the six months ended March 31, 2006.

Demag Cranes incurred significant costs in connection with restructuring programs and other cost savings and efficiency initiatives in the Industrial Cranes and Services segments in the years ended September 30, 2005, 2004 and 2003. With respect to cost reduction and efficiency programs in the Port Technology segment, Demag Cranes also incurred significant costs in each of the years ended September 30, 2005, 2004 and 2003. Demag Cranes currently expects to incur only minor costs related to restructuring and similar programs in the second half of the current fiscal year, and it does not currently expect to incur significant costs related to restructuring and similar programs beyond the 2005/2006 fiscal year. Demag Cranes' budget for restructuring and similar programs remains contingent on its assessment of market conditions and opportunities, as well as other factors. Therefore, future costs and expenses related to restructuring and similar measures may be higher or lower than currently planned.

The table below presents the one-off effects of costs and expenses incurred in connection with the restructuring and cost savings initiatives on EBIT before purchase accounting (see "*—The Acquisition*") for the years ended September 30, 2005, 2004 and 2003 and for the six-month periods ended March 31, 2006 and 2005.

| | Year ended September 30, | | | Six months ended March 31, | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | | (audited) | | (unaudited) | |
| | | | (€ in millions) | | |
| EBIT before purchase accounting | 36.1 | 23.0 | 47.9 | 11.7 | 25.0 |
| Restructuring and consulting expenses(1) | 3.5 | 6.9 | 13.8 | 5.4 | 2.0 |
| Severance and redundancy expenses | 4.6 | 6.1 | 12.3 | 4.8 | 3.5 |
| Profits (losses) from divestments | 0.0 | (4.1) | (2.7) | 0.7 | (0.4) |
| Other(2) | 6.3 | 0.4 | (8.8) | (4.6) | — |
| **EBIT before one-off effects** | **50.5** | **32.4** | **62.5** | **18.0** | **30.1** |
| Adjustments for parent company charges(3) | 1.7 | 1.7 | 1.5 | 0.8 | 0.8 |
| **Adjusted EBIT** | **52.2** | **34.1** | **64.0** | **18.8** | **30.9** |

(1) Excludes restructuring payments from accruals, which are reflected in Demag Cranes' statement of cash flows.

(2) Includes costs and expenses incurred in connection with the separation from the Siemens group following the Acquisition, costs related to the reversal of an accrual taken in connection with a restructuring measure, the reversal of impairment charges related to trademarks and patents, the release of accruals for partial retirement obligations and certain other items.

(3) Represents expenses for certain services, including strategic advice and financing services, provided by Demag Cranes' parent companies in exchange for a fee. Demag Cranes does not expect to incur similar charges subsequent to this offering of shares.

Measures undertaken by Demag Cranes in connection with the implementation of restructuring programs and cost savings initiatives contributed significantly to the positive development of Demag Cranes' profitability during the periods under review, although the benefit was partially offset by costs associated with the expansion of its business into new markets, the development of new products and the adverse effects of foreign exchange rates. Demag Cranes' restructuring programs have contributed to a reduction of personnel expenses as a percentage of sales from 40.8% in the 2002/2003 fiscal year to 34.0% in the 2004/2005 fiscal year. Going forward, Demag Cranes expects its restructuring and cost reduction programs to lead to further savings.

### *Cost of raw materials and volatility of raw material prices*

Material costs, including costs of raw materials and intermediate goods, represented approximately 48.4% of Demag Cranes' sales for the year ended September 30, 2005. The principal raw material used in Demag Cranes' operations is steel. The steel industry as a whole is highly cyclical, and at times steel prices can be volatile due to a number of factors, including speculation, labor costs, competition, import duties, tariffs and currency exchange rates and, in particular, general economic conditions. In recent years, steel prices have been affected by capacity constraints, consolidation in the steel industry and strong demand from emerging markets, such as China and India. Over the periods under review, the market price of steel has increased significantly, with standard plate steel prices rising from €350 per metric ton to €650 per metric ton over the 18-month period ending June 2005. While steel prices have stabilized in recent months, Demag Cranes does not currently expect a decrease in steel prices in the near future.

Demag Cranes' ability to manage its exposure to volatile prices for steel and other raw materials depends on its ability to successfully pass on price increases to its customers and its arrangements with raw material suppliers and suppliers of intermediate goods. Since May 2004, Demag Cranes has been able to pass on material price increases to certain of its customers by introducing price mark-ups for sales of Industrial Cranes products to account for increases in steel and copper prices. As far as raw material supplies are concerned, Demag Cranes has tried to mitigate its exposure to raw material price increases by pooling its demands to benefit from economies of scale, reducing delivery times and using differentiated sourcing strategies. With respect to increases in prices of intermediate goods used in the Port Technology segment, Demag Cranes aims to manage its exposure by entering into medium- and long-term agreements with suppliers.

### *Freight rates*

Freight rates account for a significant portion of cost of sales, and high freight rates have an adverse impact on Demag Cranes' gross profits. Freight costs represented approximately 5.2% of Port Technology sales for the year ended September 30, 2005. The Port Technology segment in particular is sensitive to changes in freight rates due to the fact that all of its products are produced in Germany and have to be shipped to customers around the globe, whereas the Industrial Cranes segment has manufacturing sites and local partners across different countries.

In recent years, freight rates have increased significantly due to rising fuel prices, growth in global and regional trade volumes, especially with respect to cargo movement between Asia and North America and Asia and Europe, and a general shortage of vessel capacity. The impact of rising freight costs on cost of sales of the Industrial Cranes segment has been mitigated by Demag Cranes' local manufacturing strategy, pursuant to which it has moved the production and assembly of certain products close to customers in strategically important markets, such as China and Brazil. In addition, Demag Cranes has addressed increasing freight rates primarily by extending the use of new pricing policies in its Port Technology segment to enable it to pass on such increases to its customers. Pursuant to these new pricing policies, freight rates will generally be quoted on an indicative basis only, and the customer will be invoiced at the actual freight rate on the day of shipment of the products.

### *Research and development*

For the years ended September 30, 2005, 2004 and 2003, Demag Cranes expended €21.7 million (2.5% of sales), €21.2 million (2.6% of sales) and €35.7 million (4.2% of sales), respectively, on research and development, of which €4.6 million of development cost was capitalized in the fiscal year 2004/2005 and €1.0 million of development cost was capitalized in the fiscal year 2003/2004; no expenditure for activities (€0.0 million) was capitalized in the fiscal year 2002/2003. Included in research and development expense in the 2002/2003 fiscal year was a €10.6 million amortization of research and development know-how, which had been written-up at the time of the Acquisition as a result of the application of purchase accounting. This amortization of research and development know-how was part of the total depreciation and amortization of €31.8 million resulting from the application of purchase accounting in the 2002/2003 fiscal year.

Demag Cranes' research and development activities focus on four major objectives:

- development of innovative products and services;

- extension of the range of existing products and services based on customer requirements;
- standardization and modularization of products to reduce manufacturing costs; and
- continual improvement of existing products and services.

As part of the development of new products, Demag Cranes makes substantial expenditures on research and development. While the majority of Demag Cranes' research and development expenditures are recorded in its income statement, Demag Cranes capitalizes development expenditure that is directly related to the development of new products and amortizes the amounts capitalized over the period in which it expects to earn revenues from such products. See "*—Critical accounting policies—Development costs*". During the periods under review, Demag Cranes capitalized development expenditures with respect to its Port Technology segment only. Such expenditure related primarily to the development of the Generation 5 mobile harbor cranes and harbor pontoon cranes, as well as expenditures related to the development of Automated Stacking Cranes and E-Automated Guided Vehicles, which are powered by diesel-electric drives.

Demag Cranes expects overall research and development expenses, expressed as a percentage of sales, to remain broadly stable in the current and immediately following fiscal years. Demag Cranes currently expects to capitalize a comparable amount of development costs in the current fiscal year, with a slightly lower amount being capitalized thereafter. Demag Cranes expects research and development expenses with respect to the Industrial Cranes segment to decrease, due to the fact that the development of new products, such as the DR rope hoist and the DC chain hoist product families, was largely completed in the year ended September 30, 2005. Research and development expenditures with respect to the Port Technology segment are likely to increase in amount and as a percentage of total research and development costs as Demag Cranes seeks to enhance its position as an innovator in port technology. As most of the development related to new products is completed, these costs will primarily relate to improvements and modifications to such products.

***Financing costs***

Demag Cranes' financing costs, which constitute a significant portion of the expenses reflected in interest and similar income (expense) in Demag Cranes' income statement, primarily consist of interest expense related to its financing activities. Interest expense in any given period reflects changes in the amounts of outstanding indebtedness and, since a portion of Demag Cranes interest payments have been or will be based on floating rates of interest, changes in interest rates.

The Acquisition by private equity investment funds advised by KKR of all seven businesses from Siemens AG was primarily financed by drawings under a senior credit facilities agreement (the "2002 Credit Facility"), which made available senior term facilities of €825.0 million and a senior revolving facility of €400.0 million, the issuance of a €215.0 million vendor loan note to Siemens AG (the "Vendor Loan Note") and €200.0 million of shareholder loans (the Vanilla Loan). Affiliates of the parent of Demag Cranes repaid the Vendor Loan Note in full in February 2004 with drawings under the 2002 Credit Facility and under a €100.0 million mezzanine credit facility (the "Mezzanine Facility"). Following the waiver of shareholder loans in the amount of €77.0 million in June 2004 and the disposal of three of the businesses originally acquired in the Acquisition, all amounts outstanding under the 2002 Credit Facility and the Mezzanine Facility were refinanced under new credit facilities agreements in December 2004 (together, the "2005 Credit Facility"), which made available €565.0 million of senior term facilities, a €100.0 million mezzanine credit facility and a €275.0 million senior revolving credit facility. See "*Material Contracts—Other material contractual relationships—Financing agreements*."

Immediately prior to this offering of shares, Demag Cranes intends to enter into a new €325.0 million senior revolving credit facility (the "New Credit Facility"). This is expected to be available in euro or in other currencies and can be drawn (including with respect to individual loans vis-à-vis individual lenders) in the form of cash, standby letters of credit, bank guarantees and commercial credit. This facility shall be available in euro and other currencies and can be used, for example, in the form of cash disbursements, bank guarantees, performance bonds and letters of credit. The initial interest rate on advances under the New Credit Facility is equal to EURIBOR plus an expected margin of 0.7% per annum for each interest period, and the margin payable by Demag Cranes is subject to adjustments based on certain conditions. Demag Cranes and certain of its subsidiaries will be able to directly borrow funds under the New Credit Facility, which will lower the effective average interest rate paid by Demag Cranes for its financing as compared to the 2005 Credit Facility, under which Demag Cranes received funds indirectly pursuant to inter-company on-loans from the respective borrowers under such facilities. In addition, since the New Credit Facility provides for revolving facilities, the New Credit Facility will provide Demag Cranes with greater flexibility and, depending on its working capital, capital expenditure and other financing needs, the New Credit Facility may enable it to reduce financing costs further by maintaining lower average outstanding balances. For a more detailed description of the New Credit Facility, see "*Material Contracts—Other material contractual relationships—Financing agreements*".

In connection with the refinancings described above, Demag Cranes was able to reduce significantly its interest and similar expense (including the amortization of financing costs) related to its financial debt. Interest expense before currency gains (losses) decreased from €41.7 million for the year ended September 30, 2003 to €33.9 million for the year ended September 30, 2005. Interest expense before currency gains (losses) decreased from €19.2 million for the six months ended March 31, 2005 to €10.8 million for the six months ended March 31, 2006. Demag Cranes believes that the improved credit position it will obtain in connection with the new financing reflects the ongoing positive development of its business and the market generally.

## Other factors affecting Demag Cranes' results

### *Sales mix*

Demag Cranes' revenues and cost of sales in any given period will reflect not only the volume of products sold and services provided, but also the mix of such sales. As sales of some products and services provide for higher gross profit margins relative to sales of other products and services, increases in sales of such products and services as a percentage of total sales would increase Demag Cranes' gross profit margin. Conversely, higher sales of low gross profit margin products and services relative to sales of high gross profit margin products and services would result in a decrease in Demag Cranes' gross profit margin.

With respect to products sold through the Industrial Cranes segment, sales of components generally result in higher gross profit margins than process crane sales, which in turn generally produce higher margins than sales of standard cranes. In the Port Technology segment, services generally result in the highest gross profit margins, followed by non-automated products and automated products. Services sales generally offer the highest gross profit margins. Margins in the Industrial Cranes segment have historically been relatively low. However, sales of products in the Industrial Cranes segment can contribute to higher margin Services sales to the extent Demag Cranes captures a share of the services business from buyers of such products.

### *Exchange rate fluctuations*

Demag Cranes conducts transactions in currencies other than the euro, particularly in U.S. dollars. Demag Cranes' results are therefore affected by fluctuations in the value of the euro against the U.S. dollar and other currencies. In particular, Demag Cranes is vulnerable to foreign exchange fluctuations since:

- it incurs the majority of its manufacturing costs in euro and generates a substantial portion of its revenues in other currencies, particularly the U.S. dollar; therefore, a strengthening of the euro relative to such other currencies in which it receives revenues could negatively impact its operating margins and cash flows; and
- certain of its assets, liabilities, revenues and expenses are denominated in various currencies other than the euro; as a result, its operating results are affected by currency exchange rate fluctuations.

Comparing the average exchange rate used by Demag Cranes for the preparation of its external accounts for the year ended September 30, 2005 of €1.00 to U.S. $1.27, the average exchange rate used by Demag Cranes for preparation of its external accounts for the year ended September 30, 2004 of €1.00 to U.S. $1.22 and the average exchange rate used by Demag Cranes for the preparation of its external accounts for the year ended September 30, 2003 of €1.00 to U.S. $1.08, the value of the euro against the U.S. dollar has increased by 17.6% between 2003 and 2005. Demag Cranes' results of operations have been affected by these exchange rate fluctuations, which contributed to overall lower sales and adversely affected margins in the years ended September 30, 2003, 2004 and 2005.

In order to mitigate to some degree the effect of exchange rate fluctuations on its operating results, since 2005, Demag Cranes has aimed to fix the prices of its products and services upon order (rather than quoting on a fixed-price basis), and it invoices its customers in euro where possible. In addition, Demag Cranes purchases its supplies from local suppliers and manufactures and assembles certain of its products in the Industrial Cranes segment in the countries in which it operates. Demag Cranes also enters into foreign exchange forward contracts on a regular basis, in particular with respect to sales of products in the Port Technology segment, where it typically enters into foreign exchange forward contracts with respect to specific customer contracts for the period from the date on which the order is placed until receipt of payment.

### *Tax loss carry-forwards*

As of September 30, 2005, Demag Cranes had total tax loss carry-forwards in the amount of €220.1 million, of which €121.1 million may be used for German corporate tax purposes, €81.5 million may be used for German trade tax purposes and €17.5 million may be used for certain income taxes in foreign jurisdictions. Demag Cranes uses tax loss carry-forwards to reduce the cash flow-effective tax it pays in the jurisdictions in which it is subject to income tax. Under certain circumstances, Demag Cranes may not be able to use its tax loss carry-forwards. See "*Risk factors—Risks related to Demag Cranes' business activities—Under certain conditions, Demag Cranes AG may forfeit the future usability of its tax loss carry-forwards, either in whole or in part, and a valuation adjustments reducing the deferred tax asset could be required in the Group's consolidated balance sheet*".

For a discussion of Demag Cranes tax loss carry-forwards, see note 19 to Demag Cranes' Combined Financial Statements for the year ended September 2005 included in the "*Financial statements*" section in this Offering Circular.

## Demag Cranes' principal income statement items

### *Sales*

Demag Cranes generates revenue through the sale of products and services in its Industrial Cranes, Port Technology and Services segments. For a discussion of factors affecting sales of Demag Cranes' products and services, see "*—Factors affecting demand for and sales of Demag Cranes' Industrial Cranes, Port Technology and Services segments*".

For a discussion of how Demag Cranes recognizes sales of its products and services in its income statement, see "*—Critical accounting policies—Revenue recognition*" and note 2 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005 included in the "*Financial statements*" section in this Offering Circular.

### *Cost of sales*

Cost of sales includes:

- materials;
- personnel;
- depreciation and amortization; and
- other costs.

Materials expenses, including raw materials and intermediate material costs, account for the most significant portion of Demag Cranes' cost of sales. The main raw material used by Demag Cranes and its suppliers is steel. Raw material expenses fluctuate from period to period depending on the market price for such materials. See "*—Factors affecting Demag Cranes' costs—Cost of raw materials and volatility of raw material prices*".

Personnel expense comprises wages, benefits and pension expenses of non-management personnel. Wages, benefits and pension expense of management, administrative personnel and sales forces is included under the item selling, general and administrative expenses, and wages, benefits and pension expense of employees working in Demag Cranes' research and development departments is included under the item research and development.

Cost of sales includes depreciation and amortization expenses and other costs. Other costs include freight costs incurred in the Port Technology segment, as well as freight costs incurred in the Industrial Cranes segment in connection with the shipping of products where such products are sold pursuant to contracts that include the assembly of such products at the customer's site. All other freight costs incurred in the Industrial Cranes segment are included under selling, general and administrative expenses.

Demag Cranes' Combined Financial Statements and the discussion in this "*Management discussion and analysis of financial condition and results of operation*" present total cost of sales, including the effects from purchase accounting as well as one-off effects, whereas segment cost of sales exclude such effects. See "*—The Acquisition*".

***Research and development expense***

Research and development expenses include expenses incurred in connection with research and development activities (including personnel costs), except for development costs that are capitalized.

***Selling, general and administrative expenses***

Selling, general and administrative expenses include:

- marketing and selling expenses;
- general and administrative expenses; and
- parent company charges.

Marketing and selling expenses comprise marketing and sales organization expenses (including personnel expenses) as well as distribution expenses, freight (except for freight expense included in cost of sales) and sales commission expense. General and administrative expenses include personnel and non-personnel costs attributable to headquarters and other administrative centers, including accounting, legal and regulatory expenses. Parent company charges comprise expenses for certain services, including strategic advice and financing services, provided by Demag Cranes' parent holding companies in exchange for a fee. See "*Business transactions and legal relationships with related parties*".

***Other operating income (expense), net***

Other operating income (expense), net, reflects income not related directly to Demag Cranes' primary operations, such as asset dispositions and currency gains and losses. Other operating income (expense) can fluctuate significantly from period to period due to the timing of significant non-recurring events.

***Share of profit of associates***

Share of profit of associates reflects Demag Cranes' share of any gain or loss of MHE Demag (S) Pte. Ltd., Demag Cranes' 50% joint venture with Jebsen & Jessen (SEA) in Singapore.

***Interest and similar income (expense), net***

Interest and similar income (expense), net, includes primarily interest expense related to Demag Cranes' credit facilities, offset by interest income on cash and marketable securities, as well as the amortization of financing costs and currency gains (losses). Over time, as Demag Cranes continues to improve its credit position, it expects interest expense to decrease. Demag Cranes does not currently hedge any of its exposure to variable interest rate fluctuations. See "*—Qualitative and quantitative disclosures about market risk—Interest rate risk*".

***Income tax credit (expense)***

Income tax expenses or credits reflect corporate income and trade taxes paid by or reimbursed to Demag Cranes, as well as deferred taxes, tax accruals and tax claims.

## Discussion and analysis of Demag Cranes' results of operations and financial condition

### *Results of operations*

*Except where expressly indicated otherwise, the following discussion of Demag Cranes' results of operations is based on a comparison of Demag Cranes' Combined Financial Statements for the years ended September 30, 2005, 2004 and 2003, and on the combined interim financial statements for the six-month periods ended March 31, 2006 and 2005.*

The following tables set forth certain items from Demag Cranes' combined income statements for each of the three years ended September 30, 2005, 2004 and 2003 and for the six months ended March 31, 2005 and 2006, together with the percentage of sales represented by each such item.

| | Year ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | % | 2004 | % | 2005 | % |
| | (audited) (€ in millions, except percentages) | | | | | |
| Sales | 844.0 | 100.0 | 810.1 | 100.0 | 881.6 | 100.0 |
| Cost of sales | (695.9) | (82.5) | (621.7) | (76.7) | (654.0) | (74.2) |
| **Gross profit** | **148.1** | **17.5** | **188.4** | **23.3** | **227.6** | **25.8** |
| R&D expense | (35.7) | (4.2) | (20.2) | (2.5) | (17.1) | (1.9) |
| SG&A expense | (174.1) | (20.6) | (168.1) | (20.8) | (190.5) | (21.6) |
| Other operating income (expense), net | 5.8 | 0.7 | 6.2 | 0.8 | 15.6 | 1.8 |
| Share of profit of associates | 0.7 | 0.1 | 0.8 | 0.1 | 0.7 | 0.1 |
| **EBIT** | **(55.2)** | | **7.1** | | **36.1** | |
| Interest and similar income (expense), net | (12.3) | (1.5) | (37.2) | (4.6) | (33.6) | (3.8) |
| **EBT** | **(67.5)** | | **(30.0)** | | **2.5** | |
| Income tax credit (expense) | 21.7 | 2.6 | 10.6 | 1.3 | (2.0) | (0.2) |
| **Net income (loss) after tax** | **(45.9)** | **(5.4)** | **(19.5)** | **(2.4)** | **0.5** | **0.1** |

| | Six months ended March 31, | | | |
|---|---|---|---|---|
| | 2005 | % | 2006 | % |
| | (unaudited) (€ in millions, except percentages) | | | |
| Sales | 392.1 | 100.0 | 465.2 | 100.0 |
| Cost of sales | (290.4) | (74.1) | (342.4) | (73.6) |
| **Gross profit** | **101.6** | **25.9** | **122.8** | **26.4** |
| R&D expense | (8.4) | (2.1) | (7.9) | (1.7) |
| SG&A expense | (91.1) | (23.2) | (95.9) | (20.6) |
| Other operating income (expense), net | 3.3 | 0.8 | 0.0 | — |
| Share of profit of associates | 0.3 | 0.1 | 0.4 | 0.1 |
| **EBIT** | **5.8** | **1.5** | **19.4** | **4.2** |
| Interest and similar income (expense), net | (18.9) | (4.8) | (8.4) | (1.8) |
| **EBT** | **(13.1)** | **(3.3)** | **11.0** | **2.4** |
| Income tax credit (expense) | 5.4 | 1.4 | (2.3) | (0.5) |
| **Net income (loss) after tax** | **(7.8)** | **(2.0)** | **8.6** | **1.8** |

### *Segment data*

Demag Cranes' business activities are currently organized into three segments: Industrial Cranes, Port Technology and Services. In the Industrial Cranes segment, Demag Cranes develops, manufactures and sells industrial standard and process cranes, rope and chain hoists and other crane components. In the six months ended March 31, 2006, crane sales accounted for 53.6% of the Industrial Crane segment's sales. In the Port Technology segment, Demag Cranes develops, manufactures and sells non-automated products, such as mobile and pontoon harbor cranes, which currently account for approximately three-quarters of the Port Technology segment's sales, and automated products, such as Automated Guided Vehicles and Automated Stacking Cranes. In addition, Demag Cranes offers integrated software solutions for port terminals through the Port Technology segment, as well as services for products manufactured by the Port Technology segment. In the Services segment, Demag Cranes provides field, maintenance, and refurbishment services for products sold through the Industrial Cranes segment. Sales of spare parts for industrial cranes are also included under the Services segment.

The tables below present external sales, gross profit and EBIT for each of the segments for the years ended September 30, 2005, 2004 and 2003 and for the six-month periods ended March 31, 2006 and 2005, together with the percentage of corresponding segment sales. Adjusted gross profit, adjusted EBIT and adjusted EBITDA on the group level exclude the effects of purchase accounting the "one-off effects" described above and certain charges from its parent company. In addition to the effects of the application of purchase accounting in connection with the Acquisition, the Combined Financial Statements also reflect restructuring and consulting expenses primarily relating to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other expenses or income which management believes are not normally recurring or not in the normal course of business, even though some items have resulted in costs and income in more than one period. See "*Selected combined financial and other information on the business,*" "*—The Acquisition*" and "*Factors affecting Demag Cranes' costs—Restructuring and cost reduction programs*".

| | Year ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | % | 2004 | % | 2005 | % |
| | (audited) (€ in millions, except percentages) | | | | | |
| **Sales (by segment)** | | | | | | |
| Industrial Cranes | 439.7 | | 393.6 | | 409.9 | |
| Port Technology[1] | 183.4 | | 194.9 | | 237.1 | |
| Services | 220.8 | | 221.6 | | 234.6 | |
| Total sales | 844.0 | | 810.1 | | 881.6 | |
| **Gross profit** | **148.1** | **17.5** | **188.4** | **23.3** | **227.6** | **25.8** |
| Industrial Cranes | 111.5 | 25.4 | 87.4 | 22.2 | 103.4 | 25.2 |
| Port Technology | 43.7 | 23.8 | 43.6 | 22.4 | 52.0 | 21.9 |
| Services | 78.2 | 35.4 | 74.8 | 33.8 | 86.7 | 37.0 |
| Adjusted gross profit | 233.4 | 27.7 | 205.8 | 25.4 | 242.1 | 27.5 |
| **EBIT** | **(55.2)** | **(6.5)** | **7.1** | **0.9** | **36.1** | **4.1** |
| Industrial Cranes | (1.7) | (0.4) | (15.9) | (4.0) | 1.3 | 0.3 |
| Port Technology | 9.6 | 5.2 | 15.5 | 8.0 | 20.4 | 8.6 |
| Services | 44.3 | 20.1 | 34.4 | 15.5 | 42.3 | 18.0 |
| **Adjusted EBIT** | **52.2** | **6.2** | **34.1** | **4.2** | **64.0** | **7.3** |

| | Six months ended March 31, | | | |
|---|---|---|---|---|
| | 2005 | % | 2006 | % |
| | (unaudited) (€ in millions, except percentages) | | | |
| **Sales (by segment)** | | **100.0** | | **100.0** |
| Industrial Cranes | 196.9 | | 226.4 | |
| Port Technology[(1)] | 84.6 | | 110.7 | |
| Services | 110.5 | | 128.0 | |
| Total sales | 392.1 | | 465.2 | |
| **Gross profit** | **101.6** | **25.9** | **122.8** | **26.4** |
| Industrial Cranes | 49.7 | 25.2 | 58.2 | 25.7 |
| Port Technology | 17.3 | 20.4 | 23.8 | 21.5 |
| Services | 41.1 | 37.2 | 47.4 | 37.0 |
| Adjusted gross profit | 108.1 | 27.6 | 129.3 | 27.8 |
| **EBIT** | **5.8** | **1.5** | **19.4** | **4.2** |
| Industrial Cranes | (4.3) | (2.2) | 2.4 | 1.1 |
| Port Technology | 3.6 | 4.3 | 7.0 | 6.3 |
| Services | 19.6 | 17.7 | 21.5 | 16.8 |
| **Adjusted EBIT** | **18.8** | **4.8** | **30.9** | **6.6** |

(1) Includes sales of products from the Port Technology segment to the Industrial Cranes segment for resale to end-customers. Such intersegment sales amounted to €15.7 million in the 2004/2005 fiscal year, €5.6 million in the 2003/2004 fiscal year, €6.1 million in the 2002/2003 fiscal year. Port Technology sales to the Industrial Cranes segment amounted to €10.7 million in the six months ended March 31, 2006 and €6.5 million in the six months ended March 31, 2005. The elimination occurs on the level of the Industrial Cranes segment.

The following table illustrates Demag Cranes' sales by geographic segment for the periods indicated:

| | Year ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | % | 2004 | % | 2005 | % |
| | (audited) (€ in millions, except percentages) | | | | | |
| **Sales** | **844.0** | **100.0** | **810.1** | **100.0** | **881.6** | **100.0** |
| Germany | 192.2 | 22.8 | 181.2 | 22.4 | 181.8 | 20.6 |
| Europe (excl. Germany) | 338.9 | 40.2 | 305.7 | 37.7 | 367.7 | 41.7 |
| The Americas | 148.5 | 17.6 | 132.3 | 16.3 | 155.3 | 17.6 |
| Other regions | 164.5 | 19.5 | 190.9 | 23.6 | 176.8 | 20.1 |

***Comparison of the six months ended March 31, 2006 to the six months ended March 31, 2005***

***Sales***

Sales increased by €73.1 million, or 18.6%, to €465.2 million for the six months ended March 31, 2006 from €392.1 million for the six months ended March 31, 2005, reflecting significant increases in sales in all three segments, led by an increase of 30.9% in the Port Technology segment.

Industrial Cranes sales increased by €29.5 million, or 15.0%, to €226.4 million for the six months ended March 31, 2006 from €196.9 million for the six months ended March 31, 2005, driven mainly by higher standard and process crane sales. To a lesser extent, this increase was also attributable to a slight increase in price levels. The majority of the growth in Industrial Cranes sales was due to higher sales in the United States, Brazil, India, South Africa and China.

Port Technology sales increased by €26.1 million, or 30.9%, to €110.7 million for the six months ended March 31, 2006 from €84.6 million for the six months ended March 31, 2005, which is primarily a result of continued strong demand for non-automated products, in particular mobile harbor cranes, in response to sustained higher container shipping volumes. The increase in sales also reflects higher sales of automated products, which is primarily due to an increase in sales of

Automated Guided Vehicles. Comparing the six months ended March 31, 2006 with the prior year period, Port Technology sales increased in the Netherlands, Italy and the United States.

Services sales increased by €17.5 million, or 15.8%, to €128.0 million for the six months ended March 31, 2006 from €110.5 million for the six months ended March 31, 2005. This increase was mainly attributable to greater demand for refurbishment and field service business, reflecting higher investments as a result of improvements in the general economic environment. The increase in Services sales was primarily due to higher sales in the United States, Brazil, South Africa and China.

***Cost of sales***

On the group level, cost of sales increased by €52.0 million, or 17.9%, to €342.4 million for the six months ended March 31, 2006 from €290.4 million for the six months ended March 31, 2005. Excluding the effects of purchase accounting and one-off effects, cost of sales for the group increased by €52.0 million, or 18.3%, to €335.9 million for the six months ended March 31, 2006 from €283.9 million for the six months ended March 31, 2005.

The following table sets forth material costs, personnel costs, depreciation and amortization expenses and other costs as a percentage of cost of sales for the group for the six-month periods ended March 31, 2006 and 2005.

| | Six months ended March 31, | |
|---|---|---|
| | 2005 | 2006 |
| | (% of cost of sales) | |
| Material costs | 61.7 | 66.3 |
| Personnel costs | 32.4 | 28.3 |
| Depreciation and amortization expense | 2.3 | 2.0 |
| Other costs | 3.6 | 3.4 |

Cost of sales for the Industrial Cranes segment increased by €21.1 million, or 14.3%, to €168.3 million (74.3% of related segment sales) for the six months ended March 31, 2006 from €147.2 million (74.8% of related segment sales) for the six months ended March 31, 2005, which is mainly attributable to an increase in sales.

Cost of sales for the Port Technology segment increased by €19.7 million, or 29.3%, to €86.9 million (78.5% of related segment sales) for the six months ended March 31, 2006 from €67.2 million (79.4% of related segment sales) for the six months ended March 31, 2005. This increase in cost of sales is mainly due to higher sales.

Cost of sales for the Services segment increased by €11.2 million, or 16.1%, to €80.6 million (63.0% of related segment sales) for the six months ended March 31, 2006 from €69.4 million (62.8% of related segment sales) for the six months ended March 31, 2005, reflecting higher sales and a change in the mix of services provided.

***Gross profit***

As a result of the forgoing, gross profit for the group increased by €21.2 million, or 20.9%, to €122.8 million for the six months ended March 31, 2006 from €101.6 million for the six months ended March 31, 2005. Adjusted gross profit for the group increased by €21.2 million, or 19.6%, to €129.3 million for the six months ended March 31, 2006 from €108.1 million for the six months ended March 31, 2005. Segment gross profit excludes the effects of purchase accounting and one-off effects.

Industrial Cranes gross profit increased by €8.5 million, or 17.1%, to €58.2 million (25.7% of related segment sales) for the six months ended March 31, 2006 from €49.7 million (25.2% of related segment sales) for the six months ended March 31, 2005.

Port Technology gross profit increased by €6.5 million, or 37.6%, to €23.8 million (21.5% of related segment sales) for the six months ended March 31, 2006 from €17.3 million (20.4% of related segment sales) for the six months ended March 31, 2005.

Services gross profit increased by €6.3 million, or 15.3%, to €47.4 million (37.0% of related segment sales) for the six months ended March 31, 2006 from €41.1 million (37.2% of related segment sales) for the six months ended March 31, 2005.

### *Research and development expenses*

Research and development expenses decreased by €0.5 million, or 6.0%, to €7.9 million (1.7% of sales) for the six months ended March 31, 2006 from €8.4 million (2.1% of sales) for the six months ended March 31, 2005. This decrease was primarily due to the successful completion of the development of new products during the six months ended March 31, 2005 as well as an increase in development expenditures capitalized to €3.6 million in the six months ended March 31, 2006 from €1.8 million in the prior year period. Demag Cranes did not capitalize any of the development expenses of the Industrial Cranes and Services segments. Purchase accounting and one-off effects did not have a material effect on research and development expenses for the six months ended March 31, 2006.

In the Industrial Cranes segment, research and development expenditure for the six months ended March 31, 2006 related mostly to new models and features for the new rope and chain hoist product families and the continuous development of existing products. In the Port Technology segment, major research and development projects related to the further development and serial production of existing products, in particular Wide Span Gantries and Generation 5 mobile harbor cranes.

### *Selling, general and administrative expenses*

Selling, general and administrative expenses increased by €4.8 million, or 5.3%, to €95.9 million (20.6% of sales) for the six months ended March 31, 2006 from €91.1 million (23.2% of sales) for the six months ended March 31, 2005. Excluding the effects of purchase accounting as well as one-off effects and parent company charges, selling, general and administrative expenses increased by €10.0 million, or 12.4%, to €90.6 million for the six months ended March 31, 2006 from €80.6 million for the six months ended March 31, 2005.

Marketing and selling expenses accounted for 13.5% and general and administrative expenses accounted for 7.2% of sales for the six months ended March 31, 2006, as compared to 15.2% and 8.1%, respectively, of sales for the six months ended March 31, 2005.

The increase in selling, general and administrative expenses is primarily due to higher selling expenses as a result of higher sales. In addition, the introduction of new products required increased marketing efforts. The preparations for this offering of shares and other one-off effects also lead to higher administrative expenses. Cost savings from the successful implementation of restructuring measures partially offset increases in selling, general and administrative expenses.

### *Other operating income (expense), net*

Other operating income decreased to €0.0 million for the six months ended March 31, 2006 from €3.3 million for the six months ended March 31, 2005. Excluding the effects of purchase accounting as well as one-off effects, other operating income decreased by €0.3 million, or 42.9%, to €0.4 million for the six months ended March 31, 2006 from €0.7 million for the six months ended March 31, 2005.

This decrease primarily reflects income from the release of accruals for anniversary bonuses in the six months ended March 31, 2006 as a result of the implementation of the restructuring bargaining agreement with the IG Metall union in Germany.

### *Share of profit of associates*

Share of profit of associates increased by €0.1 million, or 33.3%, to €0.4 million for the six months ended March 31, 2006 from €0.3 million for the six months ended March 31, 2005.

### *EBIT*

Due to the factors discussed above, EBIT for the group increased by €13.6 million to €19.4 million for the six months ended March 31, 2006 from €5.8 million for the six months ended

March 31, 2005. Adjusted EBIT for the group increased to €30.9 million for the six months ended March 31, 2006 from €18.8 million for the six months ended March 31, 2005. Segment EBIT excludes the effects of purchase accounting, one-off effects and parent company charges.

Industrial Cranes EBIT increased to €2.4 million for the six months ended March 31, 2006 from negative EBIT of €4.3 million for the six months ended March 31, 2005.

Port Technology EBIT increased by €3.4 million to €7.0 million for the six months ended March 31, 2006 from €3.6 million for the six months ended March 31, 2005.

Services EBIT increased by €1.9 million, or 9.7%, to €21.5 million for the six months ended March 31, 2006 from €19.6 million for the six months ended March 31, 2005.

***Interest and similar income (expense), net***

Interest and similar expense, net decreased by €10.5 million, or 55.6%, to €8.4 million for the six months ended March 31, 2006 from €18.9 million for the six months ended March 31, 2005, primarily reflecting the amortization of financing costs related to the 2002 Credit Facility in connection with the refinancing of the 2002 Credit Facility with drawings under the 2005 Credit Facility in the six months ended March 31, 2005 as well as lower interest payments due to a further reduction of senior debt. Amortization of financing costs decreased from €7.6 million in the six months ended March 31, 2005 to €1.2 million in the six months ended March 31, 2006. Interest expense (including the amortization of financing costs) before currency gains (losses) decreased by €8.4 million, or 43.6%, to €10.8 million for the six months ended March 31, 2006 from €19.2 million for the six months ended March 31, 2005.

***Income tax credit (expense), net***

Demag Cranes recorded income tax expenses of €2.3 million for the six months ended March 31, 2006, compared to income tax credits of €5.4 million for the six months ended March 31, 2005. Tax expenses increased as Demag Cranes recorded pre-tax income of €11.0 million for the six months ended March 31, 2006, compared to a pre-tax loss in the prior year period. Tax expenses increased disproportionately due to the release of €1.9 million of deferred tax liabilities, which resulted in lower tax expenses. This release was due to new facts regarding the taxation of a sale of real property in the United Kingdom.

***Net income (loss)***

Net income increased to €8.6 million for the six months ended March 31, 2006, compared to a net loss of €7.8 million for the six months ended March 31, 2005 due to the factors discussed above.

***Comparison of the year ended September 30, 2005 to the year ended September 30, 2004***

***Sales***

Sales increased by €71.5 million, or 8.8%, to €881.6 million for the year ended September 30, 2005 from €810.1 million for the year ended September 30, 2004, reflecting increased sales in all three segments, led by Port Technology. This increase in sales primarily reflects an increase in sales in certain countries in Western and Eastern Europe, the Commonwealth of Independent States and North and South America, whereas sales in Germany remained stable.

Industrial Cranes sales increased by €16.3 million, or 4.1%, to €409.9 million for the year ended September 30, 2005 from €393.6 million for the year ended September 30, 2004. Excluding sales generated by sold or abandoned businesses, sales would have increased by 6.3% from the 2003/2004 fiscal year to the 2004/2005 fiscal year. In the 2003/2004 fiscal year, sold or abandoned businesses generated sales of €12.1 million, and in the 2004/2005 fiscal year, sold or abandoned businesses generated sales of €4.5 million. Higher sales were driven mainly by an increase in standard crane and chain hoist sales. Sales were also helped by a recovery in price levels. This increase in Industrial Crane sales reflects both what Demag Cranes believes is the beginning of a cyclical rebound in Western Europe and a continuing positive economic environment in the United States, and strong demand from emerging markets, such as Brazil and Asia, and in particular

China, as well as higher demand from the Commonwealth of Independent States and Eastern Europe.

Port Technology sales increased by €42.2 million, or 21.7%, to €237.1 million for the year ended September 30, 2005 from €194.9 million for the year ended September 30, 2004, which is primarily a result of strong mobile harbor crane sales due to increased customer demand in response to sustained higher shipping volumes and an increase in sales of successful new products. In addition, sales of automated products increased by 93.6% from the 2003/2004 fiscal year to the 2004/2005 fiscal year, as Demag Cranes sold 45 Automated Guided Vehicles and six Wide Span Gantries in the financial year 2004/2005, compared to ten Automated Guided Vehicles and four Wide Span Gantries in the year ended September 30, 2004. This increase was partially offset by increasing price competition in certain markets, the adverse impact on U.S. dollar-denominated sales from the depreciation of the U.S. dollar against the euro and a different mix of the products sold. Comparing the year ended September 30, 2005 with the prior year, sales for products manufactured by the Port Technology segment increased in Europe, Asia, the Americas and the Middle East.

Services sales increased by €13.0 million, or 5.9%, to €234.6 million for the year ended September 30, 2005 from €221.6 million for the year ended September 30, 2004. This increase was mainly attributable to higher spare parts sales resulting from higher demand from customers that had delayed investments in the replacement of machinery and spare parts in the year ended September 30, 2004, and, to a lesser degree, was also attributable to greater demand for refurbishment business and field service business. Demag Cranes was also able to capture more services business with respect to cranes that were produced by its competitors. Strategically significant growth in Services sales was achieved in Brazil and the United States.

***Cost of sales***

On the group level, cost of sales increased by €32.3 million, or 5.2%, to €654.0 million for the year ended September 30, 2005 from €621.7 million for the year ended September 30, 2004, reflecting primarily increases within the Port Technology segment. Excluding the effects of purchase accounting and one-off effects, cost of sales for the group increased by €35.1 million, or 5.8%, to €639.4 million for the year ended September 30, 2005 from €604.3 million for the year ended September 30, 2004.

The following table sets forth material costs, personnel costs, depreciation and amortization expenses and other costs as a percentage of cost of sales for the group for the years ended September 30, 2005 and 2004.

| | Year ended September 30, | |
|---|---|---|
| | 2004 | 2005 |
| | (% of cost of sales) | |
| Material costs | 59.8 | 65.7 |
| Personnel costs | 33.5 | 29.1 |
| Depreciation and amortization | 2.5 | 2.2 |
| Other costs | 4.3 | 3.0 |

Cost of sales for the Industrial Cranes segment remained relatively stable, increasing only by €0.3 million to €306.5 million (74.8% of related segment sales) for the year ended September 30, 2005 from €306.2 million (77.8% of related segment sales) for the year ended September 30, 2004. This increase reflected higher sales and higher raw material costs, offset by a decline in personnel costs due to headcount reductions and cost savings initiatives, such as the relocation of production capacity to a new, cost-efficient plant for the production of process cranes in the Czech Republic and the implementation of the restructuring bargaining agreement.

Cost of sales for the Port Technology segment increased by €33.8 million, or 22.3%, to €185.1 million (78.1% of related segment sales) for the year ended September 30, 2005 from €151.3 million (77.6% of related segment sales) for the year ended September 30, 2004. This increase in cost of sales is mainly due to higher sales, an increase in steel prices and significantly higher freight costs, which had a particularly negative impact on cost of sales due to relatively higher sales to distant regions. In addition, Demag Cranes incurred costs related to the production of prototypes and pre-series of the Generation 5 mobile harbor cranes, E-Automated Guided

Vehicles and Automated Stacking Cranes. Lower inventory costs offset a minor portion of these increases in cost of sales.

Cost of sales for the Services segment increased by €1.0 million to €147.9 million (63.0% of related segment sales) for the year ended September 30, 2005 from €146.9 million (66.3% of related segment sales) for the year ended September 30, 2004, reflecting a change in the mix of services provided.

***Gross profit***

As a result of the forgoing, gross profit for the group increased by €39.2 million, or 20.8%, to €227.6 million for the year ended September 30, 2005 from €188.4 million for the year ended September 30, 2004. Adjusted gross profit for the group increased by €36.3 million, or 17.6%, to €242.1 million for the year ended September 30, 2005 from €205.8 million for the year ended September 30, 2004. Segment gross profit excludes the effects of purchase accounting and one-off effects.

Industrial Cranes gross profit increased by €16.0 million, or 18.3%, to €103.4 million (25.2% of related segment sales) for the year ended September 30, 2005 from €87.4 million (22.2% of related segment sales) for the year ended September 30, 2004.

Port Technology gross profit increased by €8.4 million, or 19.3%, to €52.0 million (21.9% of related segment sales) for the year ended September 30, 2005 from €43.6 million (22.4% of related segment sales) for the year ended September 30, 2004.

Services gross profit increased by €11.9 million, or 15.9%, to €86.7 million (37.0% of related segment sales) for the year ended September 30, 2005 from €74.8 million (33.8% of related segment sales) for the year ended September 30, 2004.

***Research and development expenses***

Research and development expenses decreased by €3.1 million, or 15.3%, to €17.1 million (1.9% of sales) for the year ended September 30, 2005 from €20.2 million (2.5% of sales) for the year ended September 30, 2004, which was primarily due to the completion of substantial parts of the development program for the DR and DC hoist families and the capitalization of a significant amount of development costs in the Port Technology segment. Purchase accounting and one-off effects did not affect research and development expenses for the year ended September 30, 2005.

In the Industrial Cranes segment, research and development expenditure for the year ended September 30, 2005 related mostly to the further expansion of the DR rope hoist and DC chain hoist product families. In the Port Technology segment, major research and development projects included the development of the Generation 5 mobile harbor cranes, pontoon-mounted harbor cranes and the development of hybrid engines for E-Automated Guided Vehicles. In addition, Demag Cranes focused on the further development of Automated Stacking Cranes and technological improvements to Wide Span Gantries, as well as the further development of software for Automated Guided Vehicles.

A significant portion of the development expenditures of the Port Technology segment is not reflected in Demag Cranes' income statement for the year ended September 30, 2005, as €4.6 million of such costs were capitalized. Demag Cranes did not capitalize any of the development expenses of the Industrial Cranes and Services segments.

***Selling, general and administrative expenses***

Selling, general and administrative expenses increased by €22.4 million, or 13.3%, to €190.5 million (21.6% of sales) for the year ended September 30, 2005 from €168.1 million (20.8% of sales) for the year ended September 30, 2004. Excluding the effects of purchase accounting, as well as one-off effects and parent company charges, selling, general and administrative expenses increased by €9.9 million, or 6.4%, to €165.2 million for the year ended September 30, 2005 from €155.3 million for the year ended September 30, 2004.

Marketing and selling expenses accounted for 13.9%, general and administrative expenses accounted for 7.7%, of sales for the year ended September 30, 2005, as compared to 13.8% and 7.0%, respectively, of sales for the year ended September 30, 2004.

The increase in selling, general and administrative expenses was primarily due to higher restructuring and consulting expenses as well as costs incurred in connection with the continued international expansion of the Industrial Cranes segment, offsetting cost savings from restructuring in the Industrial Cranes segment. In addition, Demag Cranes incurred higher marketing and selling expenses across all segments reflecting marketing and sales efforts related to new products and the increase in sales for the year ended September 30, 2005. Demag Cranes also incurred higher commission expenses in the Port Technology segment as a result of an increase in the proportion of sales made through sales agents. In the Port Technology segment, the need to form dedicated project teams for automated products projects won in the last fiscal year also contributed to the increase in costs. Personnel cost savings due to a reduction in administration headcount partially offset increases in general and administrative expenses.

***Other operating income (expense), net***

Other operating income increased by €9.4 million to €15.6 million for the year ended September 30, 2005 from €6.2 million for the year ended September 30, 2004. Excluding the effects of purchase accounting as well as one-off effects, other operating income increased by €0.8 million, or 36.4%, to €3.0 million for the year ended September 30, 2005 from €2.2 million for the year ended September 30, 2004.

This increase primarily reflects income from the release of accruals for anniversary bonuses and partial retirement obligations (*Altersteilzeitverpflichtungen*) and the reversal of impairment charges, partially offset by lower net miscellaneous operating income. The release of the accruals reflect reductions in headcount and the implementation of the restructuring bargaining agreement with the IG Metall union in Germany.

***Share of profit of associates***

Share of profit of associates decreased by €0.1 million, or 12.5%, to €0.7 million for the year ended September 30, 2005 from €0.8 million for the year ended September 30, 2004.

***EBIT***

Due to the factors discussed above, EBIT for the group increased by €29.0 million to €36.1 million for the year ended September 30, 2005 from €7.1 million for the year ended September 30, 2004. Adjusted EBIT for the group increased to €64.0 million for the year ended September 30, 2005 from €34.1 million for the year ended September 30, 2004. Segment EBIT excludes the effects of purchase accounting, one-off effects and parent company charges.

Industrial Cranes EBIT increased to €1.3 million for the year ended September 30, 2005 from negative EBIT of €15.9 million for the year ended September 30, 2004.

Port Technology EBIT increased by €4.9 million, or 31.6%, to €20.4 million for the year ended September 30, 2005 from €15.5 million for the year ended September 30, 2004.

Services EBIT increased by €7.9 million, or 23.0%, to €42.3 million for the year ended September 30, 2005 from €34.4 million for the year ended September 30, 2004.

***Interest and similar income (expense), net***

Net interest and similar expenses decreased by €3.6 million, or 9.7%, to €33.6 million for the year ended September 30, 2005 from €37.2 million for the year ended September 30, 2004, primarily reflecting lower debt service requirements as a result of lower outstanding balances following the repayment of the Vendor Loan Note and shareholder loan (the Vanilla Loan) and a further reduction of senior debt in the year ended September 30, 2004, partially offset by lower currency gains. Interest expense (including the amortization of financing costs) before currency gains (losses) decreased by €10.4 million, or 23.5%, to €33.9 million for the year ended September 30, 2005 from €44.3 million for the year ended September 30, 2004.

***Income tax credit (expense), net***

Demag Cranes recorded income tax expenses of €2.0 million for the year ended September 30, 2005, compared to income tax credits of €10.6 million for the year ended

September 30, 2004. Tax expenses increased as Demag Cranes recorded pre-tax income of €2.5 million for the year ended September 30, 2005, compared to pre-tax losses in the prior fiscal year.

***Net income (loss)***

Net income increased to €0.5 million for the year ended September 30, 2005, compared to a net loss of €19.5 million for the year ended September 30, 2004 due to the factors discussed above.

***Comparison of the year ended September 30, 2004 to the year ended September 30, 2003***

***Sales***

Sales decreased by €33.9 million, or 4.0%, to €810.1 million for the year ended September 30, 2004 from €844.0 million for the year ended September 30, 2003, reflecting decreases within the Industrial Cranes segment, partially offset by increases within the Port Technology segment. Overall sales to other regions increased, while sales in Germany, the rest of Europe and North and South America decreased.

Industrial Cranes sales decreased by €46.1 million, or 10.5%, to €393.6 million for the year ended September 30, 2004 from €439.7 million for the year ended September 30, 2003. Excluding sales generated by sold or abandoned businesses, sales would have decreased by 4.9% from the 2002/2003 fiscal year to the 2003/2004 fiscal year. In the 2002/2003 fiscal year, sold or abandoned businesses generated sales of €38.4 million, and in the 2003/2004 fiscal year, sold or abandoned businesses generated sales of €12.1 million. The 2003/2004 fiscal year was characterized by an increased focus on the restructuring of the Industrial Cranes segment; sales growth was considered less important. This decrease was furthermore the result of price decreases and a decline in units sold, which occurred across all products, but were particularly significant with regard to standard cranes. These price declines were due to lower customer demand and increased competition, in particular in Western Europe and North America. The decline in units sold was caused by lower demand in Western Europe. Delays in the production and shipment of products resulted from start-up problems related to outsourcing activities and had a negative impact on Industrial Cranes sales. The decline in sales also reflected the adverse impact on U.S. dollar-denominated sales from the depreciation of the U.S. dollar against the euro.

Port Technology sales increased by €11.5 million, or 6.3%, to €194.9 million for the year ended September 30, 2004 from €183.4 million for the year ended September 30, 2003. This increase reflected the first significant sales of automated products, which compensated for declining demand for mobile harbor cranes as customers delayed investments as a result of, among other factors, the strong euro compared to the U.S. dollar. Strong demand for refurbishment services also contributed to this increase in sales.

Services sales were relatively unchanged from the 2002/2003 fiscal year, having increased by €0.8 million to €221.6 million for the year ended September 30, 2004 from €220.8 million for the year ended September 30, 2003, as a result of stronger sales being offset by the adverse impacts of the weakening U.S. dollar on U.S. dollar-denominated sales.

***Cost of sales***

Total cost of sales decreased by €74.2 million, or 10.7%, to €621.7 million for the year ended September 30, 2004 from €695.9 million for the year ended September 30, 2003, reflecting decreases in the Industrial Cranes segment, partially offset by increases in the Port Technology segment. The high cost of sales in the 2002/2003 fiscal year is primarily attributable to the €59.6 million write-up of inventory as a result of the application of purchase accounting in connection with the Acquisition. Excluding the effects of purchase accounting as well as one-off effects, cost of sales for the group decreased by €6.3 million, or 1.0%, to €604.3 million for the year ended September 30, 2004 from €610.6 million for the year ended September 30, 2003.

The following table sets forth material costs, personnel costs, depreciation and amortization expenses and other costs as a percentage of cost of sales for the group for the years ended September 30, 2004 and 2003.

| | Year ended September 30, | |
|---|---|---|
| | 2003 | 2004 |
| | (% of cost of sales) | |
| Material costs | 61.3 | 59.8 |
| Personnel costs | 37.6 | 33.5 |
| Depreciation and amortization | 0.9 | 2.5 |
| Other costs | 0.1 | 4.3 |

Cost of sales for the Industrial Cranes segment decreased by €21.9 million, or 6.7%, to €306.2 million (77.8% of related segment sales) for the year ended September 30, 2004 from €328.3 million (74.7% of related segment sales) for the year ended September 30, 2003, which was mainly due to lower sales and cost savings and efficiency measures implemented in connection with Demag Cranes' restructuring programs, which more than offset increases in raw material prices and higher purchasing costs due to outsourcing.

Cost of sales for the Port Technology segment increased by €11.6 million, or 8.3%, to €151.3 million (77.6% of related segment sales) for the year ended September 30, 2004 from €139.7 million (76.2% of related segment sales) for the year ended September 30, 2003. This increase was primarily due to an increase in sales and higher raw material prices. In addition, the relative strength of the euro adversely impacted operating costs, partially offsetting positive effects from efficiency improvement programs.

Cost of sales for the Services segment increased by €4.3 million, or 3.0%, to €146.9 million (66.3% of related segment sales) for the year ended September 30, 2004 from €142.6 million (64.6% of related segment sales) for the year ended September 30, 2003. Costs increased despite relatively flat sales due to a change in the mix of services provided.

### *Gross profit*

As a result of the foregoing, gross profit for the group increased by €40.3 million, or 27.2%, to €188.4 million for the year ended September 30, 2004 from €148.1 million for the year ended September 30, 2003. Adjusted gross profit for the group decreased by €27.6 million, or 11.8%, to €205.8 million for the year ended September 30, 2004 from €233.4 million for the year ended September 30, 2004. Segment gross profit excludes the effects of purchase accounting and one-off effects.

Industrial Cranes gross profit decreased by €24.1 million, or 21.6%, to €87.4 million (22.2% of related segment sales) for the year ended September 30, 2004 from €111.5 million (25.4% of related segment sales) for the year ended September 30, 2003.

Port Technology gross profit, amounting to €43.6 million (22.4% of related segment sales) for the year ended September 30, 2004 as compared with €43.7 million (23.8% of related segment sales) for the year ended September 30, 2003, remained relatively unchanged.

Services gross profit decreased by €3.4 million, or 4.3%, to €74.8 million (33.8% of related segment sales) for the year ended September 30, 2004 from €78.2 million (35.4% of related segment sales) for the year ended September 30, 2003.

### *Research and development expenses*

Total research and development expenses decreased by €15.5 million, or 43.4%, to €20.2 million (2.5% of sales) for the year ended September 30, 2004 from €35.7 million (4.2% of sales) for the year ended September 30, 2003 driven by a €10.6 million amortization of research and development expenses, which had been capitalized at the time of the Acquisition as a result of the application of purchase accounting in the 2002/2003 fiscal year as well as significant costs incurred in the 2002/2003 fiscal year in connection with research and development related to Automated Stacking Cranes. Excluding the effects of purchase accounting as well as one-off effects, research and development expenses decreased by €5.0 million, or 19.9%, to €20.1 million for the year ended September 30, 2004 from €25.1 million for the year ended September 30, 2003.

In the Industrial Cranes segment, research and development expenditure for the year ended September 30, 2004 related mostly to the expansion of the DR rope hoist and DC chain hoist product families. In the Port Technology segment, Demag Cranes' research and development efforts were focused on Wide Span Gantries as well as automated products. €1.0 million of the costs incurred in connection with the development of these products were capitalized and are therefore not reflected in Demag Cranes' income statement for the year ended September 30, 2004.

***Selling, general and administrative expenses***

Selling, general and administrative expenses decreased by €6.0 million, or 3.4%, to €168.1 million (20.8% of sales) for the year ended September 30, 2004 from €174.1 million (20.6% of sales) for the year ended September 30, 2003. Excluding the effects of purchase accounting as well as one-off effects and parent company charges, selling, general and administrative expenses decreased by €7.8 million, or 4.8%, to €155.3 million for the year ended September 30, 2004 from €163.1 million for the year ended September 30, 2003.

Marketing and selling expenses accounted for 13.8% and general and administrative expenses accounted for 7.0% of sales for the year ended September 30, 2004, as compared to 15.0% and 5.6%, respectively, of sales for the year ended September 30, 2003.

The decrease in selling, general and administrative expenses primarily reflected lower marketing and selling expenses as a result of a decrease in sales. In addition, general and administrative expenses were positively impacted by lower overhead costs in the Port Technology segment, partially offset by an increase in general and administrative expenses in the Industrial Cranes and Services segments as a result of a temporary disproportionate personnel expenses related to changes in the management of the Industrial Cranes and Services segments in the 2003/2004 fiscal year.

***Other operating income (expense), net***

Other operating income increased by €0.4 million, or 6.9%, to €6.2 million for the year ended September 30, 2004 from €5.8 million for the year ended September 30, 2003. Excluding the effects of purchase accounting as well as one-off effects, other operating income decreased by €4.3 million to €2.2 million for the year ended September 30, 2004 from €6.5 million for the year ended September 30, 2003.

This increase was primarily due to net gains on the disposal of non-current assets and miscellaneous net income, partially offset by lower income from the release of accruals.

***Share of profit of associates***

Share of profit of associates increased by €0.1 million, or 14.3%, to €0.8 million for the year ended September 30, 2004 from €0.7 million for the year ended September 30, 2003.

***EBIT***

Due to the factors discussed above, EBIT for the group increased to €7.1 million for the year ended September 30, 2004 from negative EBIT of €55.2 million for the year ended September 30, 2003. Adjusted EBIT for the group decreased by €18.1 million, or 34.7%, to €34.1 million for the year ended September 30, 2004 from €52.2 million for the year ended September 30, 2003. Segment EBIT excludes the effects of purchase accounting, one-off effects and parent holding company charges.

Industrial Cranes EBIT decreased to negative EBIT of €15.9 million for the year ended September 30, 2004 from negative EBIT of €1.7 million for the year ended September 30, 2003.

Port Technology EBIT increased by €5.9 million to €15.5 million for the year ended September 30, 2004 from €9.6 million for the year ended September 30, 2003.

Services EBIT decreased by €9.9 million, or 22.3%, to €34.4 million for the year ended September 30, 2004 from €44.3 million for the year ended September 30, 2003.

***Interest and similar income (expense), net***

Interest and similar expenses increased by €24.9 million to €37.2 million for the year ended September 30, 2004 from €12.3 million for the year ended September 30, 2003, primarily reflecting unrealized currency gains of €29.5 million in the 2002/2003 fiscal year as compared with gains of €7.2 million in the 2003/2004 fiscal year. Interest expense (including the amortization of financing costs) before currency gains (losses) increased by €2.6 million, or 6.2%, to €44.3 million for the year ended September 30, 2004 from €41.7 million for the year ended September 30, 2003 as a result of slightly higher borrowing costs.

***Income tax credit (expense)***

Income tax credits decreased by €11.1 million, or 51.2%, to €10.6 million for the year ended September 30, 2004 from €21.7 million for the year ended September 30, 2003.

***Net income (loss)***

Net loss decreased by €26.4 million, or 57.5%, to €19.5 million for the year ended September 30, 2004 from €45.9 million for the year ended September 30, 2003 due to the factors discussed above.

**Liquidity and capital resource**

***Summarized Cash-Flow Statement***

| | Year ended September 30, | | | Six months ended March 31, | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | (audited) | | | (unaudited) | |
| | (€ in million) | | | | |
| *Net income (loss)* | (45.9) | (19.5) | 0.5 | (7.8) | 8.6 |
| Depreciation and amortization | 55.7 | 38.1 | 32.7 | 15.9 | 15.6 |
| Interest income (expense), net | 12.3 | 37.2 | 33.6 | 18.9 | 8.4 |
| Income taxes | (21.7) | (10.6) | 2.0 | (5.4) | 2.3 |
| *Subtotal (EBITDA)* | 0.5 | 45.2 | 68.9 | 21.8 | 34.9 |
| Change in working capital(1): | | | | | |
| Change in inventories | 78.3 | 24.9 | 1.5 | (27.9) | (21.4) |
| Change in accounts receivable (trade) | 23.8 | 15.1 | (2.5) | (3.4) | (6.4) |
| Change in accounts payable (trade) | 2.6 | 12.8 | (11.6) | (8.1) | 14.6 |
| Change in advance payments, net | 5.6 | (26.1) | 8.8 | 3.5 | (0.8) |
| Contributions to pension funds | — | (1.0) | (1.0) | (0.5) | (0.5) |
| (Gain) loss on disposal of fixed assets | (0.4) | (1.2) | (2.2) | 1.3 | 0.2 |
| Change in other assets/liabilities | (31.0) | (43.1) | (12.0) | (17.3) | (5.3) |
| *Cash flow from operations before interest and taxes* | 79.4 | 26.8 | 49.9 | (30.6) | 15.3 |
| Net interest payments | (12.6) | (16.2) | (23.3) | (12.2) | (5.7) |
| Income tax payments | (4.3) | (5.6) | (6.8) | (2.6) | (4.2) |
| *Cash flow from operating activities* | 62.6 | 4.9 | 19.8 | (45.5) | 5.3 |
| Acquisitions (purchase price plus debt) | — | (10.4) | (1.3) | (0.5) | (1.8) |
| Divestments | — | 10.8 | 0.2 | — | — |
| Capital expenditure | (25.3) | (22.2) | (22.6) | (7.6) | (13.4) |
| Disposal proceeds | 5.6 | 15.4 | 13.6 | 6.3 | 13.7 |
| *Cash flow from investing activities* | (19.7) | (6.3) | (10.0) | (1.9) | (1.6) |
| *Free cash flow before financing* | 42.9 | (1.4) | 9.8 | (47.3) | 3.7 |
| Increase (decrease) in debt | (83.1) | (12.6) | (103.7) | (62.4) | (10.2) |
| Other changes in equity | (0.3) | 3.7 | 100.1 | 100.0 | — |
| *Cash flow from financing activities* | (83.3) | (8.9) | (3.6) | 37.6 | (10.2) |
| Effect of foreign exchange rate changes in free cash flow | 3.9 | 0.7 | (0.8) | — | 1.1 |
| *Net increase (decrease) in cash and cash equivalents* | (36.5) | (9.6) | 5.5 | (9.8) | (5.4) |
| Cash and cash equivalents at the beginning of the year | 82.4 | 45.5 | 35.5 | 35.5 | 43.2 |
| Effect of foreign exchange rate changes on cash | (0.3) | (0.4) | 2.2 | 0.0 | 0.0 |
| *Cash and cash equivalents at the end of the year* | 45.5 | 35.5 | 43.2 | 25.7 | 37.8 |
| *Free cash flow before financing, interest and tax* | 59.7 | 20.4 | 39.9 | (32.5) | 13.7 |

(1) Changes in working capital and working capital items as stated in Demag Cranes' cash flow statement do not reflect changes in foreign exchange rates. Working capital and working capital items on Demag Cranes' balance sheet reflect changes in foreign exchange rates. Therefore, changes in working capital amounts reflected in the statement of cash flows do not correspond to working capital amounts which would mathematically result from changes in the working capital amounts as reflected on the balance sheet.

### *Cash flow for the six-month periods ended March 31, 2006 and 2005*

#### *Cash flow from operating activities*

Cash flow from operating activities increased to €5.3 million for the six months ended March 31, 2006 from the €45.5 million of cash used in operating activities in the six months ended March 31, 2005. Cash flows from operating activities reflect substantially higher EBITDA of €34.9 million for the six months ended March 31, 2006, compared to EBITDA of €21.8 million for the six months ended March 31, 2005, an increase of €13.1 million. In the six months ended March 31, 2006 compared to the prior year period, cash flow was primarily affected by the following items:

- An increase in net working capital of €14.0 million in the six months ended March 31, 2006, compared to an increase in net working capital of €35.9 million in the six months ended March 31, 2005, which reflects improvements in inventory management. An increase in accounts payable also had a positive impact on cash flow from operating activities, as compared to cash used in connection with the reduction of accounts payable in the prior year period. Higher sales, which lead to an overall increase in inventory as well as an overall increase in accounts payable caused by higher sales, however, had a negative impact on cash flow from operating activities.
- A net increase of €5.3 million in other assets/liabilities, primarily due to restructuring payments from accruals, in the six months ended March 31, 2006 as compared to a net increase of €17.3 million in the prior year period, mainly due to restructuring payments from accruals in the six months ended March 31, 2005.
- Net interest payments of €5.7 million in the six months ended March 31, 2006 compared to €12.2 million in the prior year period. This decrease in net interest payments was primarily due to financing costs of €6.1 million incurred in the prior year period in connection with the 2005 Credit Facility and lower interest payments as a result of lower outstanding balances.

#### *Cash flow from investing activities*

In the six months ended March 31, 2006, Demag Cranes' investing activities used net cash of €1.6 million, reflecting gross cash used in investing activities of €15.3 million (including capitalized development costs), reduced by cash received from asset disposals of €13.7 million. Cash used in the Port Technology segment mainly included investments in a new paint shop and a new drilling machine, as well as an investment of €1.0 million in TBA B.V. Cash used in the Industrial Cranes segment primarily related to investments in a manufacturing facility in China and the relocation of a Spanish manufacturing plant from facilities owned by Demag Cranes into smaller, leased premises.

In the six months ended March 31, 2005, Demag Cranes' investing activities used net cash of €1.9 million, reflecting gross cash used in investing activities of €8.1 million, reduced by cash received from asset disposals of €6.3 million. Cash used in investment activities mainly related to investments in facilities and equipment to support the expansion of the Industrial Cranes segment in foreign markets, as well as investments in manufacturing facilities for the DR rope hoist and DC chain hoist product families. In addition, Demag Cranes invested in the modernization of its production facilities in Wetter and Dusseldorf.

#### *Cash flow from financing activities*

In the six months ended March 31, 2006, Demag Cranes' financing activities used net cash of €10.2 million. Demag Cranes' financing activities were primarily devoted to the repayment of senior debt under the 2005 Credit Facility.

Demag Cranes' financing activities generated net cash of €37.6 million in the six months ended March 31, 2005. Cash was generated primarily through funds from a contribution in the amount of €100.0 million by an indirect shareholder of Demag Cranes to the capital of DCC HoldCo 3 (drei) GmbH, partially offset by funds used in connection with the repayment of the 2002 Credit Facility.

### *Cash flow for the years ended September 30, 2005, 2004 and 2003*

#### *Cash flow from operating activities*

Cash flow from operating activities increased by €14.9 million to €19.8 million for the year ended September 30, 2005 from the €4.9 million generated in the year ended September 30, 2004. Cash flows from operating activities reflect substantially higher EBITDA of €68.9 million for the year ended September 30, 2005, compared to EBITDA of €45.2 million for the year ended September 30, 2004, an increase of €23.7 million. In the 2004/2005 fiscal year compared to the 2003/2004 fiscal year, cash flow was also affected principally by the following items, which combined to partially offset the increase in EBITDA:

- An increase in net working capital of €3.8 million in the year ended September 30, 2005, which negatively affected cash flow from operations, compared to a €26.7 million decline in net working capital in the year ended September 30, 2004, which had a substantial positive effect.
- A net increase of €12.0 million in other assets/liabilities in the 2004/2005 fiscal year as compared to a net increase of €43.1 million in the 2003/2004 fiscal year, mainly due to significantly higher restructuring payments from accruals in the 2003/2004 fiscal year.
- Net interest payments of €23.3 million in the 2004/2005 fiscal year compared to €16.2 million the 2003/2004 fiscal year. The increase in net interest payments in the 2004/2005 fiscal year was primarily due to costs incurred in connection with the refinancing of the 2002 Credit Facility and payments with respect to interest previously capitalized, offset by slightly lower interest payments as a result of lower outstanding balances.

Cash flow from operating activities decreased by €57.7 million to €4.9 million for the year ended September 30, 2004 from the €62.6 million generated in the year ended September 30, 2003, notwithstanding substantially higher EBITDA of €45.2 million in the year ended September 30, 2004 compared to EBITDA of €0.5 million for the prior fiscal year. As discussed elsewhere in this offering circular, EBITDA in the 2002/2003 fiscal year was negatively affected by the effect of purchase accounting in connection with the Acquisition. The following items partially offset the effect of higher EBITDA in the fiscal year 2003/2004:

- A decrease in net working capital of €26.7 million in the 2003/2004 fiscal year compared to a decrease of €110.3 million in the 2002/2003 fiscal year. As discussed below, the decrease in net working capital in the 2003/2004 fiscal year reflects improvements in working capital management. In the 2002/2003 fiscal year, the decrease in net working capital is exaggerated by the effect of purchase accounting in connection with the Acquisition as the book value of the inventory sold in that fiscal year had been increased to reflect fair market value.
- An increase of €43.1 million in other assets/liabilities in the 2003/2004 fiscal year, compared to an increase of €31.0 million in the 2002/2003 fiscal year, mainly driven by significant restructuring payments from accruals in the 2003/2004 fiscal year.
- Net interest payments, which included debt issuance costs, of €16.2 million in the 2003/2004 fiscal year, compared to €12.6 million in the 2002/2003 fiscal year. The increase in net interest payments in the 2003/2004 fiscal year was mainly due to higher interest payable in respect of borrowings under the Mezzanine Facility.

#### *Cash flow from investing activities*

In the year ended September 30, 2005, Demag Cranes' investing activities used net cash of €10.0 million, reflecting gross cash used in investing activities of €23.8 million (including capitalized development costs), reduced by cash received from asset disposals and divestments of €13.8 million. Cash used in investment activities mainly included investments in China and in facilities and equipment to support the growth of the Industrial Cranes segment in foreign markets and in production lines for the new DR rope hoist and DC chain hoist product families. Demag Cranes also invested in the improvement of its production facilities in Wetter and Dusseldorf.

In the year ended September 30, 2004, Demag Cranes' investing activities used net cash of €6.3 million, reflecting gross cash used in investing activities of €32.6 million, reduced by cash received from asset disposals and divestments of €26.2 million. Cash used in investment activities mainly included investments made in connection with restructuring programs in the Industrial Cranes segment, including the construction of a process crane manufacturing plant in the Czech Republic. In addition, Demag Cranes invested in the modernization of equipment and other improvements at the production facilities of the Port Technology segment in Dusseldorf.

In the year ended September 30, 2003, Demag Cranes investing activities used net cash of €19.7 million, reflecting gross cash used in investing activities of €25.3 million, reduced by cash received from asset disposals and divestments of €5.6 million. Cash used in investment activities mainly related to the Industrial Cranes segment and included the implementation of rationalization measures in Germany, as well as investments in a new manufacturing plant in the Czech Republic. In addition, Demag Cranes invested in the expansion of production capacity and the modernization of the production facilities of the Port Technology segment in Dusseldorf.

***Cash flow from financing activities***

In the year ended September 30, 2005, Demag Cranes' financing activities used net cash of €3.6 million. Demag Cranes' financing activities were primarily devoted to the repayment of shareholder loans with funds from a contribution in the amount of €100.0 million by an indirect shareholder of Demag Cranes to the capital of DCC HoldCo 3 (drei) GmbH.

Demag Cranes' financing activities used net cash of €8.9 million in the year ended September 30, 2004. Cash was used primarily in connection with the repayment of debt under the 2002 Credit Facility and for the repayment in full of the Vendor Loan Note.

In the year ended September 30, 2003, Demag Cranes' financing activities used net cash of €83.3 million. Cash was used primarily for the repayment of amounts owed to affiliates of Siemens AG under cash pooling arrangements and for the repayment of other financial debt.

While Demag Cranes will be obligated to make regular interest payments under the New Credit Facility, Demag Cranes will not be obligated to repay any principal amounts borrowed under the New Credit Facility during the life of the New Credit Facility. Thus, cash flows from financing activities will mainly be affected by drawings and voluntary prepayments under the New Credit Facility. In addition, Demag Cranes expects to pay an annual dividend to its shareholders, which would correspondingly reduce cash flows from financing activities. See "*—Factors affecting Demag Cranes' costs—Financing costs*".

***Net working capital***

The following table sets forth information relating to the calculation of net working capital:

| | Year ended September 30, | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | | (audited)<br>(€ in millions) | |
| Inventories | 194.2 | 167.4 | 169.3 |
| Accounts receivable (trade) | 165.5 | 149.3 | 154.4 |
| Accounts payable (trade) | 62.7 | 74.1 | 65.2 |
| Net advances | 72.6 | 46.4 | 56.1 |
| Net working capital | 224.4 | 196.1 | 202.3 |

Net working capital as of September 30, 2005 amounted to €202.3 million (22.9% of sales), compared to €196.1 million (24.2% of sales) as of September 30, 2004, compared to €224.4 million (26.6% of sales) as of September 30, 2003.

The reduction in net working capital as a percentage of sales between the 2002/2003 and 2004/2005 fiscal years is largely attributable to improvements in working capital management. Management was able to significantly reduce inventory levels from the year ended September 30, 2003 to September 30, 2004 by shortening production cycles and delivery times, reducing the complexity of Demag Cranes' products through standardization and modularization and by implementing other measures. The improvement in net working capital as of September 30, 2004 was positively affected by an increase in accounts payable as a result of improvements in supplier management and came notwithstanding a substantial decline in advanced payments received of €26.3 million reflecting adjustments to Demag Cranes' payment policies for Port Technology products in light of the competitive environment in the 2003/2004 fiscal year. Net working capital was negatively impacted in the 2004/2005 fiscal year by the launch of new product generations in the Industrial Cranes segment, which lead to an increase in inventories since the parallel phase-out of predecessor product generations required inventories for old and new products. In addition, accounts receivable increased in the 2004/2005 fiscal year due to a number of factors whereas accounts payable decreased.

Working capital and working capital items on Demag Cranes' balance sheet reflect changes in foreign exchange rates. Working capital and working capital items as stated in Demag Cranes' cash flow statement do not reflect changes in foreign exchange rates. Therefore, balance sheet working capital does not correspond to cash flow working capital.

***Capital expenditures and investments***

Demag Cranes' capital expenditures and investments primarily relate to the installation of new production facilities, investments in machinery and equipment tooling and maintenance. Demag Cranes' investments include capital expenditures and investments in other companies. Demag Cranes did not invest in other companies in the 2003/2004 and 2002/2003 fiscal years. The following tables show Demag Cranes' capital expenditures, including an estimated breakdown by segments and geographic segments, for the years ended September 30, 2005, 2004 and 2003.

| | Year ended September 30, | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | | (audited)<br>(€ in millions) | |
| Industrial Cranes and Services[(1)] | 18.7 | 16.8 | 11.9 |
| Port Technology | 6.6 | 5.3 | 10.8 |
| **Total capital expenditures** | **25.3** | **22.2** | **22.6** |

(1) Management did not allocate capital expenditures and investments among the Industrial Cranes and Services segments. However, management believes that the vast majority of capital expenditures and investments related to the Industrial Cranes segment.

| | Year ended September 30, | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | | (€ in millions) | |
| Germany | 19.5 | 13.4 | 16.5 |
| Europe (excl. Germany) | 4.3 | 7.7 | 1.4 |
| The Americas | 0.5 | 0.5 | 1.4 |
| Other regions | 1.0 | 0.5 | 3.4 |
| **Total capital expenditures** | **25.3** | **22.2** | **22.6** |

Demag Cranes' capital expenditures of €22.6 million for the year ended September 30, 2005 increased by €0.4 million, or 1.8%, as compared with the prior year. Capital expenditures in the Industrial Cranes segment were made to support Demag Cranes' growth in foreign markets and included investments in factory equipment in China, a logistical system at Demag Cranes' facilities in Cleveland, Ohio and further investments in the production facility in the Czech Republic. In addition, Demag Cranes invested in production lines for the new DR and DC hoist product families and the optimization of manufacturing processes in Wetter, Germany in order to shorten production times. To further improve the manufacturing and sales processes in the Industrial Cranes and Services segments, Demag Cranes also invested in new distribution software and the development of SAP systems for its component plants, which Demag Cranes will roll out on a global basis. Capital expenditure in the Port Technology segment primarily related to the replacement or modernization of equipment to improve workflow at the production facilities in Dusseldorf. Key investments in the year ended September 30, 2005 included a more powerful overhead bridge crane, a new milling machine and internally developed Automated Guided Vehicle software.

Demag Cranes' capital expenditures of €22.2 million for the year ended September 30, 2004 decreased by €3.1 million, or 12.3%, as compared with the prior year. Capital expenditures in the Industrial Cranes segment accounted for the most significant portion of Demag Cranes' total capital expenditures in the year ended September 30, 2004, as Demag Cranes made important investments in connection with the implementation of restructuring measures. As part of this restructuring program, Demag Cranes invested in a process crane manufacturing plant in the Czech Republic, new product families and process improvements. In addition, Demag Cranes invested in the replacement or modernization of equipment to optimize the workflow in its manufacturing plants. Capital expenditure in the Port Technology segment primarily related to the replacement or modernization of equipment to improve workflows. Key investments included improvements to the infrastructure of the production site and internally developed software for Automated Guided Vehicles. Capital expenditure in the Services segment related to new hard- and software designed to support order processing.

Demag Cranes' capital expenditures for the year ended September 30, 2003 were €25.3 million. Capital expenditures in the Industrial Cranes and Services segments related to the optimization of production capacities and the implementation of rationalization measures in Germany. In addition, Demag Cranes invested in a new manufacturing plant in the Czech Republic. Capital expenditures in the Port Technology segment primarily related to the expansion of production capacity and the modernization of the production facility in Dusseldorf, Germany and equipment tooling.

Demag Cranes' expects that capital expenditure for the current fiscal year with respect to the Industrial Cranes and Services segments will increase significantly from previous years' levels as Demag Cranes continues to invest in the optimization of production and workflow processes in order to take advantage of growth opportunities. In Germany, these investments relate to equipment and tools for the recently launched DR rope hoist and DC chain hoist product families, a modernization of the warehouse systems in Wetter and Uslar to accelerate logistic processes, as well as IT infrastructure and IT projects. Capital expenditure to support the growth of the Industrial Cranes and Services segments mainly relate to investments in the expansion of manufacturing facilities and tools for local sourcing in China, the relocation of a Spanish manufacturing plant from facilities owned by Demag Cranes into smaller, leased premises and the installation of new assembly lines for hoists and a test stand in Brazil. Demag Cranes expects to fund the capital expenditure requirements of the Industrial Cranes and Services segments for the current fiscal year primarily from operating cash flows. Demag Cranes believes that capital expenditure in these segments will peak in the current fiscal year, and that capital expenditure in the Industrial Cranes and Services segments will be lower in the following fiscal years. Demag Cranes expects capital expenditure in the Port Technology segment, which increased in the years ended September 30, 2005 and 2004 as compared with previous years, to remain high in the current fiscal year as Demag Cranes seeks to expand production capacities and remove current production bottle-necks. Investments in the Port Technology segment will primarily relate to investments in a new horizontal drilling mill, a new paint shop, more efficient and flexible machinery, as well as to a required expansion of office space. Demag Cranes expects to fund the capital expenditure requirements of the Port Technology segment for the current fiscal year from operating cash flows.

According to its current budget, Demag Cranes expects investments in the current fiscal year to amount to approximately €34.3 million (including €33.3 million for capital expenditures), of which approximately €25.1 million relate to investments in Germany, €4.4 million relate to investments in the rest of Europe, €2.2 million relate to investments in North and South America and €2.6 million relate to investments in other regions. Of the budgeted €33.3 million for capital expenditures, approximately €13.4 million has already been invested during the first six months. Demag Cranes expects investments to return to and remain at the level of the 2004/2005 fiscal year in the immediately following fiscal years. Some of Demag Cranes' budgeted investments remain contingent on its assessment of market conditions and opportunities. Therefore, future investments may be higher or lower than currently planned.

***Capital resources***

Demag Cranes' principal source of liquidity is its operating cash flows, which are analyzed above. Demag Cranes ability to generate cash from its operations depends on its future operating performance, which is in turn dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond Demag Cranes' control, as well as the other factors discussed in the section entitled "*Risk factors*".

Demag Cranes' financing arrangements are the second most significant source of liquidity. In addition, over the periods under review, the proceeds from disposals have been a significant source of liquidity.

Although Demag Cranes believes that its expected cash flows from operations, together with available borrowings and cash on hand, will be adequate to meet its anticipated liquidity and debt service needs, Demag Cranes cannot assure you that its business will generate sufficient cash flows from operations or that future debt and equity financing will be available to it in an amount sufficient to enable it to pay its debts when due or to fund its liquidity needs. Demag Cranes may not be able to obtain debt financing in the future on satisfactory terms or at all, which would limit its ability fund future working capital, capital expenditures, investments and other corporate requirements. As Demag Cranes' has disposed of a substantial part of the businesses and assets that it considers non-essential to its operations, disposals and divestments are not expected to provide significant funds for capital expenditures and other purposes going forward.

Demag Cranes believes that it will be able to meet all of its payment obligations due within the next twelve months.

### *Changes in shareholder's equity*

Total shareholder's equity of the Group was €160.6 million as of September 30, 2005 as compared with total shareholder's equity of €65.1 million as of September 30, 2004 and total shareholder's equity of €1.9 million as of September 30, 2003. The increase in total shareholder's equity as of September 30, 2005 as compared with total shareholder's equity as of September 30, 2004 was primarily due to a contribution in the amount of €100.0 million by an indirect shareholder of Demag Cranes to the capital of DCC HoldCo 3 (drei) GmbH in the year ended September 30, 2005. The funds from this capital contribution were used to fund the repayment of a shareholder loan by a subsidiary of Demag Cranes. The increase in total shareholder's equity as of September 30, 2004 as compared with total shareholder's equity as of September 30, 2003 was due to a capital contribution of €79.4 million, primarily reflecting the waiver of a shareholder loan in the amount of €77.0 million, partially offset by a net loss of €19.5 million for the year ended September 30, 2004.

### *Financial debt*

Net financial debt (i.e., bank loans, shareholder loans and other financial debt less cash and cash equivalents and short-term financial receivables) was €174.1 million as of March 31, 2006 as compared with net financial debt of €178.3 million as of September 30, 2005, net financial debt of €286.9 million as of September 30, 2004 and net financial debt of €360.5 million as of September 30, 2003. The decrease in net financial debt as of September 30, 2005 as compared with net financial debt as of September 30, 2004 was primarily due to the equity contribution of €100.0 million described above. The decrease in net financial debt as of September 30, 2004 as compared with net financial debt as of September 30, 2003 was primarily due to the repayment in full of the Vendor Loan Note in February 2004 and the waiver of shareholder loans in the amount of €77.0 million in June 2004, partially offset by lower cash and cash equivalents as of September 30, 2004.

### *New Credit Facility*

As of the closing of the Offering Demag Cranes will enter into the new credit facility which will provide Demag Cranes and certain of its subsidiaries with access to a €325.0 million revolving credit facility, which it may use for the repayment of intercompany loans provided to companies in the Demag Cranes Group by Demag Finance S.à r.l. and Demag Mezz S.à r.l. and to refinance or counter-guarantee (in the case of outstandings under certain ancillary facilities established under the current revolving credit facility where the lenders of such ancillary facilities are not also lenders under the new facility) outstandings due by companies in the Demag Cranes Group under the 2005 Credit Facility. In addition, it is expected that the new credit facility may serve to cover the costs of the Demag Cranes' initial public offering and costs related to the refinancing described herein. Furthermore, the new credit facility can be used for working capital needs or for other general corporate purposes.

Demag Cranes expects that the New Credit Facility will require it to meet certain financial tests and that it will contain affirmative and negative covenants, including restrictions on additional indebtedness, mergers and acquisitions, asset sales and liens and pledges. The New Credit Facility will also contain certain events of default that may result in the acceleration of the debt under the New Credit Facility. The interest payable on borrowings under the New Credit Facility will be dependent upon certain conditions, meaning that Demag Cranes could have increased cash flow requirements at certain times. See "*Material contracts—Other material contractual relationships—Financing agreements*".

### *Aggregate contractual obligations*

#### *General*

The following table summarizes Demag Cranes' contractual obligations, commercial commitments and principal payment obligations as of March 31, 2006.

| | Less than one year | 1-5 years | More than 5 years | Total |
|---|---|---|---|---|
| | (€ in millions) | | | |
| Operating lease obligations | 10.6 | 22.5 | 8.0 | 41.2 |
| Finance leases | 0.2 | 1.4 | — | 1.6 |
| Inventory purchase commitments | 77.7 | — | — | 77.7 |
| Pension and similar obligations | 6.8 | 36.3 | 97.9 | 140.9 |
| **Total(1)(2)** | **95.3** | **60.1** | **106.0** | **261.5** |

(1) Excludes indebtedness under the 2002 Credit Facility and the 2005 Credit Facility. For information regarding the New Credit Facility, see "*Capitalization*".

(2) The timing of payments is based on management's best estimate of the contractual maturities of Demag Cranes' obligations. The timing of the payments may differ significantly from the actual maturity of these obligations.

#### *Pensions and similar obligations*

| | Year ended September 30, | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | | (audited) (€ in millions) | |
| Principal pension plans | 117.0 | 113.7 | 129.8 |
| Deferred compensation | 6.9 | 8.3 | 9.7 |
| Post-retirement medical plans and other obligations similar to pension plans | 1.1 | 0.2 | — |
| **Pension plans and similar obligations** | **124.9** | **122.2** | **139.4** |

Demag Cranes operates various pension schemes for the benefit of virtually all of its full-time employees in Germany. Outside of Germany, post-retirement benefits are mainly paid to employees in the United States, the United Kingdom, Switzerland and South Africa. While none of Demag Cranes' pension schemes in Germany, the United States and the United Kingdom are funded, pension schemes in Switzerland and South Africa are funded. Demag Cranes' pension schemes in the United States and the United Kingdom are defined contribution plans. Obligations arising from Demag Cranes' pension plans are based on actuarial computations incorporating assumptions, which vary from country to country, regarding discount rates, life expectancy, salary and pension trends and, in the case of funded pension obligations, projected returns on plan assets.

Deferred compensation, which is only available to non-pay scale employees, is a form of retirement pay that is financed by the employee out of his or her personal income. Based on an agreement between Demag Cranes and the respective employee, part of the employee's compensation is not paid to the employee as earned, but retained by Demag Cranes to be paid at a later date. The total amount of deferred compensation is established based on actuarial calculations taking into account the amount of compensation deferred, the age of the employee at the time of deferral, an annual interest rate as applied for pensions and discounts for prior death and invalidity.

Pension expenses comprise service costs, reflected in cost of sales, selling, general and administrative expenses or research and development, as applicable, and interest and other costs, reflected in interest and similar income (expense). Actuarial gains and losses are recorded in the statement of recognized income and expense (SORIE) as change in equity.

The distribution of the costs relating to pensions is as follows:

| | Year ended September 30, | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | | (audited) (€ in millions) | |
| Service cost | 2.6 | 2.5 | 2.0 |
| Interest cost | 7.1 | 6.5 | 6.8 |
| Other (gains) losses[1] | 0.7 | (0.5) | (0.5) |
| Pension costs reflected in the income statement | 10.4 | 8.5 | 8.4 |
| Actuarial (gains) losses | 1.5 | (2.3) | 8.7 |
| **Total costs** | **11.9** | **6.2** | **17.1** |

(1) Includes expected returns on plan assets.

A discussion of Demag Cranes' pension and similar obligations is included in note 28 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005 included in the "*Financial statements*" section in this Offering Circular.

**Off-balance sheet items and other contingent liabilities**

Contingent liabilities consist mainly of credit guarantees in respect of Demag Cranes' financing arrangements and other guarantees and warranties, which include "buy-back arrangements" with customers of certain products of the Port Technology segment. Pursuant to such buy-back arrangements, which generally provide for terms of one to five years, Demag Cranes is obligated to repurchase products from customers. There are two categories of buy-back arrangements: Buy-back arrangements relating to sales of products to leasing companies and buy-back arrangements with end-customers. The majority of the buy-back arrangements relate to sales of products to leasing companies. Under such buy-back arrangements, repurchase obligations are generally triggered if the end-user defaults on lease payments, if the end-user does not wish to purchase the product from the leasing company or if the end-user does not extend the lease for the product at the end of the term of the lease. Under some buy-back arrangements, Demag Cranes is also obligated to indemnify the leasing company for losses incurred due to a default by the end-user in respect of lease payments. During the last ten years, there were only two cases in which Demag Cranes was required to repurchase a mobile harbor crane from a leasing company. Buy-back arrangements with end-customers usually provide such customers with the right to require Demag Cranes to repurchase the product. No end-customer has ever required Demag Cranes to re-purchase a mobile harbor crane pursuant to a buy-back arrangement. As of March 31, 2006 contingent liabilities with respect to buy-back arrangements with leasing companies and end-customers amounted to €44.6 million, compared to €41.9 million as of September 30, 2005, €41.2 million as of September 30, 2004 and €33.5 million as of September 30, 2003.

A discussion of contingent liabilities, including the amount of such liabilities is included in note 35 to Demag Cranes' Combined Financial Statements for the year ended September 2005 included in the "*Financial statements*" section in this offering circular. The total amount of contingent liabilities as of March 31, 2006 amounted to €87.7 million, compared to €81.2 million as of September 30, 2005, compared to €57.1 million as of September 30, 2004, compared to €46.3 million as of September 30, 2003.

Demag Cranes is also involved, from time to time, in lawsuits, claims, investigations and proceedings, including patent, environmental, human resources, workplace health and safety, and commercial matters that arise in the ordinary course of business. There are no such matters pending that Demag Cranes expects to be material in relation to its business activities, consolidated financial position, results of operations or cash flows.

**Affiliate transactions**

A description of certain transactions involving Demag Cranes and certain of its affiliates, including its shareholders, is set out in this offering circular under "*Business transactions and legal relationships with related parties*", as well as note 36 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005 included in the "*Financial statements*" section in this Offering Circular.

In addition, while the Group was part of the Siemens group, it entered into significant transactions with other members of that group, including profit and loss transfer arrangements, inter-company loans, participation in cash pooling arrangements, and financial and legal services. These transactions were terminated as a result of the Acquisition. Furthermore, while the Group was affiliated with Demag Holding S.à r.l., it entered into transactions with Demag Holding S.à r.l. and its affiliates, including inter-company loans, participation in cash pooling arrangements, and financial, legal, management and other services. These transactions, with a few exceptions, were, or will be, terminated immediately prior to, or after, this offering of shares.

**Qualitative and quantitative disclosures about market risk**

***Currency risk***

Demag Cranes' reporting currency is the euro. Because Demag Cranes operates its business in various markets throughout Europe, the Americas, Asia and elsewhere, it conducts, and will continue to conduct, transactions in currencies other than the euro, particularly the U.S. dollar. As a result, Demag Cranes is vulnerable to foreign exchange rate fluctuations because:

- it incurs the majority of its manufacturing costs in euro and generates a substantial portion of its revenues in other currencies, particularly the U.S. dollar; therefore, a strengthening of the euro relative to such other currencies in which it receives revenues could negatively impact its operating results and cash flows; and
- certain of its assets, liabilities, revenues and expenses are denominated in various currencies other than the euro; as a result, its operating results are affected by currency exchange rate fluctuations.

Demag Cranes aims to limit its exposure to currency risk by natural hedges, such as fixing the prices of its products and services upon order and invoicing its customers in euro where possible, by purchasing its supplies from local suppliers and by producing and assembling certain of its products in the countries in which it operates. In addition, it enters into foreign exchange forward contracts on a regular basis. See "*—Other factors affecting Demag Cranes' results—Exchange rate fluctuations*".

***Commodity price risk***

Demag Cranes is exposed to commodity price risks through its dependence on various raw materials, in particular steel. Demag Cranes seeks to minimize these risks by pooling its demands to benefit from economies of scale and by using differentiated sourcing strategies. In addition, it seeks to manage its exposure to volatile raw material prices by entering into agreements with its customers that allow it to pass on increases in raw material prices, subject to certain limits. Demag Cranes currently does not utilize any derivative financial instruments to manage any residual exposure to fluctuations in commodity prices.

***Interest rate risk***

Demag Cranes' exposure to market risk for changes in interest rates relates primarily to its debt obligations. Demag Cranes has cash flow exposure on the New Credit Facility due to the variable EURIBOR pricing. In the past, Demag Cranes entered into interest swap agreements to manage fluctuations in cash flows resulting from interest rate risk relating to debt obligations. Management has yet to decide as to whether it will enter into interest rate swap agreements or similar arrangements in respect of any of Demag Cranes' obligations under the New Credit Facility.

### Credit risk

Credit risk reflects the risk that Demag Cranes' customers might not fulfill all or part of their contractual obligations. Demag Cranes attempts to limit its credit risk by entering into contracts with credit-worthy customers, establishing such creditworthiness based on credit reviews and employing debtor management measures. Based on these reviews and measures, Demag Cranes obtains export guarantees and other forms of insurance where available and when it deems so appropriate. In addition, Demag Cranes establishes allowances for doubtful accounts based upon factors such as the estimated credit risk of specific customers, historic trends and other information.

### Impact of inflation

In general, Demag Cranes' costs are affected by inflation. Demag Cranes attempts to restrict increases in its costs below the rate of inflation through productivity improvements and capital expenditure. However, general inflation affects costs for Demag Cranes' competitors and itself.

### Critical accounting policies

Demag Cranes prepares its financial statements under IFRS, which requires its management to apply accounting methods and policies that are based on complex or subjective judgments and estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

Summarized below are Demag Cranes' accounting policies under IFRS that require the more subjective judgments of its management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results reported in the consolidated financial statements. For more information, see note 2 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005 included in the "*Financial statements*" section in this offering circular.

#### *Purchase accounting*

Demag Cranes accounted for the Acquisition using the purchase accounting method under IFRS. In applying purchase accounting for the Acquisition, Demag Cranes was required to allocate the purchase price to the assets and liabilities that were acquired based on estimated fair values. The determination of the fair values required Demag Cranes to make a number of estimates including, but not limited to, the estimated lives of the acquired tangible and intangible assets. The principal impacts of purchase accounting were as follows:

- Tangible assets: Demag Cranes attributed fair market values to the tangible assets it acquired, principally land and buildings, plant and equipment.
- Inventory: Demag Cranes increased the value of items of inventory in respect of which it had received firm commitments, treating a portion of the profit associated with these orders as having been realized prior to the Acquisition.

Demag Cranes capitalized as an intangible asset the goodwill, equal to the excess of the purchase price paid for the shares over the fair value of the assets less the liabilities acquired.

#### *Revenue recognition*

Revenue is recognized for product sales when the risks and rewards of ownership are transferred to the customer. In recording revenue, Demag Cranes' management makes judgments on when this occurs, based on the facts and circumstances of the relevant sale.

For sales of Industrial cranes, the risks and rewards of ownership typically pass to the customers when the goods are shipped. However, Demag Cranes sells certain cranes in respect of which the installation at the customer's location is integral to the functionality of the product or where, under the contractually agreed terms, the risks and rewards of ownership do not pass to the customer until acceptance. In the case of these cranes, Demag Cranes' recognizes revenue when the equipment has been installed at the customer location and/or after the customer has accepted delivery following inspection of the equipment.

For the Port Technology products "harbor cranes" and "Automated Guided Vehicles" (AGVs), the risk and rewards of ownership are judged to pass to the customer when the equipment is loaded at the port of shipment. For sales of certain more complex products, where sales sometimes involve the sale of software, the risks and rewards of ownership are considered to pass to the customer upon final acceptance of the equipment, after testing the equipment and hence revenue is recognized at this point. In the case of multi-component-contracts for Industrial cranes, the recognition of sales from goods sold and services rendered are separated.

Revenue from services is recognized either after the service is rendered or over the life of the service contract.

Revenue from the sale of spare parts is recognized upon delivery.

Certain sales of Port Technology cranes involve Demag Cranes providing a guarantee of the residual value of the crane (buy-back guarantees). In recognizing revenue management makes an assessment of whether the provision of such a guarantee means that the risks and rewards of ownership have passed to the customer or not. Such judgments involve estimates of the value of the crane at certain points in the future and also an assessment of the likelihood that the guarantee will be taken up. Management makes estimates of the value of the crane based on its historical experience and knowledge of the selling price of such cranes, and bases its assessment of likelihood of take-up based on the difference between the estimated value of the crane and the value guaranteed and historical experience of the take-up of such guarantees.

Certain sales of Demag Cranes Port Technology products involve leasing companies. Under certain arrangements, Demag Cranes sells products to a leasing company, leases the products back and sub-leases them to the end-user. Demag Cranes accounts for the lease-back as a finance lease and the sub-lease to the end-user as a finance lease, based on a judgment whether the relevant conditions for lease accounting are fulfilled. Where Demag Cranes recognizes the lease to the end-user as a finance lease receivable, it records the revenue from sale and lease-back periodically over the lease term instead of recording a sale at the time of delivery.

Under other such arrangements, cranes are sold to leasing companies who enter into lease agreements with end-users. Under certain conditions, Demag Cranes is obligated to repurchase the product from the leasing company at the end of the lease period or to reimburse the leasing company for economic losses incurred through a default by the end-user. In recognizing revenue, management makes judgments about such arrangements depending upon the terms of the underlying lease agreement. If Demag Cranes retains substantial risks of ownership in the leased product, the related assets and financial liabilities are included in the balance sheet and sales and gross profits are recognized over the lease term. If substantial risks of ownership are not retained, revenue is recognized in full upon shipment or delivery, consistent with normal sales.

***Reserves for costs and warranties***

When Demag Cranes recognizes revenue on sale of its products, management makes estimates of future costs to be incurred, for example costs related to assembling the crane in cases where Demag Cranes is responsible for this. In doing so, management makes estimates based on the nature of the expense still to be incurred applying its past experience. Where actual costs differ from management's estimates, the difference is either a reduction to or an increase in cost of sales.

At the time Demag Cranes recognizes revenue, management estimates the future cost of warranty claims. Management makes these estimates based on historical experience of the level of warranty claims for individual types of product. Where actual experience causes Demag Cranes to revise its estimates, Demag Cranes records the differences in cost of sales.

***Valuation of used cranes***

In the Port Technology business, the sale of a new crane sometimes involves Demag Cranes taking a used crane in part-exchange. Management estimates the value of the used crane at the time it is acquired and records the crane inventory, and bases its estimate on its knowledge of the selling prices of such cranes. Any subsequent adjustment to the value is recorded in cost of sales.

### *Development costs*

In accordance with the IFRS requirements, Demag Cranes capitalizes development costs if the product or process is technically and commercially feasible and if it is considered probable that the product or process will generate future economic benefits. In determining whether to capitalize development costs, management makes estimates of the future costs to be incurred in the development the project and the future revenue and costs of the product concerned.

### *Valuation of intangible fixed assets and property, plant and equipment*

Demag Cranes assesses intangible fixed assets and property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value may be above the realizable market value in the long-run or otherwise as required by accounting standards. Factors that would indicate potential impairment include the following:

- significant under-performance relative to expected historical or projected future operating results;
- significant changes in the use of its assets or the change in business strategy;
- significant changes in technology and regulatory equipments; and
- significant negative industry or economic trends.

Recoverability of assets is measured under IFRS by a comparison of the carrying amount of an asset to the amount recoverable in the market, calculated as the higher of the net selling price or the discounted future net cash flows expected to result from the use of the asset and its eventual disposition.

If the assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the net realizable value of the assets and is recorded as a charge to operating income. The most significant estimates made in determining discounted future net cash flows include the selection of the appropriate discount rates, residual asset values, Demag Cranes' estimated long-term growth rates and the number of years on which to base the cash flow projections. While Demag Cranes believes that its assumptions are reasonable, such estimated amounts could differ materially from what will actually occur in the future.

### *Inventories*

Inventories are valued at the lower of cost or net realizable value, cost being generally determined using average prices or market value. Costs consist of purchased component costs and manufacturing costs, which are comprised of direct material and labor costs and applicable indirect costs. Demag Cranes records such indirect costs on an estimated basis and make an adjustment for over/under absorption at the end of each period, or earlier if considered necessary. Such estimate of costs is based on Demag Cranes budgeted costs for the period. Demag Cranes provides for allowances for slow moving or obsolete stock, based on expectations of future usage of such products.

### *Provision for pensions and other commitments*

Demag Cranes provides for pensions and other post-retirement benefit obligations based on actuarial valuations which have been computed using the projected unit credit method in accordance with IAS 19. The actuarial valuations are based on a number of assumptions including the discount rate, the expected long-term rate of return on plan assets and inflation rates. The assumptions are based on current market conditions, historical information and actuarial data. These assumptions are reviewed annually. While management believes the assumptions it used are reasonable based on available information, these assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter lives of participants. These differences may result in a significant impact on the amount of Demag Cranes' future pension expense.

Demag Cranes recognizes the service cost element of pensions expense in cost of sales or in expenses, the interest element of the pensions charge in interest expense in the income statement. Actuarial gains and losses are recognized as they occur in SORIE, as part of shareholders' equity.

***Restructuring and similar provisions including warranty provisions***

Restructuring and similar provisions are made where Demag Cranes has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. In determining such provisions, management estimates such future expenses and the probability that an outflow of economic benefits will occur. Management makes such assessments based on its historical experience of such costs and based on facts and circumstances known at the time.

Such provisions are adjusted as further information becomes available or as circumstances change. Where, with the passage of time, it becomes clear that the full amount of a provision is not required, for example in the case of provisions for specific warranty issues, where Demag Cranes finds a more cost-effective means of resolving the issue, then Demag Cranes releases the surplus element of the provision to the income statement.

***Deferred tax***

Deferred tax arises due to differences between the inclusion of income and expenses in the financial statements and their effect on underlying tax calculations. The main factors affecting deferred tax are differences between the accounting and tax treatment of depreciation on fixed assets, provisions, and tax losses carried forward. Where the effect of such timing differences is to create a deferred tax asset, this is only recognized in the accounts to the extent that it is probable that future taxable profit will be available against which the temporary differences can be offset and is measured at the tax rates that are expected to apply when the asset is realized.

Demag Cranes is subject to income taxes mainly in Brazil, Switzerland, South Africa and Italy. Significant judgment is required in evaluating Demag Cranes' tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Demag Cranes establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. These reserves are established when, despite Demag Cranes' belief that its tax return positions are fully supportable, it believes that certain positions are likely to be challenged and may not be sustained on review by tax authorities. Demag Cranes adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Significant management judgment is required in determining whether deferred tax assets will be realized in full or in part. When it is probable that all or some portion of specific deferred tax assets such as tax losses carried forward will not be realized (see "*Risk factors—Risks related to Demag Cranes' business activities—Under certain conditions, Demag Cranes AG may forfeit the future usability of its tax loss carry-forwards, either in whole or in part, and a valuation adjustments reducing the deferred tax asset could be required in the Group's consolidated balance sheet*"), a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realizable. Realization is based on Demag Cranes' ability to generate sufficient future taxable income. Accordingly, Demag Cranes believes that there is a requirement for valuation allowances in certain countries. Income taxes will continue to be recorded for various jurisdictions subject to the need for valuation allowances in those jurisdictions.

Demag Cranes' future principal tax rates could be adversely affected by earnings being lower than anticipated in countries where it has lower statutory rates and higher than anticipated in countries where it has higher statutory rates, by changes in the valuation of its deferred tax assets or liabilities, or by changes in tax laws or interpretations thereof. In addition, Demag Cranes is subject to the continuous examination of its income tax returns by tax authorities. Demag Cranes regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes.

### Summary of certain differences between IFRS and U.S. GAAP

Demag Cranes' prepares its Combined Financial Statements in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs in certain respects from U.S. General Accepted Accounting Principles ("U.S. GAAP"). The following is a summary of certain differences between IFRS and U.S. GAAP. This summary is not intended to provide a comprehensive list of all such differences specifically related to Demag Cranes or the industry in which it operates.

Demag Cranes has not prepared financial statements in accordance with U.S. GAAP or prepared a reconciliation of its financial statements to U.S. GAAP, and, accordingly, there can be no assurance that the differences described below would, in fact, be the accounting principles creating the greatest differences between Demag Cranes' financial statements under IFRS and under U.S. GAAP. In addition, Demag Cranes cannot estimate the net effect that applying U.S. GAAP would have on its results of operations, or financial position, or any component thereof, in any of the presentations of financial information in this offering circular. However, the effect of such differences may be material, and in particular, it may be that total shareholders' equity, and net income (loss) prepared on the basis of U.S. GAAP would be materially different due to these and other differences.

The following paragraphs summarize certain differences between Demag Cranes' significant accounting policies as applied under IFRS and U.S. GAAP as of September 30, 2005 having regard to authoritative pronouncements the adoption of which was mandatory as of that date. Other standards or pronouncements may have been issued whose adoption is only mandatory after that date. In addition, the organizations determining IFRS and U.S. GAAP have ongoing projects that could have a significant impact on future comparisons such as this. In addition, no attempt has been made to identify differences between IFRS and U.S. GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

U.S. GAAP is generally more restrictive and comprehensive than IFRS regarding the recognition and measurement of transactions, account classifications and disclosure requirements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in Demag Cranes' financial statements or the notes thereto.

#### *Basis of consolidation*

Under IFRS, an entity should consolidate all entities that are controlled by it. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Control is presumed to exist when the company owns, directly or indirectly, more than half of the voting power of an enterprise unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control. Control is also deemed to exist when a company that owns less than half of the voting power of an enterprise has the following:

- the power over greater than half of the voting rights by virtue of an agreement with other investors;
- the power to govern the financial and operating policies of the enterprise under a statute or an agreement;
- the power to appoint or remove the majority of the members of the board of directors or equivalent governing body; or
- the power to cast the majority of votes at meetings of the board of directors or equivalent governing body.

Further, IAS 27 (revised) "Consolidated and Separate Financial Statements" requires the consolidation of special purpose entities (SPEs) where the substance of the relationship indicates that an entity controls the SPE.

Under U.S. GAAP, the first step in assessing the requirement for consolidation, is to consider whether an entity is a variable interest entity ("VIE"). If the entity is a VIE, it should be consolidated by a company if that company absorbs a majority of the VIE's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the VIE. If an entity is not a VIE, the consolidation model is generally based on majority voting rights.

***Business combinations – impairment of goodwill***

Under IFRS and U.S. GAAP goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment. There are differences in the method by which impairment is tested between IFRS and U.S. GAAP.

Under IFRS, goodwill arising in a business combination is allocated to a cash generating unit. These are defined under IFRS as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The carrying amount of a cash generating unit including the attributable goodwill is compared to the recoverable amount, which is defined as the higher of the fair value less costs of disposal and the value in use. The latter is measured as the present value of the future cash flows expected to be derived from the asset.

Under U.S. GAAP, the goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. A reporting unit is an operating segment or one level below an operating segment. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any, by determining the implied fair value of goodwill and comparing that to the amount of goodwill allocated to individual reporting unit. The implicit fair value of goodwill is determined by allocating the estimated fair value of the reporting unit via a hypothetical purchase price allocation.

Both IFRS and U.S. GAAP prohibit the reversal of an impairment loss of goodwill.

***Business combinations – purchased in-process R&D***

Under IFRS 3, purchased in-process R&D can be recognized as an acquired finite-lived intangible asset (and therefore amortized), or as part of goodwill to the extent that it is not separately measurable.

Under U.S. GAAP, purchased in-process R&D should be identified as part of the purchase price allocation, but should then be immediately expensed, unless the R&D project has future use.

***Business combinations – subsequent recognition of deferred tax asset***

Under IFRS, deferred taxes are recognized for the difference between the fair values allocated and the tax bases of the assets and liabilities. When an acquirer did not recognize a deferred tax asset of the acquiree as an identifiable asset at the date of a business combination and the deferred tax asset is subsequently recognized in the acquirer's consolidated financial statements, the resulting deferred tax income is recognized in the income statement and the acquirer adjusts the carrying amount of the goodwill to the amounts that would have been recorded if the deferred tax asset had been recognized as an identifiable asset at the date of the business combination and recognizes the reduction in the net carrying amount of the goodwill as expense. This however does not create negative goodwill nor does it increase the carrying amount of negative goodwill.

Under U.S. GAAP, deferred taxes are recognized for the difference between the fair values allocated and the tax bases of the assets and liabilities. Any deferred tax assets, for which a valuation allowance is established at the date of acquisition, are recorded as a decrease in goodwill when the benefit is first recognized. Any remaining credit is first used to reduce the carrying value of other intangible assets to zero, and the excess is credited to net profit or loss.

***Research and development costs***

Under IFRS, research costs are expensed as incurred. An intangible asset arising from development (or from the development phase of an internal project) must be recognized as an intangible asset if an enterprise can demonstrate the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- its intention to complete the intangible asset and use or sell it;

- its ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- its ability to reliably measure the expenditure attributable to the intangible asset during its development.

In all other circumstances, development costs are expensed as incurred.

Under U.S. GAAP, research and development costs are expensed as incurred. Under U.S. GAAP, costs incurred in the development of software for internal use should be capitalized once both of the following have occurred:

- the preliminary project stage is completed.
- management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project and it is probable that the project will be completed and the software will be used to perform the function intended.

Under U.S. GAAP, computer software costs incurred during the preliminary project stage should be expensed as incurred. Internal and external costs incurred to develop internal-use computer software during the development stage should be capitalized.

The capitalized costs of computer software developed or obtained for internal use should be amortized on a straight-line basis unless another systematic and rational basis is more representative of the software's use.

***Impairment of long-lived assets other than goodwill***

IFRS requires a review of all assets for indication that an asset may be impaired at each balance sheet date. If there is an indication that an asset may be impaired, the recoverable amount is calculated to determine the impairment loss, if any. The recoverable amounts of the following types of intangible assets are required to be measured annually whether or not there is any indication that it may be impaired:

- an intangible asset with an indefinite useful life;
- an intangible asset not yet available for use; and
- goodwill acquired in a business combination.

Under IFRS, the recoverable amount is the higher of fair value less costs to sell and value in use. The latter is measured as the present value of the future cash flows expected to be derived from the asset. Recoverable amount is determined for each individual asset, if possible. If it is not possible to determine the recoverable amount for an individual asset, recoverable amount is determined for the asset's cash-generating unit. If the carrying amount of the unit exceeds the recoverable amount of the unit, an impairment loss exists and is allocated to reduce the carrying amount of the assets of the unit in the following order: (i) first, reduce the carrying amount of any goodwill allocated to the cash generating unit; and (ii) then, reduce the carrying amounts of the other assets of the unit on a pro rata basis.

Under IFRS, impairment losses can be reversed if the circumstances which led to the original impairment no longer exist. The increase in the carrying amount due to reversal should not be more than what the depreciated historical cost would have been if the impairment had not been recognized.

IFRS permits the reversal of an impairment loss recognized in prior periods if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. In this case, subject to certain restrictions, the carrying amount of the asset shall be increased to its recoverable amount.

Under U.S. GAAP, a review of a potential impairment of long term assets held for use is required when events or changes of circumstances indicated a potential impairment. The sum of the expected future cash flows, undiscounted and without interest, related to the long term asset being measured, is compared to the carrying value of the respective asset. Estimates of future cash flows used to test the recoverability of a long-lived asset group should include only the future cash flows that are directly associated with and are expected to arise as a direct result of the use and eventual disposition of that asset group.

If the carrying amount of the asset exceeds this value, an impairment loss exists and a write-down to fair value is necessary. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. If these are not available, fair value should be determined using other valuation techniques, such as discounted cash flows. Impairment losses may not be reversed.

***Inventories***

Under IFRS, inventories are generally stated at the lower of cost and net realizable value ("NRV"). NRV is the actual or estimated selling price less all further costs to completion and all costs to be incurred in marketing, selling and distributing. Recording inventory using an NRV greater than cost is permitted only in certain circumstances. Accounting for inventory using the "last in, first out" ("LIFO") method is prohibited. Reversals of write-downs are required if certain criteria are met.

Under U.S. GAAP, inventories are carried at the lower of cost and market value. Market value is the current replacement cost subject to an upper limit of net realizable value and a lower limit of net realizable value less a normal profit margin. LIFO is permitted. Reversals of write-downs are prohibited.

***Revaluations of fixed assets***

Under IFRS, revaluation of groups of fixed assets to reflect an increase or decrease of fair value is permitted in accordance with specified criteria. Certain revaluation losses are reported in the profit and loss account while some losses are presented as changes in equity.

U.S. GAAP does not permit the upward revaluation of fixed assets.

***Partial retirement obligations***

Accounting for partial retirement obligations (*Altersteilzeitverpflichtungen*) under IFRS is different from the approach under U.S. GAAP. The major differences are to be found in the treatment of top-up amounts (*Aufstockungsbeträge*) and termination gratuities under the so-called block model.

Under IFRS, in addition to the contracts already signed, the top-up amounts resulting from impending contracts (vested entitlements) must also be recognized. Further, the obligation arising from top-up benefits or from termination gratuities are to be recognized in their full amount at the time the obligation arises. An obligation is recognized in respect of employees who have actually signed agreements to enter into partial retirement and also those who may reasonably be expected to do so.

Under U.S. GAAP, the obligation is recognized on a pro rata basis over the remaining work life of the employees concerned. An obligation is recognized only in respect of employees who have signed agreements to enter into partial retirement.

***Revenue recognition***

***General***

Under IFRS, revenue is measured at the fair value of the consideration receivable in an exchange of items dissimilar in nature and value. Revenue from the sale of goods is recognized when the following criteria have been met:

- the seller has transferred to the buyer the significant risks and rewards of ownership;

- the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the seller; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

U.S. GAAP has detailed guidance relating to aspects of revenue recognition in general and in particular industries. The SEC Staff has issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") as amended by SAB 104. Under SAB 101 revenue is recognized when the following four criteria are all met:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the sales price to the buyer is fixed or determinable; and
- collectability is reasonably assured.

***Multiple element contracts***

IFRS does not provide detailed guidance for multiple-element arrangements. The recognition criteria are usually applied to the separately identifiable components of a transaction in order to reflect the substance of the transaction. However, they are applied to two or more transactions together when they are linked in such a way that the whole commercial effect cannot be understood without reference to the series of transactions as a whole.

Under U.S. GAAP, the criteria outlined in EITF 00-21 "Revenue Arrangements with Multiple Deliverables" are applied. A multiple deliverables arrangement generally involves the delivery or performance of multiple products and/or services at different points in time or over different periods of time. The principles that should be applied are as follows:

- In revenue arrangements with multiple deliverables, the delivered elements should be considered separate units of accounting if (i) the delivered items have value to the customer on a standalone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered items and (iii) if the arrangement includes a general right of return relative to the undelivered item, delivery or performance of the undelivered items is considered probable and substantially in control of the vendor.
- Arrangement consideration should be allocated among the separate units of accounting as follows. If there is objective and reliable evidence of fair value for all units of accounting, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair value. Where there is objective and reliable evidence of the fair value of undelivered items in an arrangement but no such evidence for the delivered items, the residual method should instead be used under which the amount of arrangement consideration allocated to the delivered items equals the total arrangement consideration less the fair value of the undelivered elements. However, the amount allocable to a delivered item is limited to the amount that is not contingent upon delivery of additional items or meeting other specified performance conditions.
- Applicable revenue recognition criteria should be considered separately for separate units of accounting.

***Buy-back obligations***

Under IFRS, sales that provide for buy-back obligations may be recognized at the time of sale, providing that risks and rewards of ownership have been transferred to the customer. IFRS requires this to be identified by reference to the level of the guarantee, relative to the expected value of the asset for the period of the guarantee and taking into account the likelihood that the guarantee will be taken up.

U.S. GAAP provides detailed guidance on revenue recognition in such circumstances and prohibits the recognition of revenue in respect of any transactions where the residual value guarantee amounts to more than 10% of the value of the asset, irrespective of the probability of whether the guarantee will be taken up.

***Derivative instruments and hedge accounting***

Under both IFRS and U.S. GAAP, all derivative instruments are required to be recorded in the balance sheet as an asset or liability measured at fair value and changes in fair value are required to be recognized currently in earnings, unless specific hedge accounting criteria are met. However, there are differences in the definition of a derivative. There are also differences in the criteria that must be met under IFRS and U.S. GAAP for hedge accounting to be applied. There are also differences in how the changes in fair value are recorded in specific instances.

***Capitalization of borrowing costs***

Under IFRS, entities have an accounting policy choice to either expense or capitalize (as part of the cost of the asset) borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset.

Under IFRS, exchange differences arising from foreign currency borrowings may be included and capitalized as borrowing costs to the extent that they are regarded as an adjustment to interest costs. Furthermore, any income on the temporary investment of funds borrowed for the construction of an asset reduces the borrowing costs eligible for capitalization.

Under U.S. GAAP, for assets that are constructed or otherwise produced for an enterprise's own use, U.S. GAAP requires the interest cost incurred during that period as a result of expenditures for the asset to be capitalized as a part of the historical cost of acquiring the asset.

U.S. GAAP does not permit the capitalization of foreign exchange gains or losses related to construction or development projects. Income on the temporary investment of funds borrowed would generally not reduce the borrowing costs eligible for capitalization.

***Lease classification***

Under IFRS, a lease is classified as a finance lease if substantially all the risks and rewards of ownership of the leased asset lie with the lessee. IFRS contains several classification criteria; if any one of these is met, the asset is classified as a finance lease:

- The lease transfers ownership of the leased assets to the lessee at the end of the lease term;
- The lease contains a bargain purchase or a renewal option;
- The lease term is for the major part of the economic useful life of the leased asset;
- The present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased assets;
- The leased asset is of such a specialized nature that only the lessee can use it without major modifications.

In addition, there are further indicators that could result in the lease agreement being classified as a finance lease:

- The lease agreement contains a bargain renewal element;
- If the lessee cancels the lease, the lessee is obliged to reimburse the lessor for any losses on the leased assets;
- Gains and losses in the fair value of the residual property accrue to the lessee.

Under IFRS, lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Under U.S. GAAP, if any one of the following four criteria applies to a lease agreement, then the lease must be classified as a capital lease by the lessee:

- The lease transfers ownership of the leased assets to the lessee at the end of the lease term;
- The lease contains a bargain purchase option;
- The lease term is greater than or equal to 75% of the economic useful life of the leased asset;
- The present value of the minimum lease payments is greater than or equal to 90% of the fair value of the leased asset.

***Provisions and contingencies***

Under IFRS, a provision is to be recognized when all three of the following conditions are met:

- an enterprise has a present obligation (legal or constructive) as a result of a past event;
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no provision should be recognized.

Under IFRS, the amount recognized as a provision should be the best estimate of the expenditure required to settle the present obligation at the balance sheet date. Where the provision being measured involves a large population of items, the obligation is estimated by weighting all possible outcomes by their associated probabilities (expected value method). Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of the range is used. Where the effect of the time value of money is material, the amount of a provision should be the present value of the expenditures expected to be required to settle the obligation.

Under U.S. GAAP, provisions for contingencies are similarly recorded when it is probable that a liability has been incurred and the amount of the provision can be reliably estimated. The FASB Interpretation FIN 14, "Reasonable Estimation of the Amount of a Loss" requires that if any outcome within the range is more likely, then that outcome should be accrued. If no amount within the range is a better estimate than any other, then the minimum amount should be accrued. Discounting of provisions is only allowed if the amount and the timing of payments are fixed or reliably determinable.

Additionally, U.S. GAAP includes more specific guidance relating to the recognition of provisions in certain specific situations, as follows:

***Provisions – restructuring costs***

SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred provided the general requirements for liabilities are fulfilled. It also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Under SFAS 146, fair value is the objective for initial measurement of the liability and provisions for other costs are only recorded when they meet the general requirements for liabilities. In respect to other exit costs, liabilities are recognized when they are incurred, which is normally when the goods or services associated with the activity are received.

***Provisions – post-employment benefits***

SFAS 112, "Employers' Accounting for Post-employment Benefits" requires post-employment benefits that would not have otherwise been available to employees concerned under any of the entity's pre-existing plans, or the occurrence of a specific event that causes employees' services to be terminated involuntary, be accounted for as follows:

- by the service approach when (i) the employees' right to receive the benefits are attributable to services already rendered; (ii) the employees' rights either vest or accumulate; (iii) payment is probable; and (iv) the expected cost can be reasonably estimated; or
- by the event approach when (i) information is available prior to issuance of financial statements indicates that it is probable that a liability has been incurred at the balance sheet date; and (ii) the cost of benefit can be reasonably estimated.

***Defined benefit pension schemes***

Under IFRS, any employee benefit plan that is not a defined contribution plan is a defined benefit plan, however under U.S. GAAP, defined benefit plans are defined as being plans that define the amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service, or compensation.

***Past service costs***

IFRS requires that past service costs be recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits have already vested immediately following the introduction of, or changes to, a defined benefit plan, an enterprise should recognize past service cost immediately.

Under U.S. GAAP, prior service costs are generally recognized during the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

***Recognition of actuarial gains and losses directly in equity***

Under IFRS, subsequent to the revision of IAS 19 in December 2004, actuarial gains and losses may be recognized in full (at the option of the entity), when they arise directly in equity. Entities also have the option of applying the 10% corridor approach.

U.S. GAAP does not have a choice in this area, and does not permit the recognition of actuarial gains and losses in full as and when they occur in equity.

***Limitation on recognizing pension assets***

Under IFRS, Pension assets may not be recognized in excess of the net total unrecognized past service cost, actuarial losses and the present value of the benefits available from refunds or reductions to future contributions to the plans. There is no limitation on the amounts of pension assets that may be recognized under U.S. GAAP.

***Minimum liability recognition***

Under U.S. GAAP, a minimum pension liability must be recorded for the amount by which a plan is under funded (ignoring projected future salary increases). There is no such requirement under IFRS.

***Curtailments***

Under IFRS, curtailment gains or losses of benefit plans are recognized when the entity is demonstrably committed and a curtailment has been announced. The curtailment gain or loss is measured as:

- the change in the present value of the defined benefit obligations;
- any resulting change in the fair value of the plan assets; and
- a pro rata share of any related actuarial gains and losses, unrecognized transition amounts and any past service cost that has not been recognized.

Under U.S. GAAP, curtailment gains are not recognized until the employees have been terminated, or the plan has been suspended, which may be at a later date than under IFRS. The measurement of the curtailment gain or loss is not affected by any unrecognized actuarial gains or losses or any unrecognized transition amounts.

***Multi-employer pension plans***

Under IFRS, multi-employer pension plans that meet the criteria for a defined benefit plan should be accounted for as defined benefit plans. Under U.S. GAAP, these are treated as defined contribution plans.

***Deferred taxes***

Under IFRS, deferred tax liabilities are recorded on all taxable temporary differences, with the following exceptions:

- goodwill for which amortization is not deductible for tax purposes;
- the initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit; and
- undistributed profits from investments where the entity is able to control the timing of the reversal of the difference and it is probable that the reversal will not occur in the foreseeable future.

Under IFRS, a deferred tax asset is recognized for deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax asset arises from initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect the accounting or the taxable profit.

*The concept of "probable" used in IFRS is not explicitly defined and is therefore subject to* interpretation.

Under U.S. GAAP, all deferred tax liabilities and assets resulting from temporary differences in financial and tax reporting are recognized together with deferred tax assets relating to tax losses carried forward subject to certain limited exemptions which include unremitted earnings of overseas subsidiaries that are essentially "permanent." Deferred tax assets are reduced by a valuation allowance if it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized.

Unlike under IFRS, U.S. GAAP does not permit any exemption for the initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit.

Under IFRS, deferred taxes must be presented as non-current items in the balance sheet, however, under U.S. GAAP, the classification of deferred taxes on the balance sheet is split between current and non-current components, depending on the classification of the underlying asset or liability.

Under IFRS, the tax effect of items recognized directly in equity during the current period must also be allocated directly to equity. Any resulting change to the deferred tax assets or liabilities relating to these items in equity must also be recognized in equity.

Under U.S. GAAP, any subsequent changes to the deferred tax assets or liabilities relating to the items recognized in equity are required to be recognized in the current year income.

***Guarantees***

Under IFRS, a provision is recorded for guarantees when management believes that it is probable that an outflow of resources will be required to settle the guarantee.

Under U.S. GAAP, certain guarantees issued or modified after December 31, 2002 have to be recorded at inception in accordance with their fair value. Additional provisions are also recorded in accordance with SFAS 5 "Accounting for Contingencies" when management believes that it is probable that an outflow of resources will be required to settle the guarantee.

*Cash flows*

Under IFRS, the cash flow statement is based on changes in cash, which represents cash in hand and deposits repayable on demand, and cash equivalents, which are short-term highly liquid investments, less overdrafts repayable on demand which form an integral part of an enterprise's cash management. Interest paid and received may be classified as an operating, investing or financing activity.

Under U.S. GAAP, the cash flow statement is based on changes in cash and cash equivalents, which are short-term highly liquid investments. Changes in overdrafts are excluded as these represent financing flows. Interest paid and received must be classified as an operating activity.

**Discussion and analysis of the results of operations and financial condition of DCC HoldCo 3 (drei) GmbH**

*Except where expressly indicated otherwise, the following discussion of DCC HoldCo 3 (drei) GmbH's results of operations is based on a comparison of DCC HoldCo 3 (drei) GmbH's consolidated financial statements for the years ended September 30, 2005, 2004 and 2003.*

DCC HoldCo 3 (drei) GmbH's operations comprise the operations of Demag Cranes' Industrial Cranes and Services segments. The application of purchase accounting under IFRS has had a material effect on the operating results of DCC HoldCo 3 (drei) GmbH since the Acquisition. Among other things, the application of purchase accounting substantially increased cost of sales in the 2002/2003 fiscal year and resulted in higher depreciation and amortization in the periods subsequent to the Acquisition. In addition to the effects of the application of purchase accounting in connection with the Acquisition, the consolidated financial statements of DCC HoldCo 3 (drei) GmbH also reflect restructuring and consulting expenses primarily related to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other effects or costs which management believes are not normally recurring or not in the normal course of business, even though some of these items have resulted in costs and expenses in more than one period.

The table below presents the effects of purchase accounting, one-off effects and holding charges on EBIT for the years ended September 30, 2005, 2004 and 2003.

| | Year ended September 30, | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | | (audited) (€ in millions) | |
| EBIT | (46.8) | (7.2) | 17.8 |
| Effects from purchase accounting on inventory | 43.2 | — | — |
| Effects from purchase accounting on depreciation and amortization | 31.4 | 16.0 | 11.5 |
| One-off effects | 13.6 | 8.4 | 13.1 |
| **EBIT before purchase accounting and one-off effects** | **41.3** | **17.2** | **42.4** |
| Adjustments for parent company charges | 1.3 | 1.3 | 1.2 |
| **Adjusted EBIT** | **42.6** | **18.6** | **43.6** |

***Comparison of the year ended September 30, 2005 to the year ended September 30, 2004***

***Sales***

Sales increased by €39.4 million, or 6.3%, to €660.2 million for the year ended September 30, 2005 from €620.8 million for the year ended September 30, 2004. Excluding sales generated by sold or abandoned businesses, sales would have increased by 7.7% from the 2003/2004 fiscal year to the 2004/2005 fiscal year. In the 2003/2004 fiscal year, sold or abandoned businesses generated sales of €12.1 million, and in the 2004/2005 fiscal year, sold or abandoned businesses generated sales of €4.5 million. Higher sales were driven mainly by an increase in standard crane and chain hoist sales. Sales were also helped by higher sales volumes as well as a recovery in price levels. This increase reflects both what management believes is the beginning of a cyclical rebound in

Western Europe and a continued recovery in the United States as well as strong demand from emerging markets, such as Brazil and countries in Asia, in particular China, as well as higher demand from the Commonwealth of Independent States and Eastern Europe. In addition, this increase was attributable to higher spare parts sales resulting from higher demand from customers that delayed investments in the replacement of machinery and spare parts in the year ended September 30, 2004, and, to a lesser degree, to greater demand for refurbishment business and field service business. DCC HoldCo 3 (drei) GmbH was also able to capture more services business with respect to cranes that were produced by third parties. Strategically significant growth in sales of services was achieved in Brazil and the United States.

***Cost of sales***

Cost of sales increased by €7.9 million, or 1.7%, to €483.3 million (73.2% of sales) for the year ended September 30, 2005 from €475.4 million (76.6% of sales) for the year ended September 30, 2004, which reflected an increase in sales and higher raw material costs. This increase was partially offset by a decline in personnel costs due to headcount reductions and the implementation of personnel reduction and cost savings initiatives, such as the relocation of production capacity to a new, cost-efficient plant for the production of process cranes in the Czech Republic and the implementation of the restructuring bargaining agreement with the IG Metall union in Germany. However, cost of sales expressed as a percentage of sales decreased in the 2004/2005 fiscal year compared with the 2003/2004 fiscal year.

***Gross profit***

As a result of the forgoing, gross profit for the group increased by €31.5 million, or 21.7%, to €176.9 million for the year ended September 30, 2005 from €145.4 million for the year ended September 30, 2004.

***Research and development expense***

Research and development expenses decreased by €1.2 million, or 8.6%, to €12.8 million for the year ended September 30, 2005 from €14.0 million for the year ended September 30, 2004, which was primarily due to the completion of substantial parts of the development program for the DR rope hoist and DC chain hoist product families.

***Selling, general and administrative expenses***

Selling, general and administrative expenses increased by €16.4 million, or 11.3%, to €161.9 million (24.5% of sales) for the year ended September 30, 2005 from €145.5 million (23.4% of sales) for the year ended September 30, 2004. This increase was primarily due to higher restructuring and consulting expenses as well as costs incurred in connection with the continued international expansion of the business, offsetting cost savings. In addition, this increase was due to higher marketing and selling expenses reflecting marketing and sales efforts related to new products and the increase in sales for the year ended September 30, 2005. Personnel cost savings due to a reduction in administration headcount partially offset increases in general and administrative expenses.

***Other operating income (expense), net***

Other operating income increased by €8.7 million to €14.9 million for the year ended September 30, 2005 from €6.2 million for the year ended September 30, 2004. This increase primarily reflects income from the release of accruals for anniversary bonuses and partial retirement obligations (*Altersteilzeitverpflichtungen*) and the reversal of impairment charges, partially offset by lower net miscellaneous operating income. The release of the accruals reflect reductions in headcount and the implementation of the restructuring bargaining agreement.

***Share of profit of associates***

Share of profit of associates, which relate to DCC HoldCo 3 (drei) GmbH's share in the profits of MHE Demag (S) Pte. Ltd., a 50% joint venture with Jebsen & Jessen (SEA) in Singapore, decreased by €0.1 million, or 12.5%, to €0.7 million for the year ended September 30, 2005 from €0.8 million for the year ended September 30, 2004.

***EBIT***

Due to the factors discussed above, EBIT increased to €17.8 million for the year ended September 30, 2005 from negative EBIT of €7.2 million for the year ended September 30, 2004. Adjusted EBIT increased to €43.6 million for the year ended September 30, 2005 from €18.6 million for the year ended September 30, 2004. Excluding only the effects of purchase accounting, EBIT increased to €29.3 million for the year ended September 30, 2005 from €8.8 million for the year ended September 30, 2004.

***Interest and similar income (expense), net***

Interest and similar expenses decreased by €5.9 million, or 20.0%, to €23.6 million for the year ended September 30, 2005 from €29.5 million for the year ended September 30, 2004, primarily reflecting lower debt service requirements as a result of lower outstanding balances following the repayment of the Vendor Loan Note and shareholder loans and a further reduction of senior debt in the year ended September 30, 2004.

***Income tax credit (expense)***

Income tax credits decreased to €2.0 million for the year ended September 30, 2005 from €14.2 million for the year ended September 30, 2004 as a result of lower net losses for the year ended September 30, 2005.

***Net income (loss)***

Net loss decreased by €18.8 million, or 83.6%, to €3.7 million for the year ended September 30, 2005 from a net loss of €22.5 million for the year ended September 30, 2004 due to the factors discussed above.

***Comparison of the year ended September 30, 2004 to the year ended September 30, 2003***

**Sales**

Sales decreased by €45.9 million, or 6.9%, to €620.8 million for the year ended September 30, 2004 from €666.7 million for the year ended September 30, 2003. Excluding sales generated by sold or abandoned businesses, sales would have decreased by 3.1% from the 2002/2003 fiscal year to the 2003/2004 fiscal year. In the 2002/2003 fiscal year, sold or abandoned businesses generated sales of €38.4 million, and in the 2003/2004 fiscal year, sold or abandoned businesses generated sales of €12.1 million. The 2003/2004 fiscal year was characterized by an increased focus on the restructuring of the Industrial Cranes segment; sales growth was considered less important. This decrease was furthermore the result of price decreases and a decline in units sold, which occurred across all products, but were particularly significant with regard to standard cranes. This development was primarily due to lower customer demand as a result of the general economic situation and increased competition in Western Europe. Delays in the production and shipment of products resulted from start-up problems related to outsourcing activities and had a negative impact on sales. The decline in sales also reflected the adverse impact on U.S. dollar-denominated sales from the depreciation of the U.S. dollar against the euro. Stronger services sales were also offset by the adverse impacts of the weakening U.S. dollar on U.S. dollar-denominated sales.

***Cost of sales***

Cost of sales decreased by €70.1 million, or 12.9%, to €475.4 million (76.6% of sales) for the year ended September 30, 2004 from €545.5 million (81.8% of sales) for the year ended September 30, 2003, which was mainly due to the effect of purchase accounting which affected cost of sales in the 2002/2003 fiscal year. The decline in cost of sales was also due to lower sales and cost savings and efficiency measures implemented in connection with restructuring programs, which more than offset increases in raw material prices and higher purchasing costs due to outsourcing.

### Gross profit

As a result of the forgoing, gross profit for the group increased by €24.2 million, or 20.0%, to €145.4 million for the year ended September 30, 2004 from €121.2 million for the year ended September 30, 2003.

### Research and development expense

Research and development expenses decreased by €12.7 million, or 47.6%, to €14.0 million for the year ended September 30, 2004 from €26.7 million for the year ended September 30, 2003 driven by depreciation expense of €10.6 million related to development costs that had been activated at the time of the Acquisition due to purchase accounting. Research and development expenditure for the year ended September 30, 2004 related mostly to the expansion of the DR rope hoist and DC chain hoist product families.

### Selling, general and administrative expenses

Selling, general and administrative expenses decreased by €2.6 million, or 1.8%, to €145.5 million (23.4% of sales) the year ended September 30, 2004 from €148.1 million (22.2% of sales) for the year ended September 30, 2003. This decrease primarily reflected lower marketing and selling expenses as a result of a decrease in sales, partially offset by an increase in general and administrative expenses as a result of temporary doubling of personnel expenses related to changes in the management of Demag Cranes & Components GmbH in the 2003/2004 fiscal year.

### Other operating income (expense), net

Other operating income remained stable, i.e., other operating income amounted to €6.2 million for the year ended September 30, 2004 compared with €6.1 million for the year ended September 30, 2003.

### Share of profit of associates

Share of profit of associates increased by €0.1 million, or 14.3%, to €0.8 million for the year ended September 30, 2004 from €0.7 million for the year ended September 30, 2003.

### EBIT

Due to the factors discussed above, EBIT increased to negative EBIT of €7.2 million for the year ended September 30, 2004 from negative EBIT of €46.8 million for the year ended September 30, 2003. Adjusted EBIT decreased to €18.6 million for the year ended September 30, 2004 from €42.6 million for the year ended September 30, 2003. Excluding only the effects of purchase accounting, EBIT decreased to €8.8 million for the year ended September 30, 2004 from €27.7 million for the year ended September 30, 2003.

### Interest and similar income (expense), net

Interest and similar expense increased by €19.2 million to €29.5 million for the year ended September 30, 2004 from €10.3 million for the year ended September 30, 2003, primarily reflecting unrealized currency gains of €25.0 million in the 2002/2003 fiscal year as compared with currency gains of €6.0 million in the 2003/2004 fiscal year.

### Income tax credit (expense)

Income tax credits amounted to €14.2 million for the year ended September 30, 2004, compared to income tax credits of €18.1 million for the year ended September 30, 2003 as a result of lower net losses for the year ended September 30, 2004.

### Net income (loss)

Net loss decreased by €16.6 million, or 42.5%, to €22.5 million for the year ended September 30, 2004 from a net loss of €39.1 million for the year ended September 30, 2003 due to the factors discussed above.

## Discussion and analysis of the results of operations and financial condition of Gottwald HoldCo 3 (drei) GmbH

*Except where expressly indicated otherwise, the following discussion of Gottwald HoldCo 3 (drei) GmbH's results of operations is based on a comparison of Gottwald HoldCo 3 (drei) GmbH's consolidated financial statements for the years ended September 30, 2005, 2004 and 2003.*

Gottwald HoldCo 3 (drei) GmbH's operations comprise the operations of Demag Cranes' Port Technology segment. The application of purchase accounting under IFRS has had a material effect on the operating results of Gottwald HoldCo 3 (drei) GmbH since the Acquisition. Among other things, the application of purchase accounting increased cost of sales in the 2002/2003 fiscal year and resulted in higher depreciation and amortization in the periods subsequent to the Acquisition. In addition to the effects of the application of purchase accounting in connection with the Acquisition, the consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH also reflect certain other effects or costs which management believes are not normally recurring or not in the normal course of business, even though some of these items have resulted in costs and expenses in more than one period.

The table below presents the effects of purchase accounting, one-off effects and parent company charges on EBIT for the years ended September 30, 2005, 2004 and 2003.

| | Year ended September 30, | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | | (audited) (€ in millions) | |
| EBIT | (8.4) | 14.3 | 18.3 |
| Effects from purchase accounting on inventory | 16.4 | (0.5) | — |
| Effects from purchase accounting on depreciation and amortization | 0.4 | 0.4 | 0.3 |
| One-off effects | 0.8 | 1.0 | 1.4 |
| **EBIT before purchase accounting and one-off effects** | **9.2** | **15.2** | **20.0** |
| Adjustments for parent company charges | 0.4 | 0.4 | 0.3 |
| **Adjusted EBIT** | **9.6** | **15.5** | **20.4** |

### *Comparison of the year ended September 30, 2005 to the year ended September 30, 2004*

#### *Sales*

Sales increased by €42.2 million, or 21.7%, to €237.1 million for the year ended September 30, 2005 from €194.9 million for the year ended September 30, 2004, which is primarily a result of strong mobile harbor crane sales due to increased customer demand in response to sustained higher container shipping volumes and an increase in sales of successful new products. In addition, sales of automated products increased by 93.6% from the 2003/2004 fiscal year to the 2004/2005 fiscal year, as 45 Automated Guided Vehicles and six Wide Span Gantries were sold in the year ended September 30, 2005, compared to ten Automated Guided Vehicles and four Wide Span Gantries in the year ended September 30, 2004. This increase was partially offset by increasing price competition in certain markets, the adverse impact on U.S. dollar-denominated sales from the depreciation of the U.S. dollar against the euro and a different mix of the products sold. Comparing the year ended September 30, 2005 with the prior year, sales increased in Europe, Asia, the Americas and the Middle East.

#### *Cost of sales*

Cost of sales increased by €34.6 million, or 22.8%, to €186.5 million (78.7% of sales) for the year ended September 30, 2005 from €151.9 million (77.9% of sales) for the year ended September 30, 2004. This increase in cost of sales is mainly due to higher sales, an increase in steel prices and significantly higher freight costs, which had a particularly negative impact on cost of sales sold due to relatively higher sales to distant regions. In addition, Gottwald HoldCo 3 (drei) GmbH incurred costs related to the production of prototypes and pre-series of the Generation 5 mobile harbor cranes, E-Automated Guided Vehicles and Automated Stacking Cranes. Lower inventory costs offset a minor portion of these increases in cost of sales.

***Gross profit***

As a result of the forgoing, gross profit for the group increased by €7.6 million, or 17.7%, to €50.6 million for the year ended September 30, 2005 from €43.0 million for the year ended September 30, 2004.

***Research and development expense***

Research and development expenses decreased by €1.9 million, or 30.6%, to €4.3 million for the year ended September 30, 2005 from €6.2 million for the year ended September 30, 2004, which was primarily due to the capitalization of €4.6 million of development costs in fiscal year 2004/2005, partially offset by development costs related to higher than expected orders for prototypes of Generation 5 mobile harbor cranes, E-Automated Guided Vehicles and pontoon-mounted harbor cranes. Major research and development projects in the year ended September 30, 2005 included the development of the Generation 5 mobile harbor cranes, pontoon-mounted harbor cranes and the development of hybrid engines for E-Automated Guided Vehicles.

A significant portion of the development expenditures is not reflected in the income statement for the year ended September 30, 2005, as €4.6 million of such costs were capitalized.

***Selling, general and administrative expenses***

Selling, general and administrative expenses increased by €6.0 million, or 26.5%, to €28.6 million (12.1% of sales) for the year ended September 30, 2005 from €22.6 million (11.6% of sales) for the year ended September 30, 2004. This increase was primarily due to higher marketing and selling expenses reflecting marketing and sales efforts related to new products, the increase in sales for the year ended September 30, 2005 and an increase in commission expenses as a result of an increase in the proportion of sales made through sales agents. The need to form dedicated project teams for two projects won the year ended September 30, 2005 also contributed to the increase in costs.

***Other operating income (expense), net***

Other operating income increased to €0.6 million for the year ended September 30, 2005 from €0.0 million for the year ended September 30, 2004.

***EBIT***

Due to the factors discussed above, EBIT increased by €4.0 million, or 28.0%, to €18.3 million for the year ended September 30, 2005 from €14.3 million for the year ended September 30, 2004. Adjusted EBIT increased to €20.4 million for the year ended September 30, 2005 from €15.5 million for the year ended September 30, 2004. Excluding only the effects of purchase accounting, EBIT increased to €18.6 million for the year ended September 30, 2005 from €14.2 million for the year ended September 30, 2004.

***Interest and similar income (expense), net***

Interest and similar expenses increased by €2.4 million, or 31.6%, to €10.0 million for the year ended September 30, 2005 from €7.6 million for the year ended September 30, 2004.

***Income tax credit (expense)***

Income tax expense increased by €0.5 million, or 13.9%, to €4.1 million for the year ended September 30, 2005 from €3.6 million for the year ended September 30, 2004 as a result of higher income for the year ended September 30, 2005.

### *Net income (loss)*

Net income increased by €1.2 million, or 40.0%, to €4.2 million for the year ended September 30, 2005 from €3.0 million for the year ended September 30, 2003 due to the factors discussed above.

## *Comparison of the year ended September 30, 2004 to the year ended September 30, 2003*

### *Sales*

Sales increased by €11.5 million, or 6.3%, to €194.9 million for the year ended September 30, 2004 from €183.4 million for the year ended September 30, 2003. This increase reflected the first significant sales of the automated products, which more than compensated for declining demand for non-automated products, in particular mobile harbor cranes, in light of a slower than expected recovery in the industry in the 2003/2004 fiscal year as customers delayed investments as a result of, among other factors, the strong euro. Strong demand for refurbishment services also contributed to this increase in sales in the 2003/2004 fiscal year.

### *Cost of sales*

Cost of sales decreased by €4.7 million, or 3.0%, to €151.9 million (77.9% of sales) for the year ended September 30, 2004 from €156.6 million (85.4% of sales) for the year ended September 30, 2003. This decrease in cost of sales is primarily due to the effects of purchase accounting on cost of sales in the 2002/2003 fiscal year.

### *Gross profit*

As a result of the forgoing, gross profit for the group increased by €16.1 million, or 59.9%, to €43.0 million for the year ended September 30, 2004 from €26.9 million for the year ended September 30, 2003.

### *Research and development expense*

Research and development expenses decreased by €2.8 million, or 31.1%, to €6.2 million for the year ended September 30, 2004 from €9.0 million for the year ended September 30, 2003. Depreciation expense incurred in the 2002/2003 fiscal year as a result of purchase accounting contributed to this decrease. €1.0 million of development costs were capitalized in the year ended September 30, 2004 and therefore not reflected in the income statement, whereas no development costs (€0.0 million) were capitalized in the year ended September 30, 2003.

### *Selling, general and administrative expenses*

Selling, general and administrative expenses decreased by €3.4 million, or 13.1%, to €22.6 million (11.6% of sales) the year ended September 30, 2004 from €26.0 million (14.2% of sales) for the year ended September 30, 2003. This decrease primarily reflected lower marketing and selling expenses as a result of a decrease in sales of mobile harbor cranes. In addition, general and administrative expenses were positively impacted by lower overhead costs.

### *Other operating income (expense), net*

Other operating income was €0.0 million for the year ended September 30, 2004 compared with other operating expenses of €0.2 million for the year ended September 30, 2003.

### *EBIT*

Due to the factors discussed above, EBIT increased to €14.3 million for the year ended September 30, 2004 from negative EBIT of €8.4 million for the year ended September 30, 2003. Adjusted EBIT increased to €15.5 million for the year ended September 30, 2004 from €9.6 million for the year ended September 30, 2003. Excluding only the effects of purchase accounting, EBIT increased to €14.2 million for the year ended September 30, 2004 from €8.4 million for the year ended September 30, 2003.

### *Interest and similar income (expense), net*

Interest and similar expense increased by €5.7 million, or 300.0%, to €7.6 million for the year ended September 30, 2004 from €1.9 million for the year ended September 30, 2003, primarily reflecting unrealized currency gains of €4.5 million in the year ended September 30, 2003 as compared with unrealized currency gains of €1.1 million in the year ended September 30, 2004.

### *Income tax credit (expense)*

Income tax expenses were €3.6 million for the year ended September 30, 2004, compared to income tax credits of €3.6 million for the year ended September 30, 2003 as a result of income generated in the year ended September 30, 2004 as compared with a loss in the prior year period.

### *Net income (loss)*

Net income increased to €3.0 million for the year ended September 30, 2004 from a net loss of €6.8 million for the year ended September 30, 2003 due to the factors discussed above.

## Discussion and analysis of DCC HoldCo 3 (drei) GmbH's German GAAP unconsolidated financial statements

*Except where expressly indicated otherwise, the following discussion of DCC HoldCo 3 (drei) GmbH's results of operations is based on DCC HoldCo 3 (drei) GmbH's unconsolidated financial statements for the year ended September 30, 2005.*

In the year ended September 30, 2005, general administrative expenses amounted to €0.3 million, interest and similar income, comprising interest earned on inter-company loans, amounted to €2.6 million, assumption of loss related to existing profit and loss pooling agreements amounted to €59.8 million, and interest and similar expense amounted to €0.5 million. As a result, net loss for the year ended September 30, 2005 was €58.0 million.

In the 2004/2005 fiscal year, capital reserves increased to €218.9 million, primarily reflecting a contribution of €100.0 million by an indirect shareholder to the capital of DCC HoldCo 3 (drei) GmbH. The full proceeds from this capital contribution were on-loaned to DCC HoldCo 5 (fünf) GmbH, a subsidiary of DCC Holdco 3 (drei) GmbH. As of September 30, 2005, DCC HoldCo 3 (drei) GmbH's claim, including interest, against DCC HoldCo 5 (fünf) GmbH, reduced by other intra-group claims, has been reflected in the amount of €70.4 million on DCC HoldCo 3 (drei) GmbH's balance sheet.

## BUSINESS ACTIVITIES

Demag Cranes is one of the world's leading providers of industrial cranes, crane components, harbor cranes and port automation technology. Services, in particular maintenance and refurbishment services, are another core element of its business activities. The Group operates through three segments: Industrial Cranes, Port Technology and Services. Statements with regard to the market position of Demag Cranes' Industrial Cranes and Port Technology segments are based on in-house market research, sales figures or reference lists published by competitors, as well as on publications of market research institutions or trade publications. (See "*General Information—Note concerning sources of market information, currency figures and technical terms*".)

With "Demag" and "Gottwald" Demag Cranes has strong brands and is, in the Company's opinion, one of the global market leaders by virtue of its innovation and technology leadership, its excellent product and service quality and its close and long-term customer relationships. The Group manufactures in 16 countries on five continents and operates one of the most extensive global distribution and services networks in the industry, with a presence in more than 60 countries, which provides it with access to customers in over 100 countries.

The Group sees its core expertise in the development and construction of technologically advanced cranes and hoists, as well as automated transport and logistic systems in ports, the manufacture of high-quality components, and the provision of services for these products. Demag Cranes' products are distinguished by their high quality in terms of safety, reliability, longevity and precision while offering low cost maintenance over their entire lifespan. Product development and production are carried out on a modularized and standardized basis, offering individual solutions with short delivery times. Through the increasing involvement of crane manufacturing partners in the Industrial Cranes segment, the Group achieves broad geographical coverage in less industrialized regions and a high level of operating flexibility in order to specifically react to demand fluctuations. Moreover, through the co-operation with outsourcing partners, the Company is able to concentrate on the development, construction and manufacture of technologically advanced components.

Demag Cranes has been manufacturing cranes and hoists for more than a century. The business operations of the current Group are the result of a combination of Demag Cranes & Components GmbH (Industrial Cranes and Services segment) and Gottwald Port Technology GmbH (Port Technology segment). Since 2002, both have been owned indirectly by Demag Holding S.á r.l., in which private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. hold an 81% interest, and Siemens AG holds a 19% interest. In recent years, Demag Cranes' strategy has been designed to build a foundation for profitable growth in the future. This has been achieved principally through significant internationalization of its business, the successful development and market introduction of new products, and the implementation of extensive programs to increase efficiency. In fiscal year 2004/2005, the Group generated total sales of €881.6 million and an adjusted EBITDA of €84.9 million (Combined Financial Statements per September 30, 2005) with 5,520 employees (per September 30, 2005).

***Industrial Cranes (46.5% of total sales in fiscal year 2004/2005).*** In the Industrial Cranes segment, Demag Cranes provides solutions for material flow, logistics requirements and drive applications with a comprehensive range of products and services for industrial plants of all sizes. With its Industrial Cranes products, the Group primarily services the premium segment, which is characterized by higher requirements in terms of quality, safety and capability. Demag Cranes manufactures high-quality components such as rope hoists, chain hoists, travel units and motors, as well as complete cranes. The latter are divided into cranes that are configured individually from standardized modules for industrial infrastructure applications, and process cranes that are used in the customer's specific production processes. In addition, the Industrial Cranes segment offers the KBK crane construction kit, which is primarily used in industries that have changing needs in terms of their manufacturing setup (e.g. automobile industry). Due to its flexible configuration of standardized components, the KBK crane construction kit can be modified at any time. According to the study "Determination of DCC's Market Position" prepared by Impuls Management Consulting in 2006 and commissioned by the Company (the "Impuls-Study"), Demag Cranes has the world's largest installed base in the industry with more than 650,000 electrical cranes and hoists for industrial applications. Furthermore, Demag Cranes believes that it is one of the world's two leading industrial crane providers. In the Industrial Cranes segment, Demag Cranes operates three component plants in Wetter (Germany), Sao Paulo (Brazil) and Shanghai (China), as well as 22 crane plants in industrialized regions around the world. In less industrialized regions, Demag Cranes achieves broad geographical coverage and operational flexibility through co-operation with crane manufacturing partners, who are supplied with Demag Cranes components. In fiscal year 2004/2005, the Industrial Cranes segment generated sales of €409.9 million.

***Port Technology (26.9% of total sales in fiscal year 2004/2005).*** In the Port Technology segment, Demag Cranes offers selected products and services to provide solutions for material flow and logistics requirements in ports and terminals. The product portfolio ranges from mobile harbor cranes for loading and unloading goods of all kinds onto and from ships to automation solutions for container transport and storage with Automated Guided Vehicles and Automated Stacking Cranes, including related navigation and control software. In addition, the Company offers planning and consulting services for port operators and special simulation and emulation software. According to data gathered by World Cargo News (World Cargo News 2003-2006) and market research conducted by the Company, Demag Cranes is the global market leader for mobile harbor cranes based on units sold with an average market share of approximately 44% for the four-year period from 2002-2005. Based on its own reference lists and those compiled by competitors, the Company also believes that it has the world's largest installed base of mobile harbor cranes. Demag Cranes believes it is one of the world's leading providers of port automation technologies, a sub-segment which the Group has developed in recent years. The Port Technology segment has its own service business, which provides assembly and maintenance services. Port Technology's manufacturing site is located in Dusseldorf. In fiscal year 2004/2005, the Port Technology segment generated sales of €237.1 million.

***Services (26.6% of total sales in fiscal year 2004/2005).*** The Services segment provides high margin services for the maintenance and refurbishment of products from the Industrial Cranes segment. In most industrialized countries, there are statutory provisions that require regular inspection and maintenance of cranes and hoists. This results in a regular need for maintenance and repair services. In addition, the requirements in terms of safety and reliability are increasing, which requires upgrading of installed systems. Refurbishment services offered by the Company allow customers to adapt to new manufacturing processes or to amended safety regulations. The product range also covers the sale of spare parts and full service contracts. The services are primarily provided for the Group's own industrial crane products, but increasingly also for third-party products. At present, service contracts are in place for approximately 150,000 cranes and hoists, of which 84,000 are Demag products. One third of the service contracts concluded by Demag Cranes are long-term contracts with a term of more than three years. In its own opinion, the Group has one of the most extensive networks in this market segment, with more than 220 service locations, including partners, worldwide. In fiscal year 2004/2005, the Services segment generated sales of €234.6 million.

In fiscal year 2004/2005, Demag Cranes generated 20.6% of sales in Germany, 41.7% in European countries outside Germany, 17.6% in North and South America, 12.6% in Asia and 7.3% in other countries.

The Company is active in three markets.

- ***Industrial cranes market:*** The industrial cranes market comprises, above all, cranes and hoists installed in customers' manufacturing facilities, where they are used to move loads. Demand for industrial cranes is dependent, in particular, on overall economic and industrial growth, as companies expand their capacity and replace older systems during growth periods. While the industrial cranes market was characterized in 2003, and in Western Europe also in 2004, by a drop in demand in the context of the generally difficult economic environment and hence by increased competition, market conditions have since improved. The Company believes that this trend is based on a cyclical upswing in capital goods markets, on a related increase in investments in industrialized countries, and on a strong demand for capital goods to expand capacity in emerging markets, which are benefiting from increasing domestic demand and exports as well as the relocation of manufacturing capacities from western industrialized countries.

- ***Port technology market:*** Demag Cranes offers certain products for the port logistics market. This market comprises products for port logistics, primarily stationary and mobile harbor cranes, products for container transport and container storage, and specialized software. Based on an expected increase in global and regional trade volume, the Company believes that this market will enjoy significant growth over the next five years. Drewry Shipping Consultants expects global container traffic to increase at an average annual rate of 9.3% through 2010, and port operators to significantly expand and upgrade their systems in coming years. Demag Cranes expects that the forecasted increase in trade volume and the resulting capacity bottlenecks – which already exist today to some extent and will tighten in the future, particularly in major terminals – will require expansion and equipment replacement capital expenditures by port operators. In addition, the Company expects further expansion of smaller feeder ports. The market for automation solutions in the port sector is growing particularly strongly, as port operators are increasingly attempting to reduce the throughput time required for container and goods handling and to optimize capacity utilization. In addition, the increasing size of container vessels is causing terminal operators to invest in more effective and cost-efficient cargo handling technologies.

- ***Services market:*** The services market in which Demag Cranes is active primarily includes maintenance and spare parts sales for industrial cranes, and is therefore less dependent on investment behavior and the economic cycle. Going forward, Demag Cranes expects an increasing demand for services. In the services sector, the Company believes that customers are increasingly outsourcing the maintenance and repair of cranes and hoists to external service providers such as Demag Cranes rather than managing these tasks internally. As a result, the addressable market for services available to external service providers is growing. The range of standardized refurbishment sets, spare part sets and additional services such as surveying, enhances the attractiveness for customers to increasingly use these externally provided services. Moreover, on the basis of Company information, the increasing age of the systems installed in industrialized countries is expected to result in a greater need for maintenance services. Growth in the services market is also driven by the continued growth in the base of installed equipment.

**Competitive strengths**

The Company believes that Demag Cranes is characterized by the following competitive strengths:

***Leading position in attractive markets.*** Demag Cranes is one of the leading providers in attractive markets that offer further long-term growth potential. The Company believes that the Group is one of the world's two leading manufacturers of cranes and hoists for industrial applications. In addition, according to information collected by World Cargo News (World Cargo News 2003-2006) as well as market research conducted by the Company, Demag Cranes is the global market leader for mobile harbor cranes based on units sold with an average market share of approximately 44% for the four-year period from 2002 to 2005. The Group believes that it is particularly well positioned in the segments for high-quality, technologically sophisticated products, where competitive differentiation is based not only on price, but also on product reliability, technical innovation, services, short delivery times, as well as global delivery capabilities.

The Group maintains a global distribution and service network reaching more than 100 countries. Demag Cranes believes that this results in a significant competitive advantage, as it enables the establishment of long-term direct relationships with major customers, and it is a prerequisite for the profitable service business. Its strong position in industrialized countries and certain growth markets enables Demag Cranes to benefit from the current economic recovery in Western Europe and the continuing positive economic environment in the United States. Moreover, Demag Cranes has experienced a sustained increase in demand in growth markets. Currently, the most important growth markets for the Industrial Cranes and Services segments are China, India, Brazil, CIS and Eastern Europe. Demag Cranes has already been present in these markets for several years, in some cases with its own plants or subsidiaries. In recent years, the Company has significantly expanded its sales presence in these markets, particularly in China.

Based on its strong market position and its attractive product portfolio within the Port Technology segment, Demag Cranes has also created the basis for participating in the strong growth of international and regional transportation of goods on ships. The anticipated high growth of container traffic and the need for port operators to invest in capacity expansion to increase cargo handling efficiency is expected to lead to high structural growth with less dependency on cyclical growth. With its new Generation 5 mobile harbor crane, which was launched in April 2006, with the first models expected to be delivered in mid-2006, and its port automation products, particularly Automated Guided Vehicles and Automated Stacking Cranes, Demag Cranes offers competitive products that provide a basis for expected market share gains.

***Strong position in the services market.*** Demag Cranes has an outstanding position in the profitable services business through its Services segment, which services Industrial Crane's products and increasingly also third-party products through its global sales and services network, as well as through services offered within the Port Technology segment.

Within the Services segment, Demag Cranes operates 13 service centers with 240 service technicians in Germany (as of March 31, 2006). The services offered within the Services segment range from technical consulting to maintenance services, refurbishment and 24-hour spare part services in all major industrialized regions, to full service contracts. Globally, the Group – including overseas agencies and a joint venture in South-East Asia based in Singapore – has more than 220 service locations with over 1,400 service technicians (as of March 31, 2006). In the Company's opinion, Demag Cranes has one of the most comprehensive service networks in the industry. The global service network and the logistics infrastructure enable fast delivery and the rapid installation of wear and tear and spare parts as well as the provision of services, which together ensures minimal downtime for customers, a high level of availability, safe operation and a long equipment lifespan of their cranes and hoists.

The services market is of particular interest to Demag Cranes, as it is subject to relatively low cyclical fluctuations due to the regular need for maintenance – caused in part by statutory safety regulations – and as it generally generates recurring revenues. Moreover, Demag Cranes utilizes the provision of services to strengthen existing customer relationships, as well as to establish new direct and long-term customer relationships.

The Company's broad installed base in established markets forms the basis for further growth in services. According to the Impuls-Study, Demag Cranes has the world's largest installed base for cranes and hoists for industrial applications, with more than 650,000 units. The Company's services business relates to only approximately 37% of the estimated total potential services business associated with its installed base (as of the end of fiscal year 2003/2004). As part of its service strategy, Demag Cranes aims to increase penetration of its own installed base and to increase services provided for third-party products.

***Technology and innovation leader.*** Due to the excellent technical qualities of its products and the Group's innovation capabilities, Demag Cranes considers itself a technology and innovation leader in its industry with a comparatively greater commitment to invest in research and development. In the past years, new products have been successfully launched both in the Industrial Cranes and the Port Technology segments. For example, due to its innovation leadership, the Group believes it holds a strong position in the growing port automation sector, in particular, for Automated Stacking Cranes and Automated Guided Vehicles. Demag Cranes' Automated Guided Vehicles have been used successfully in ports for more than 10 years. For the development of these vehicles, Demag Cranes has worked closely together with its customers to be able to offer a technically mature product that corresponds to its customers' needs. Consistent subsequent development and the current introduction of the diesel-electric drive for the vehicles have to date prevented competitors from introducing competing products on the market. At present, Demag Cranes is the world's only system provider that develops and manufactures Automated Stacking Cranes and Automated Guided Vehicles as an integrated system with the related software for integration into the overall port logistics process. Moreover, Demag Cranes is one of a few companies to offer special simulation and emulation software for cargo handling in ports. Following many years of close co-operation with the Dutch company TBA B.V., the Group acquired a majority interest in TBA B.V. in 2005 in order to further expand this strategically important line of business.

Innovative concepts are also used in manufacturing. One example is the transition to modular construction concepts, which lead to significant standardization benefits and facilitate lower cost manufacturing and shorter delivery times. The new Generation 5 mobile harbor cranes, which were launched in April 2006 and of which the first models are expected to be delivered in mid-2006, are based on such a modular concept. Furthermore, the new generation offers differentiated operating capabilities depending on customer requirements, a longer equipment lifespan as well as reduced operating costs for the customer. The Industrial Cranes segment's DR rope hoists and DC chain hoists, first launched in 2004, were also developed based on a modular construction concept and have inter alia a more compact design, greater hoist speed and a longer equipment lifespan compared to predecessor models. In addition, the new rope hoists and chain hoists are equipped with innovative control systems, which permit cost reductions and, at the same time, allow for a greater range of functions.

***Established brands and long-term customer relationships.*** Demag Cranes has established brands with a long-standing tradition. The business of today's Demag Cranes Group goes back to the formation of two companies in 1819 and 1906, Demag Cranes thus has a long-established market presence. The Group has succeeded in establishing long-term customer relationships in the past, and Demag Cranes places importance on close and direct contact to its customers. In the Industrial Cranes and Services segments, approximately 85.6% of sales in the fiscal year 2004/2005 were made directly via Demag Cranes' distribution organization to end-customers as well as to agencies and the MHE joint venture. On the basis of its long-standing customer relationships, Demag Cranes has succeeded in achieving an in-depth understanding of customers' processes and their needs.

The high level of customer satisfaction is also demonstrated by the fact that some customer relationships have existed for decades. In this respect, the Industrial Cranes segment has benefited from profound knowledge of its customers' needs gained as a result of work performed in the Services segment. The high level of customer satisfaction is also demonstrated by the fact that many customers in the Industrial Cranes segment that are relocating their manufacturing base to emerging markets continue to use Demag Cranes' products at the new manufacturing sites. In addition, approximately half of the 15 most important customers in the Industrial Cranes segment have been part of Demag Cranes' customer base for more than 30 years. Outstanding customer relationships in the Port Technology segment formed the basis for two important reference projects in 2005: "Antwerp Gateway" in Antwerp (Belgium), regarding a framework agreement for the delivery of Automated Stacking Cranes, and "Euromax Terminal" in Rotterdam (the Netherlands), for the delivery of 96 Automated Guided Vehicles. In the case of the Euromax Terminal, however, the other contracting party may terminate the agreement, in whole or in part, at any time against compensation for services already rendered.

***Successful implementation of programs to improve profitability and the Group's competitive position.*** Demag Cranes has been able to significantly improve its profitability and competitive position in the past through successful implementation of cost reduction measures and through growth initiatives. The aim of the measures introduced in 2003 was to reposition the Company for profitable growth, reducing the cost structure and making it more flexible, improving the production flow and work processes, while at the same time increasing benefits to customers.

In the period from 2003 to 2005, Demag Cranes undertook an extensive restructuring program, particularly in the Industrial Cranes and Services segments. As a result of the closure of old plants and the construction of new and more efficient ones for cranes and crane components in selected locations – for example in China and the Czech Republic – Demag Cranes has succeeded in significantly reducing manufacturing costs, cycle time and delivery times. As part of the restructuring, the number of employees worldwide has been reduced by approximately one-quarter since the beginning of fiscal year 2002/2003. During this period (until September 30, 2005), per capita sales increased by 23%. Profitability was further increased through the introduction of new products. Mobile harbor cranes in the Port Technology segment and the new rope hoist and chain hoist generations in the Industrial Cranes segment are all based on a modular concept that reduces the complexity of the products without compromising their scope of application, thereby significantly reducing manufacturing costs. In the Port Technology segment, Demag Cranes has in recent years also successfully implemented programs to reduce costs and has increasingly pursued the standardization and modularization of its products. In addition, Demag Cranes has restructured the manufacturing workflow in the Port Technology segment in order to enable serial production.

As a result of restructuring of manufacturing processes, optimizing procurement logistics and reducing inventory as well as improving working capital management, Demag Cranes has also managed to significantly reduce net working capital in all segments. In addition, Demag Cranes also sold real estate that was not necessary for the operations, which has further reduced the Company's capital requirements. As a result of the successful implementation of these programs for increasing profitability and improving its competitive position, Demag Cranes is well positioned to capture its growth potential.

**Corporate strategy**

Demag Cranes' corporate strategy across the Group is aimed at sustainable and profitable growth. Its principal goals are as follows:

***Expansion of leading market positions in established markets.*** Demag Cranes believes that it is one of the market leaders in each of its three segments. The Group plans to further expand this position through its strong customer relationships, its established "Demag" and "Gottwald" brands and its innovation and technology leadership. In this respect, Demag Cranes benefits from the large installed base of cranes and hoists for industrial applications and mobile harbor cranes in operation worldwide. In the Industrial Cranes and Services segments, the strong market positions are also supported by an extensive international distribution and service network, which is also used by the Port Technology segment in certain countries. Going forward, Demag Cranes intends to capitalize on close customer relationships which it has built based on its services business and its extensive distribution network in order to acquire new business. Customers in the premium segment, especially in the established markets, have particularly high demands in terms of consulting expertise. Moreover, Demag Cranes intends to improve its market share through the launch of innovative new products (see also "*—Growth through innovative product offerings and expansion of product portfolio*").

The planned expansion of the service network as well as the enhanced offer of attractive services is expected to strengthen existing customer relationships and constitute a profitable and long-term revenue source for the Group (see also "*—Increased development of service potential*").

***Profitable expansion in industrial growth markets.*** Based on investments made in recent years, Demag Cranes has created a strong basis from which the Group intends to pursue expansion in geographic markets which offer attractive growth potential based on accelerated industrialization. In fiscal year 2004/2005, the Company generated approximately 20-25% of its sales in the Industrial Cranes and in the Services segment outside of Western Europe and North America.

In the Industrial Cranes segment, Demag Cranes is focusing its growth strategy mainly on China, Brazil, India, CIS and Eastern Europe. In China, where Demag Cranes operates a crane and components plant, the Company has, for example, significantly increased its presence from five distribution and service sites in 2004 to 22 in March 2006; the target is to have 26 sites by the end of 2006. Further expansion will be supported by the Company's broad distribution and service network, resulting proximity to customers, as well as an increased cooperation with local crane manufacturing partners and local suppliers. This allows not only for shorter delivery times through shortened shipping routes, but also for savings in terms of material costs and import duties. By establishing these structural prerequisites for expansion, Demag Cranes plans to significantly increase its market coverage and market share in this rapidly growing market in coming years. The target customer group consists both of companies that relocate their production to China, as well as local manufacturers that require high-quality products. In this regard, Demag Cranes also expects to benefit from high growth rates in industries such as the steel industry.

In Eastern Europe, Demag Cranes is planning to launch an increased sales initiative in the Industrial Cranes and Services segments on the basis of the existing market presence in the Czech Republic, Poland, Hungary and Romania, as well as by establishing further agencies in Slovakia, Croatia, Lithuania, Bulgaria and Serbia. In India, where Demag Cranes' products are already established in the market, the Group is planning to further improve its market position through a potential acquisition. In Brazil, where Demag Cranes has already been present since 1974 and holds a strong market position, the Company is particularly growing in the Services segment. The services staff in Brazil increased from 83 employees as of September 30, 2003 to 119 as of March 31, 2006. In particular, the Company was able to increase the number of service contracts, thereby increasing service sales in Brazil by more than 46.0% compared to the prior year.

Moreover, Demag Cranes is optimizing its profitability in the Industrial Cranes segment by concentrating in the growth markets of China and Brazil increasingly on the manufacture of crane components and their integration, while the production of steel girders and crane assembly are in part being outsourced to selected local partners. In China, for example, the Company cooperates with eight crane construction partners which, in less industrialized regions, successfully complement the central crane and component plant in Shanghai.

In the Port Technology segment, Demag Cranes' strategic focus is on growth regions that are characterized by strong economic development and the related flow of goods or by a strategic position along global shipping routes. The South-East Asian region is particularly attractive, as there are a number of emerging markets in the region which are increasing trade among themselves and with other regions and countries on different continents. The Middle East is one of the regions on which Demag Cranes focuses, as it is increasingly becoming a hub for the flow of goods thus creating local demand for infrastructure investment projects. In order to further expand its presence in these growing regions, Demag Cranes is planning to increase headcount in sales and services.

***Growth through innovative product offerings and expansion of product portfolio.*** From 2004 to 2007, Demag Cranes is launching important new product families in both the Industrial Cranes and the Port Technology segments that will be important sales and profit drivers in coming years. Demag Cranes plans to significantly strengthen its long-term competitive position by introducing new products.

The Port Technology segment has significantly increased its product and service portfolio in recent years. Demag Cranes expects significant growth primarily for Automated Guided Vehicles and Automated Stacking Cranes that were introduced in May 2005. As part of a long-term strategy, Demag Cranes already began setting up a planning department for terminals eight years ago and gained strong logistics and automation expertise through specific project work and established an excellent reputation in this field. As a result, Demag Cranes expects to win an increasing number of orders for major long-term projects in port logistics similar to the current major projects for Automated Guided Vehicles and Automated Stacking Cranes (see also "*—Competitive strengths—Established brands and long-term customer relationships*").

Demag Cranes also expects significant growth in the Port Technology segment in relation to the software solutions offered by the Group. This is based largely on the recent acquisition of the software activities of TBA B.V., a pioneer in the simulation of port logistics. On this basis, Demag Cranes is pursuing a strategy of offering customers a broad range of consulting services at the beginning of a planning phase and thus positions itself for access to large projects. In addition, the Company plans to combine those software products already available in order to be able to offer a more comprehensive product range and thus to gain further market share.

In April 2006, the Port Technology segment reached an important milestone with the launch of the new Generation 5 mobile harbor cranes, the first models of which are expected to be delivered in mid-2006 and which will fully replace the existing mobile harbor cranes by the end of 2007. By marketing this product series with its flexible applications, greater efficiency and lifespan, cost benefits and its relatively short delivery time, Demag Cranes plans to increase sales and earnings in the future.

In the Industrial Cranes segment, the DR rope hoist and DC chain hoist product families were launched in 2004. In 2006, the product families will be expanded by additional product sizes and are expected to fully replace their predecessor models by the end of 2007. Both product families offer significant improvements over the predecessor models such as longer product lifespan, greater hoist speeds, improved diagnostic options and reduced complexity. In addition, the Industrial Cranes segment is planning to significantly expand its target market by addressing not only the Demag Cranes premium segment but also the volume segment beginning in 2007. The volume segment will initially be served with chain hoists by offering a new and attractive high-end product line under the existing "Donati" brand.

***Maximize service potential.*** Demag Crane's goal is to significantly increase sales in its attractive service business, supported by the large global installed base of Demag Cranes' industrial cranes and mobile harbor cranes. Demag Cranes benefits from the continuing trend towards outsourcing crane maintenance to external service providers, and from strict safety regulations for cranes in industrialized countries, which require regular inspections and servicing.

With more than 220 service locations – including partners – the Company's services business relates to only approximately 37% of the estimated total potential services business associated with its installed base of more than 650,000 Demag Cranes' cranes and hoists for industrial applications worldwide. The Company plans to increase this share in the coming years to approximately 50%, which is being achieved, inter alia, by the sale of spare parts in sets and standardized refurbishment sets as well as by offering full service contracts for cranes and hoists for entire plants. The latter results in a significant reduction in the administrative burden on the customer side and in a continuing profitable revenue source for Demag Cranes, while at the same time consolidating customer relationships. Furthermore, cross-selling is expected to contribute to growth, for example by offering service agreements in connection with the sale of Industrial Cranes products. The Company expects a major portion of its standard cranes sales to be accompanied by service contracts. In addition, direct customer relationships are being strengthened through a further expansion of the service network by establishing new sites. Moreover, the Services segment is planning to increasingly provide maintenance services for third-party products in the same way that its subsidiaries Kranservice Rheinberg GmbH (KSR) and Crane America Services, Inc. (CAS) have already successfully done for years. In this context, selective smaller acquisitions of service companies are also planned in order to fully utilize this growth potential.

The Port Technology segment is also planning to further exploit the service business potential. The range of services includes the supply of spare parts, maintenance and refurbishment sets.

***Further strengthening important customer relationships in the Port Technology segment.*** Demag Cranes consistently focuses on specific demands of particular customer groups and on strengthening these relationships. Especially in the context of port automation, the Port Technology segment depends on good customer relationships with global port operators and container shipping companies. Demag Cranes expects that the port automation and software market will increase significantly in the future. Furthermore, the Company may use know-how acquired from co-operation with these global port operators and container shipping companies for the benefit of other customers. The retention and strengthening of customer relationships is achieved by key account management as well as through longtime co-operation between the systems development department of the Port Technology segment and the customers' planning and development departments.

***Continued profitability improvement through process optimization.*** Demag Cranes has fundamentally improved its competitiveness and profitability in recent years by implementing several measures to reduce costs and optimize processes. The Company plans to continue to pursue these measures in the future. Moreover, the Company has developed and is currently implementing additional specific measures to improve its competitive position as well as overall sales and profitability.

In both the Industrial Cranes and Port Technology segments, the modularization and standardization of products reduces manufacturing and development costs, net working capital and production throughput times while maintaining or even expanding the scope of application of the products. In both segments, there is an increasing trend towards outsourcing of parts manufacturing and of various other activities. As a result, the Company is able to concentrate on core competences within manufacturing. In addition, Demag Cranes intends to achieve further efficiency gains through improved construction of new products, in order to reduce costs, production throughput times and the range of individual components. This has already been successfully implemented in designing the DR rope hoist and the DC chain hoist product families as well as the new Generation 5 mobile harbor cranes. The latter also enables the serial production of components for mobile harbor cranes. Moreover, Demag Cranes intends to further reduce non-value added activities across the Group by implementing efficient processes. For example, in the Industrial Cranes segment, the Company intends to increase the use of standard tools in order to simplify the planning and order processing for modular products, reduce additional engineering and construction work, and to standardize processes globally.

**Products and services**

Demag Cranes' product range includes industrial cranes and port technology. In addition, the Group offers comprehensive services. The following discussion essentially reflects the Company's business activities over the last three years.

***Industrial Cranes segment.*** Demag Cranes' products target both end-customers and customers who equip their own products with Demag Cranes components. The products can be divided into standard cranes and hoists on the one hand, and process cranes on the other hand.

***Standard cranes and hoists.*** A crane typically consists of six key components. The basis of the crane is the supporting structure, which consists of one or more steel girders. These are connected to rail-mounted travel units. The heart of the crane is the hoist, which can be moved along the steel girder. In order to lift heavy loads, cranes are, in some cases, equipped with two sets of hoists. The cranes' horizontal movements are achieved by using special drives that are mounted to the travel units. Other components include a power supply system and a control module. In particular, hoist units, the drives and the control modules are high value-added components.

The standard cranes product offering mainly covers single-girder and double-girder overhead traveling cranes as well as suspension cranes. Standard cranes are characterized by the fact that, as infrastructure cranes, they are used without regard to the relevant process, consist largely of standard components, and require no or only limited additional engineering work with respect to order intake and order processing. While the standard cranes manufactured by Demag Cranes consist of approximately 80% of such standard components, they are, however, individually configured for the respective customer. The majority of these components is manufactured by Demag Cranes. Demag Cranes' standard cranes are designed to handle loads of up to 80 tons.

In terms of hoists, Demag Cranes primarily manufactures electrical rope and chain hoists. Rope hoists are predominantly mounted on standard cranes, while chain hoists are used in Demag Crane's KBK crane construction kit, among other things. In 2004, Demag Cranes launched a new product family with the newly developed DR rope hoist, which is intended to replace the established DH rope hoist generation by the end of 2007, which has been on the market for over 20 years. The DR rope hoists are designed to handle loads of up to 50 tons, depending on the model, and are characterized by compact construction, long product lifespan, innovative diagnostic options and higher lifting speed than predecessor models. In the six months ended March 31, 2006, of all orders for currently available rope hoists of up to 10 tons, approximately 74% were for rope hoists of the new DR product family (per March 31, 2006). Similarly, in 2004 Demag Cranes introduced a new product generation with the DC chain hoist, which is expected to replace the previous DK product family by the end of 2007. DC chain hoists, like DR rope hoists, are offered by Demag Cranes in two versions on the basis of a common product platform: PRO for high demands in terms of product lifespan, handling capacity and additional functions, and COM for average requirements. They are currently offered by Demag Cranes with a lifting capacity of up to 2 tons. In the six months ended March 31, 2006, of the orders for chain hoists of up to 2 tons approximately 66% were for the new DC product family (per March 31, 2006). In the future, Demag Cranes intends to expand the DC product family with chain hoists that have lifting capacities of up to 5 tons.

The KBK crane construction kit is based on a modular concept that has been continually enhanced, and enables Demag Cranes to offer its customers individual solutions based on standardized components with short delivery times. The modular concept for cranes for light loads of up to 3.2 tons and single-girder systems (in some cases, with integrated power supply) was invented by Demag Cranes in 1963. Since then, Demag Cranes believes it has been the market leader in this sector. KBK systems can be removed or converted easily and at a low cost if the customer's operations grow or its production processes change.

***Process cranes.*** Demag Cranes' process cranes are produced for certain industries with special handling requirements in their respective manufacturing and logistics processes. When developing process cranes, the individual working environment of the customer's industry must always be taken into account. Due to their specifications, which are tailored to individual needs, process cranes can also be integrated into fully automated processes. Process cranes are designed, manufactured and installed by Demag Cranes for the paper industry, aviation industry, steel production and steel handling, for bulk material handling and for the recycling industry, among others. Process cranes have a lifting capacity of up to 540 tons and can also be fully automated.

***Crane components.*** Customers who wish to equip their own systems with Demag Cranes' components are supplied by the Group with a large selection of standard components. Approximately 50% of the components manufactured by Demag Cranes are used for the manufacture of the Group's products. Standard components include, in particular, rope hoists, chain hoists, winches, travel wheel systems, geared motors, travel units and complete crane sets. Crane sets consist of a complete set of modular components for building a standard crane; only the steel girders are not included. As a rule, these are not delivered to end-customers, but primarily to Demag Cranes' crane construction partners.

***Availability, longevity and safety.*** The Company's cranes and crane components have been developed for heavy usage and long product lifespan. The continuous availability of cranes is of critical importance to Demag Cranes' customers, as downtime can disrupt customers' production processes. A high level of availability is particularly important for process cranes, as these are fully integrated into the customers' workflows. Process cranes are often linked to customers' process control systems, allowing the implementation of precise just-in-time workflow processes.

In many cases, Demag Cranes' customers have had cranes and hoists in use for decades. Moreover, they are characterized by their high safety standards for users' protection. All products are subject to extensive durability and longevity tests prior to commencement of serial production and in the event of major design modifications.

***Changes in business activities over the last three fiscal years.*** Except for the aforementioned new product developments, the product portfolio of Demag Cranes' Industrial Cranes segment remained essentially unchanged over the last three fiscal years. However, beginning with the fiscal year 2002/2003, the Company gradually abandoned part of the gantry crane business. Furthermore, in October 2003, the Company sold its long material handling business. With effect as of April 1, 2004, the Company sold its ergonomic handling systems sub-segment. Moreover, in the fiscal years 2003/2004 and 2004/2005, the Company adjusted the product portfolio for drive technology.

***Port Technology segment.*** In the Port Technology segment, Demag Cranes manufactures products for ports, terminal operators and the world's leading shipping companies. Besides the production of mobile harbor cranes, which accounted for approximately 73.5% of the sales of the Port Technology segment in fiscal year 2004/2005, Demag Cranes has also significantly expanded its product range in recent years in semi- and fully-automated products for the transport and storage of containers as well as in the software area. Based on the respective customer's decision to automate individual port sections, large numbers of semi- and fully-automated products are often ordered as comprehensive system solutions under long-term contracts.

***Mobile harbor cranes.*** Demag Cranes' HMK mobile harbor cranes are characterized by their compact design and high degree of mobility. They are mounted on an undercarriage with rubber tires and can be used flexibly in ports. Demag Cranes' mobile harbor cranes are designed to handle a variety of cargo. The main applications include containers, bulk materials and general cargo, as well as particularly heavy individual loads. The current Generation 4 mobile harbor cranes consist of a complete series of high performance cranes with lifting capacities between 20 and 120 tons and with outreaches of up to 56 meters. In April 2006, Demag Cranes launched the first models of the new Generation 5 mobile harbor cranes. First deliveries are planned for mid-2006. Due to positive customer feedback to date, the Company assumes that the new series will successfully establish itself in the market within a short period of time.

The Generation 5 mobile harbor cranes are designed for lifting capacities between 20 and 200 tons. They have outreaches of up to 56 meters and – depending on the model – are able to load and unload container vessels with up to 17 container rows. Also, they are based on a modular production concept with standardized components. Furthermore, the Generation 5 mobile harbor cranes have a considerably longer average product lifespan than the Generation 4 mobile harbor cranes due to a reinforced and optimized steel structure. The just-in-time manufacturing concept and the complete workflow reorganization result in a considerable reduction of production throughput time compared to the Generation 4 mobile harbor cranes.

The Generation 5 mobile harbor cranes have been designed as flexible, multi-purpose cranes, which can be used for a wide range of cargo handling types. They are equipped with a diesel-electric drive, which is characterized by efficiency, low maintenance and fuel costs, as well as a high degree of availability and limited noise emission. Mobile harbor cranes can also be operated using an external energy source. They offer a short turn radius and have good maneuverability.

With the Generation 5, mobile harbor cranes are for the first time being offered in two product families: "Premium" and "Compact". The premium class consists of large and heavy cranes for high usage. The two top models in this class are designed for very high customer usage rates whereas the compact class consists of smaller cranes for lower usage rates. In this way, Demag Cranes is able to respond to varying customer demands in terms of usage intensity and the related investment preference.

Also, Demag Cranes manufactures HSK rail-mounted harbor cranes and HPK pontoon-mounted harbor cranes. In these cases, the crane is not mounted on an undercarriage with rubber tires, but rather on rail portals or on a pontoon. However, from the slew ring upwards these cranes have the same components as mobile harbor cranes.

***Semi- and fully-automated port technology.*** On the basis of its core business with mobile harbor cranes, Demag Cranes saw the increasing demand for efficient port technology and the need for lower handling costs as a reason to expand its product range and developed automation solutions for port handling. Demag Cranes offers automated container handling systems for ports as well as related software.

The most important product of Demag Cranes in this sub-segment is the Automated Guided Vehicle (or AGV). These vehicles, which Demag Cranes developed more than 15 years ago, are designed for unmanned guided container transport at terminals. The loading area of the AGV is equipped with guides for easy positioning of containers. The vehicles' route is determined by the AGV management system, which communicates with the terminal management system. The AGV management system ensures that pre-set times and positions are met. The AGV management system and the onboard navigation software for the vehicles offered by Demag Cranes were developed in-house. Since 1991, more than 300 Automated Guided Vehicles have been delivered and used by customers. While the Automated Guided Vehicles were initially powered by a diesel-hydraulic drive, Demag Cranes also developed a diesel-electric drive for these vehicles in 2005. AGVs with a diesel-electric drive are characterized by lower costs and greater environmental compatibility. At present, orders for 116 diesel-electric AGVs with delivery schedules extending over several years have been secured (as of March 31, 2006).

Furthermore, Demag Cranes believes that Automated Stacking Cranes also offer attractive future sales potential. These are principally developed for use in large handling ports for stacking and storage of containers. In such ports, they can be used together with Demag Cranes' Automated Guided Vehicles or with straddle carriers of third-party providers. Automated Stacking Cranes provide advantages for customers in that they permit better use of available storage space through high-density stacking by allowing up to five containers to be stacked upon one another. In addition, they are characterized by short container moving times, high precision and the possibility of fully-automated stacking and storage. Demag Cranes has already signed an important framework agreement for a long-term project concerning the supply of Automated Stacking Cranes. It is expected that the first pre-series models of the Automated Stacking Cranes will be operational and tested at a customer's premises in the third quarter of 2006.

The product range in semi-and fully-automated port technology is supplemented by Wide Span Gantries (or WSG). WSGs are semi-automated products for container handling between vessel, road and rail, which have been developed for use at river and hinterland terminals. With a reach of up to 40 meters, they can lift containers onto or from inland barges and smaller ocean going vessels, transship them from one vessel to another or load them from trains to trucks. Equipped with Demag Cranes' software, they can also be used in semi-automated solutions.

***Software.*** In the Port Technology segment, the Group has outstanding expertise in developing special software solutions, which considerably strengthens the Company's position in the market segment for automated handling technology. Following the acquisition of a majority interest in the Dutch company TBA B.V. in 2005 and the merging with the existing software development team of the Port Technology segment, Demag Cranes established a separate software sub-segment within the Port Technology segment in 2006. Demag Cranes develops fleet management and navigation software for Automated Guided Vehicle fleets and Automated Stacking Cranes as well as for their respective inter-connection. Using interface modules that are being adapted in each case, the software can be integrated into terminal management systems and into storage and logistics systems. As a result of the acquisition of the majority interest in TBA B.V., Demag Cranes expanded its software offering by providing simulation and emulation software for terminals in ports. The simulation tools offer an accelerated or – where required – real time simulation of a terminal covering all movements and can be used for all types of ports (small, medium-sized and large ports; automated or non-automated ports; handling of containers, steel, bulk materials or liquid). For customers, the simulation software allows for reliable investment planning as well as improved risk management and shorter development times for new projects. In the case of so-called emulations, the equipment is simulated by virtual equipment, which is steered by terminal management systems. These tools are used for seminars and other general training purposes as well as retrospective analyses of real handling processes in order to optimize terminal workflows.

***Port technology services.*** The Port Technology segment also has its own service business, which to date is only of limited significance in terms of sales due to the specific market circumstances in this sector. For example, many larger customers have their own service departments and outsource work to third parties only to a limited extent. Services offered by the Port Technology segment include final assembly and commissioning of products, the sale of spare parts, retrofitting, maintenance and upgrading work, service contracts, teleservice, training and software support. Demag Cranes has a team of engineers and technical specialists that provides services worldwide. In addition, Demag Cranes has a service branch for the Port Technology segment in Antwerp in order to be able to offer fast and high-quality service at this important customer location.

***Miscellaneous.*** In addition to the core business activities described above, Demag Cranes also offers railway cranes in the Port Technology segment. Moreover, Demag Cranes also sells used mobile harbor cranes that have been received in payment.

***Changes in business activities over the last three business years.*** Except for the aforementioned new product developments, the product portfolio of Demag Cranes' Port Technology segment remained essentially unchanged over the last three fiscal years. In fiscal year 2005/2006, the Company acquired the Dutch software company TBA B.V.

***Services segment.*** The Services segment provides services for products from the Industrial Cranes segment. This includes technical advice, inspections, maintenance and repair of Demag Cranes' products and of third-party products. Under full service contracts, Demag Cranes services all cranes and hoists of a certain customer facility and provides maintenance as well as all inspections and repairs at a fixed price. Other services offered include customer seminars and the measuring of crane rails and systems. Given that a significant portion of the services provided by Demag Cranes is attributable to statutory safety regulations and ongoing service needs, the Services segment provides a basis for relatively stable, high margin earnings.

Most industrialized countries require that operators of cranes and hoists retire equipment after expiry of the theoretical lifespan. Demag Cranes offers its customers general overhauls that meet respective regulatory requirements and avoid the exchange of the entire unit.

Most sales of spare parts are attributable to wear and tear and repairs in connection with normal product use. The extensive international presence of Demag Cranes' spare parts logistics enables high availability of the required spare parts. In industrialized countries, spare parts are available on a 24-hour basis. Spare parts for the servicing of products of third-party manufacturers are purchased directly or indirectly from the respective original manufacturers.

In the Services segment, Demag Cranes – together with partners – offers its customers through its global network of more than 220 service locations (of which 120 are Demag Cranes' locations and 46 are part of the MHE joint venture) with more than 1,400 service technicians (per March 31, 2006; including the MHE joint venture and partners) the entire range of services as well as training in its own centers.

***Changes in business activities over the last three business years.*** The product and service portfolio of the Demag Cranes' Services segment remained essentially unchanged over the last three fiscal years.

## Markets

With its products and services in the Industrial Cranes, Port Technology and Services segments, Demag Cranes is active in the global market for material flow technology. This market includes all products that handle, manage and monitor material flow processes, as well as related software solutions and services. The range of goods moved or stored with Demag Cranes' products includes all types of goods. In this respect, the products of the Industrial Cranes segment are largely used for handling goods within factories and production processes. The products of the Port Technology segment are used within global logistics chains at interfaces between certain traffic carriers. Demag Cranes is represented in specific market segments of material flow technology, each of which follows different developments, trends and cycles.

Similar to the market for capital goods generally, the market for the Industrial Cranes segment's products is largely dependent on the overall economic development. Traditionally, it is "late-cyclical", i.e. a general economic upturn or downturn will only be noticed with a time lag in this market. Following the economic recovery in industrialized countries, the Company expects that there will be increasing demand in the short and medium term. The markets serviced by the Port Technology segment were characterized by growing demand due to a strong increase in international goods traffic resulting from increasing global trade. In recent years the port technology market has only to a limited extent been subject to cyclicality. The Services segment is generally less dependent on economic cycles. Due to statutory provisions and the related regular maintenance requirements for cranes and hoists, there is a largely constant demand for services that is influenced only to a lesser extent by general economic conditions.

***Industrial Cranes segment.*** The product market addressed by the Industrial Cranes segment includes cranes, electrically operated hoists and related components, light crane systems (Demag Crane's product name: KBK crane construction kits) and comparable products. In addition, there is limited substitutability in relation to light crane systems with certain single-girder overhead traveling cranes, which move products horizontally in production or logistics processes. On the basis of the analysis of centrally collected data and the results of regular and systematic market monitoring by its foreign subsidiaries and agencies, the Company believes that the global market volume of the market addressed by the Industrial Cranes segment was approximately €3.0 to €3.5 billion in 2005.

Business opportunities for the Industrial Cranes segment's products are primarily dependent on overall economic and industrial growth, as in times of positive growth and increasing profitability companies expand their capacity and replace older systems. After generally declining demand in 2003, and in Western Europe also in 2004, as well as a recovery in 2005, the Company estimates that the market for the Industrial Cranes segment's products will grow in 2006 and 2007 by between 4.0% and 4.5% p.a. worldwide. This growth expectation is based on expected increases in investments in manufacturing and logistics facilities in industrialized countries after years of low investment, upgrades and construction of new production and logistic facilities in growth markets such as China, India, Brazil, CIS and Eastern Europe, particularly in connection with the relocation of production capacity from industrialized countries, and expected increases in local demand in emerging markets and the growing exports from such markets. The Company believes that sales prices that were in decline in 2003 and 2004 due to the difficult economic situation have stabilized since 2005 and show a slightly positive development.

***Port Technology segment.*** The market serviced by the Port Technology segment covers a range of non-automated, semi-automated and fully-automated port logistics products. This market mainly consists of harbor cranes (fixed gantries and mobile harbor cranes), container stacking cranes, container transport vehicles, software for simulation and emulation of harbor and handling processes, and software-supported management systems for harbor cranes and harbor vehicles.

The Company expects that this market will experience significant growth rates in the next five years. This assessment is based on the expected significant increase in worldwide trade volumes, resulting in the need for new port capacity and an increase in the handling efficiency of existing ports. Drewry Shipping Consultants forecasts that worldwide container transport will increase at an average rate of 9.3% annually from 2005 to 2010, and that the capacity of container fleets will increase by a total of 60% during the same period. The Company expects that forecasted increasing trading volume and increasing capacity bottlenecks – which partially already exist today and which will further increase in the future – are likely to require port operators at large terminals to make necessary investments to upgrade their facilities, which have in some cases been postponed in recent years. In container terminals, Drewry Shipping Consultants forecast that the ten largest port operators will increase their capacity by approximately one third through 2010. In addition, the Company believes that increasing trade volumes will result in higher demand for efficient container handling technology and the development of automated and integrated system solutions as opposed to the procurement of individual components. Moreover, the Company expects that the trend towards expanding smaller feeder ports that are supplied by large container terminals (so-called "hub and spoke" systems), which has been triggered by the construction of larger container vessels, will continue in the future.

In relation to bulk materials transport volume, the Company expects moderate growth based on already relatively high sales volumes. The Company believes that increasing demand for port infrastructure products for bulk materials handling can be expected in coming years and it further believes that it is likely that old or obsolete equipment and systems will increasingly be replaced.

The market for mobile harbor cranes forms a distinct market segment within the port technology market. There is limited substitution potential for vessels up to a certain width to be loaded/unloaded through smaller fixed gantries. Mobile harbor cranes are built on an undercarriage with rubber tires, and can therefore be used flexibly in ports. Moreover, mobile harbor cranes are designed to handle a variety of goods (containers, bulk materials, general cargo and heavy individual loads). Compared to fixed gantries, mobile harbor cranes have the advantage of lower procurement costs, shorter delivery times, more flexible use, as well as a higher utilization rate. Due to these qualities, mobile harbor cranes are particularly suited for certain tasks in large port terminals as well as in smaller feeder ports. In contrast, however, fixed gantries – to the extent that they can be used – allow shorter loading and unloading times. Also, only fixed gantries are suitable for the loading and unloading of container vessels greater than a certain width (so-called Post-Panamax class, having more than 13 containers next to each other, or even larger container vessels having more than 17 containers next to each other). The Company estimates that approximately three quarters of all gantries sold are designed to load and unload the Post-Panamax class and larger vessels. At present, due to their limited radius and hoisting height, mobile harbor cranes cannot be used with such large container vessels economically. From a customer's perspective, mobile harbor cranes and fixed gantries are therefore only to a limited extent interchangeable. According to Company information, the mobile harbor crane market segment has grown at an average rate of approximately 10% per annum over the last three years. The Company believes that this market segment will continue to show significant growth due to the trends described above.

Demag Cranes' Port Technology segment also operates in the market for port automation systems, including software. This market segment covers automated container transportation, Automated Stacking Cranes, software for simulation and emulation of port logistics and handling processes, and software management systems for harbor cranes and harbor vehicles. The solutions offered by the Company for automated container transport and automated interim container storage using Automated Stacking Cranes competes with manual solutions, such as manual straddle carriers for container transport and traditional rubber tired gantries that have dominated the market to date. The preference given by a port operator to either concept depends on various economic, technical, operating and strategic factors. Automatic harbor systems enjoy competitive advantages relative to manual solutions particularly in those regions where wage costs are high or where space is limited. Automated Stacking Cranes also enable efficient use of space and/or quick freight handling.

The market for port automation is comparatively young, and has shown very dynamic growth in recent years. Various port operators have implemented port automation projects and other projects are in tender phases. However, such high growth rates relate to very small market volumes. Demag Cranes expects that the market segment for port automation systems will continue to grow significantly. Such projections are based on the view that port operators are increasingly striving to reduce container and goods handling times. Reasons for this trend include, in particular, the general increase in container traffic, the trend towards larger vessels, and increased competition between ports, which force operators to fully utilize port infrastructures in a more efficient manner. The Company believes that this will result in competitive advantages of port automation systems relative to manual systems, in particular, for container handling in countries with high labor costs.

***Services segment.*** The services offered by the Services segment form part of the market for industrial cranes and hoist services and the Company believes that this market had a global volume of approximately €2.3 billion in 2005. The services market comprises primarily the maintenance, refurbishment and spare part business.

The Company believes that in the coming years, annual growth of the market addressed by the Services segment will be slightly above that of the global economy. The market is influenced to a lesser extent by the economic cycle, as demand for services is not exclusively determined by industrial growth. Moreover, customers are increasingly outsourcing maintenance and repair duties to external service providers rather than retaining responsibility for these tasks in-house. Growth drivers are the expected sales increase in the Industrial Cranes segment's products, on which basis the Company expects increasing demand for services. Moreover, stricter safety requirements in relation to industrial cranes and hoists, especially in industrialized countries, are leading to shorter inspection and maintenance intervals. Finally, on the basis of Company information, Demag Cranes expects that the increasing age of installed systems and reduced investments in recent years in industrialized countries will result in increasing demand for maintenance, repairs and other services.

**Competition**

The markets in which Demag Cranes operates are characterized by strong competition. Demag Cranes believes that it is one of the leading providers in all markets.

***Industrial Cranes segment.*** The market segment for industrial cranes is highly fragmented. The two competitors with a global presence – KCI Konecranes Oyj ("KCI"), Hyvinkää, Finland, and Demag Cranes – taken together, account for approximately one-quarter of the market, while smaller competitors account for approximately three-quarters of the market.

KCI is the market leader in relation to the Industrial Cranes segment's products. KCI has strengthened its market position by acquiring the materials handling engineering division of the German company, R. Stahl AG, Waldenburg, in December 2005. The Company believes that it currently has a lower market share than KCI, but considers itself as one of the two leading competitors. The Company believes that it is the world market leader with respect to the crane construction kit, followed by Gorbel Inc., Fishers, New York, United States. Within the standard cranes market, in addition to the global providers, KCI and Demag Cranes, the German competitor ABUS Kransysteme GmbH, Gummersbach, has a strong position particularly in Europe. Demag Cranes believes it holds a leading market position in standard cranes in the United States. According to Company information, Columbus McKinnon Corporation, Amherst, New York, United States ("CMCO"), is the global market leader for chain hoists. The Company believes it is one of the world's two leading providers of chain hoists behind CMCO. In the rope hoist segment, Demag Cranes considers itself to be amongst the two leading competitors behind KCI.

***Port Technology segment.*** The markets serviced by the Port Technology segment are highly consolidated and are characterized by a limited number of providers that largely operate on a global scale. Competition is strong, particularly since some competitors attempt to gain market share through price reductions.

In the mobile harbor cranes sector, which, as stated above, forms a separate market segment, the majority of deliveries are attributable to the three companies Demag Cranes, Liebherr Werk Nenzing GmbH, Nenzing, Austria ("Liebherr"), and Fantuzzi-Reggiane, a subdivision of Fantuzzi Industries S.A., Lentigione, Italy ("Fantuzzi-Reggiane"). Smaller providers of mobile harbor cranes include Italgru S.r.l., Lecco, Italy ("Italgru"), Sennebogen Maschinenfabrik GmbH, Straubing, and Mitsubishi Heavy Industries, Ltd., Hiroshima, Japan. Based both on the number of mobile harbor cranes delivered as well as on sales generated, the Port Technology segment was the number one supplier worldwide from 2002 to 2005. According to reference lists published annually in World Cargo News, a total of 613 mobile harbor cranes were sold over the four year-period between 2002 and 2005. Of these, 271 were sold by the Port Technology segment, 205 by Liebherr, 111 by Fantuzzi-Reggiane, and a total of 26 by smaller competitors. In this respect, it is important to note that, according to World Cargo News, there are differences amongst the competitors in terms of the way in which the number of mobile harbor cranes sold is counted. While Demag Cranes and some other competitors report orders received in a given year in the reference lists, other companies use the number of mobile harbor cranes delivered as a basis. According to the reference lists published in World Cargo News as reference, Demag Cranes had a market share of 44.2%, Liebherr 33.4%, Fantuzzi 18.1% and the remaining competitors 4.3%. The Company believes that its market share has remained stable during this period.

The Company believes that it holds an excellent position in the market for port automated systems. In the automated container transport sector, the Automated Guided Vehicle constitutes a widely-used product in Demag Cranes' portfolio, which has been successfully employed by customers. The Company believes that, to date, no competitor has succeeded in introducing a comparable product.

Demag Cranes also believes that it holds a strong market position in relation to Automated Stacking Cranes. The Company was recently selected by a major port operator to equip a new container port with Automated Stacking Cranes. Provided the project is successful, the Company expects that follow-up orders for the delivery of additional Automated Stacking Cranes will be made. The most important competitors in the Automated Stacking Crane segment are Chinese company Zhenhua Port Machinery Co., Ltd. ("ZPMC"), Shanghai, Swedish company Kalmar Industries AB, Stockholm, Finnish competitor KCI and Austrian company Künz GmbH, Hard. All of these companies have recently received various major contracts for the delivery of Automated Stacking Cranes.

Following the acquisition of the majority interest in the Dutch company TBA B.V., the Company holds a strong position in the development of software for integrated container handling systems. The Company offers leading solutions, in particular, regarding the simulation and emulation of terminal functions and terminal software sector, and in the management of individual port functions such as loading and unloading or automated container transport in the terminal using software management systems. In the software-supported management systems segment, the Company's most important competitors are U.S. company Navis LLC, Oakland, South Korean software company Total Soft Bank, Busan, and the Belgian software company Cosmos N.V., Antwerp. These competitors mainly concentrate on other software modules for port terminals, but also, in some cases, offer products that compete with the solutions developed by TBA B.V.

***Services segment.*** The services market is highly fragmented and characterized by a large number of smaller providers that often operate on a regional basis. According to Company information, smaller providers and in-house maintenance by customers account for approximately three-quarters of the market. The Company believes that, behind KCI, it is one of the two market leaders in relation to the Services segment's products and services offering.

**Production and logistics**

The Company has a worldwide production network with production plants on five continents. Demag Cranes' manufacturing strategy is concentrated on manufacturing components with high value-added, while the production of components with low value-added is increasingly outsourced or transferred to strategic partners.

***Industrial Cranes segment.*** Demag Cranes' production in the Industrial Cranes segment is centered on the three component plants in Wetter, Germany, Sao Paulo, Brazil and Shanghai, China, where crane components such as hoists are manufactured. These plants supply crane components to the Group's 22 crane plants in important industrialized regions around the world. In less industrialized regions Demag Cranes does not operate its own crane plants, but rather has strategic partnerships with local companies for the production of gantries in accordance with Demag Cranes' specifications and the final assembly of cranes. These cranes are also distributed under the "Demag" brand. Following final assembly, the cranes and hoists are either installed at the customer's premises by Demag Cranes or by an assembly partner. In order to ensure the high quality of its strategic partners, they are regularly trained and assessed by Demag Cranes.

The multi-level production model selected by Demag Cranes in the Industrial Cranes segment enables broad coverage of the target markets with relatively low investments. The co-operation with strategic partners also ensures great operating flexibility and allows the Company to adapt to changing market conditions.

In recent years, Demag Cranes has restructured its production footprint. Sites that did not form part of the core business were closed or production was outsourced. The European crane plants were concentrated into just four production plants for standard cranes. The Central European process crane manufacturing was transferred from Germany to the Czech Republic. Demag Cranes implemented extensive restructuring measures in the component plant in Wetter, which resulted in a significant reduction in the number of employees through internal rationalization and the outsourcing of certain component groups. Through other measures, the Group was able to significantly reduce the throughput times and production costs as well as the required factory space in the four European crane plants. In October 2005, Demag Cranes also began to implement a so-called "plant in plant" concept in its most important component plant in Wetter, in which respect, the production plants were divided into three product centers for different product categories into which all relevant functions such as quality control, logistics and pre-production planning are integrated. This permits clear allocation of functions and responsibilities.

Demag Cranes operates 22 crane plants (for the manufacture of steel girders and assembly) in 16 countries with a plant utilization of 4,500 cranes per year and approximately 800 employees. Of these 22 plants, 6 are operated by MHE Demag, a joint venture in Singapore between Demag Cranes and Jebsen & Jessen (S.E.A.), which covers the South-East Asian market. The Company believes that in the Industrial Cranes segment it operates the world's most extensive production network in its market.

Typically, the cranes and hoists manufactured by Demag Cranes are transported by shipping agents to the customers after manufacture. In the case of crane components, transport to nearby regions is by truck, otherwise by vessel.

***Port Technology segment.*** In the Port Technology segment, Demag Cranes operates a production plant in Dusseldorf, Germany, which the Group has been using since 1990. The production of mobile harbor cranes requires a complex infrastructure and long-term advance planning of transport capacity of ocean going vessels. Production is located in the largest market, Western Europe. The Company believes that further decentralized production plants are not efficient due to variable demand in different regions and differences with regard to demand over time.

Since 2004, Demag Cranes has implemented a series of important measures in the Port Technology segment to achieve further cost reductions in production, to reduce production throughput times and to increase production capacity. Demag Cranes is currently reorganizing the production plants and production processes in the Port Technology segment in order to handle increased production volume and to optimize the material flow in production and assembly. The reconfiguration of the production plant is oriented towards the simultaneous production of different product types. This results in reduced turnaround times, enables serial production of certain modules, and ensures optimized internal logistics through a central warehouse and various material stations throughout the production plants. Through these measures and new investments, the Group intends to significantly reduce delivery times between January 2005 to the end of 2006 for tailor-made cranes on the basis of standardized and prefabricated components.

Port Technology's products are typically delivered to customers by ship following production in Dusseldorf, although the freight agreements are entered into on an individual basis in each case. Mobile harbor cranes manufactured by Demag Cranes are brought for shipping to the Rhine in special overnight transports.

Spare part supply within the Port Technology segment is handled centrally from Dusseldorf. Moreover, there are spare part warehouses at the local distribution centers and service representatives' offices, which are managed by them at their own responsibility.

***Services segment.*** Spare parts for the Services segment are manufactured in the components plants, in which production is also performed for the Industrial Cranes segment, as well as at suppliers' premises. Spare part logistics are managed centrally. The required parts are therefore primarily sourced from the plants in Wetter, Germany, and Sao Paulo, Brazil, as well as from external suppliers. Spare part sets are stored in the distribution center in Wetter so that they can be sent directly to the customer following the "pick and ship" principle in the event of an order in Europe. The subsidiaries outside of Europe maintain their own spare part warehouses to be able to quickly deliver spare parts in local markets.

**Marketing and sales**

Demag Cranes' marketing is managed centrally from its sites in Wetter and Dusseldorf. Marketing activities are tailored to Demag Cranes' customer profile and largely consist of participation at regional and international industry trade fairs and publications in specialist magazines.

Demag Cranes sells its products and services via a global distribution network in more than 60 countries, whereby the Group reaches its customers in more than 100 countries around the world. The Company has a global sales force of approximately 1,000 employees and it also maintains a network of sales partners with approximately 360 employees. Demag Cranes believes that the Group has the most extensive sales network in the crane industry. The global network and international logistics structure allow shorter delivery and prompt installation of wear and tear and spare parts, as well as the provision of services, which ensures minimal downtime for the customer and a high level of availability, as well as secure operation and a long lifespan for the cranes and hoists. The Company believes that its extensive sales network creates a significant competitive advantage, as it enables it to develop long-term, direct relationships with important customers and is a prerequisite for the profitable service business.

Demag Cranes' sales activities are conducted through a global network of more than 20 subsidiaries and 36 independent foreign agencies. In addition, Demag Cranes is a partner in a joint venture in Singapore with Jebsen & Jessen (S.E.A.). This joint venture includes distribution subsidiaries in Malaysia, Thailand, the Philippines, Indonesia and Vietnam. This joint venture distributes the entire product range from the Industrial Cranes and Services segments (in particular spare parts). The products from the Port Technology segment are also partially distributed by the joint venture.

Demag Cranes' sales organization in the Industrial Cranes and Services segments is managed by 14 regional managers, who are each responsible for overall sales management and co-ordination for their respective sales region. In addition, Demag Cranes has key account managers for its largest customers who provide assistance in local sales activities. The foreign agencies maintain their own sales organization and generally sell cranes and crane components of Demag Cranes on the basis of long-term sales agreements. In certain cases, the independent foreign agencies manufacture standard cranes onsite under license agreements, which are sold under the name "System Demag". Sales through Demag Cranes' subsidiaries to end-customers, including deliveries to the agencies and the MHE joint venture, accounted for 85.6% of all sales in the Industrial Cranes and Services segments in fiscal year 2004/2005. Products offered by Demag Cranes in the Industrial Cranes segment under the "Donati" brand are mainly sold by distribution partners in order to achieve differentiation from the premium "Demag" brand. Moreover, crane components are sold to third-party manufacturers, who use them to manufacture their own products and install them at their customers' premises. These third-party manufacturers are not entitled to offer products under the "Demag" brand, but instead sell them as white label products.

At present, Demag Cranes has 12 regional sales managers in the Port Technology segment, who report directly to the marketing director in Dusseldorf. Two of the regional distribution managers are constantly present in the Middle East and in Singapore, respectively. Each regional sales manager is responsible for several countries. The regional sales managers work closely together with the management that is responsible for the Port Technology segment in Dusseldorf in order to coordinate the activities in the relevant countries and regions.

In the Port Technology segment, Demag Cranes works globally together with 36 sales and service representatives. These are mostly independent dealers and agents. The representatives are either paid on a commission basis or work as traditional dealers, selling and purchasing Demag Cranes' products for their own account. In addition, the Port Technology segment also uses the Group's general sales network (in particular, in the United States, Great Britain, China, India, Brazil, Australia and South-East Asia).

All fully-automated products of the Port Technology segment are sold exclusively by the system development department, which has its offices in the research and development department in Dusseldorf. This approach was chosen by Demag Cranes so that the relevant system solutions can be developed in close co-operation with the customers. Demag Cranes initially sold its software packages for port automation via the software development department in Dusseldorf. On April 1, 2006, all software sales were transferred to TBA B.V. TBA B.V. had already been responsible for the sale of simulation software.

## Customers

While the customer base of the Port Technology segment principally consists of ports, terminal operators, governmental port authorities and the world's leading shipping companies, products and services from the Industrial Cranes and Services segments address a number of industries.

***Industrial Cranes segment.*** In the Industrial Cranes segment, Demag Cranes has a highly diversified customer base both in terms of the different industries that are covered and in terms of the number of customers. No more than 2.6% of the Industrial Cranes segment's total sales were attributable to a single customer in fiscal year 2004/2005. The standard cranes, hoists and crane construction kits of Demag Cranes can be used in almost all industries. Process cranes are manufactured for customer and industry specific applications, for example, for applications in the aviation industry, the paper industry, steel production and steel trade, the waste disposal and recycling sector and the handling of bulk materials.

In total, 8.8% of total sales were attributable to the ten most important customers in fiscal year 2004/2005. The largest customer group is the construction engineering industry (18% of sales in fiscal year 2004/2005), followed by OEMs (original equipment manufacturers), which normally manufacture cranes themselves and sell them under their own label (16% of sales in fiscal year 2004/2005).

***Port Technology segment.*** Major customer groups in the Port Technology segment include governmental port authorities as well as traditional port and terminal operators, with whom Demag Cranes maintains close customer relationships. Moreover, the major shipping companies, as potential direct customers, are becoming increasingly important due to their stronger involvement as shareholders in ports and terminals. Demag Cranes already established direct relationships with shipping companies at an early stage.

In fiscal year 2004/2005, approximately 39.3% of total sales in the Port Technology segment exclusive of sales to affiliated companies were attributable to the ten most important customers. Historically, however, the composition of the group of the ten most important customers has changed from year to year. With 76 mobile harbor cranes sold in fiscal year 2004/2005, there was no dependence on individual customers or individual regions. Demag Cranes has not experienced any material adverse effects from the consolidation that took place amongst port operators in 2004 and 2005, which involved, in particular, the group of the ten largest operators.

In 2005 Demag Cranes' Port Technology segment entered into two long-term projects: a framework agreement regarding the delivery of Automated Stacking Cranes and an agreement for the delivery of 96 Automated Guided Vehicles over an extended period of time, which, however, may be terminated at any time, in whole or in part, by the other contracting party against compensation for services already performed. The projects relate to the "Antwerp Gateway" in Belgium, for which a pre-series order for Automated Stacking Cranes has been received, and the Euromax Terminal in Rotterdam (the Netherlands) for Automated Guided Vehicles. Both agreements are of significant strategic importance to Demag Cranes, and constitute an important step to becoming a provider of integrated system solutions to major international customers. The Company expects that these will be used as reference projects for other potential customers.

***Services segment.*** In the Services segment, Demag Cranes offers services for products from the Industrial Cranes segment and for third-party products. These services are mostly aimed at end-customers. Only spare parts are also sold to dealers, crane construction partners and other crane manufacturers and service providers. There is no dependence on individual customers in this segment.

## Suppliers

Demag Cranes has approximately 1,200 suppliers in the Industrial Cranes and Services segments, and it cooperates with approximately 1,000 suppliers in the Port Technology segment. Demag Cranes' procurement strategy is aimed, first, at procuring an increasing number of materials according to just-in-time principles. Second, with respect to production, Demag Cranes is increasingly relying on manufacturing concepts based on standardization, as a result of which the Group can profit from modular purchasing strategies.

Demag Cranes' products already consist to a large degree of purchased components and modules. For the future, the Company has identified additional significant outsourcing potential for certain products, e.g. mobile harbor cranes, Automated Stacking Cranes, diesel-electric driven Automated Guided Vehicles, a potential the Company plans to exploit. In the Industrial Cranes and Services segments, Demag Cranes distinguishes between suppliers who are outsourcing partners and ongoing suppliers. Outsourcing partners are integrated into the manufacturing process to a greater extent. As a rule, agreements with outsourcing partners run between three and five years. In contrast, agreements with ongoing suppliers do not exceed one year. Four of the five most important suppliers of Demag Cranes in the Industrial Cranes and Services segments are outsourcing partners. In fiscal year 2004/2005, only approximately 10% of the total purchasing volume of the Industrial Cranes and Services segments was attributable to the five most important suppliers. In relation to assemblies delivered in fiscal year 2004/2005, approximately 37% of the total purchasing volume of the Industrial Cranes and Services segments was attributable to the five most important component groups. In relation to the components delivered, the largest groups consist of assembly-ready installation parts (approximately 9%) such as turned parts or ball bearings, equipment components (approximately 9%) such as magnets and grippers, and electronic components (approximately 8%).

In the Port Technology segment, approximately 80-90% of the purchasing volume is attributable to approximately 150 suppliers. The largest groups of supplied components consist of machine components (approximately 35%), steel (approximately 14%) and electronic or electric components (approximately 12%). In the Port Technology segment, Demag Cranes has also started implementing an extensive outsourcing concept in order to optimize procurement. During the first phase, the Company focused on supplier quality and the conclusion of logistics agreements for outsourcing activities. At present, Demag Cranes is introducing the outsourcing of complete components. All new products are designed such that production of a large proportion of the components can be outsourced ("design-to-outsource"). The Automated Stacking Cranes, the Generation 5 mobile harbor cranes and the diesel-electric driven Automated Guided Vehicles have already been developed according to this principle.

In structuring its supply relationships, Demag Cranes endeavors across all segments to largely minimize the effects of any global price increase in steel, plastics and transport costs. Steel requirements are generally covered in the Port Technology segment via short and medium-term fixed price agreements with steel suppliers or dealers, although, as a rule, Demag Cranes does not provide any volume guarantees. As a result of the increase in purchases of complete assembled structures, the effect of direct price increases in raw materials is mitigated to some extent. In the Industrial Cranes and Services segments, Demag Cranes can partially pass on price increases in raw materials to customers, as increases in raw materials prices are adjusted on an ongoing basis in line with price increases, particularly in the case of steel. The standard cranes manufactured by Demag Cranes usually have a 20 to 30 day delivery time, with the risk resulting from price increases between the order date and delivery being limited.

In the course of the restructuring that commenced in 2003, Demag Cranes reduced the number of suppliers in the Industrial Cranes and Services segments from approximately 2,600 to approximately 1,200. In addition, as a result of improved selection and monitoring of its suppliers, Demag Cranes has reduced the risk of default, thereby reducing the need for raw material storage capacity and its working capital requirements. Demag Cranes uses local suppliers for the new plants at lower-cost production locations, without deviating from its strict quality requirements. Thus, for example, Demag Cranes employs quality managers who monitor suppliers and crane partners globally in order to ensure compliance with Demag Cranes' quality standards.

### Real property holdings and plants

The following table provides an overview of Demag Cranes' most important real property holdings:

| Location | Area[1] | Rented/owned | Use |
|---|---|---|---|
| Wetter-Volmarstein, Germany | 45,631 $m^2$ | Owned (sale planned) | Administration (Group headquarters) |
| Wetter, Germany | 107,243 $m^2$ | Owned | Production and administration |
| Dusseldorf, Germany | 162,130 $m^2$ (of which 4,653 $m^2$ co-owned) | Owned | Production and administration |
| Stutzhaus-Crawinkel (Luisenthal), Germany | 38,722 $m^2$ | Owned | Production and administration |
| Uslar, Germany | 76,690 $m^2$ | Owned | Production and administration |
| Rheinberg, Germany | 12,603 $m^2$ | Rented | Workshop and administration |
| Antwerp, Belgium | 1,140 $m^2$ (building) 1,520 $m^2$ (surfaced property) | Rented | Production, warehouse and administration |
| Delft, the Netherlands | 450 $m^2$ (office space) | Rented | Administration TBA B.V., software development |
| Slany, Czech Republic | 60,356 $m^2$ | Owned | Production and administration |
| Salzburg, Austria | 14,587 $m^2$ | Owned (sale planned) | Workshop, warehouse and administration |
| Dietlikon, Switzerland | 8,140 $m^2$ | Owned | Workshop, warehouse and administration |
| Banbury, Great Britain | 27,710 $m^2$ | Rented | Production and administration |
| Châlons-en-Champagne, France | 50,016 $m^2$ | Owned (sale planned) | Workshop, warehouse and administration |
| Madrid, Spain | 16,693 $m^2$ | Rented | Production and administration |
| Milan, Italy | 24,891 $m^2$ | Rented | Production and administration |
| Brivio, Italy | 1,190 $m^2$ | Rented | Workshop, warehouse and administration |
| Daverio, Italy | 8,000 $m^2$ | Rented | Production and administration |
| Pune, India | 2,530 $m^2$ | Rented | Production and administration |
| Shanghai, China | 45,000 $m^2$ | Rented | Production and administration |
| Malov, Denmark | 3,647 $m^2$ | Rented | Workshop, warehouse and administration |
| Smithfield, Australia | 24,800 $m^2$ | Owned | Production and administration |
| Scoresby, Australia | 2,975 $m^2$ | Owned | Production and administration |
| Sao Paulo, Brazil | 77,650 $m^2$ | Owned | Production and administration |
| Klipfontein, South Africa | 68,623 $m^2$ | Owned (sale planned) | Production and administration |
| Solon, Ohio, United States | 60,247 $m^2$ | Owned | Production and administration |

| Location | Area[(1)] | Rented/owned | Use |
|---|---|---|---|
| San Bernardino, California, United States | 4,568 $m^2$ | Rented | Production |
| Houston, Texas, United States | 11,324 $m^2$ | Owned | Production and administration |
| Monroe, Ohio, United States | 1,329 $m^2$ | Rented | Workshop and warehouse |
| Columbus, Ohio, United States | 1,626 $m^2$ | Rented | Workshop and warehouse |

**Real property holdings and plants of MHE-Demag (S) Pte. Ltd. (50% interest held by Demag Cranes)**

| | | | |
|---|---|---|---|
| Singapore, Singapore | 11,510 $m^2$ (real property)<br>9,034 $m^2$ (building) | Land rented, building owned | Workshop, warehouse and administration |
| Klongluang Pathumthani, Thailand | 4,254 $m^2$ | Owned | Production and administration |
| Shah Alam, Malaysia | 10,851 $m^2$ | Owned | Production and administration |
| Simpang Renggam, Malaysia | 16,190 $m^2$ (real property)<br>4,747 $m^2$ (building) | Land rented, building owned | Production |
| Surabaya, Indonesia | 10,270 $m^2$ | Owned | Production and administration |
| Cilandak Jakarta, Indonesia | 1,178 $m^2$ (building) | Rented | Administration and workshop |
| Metro Manila, Philippines | 8,325 $m^2$ (real property)<br>1,850 $m^2$ (building) | Rented | Production and administration |
| Bingh Duong, Vietnam | 2,200 $m^2$ (real property)<br>1,000 $m^2$ (building) | Rented | Production and administration |

(1) In cases where the property is owned, the entire surface area of the property is stated; in cases of rented space or buildings, the rented floor space is stated.

Moreover, at various locations domestically and abroad, there are offices of regional representatives, service workshops, and warehouses which are less critical to the business and therefore have not been included in the table above. In addition, the Group owns real estate in Germany, Denmark and Thailand that is currently not being used in operations and, in some cases, is for sale.

## Environment

The purchase, production and distribution of products manufactured by Demag Cranes require the use, storage, transport and removal of materials and substances that, in some cases, are classified as hazardous to the environment. Demag Cranes is subject to extensive European Community, domestic and local environmental protection provisions that are constantly changing and becoming ever stricter. These cover, inter alia:

- air pollution;
- the discharge of waste water into above-ground and underground waterways;
- other emissions into the environment;

- generation, handling, storage, transport, treatment and removal of waste; and
- compliance with safety regulations at the workplace (see also "*Business activities—Regulatory provisions*").

Demag Cranes is subject to environmental protection provisions pursuant to which it is possible that the current or former owner or operator is made liable for the costs of remediating hazardous substances in the environment regardless of whether the owner or operator knew that such contamination existed, and irrespective of whether the owner or operator caused such contamination. Such liability could exist without regard to whether the course of events that resulted in such contamination was legal or not at the time at which they occurred. In particular, Demag Cranes' production sites (some of which are no longer used today) in Dusseldorf and Wetter have a long history of industrial use going back to 1906 and 1819, respectively. Thus soil and groundwater contamination with polycyclic aromatic hydrocarbons was found in the area of Plant I (which has since been sold) at the Wetter site, the scope of which is currently being more precisely defined in co-operation with the competent environmental office. The Company believes that the €2.0 million in provisions set aside for this risk as of March 31, 2006 is sufficient. Furthermore, the claim has been notified under the environmental liability insurance applicable for the relevant period. If and to what extent the insurance will provide coverage has not yet been clarified. It is possible that Demag Cranes will also be held responsible for other groundwater and soil contamination from the past and will have to bear the expenses for remediation. This also applies to earlier properties sold by Demag Cranes since then. Despite the fact that liability towards the purchaser could be largely excluded or limited, regulatory authorities and other third parties could hold Demag Cranes responsible for environmental burdens that arise in the future due to its prior ownership or prior use of such sites. With the exception of the Wetter site and the ongoing remediation work at the Dusseldorf site, Demag Cranes is currently not aware of any material environmental burdens at the production sites around the world.

Due to numerous uncertainties, particularly also in relation to the future legal situation, it is difficult to assess the future costs for environmental protection and the remediation of environmental damage. In light of this fact, taking into account the experience gathered by Demag Cranes to date, and based on the current facts of which the Company is aware in relation to the environmental situation at the production sites, Demag Cranes believes that the capital expenditure and remediation actions will not have a material adverse effect on Demag Cranes' financial condition and results of operations.

Moreover, Demag Cranes believes that the Company essentially complies with all environmental protection, health and safety regulations.

## Research and development, patents, licenses and trademarks

### *Research and development*

Demag Cranes considers itself a technology and innovation leader. Research and development within the Group is aimed at both improving the quality and performance of products, and at reducing manufacturing costs. In this respect, Demag Cranes does not limit itself to the development of new products and the continuing improvement of existing solutions. Rather, its aim is to reduce complexity and the number of individual parts required, and to develop new products in light of the manufacturing costs to be incurred. In product development, Demag Cranes is cost conscious ("design-to-cost"), process-optimized ("design-to-process") and increasingly focused on outsourcing ("design-to-outsource"). In particular, Demag Cranes is increasingly shifting towards modular production concepts, such as those that are already used for the new DR rope hoist and DC chain hoist generations or the new Generation 5 mobile harbor cranes. Also in the past, the Company supported innovation with substantial investment in research and development. On a consolidated basis, Demag Cranes' research and development expenses, including capitalized expenses, were €35.7 million in fiscal year 2002/2003, €21.2 million in fiscal year 2003/2004 and €21.7 million in fiscal year 2004/2005. In the fiscal years 2002/2003 and 2003/2004, the Company incurred development costs in the Port Technology segment primarily in connection with the development of the serial production of the HMK mobile harbor cranes, in connection with the development and enhancement of products (Wide Span Gantries and Automated Stacking Cranes), and in the Industrial Cranes segment primarily in connection with the development of the DR rope hoist and DC chain hoist product families.

The following projects are among the most important research and development projects of the last three years and the current fiscal year:

***Industrial Cranes segment.*** In order to achieve the best possible research and development results, Demag Cranes has entered into a number of strategic co-operations in the Industrial Cranes segment, which concern, for example, electronic controls, remote controls and frequency inverters.

Demag Cranes spent a significant portion of its sales on research and development in recent years in order to develop the new DR rope hoist and DC chain hoists generation. In the Industrial Cranes segment, Demag Cranes is now concentrating on successful market introduction of the newly developed products and is therefore planning a slight reduction in research and development expenditures for fiscal year 2005/2006. Research and development work for the Industrial Cranes segment, which is also responsible for the Services segment, is carried out by 91 employees at the Wetter site (Germany). There are also four other employees at a foreign subsidiary, who work on basic development (new product development).

In fiscal year 2004/2005, Demag Cranes concentrated its research and development efforts on development of new, high-performance products. Such new products include the new DR rope hoist generation with a lifting capacity in excess of 10 tons, whose market introduction is currently underway. A further focus in fiscal year 2004/2005 was the expansion of the new DC chain hoist generation. This product has already been successfully launched.

***Port Technology segment.*** In the Port Technology segment, Demag Cranes develops new products mostly in close co-operation with customers. In the future the Company plans to continue the approach of selling new developments of future products or models initially as prototypes to important premium customers. This approach has been successful in the past. In this respect, as in the past, great importance will be placed on precise agreement on the desired scope of performance and the required range of testing in real operations at the customer's premises.

Demag Cranes has established separate departments for research and development and engineering in the Port Technology segment. While the research and development department has 30 employees and is responsible for strategic development of new products and applications, the engineering department, with 75 employees, is responsible for preparing prototypes for serial production, ongoing product optimization, and the solving of day-to-day technical problems as well as making necessary customer adjustments.

The responsibility of the research and development department includes general research activities, design studies, concept development, conceptual designs of new equipment (including simulations and cost calculations) and the development of new product generations. An in-house system development group exists within the research and development department, which supports customers in the development of terminals. The system development group designs system solutions and concepts for new terminals or as part of the new development or upgrading of existing terminals. Such projects can focus, inter alia, on increasing the productivity of crane systems at docks and moorings in order to handle an increasing number of containers or to increase the container stacking density without expanding the terminal facility. At present, the Port Technology segment's system development is working on three projects for so-called hub terminals, where Automated Guided Vehicles, Automated Stacking Cranes and software could be sold. These projects could be implemented in the medium-term.

### *Patents, licenses and trademarks*

Demag Cranes holds a large number of intellectual property rights that are of great importance to the Company. Therefore the portfolio of intellectual property rights is thoroughly monitored on an ongoing basis with the assistance of information services and by patent attorneys.

Due to its value and its reputation, the "Demag" trademark is of central importance to Demag Cranes as the most important trademark. It has been filed for registration in 78 countries, and registration is planned in other countries. The holder of the rights in the "Demag" trademark is Mannesmann Demag Krauss-Maffei GmbH (MDKM). It has granted Demag Cranes an unlimited in time, unrestricted, worldwide and exclusive license for the drives, hoists and cranes areas as well as for future related product types (unless the latter relate to the business of the other licensees of the designation "Demag") and services in the Industrial Cranes and Services segments, and, in the

Port Technology segment, for the harbor crane, railway crane and unmanned Automated Guided Vehicle system areas as well as for related services. The license was granted for a single payment of €250,000 and includes the right to grant sub-licenses to Demag Cranes' segments or subsidiaries. Demag Cranes may also file new applications for the "Demag" trademark. However, pursuant to the license agreement, Demag Cranes is obliged to indemnify MDKM against all claims by third parties, which are based on the use of the "Demag" trademark by Demag Cranes. This applies in particular to potential claims by other former companies of the Mannesmann group, with which MDKM has also concluded license agreements in relation to the designation "Demag".

At present, Demag Cranes is pursuing an action in Switzerland, in which it is challenging the registration of the trademark "DemagX" for magnetization and demagnetization products. Demag Cranes is optimistic about the outcome of this proceeding. The same applies to current actions against the Chinese trademark "Demag Demeigao", the Hungarian trademark "Demasz" and the Indonesian trademark "Demak". At present there are no trademark disputes against Demag Cranes.

In the Port Technology segment, Demag Cranes holds the registered trademarks "Gottwald port technology (with figurative elements: wave and letter "G")", "port technology (with figurative elements: wave and letter "G")", "port technology (with figurative wave element)", "Visumatic" and "Navimatic" (the latter in Germany only). Moreover, applications have been filed for the trademarks "G (with figurative wave element)", "Gottwald" and "You name it, we crane it". All of the trademark registrations/applications (except for Navimatic) cover the western industrialized countries and, in part, also Latin America and the Far East.

In the Industrial Cranes and Services segments (per September 30, 2005), Demag Cranes holds 588 other intellectual property rights (patents, design and utility patents) in addition to the registered trademarks, 296 of which relate to handling technology, 174 to drive technology, 78 to rope hoists and 40 to cranes. The focus is on patents/patent applications (totaling 544, 381 of which are registered so far) consisting of 87 patent families and 49 domestic individual patents/ patent applications. Certain features of the core products are protected by patents. As of September 30, 2005, the average remaining term of the intellectual property rights for cranes was 14.5 years, 14.6 years for handling technology, 11.8 years for drive technology and 14.2 years in relation to services.

In the Port Technology segment, Demag Cranes holds 551 patents/patent applications in 46 patent families; 479 of these are registered. Thirteen of the 46 patent families are in current use.

In the Port Technology segment, Demag Cranes has granted to purchasers of its systems and products the licenses required for use within the normal parameters. Moreover, there are reciprocal license relationships with co-operation companies, with whom Demag Cranes works together, in particular, in developing software-supported automation systems.

**Litigation/administrative proceedings**

The Company is not aware of any pending or threatened legal disputes or proceedings other than those described below, which could have a material adverse effect on the Company's business activities or that did have such a material adverse effect on the Company's business activities in the last twelve months. The companies forming part of the Demag Cranes Group are involved in a number of judicial, arbitration and administrative proceedings, domestically and abroad. Although the outcome of these proceedings is naturally uncertain, the Company does not expect that even an unfavorable outcome of such proceedings would have a material adverse effect on its business activities.

***Class action in connection with asbestos injuries***

In Louisiana and Texas in the United States, Demag Cranes & Components Corp., Cleveland, United States, is a defendant in two class action suits with 88 and 112 plaintiffs, respectively, and more than 100 defendants, in each case for injuries incurred as a result of alleged asbestos-related effects on individuals. The plaintiffs in both proceedings are employees of the same employer. Both proceedings are still in an early stage, and to date no compensatory damage claims have been quantified, nor have the plaintiffs specified which product of Demag Cranes & Components Corp. is supposed to have caused the asbestos injuries. Demag Cranes is aware of only one Demag Cranes product component containing asbestos, which was purchased from a supplier and integrated into Demag Cranes products by a legal predecessor of Demag Cranes & Components GmbH until the mid-1980s. Demag Cranes & Components Corp. believes that the claims filed against it are unfounded. Absent specification of the date of the alleged injuries, it is impossible to determine the exact scope of insurance coverage at present. However, insurance coverage did exist for the claims asserted under the company and group insurance which were applicable at the time of the damage with a maximum initial coverage of approximately DEM 20 million (equivalent to approximately €10.2 million) in the early 1970s and which had successively been increased to more than DEM 300 million by the end of the 1990s (equivalent to approximately €153.4 million). For asbestos injuries caused after January 1, 1998, insurance coverage is limited to DEM 5 million (equivalent to approximately €2.6 million). There is no insurance coverage for asbestos injuries caused after January 1, 2000.

On June 19, 2006, Demag Cranes & Components Corp. received a summons naming it as one of 68 defendants in a complaint filed in West Virginia state court on May 15, 2006 by 18 plaintiffs alleging asbestos-related injuries. Damage claims have not been quantified, nor have the plaintiffs specified which product of Demag Cranes & Components Corp. is alleged to have caused asbestos-related injuries.

In 2005, two further actions relating to alleged asbestos injuries were concluded. One of the complaints was dismissed without merit, while in the other proceedings, Demag Cranes & Components Corp. settled with the plaintiff by paying a flat fee of approximately $50,000 (based on a conversion date of March 31, 2006, this is equivalent to approximately €41,000). The settlement amount was underwritten by the insurance of Demag Cranes & Components Corp. less a deductible of $5,000 (based on a conversion date of March 31, 2006, this is equivalent to approximately €4,100). It cannot be ruled out that further claims will be filed against Demag Cranes in the future for injuries based on alleged asbestos hazards to individuals.

***Compensatory damages claim before the Commercial Court of Vienna***

On September 29, 2005, an Austrian customer brought proceedings against Demag Cranes & Components AG, Dietlikon (Switzerland) for payment of compensatory damages and declaration of liability for further damage in connection with the delivery of a long material storage facility before the Commercial Court of Vienna. The total amount at issue is approximately €2.1 million. Demag Cranes & Components AG sold the long material handling business segment, together with all assets and liabilities, including risks under warranties vis-à-vis customers in October 2003. Demag Cranes & Components AG therefore assumes that it has an indemnity claim against the purchaser of the long material handling business segment. In addition, Demag Cranes & Components AG believes that the claim asserted against it is without merit.

***Compensatory damages claim before the District Court of Bogotá***

On June 19, 2002, proceedings were brought against Demag Cranes & Components Corp., Cleveland, United States, for payment of compensatory damages of $7.4 million (based on a conversion date of March 31, 2006, this is equivalent to approximately €6.1 million) based on a damage claim involving an hydraulic dredger in 1997. The relevant dredger was manufactured by Mannesmann Demag AG, which sold its hydraulic dredger manufacturing business in 1997, including all associated liabilities. In a letter dated September 22, 2004, the purchaser of the dredger business stated that it would indemnify Demag Cranes & Components Corp. against any and all claims asserted in connection with the legal dispute.

***Pending legal disputes in connection with job-related accidents while operating cranes***

An employee of a customer in the United States is asserting compensatory damages claims and damages against Demag Cranes & Components Corp., Cleveland, United States, for pain and suffering in the amount of approximately $5 million (based on a conversion date of March 31, 2006, this is equivalent to approximately €4.1 million) before the District Court of the District of Franklin, Missouri, United States, resulting from an accident involving the operation of a crane. The cause of the accident is disputed between the parties. Demag Cranes & Components GmbH, which was originally also a defendant to the proceedings, was released from the proceedings against payment of $75,000 (based on a conversion date of March 31, 2006, this is equivalent to approximately €62,000). This amount was reimbursed by the insurance of Demag Cranes & Components GmbH less the agreed deductible. A hearing has been granted for August 2006. Demag Cranes & Components Corp. believes that the claims asserted against it are without merit. There is insurance in place for the claims under various company and group insurance policies up to a maximum of $251 million (based on a conversion date of March 31, 2006, this is equivalent to approximately €207.4 million). The group insurance policies cover enterprises in the United States affiliated with Demag Cranes & Components Corp. as of the date of the event of loss.

In an action brought on November 23, 2005 before the lower instance court of the District of Cuyahoga, Ohio, United States, the plaintiff is asserting compensatory damages claims and damages for pain and suffering against Crane America Services Inc., Dayton, United States, in connection with the operation of a crane allegedly maintained by Crane America Services Inc. the amount of which has not been finally determined. Crane America Services Inc. believes the claims asserted against it are without merit.

In an action brought on March 7, 2005 before the District Court of the District of Jefferson, Kentucky, United States, a plaintiff is asserting unquantified compensatory damages claims against Demag Cranes & Components Corp. and other defendants based on injuries suffered in connection with the operation of a Demag crane. Demag Cranes & Components Corp. believes that the claims asserted against it are without merit.

In an action dated October 7, 2005 before the District Court of the City of Roanoke, Virginia, United States, an employee of a customer in the United States is claiming compensatory damages against his employer, Demag Cranes & Components Corp. and Crane America Services, Inc., Dayton, USA, in an amount of $1.0 million (based on a conversion date of March 31, 2006, this is equivalent to €0.8 million) in connection with a work accident while operating a Demag Crane hoist. Demag Cranes & Components Corp. and Crane America Services, Inc. believe that the claims asserted against them are without merit.

There is insurance for the claims asserted in the aforementioned actions of March 7, 2005, October 7, 2005 and November 23, 2005, under various company and group insurance policies up to a maximum total coverage of $175 million (based on a conversion date of March 31, 2006, this is equivalent to €144.6 million) less a deductible of $500,000 (based on a conversion date of March 31, 2006, this is equivalent to €0.4 million). In addition to Demag Cranes Group companies, the group insurance policies cover other enterprises in the United States affiliated with Demag Cranes & Components Corp. as of the date of the event of loss.

In an action filed on April 4, 2003 before the highest court of the State of New York, in the District of Erie, United States, against, inter alia, Demag Cranes & Components Corp., a plaintiff is asserting compensatory damages claims in the approximate amount of $20 million (based on a conversion date of March 31, 2006, this is equivalent to approximately €16.5 million) based on injuries suffered in connection with the derailing of a Demag Cranes crane. The cause of the accident is disputed between the parties. Demag Cranes & Components Corp. believes that the claims asserted against it are without merit. There is insurance for the claim asserted under various company and group insurance policies up to a maximum total coverage of $251 million (based on a conversion date of March 31, 2006, this is equivalent to €207.4 million). The group insurance policies cover enterprises in the United States affiliated with Demag Cranes & Components Corp. as of the date of the event of loss.

***Impending legal disputes in connection with job-related accidents while operating cranes***

Demag Cranes is also aware of a number of work-related accidents in connection with the operation of Demag Cranes cranes or crane components. In the United States, the Company became aware of a total of seven accidents in 2004 and 2005 relating to the operation of Demag Cranes products, in which individuals were injured and one person was killed. In Germany, there was an accident at a customer's site in February 2006 where one of the customer's employees was injured. In October 2003, there was an accident in Switzerland in connection with the operation of a Demag Cranes crane, in which one person was injured. In June 2005, an employee of Demag Cranes & Components Ltda., Cotia, Brazil, was killed in a work-related accident (in this respect, see also "*—Investigative proceedings in connection with work-related accidents*"). To date, no complaints have been brought against the companies of the Demag Cranes Group in relation to these cases, although it cannot be ruled out that actions may be subsequently brought.

***Investigative proceedings in connection with work-related accidents***

On June 20, 2005, an employee of Demag Cranes & Components Ltda. in Brazil was killed as a result of a work-related accident during maintenance work at a customer's place of business. The final investigative report of the police contains no grounds for fault on the part of Demag Cranes & Components Ltda. or its employees. At present, however, there has been no final decision as to whether criminal proceedings or proceedings for breach of labor law provisions will be commenced in relation to this matter. To date, no claims for damages have been asserted against Demag Cranes & Components Ltda.

On October 8, 2004, there was a work-related accident at Donati Sollevamenti S.r.l., Daverio, Italy, in which an employee was injured. Subsequently, the competent health authority imposed a fine on the managing director responsible for work safety at Donati Sollevamenti S.r.l., which was paid. Moreover, in connection with this accident, the department of public prosecutions is currently conducting investigative proceedings against the managing directors of Donati Sollevamenti S.r.l. based on an alleged violation of safety protocols. The Company believes that the accusations are not justified.

On September 19, 2002, there was a work-related accident in the Wetter plant of Demag Cranes & Components GmbH, in which an employee was killed. Criminal proceedings for involuntary manslaughter were brought against another employee of Demag Cranes & Components GmbH in this context. The criminal proceedings were dismissed by the Local Court of Hagen on July 21, 2004, subject to conditions, based on a lack of public interest in a criminal prosecution of the matter. To date, no compensatory damages claims have been asserted against Demag Cranes & Components GmbH on the basis of this accident.

On August 28, 1997 there was a work-related accident at an end-customer's premises in Spain in connection with a Demag Cranes crane, in which one of the end-customer's employees was injured. In this context, Local Court No. 2 in Villafranca del Penedés, Spain, conducted investigative proceedings against Demag Cranes & Components S.A., Madrid, Spain. An action brought against Demag Cranes & Components S.A. before the Barcelona Social Court No. 4 in this regard was dismissed in the first instance by a judgment dated April 7, 2006. The opposing party announced it would appeal this decision.

***Labor and social law disputes in the United States and Spain***

A former employee of Crane America Services, Inc. brought a complaint for age discrimination and distress against Crane America Services, Inc. in July 2004 before the District Court of the District of Jefferson, Alabama, United States, claiming compensatory damages and damages for pain and suffering in the amount of $5 million (as of the reference date of March 31, 2006 this corresponds to approximately €4.1 million). The reason for the claim was the enforcement of claims by Crane America Services, Inc. against the plaintiff based on a breach of a non-compete covenant. Crane America Services, Inc. believes that the claims asserted against it are without merit.

In a complaint against Demag Cranes & Components S.A., Madrid, Spain, dated January 16, 2006 before the Social Court of Madrid, the competent union is claiming that the relocation of the operations of Demag Cranes & Components S.A. and 170 employees to a location 30 km away breaches provisions under the collective bargaining agreement. The union wants the measure declared null and void and, alternatively, compensation for greater travel distances to the new workshops. The action was dismissed in the first instance by judgment dated April 17, 2006. The opposing party announced it would appeal this decision.

In connection with an accident while operating a Demag Cranes crane in 1997, the relevant social insurance carrier is seeking recovery from Demag Cranes & Components S.A., Madrid, Spain. The action filed in opposition by Demag Cranes & Components S.A., Madrid, Spain, dated February 23, 2005 was dismissed by Social Court No. 1 of Léon in a judgment dated September 1, 2005. Demag Cranes & Components S.A., Madrid, Spain filed an appeal against this judgment dated February 15, 2006.

***Legal dispute based on a patent infringement with Kirow***

Gottwald Port Technology has filed a complaint against Kirow Leipzig KE Kranbau Eberswalde AG (Kirow) before the Regional Court of Dusseldorf based on infringement of a patent held by

Gottwald Port Technology GmbH. These proceedings were suspended in October 2001 after Kirow filed a nullity suit against the patent. In the nullity suit, the Federal Patent Office ruled that the patent be maintained subject to some minor restrictions. On May 27, 2003, Kirow filed an appeal against this decision with the German Federal Supreme Court (*Bundesgerichtshof*, "BGH"). The amount at issue under the patent infringement proceeding and the nullity proceedings is €1.0 million each.

***Search of office premises by the Kaiserslautern Department of Public Prosecutions***

The business premises of Gottwald Port Technology GmbH in Dusseldorf were searched in January 2006 in connection with investigative proceedings based on alleged bribery against the managing director of a customer of Gottwald Port Technology GmbH. The search was based on suspicions that had arisen in the course of the aforementioned investigative proceedings that a deceased employee of Gottwald Port Technology GmbH may have made an illegal payment to the accused managing director of the customer. As far as the Company is aware, the investigations are presently not directed against employees of Gottwald Port Technology GmbH or other employees of Demag Cranes.

**Regulatory provisions**

In every country in which the Company operates it is subject to applicable statutes and provisions. These include, in particular, provisions concerning operating permits, technical safety and environmental protection, building provisions, labor law provisions, provisions concerning employment protection and work safety. Thus, for example, the employers' liability insurance association's rules in Germany for accident prevention relating to cranes (BGV D 6-Krane) and to winches, hoisting and pulling equipment (BGV D8) must already be taken into account when constructing crane systems or hoisting or pulling equipment.

Demag Cranes has obtained the required operating permits for all its operating sites. With respect to Donati Sollevamenti S.r.l., the operating permit applied for in the municipality of Daverio (Varese) in 1990 cannot be located and may thus have to be re-issued. Donati and the competent authorities assume that the prerequisites for the permit are met.

Moreover, in the EU, Demag Cranes' products may be introduced to the market, exchanged or maintained only if they meet the relevant safety provisions, health requirements and quality requirements of European Parliament and Council Directive 98/37/EEC of June 22, 1998 for the harmonization of the laws of the member states relating to machinery (as amended), the Equipment and Product Safety Act (*Geräte- und Produktionssicherheitsgesetz*) and the related regulations, in particular, the Machinery Regulation (9th GPSGV) and the Use of Work Equipment Regulation (*Arbeitsmittelbenutzungsverordnung*). These provisions are constantly updated in line with technical progress.

According to the detailed provisions of BGV D6 and BGV D8 applicable in Germany, the manufacturer must ensure that its products at least comply with the generally accepted rules of technology as specified by numerous DIN norms (e.g. DIN 15003, 15020 *et seq.* for hoists, DIN 15018 *et seq.* for cranes). These provisions are also subject to constant adjustment to safety developments. Similar provisions also exist abroad in some cases. Compliance with work safety rules and therefore with provisions concerning construction and equipment of Demag Cranes' products is ensured in Germany by annual operator-required inspections of crane systems and hoists. These inspections are conducted to determine whether the respective system is in a condition that ensures work safety as of the time of the inspection. In addition, non-compliance with the relevant work safety provisions can be prosecuted as a regulatory offense pursuant to § 209 (1) Social Law Code ("SGB") VII.

At present, the effects of future statutory provisions concerning air cleanliness, water cleanliness and waste disposal (see also "—*Environment*") and the health and safety of employees cannot be foreseen.

Demag Cranes' business is highly export-oriented. Distribution of its products may be subject to the provisions of the foreign trade and payments law of the European Community and of the Federal Republic of Germany as exports to countries outside the European Union, and in some cases as so-called introduction of goods (*Verbringung*) within the European Union. Therefore Demag Cranes has appointed an export officer and an export control officer, who are responsible for supervising the company-internal guideline on export control. Authorization of exports may be required by the so-called Dual Use Regulation (EC) No. 1334/2000 as amended by Regulation (EC) No. 394/2006) and the Foreign Trade and Payments Act (*Außenwirtschaftsgesetz*) in conjunction with the Foreign Trade and Payments Regulation (*Außenwirtschaftsverordnung*). The Dual Use Regulation subjects the export of goods that may have both civil and military applications to prior authorization by the Federal Office for Finance and Export Control ("BAFA"). There is an obligation to obtain authorization for goods that have a military end application or that can be used for such purposes and that are intended to be exported to countries on the so-called K list of countries (currently Iran, Cuba, Lebanon, Mozambique, North Korea and Syria) if BAFA has advised on this or Demag Cranes is aware of this destination country (in the case of prior introduction of goods within the European Union). Subject to similar requirements, authorization must be obtained pursuant to the Foreign Trade and Payments Regulation prior to export if goods can be used in facilities for nuclear technology purposes in the countries of Algeria, India, Iran, Iraq, Israel, Jordan, Libya, North Korea, Pakistan and Syria. Given that the foreign trade and payments provisions (including the lists of "sensitive" countries) are continuously adjusted in line with foreign policy developments, supervision of compliance with export control is of considerable importance to Demag Cranes. This also applies to payment transactions requiring supervision with foreign countries that are not part of the European Union. Compliance with these provisions by Demag Cranes is regularly reviewed by the local tax authority in Cologne, which is responsible for supervising foreign trade and payments.

## Employees

The following tables provide an overview of the number of employees (not including temporary employees, trainees and interns) of the Demag Cranes Group as of September 30, 2003, September 30, 2004, September 30, 2005 and as of March 31, 2006, by segment or region, respectively:

| | As of September 30, | | | As of March 31, |
|---|---|---|---|---|
| **Segment** | **2003** | **2004** | **2005** | **2006** |
| Industrial Cranes* | 4,714 | 3,698 | 3,332 | 3,303 |
| Port Technology | 599 | 627 | 684 | 736 |
| Services | 1,368 | 1,458 | 1,504 | 1,549 |
| **Total Demag Cranes Group** | **6,681** | **5,783** | **5,520** | **5,588** |

* Including central functions of the former DCC-Group

| | As of September 30, | | | As of March 31, |
|---|---|---|---|---|
| **Region** | **2003** | **2004** | **2005** | **2006** |
| Germany | 3,668 | 2,973 | 2,783 | 2,804 |
| Europe (excluding Germany) | 1,528 | 1,379 | 1,263 | 1,252 |
| North and South America | 893 | 869 | 869 | 900 |
| Other regions | 592 | 562 | 605 | 632 |
| **Total Demag Cranes Group** | **6,681** | **5,783** | **5,520** | **5,588** |

As of March 31, 2006, Demag Cranes had a total of 5,588 employees, 3,303 of whom worked in the Industrial Cranes segment, 736 in the Port Technology segment, and 1,549 in the Services segment. Abroad, 1,601 employees were employed in the Industrial Cranes segment, 39 in the Port Technology segment, and 1,140 in the Services segment. As of March 31, 2006, the Company did not have any employees.

As of September 30, 2005, Demag Cranes employed 214 temporary employees in Germany in accordance with the Temporary Employment Act (*Arbeitnehmerüberlassungsgesetz*). On average, Demag Cranes employed 227 temporary employees in Germany, in fiscal year 2004/2005 30 of whom were employed in the Industrial Cranes segment, and 197 of whom were employed in the Port Technology segment. In addition, Demag Cranes has temporary employees in the Industrial Cranes segment in various national subsidiaries in accordance with the respective domestic provisions. In fiscal year 2004/2005, Demag Cranes employed an average of 84 temporary employees outside Germany.

In the Industrial Cranes and Services segments, the number of employees was reduced by approximately 20% from 6,082 as of September 30, 2003 to 4,836 as of September 30, 2005. As of March 31, 2006, these segments employed 4,852 employees. In Germany, headcount reductions were based on shop agreements with corresponding agreements for settlement of interests. In the Port Technology segment, the number of employees increased by approximately 14% from 599 as of September 30, 2003 to 684 as of September 30, 2005.

Demag Cranes & Components GmbH and Gottwald Port Technology GmbH, which are indirect subsidiaries of Demag Cranes AG, are bound by collective bargaining agreements and are members of the Arbeitgeberverband der Eisen- und Metallindustrie Düsseldorf und Umgebung e.V. Demag Cranes & Components GmbH is also a member of the Arbeitgeberverband der Metall- und Elektro-Industrie NRW e.V., Arbeitgeberverband der Metall- und Elektro-Industrie in Thüringen e.V. and Arbeitgeberverband der Metallindustriellen Niedersachsens e.V. The settlement agreements (*Haustarifverträge*), association agreements (*Verbandsverträge*) and regional collective bargaining agreements (*Flächentarifverträge*) entered into by the employers' associations or umbrella organizations with the unions apply to Demag Cranes & Components GmbH. The regional collective bargaining agreements entered into between Verband der Metall- und Elektro-Industrie NRW e.V. and the unions apply to Gottwald Port Technology GmbH.

Demag Cranes & Components GmbH entered into a five year collective restructuring agreement (*Sanierungstarifvertrag*) dated November 26, 2004 with IG Metall, which covers all employees at the Wetter, Uslar and Luisenthal sites. The collective restructuring agreement provides for a prohibition of dismissals due to operational requirements and a minimum number of employees until December 31, 2007. During the following two years, the number of employees may be reduced through dismissals due to operational requirements at each site and in each year to the extent stipulated in the collective restructuring agreement. After December 31, 2009, dismissals due to operational requirements may be effected in accordance with the applicable statutory and collective bargaining provisions.

For the period from 2005 through 2007, the collective restructuring agreement provides for a temporary and partial suspension of specific provisions of the regional collective bargaining agreement regarding the respective standard wage increase, the vacation compensation and a special payment, except for a lump sum payment. The provisions of the regional collective bargaining agreement (*Flächenvertrag*) as then amended apply again from 2008 onwards. From fiscal year 2008/2009 on, the employees affected by suspension of the payments under the collective bargaining provisions might also be entitled to a bonus depending exclusively on the performance of Demag Cranes & Components GmbH. The maximum bonus per fiscal year and employee is €2,000 (gross), and is limited to a total of €17,500 (gross) per employee. The bonus is payable if Demag Cranes & Components GmbH's EBIT exceeds certain thresholds.

Moreover, the respective national subsidiaries of Demag Cranes & Components GmbH are members of employer organizations in France, Austria, Spain, Italy, Denmark, South Africa and Australia.

### Insurance

Prior to the initial public offering, Demag Cranes AG and its domestic and foreign subsidiaries will be insured in part through Demag Cranes AG's own policies, in part through group insurance policies of its (indirect) parent company, Demag Holding S.à r.l., and in further part through excess business and product liability policies in connection with the participation of private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") in Demag Holding S.à r.l. By the time of the initial public offering, the Company will have replaced the coverage under the group insurance policies of its (indirect) parent company, Demag Holding S.à r.l., lapsing on the date the Company goes public with new insurance policies for itself and its direct and indirect domestic and foreign subsidiaries that will become effective no later than at that time. The insurance coverage under Demag Cranes AG's own policies and under other group policies will remain in effect after the initial public offering.

The Company and its domestic and foreign subsidiaries are insured by property insurance and business interruption insurance. The insurance is on an all risk basis subject to customary exemptions. Risks associated with acts of terrorism are also exempted. A business liability, product liability and environmental liability insurance program providing coverage of up to a total of $5.0 million (based on a conversion date of March 31, 2006, this is equivalent to approximately €4.1 million) is in place for the Demag Cranes Group. Moreover, there is excess coverage for business liability of up to $150.0 million (based on a conversion date of March 31, 2006, this is equivalent to approximately €123.9 million). Moreover, the Company is also insured via other policies, in particular, goods transport insurance and D&O insurance covering the members of the governing bodies of the Company and all subsidiaries.

An external broker advises the Company and its subsidiaries in relation to insurance contracts and their administration. It cannot be ruled out that the amendment of the insurance protection will result in certain additional costs for Demag Cranes. The Company's believes that the Group's companies will continue to have adequate insurance protection in accordance with industry standards after the initial public offering pursuant to the new insurance policies taken out by Demag Cranes AG.

## INFORMATION ON DEMAG CRANES AG

### History and development of the business activities of Demag Cranes

Demag Cranes AG was formed on August 8, 2002 in the legal form of a German limited liability company under the name DCC HoldCo 3 (drei) GmbH with its registered office in Dusseldorf and with a nominal share capital of €25,000. The Company was registered in the commercial register of the Local Court of Dusseldorf under HRB 42958 on August 26, 2002. Pursuant to a shareholders' resolution adopted on January 10, 2003, DCC HoldCo 3 (drei) GmbH's registered office was moved from Dusseldorf to Wetter (Ruhr) and the Company was registered in the commercial register of the Local Court of Wetter (Ruhr) under HRB 1015 on April 19, 2003. Due to the continuation of the commercial register in electronic form and a simultaneous change in local jurisdiction, DCC HoldCo 3 (drei) GmbH was registered in the commercial register of the Local Court of Hagen under HRB 5548 on December 12, 2003. On April 28, 2006, the shareholders resolved to change the legal form of DCC HoldCo 3 (drei) GmbH and convert it to Demag Cranes AG. The change in legal form was recorded in the commercial register on May 11, 2006.

The Company's share capital was increased to its current amount of €21,172,993 in several stages: pursuant to a shareholders' resolution adopted on May 22, 2003 and registered in the commercial register on July 3, 2003, the nominal share capital of the Company was increased out of capital reserves by €1,306,350, from €25,000 to €1,331,350. Pursuant to a shareholders' resolution adopted on November 27, 2003 and registered in the commercial register on March 31, 2004, the nominal share capital was increased against cash contributions by €119,000, from €1,331,350 to €1,450,350, and the shareholder DCC Management Beteiligungs GmbH & Co. KG was permitted to subscribe to the capital contribution. Pursuant to a shareholders' resolution adopted on April 28, 2006 and registered in the commercial register on May 5, 2006, the Company's nominal share capital was increased from capital reserves by €10,152,450, from €1,450,350 to €11,602,800. After the Company's conversion into a stock corporation, its share capital was increased against in-kind contributions pursuant to a resolution of the General Shareholders' Meeting adopted on May 18, 2006 and registered in the commercial register on June 1, 2006 by €9,570,193, from €11,602,800 to €21,172,993. The new shares were subscribed by Gottwald Luxembourg 2 (b) S.à r.l. and Gottwald Management Beteiligungs GmbH & Co. KG against contribution of all the shares in Gottwald HoldCo 3 (drei) GmbH.

The companies operating within the segments of Demag Cranes have been affiliated under changing group management since 1988; however, their respective origins date back to 1819 and 1906. Today's Industrial Cranes and Services segments trace their roots back to the Mechanische Werkstätten Harkort & Co. in Wetter an der Ruhr, which was founded in 1819. Their successor entities were merged into Deutsche Maschinenfabrik AG (Demag) in 1910. Demag formed part of the Mannesmann Group from 1974 onwards. In 1992, the segment was hived off to Mannesmann Demag Fördertechnik AG with registered office in Wetter. The Port Technology segment was founded in 1906 under the name of Maschinenfabrik Ernst Halbach AG in Dusseldorf and celebrates its 100th corporate anniversary this year. From 1928, the segment operated under the name of Leo Gottwald KG and manufactured cranes and hoists for numerous applications. The first mobile harbor cranes were developed at the end of the 1950s. In 1988, Mannesmann Demag AG took over Leo Gottwald KG and integrated the company in its group as the harbor and railway cranes segment. At the same time, the first Automated Guided Vehicles were developed and sold. As part of a restructuring in 1996, the mobile harbor cranes segment was assigned to Mannesmann Demag Fördertechnik AG.

Mannesmann Demag Fördertechnik AG changed its name to Mannesmann Dematic AG in 1997. In 2001, Mannesmann Dematic AG's parent company, Atecs Mannesmann AG, was sold to Siemens AG and Robert Bosch GmbH, which divided up the various segments between them. Atecs Mannesmann AG's mechanical engineering line of business, to which Demag Cranes' current segments also belonged, was taken over by Siemens AG, which sold it together with other investments to Demag Holding S.à r.l. in 2002, in which private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. hold an 81% equity interest, and Siemens AG a 19% equity interest.

**Registered office, fiscal year, term of the Company, corporate purpose**

The registered office of Demag Cranes AG is Wetter (Ruhr). The Company is registered in the commercial register of Hagen under HRB 7364. Its headquarters are located at Ruhrstraße 28, 58300 Wetter, telephone +49 (0)2335-92-0, internet address: www.demagcranes-ag.com. The General Shareholders' Meeting resolved on May 18, 2006 to relocate the registered office from Wetter (Ruhr) to Dusseldorf. The Company will soon apply for a registration of the change in registered office in the commercial register. The Company's new address will be Forststraße 16, 40597 Dusseldorf, telephone +49 (0)211-7102-0.

The Company was incorporated in Germany and is governed by German law. Its fiscal year ends on September 30 of each calendar year.

The Company has been established for an unlimited period of time.

Pursuant to § 2 of the Company's articles of association, the corporate purpose of the Company is the management of a group of companies operating, in particular, in the fields of developing, planning, manufacturing, selling and marketing machinery, equipment and other trade goods, and providing services in the areas of transport processes and port technology, including cranes, automatic harbor systems and similar products, as well as their components and related software solutions. Such management also includes the provision of services to Group companies. The Company may also operate directly in the fields mentioned above. It is authorized to take any actions and to conduct any transactions, which appear suited to serve the corporate purpose. To this end, the Company may form, acquire or acquire an interest in other companies both domestically and abroad. It may consolidate companies in which it holds a majority interest under its management or confine its activities to managing its holdings. It may spin-off its operations either wholly or in part to affiliated companies.

The Company and its subsidiaries trade under the names of "Demag Cranes", "Demag Cranes & Components", "Gottwald Port Technology" and "TBA".

**Structure of the Demag Cranes Group**

Demag Cranes AG is the ultimate parent company and exercises the traditional functions of a holding company, such as corporate development. Its operating business is run exclusively by its respective subsidiaries.

***Demag Cranes & Components GmbH and its subsidiaries***

The operating business of the Demag Cranes Group in the Industrial Cranes and Services segments is run by Demag Cranes & Components GmbH with registered office in Wetter ("DCC") and its subsidiaries and affiliates (collectively referred to as the "DCC-Group"). DCC is the owner and operator of the German crane and component plants of the DCC-Group. DCC also directly manages and administers the domestic and foreign subsidiaries of the DCC-Group. The Company and DCC are linked by a chain of profit and loss transfer agreements through two intermediary holding companies.

***Gottwald Port Technology GmbH and TBA B.V.***

The Port Technology segment is operated by Gottwald Port Technology GmbH ("Gottwald") with registered office in Dusseldorf, and its subsidiary TBA B.V., with registered office in Delft, the Netherlands ("TBA"; Gottwald and TBA collectively referred to as the "Gottwald-Group"). Gottwald is the owner and operator of the production plant in Dusseldorf. TBA in Delft is responsible for the development of software solutions for port automation systems. The intention is that the Company and Gottwald be linked by a chain of profit and loss transfer agreements through two intermediary holding companies as from October 1, 2006.

### *Overview of the structure of the Demag Cranes Group*

The following chart shows the significant subsidiaries of Demag Cranes AG as of May 31, 2006 as well as the shareholding in each subsidiary.



Demag Cranes AG
Gottwald HoldCo 3 (drei) GmbH
DCC HoldCo 4 (vier) GmbH
Gottwald HoldCo 4 (vier) GmbH
DCC France Holdco S.A.
DCC HoldCo 5 (fünf) GmbH
Gottwald Port Technology GmbH
Demag Cranes & Components S.A.S. (France)
Demag Cranes & Components GmbH
20%
69.78%
AQZ Ausbildungs-und Qualifizierungszentrum Düsseldorf GmbH (Germany)
Gottwald Port Technology Verwaltungs GmbH (Germany)
TBA B.V. (The Netherlands)
50%
Demag Cranes & Components Corp. (USA)
MHE Demag (S) Pte Ltd. Singapore (50% joint venture) (Singapore)
Demag Cranes & Components Verwaltungs GmbH
Demag Cranes & Components S.A. (Spain)
Crane America Services, Inc. (USA)
99.9999%
Demag Cranes & Components (Pty) Ltd. (South Africa)
Demag Cranes & Components AG (Switzerland)
Demag Cranes & Components Pty Ltd. (Australia)
Demag Cranes & Components A/S (Denmark)
Demag Cranes & Components GmbH (Austria)
Demag Cranes & Components Sp.z.o.o. (Poland)
Demag Cranes & Components Ltda. (Brazil)
Demag Cranes & Components spol.s.r.o. (Czech Republic)
Demag Cranes & Components S.p.A. (Italy)
Demag Cranes & Components (India) Pte. Ltd. (India)
Demag Cranes & Components Unpessoa Lda. (Portugal)
Demag Cranes & Components (Qinhuangdao) Co. Ltd. (China)
Demag Cranes & Components (Shanghai) Co. Ltd. (China)
Demag Cranes & Components Trading (Shanghai) Co. Ltd (China)
90%
10%
Donati Sollevamenti S.r.l. (Italy)
Donati Ltd. (UK)
96.8%
10%
Demag Cranes & Components Holdings Ltd. (Dubai)
Kranservice Rheinberg GmbH (Germany)
DCC Verwaltungs 2 (zwei) GmbH (Germany)
Projektentwicklungs-gesellschaft Wetter REME mbH i.L. (Germany)
Demag Cranes & Components Guarantee Ltd (UK)
6.67%
26%
Demag Cranes & Components (Middle East) FZE (Dubai)
E&W Anlagenbau GmbH (Germany)
74%
Demag Cranes & Components Holdings Ltd (UK)
Demag Cranes & Components Ltd (UK)

## ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES AND SENIOR MANAGEMENT OF DEMAG CRANES AG

The Company's governing bodies are the management board, the supervisory board and the general shareholders' meeting. The powers of these governing bodies are governed by the provisions of the German Stock Corporation Act (*Aktiengesetz*), the articles of association and the by-laws of the management board and supervisory board.

The management board conducts the Company's business in accordance with the provisions of the relevant statutes, the Company's articles of association and the management board's by-laws. It represents the Company in dealings with third parties.

The management board must ensure that appropriate risk management and risk control systems are set up within the Demag Cranes Group in order to identify at an early stage any developments that might put the Company's continued existence at risk. Moreover, the management board has an obligation to report periodically, at least on a quarterly basis, to the supervisory board on the status of the business, particularly developments in sales and on the status of the Company, its subsidiaries and joint ventures as well as, at the last supervisory board meeting of a given fiscal year, on the planned business policy and other fundamental issues relating to corporate planning, and to submit a budget for the following fiscal year (including financial, investment and personnel planning) as well as a medium-term plan (including financial and investment planning). The management board is also required to report to the supervisory board as soon as possible on any transactions that could be of considerable significance to the Group's profitability or liquidity, in order to give the supervisory board the opportunity to express its opinion prior to the implementation of any such transactions. On important occasions, the management board is obliged to report without undue delay to the chairman of the supervisory board. An important occasion includes events on the level of affiliated companies of which the management board becomes aware, and which could significantly affect the Company's condition. In addition, the management board and supervisory board annually report in the management report on the Company's corporate governance and explain any deviations from the recommendations of the German Corporate Governance Code. Simultaneous membership on the management board and supervisory board is not permitted in a stock corporation organized under German law.

The supervisory board appoints the members of the management board and is entitled to dismiss them for good cause. The supervisory board must supervise the management board in its management of the Company. Pursuant to the German Stock Corporation Act, the supervisory board is not entitled to manage the Company. Pursuant to the management board's by-laws, however, the management board must obtain the supervisory board's consent for certain transactions of the Group, usually prior to the implementation of the relevant transaction or measure. This applies, inter alia, to the approval of the annual budget and the rolling multi-year budget; the inclusion of new and the abandonment of existing production or business lines; the acquisition and sale of companies and participation interests in companies, the acquisition and sale of moveable assets as well as real property, rights equivalent to real property and real property rights if the value of the transaction in an individual case exceeds €5 million and the annual budget approved by the supervisory board does not provide for such transaction; financial measures and long-term borrowings where the value of any such transaction exceeds €30 million in an individual case; the granting of loans and other credits outside the ordinary course of business; the assumption of sureties, guarantees, or similar liabilities as well as the provision of security for third-party liabilities where the value of such a transaction exceeds €10 million in an individual case or where the transaction falls outside the ordinary course of business and the value in an individual case exceeds €3 million; material transactions (excluding customer orders and the acquisition of current assets in the ordinary course of business) in deviation of the annual budget approved by the supervisory board where the budget variance exceeds €5 million in value and exceeds the amount stated in the annual budget by at least 10%; transactions with a value over €5,000 executed between the Company or one of its affiliated companies, on the one hand, and a member of the management board or persons or undertakings closely related to a management board member, on the other hand; the granting of company loans to members of the Company's management board and supervisory board as well as their relatives; any donations made to political parties; the conclusion of any settlement agreements or other relinquishment of rights that triggers a payment by the Company in excess of €10 million; speculative treasury transactions, particularly transactions in connection with derivatives and forward exchange transactions where the exposure exceeds €1 million; as well as any other transactions which could, in a similar fashion, fundamentally change the Company's financial position and/or results of operations or which are outside the ordinary course of the Company's business activities.

The members of the management board and the supervisory board are subject to fiduciary duties and duties of care towards the Company. In this respect, the members of these governing bodies must take into account a wide range of interests, in particular those of the Company, its shareholders, its employees and its creditors. The management board must also take into account the shareholders' rights to equal treatment and to equal information. Should the members of the management board or the supervisory board breach these duties, they are jointly and severally liable to the Company for compensatory damages.

Under German law, a shareholder generally has no possibility of proceeding directly against members of the management board or the supervisory board, should such shareholder believe that the relevant members have violated their duties towards the Company. Only the Company is entitled to demand compensatory damages from the members of the supervisory board or the management board. The Company may waive or settle compensatory damages claims no earlier than three years following the vesting of the relevant claim and only if the shareholders resolve to do so at the general shareholders' meeting by simple majority, provided that no shareholder minority holding in the aggregate 10% or more of the registered share capital places an objection on the record. Since November 1, 2005, shareholders and shareholder associations may, in the shareholders' forum of the electronic Federal Gazette (*Bundesanzeiger*), invite other shareholders to apply for a special audit or request the calling of the general shareholders' meeting or exercise their voting rights in a general shareholders' meeting, either jointly or by proxy. Moreover, shareholders holding shares in the aggregate amount of at least 1% of the registered share capital or a pro rata nominal amount of at least €100,000 may assert, in their own name, claims for losses of the Company against members of the governing bodies by way of a special claim admission procedure (*Klagezulassungsverfahren*).

Under German law, the individual shareholders (like any other person) are prohibited from exerting their influence on the Company so as to cause a member of the management board or supervisory board to perform an act that is damaging to the Company. Shareholders with a controlling influence may not use such influence to cause the Company to act against its interests, unless the detriment is compensated for. Those who use their influence to cause a member of the management board or supervisory board, an authorized representative or an authorized agent to act to the detriment of the Company or its shareholders are obliged to compensate the Company and the shareholders for any damages incurred by them as a result thereof. Furthermore, the members of the management board and supervisory board are jointly and severally liable if they have acted in a manner that violates their duties.

### Management board

Pursuant to the Company's articles of association, the management board has at least two members. The number of the management board members is otherwise determined by the supervisory board. The supervisory board may appoint deputy members of the management board. The management board shall elect a spokesperson among its members unless the supervisory board has appointed a management board member as chairman of the management board. The members of the management board are appointed by the supervisory board for a maximum term of office of five years. Reappointment or extension of the term of office, for a maximum of five years in each case, is permitted. The supervisory board may revoke the appointment of a management board member prior to expiry of the term of office for good cause, for example, in the event of a gross breach of duties or in the event of a vote of no confidence by the general shareholders' meeting in relation to the relevant management board member.

At its meeting held on April 28, 2006, the supervisory board appointed Harald Joachim Joos and Dirk Kießling as management board members with a two-year term of office, and it appointed Mr. Joos as chairman of the management board. At this meeting, the supervisory board also adopted by-laws for the management board.

Unless a unanimous vote is required by law, the resolutions of the management board are adopted at meetings by simple majority of its members. In case of a tied vote, the chairman of the management board has the deciding vote, provided the management board has more than two members. Except in cases of urgency, the business relating to an absent member's field of responsibility shall be discussed and resolved only with such member's consent.

The Company is represented by two management board members or one management board member acting jointly with an authorized representative (*Prokurist*).

At present, the following persons are members of the Company's management board:

**Harald Joachim Joos** (born 1952 in Ulm): Harald Joos completed his studies at the University of Stuttgart as a graduate in aerospace engineering (*Diplom-Ingenieur für Luft- und Raumfahrttechnik*). Beginning in 1980 he worked for IBM Deutschland GmbH, Stuttgart. In 1989, he was appointed branch manager of IBM Deutschland in Berlin, where he was responsible for East Germany. In 1992, Harald Joos joined the management of Schindler Aufzügefabrik GmbH, Berlin, and in 1994 he was promoted to the position of chairman of the management of Schindler Deutschland Holding GmbH, Berlin. From 2002 to 2003, he was chairman of the management board of A. Stihl AG & Co. KG in Waiblingen. Since 2003, Harald Joos has held the position of chairman of the management of Demag Cranes & Components GmbH, Wetter.

Since 1995, Harald Joos has been a member of the advisory board of Deutsche Bank AG, Berlin and subsequently Dusseldorf. He has been a member of the supervisory board of Berliner Volksbank e.G. since 1994. Furthermore, from 2000 until 2006, he was chairman of the supervisory board of Beta Systems Software AG, Berlin and from 2002 until 2006, he was a member of the supervisory board of Schindler Deutschland Holding GmbH, Berlin.

**Dirk Kießling** (born 1964 in Hagen): Dirk Kießling has a degree in business administration (*Diplom-Kaufmann*). After eight years of service as an Air Force officer in the German military and completion of his studies in business and organizational sciences at the University of the German Armed Forces in Hamburg, he began his professional career in 1992 as a controller at Mannesmann Dematic AG in Wetter. In 1996, he was appointed commercial and human resources director of Kranservice Rheinberg GmbH, a subsidiary of Mannesmann Dematic AG. Dirk Kießling joined Mannesmann Demag AG in 2000, where he held the position of commercial and human resources director. Following the spin-off of this segment to Demag Mobile Cranes GmbH in 2001, he was appointed managing director. Since 2002, Dirk Kießling has been the commercial director of the then established Gottwald Port Technology GmbH, Dusseldorf. In addition, since 2005, Dirk Kießling has been the management spokesman of Gottwald Port Technology GmbH. He has announced that he will be resigning from the office of managing director of Gottwald Port Technology GmbH once the Company's shares have been listed on the Frankfurt Stock Exchange, provided he is, at such time, elected to the supervisory board of Gottwald Port Technology GmbH.

Since 2002, Dirk Kießling has represented Gottwald Port Technology GmbH in the capacity of a shareholder of Ausbildungs- und Qualifizierungs-Zentrum Düsseldorf GmbH. Since 2003, he has also been a member of the advisory board of the Arbeitgeberverband der Metall- und Elektroindustrie Düsseldorf und Umgebung e.V. Since 1993/1994, he has been a lecturer for internal and external accounting at the University of Witten/Herdecke.

The members of the management board may be reached at the Company's business address.

The management board members' remuneration is determined in accordance with § 87 of the German Stock Corporation Act ("AktG"). Such remuneration consists of fixed and variable components. The annual fixed compensation amounts to €300,000 in each case. The variable remuneration components depend on whether and to what extent the Company and its subsidiaries are able to realize certain EBITDA and net income target figures. Such target figures are determined by the supervisory board on an annual basis. The amount of the target bonus is based on the extent to which the target figures have been realized, whereby at least 80% of the target figures must have been met. The target bonus is increased on a straight-line basis from 25% of the fixed remuneration up to 100% if the performance targets are fully met. In case the actual performance exceeds either one or both such target figures, the Company must pay an additional bonus of up to 80% of the target bonus. This additional bonus is determined by straight-line computation based on the percentage of over-performance and is deemed to have been attained in full if performance exceeds both target figures by 40% (in the aggregate). Moreover, Mr. Joos receives remuneration as managing director of Demag Cranes & Components GmbH, which remuneration likewise consists of fixed and variable components. The insurance protection in favor of the members of the management board includes a directors' and officers' liability insurance (D&O insurance) (see "*Business activities—Insurance*").

In fiscal year 2004/2005, the total remuneration of the Company's management, i.e., DCC HoldCo 3 (drei) GmbH, including the remuneration payments of subsidiaries as well as bonuses and in-kind remuneration, amounted to €931,386.30. The total remuneration of the management of Gottwald Port Technology GmbH, including remuneration payments of subsidiaries as well as bonuses and in-kind remuneration, amounted to €839,124.73.

The IFRS consolidated financial statements of the DCC HoldCo 3 Group for the year ended September 30, 2005 and the IFRS consolidated financial statements of the Gottwald HoldCo 3 Group for the year ended September 30, 2005 reflect an amount of €162,175 for provisions for pension and retirement payments for the members of the management board.

No sanctions whatsoever for the breach of domestic or foreign provisions under criminal or securities law have been imposed upon members of the management board in the last five years and, in particular, no sanctions based on fraudulent activities have been imposed. The members of the management board have not been party to any bankruptcy or insolvency proceedings or liquidations in the last five years. No public charges and/or sanctions have been brought against or imposed upon management board members by regulatory authorities (including designated professional associations) in the last five years nor has any court ever deemed them unfit for membership in an administrative, management or supervisory body of a given company or regarding their performance in the management or the conduct of the affairs of a company.

The management board members currently do not directly hold any shares in the Company. Mr. Joos is managing limited partner of DCC Management Beteiligungs GmbH & Co. KG, which holds an 8.0% equity interest in the Company. Mr. Kießling is managing limited partner of Gottwald Management Beteiligungs GmbH & Co. KG, which holds an equity interest of 3.1% in the Company (see "*Business transactions and legal relationships with related parties—Management Equity Participation Program*"). The members of the management board are beneficiaries under a Matching Stock Program (see "*Shareholder structure and equity participation programs—Matching Stock Program*") and are entitled to subscribe for the Company's shares in the context of the Offering on a preferential basis.

At present, the Company has not granted management board members any loans or assumed any sureties or guarantees for them. The management board members were and are not involved in any business outside the statutory corporate purpose of the Company or in any Company transactions of an unusual type or nature during the current and the preceding fiscal year or in any such unusual transactions in prior fiscal years, which have not yet been fully concluded. The employment contracts of the members of the management board do not provide for any special benefits upon termination of the relevant contract.

To the extent that members of the management board directly or indirectly hold shares in the Company, a special interest may exist on the basis of such shareholding, in addition to their position on a governing body. Otherwise, the members of the management board of the Company do not, with respect to their private interests or other obligations, have any conflicts of interest in relation to obligations towards Demag Cranes AG. No family relationships exist among the members of the management board members themselves or with members of the supervisory board or the senior management of the Company.

**Supervisory board**

Pursuant to the Company's articles of association as well as §§ 95, 96 of the German Stock Corporation Act and §§ 1 (1), 5 (1), 7 (1) no. 1 of the German Co-determination Act (*Mitbestimmungsgesetz,* "MitbestG"), the supervisory board is composed of 12 members, i.e., six shareholder representatives who are elected by the shareholders and six employee representatives who are elected in accordance with the provisions of the German Co-determination Act.

Unless the general shareholders' meeting decides on a shorter period when electing supervisory board members, the supervisory board members and, if applicable their deputy members, are elected pursuant to the Company's general shareholders' meeting in conjunction with § 102 AktG until conclusion of the general shareholders' meeting that resolves to formally approve the actions of the members for the fourth fiscal year following the commencement of the term of office. In this respect, the fiscal year in which the term of office commences is not included when calculating such period. Re-election is permissible.

The appointment of a successor to any supervisory board member departing prior to the expiration of his term of office is for the remainder of the term of office of the departing supervisory board member, provided the general shareholders' meeting does not stipulate a different term of office for such successor. The general shareholders' meeting may simultaneously appoint a deputy member when a supervisory board member is elected, who will join the supervisory board if the relevant supervisory board member departs from the supervisory board prematurely and no successor is appointed. The office of a deputy supervisory board member on the shareholders' side will expire as soon as a successor for the departed supervisory board member has been appointed, but no later than upon expiration of the term of office of said departing supervisory board member.

According to the Company's articles of association, the members and the deputy members of the supervisory board may resign from office by serving two-weeks' written notice to the chairman of the supervisory board or the management board, and may do so without having to show good cause. The term of office of a supervisory board member will expire in any event upon conclusion of the annual general shareholders' meeting following the supervisory board member's 70th birthday.

Pursuant to the provisions of § 27 (1) and (2) MitbestG, the supervisory board will appoint from its members a chairman and a deputy chairman. The election is to be held following the general shareholders' meeting at which the supervisory board members to be elected by the general shareholders' meeting are newly elected; no special invitation is required for such meeting of the supervisory board. Unless a shorter term of office was determined at the election, the term of office of the chairman and the deputy chairman will be the same as their term of office as supervisory board members. If the chairman or his deputy chairman depart from office prematurely, the supervisory board must hold new elections without undue delay.

The supervisory board chairman – or in case he is unable, his deputy – is responsible for calling and chairing the supervisory board meetings. The supervisory board has quorum if at least half of the total number of members required to constitute the supervisory board participate in the adoption of the relevant resolutions. Abstaining members are also deemed to be participating in the adoption of resolutions. Members who participate via telephone or video conference will be deemed present. Absent members may participate in the adoption of resolutions by having another member submit his written vote or vote transmitted by fax. As a rule, supervisory board resolutions are adopted at meetings. Resolutions of the supervisory board may also be adopted by telephone or video conferences or outside a meeting where voting is conducted orally, by telephone, in writing or in text form if the chairman of the supervisory board so stipulates in a specific case.

The chairman may adjourn the passing of a resolution concerning individual or all items on the agenda for no more than four weeks if a different number of shareholder members and employee members would participate in the adoption of the resolution or if there is a material reason to adjourn the resolution. The chairman is not entitled to adjourn the resolution again.

Unless otherwise required by law, supervisory board resolutions shall be adopted by a simple majority of votes cast. If there is a tied vote of the supervisory board and the same motion is then put to a new vote, the chairman shall have the deciding vote in the event of another tied vote. The deputy chairman of the supervisory board is not entitled to a deciding vote.

Pursuant to the Company's articles of association, the supervisory board may issue its own by-laws. On April 28, 2006, the supervisory board issued new by-laws.

In addition to the mediation committee to be formed pursuant to § 27 (3) MitbestG, the supervisory board may set up other committees among its members. To the extent permitted by law, the committees may have decision-making powers of the supervisory board conferred on them as well. The general committee (*Präsidialausschuss*) prepares the supervisory board's decisions with respect to staff; its members are Dr. Heidsieck (committee chairman), Messrs Berger, Rosenthal and Schuchmann. It adopts resolutions instead of the supervisory board, *inter alia*, on: the conclusion, amendment and termination of employment and pension agreements with management board members as well as their remuneration; any other legal transactions entered in by the Company vis-à-vis the management board members; the approval of transactions with a value in excess of €25,000 entered into between the Company or one of its affiliated companies, on the one hand, and a member of the management board or persons or undertakings closely related to a management board member, on the other hand; the consent regarding other activities of a management board member pursuant to § 88 AktG as well as consent to other outside employment, particularly the exercise of supervisory board mandates and functions in similar controlling bodies of commercial companies outside the Group; the granting of loans to the group of persons set forth under §§ 89, 115 AktG as well as the approval of other company loans to members of the management board and the supervisory board or their relatives and the consent to agreements with supervisory board members pursuant to § 114 AktG. The audit committee (*Prüfungsausschuss*) prepares the decision of the supervisory board concerning the adoption of the annual financial statements and the approval of the consolidated financial statements; its members are Messrs Hornung (committee chairman), Berger, Gorenflos and Rosenthal. To this end, it is obliged to conduct a preliminary audit of the annual financial statements, the consolidated financial statements, the management report of the Company and the Group and the proposal for the appropriation of profits. The audit committee also prepares the agreements with the financial auditors, in particular the auditing assignment, stipulations on the areas of focus of the audit, and the fee arrangement. Furthermore, the audit committee assists the supervisory board in overseeing management and specifically addresses risk management issues in this context. In this respect, the audit committee may exercise the special rights of inspection and review to which the supervisory board is entitled. The mediation committee (*Vermittlungsausschuss*), to which Dr. Heidsieck (committee chairman), Messrs Berger, Gorenflos and Möller belong, exercises those duties set forth under § 31 (3) MitbestG. In the event that an appointment of management board members does not obtain the requisite two-thirds majority, the mediation committee makes an appointment proposal that can then be adopted by the supervisory board by a simple majority.

The names and principal duties of the current members of the supervisory board of Demag Cranes AG are as follows:

| **Name, place of residence and date of appointment** | **Function** | **Other administrative, management or supervisory offices or offices in similar domestic and foreign supervisory bodies** |
|---|---|---|
| Dr. Horst Heidsieck, Büdingen (chairman)<br>Member since February 1, 2003<br>chairman since June 24, 2004 | CEO of Demag Holding S.à r.l., Luxembourg | Demag Holding S.à r.l., Luxembourg (CEO/ member of executive committee)<br>Demag Investments S.à r.l., Luxembourg (manager and CEO)<br>DCC Luxembourg 2 S.à r.l., Luxembourg (manager and CEO)<br>Gottwald Luxembourg 2 (b) S.à r.l., Luxembourg (manager and CEO)<br>MPM Luxembourg 2 (c) S.à r.l., Luxembourg (manager and CEO)<br>Stabilus Luxembourg 2 (d) S.à r.l., Luxembourg (manager and CEO)<br>Networks Luxembourg 2 (e) S.à r.l., Luxembourg (manager and CEO)<br>Ceramics Luxembourg 2 (f) S.à r.l., Luxembourg (manager and CEO)<br>Metering Luxembourg 2 (g) S.à r.l., Luxembourg (manager and CEO)<br>Demag Finance S.à r.l., Luxembourg (manager)<br>Demag Mezz S.à r.l., Luxembourg (manager)<br>Demag Cranes & Components GmbH (chairman of the supervisory board and member of the advisory board)<br>Gottwald HoldCo 3 (drei) GmbH (chairman of the advisory board)<br>Gottwald Port Technology GmbH (member of the advisory board and chairman of the supervisory board)<br>mannesmann plastics machinery GmbH (member of the advisory board) |

| Name, place of residence and date of appointment | Function | Other administrative, management or supervisory offices or offices in similar domestic and foreign supervisory bodies |
|---|---|---|
| | | mpm mannesmann plastics machinery GmbH (member of the supervisory board)<br>Ceramics HoldCo 3 (drei) GmbH (member of the advisory board)<br>Argillon GmbH (member of the Advisory Board and chairman of the supervisory board)<br>Stabilus B.V. (managing director B) |
| Josef Berger*, Dusseldorf (deputy chairman) member since November 11, 2002 | Chairman of the works council of Demag Cranes & Components GmbH, Wetter | Demag Cranes & Components GmbH (member of the supervisory board) |
| Gerd-Uwe Boguslawski*, Northeim member since November 11, 2002 | IG Metall, administrative office, Göttingen | Demag Cranes & Components GmbH (member of the supervisory board)<br>Novelis Deutschland GmbH (member of the supervisory board)<br>Sartorius AG (deputy chairman of the supervisory board) |
| Heinrich Fischer, Winterthur, Switzerland member since July 1, 2005 | CEO of Saurer AG, Switzerland | member of the supervisory board of Schweiter Technologies AG, Switzerland<br>member of the supervisory board of SIG AG, Switzerland<br>Demag Cranes & Components GmbH (member of the supervisory board) |
| Reinhard Gorenflos, London, Great Britain member since November 4, 2002 | Managing director of Kohlberg Kravis Roberts & Co. Ltd., London | SR Portfolio (B) S.à r.l., Luxembourg (manager)<br>SR Portfolio (C) S.à r.l., Luxembourg (manager)<br>Demag Holding S.à r.l., Luxembourg (director)<br>Blacksmith Holding S.à r.l., Luxembourg (manager)<br>Blade Lux Holding Two S.à r.l., Luxembourg (manager)<br>AVR Luxembourg S.à r.l., Luxembourg (director class B)<br>Heyn 1 S.à r.l., Luxembourg (manager)<br>Heyn 2 S.à r.l., Luxembourg (manager)<br>Sole Italy S.à r.l., Luxembourg (manager)<br>Sole Finco S.A., Luxembourg (director)<br>Demag Cranes & Components GmbH (member of the supervisory board)<br>mpm mannesmann plastics machinery GmbH (member of the supervisory board)<br>Der Grüne Punkt - Duales System Deutschland GmbH (member of the advisory board)<br>Der Grüne Punkt - Duales System Deutschland GmbH (member of the supervisory board)<br>FL Selenia Spa, Italy (member of the supervisory board)<br>AVR BV, the Netherlands (chairman)<br>Deutsche Kunststoffrecycling GmbH (member of the supervisory board) |
| Alfred Hack*, Herdecke member since November 11, 2002 | Head of the strategy cranes and new markets division, Demag Cranes & Components GmbH, Wetter | Demag Cranes & Components GmbH (member of the supervisory board) |

| Name, place of residence and date of appointment | Function | Other administrative, management or supervisory offices or offices in similar domestic and foreign supervisory bodies |
|---|---|---|
| Karlheinz Hornung<br>member since June 1, 2006 | Member of the management board of MAN AG | MAN Nutzfahrzeuge AG (member of the supervisory board)<br>MAN Ferrostaal AG (member of the supervisory board)<br>MAN Roland Druckmaschinen AG (member of the supervisory board)<br>MAN B&W Diesel AG (member of the supervisory board)<br>MAN Turbo AG (member of the supervisory board)<br>MAN Capital Corporation, USA (chairman)<br>MAN B&W Diesel A/S, Denmark (member of the supervisory board) |
| Robert J. Koehler<br>member since June 1, 2006 | Chairman of the management board of SGL Carbon AG, Wiesbaden | Benteler AG (chairman of the supervisory board)<br>Pfleiderer AG (member of the supervisory board)<br>Heidelberger Druckmaschinen AG (member of the supervisory board)<br>AXA Konzern AG (member of the supervisory board)<br>Lanxess AG (member of the supervisory board)<br>New Russia Fund, ING-Barings, United Kingdom (member of the supervisory board) |
| Reinhard Möller*, Uslar<br>member since November 11, 2002 | Chairman of the works council of Demag Cranes & Components GmbH, Uslar plant | Demag Cranes & Components GmbH (member of the supervisory board) |
| Hubert Rosenthal*, Herdecke<br>member since June 8, 2004 | First authorized representative of IG Metall, administration office, Hagen | Hoesch Hohenlimburg GmbH (deputy chairman of the supervisory board)<br>Hoesch Schwerter Profile GmbH (deputy chairman of the supervisory board)<br>Guß Holding GmbH (member of the supervisory board)<br>Thyssen Krupp Bilstein Suspension GmbH (member of the supervisory board)<br>Demag Cranes & Components GmbH (member of the supervisory board) |
| Burkhard Schuchmann<br>member since June 1, 2006 | Partner of One Equity Partners Europe GmbH | Patentes Talgo, Spain (non-executive member of the board)<br>Siegwerk AG (member of the board of directors)<br>Deutsches Zentrum für Luft-und Raumfahrt e.V. (member of the senate)<br>RKW NordWest e.V. (vice-chairman of the board) |
| Ralph Triebel*, Ohrdruf<br>member since October 9, 2003 | Chairman of the works council of Demag Cranes & Components GmbH, Luisenthal plant | Demag Cranes & Components GmbH (member of the supervisory board) |

* Employee representative

**Dr. Horst Heidsieck** (born 1947 in Lübbecke, Germany): Dr. Heidsieck is chairman of the supervisory board. He studied physics at the University of Bonn and at the University of Advanced Technology (RWTH) of Aachen, where he also obtained his PhD. From 1980 until 1991, he held management positions in the research and development, production, technical marketing, application services and general management areas at Degussa AG. From 1990 until 1996 he was CEO of Leybold AG, and from 1995 until 1998 he was CEO of Balzers und Leybold AG. In the period between 1995 and 1999, Dr. Heidsieck was a member of the supervisory board of Heraeus Holding GmbH, where he was also on the management board from 1999 until 2003 and became chairman of the management board in 2000. Since 2003, Dr. Heidsieck has been CEO and member of the executive committee of Demag Holding S.à r.l., Luxembourg.

Furthermore, he currently is a member of the advisory board of Demag Cranes & Components GmbH. This appointment will terminate as of the date of the listing of Demag Cranes AG's shares on the Frankfurt Stock Exchange.

During the last five years, Dr. Heidsieck served on the supervisory board and advisory board of mannesmann plastics machinery GmbH and mpm mannesmann plastics machinery GmbH. In addition, he was member of the advisory boards of DCC HoldCo 3 (drei) GmbH, Metering HoldCo 3 GmbH and Landis + Gyr Group GmbH. Moreover, he was managing director B of Networks HoldCo 3 B.V., the Netherlands, and director of Omnetica Holding Limited, UK. Dr. Heidsieck has also served on the supervisory boards of Stabilus GmbH, Stabilus Holding & Services GmbH as well as on the advisory board of Stabilus Holding & Services GmbH and Stabilus HoldCo 3 GmbH.

**Josef Berger** (born 1948 in Tannöd, Germany): Josef Berger has been working for Demag Cranes & Components GmbH in Wetter as an engine fitter (*Maschinenschlosser*) since 1962. Since November 2001, he has been a member of the supervisory board of Demag Cranes & Components GmbH. Mr. Berger is the deputy chairman of the supervisory board of Demag Cranes & Components GmbH.

**Gerd-Uwe Boguslawski** (born 1952 in Immenhausen, Germany): Mr. Boguslawski is a graduate in socio-economics (*Diplom-Sozialwirt*) and completed his studies in Göttingen. He has worked for IG Metall since 1981. Mr. Boguslawski is the first authorized representative and manager of IG Metall Göttingen.

**Heinrich Fischer** (born 1950 in Schaffhausen, Switzerland): After completing his studies of applied physics and electrical engineering at the Swiss Federal Institute of Technology in Zurich (ETH) and obtaining an MBA, Heinrich Fischer worked for four years in research and development in the area of electrical engineering. From 1980 to 1990 he was employed at Balzers, a segment of the Unaxis Group, as staff head of Technology and head of the coating equipment business unit. From 1991 until 1996 he was on the management board of Unaxis-Group where he was responsible for corporate development.

**Reinhard Gorenflos** (born 1961 in Bangkok, Thailand): After completing his studies in economics and public administration at the Universities of Freiburg, Paris and Harvard (Kennedy School of Government), Mr. Gorenflos worked from 1989 until 1991 as a management consultant at LEK Consulting in London and Munich. From 1991 until 1996, he held various management positions at Thyssen Handelsunion AG, Dusseldorf, the last of which was that of managing director of Thyssen Klöckner Recycling GmbH. Thereafter he managed the environmental business division of the OTTO Group in Cologne until 1998. From 1998 until 2001 he was CFO of ARAL Aktiengesellschaft & Co. KG, Bochum. Since 2001, Mr. Gorenflos has been with by Kohlberg Kravis Roberts & Co. Ltd., London.

During the last five years, Mr. Gorenflos has been on the management board of DCC HoldCo 3 (drei) GmbH, DCC HoldCo 4 (vier) GmbH, DCC HoldCo 5 (fünf) GmbH and Demag Cranes & Components GmbH as well as on the advisory board of DCC HoldCo 3 (drei) GmbH. Moreover, he was managing director and member of the advisory board of Gottwald HoldCo 3 (drei) GmbH, Dusseldorf, and managing director of Gottwald HoldCo 4 (vier) GmbH, Dusseldorf. Furthermore, he was managing director as well as member of the supervisory board of Gottwald Port Technology GmbH, Dusseldorf, and member of the supervisory board as well as advisory board of mannesmann plastics machinery GmbH, Munich, and mpm mannesmann plastics machinery GmbH, Munich. In addition, he was managing director of MPM HoldCo 3 GmbH, MPM HoldCo 4 GmbH, MPM HoldCo 5 GmbH and MPM HoldCo 6 GmbH. He was also director of Stabilus B.V., the Netherlands, as well as managing director and member of the advisory board of Stabilus HoldCo 3 GmbH, Koblenz. Mr. Gorenflos was furthermore managing director of Stabilus HoldCo 4 GmbH and Stabilus HoldCo 5 GmbH, as well as managing director and advisory board member of Stabilus Holding & Services GmbH. Moreover, he was director of Networks HoldCo 3 B.V., the

Netherlands, managing director and advisory board member of Metering HoldCo 3 GmbH, Nuremberg, as well as Landis + Gyr Group GmbH, Nuremberg, managing director of Landis + Gyr Group Holding B.V., the Netherlands, managing director and advisory board member of Ceramics HoldCo 3 GmbH, Redwitz, managing director and member of the supervisory board and advisory board of Argillon GmbH, Redwitz, as well as managing director of Ceramics HoldCo 7 GmbH, Redwitz. Mr. Gorenflos also served on the supervisory board of Der Grüne Punkt – Duales System Deutschland AG, the management board of Deutsche Umwelt Investment AG, the management board of MTU Aero Engines Management Service GmbH, the supervisory board of MTU Aero Engines Holding AG as well as the supervisory board of MTU Aero Engines GmbH. Moreover, he served on the supervisory board of Zumtobel AG, Austria. Furthermore, he was manager at SR Portfolio Holding (A) S.à r.l., Demag Investments S.à r.l., DCC Luxembourg 2 S.à r.l., Gottwald Luxembourg 2 (b) S.à r.l., MPM Luxembourg 2 (c) S.à r.l., Stabilus Luxembourg 2 (d) S.à r.l., Networks Luxembourg 2 (e) S.à r.l., Metering Luxembourg 2 (g) S.à r.l., Ceramics Luxembourg 2 (f) S.à r.l., Lumina Parent S.à r.l., Luxembourg as well as Blade Lux Holding One S.à r.l., each with its registered office in Luxembourg. In addition, he was director of GP Financiere New Sub 1 Ltd. and Financiere Holdings 1 Ltd., each with its registered office on the Cayman Islands, as well as of Legrand S.A. and Legrand France S.A., each with its registered office in France. Mr. Gorenflos was also member of the management board of ARAL Aktiengesellschaft & Co. KG, member of the supervisory board of Aral Wärme Service GmbH and ARAL ČR s.r.o., as well as a member of the advisory board of ARAL Luxembourg S.A. and Dresdner Bank AG Rhineland.

**Alfred Hack** (born 1948 in Mülheim/Ruhr, Germany): Alfred Hack has a degree in engineering (*Diplom-Ingenieur*). Since 1974, Mr. Hack has worked exclusively for Demag Cranes. He began his professional career as a trainee at Mannesmann Demag Fördertechnik in Wetter. From 1975 until 1989, Mr. Hack was head of Construction and head of Technology at Mannesmann Dematic Movicarga Ltda., Sao Paulo, Brazil. In 1989, he transferred to Mannesmann Dematic Ltd., Banbury, England, where he worked as product manager for crane technology from 1991 until 1993. From 1993, Mr. Hack worked at Demag Cranes & Components GmbH in Wetter. He first headed the Process Cranes segment, then the Cranes business and, since January 2006, the "Strategy Cranes and New Markets" division.

**Karlheinz Hornung** (born 1950 in Heilbronn, Germany): After completion of a business apprenticeship and training as a tax counsel, Karlheinz Hornung joined Kolbenschmidt AG, Neckarsulm, in 1977 where he was active in finance, accounting and controlling. From 1992 to 1993 he headed the administration and finance areas at KS Automobil-Sicherheitstechnik GmbH, Aschaffenburg. From 1993 to 1994, he worked at Kolbenschmidt AG in the areas of finance, controlling and IT. Following that, from 1994 to 1995, he was chief financial officer of Metallgesellschaft AG and from 1995 to 1998 he was a member and then chairman of the management board of mg trade services ag. From 1998 to 2003 he was a member of the management board of mg technologies ag. Since 2004, he has been a member of the supervisory board of MAN AG.

In addition, for the last five years, Mr. Hornung has been a Member of the supervisory board of Dynamite Nobel AG, GEA AG, Lurgi AG, Lentjes AG, mg vermögensverwaltungs ag and solvadis ag. Furthermore, he was chairman of the supervisory board of mg venture capital ag, CEO and President of MG North America Inc., New York, and non-executive board member of MG Ltd., London.

**Robert J. Koehler** (born 1949 in Munich, Germany): After a commercial apprenticeship and completion of his studies in business administration at the Fachhochschule Mainz, Mr. Koehler was product manager in the organic chemicals segment of Hoechst AG, Frankfurt am Main. From 1975 to 1980, he was marketing manager in the organic chemicals division, from 1980 to 1983 director and head of the chemicals division and from 1983 to 1986 he was head of the industry division as well as member of the management committee of Hoechst UK Ltd., Hounslow, United Kingdom. Following that, from 1987 to 1989, Mr. Koehler was CEO of Hoechst Columbiana S.A., Bogotá, Columbia, and from 1989 to 1991 he was head of business development at Hoechst AG, Frankfurt am Main. Since 1992, Mr. Koehler has been chairman of the supervisory board of SGL Carbon AG, Wiesbaden.

For the last five years Mr. Koehler has been a Member of the supervisory board of Wacker GmbH, AXA Lebensversicherungs AG, and Moeller Holding GmbH & Co. KG.

**Reinhard Möller** (born 1956 in Allershausen, Germany): Reinhard Möller completed a formal apprenticeship and passed the qualifying examination for becoming a metal fabric worker. He has been employed by Demag Cranes & Components GmbH since 1977, initially as setter in the pressure die-casting. Since 1992, Mr. Möller has been chairman of the works council of Demag Cranes & Components GmbH at the Uslar plant.

**Hubert Rosenthal** (born 1948 in Wittenberg/Mecklenburg-Vorpommern, Germany): Hubert Rosenthal has worked for IG Metall, Verwaltungsstelle Hagen since 1994. There, he took on the role of secretary from 1994 to 1996 and subsequently, until 2004, that of the second authorized representative and Treasurer.

**Burkhard Schuchmann** (born 1942 in Berlin, Germany): After completing an apprenticeship with Siemens AG, Burkhard Schuchmann studied business administration in Munich. From 1964 to 1969, he was head of the South-East European Association, Munich. From 1969 to 1978, he was commercial head of Bayerische Elektrizitätswerke, Munich. Following that, he was CEO at Knürr AG, Munich. From 1986 to 2005, he was a member of the supervisory board of Vossloh AG, Werdohl, where he was CEO from 1994 to 2005. Since 2006 he is partner at One Equity Partners Europe GmbH, Frankfurt.

**Ralph Triebel** (born 1962 in Ohrdruf, Germany): After successfully completing his formal apprenticeship and passing of the qualifying examination for becoming a machine and plant assembly operator, Ralph Triebel has been employed by Demag Cranes & Components GmbH as a steel construction worker since 1980. From 1990 until 2002 he was deputy chairman of the works council at that company. Since 2002, he has been the works council chairman of Demag Cranes & Components GmbH, Luisenthal plant. Since October 2003, he has been member of the Supervisory Board of Demag Cranes & Components GmbH.

The supervisory board shall elect a chairman from among its members. Unless a shorter term of office was stipulated at election, the term of office of the chairman will be the same as the term of office as supervisory board member. The election will be held subsequent to the general shareholders' meeting at which the supervisory board members to be elected by the general shareholders' meeting are appointed; no special invitation to said meeting is required.

Upon election of a supervisory board member, a substitute member may simultaneously be elected, who will join the supervisory board if the supervisory board member leaves office prematurely, without the appointment of a successor. The term of office of such substitute member who has subsequently joined the supervisory board will terminate as soon as a successor has been appointed for the supervisory board member who has departed, and no later, however, than upon expiry of the term of office of the supervisory board member who has departed.

The members of the supervisory board may be reached at the Company's business address.

The members of the supervisory board receive a fixed annual remuneration of €25,000, which is payable at the end of a given fiscal year. The chairman of the supervisory board receives double that amount and the deputy chairman receives one and a half times that amount. Members of committees – excluding the committee pursuant to § 27 (3) of the MitbestG – receive, in addition to the remuneration set forth under paragraph 1, as fixed remuneration for each office held on a committee, one tenth of the annual remuneration. Committee chairmen receive one quarter of the annual remuneration; this does not apply to the chairman of the supervisory board and the chairman of the committee under § 27 (3) MitbestG. The remuneration is payable on an annual basis, following the end of a given fiscal year. In addition to the annual remuneration, the members of the supervisory board also receive an attendance fee of €1,500 for each meeting of the supervisory board and any of its committees of which they are a member. Such attendance fee will, however, be limited to €1,500 per calendar day. Each member of the supervisory board enjoys insurance protection under a directors' and officers' liability insurance policy (D&O insurance) (see "*Business—Insurance*").

In fiscal year 2004/2005, the remuneration payments to members of the supervisory board of the Company and the supervisory board of Demag Cranes & Components GmbH – comprised of identical members – totaled €72,000. The Company's supervisory board members do not receive any pension or retirement payments solely on the basis of their role on the supervisory board. No corresponding provisions were created in fiscal year 2004/2005.

No sanctions whatsoever for the breach of domestic or foreign provisions under criminal or securities law have been imposed upon members of the supervisory board in the last five years and, in particular, no sanction has been imposed due to fraudulent activities. Mr. Schuchmann was chairman of the supervisory board of RKW Nordrhein-Westfalen e.V. that filed for insolvency on May 19, 2006 and was merged with RKW Nord to become RKW NordWest. In the last five years, Mr. Gorenflos was involved as managing director in the voluntary liquidations of Blade Holding One S.à r.l., Luxembourg, and SR Portfolio Holding (A) S.à r.l., Luxembourg. Over the last five years, Dr. Heidsieck was involved as liquidator in the voluntary liquidation of SR Portfolio Holding (A) S.à r.l., Luxembourg. Otherwise, the members of the supervisory board have not been party to any bankruptcy or insolvency proceedings or liquidations in the last five years. No public charges and/or sanctions have been brought against or imposed upon supervisory board members in the last five years by regulatory authorities (including designated professional associations), nor has any court ever deemed them unfit for membership in an administrative, management or supervisory body of a given company or regarding their acting in the management or the conduct of affairs of a company.

Dr. Heidsieck is managing director of Demag Investments S.à r.l., Stabilus Luxembourg 2 (d) S.à r.l., Stabilus B.V. of DCC Luxembourg 2 S.à r.l. and Gottwald Luxembourg 2 (b) S.à r.l. Mr. Gorenflos is a member of the board of directors of Demag Holding S.à r.l., SR Portfolio Holding (C) S.à r.l. and SR Portfolio Holding (B) S.à r.l. No supervisory board members perform any other work for any direct or indirect shareholders of the Company.

The supervisory board members currently do not directly hold any shares in the Company. In the context of the Offering, they are entitled to subscribe for the Company's shares on a preferential basis. Dr. Heidsieck and Mr. Hack are limited partners of DCC Management Beteiligungs GmbH & Co. KG. Furthermore, Dr. Heidsieck is limited partner of Gottwald Management Beteiligungs GmbH & Co. KG. DCC Management Beteiligungs GmbH & Co. KG has an 8.0% equity interest and Gottwald Management Beteiligungs GmbH & Co. KG has a 3.1% equity interest in the Company.

At present, the Company has not granted any loans to supervisory board members or assumed any guarantees or sureties for them. During the current and the preceding fiscal year, the members of the supervisory board are not and have not been involved in any transactions outside the ordinary corporate purpose of the Company, or in any transactions of an unusual type or nature. Furthermore, in earlier fiscal years they were not involved in unusual transactions of this kind that have not yet been fully concluded. None of the members of the supervisory board has entered into a service contract with the Company, pursuant to which the member concerned receives special benefits if his service contract is terminated.

To the extent that the supervisory board members directly or indirectly hold any shares in the Company, a special interest may exist on the basis of this shareholding in addition to their position on a governing body. Otherwise, the members of the Company's supervisory board have no conflicts of interest in terms of their private interests or other obligations with respect to obligations towards Demag Cranes AG.

No family relationships exist among the members of the supervisory board themselves or with members of the management board or the senior management of the Company.

### Senior management

Demag Cranes' senior management consists of two persons who head the Industrial Cranes and Port Technology segments. In addition, Mr. Joos also heads the Services segment.

**Dr.-Ing. Thomas Zipse** (born 1956 in Stuttgart, Germany): Dr. Thomas Zipse heads the Industrial Cranes segment of Demag Cranes and is also responsible for worldwide production. In addition, he is managing director of Demag Cranes & Components GmbH. He studied mechanical engineering at the University of Stuttgart and from 1981 until 1986 worked as academic assistant at the Fraunhofer Institute for Production Engineering and Automation (IPA) in Stuttgart. From 1986 to 1987, Dr. Zipse held the position of departmental head at C.H.F. Müller in Hamburg, a division of Philips GmbH, which manufactures systems used in diagnostic radiology and x-ray therapy. From 1987 to 1989, he headed SKF GmbH's department of planning and control in Schweinfurt and then transferred to Motorenwerke Mannheim AG, where he worked as head of the principal department Materials Management and Purchasing until 1991. In the period from 1992 to 1997, Dr. Zipse was head of the logistics segment at Brose Fahrzeugteile GmbH & Co. KG in Coburg and then became head of the assembly plant at the company's headquarters. In 1997, he transferred to KS Kolbenschmidt GmbH, Neckarsulm, where he was the managing director responsible for the production segment. In April 2005, he assumed responsibility for production at Demag Cranes & Components GmbH, where he has held the position of managing director of production since June 2005. He is also a member of the advisory board of KAMAX-Werke Rudolf Kellermann GmbH, Homberg/Ohm.

**Dr. Mathias Dobner** (born 1961 in Kassel, Germany): Dr. Mathias Dobner heads Demag Cranes' Port Technology segment and is managing director of Gottwald Port Technology GmbH. He studied mechanical engineering at the Aachen University of Technology (RWTH Aachen) and subsequently, in the period between 1990 and 1996, worked as scientific assistant at the University's Institute for Welding and Joining, RWTH Aachen. After having completed his PhD in mechanical engineering in 1996, he began his industrial career in the port automation segment of Mannesmann Demag Fördertechnik AG where, beginning in 1998, Dr. Dobner was head of systems development in the Gottwald segment. In July 2004, he was appointed chief technical officer of Gottwald Port Technology GmbH, Dusseldorf.

The members of senior management may be reached at the Company's business address.

No sanctions whatsoever for the breach of domestic or foreign provisions under criminal or securities laws have been imposed upon members of senior management in the last five years and, in particular, no sanctions have been imposed due to fraudulent activities. The members of senior management have not been party to any bankruptcy or insolvency proceedings or liquidations in the last five years. No public charges and/or sanctions have been brought against or imposed upon senior management members in the last five years by regulatory authorities (including designated professional associations), nor has any court ever deemed them unfit for membership in an administrative, management or supervisory body of a given company or regarding their acting in the management or the conduct of affairs of a company.

As members of executive bodies of DCC HoldCo 3 (drei) GmbH and its subsidiaries or Gottwald HoldCo 3 (drei) GmbH and its subsidiaries (Dr. Dobner), respectively, Dr. Zipse and Dr. Dobner received an aggregate total compensation (including bonuses and benefits in kind) for the fiscal year 2004/2005 in the amount of €420,498.90.

For the benefit of the members of the senior management, the IFRS consolidated financial statements of the DCC HoldCo 3 Group as per September 30, 2005 as well as the IFRS consolidated Gottwald HoldCo 3 Group as per September 30, 2005 contain provisions for pension payments in the amount of €111,253.

The members of senior management currently do not directly hold any shares in the Company. Dr. Zipse is a limited partner of DCC Management Beteiligungs GmbH & Co. KG, which holds an 8.0% equity interest in the Company. Dr. Dobner is a limited partner of Gottwald Management Beteiligungs GmbH & Co. KG, which holds a 3.1% equity interest in the Company. The members of senior management are the beneficiaries of a matching stock program (see "*Shareholder structure and equity participation programs—Matching Stock Program*") and are entitled, in the context of the Offering, to subscribe for shares in the Company on a preferential basis.

To the extent that the members of senior management directly or indirectly hold shares in the Company, a special interest may exist based on this shareholding in addition to their employment agreement. Otherwise, the members of the Company's senior management have no conflicts of interest in terms of their private interests or other obligations in relation to the obligations towards Demag Cranes AG.

No family relationships exist among the members of the senior management themselves or with members of the management board or the supervisory board of the Company.

### General shareholders' meeting

The general shareholders' meeting is held at the Company's registered office, in a city in the Federal Republic of Germany with more than 100,000 inhabitants or within a radius of 50 km of the Company's registered office. Each no-par share entitles one vote at the general shareholders' meeting. There are no restrictions on voting rights. A voting right accrues only once the relevant contribution has been fully paid in.

Unless a different majority is required by law, resolutions are adopted by a simple majority of the votes cast at the adoption of the resolution and, where the law stipulates an equity majority in addition to the majority of votes cast, by a simple majority of the share capital represented at the adoption of the resolution. Under German stock corporation law, resolutions of fundamental importance require not only a majority of votes cast, but also a majority of at least three quarters of the share capital represented at the adoption of the resolution. Resolutions of fundamental importance include, in particular:

- any change of the object and purpose of the Company;
- capital increases excluding pre-emptive rights;
- capital decreases;
- the creation of authorized or contingent share capital;
- any merger, division, spin-off or split-up as well as the transfer of the Company's entire assets;
- the execution of inter-company agreements (in particular controlling and profit and loss pooling agreements);
- any change in the Company's legal form; and
- the dissolution of the Company.

The shareholders' general meeting may be called by the management board, the supervisory board or the shareholders holding an aggregate of 5% of the registered share capital. In the shareholders' forum of the electronic Federal Gazette (*Bundesanzeiger*), the shareholders or shareholder associations may invite other shareholders to call such meeting either jointly or by proxy. The supervisory board has to call a shareholders' general meeting if the well-being of the Company so requires. The annual general shareholders' meeting shall be held within the first eight months of each fiscal year. According to the Company's articles of association, shareholders who have registered on time may attend the general shareholders' meeting and exercise their voting rights. Registration at the Company must be effected at the address designated in the convening announcement no later than on the seventh day prior to the meeting. Registration must be in text form and be provided either in German or English. In addition, the shareholders must provide evidence of their eligibility to attend the general shareholders' meeting and to exercise their voting rights. In this respect, proof of their shareholding submitted in text form by the credit or financial institution maintaining the securities account shall be considered sufficient proof. This must be provided in German or English and must also be received by the Company no later than on the seventh day prior to the meeting.

Neither German law nor the Company's articles of association restrict the right of foreign shareholders or of shareholders who are not residing in Germany to hold shares or to exercise the voting rights attached thereto.

As a rule, the rights of shareholders may only be changed with the consent of the shareholders concerned. In the event that shares of a different class are created, the authorization of a special resolution adopted with a three quarter majority of the shareholders affected will be required, in addition to the three quarters majority to amend the articles of association. No deviations from the statutory provisions regarding the change of shareholder rights exist.

**Corporate governance**

The Company identifies with the objectives of the German Corporate Governance Code (hereinafter also referred to as the "Code"), namely the principles of transparent and responsible corporate management and control that are oriented towards enhancing the Company's value. The supervisory board and management board as well as all executive personnel and employees of the Demag Cranes Group are committed to furthering this objective. The management board of Demag Cranes AG assumes responsibility for the Group's compliance with the principles of the Corporate Governance Code.

The Company intends to largely meet the recommendations of the German Corporate Governance Code as amended on June 2, 2005. The particulars have yet to be coordinated between the management board and the supervisory board. At this stage, the Company plans not to follow the recommendations set forth under Section 5.4.7 and Section 3.8 of the Code since the articles of association do not provide for any performance-based compensation components for supervisory board members and the D&O insurance policies do not provide for any deductible.

## SHAREHOLDER STRUCTURE AND EQUITY PARTICIPATION PROGRAMS

### Shareholder structure

The following table presents the names of the shareholders and their respective equity interests in the Company's share capital prior to the Offering as well as after completion of the Offering, assuming full exercise of the Greenshoe Option.

| | Shareholding | | | |
|---|---|---|---|---|
| | Prior to the Offering | | After completion of the Offering | |
| Name of Shareholder | No-par shares | in % | No-par shares | in % |
| DCC Luxembourg 2 S.à r.l.[1] | 9,906,800 | 46.8 | 6,508,683 | 30.8 |
| Gottwald Luxembourg 2 (b) S.à r.l.[1] | 8,906,883 | 42.1 | 0 | 0.0 |
| DCC Management Beteiligungs GmbH & Co. KG[2] | 1,696,000 | 8.0 | 1,696,000 | 8.0 |
| Gottwald Management Beteiligungs GmbH & Co. KG[2] | 663,310 | 3.1 | 663,310 | 3.1 |
| Free float | 0 | 0 | 12,305,000 | 58.1 |
| **Total** | **21,172,993** | **100.0** | **21,172,993** | **100.0** |

(1) DCC Luxembourg 2 S.à r.l. and Gottwald Luxembourg 2(b) S.à r.l. are corporations organized under the laws of Luxembourg that are (indirectly) wholly owned by Demag Holding S.à r.l. Demag Holding S.à r.l. is indirectly controlled by private equity investment funds, which are advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") (KKR European Fund, Limited Partnership, KKR 1996 Fund (Overseas), Limited Partnership, as well as KKR Partners (International), Limited Partnership). Such funds collectively and indirectly hold 81% of the shares in the Demag Holding S.à r.l. In addition, Siemens AG, Berlin and Munich, has an equity interest in Demag Holding S.à r.l. (19%).

(2) DCC Management Beteiligungs GmbH & Co. KG and Gottwald Management Beteiligungs GmbH & Co. KG are investment vehicles through which executive employees of Demag Cranes (predominantly in Germany), including members of the Company's management board, hold an indirect equity interest in the Company in accordance with the provisions of the Management Equity Participation Plan ("MEP").

Depending on the exercise of the Greenshoe Option, the Selling Shareholders may still own up to 38.3% of the shares of the Company after completion of the Offering.

### Matching Stock Program

Upon termination of the Management Equity Participation Plan (see also "*Business transactions and legal relationships with related parties—Management Equity Participation Program*"), a so-called Matching Stock Program ("MSP") was introduced in connection with the Company's initial public offering. Approximately 65 executive employees of the Company and its direct and indirect subsidiaries are eligible to participate in the MSP. This includes the Company's management board members. The objective of the MSP is to offer a capital market oriented incentive program to the management of the Company and its direct and indirect subsidiaries.

Pursuant to the terms of the MSP, each MSP participant is obliged to purchase shares in the Company ("MSP shares") from his/her own funds within the context of the MSP up to an individually prescribed maximum investment amount (which may not exceed an aggregate amount of €2.0 million for all MSP participants). The management board has the option, in addition to its investment at the beginning of the MSP, to place 12 months after the start of the MSP more MSP shares into the MSP which may be contributed from from the Management Equity Participation Plan (see "*Business transactions and legal relationships with related parties—Management Equity Participation Program*"). All MSP shares will be deposited in a blocked securities account for the benefit of the MSP participant, where they will be blocked for the duration of his/her participation in the MSP. Every twelve months, and on five occasions in total, the Company will allocate each MSP participant up to 6 virtual, so-called phantom shares, per MSP share. In the event that certain exercise hurdles have been achieved, the phantom shares can be "exercised" two years after their allocation. These exercise hurdles are linked to the development of the Company's share price since the allocation of the relevant phantom shares. If the phantom shares are not exercised within seven years after the commencement of the MSP, they will lapse.

If the phantom shares are exercised upon achievement of the performance hurdles, the Company, after withholding wage taxes and other contributions, will provide the MSP participant with compensation in the amount of the difference between (a) the market price of the Company's shares at the time the relevant phantom shares are exercised and (b) the sum of the market price of the Company's shares at the time the phantom shares were allocated and the exercise hurdle of 10%. Thus, the costs that the Company bears for the MSP will increase in line with an increase in the Company's share price in the relevant time period. MSP participants are obliged to use the compensation amount for the purchase of additional Company shares and have authorized the Company to undertake this purchase (on behalf and for the account of the MSP participants). The Company will purchase the shares required for this purpose on behalf and for the account of the MSP participants on the stock market. MSP participants may freely dispose of their shares two years after these shares have been booked to the blocked securities account.

Should a MSP participant cease to be employed by the Company or one of its direct or indirect subsidiaries before the end of the term of the MSP, any and all claims to phantom shares not yet allocated will lapse. Under certain circumstances phantom shares that have already been allocated but not yet exercised will be settled commensurately.

## BUSINESS TRANSACTIONS AND LEGAL RELATIONSHIPS WITH RELATED PARTIES

### Management Equity Participation Program

With regard to the Company, agreements on management equity participation (the "Management Equity Participation Agreements") exist which will be terminated effective on the first day of trading in the Company's shares on the stock exchange. This includes a "Shareholders and Co-Investment Agreement Regarding the Implementation of a Management Equity Program for the DCC-Group" agreed upon on November 26, 2003 and an "Investment Agreement for Certain Managers of the DCC-Group" dated July 22, 2005. The parties to both of these agreements were, in addition to individual managers of the DCC HoldCo 3-Group, Demag Holding S.à r.l., Demag Investments S.à r.l., DCC Luxembourg 2 S.à r.l., the Company as well as DCC Management Beteiligungs GmbH & Co. KG, its general partner Demag Management Equity Participation Verwaltungs GmbH, and its limited partner Demag MEP Beteiligungs GmbH. Furthermore, a "Shareholders and Co-Investment Agreement Regarding the Implementation of a Manager Equity Program for the Gottwald-Group" was concluded on July 8, 2004 between individual managers of the Gottwald HoldCo 3-Group, Demag Holding S.à r.l., Demag Investments S.à r.l., Gottwald Luxembourg 2 (b) S.à r.l., the Company, Gottwald Management Beteiligungs GmbH & Co. KG, Demag Management Equity Participation Verwaltungs GmbH and Demag MEP Beteiligungs GmbH.

In connection with the conclusion of the Management Equity Participation Agreements, executive employees of the Company and affiliated companies acquired limited partnership shares in DCC Management Beteiligungs GmbH & Co. KG or Gottwald Management Beteiligungs GmbH & Co. KG or in both limited partnerships. The general partner of DCC Management Beteiligungs GmbH & Co. KG and of Gottwald Management Beteiligungs GmbH & Co. KG is Demag Management Equity Participation Verwaltungs GmbH, 100% of which is owned by Demag Investments S.à r.l. The general partner holds no equity interest in DCC Management Beteiligungs GmbH & Co. KG or Gottwald Management Beteiligungs GmbH & Co. KG.

DCC Management Beteiligungs GmbH & Co. KG and Gottwald Management Beteiligungs GmbH & Co. KG were established for the purpose of pooling manager participations in one of these companies and have acquired shares in the Company. DCC Management Beteiligungs GmbH & Co. KG holds 1,696,000 shares in the Company, which corresponds to a participation of 8.0%. Gottwald Management Beteiligungs GmbH & Co. KG holds 663,310 shares in the Company, corresponding to a participation of 3.1%. In addition to the managers, Demag MEP Beteiligungs GmbH, a 100% subsidiary of Demag Investments S.à r.l., is a limited partner in DCC Management Beteiligungs GmbH & Co. KG and in Gottwald Management Beteiligungs GmbH & Co. KG. Demag MEP Beteiligungs GmbH holds 10.7% of the limited partnership shares in DCC Management Beteiligungs GmbH & Co. KG and 19.4% of the limited partner shares of Gottwald Management Beteiligungs GmbH & Co. KG. In particular, the purpose of this participation on the part of Demag MEP Beteiligungs GmbH was to reserve limited partnership shares for any managers who might join later.

The shares held by DCC Management Beteiligungs GmbH & Co. KG and Gottwald Management Beteiligungs GmbH & Co. KG belong, from an economic perspective, to the managers in accordance with the amount of their respective participations in the limited partnership. This does not include the small number of shares which are attributable to the minority shareholding of Demag MEP Beteiligungs GmbH in DCC Management Beteiligungs GmbH & Co. KG and Gottwald Management Beteiligungs GmbH & Co. KG. These shares economically belong to Demag MEP Beteiligungs GmbH.

After expiration of the lock-up period applicable for the respective limited partnerships (see "*The Offering—Lock-up agreement*"), the managers are entitled to require that DCC Management Beteiligungs GmbH & Co. KG or Gottwald Management Beteiligungs GmbH & Co. KG sell the shares beneficially attributable to them and corresponding to the amount of their participations in the limited partnership through the stock exchange or transfer the shares to them. This follows from the partnership agreement of both limited partnerships.

Upon termination of the Management Equity Participation Agreements, the parties agreed that the Company shall continue to bear the administrative costs for both limited partnerships until expiration of the lock-up agreement or until Demag MEP Beteiligungs GmbH and Demag Management Equity Participation Verwaltungs GmbH leave DCC Management Beteiligungs

GmbH & Co. KG and Gottwald Management Beteiligungs GmbH & Co. KG, whichever takes place later.

**Contracts with Siemens AG and with companies affiliated with Siemens AG**

Siemens AG, Berlin and Munich, has a direct participation of 19% in the share capital of Demag Holding S.à r.l., Luxembourg. Demag Holding S.à r.l itself indirectly controls DCC Luxembourg 2 S.à r.l. and Gottwald Luxembourg 2 (b) S.à r.l, the current principal shareholders of the Company. There existed and currently exist various contracts on customary market terms between companies of the Demag Cranes Group and of the Siemens Group.

***Production, delivery and servicing of geared motors***

On April 30, 2002, Siemens AG and Demag Cranes & Components GmbH agreed to cooperate in the production of geared motors. Demag Cranes & Components GmbH purchased motors at fixed terms and conditions from Siemens AG and assembled these with its own gears into Siemens geared motors, inspected them and distributed them to end-customers. The framework agreement was dissolved effective January 31, 2005 pursuant to an agreement dated February 18, 2004. Demag Cranes & Components GmbH still produces a small number of Siemens geared motors on the basis of individual orders from Siemens AG. Since April 2002, Siemens AG has paid a total of approximately €3.6 million to Demag Cranes & Components GmbH, whereas during the same period Demag Cranes & Components GmbH paid approximately €1.8 million to Siemens AG for the purchase of the motors.

On September 12, 2002, Siemens AG and Demag Cranes & Components GmbH entered into a service agreement supplementing the framework agreement on Siemens geared motors dated April 30, 2002, with which Demag Cranes & Components GmbH was authorized, inter alia, to provide repair and services for the contract products. The agreement took effect on September 12, 2002, and ends in the year 2007.

In an additional framework agreement of July 4/17, 2001, Siemens Dematic AG, Nuremberg, purchased geared motors from Demag Cranes & Components GmbH. Two major projects (relating to the Paris airport in 2001 and the Madrid airport in 2002), among others, as well as additional individual deliveries were conducted under this contract. The framework agreement was terminated as of December 31, 2004, and the warranties under both projects run until December 31, 2006 and August 4, 2007, respectively. Demag Cranes & Components GmbH had total sales under the framework agreement of approximately €12.8 million in fiscal year 2002/2003, €4.3 million in fiscal year 2003/2004 and €3.3 million in fiscal year 2004/2005.

***IT service agreements***

There is an agreement in place between Siemens Business Services GmbH & Co. OHG, Essen, and Demag Cranes & Components GmbH with regard to the operation of EDI (electronic data interchange) processes. Siemens Business Services GmbH & Co. OHG has received payments of €101,671 in this field since 2002.

Under a service agreement with Siemens Dematic AG, Nuremberg, dated August 30, 2002, Demag Cranes & Components GmbH, acting as the legal successor to Demag Cranes & Components GmbH & Co. KG, has provided support services in the fields of personnel management, personnel accounting and systems management as well as in initial and continued training. The scope of the services under the contract was continuously reduced. Demag Cranes & Components GmbH received a low seven digit amount in fiscal year 2002/2003 which was reduced by fiscal year 2004/2005 to an amount in the lower five digit range. The contract was terminated at the beginning of 2006.

***Other contracts***

There is a service agreement between Demag Cranes & Components GmbH and Siemens AG dated July 10, 2001 for the implementation of the obligations under company pension plans of Demag Cranes & Components GmbH as well as its subsidiaries and companies in which it holds participations. Siemens AG administers the existing pension plan entitlements of the "*Essener*

*Verband*" and administers new pension entitlements. Siemens AG receives an annual payment of approximately €21,000 under this contract.

Demag Cranes & Components AG, Dietlikon (Switzerland) delivered certain components worth approximately €139,500 to Siemens AG, Salzburg (Austria) under a contract from February 2006 for the purpose of modernizing equipment. Furthermore, Gottwald Port Technology GmbH purchased switches and additional components worth €7,136 from Siemens AG under a contract dated December 21, 2005.

There is a license agreement with Mannesmann Demag Krauss-Maffei AG (MDKM), a subsidiary of Siemens AG, with respect to the trademark "Demag" (see "*Business activities—Research and development, patents, licenses and trademarks*").

Demag Cranes & Components SpA, Agrate Brianza (Italy) rents premises from Siemens Dematic SpA, Agrate Brianza (Italy) for an annual rent of currently around €150,000.

The Demag Cranes Group companies have also supplied cranes and components (including services and geared motors) to companies of the Siemens Group for a total value of approximately €27.0 million in fiscal year 2002/2003, approximately €10.6 million in fiscal year 2003/2004 and approximately €7.8 million in fiscal year 2004/2005.

**Contracts with Demag Holding S.à r.l. and affiliates of Demag Holding S.à r.l.**

In addition to the companies in the present Demag Cranes Group, Demag Holding S.à r.l has other subsidiaries. These include DCC Luxembourg 2 S.à r.l., Luxembourg, and Gottwald Luxembourg 2 (b) S.à r.l., Luxembourg, which are held 100% (indirectly) by Demag Holding S.à r.l as well as Demag Finance S.à r.l., Luxembourg, and Demag Mezz S.à r.l., Luxembourg. Demag Investments S.à r.l., Luxembourg, is a direct 100% subsidiary of Demag Holding S.à r.l. Furthermore, the companies of the mpm group and the Argillon group are indirectly majority owned subsidiaries of Demag Holding S.à r.l.

The shares in Demag Holding S.à r.l. are held 81% indirectly by Sunrise Investments (European Fund), Limited Partnership, and by Sunrise Investments (1996 Fund), Limited Partnership (both investment vehicles of funds advised by KKR), as well as 19% directly by Siemens AG.

Companies of the Demag Cranes Group maintain or maintained, as the case may be, the following listed contractual relationships with these companies and Demag Holding S.à r.l. on customary market terms.

***Contribution agreement***

With regard to the contribution agreement between the Company, Gottwald Luxembourg 2 (b) S.à r.l. and Gottwald Management Beteiligungs GmbH & Co. KG, see "*Material contracts—Other material contractual relationships—Contribution agreement dated May 18, 2006*".

***Loan agreements***

In the course of the acquisition of the Demag Cranes Group and other companies (inter alia, the mpm group and the Argillon group) by private equity investment funds advised by KKR – which indirectly hold 81% of the shares in Demag Holding S.à r.l – from Siemens AG, a comprehensive refinancing of all acquired companies was implemented pursuant to contracts dated September 24, 2002. In this context, various loan agreements were concluded between companies of the Demag Cranes Group and affiliates. Under a fixed interest-bearing loan note ("Vendor Loan Note") Siemens AG granted funds totaling approximately €120 million to DCC HoldCo 4 (vier) GmbH and Gottwald HoldCo 4 (vier) GmbH. Furthermore, Sunrise Investments (European Fund), Limited Partnership, Sunrise Investments (1996 Fund), Limited Partnership and Siemens AG provided funds originally in the amount of €3.3 million to DCC HoldCo 3 (drei) GmbH (the present day Demag Cranes AG) and in an amount of €730,000 (increased to €830,000 in August 2003) to Gottwald HoldCo 3 (drei) GmbH (the "MEP-Loans"). Argillon GmbH, Redwitz, which is an indirect majority-owned subsidiary of Demag Holding S.à r.l., and Stabilus HoldCo 6 (sechs) GmbH, Dusseldorf (at that time an indirect majority-owned subsidiary of Demag Holding S.à r.l., which then was merged in May 2005 into Stab Dritte Holding GmbH, Koblenz, a company not affiliated with Demag Holding S.à r.l.), borrowed approximately €14.6 million (including a short-term loan of €5.0 million to Stabilus

HoldCo 6 (sechs) GmbH with a term from January 27, 2003 until February 24, 2003) from Demag Cranes & Components GmbH. These loans were repaid in full by July 11, 2003. DCC Luxembourg 2 S.à r.l. provided additional funding in the amount of €65.0 million to DCC HoldCo 3 (drei) GmbH (the present day Demag Cranes AG), while Gottwald HoldCo 3 (drei) GmbH received a loan in the amount of €15.0 million from Gottwald Luxembourg 2 (b) S.à r.l. (the "Vanilla Loan"). In addition, Gottwald Port Technology GmbH received an amount of €7.0 million in June 2003 from Argillon GmbH, which was repaid in July/August 2003.

Between February 2004 and the implementation of the existing financing in January 2005, other refinancing measures took place with regard to the acquired companies. The Vendor Loan Note, which was originally due for repayment on September 24, 2013, was repaid prematurely in February 2004, and the MEP-Loans were repaid at the end of August 2004. In February 2004, Gottwald HoldCo 4 (vier) GmbH also took out a loan in the amount of €5.1 million from Omnetica Investment Ltd., Hull, Great Britain, which at the time was an indirect, majority owned subsidiary of Demag Holding S.à r.l., which loan was repaid in August 2004. Demag Cranes & Components GmbH received loans from Argillon GmbH (€8.0 million), Omnetica Investment Ltd. (€24.4 million), Demag Finance S.à r.l. (€50.0 million) and Landis + Gyr Group GmbH, Nuremberg, previously an indirect majority owned subsidiary of Demag Cranes Holding S.à r.l. (€18.0 million) all of which were fully repaid in September 2004. The Vanilla Loan to DCC HoldCo 3 (drei) GmbH (the present day Demag Cranes AG) was contributed to its equity capital reserve on June 30, 2004. Gottwald HoldCo 3 (drei) GmbH repaid the Vanilla Loan in January 2005 in connection with the implementation of the existing financing. Further, there were extensive loan relationships with Demag Mezz S.à r.l. and Demag Finance S.à r.l. under which – comparable with the present financing – primarily bank loans were passed on to the companies of the Demag Cranes Group by way of shareholder loans, including a €11.0 million loan to Demag Cranes & Components spol. s.r.o., Slany (Czech Republic), which was repaid in February 2006.

At the end of September 2004, Stabilus B.V., Amsterdam (The Netherlands), a 100% indirect subsidiary of Demag Holding S.à r.l., granted a loan in the amount of €103.6 million to DCC HoldCo 5 (fünf) GmbH and a loan in the amount of €10.2 million to Gottwald Port Technology GmbH. On December 14, 2004, DCC Luxembourg 2 S.à r.l. made a payment through Stabilus B.V. in the amount of €100.0 million to the capital reserves of DCC HoldCo 3 (drei) GmbH (the present day Demag Cranes AG). The funds freed up through this were passed on to DCC HoldCo 5 (fünf) GmbH, which repaid the loan from Stabilus B.V. in this amount. The remaining amount of the loan was repaid to Stabilus B.V. in the course of implementing the current financing in January 2005. Stabilus B.V. assigned its claim against Gottwald Port Technology GmbH to Demag Finance S.à r.l.

Likewise, in the course of the refinancing activities in January 2005, Gottwald Port Technology GmbH repaid an outstanding loan (including accrued interest) of €31.6 million to Demag Mezz S.à r.l. Loans on the part of Gottwald Port Technology GmbH totaling approximately €9.7 million and on the part of DCC HoldCo 5 (fünf) GmbH of approximately €69.5 million were repaid to Demag Finance S.à r.l.

Any amounts still outstanding under loan agreements with related parties will be repaid upon settlement of the sale of Offered Shares.

Gottwald Port Technology GmbH granted a loan of €10,226 to Mr. Dirk Kießling, Board Member of Demag Cranes AG, by means of a contract dated October 21, 1999. The loan was repaid in full in April 2006.

### *Existing financing*

With regard to the contracts in connection with the existing financing of the Demag Cranes Group see "*Material contracts—Other material contractual relationships—Financing agreements*".

### *Cash pooling*

The companies of the Demag Cranes Group in Germany, France, Great Britain, Italy and Spain, together with the Argillon group and the mpm group, participate in a multi-level cash pooling system (for Euro and British Pounds) with Commerzbank AG, whereby the cash pool is conducted through mannesmann plastics machinery GmbH, Munich (the "Cash Pool Leader"), an indirect, majority owned subsidiary of Demag Holding S.à r.l. On each value date, the account balances of the respective subsidiaries in the cash pool are transferred to the account of the intermediate holding company DCC HoldCo 5 (fünf) GmbH (zero balancing), whose accounts as well as the accounts of Gottwald Port Technology GmbH are, in turn, settled with the Cash Pool Leader. The total cash pool is covered by a line of credit in the amount of €10.0 million provided by Commerzbank AG under the existing financing. Furthermore, there is a cash pool (for U.S. dollars) maintained with JP Morgan Chase Bank NA, New York (United States) and London (Great Britain) for the U.S. companies, which is also conducted through the Cash Pool Leader. The accounts of the U.S. companies are settled with the account of Demag Cranes & Components GmbH up to a certain base amount (target balancing), and Demag Cranes & Components GmbH then transfers its account balances to the Cash Pool Leader (zero balancing). It is intended that the companies of the Demag Cranes Group will withdraw from both cash pools in June 2006 in connection with the Company's initial public offering.

### *Intra Group Agreement*

In the context of the acquisition of the present Demag Cranes Group and other companies by Demag Holding S.à r.l. from Siemens AG, on September 23, 2002, a so-called "Intra Group Agreement" was concluded between Demag Holding S.à r.l. and originally 46 intermediate companies of Demag Holding S.à r.l. (the "Holding Companies"). The acquisition structure, the internal financing and the repayment of financial liabilities from the group being acquired were laid down in the Intra Group Agreement. Furthermore, it was agreed that certain shares in the companies acquired from Siemens AG as well as their assets and liabilities would be transferred to the Holding Companies instead of Demag Holding S.à r.l. The aforementioned Intra Group Agreement and a so-called "Clarification Agreement" further provide which rights the Holding Companies and Demag Holding S.à r.l. have in the internal relationship, especially towards Siemens AG. The respective Holding Companies making the acquisition have the right to require Demag Holding S.à r.l., as purchaser, to assert rights and claims under the purchase agreement against Siemens AG, which economically concern the Holding Companies. Demag Holding S.à r.l. is obligated to forward all payments it receives from Siemens AG in this context to the respective Holding Company. The Holding Companies have, in turn, authorized Demag Holding S.à r.l. to process all relevant claims, set them off or waive them vis-à-vis Siemens AG. All companies of the Demag Cranes Group will cease to be parties to this agreement upon the listing of the shares in the Company.

### *Agreements with Demag Dienstleistungs GmbH*

Pursuant to a contract dated October 1, 2003 entered into between Demag Cranes & Components GmbH and Demag Dienstleistungs GmbH, Dusseldorf, an indirect 100% subsidiary of Demag Holding S.à r.l., Demag Dienstleistungs GmbH assumed the administration of the compensation of the managing directors of Demag Cranes & Components GmbH and also provided consultancy services regarding structuring and strategic issues. Demag Dienstleistungs GmbH purchased such consultancy services from the managing directors of various subsidiaries of Demag Holding S.à r.l., including the managing directors of DCC HoldCo 3 (drei) GmbH, as described below. Pursuant to a contract dated September 30, 2003, Demag Dienstleistungs GmbH took over the administration of the compensation for managing directors of Gottwald Port Technology GmbH as well. The compensation for Demag Dienstleistungs GmbH for administration services consists in each case of a surcharge of 5% to the costs it incurs. Demag Dienstleistungs GmbH was reimbursed for costs incurred in connection with consultancy services. Demag Dienstleistungs GmbH has assumed the processing of the compensation for the members of the management board of Demag Cranes AG commencing in May 2006. Mr. Harald Joachim Joos, member of the management board of Demag Cranes AG, concluded a consulting agreement with Demag Dienstleistungs GmbH dated November 28/29, 2003 pursuant to which he advised Demag Dienstleistungs GmbH on general corporate structuring and strategic issues. Mr. Klaus Moll, Dr. Thomas Zipse and Dr. Horst J. Heiber, all former managing directors of DCC HoldCo 3 (drei) GmbH (the present day Demag Cranes AG), and Mr. Alfred Hack, member of the supervisory board of Demag Cranes AG, also provided consulting support to Demag Dienstleistungs GmbH in this field pursuant to contracts dated January 7, 2003, March 30/April 6, 2004, May 1/11, 2005 and March 21/23, 2005. The contract with Mr. Moll was terminated on November 30, 2003; the contract with Mr. Hack on September 30, 2004. The other contracts ended on April 30, 2006. In fiscal year

2004/2005, Demag Dienstleistungs GmbH paid fees under the aforementioned consultancy agreements totaling approximately €1.4 million.

There is also a service agreement for motor vehicle leasing dated April 30, 2004 between Demag Dienstleistungs GmbH and Demag Cranes & Components GmbH. Demag Cranes & Components GmbH assumes all tasks for Demag Dienstleistungs GmbH which arise as a result of providing motor vehicles by Demag Cranes & Components GmbH to Demag Dienstleistungs GmbH. Demag Cranes & Components GmbH receives a one time lump sum servicing charge of €780 for each vehicle leased.

***Other contracts***

Since the year 2003, a so-called "Inter-company Service Agreement" existed between DCC Luxembourg 2 S.à r.l. and Demag Cranes & Components GmbH. Under this agreement, DCC Luxembourg 2 S.à r.l. provided certain services to Demag Cranes & Components GmbH, including consulting and support in general commercial matters as well as with respect to financing matters, of corporate strategy, bookkeeping and accounting, third-party financing and in the fields of legal and tax advice. In addition, a D&O insurance was made available. The contract expires at the end of the month in which the shares in the Company are first listed. DCC Luxembourg 2 S.à r.l. has received payments totaling approximately €4.4 million up to March 2006.

Gottwald Port Technology GmbH and its subsidiaries (see "*Information on Demag Cranes AG—Structure of the Demag Cranes Group*") were subsidiaries of Demag Holding S.à r.l. and sister companies of the present-day Demag Cranes AG prior to establishing the present-day structure of the Demag Cranes Group. Gottwald Port Technology GmbH, Dusseldorf, also concluded an "Inter-company Service Agreement" with Gottwald Luxembourg 2 (b) S.à r.l., Luxembourg, an indirect subsidiary of Demag Holding S.à r.l., on March 7/20, 2003. The contract expires at the end of the month in which the shares in the Company are first listed. Gottwald Luxembourg 2 (b) S.à r.l. received total payments under the contract of approximately €1.3 million until March 31, 2006.

The companies of the Demag Cranes Group are included in an excess liability insurance through Demag Holding S.à r.l. entered into by KKR. By March 31, 2006, Demag Holding S.à r.l. had received reimbursements for related premium payments totaling approximately €99,700, with another reimbursement in the amount of €212,500 outstanding.

In a maintenance agreement dated February 17, 2003, DCC Luxembourg 2 S.à r.l. and Gottwald Port Technology GmbH agreed that Gottwald Port Technology GmbH would install and maintain required operating software as well as any hardware at DCC Luxembourg 2 S.à r.l. in consideration of a monthly fee. DCC Luxembourg 2 S.à r.l. paid a total amount of approximately €234,900 under this contract by the end of March 2006.

mannesmann plastics machinery GmbH, Munich (previously MPM Consulting & Services GmbH, Munich), provides treasury services to Demag Cranes & Components GmbH under a contract dated September 10/24, 2003. The corresponding services are rendered in cooperation of the treasury team of Demag Cranes with employees of the treasury team of mannesmann plastics machinery GmbH. On January 31, 2005, DCC HoldCo 5 (fünf) GmbH, the sole parent company of Demag Cranes & Components GmbH, joined the agreement as a party receiving services. From fiscal year 2002/2003 to March 2006, mannesmann plastics machinery GmbH received payments under this agreement from Demag Cranes & Components GmbH and DCC HoldCo 5 (fünf) GmbH in a total amount of €951,801. Gottwald Port Technology GmbH is also supported by mannesmann plastics machinery GmbH with regard to treasury services under a contract dated September 10/October 17, 2003 and paid amounts of €255,726 in this context from fiscal year 2002/2003 until March 2006. The contracts will expire at the end of the month in which the shares in the Company are first listed.

A consulting agreement dated July 1, 2003 exists between Gottwald Port Technology GmbH and Demag Cranes & Components Ltda., Sao Paulo (Brazil). Demag Cranes & Components Ltda. supports and advises Gottwald Port Technology GmbH in financing and marketing issues in the Brazilian market. Gottwald Port Technology GmbH has made payments under this contract between October 2003 and September 30, 2005 in the amount of approximately €1.0 million.

In addition, Gottwald Port Technology GmbH concluded an agency agreement on August 1, 2003 with Demag Cranes & Components Corp., Cleveland (United States), for mobile harbor cranes and related services in the territory of the United States and Canada as well as in the Caribbean and Central America. Except in special cases, the sale of the products is carried out by Demag Cranes & Components Corp. in its own name and for its own account. Gottwald Port Technology GmbH paid approximately €2.4 million to Demag Cranes & Components Corp. from fiscal year 2002/2003 to the end of March 2006, while it received from Demag Cranes & Components Corp. approximately €3.5 million in fiscal year 2002/2003, approximately €3.3 million in fiscal year 2003/2004, approximately €14.9 million in fiscal year 2004/2005 and approximately €9.0 million since then until the end of March 2006.

Furthermore, an agency agreement exists with Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai (China), and Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong (China), under which the companies support the distribution of the products of Gottwald Port Technology GmbH in China. In consideration, Gottwald Port Technology GmbH reimburses the resulting costs of €285,189 from fiscal year 2002/2003 through March 2006.

On the basis of a contract dated July 23, 2004, Kranservice Rheinberg GmbH, Rheinberg, an indirect subsidiary of Demag Cranes AG, has provided customer services in the area of customer service in Germany and in other European countries for Gottwald Port Technology GmbH. This includes, inter alia, repair works for all container transport vehicles produced by Gottwald Port Technology GmbH and occasionally mobile harbor cranes, including the respective control elements. The parties have agreed on hourly/daily rates and price conditions as well as any surcharges. Until March 31, 2006, Kranservice Rheinberg GmbH received €669,264 under this contract.

In its usual course of business Demag Cranes & Components GmbH also delivered cranes and components (including services) to Gottwald Port Technology GmbH in the years from 2002 until the end of March 2006 having a total value of approximately €2.9 million and to Argillon GmbH, Redwitz, at a total value of €73,303.

**Contracts with MHE-Demag (S) Pte. Ltd.**

MHE-Demag (S) Pte. Ltd., Singapore (Singapore), is a joint venture in which Demag Cranes AG and Jebsen & Jessen (S.E.A.) Pte. Ltd., Singapore (Singapore), each hold 50%. There is an agency agreement between MHE-Demag (S) Pte. Ltd. and Demag Cranes & Components GmbH dated December 20, 1991 and January 9, 1992 and a production agreement dated September 7/11, 2000.

MHE-Demag (S) Pte. Ltd. is entitled and obligated under the agency agreement to represent the interests of Demag Cranes & Components GmbH in the fields of cranes and hoists in the area of Singapore, Malaysia, Indonesia, Thailand, the Philippines, Brunei, Vietnam, Cambodia, Laos and East Timor. In this context, products are either acquired in the own name and for the own account or they are sold in the name of and for the account of Demag Cranes & Components GmbH. Under the agency agreement, sales of approximately €10.1 million were generated in fiscal year 2002/2003, approximately €10.3 million in fiscal year 2003/2004, approximately €13.4 million in fiscal year 2004/2005 and in the current fiscal year until mid-April 2006 approximately €6.3 million.

Under the production agreement, Demag Cranes & Components GmbH authorized MHE-Demag (S) Pte. Ltd. to produce and distribute cranes and hoists in the above mentioned areas. Demag Cranes & Components GmbH provides the documentation necessary against payment of a fee. MHE-Demag (S) Pte. Ltd. is required to use certain components from Demag Cranes & Components GmbH in the production of the products. The contract can be terminated by giving at least 24 months notice, but no earlier than December 31, 2007. The production agreement can be terminated independently of the agency agreement. If the agency agreement is terminated, the notice of termination will also apply to the production agreement. In case of a material change with regard to the shareholder under the shareholder's agreement with Jebsen & Jessen (S.E.A.) Pte. Ltd. (see also "*Material contracts—Other material contractual relationships—Shareholder's agreement with Jebsen & Jessen (S.E.A.) Pte. Ltd. with regard to the participation in MHE-Demag (S) Pte. Ltd., Singapore*"), a two-year notice period applies for both contracts.

Since January 2003, Gottwald Port Technology GmbH has also been maintaining an agency agreement with MHE-Demag (S) Pte. Ltd. for Singapore, the Philippines and Brunei. Under this agreement, MHE-Demag (S) Pte. Ltd. is required to represent the interests of Gottwald Port

Technology GmbH in the designated area with regard to mobile harbor cranes as well as related replacement parts and services. In addition, MHE-Demag (S) Pte. Ltd. acts as an intermediate dealer and supports Gottwald Port Technology GmbH in its marketing activities, in delivering products and receivables management. Gottwald Port Technology GmbH pays a fixed monthly amount of €25,000 as compensation for this ongoing engagement. Gottwald Port Technology has already paid a total of approximately €1.1 million under this contract.

**Agency contract with E.A. Juffali & Bros.**

E.A. Juffali & Bros., Saudi Arabia, previously held approximately a 29% interest in Demag Cranes & Components Holdings Ltd., Dubai (UAE), a subsidiary of Demag Cranes & Components GmbH. An agency agreement dated April 1/14 1993 existed between Demag Cranes & Components GmbH and E.A. Juffali & Bros. under which E.A. Juffali & Bros. represented the interests of Demag Cranes & Components GmbH in the field of cranes and hoists in, among other countries, Saudi Arabia. Under this contract, products are either acquired in E.A. Juffali & Bros.' name and for E.A. Juffali & Bros.' account or products are sold in the name of and for the account of Demag Cranes & Components GmbH. Under a contract dated March 27, 2006, Demag Cranes & Components (Middle East) FZE (Dubai), a wholly owned direct subsidiary of Demag Cranes & Components Holdings Ltd., has assumed all rights and obligations of Demag Cranes & Components GmbH under the agency agreement. Between October 1, 2002 and the end of March 2006, approximately €3.3 million was paid by E.A. Juffali & Bros. to Demag Cranes & Components GmbH or Demag Cranes & Components (Middle East) FZE, respectively.

**Loan agreement with TBA International Holding B.V.**

TBA International Holding B.V., 's-Gravenhage (The Netherlands), which is a co-shareholder in TBA B.V., Delft (The Netherlands) holding 30.22%, granted this latter company an interest-bearing loan in the amount of €300,000 at an annual interest rate of 4% commencing on January 1, 2006 under an agreement dated February 28, 2006. The loan is due for repayment together with interest on June 30, 2006.

## INFORMATION ABOUT THE CAPITAL OF DEMAG CRANES AG

### Share capital and shares

Demag Cranes AG's registered share capital currently amounts to €21,172,993. The share capital is divided into 21,172,993 bearer shares with no par value, each representing a current notional share in the share capital of €1.00. The share capital of the Company has been fully paid in.

Each share entitles the holder to one vote at the Company's General Shareholders' Meeting. There are no restrictions on voting rights. The shares carry full dividend rights as from October 1, 2005, i.e. for the entire fiscal year 2005/2006 and all subsequent fiscal years. If the Company is liquidated or dissolved, the Company's remaining assets after fulfillment of all liabilities will be distributed to the shareholders in accordance with their share in the share capital.

The management board stipulates the form of share certificates and dividend and renewal certificates. Global certificates may be issued. Pursuant to § 5 (1) of the Company's articles of association, shareholders are not entitled to receive physical share certificates for their respective shareholding.

The Company's share capital is represented as follows:

| Serial no.: | Certificate type | Number |
|---|---|---|
| 000,000,001 to 021,172,993 | Global certificate | 21,172,993 |

The Company and its subsidiaries do not currently hold any Demag Cranes AG shares.

### Development of the share capital since October 1, 2002

The Company's share capital was increased to its current amount of €21,172,993 in several stages: Upon formation, the nominal capital of DCC HoldCo 3 (drei) GmbH was €25,000. Pursuant to a shareholders' resolution adopted on May 22, 2003 and registered in the commercial register on July 3, 2003, the nominal capital of DCC HoldCo 3 (drei) GmbH was increased from capital reserves by €1,306,350, from €25,000 to €1,331,350. Pursuant to a shareholders' resolution adopted on November 27, 2003 and registered in the commercial register on March 31, 2004, the nominal capital was increased against cash contributions by €119,000, from €1,331,350 to €1,450,350. Pursuant to a shareholders' resolution adopted on April 28, 2006 and registered in the commercial register on May 5, 2006, the Company's nominal capital was increased from capital reserves by €10,152,450 from €1,450,350 to €11,602,800.

Following the Company's conversion to a stock corporation, its share capital was increased against in-kind contributions pursuant to a shareholders' resolution adopted on May 18, 2006 and registered in the commercial register on June 1, 2006 by €9,570,193, from €11,602,800 to €21,172,993. Mandated by the competent Local Court of Hagen, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Dusseldorf, acting as post-formation and contribution in-kind auditor, confirmed in its audit report dated May 17, 2006 that the value of the contribution in-kind in form of the shares in Gottwald HoldCo 3 (drei) GmbH equals the nominal value of the share capital increase in the amount of €9,570,193. The new shares were subscribed by Gottwald Luxembourg 2 (b) S.à r.l. and Gottwald Management Beteiligungs GmbH & Co. KG pursuant to the contribution agreement dated May 18, 2006 (see "*Material contracts—other material contractual relationships—Contribution agreement dated May 18, 2006*") against contribution of all the shares in Gottwald HoldCo 3 (drei) GmbH.

### Authorized capital

Pursuant to § 4 (5) of the articles of association, the management board is authorized, with the consent of the supervisory board, to increase the Company's share capital on one or more occasions until May 18, 2011 by up to a total amount of €10,586,496 by issuing new bearer shares with no par value, against cash and/or in-kind contributions. The new shares may be subscribed by one or more financial institutions determined by the management board, subject to the obligation that the shares are then offered to shareholders (indirect pre-emptive right).

The management board is authorized, with the consent of the supervisory board, to exclude shareholders' pre-emptive rights in the following cases:

a) in the case of capital increases against in-kind contributions, whereby shares are granted for the purpose of acquiring companies, parts of companies or equity interests in companies, and for the purpose of issuing shares to employees of the Company and its affiliates within the scope of the relevant statutory provisions;

b) to the extent necessary in order to grant holders of warrants and convertible bonds issued by the Company or its subsidiaries a right to subscribe for new shares in the amount to which they would be entitled if they were to exercise their option or conversion rights or after satisfaction of conversion or option obligations;

c) to exclude fractional amounts from the pre-emptive rights;

d) in the case of capital increases against cash contributions, provided that the amount to be paid for each new share ("issue price") is not substantially less (within the meaning of §§ 203 (1) and (2) and 186 (3) sentence 4 AktG) than the stock exchange price of already listed shares of the same class with the same features at the time the management board finally determines the issue price, and the proportion of share capital attributable to new shares that are subject to a pre-emptive rights exclusion does not exceed, in the aggregate, 10% of the share capital existing at the time the new shares are issued. Shares that are sold during the term of the authorized capital whereby pre-emptive rights are excluded in accordance with §§ 71 (1) no. 8 sentence 5 and 186 (3) sentence 4 AktG count towards this 10% threshold, as do shares in respect of which a conversion right or option or conversion obligation or warrant obligation exists under warrant bonds and/or convertible bonds that were issued upon the exclusion of pre-emptive rights in accordance with §§ 221 (4) and 186 (3) sentence 4 AktG in the period since this authorization came into force.

The management board is authorized, with the consent of the supervisory board, to determine the further details of the capital increase and its implementation, including the content of the rights attaching to shares and the conditions of the share issue.

**Authorization to acquire own shares**

A resolution was adopted at the general shareholders' meeting on May 18, 2006 to authorize the Company in accordance with § 71 (1) no. 8 AktG to acquire own shares as follows:

Subject to the following terms and for any lawful purpose within the scope of the applicable statutory restrictions, the management board is authorized to acquire own shares in an amount of up to 10% of the share capital following registration in the commercial register of the in-kind capital increase approved by the general shareholders' meeting on May 18, 2006, or up to 10% of the share capital existing at the time the above authorization is exercised, whichever amount is lower. The authorization will enter into effect on June 1, 2006 and will be valid until November 15, 2007. The authorization may be exercised by the Company, its group companies or by third parties acting on behalf of the Company or its group companies.

The shares will be acquired through the stock exchange by means of a public offering extended to all shareholders or by means of a public invitation to submit sales offers extended to all shareholders.

If the shares are acquired through the stock exchange, the consideration paid by the Company per share (excluding transaction costs) may not exceed or fall short of the average price of the Company's shares in the closing auction of Xetra trading (or any system replacing Xetra) on the Frankfurt Stock Exchange during the three trading days preceding the obligation to acquire the shares by more than 5%.

If the shares are acquired by way of a public offering, the consideration paid by the Company per share (excluding transaction costs) may not exceed or fall short of the average price of the Company's shares in the closing auction of the Xetra trading system (or any system replacing Xetra) on the Frankfurt Stock Exchange from the sixth to the third trading day prior to publication of the offering by more than 15%.

If the shareholders are invited to submit sales offers, the consideration paid by the Company per share (not including transaction costs) may not exceed or fall short of the average price of the Company's share in the closing auction of the Xetra trading system (or any system replacing Xetra) on the Frankfurt Stock Exchange during the last three trading days prior to acceptance of the sales offers by more than 15%.

If a public offering or a public invitation to submit sales offers is over-subscribed, acceptance shall be proportionate to each shareholder's current shareholding. The terms of the offering may provide for priority acceptance of small share packets of up to 100 tendered shares per shareholder and for rounding in accordance with commercial rounding principles.

The management board is authorized to use the own shares acquired pursuant to this authorization as follows:

a) With the consent of the supervisory board, the shares may be sold through the stock exchange or by means of an offering extended to all shareholders. With the supervisory board's consent, the shares may also be sold in any other manner in return for a cash payment, provided the payment is not substantially less than the stock exchange price for shares in the Company carrying the same rights at the time of the sale. The proportion of share capital attributable to the number of shares sold pursuant to this authorization together with the proportion of share capital attributable to new shares issued since adoption of the resolution approving this authorization and subject to the exclusion of pre-emptive rights (direct or analogous application of § 186 (3) sentence 4 AktG) may not in aggregate exceed 10% of the share capital that exists following registration in the commercial register of the in-kind capital increase approved by the General Shareholders' Meeting on May 18, 2006, or 10% of the share capital existing at the time the above authorization is exercised, whichever amount is lower.

b) With the consent of the supervisory board, the shares may be offered and assigned to third parties for the purpose of directly or indirectly acquiring enterprises, parts thereof or equity interests in enterprises.

c) With the supervisory board's consent, the shares may also be redeemed. No additional shareholders' resolution is required for such redemption or the implementation thereof.

Shareholders' pre-emptive rights are excluded in respect of own shares to the extent that the own shares are used in accordance with the authorizations set forth in a) and b) above. The authorizations to acquire, sell or redeem own shares may be exercised independently of one another, on one or more occasions, and in whole or in part.

**General provisions governing the increase of share capital**

According to the German Stock Corporation Act, the share capital of a stock corporation may be increased by resolution of the general shareholders' meeting, which must be adopted by a majority of at least three quarters of the share capital represented at the vote, unless the stock corporation's articles of association require a different majority.

The general shareholders' meeting may also create authorized share capital. The creation of authorized share capital requires a shareholders' resolution adopted by a majority of at least three quarters of the share capital represented at the vote, and such resolution authorizes the management board to issue shares up to a certain amount over a period of no more than five years. The nominal amount of the authorized share capital may not exceed half of the share capital that exists at the time the authorization comes into force.

Moreover, the general shareholders' meeting may create contingent share capital for the purposes of a) issuing shares to holders of convertible bonds or other securities that grant the holder a right to subscribe for shares; b) issuing shares as consideration in connection with a merger with another company; or c) issuing shares that were offered to executives and employees. The resolution must be adopted by a three quarter majority of the share capital represented at the vote. The nominal amount of the contingent capital may not exceed 10% of the share capital if the contingent capital was created for the purpose of issuing shares to executives and employees, or half of the share capital existing at the time the resolution is adopted in all other cases.

### General provisions governing pre-emptive rights

According to the German Stock Corporation Act, every shareholder, generally, has a right to subscribe for any new shares issued in connection with a capital increase (including convertible bonds, warrant bonds, profit participation rights and participating bonds). Pre-emptive rights may be freely assigned and transferred. Pre-emptive rights may be traded on German stock exchanges for a fixed period prior to expiry of the subscription deadline. With a majority of the votes cast and at the same time a majority of at least three quarters of the share capital represented at the vote, the general shareholders' meeting may resolve to exclude pre-emptive rights. Furthermore, in order to exclude pre-emptive rights, a management board report is required, which must set out the reasoning behind the exclusion of pre-emptive rights and show that the Company's interest in excluding the pre-emptive rights outweighs the interests of shareholders in preserving the pre-emptive rights. In the absence of such justification, pre-emptive rights may be excluded upon the issue of new shares if:

- the Company increases its share capital in exchange for cash contributions;
- the amount of the share capital increase does not exceed 10% of the existing share capital; and
- the issue price of the new shares is not significantly below the stock market price.

### Shareholders' disclosure obligations

As a listed company, Demag Cranes AG will be subject to the provisions of the German Securities Trading Act (*Wertpapierhandelsgesetz*). The German Securities Trading Act provides that any person whose voting interest in a listed company reaches, exceeds or falls below 5%, 10%, 25%, 50% or 75% through acquisition, sale or by other means, must provide written notification to the company and to the Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) without undue delay, but no later than seven calendar days after the aforementioned thresholds have been reached or exceeded or are no longer met, also indicating their voting interest. The company must publish this notification in an official national journal for the publication of statutory stock market notices without undue delay, no later than nine calendar days following receipt of the notification. In connection with this requirement, the German Securities Trading Act contains various provisions that are designed to ensure that shareholdings are attributed to the persons or entities that actually control the voting rights associated with the shares. For example, an entity would be ascribed shares held by its controlled subsidiary in the same way that it would be ascribed shares held by a third party for its account or for the account of its controlled subsidiary. If the aforementioned notification is not filed, the shareholder will be precluded from exercising the rights (including voting and dividend rights) attaching to the shares for as long as such default continues. In addition, a fine may be imposed for failure to comply with notification requirements.

## MATERIAL CONTRACTS

### Material framework agreements with customers

#### *Framework agreement with P&O*

Gottwald Port Technology GmbH entered into a framework agreement on May 26/30, 2005 with The Peninsula and Oriental Steam Navigation Company ("P & O"), London, Great Britain, for the supply of Automated Stacking Cranes. This is an important reference project for the Company. The parties have agreed that, as part of a pilot project, Gottwald Port Technology GmbH will initially install four Automated Stacking Cranes in the container terminal "Antwerp Gateway". Under the current agreement of the parties, the acceptance of these four automatic Stacking Cranes is contemplated for mid-November. P & O has announced that, in the event that this pilot project is successful, either itself or its subsidiaries want to place further orders for the delivery of Automated Stacking Cranes either itself or through subsidiaries on the basis of the terms and conditions stipulated in the framework agreement. However, there is no obligation to do so. Future orders are also subject to the condition that any applicable regulations for public tender offers must be complied with. The parties based their calculations on a total volume of 98 Stacking Cranes for the container terminal "Antwerp Gateway".

Gottwald Port Technology GmbH has to pay liquidated damages if certain reliability criteria are not satisfied during two years after acceptance. P & O may reject the Stacking Cranes if the criteria for reliability and availability fall below a certain level. The contractual liability of Gottwald Port Technology GmbH is limited in various respects.

The framework agreement has an initial fixed term of five years and extends automatically for consecutive periods of one year each unless the framework agreement is terminated by one of the parties by giving at least six months notice prior to the end of the fixed term.

#### *Euromax terminal agreement*

Gottwald Port Technology GmbH entered into a contract with Euromax Terminal C.V. ("Euromax"), Rotterdam-Pernis, The Netherlands, on September 29, 2005 for the production and delivery of 96 Automated Guided Vehicles ("AGV") to be supplied in 16 deliveries to be made through November 2008. Another party to the agreement is Frog Navigation System B.V. ("Frog"), Utrecht, The Netherlands, which supplies the navigation systems for the Automated Guided Vehicles. Euromax is generally entitled to assert all of its claims under the agreement, including those against Frog, against Gottwald Port Technology GmbH. Gottwald Port Technology GmbH is, in turn, entitled to assert claims for recourse against Frog. The liability of Gottwald Port Technology GmbH for Frog's performance obligations is limited to approximately €1.3 million.

The AGVs must be delivered and installed at Euromax according to a detailed schedule set forth in the contract. Gottwald Port Technology GmbH will have to pay liquidated damages if the schedule set forth in the contract is not complied with. The first delivery of six AGVs is scheduled for October 31, 2006.

As is not unusual in supply agreements for the construction of large facilities, the contract provides that Euromax, in its sole discretion, may change the contractually agreed delivery volume, in addition to the technical specifications and the dates of delivery, at any time prior to delivery of the Automated Guided Vehicles and may either completely or partially terminate or suspend the contract. To the extent that a suspension leads to a material change in the costs for Gottwald Port Technology GmbH, Euromax and Gottwald Port Technology GmbH must agree on a reasonable adjustment of the purchase price upon the request of Gottwald Port Technology GmbH. Furthermore, in the case of termination of the contract by Euromax, Gottwald Port Technology GmbH is entitled to invoice the portion of the purchase price corresponding to the work which has already been performed, as well as for the direct costs resulting from the termination.

### Purchase and sale of enterprises and segments

#### *Acquisition of TBA B.V.*

Pursuant to a purchase contract of October 28, 2005, Gottwald Port Technology GmbH acquired a share of 69.78% in the stated capital of TBA B.V. (previously: TBA Nederland B.V.), Delft,

The Netherlands, from TBA International Holding B.V., 's-Gravenhage, The Netherlands. The transfer of the shares was completed on November 7, 2005.

In connection with the acquisition of the share in TBA B.V., Gottwald Port Technology GmbH entered into a shareholders' agreement with the seller and both of the current managing directors of TBA B.V. containing, *inter alia*, regulations on the appointment of the managing directors and on voting by the shareholders in shareholders' meetings of TBA B.V. Except for TBA International Holding B.V.'s, the other shareholder's pre-emptive rights, Gottwald Port Technology GmbH is not subject to any restrictions when selling its share in TBA B.V., but TBA International Holding B.V., the other shareholder, could require Gottwald Port Technology to purchase its shares. Furthermore, a put-option under which TBA International Holding B.V. may require Gottwald Port Technology GmbH to purchase the former's share in TBA B.V. was granted. This put-option may be exercised either in the period from October 1 through December 30, 2010 or in the period from October 1 through December 30, 2012. The contract may be terminated after ten years by giving 6 months notice.

Finally, Gottwald Port Technology GmbH and TBA B.V. entered into a software license agreement on October 28, 2005, in the context of the sale of the share in TBA B.V. to Gottwald Port Technology GmbH. Under this license, Gottwald Port Technology GmbH grants TBA B.V. a non-exclusive, non-transferable license to its software for the management of container terminals. The license agreement has no fixed term and may be terminated by Gottwald Port Technology GmbH at any time. After a period of five years, TBA B.V. will become a co-owner of the software without restricting the rights of use of Gottwald Port Technology GmbH to the software.

#### *Sale of Demag Cranes & Components S.A., Buenos Aires*

In a purchase agreement of November 30, 2005, Demag Cranes & Components GmbH sold its entire share in Demag Cranes & Components S.A. Buenos Aires, Argentina, to the managing director of this company and his wife for a purchase price of €1. Before this, Demag Cranes & Components GmbH had waived claims against Demag Cranes & Components S.A. in the amount of approximately €1.1 million as part of a capital increase. Pursuant to an agreement also entered into on November 30, 2005, Demag Cranes & Components S.A. also undertook to change its name, to no longer use the Demag name in the future and to no longer use trademarks or symbols that create an impression that the company is affiliated with Demag Cranes & Components GmbH.

### Contracts with outsourcing partners

During the years 2003/2004, Demag Cranes & Components GmbH outsourced various fields of production to third parties and entered into long-term master agreements with these third parties for the supply of the components which previously had been produced in the relevant divisions. These supply agreements are material to the production process for Demag Cranes & Components GmbH.

The outsourced production divisions include the production of certain component groups for Demag Cranes' cranes which Demag Cranes & Components GmbH had sold to Industrie-Anlagenbau Arnstadt GmbH & Co. KG in a contract dated October 9, 2003; the production area "handling technology" (*Handhabungstechnik*) at the site in Nördlingen, which was sold to the then plant manager of the production in a contract dated February 24, 2004; the production area Aluminium Section Molding, "mechanical production" and steel parts in Bad Bergzabern, which were sold in the years 2004 and 2005 to the present day ZI Druckguss GmbH i.L.; the production of "switch production / switching device production" in Bad Bergzabern, which was sold under a contract dated May 5, 2004; to K & B Elektrotechnik GmbH; and the chain hoist assembly at the site in Bad Bergzabern, which was sold under a contract dated November 11, 2004; to ZI Endmontage und Logistik GmbH.

Demag Cranes & Components GmbH entered into long-term supply agreements with the acquirers of the outsourced production areas for the products manufactured and, in the case of the chain hoist assembly, into a long-term service agreement for assembly services. The agreements are concluded for fixed terms of three to five years and are automatically extended, unless they are terminated at the end of the fixed term. Except for the contract with the production area "handling technology" in Nördlingen, Demag Cranes & Components GmbH in each case has an option to unilaterally extend the supply agreements by two to three years.

The supply contracts with ZI Druckguss GmbH i.L., originally entered into in connection with the outsourcing, have been terminated as a result of the insolvency of this company in October 2005. However, the insolvency administrator continued the supply relationship on the basis of these supply agreements, and waived setting the agreements on the sale of the production divisions outsourced to ZI Druckguss GmbH aside for insolvency. The production activities originally outsourced by Demag Cranes & Components GmbH to ZI Druckguss GmbH were mostly taken over in January 2006 by the newly established ZI Aluminium-Druckguss GmbH, a subsidiary of the purchasing consulting firm Inverto AG. ZI Aluminium-Druckguss GmbH entered into an agreement for the supply of aluminum injection molded parts and steel parts with Demag Cranes & Components GmbH on January 30/31, 2006. The supply contract has a fixed term of four years with an automatic extension of one year in each case if it is not terminated at the end of the fixed term. Moreover, Demag Cranes & Components GmbH has a unilateral option to extend for a further three years. The contract covers the same range of products as the original supply agreement with the insolvent ZI Druckguss GmbH. ZI Endmontage und Logistik GmbH, although a subsidiary of ZI Druckguss GmbH i.L., has not filed for insolvency, and the work performed by ZI Endmontage and Logistik GmbH has not yet been affected by the insolvency of ZI Druckguss GmbH.

### Purchase and sale of material fixed assets in the last two years

#### *Sale of real estate, Plant I in Wetter*

Pursuant to a notarized purchase contract of December 6, 2005, Demag Cranes & Components GmbH sold a developed portion of its site in Wetter (formerly plant I) with a space of 52,619 sq.m. for a price of €1.5 million to SSK von Schaewen GmbH & Co. KG. The transfer of possession and benefits occurred on December 31, 2005. Demag Cranes & Components GmbH agreed to carry out at its own cost investigation, securing and remediation measures for certain contamination identified by an expert report if and to the extent that the relevant public authorities require this prior to December 6, 2010. The purchaser is entitled to withdraw from the contract if compliance with regulatory requirements in connection with the change in use of the real estate property results in costs in excess of €300,000.

In a contract of the same date, SSK von Schaewen GmbH & Co. KG leased the vacant administration building I with a surface of approximately 2,900 sq.m. plus parking spaces for motor vehicles to Demag Cranes & Components GmbH for the period from January 1, 2006 through December 21, 2010. If Demag Cranes & Components GmbH moves into the building, the contract will last for at least seven years commencing upon moving in. In addition, Demag Cranes & Components GmbH also has four options to extend the lease for terms of five years each. Prior to moving into the building, Demag Cranes & Components GmbH will pay the lessor only the carrying costs associated with the vacant building.

#### *Additional sales of real estate*

In a contract dated July 5, 2005, Demag Cranes & Components Corp., Cleveland, United States, sold developed real property in San Bernardino, California, United States, for a price of approximately $1.3 million (this corresponds to a value of approximately €1.1 million at the exchange rate on March 31, 2006) to two private individuals. The purchasers leased part of the real property back to Demag Cranes & Components Corp. for the period from October 1, 2005 through September 30, 2010.

Demag Cranes & Components AG, Dietlikon, Switzerland, sold real property having a surface of 20,876 sq.m. for a price of approximately CHF 7.9 million (this corresponds to a value of approximately €5.0 million at the exchange rate on March 31, 2006) to a private individual on January 4, 2005.

By virtue of a notarial deed dated July 27, 2004, Demag Cranes & Components, S.A., Madrid, Spain, sold a developed piece of real property in Madrid to Iberind Complejos Industriales, S.L. for a price of €13.0 million. The purchaser leased the real property back to Demag Cranes & Components S.A. The lease agreement expired on March 31, 2006.

Pursuant to a contract dated December 1, 2005, Demag Cranes & Components Ltd., Banbury, England, sold a developed piece of real property in Banbury to Kenmore Banbury Ltd. effective as of December 28, 2005, for a price of approximately £5.7 million (this corresponds to a value of approximately €8.2 million at the exchange rate on March 31, 2006). Kenmore Banbury Ltd. subsequently leased part of the real property back to Demag Cranes & Components Ltd.

Pursuant to a notarial deed dated September 29, 2005, Demag Cranes & Components S.p.A., Agrate Brianza, Italy, sold a parcel of industrial real property in Agrate Brianza to Locafit-Locazione Macchinari Industriali Societa per Azioni, Milan, Italy, for a price of approximately €5.0 million. Demag Cranes & Components S.p.A. subsequently leased back part of the real property.

In a contract dated December 21/November 30, 2005, Demag Cranes & Components A/S, Måløv, Denmark, sold a developed piece of real property in Måløv to Vansgaard A/S for a price of DKR 16.2 million (this corresponds to a value of approximately €2.2 million at the exchange rate on March 31, 2006). Demag Cranes & Components A/S subsequently leased back the buildings located on the real property.

## Other material contractual relationships

### *Financing agreements*

#### *Existing financing*

Under a senior credit agreement dated December 23, 2004, Demag Finance S.à r.l., Luxembourg, was granted a credit facility by Commerzbank Aktiengesellschaft and Bayerische Hypo- und Vereinsbank AG, among others, which consists of senior term facilities in the amount of €565.0 million and a revolving credit facility in the amount of €275.0 million. On the same date, Commerzbank Aktiengesellschaft and Bayerische Hypo- und Vereinsbank AG granted Demag Mezz S.à r.l., Luxembourg, a mezzanine credit facility in the amount of €100.0 million. The revolving credit facility served to cover the working capital requirements of the companies and their subsidiaries. An amount of €65.0 million under the senior credit facility, which was intended for acquisitions was not utilized, and was therefore cancelled in February 2005, as was an amount of €25.0 million under the revolving credit facility. The principal amount under the senior credit facility is amortizing. As of March 31, 2006, approximately €59.2 million had already been repaid and approximately €440.8 million was still outstanding. DCC HoldCo 3 (drei) GmbH (the present-day Demag Cranes AG), DCC HoldCo 5 (fünf) GmbH, Gottwald Port Technology GmbH, and other operating companies within the Demag Cranes Group have provided security and guarantees for the performance of the borrowers' payment obligations. The security includes, *inter alia*, pledges of shares, pledges of accounts, global assignments, mortgages and pledges of receivables under intercompany loans. The credit agreements contain certain restrictions found in comparable financings with regard to certain key financial ratios which must be complied with during the term of the loan. These include, among others, compliance with a specified ratio of consolidated net senior debt or net total debt to consolidated EBITDA, of cash flow to debt service and of consolidated EBITDA to total net cash interest. If the contractually agreed key financial ratios are not complied with and the resulting breach is not cured within certain periods or if the lenders do not waive compliance with the obligations, a termination right would exist under the terms of the contracts which would entitle the lenders, among other things, to make all liabilities immediately due and payable. In addition, the loan agreements can be declared due for immediate repayment upon the occurrence of certain other contractually agreed circumstances.

The funds borrowed by Demag Finance S.à r.l. and Demag Mezz S.à r.l. were used, among other purposes, to refinance the Demag Cranes Group, as well as to repay lendings among affiliated enterprises and in order to make distributions to the respective shareholders. In the course of this, DCC HoldCo 5 (fünf) GmbH was provided approximately €101.8 million and $24.5 million (this corresponds to a value of approximately €20.2 million at the exchange rate on March 31, 2006), Gottwald Port Technology GmbH was provided approximately €65.0 million, DCC France HoldCo SA, Châlons-en-Champagne, France, was provided approximately €14.9 million and Demag Cranes & Components Ltd., Banbury, England, was provided approximately £10.0 million (this corresponds to a value of approximately €14.4 million at the exchange rate on March 31, 2006) in the form of loans from funds by Demag Finance S.à r.l. under the senior credit facility. Of the funds borrowed by Demag Mezz S.à r.l. under the Mezzanine Facility, an amount of approximately €20.0 million was on-lent to Gottwald Port Technology GmbH.

As of March 31, 2006, the companies of the Demag Cranes Group had liabilities from intercompany loans of approximately €188.6 million owed to Demag Finance S.à r.l. and of approximately €21.0 million owed to Demag Mezz S.à r.l. On the day of the accounting entry of the share delivery by Clearstream (presumably June 22, 2006), the companies of the Demag Cranes Group will repay or counter-guarantee these liabilities as well as liabilities for their account from the existing revolving credit facility out of funds granted under future financing (see below "*Future financing*"). In return, the financing banks will release the guarantees and security provided by the companies of the Demag Cranes Group. In connection with the completion of the sale of the Offered Shares, Demag Finance S.à r.l. and Demag Mezz S.à r.l. may redeem the existing financing – to the extent that it covers companies within the Demag Cranes Group – with the amounts thus repaid, as well as the proceeds from the sale of the Offered Shares.

***Future financing***

Demag Cranes AG will enter into a loan agreement for a credit line in the amount of €325.0 million with Commerzbank Aktiengesellschaft and Bayerische Hypo- und Vereinsbank AG prior to the listing of the shares of the Company. The revolving credit facility is supposed to be available in euro or other currencies and can be drawn, for example, in the form of cash disbursements, bank guarantees, performance bonds, letters of credit and similar instruments and/or by way of ancillary facilities with individual lenders and/or by way of ancillary facilities fronted by a lender on behalf of all or several lenders. The Company, DCC HoldCo 5 (fünf) GmbH, Demag Cranes & Components GmbH and Gottwald Port Technology GmbH will act as borrowers and other companies in the Demag Cranes Group may become additional borrowers. It is intended that the credit facility will have a fixed term of five years and may be used for the repayment of financial indebtedness to Demag Finance S.à r.l. and Demag Mezz S.à r.l., as well as the refinancing of outstandings under the revolving credit facility (or, with respect to certain ancillary facilities established under the revolving credit facility where the lenders of such ancillary facilities are not also lenders under the new facility, the issue of guarantees in favor of such lenders) to the extent outstandings thereunder are for the account of companies in the Demag Cranes Group, as well as for working capital needs or for other general corporate purposes. Furthermore, the credit facility may be used to finance the costs of the IPO and costs related to the refinancing described herein. Claims of the lenders under the loan agreement are to be secured, *inter alia*, by a guarantee from the Company, Demag Cranes & Components GmbH, Gottwald Port Technology GmbH, Crane America Services Inc., Dayton, United States, and Demag Cranes & Components Corp., Cleveland, United States (as well as from their respective holding companies). The loan bears interest on the basis of EURIBOR (for payments in Euro) or LIBOR (for payments in other currencies), whereby advances initially will be charged an expected margin of presumably 0.7% per annum for each interest period, which margin will be subject to adjustments upwards or downwards under various conditions.

The loan agreement will have certain restrictions, including with regard to incurring additional financial indebtedness, acquisition or disposal of assets and granting security. Furthermore, restrictions with regard to certain key financial ratios must be observed during the term of the loan agreement, including specified ratios for consolidated total net debt to consolidated EBITDA and of consolidated EBITDA to the total net cash interest. If the contractually agreed key financial ratios are not complied with and the breach is not cured or the lenders do not waive compliance with the obligations, a termination right could exist under the terms and conditions of the loan agreement which would, among other actions, entitle the lenders to demand immediate repayment. In addition, the loan agreements can be made immediately repayable if certain other contractually agreed circumstances arise. Furthermore, a right to terminate exists in certain change of control cases or where a third-party acquires a majority interest in the Company.

***Contribution agreement dated May 18, 2006***

On the basis of a resolution of the shareholders meeting of the Company dated May 18, 2006, the share capital of the Company was increased by way of an in-kind capital increase in the amount of €9,570,193, from €11,602,800 to €21,172,993. Pursuant to the contribution agreement dated May 18, 2006, Gottwald Luxembourg 2 (b) S.à r.l. and Gottwald Management Beteiligungs GmbH & Co. KG contributed their shares in Gottwald HoldCo3 (drei) GmbH to the Company. In return, the Company issued 8,906,883 no-par shares to Gottwald Luxembourg 2 (b) S.à r.l. and 663,310 no-par shares to Gottwald Management Beteiligungs GmbH & Co. KG, each no-par share representing a current notional share of €1 in the share capital.

***Shareholders' agreement with Jebsen & Jessen (S.E.A.) Pte. Ltd. with regard to the participation in MHE-Demag (S) Pte. Ltd., Singapore***

In connection with its 50% share in MHE-Demag (S) Pte. Ltd. ("MHE"), Demag Cranes & Components GmbH is a party to a shareholders' agreement with the other shareholder Jebsen & Jessen (S.E.A.) Pte. Ltd., Singapore ("Jebsen & Jessen") which, in the internal relationship between the shareholders, governs the exercise of their shareholder rights in MHE. In this agreement, the parties, *inter alia*, granted each other a mutual pre-emption right. In addition, Jebsen & Jessen has the right in the case of a material change with regard to the shareholder of Demag Cranes & Components GmbH, i.e., an acquisition of a participation of 50% or more, or in the event of a sale of the material handling business of Demag Cranes & Components GmbH, to acquire the participation of Demag Cranes & Components GmbH in MHE and terminate the distributorship and license agreements between MHE and Demag Cranes & Components GmbH by giving two years notice (in regard to the latter contracts, see also "*Business transactions and legal relationships with related parties*").

***Permission arrangement with Deutsche Bahn AG***

In order to ship, the mobile harbor cranes produced by Demag Cranes, must be brought from the plant in Dusseldorf to the river Rhine in special nightly transports. This requires crossing a railway line. Gottwald Port Technology GmbH and Deutsche Bahn AG are parties to an arrangement dated July 26, 1991, under which Gottwald Port Technology GmbH is permitted to use a private railway crossing over the tracks between Dusseldorf and Cologne. The arrangement provides that the crossing can only be used during breaks in rail traffic at night after advance notification. The contract does not give Gottwald Port Technology GmbH any fixed times for using the railway crossing. Rather, the arrangement makes the use dependent on the operational requirements of Deutsche Bahn AG. The permission arrangement with Deutsche Bahn AG can be terminated at any time by giving three months notice effective to the end of a month. Moreover, Deutsche Bahn AG can terminate the agreement immediately if it deems this necessary for operational or transportation reasons (see also "*Risk factors—Risks related to Demag Cranes' business activities—Long production halts caused by business interruptions or strikes as well as delivery delays could have an adverse effect on Demag Cranes' business activities*"). Up to the present time, requests of Gottwald Port Technology GmbH to use the railway crossing have always been cooperatively dealt with by Deutsche Bahn AG. So far, there have been no delays of deliveries resulting from operational requirements of Deutsche Bahn AG.

In this context, there is also a contract with the city of Dusseldorf of 1960 under which Gottwald Port Technology GmbH is granted the right to use a transport route to the Rhine. Furthermore, there is an oral agreement with the public utilities of Dusseldorf (*Stadtwerke Düsseldorf*) for the use of a heavy cargo platform on the river Rhine, which is required in order to load Port Technology products on inland barges.

## INFORMATION CONCERNING SIGNIFICANT EQUITY HOLDINGS OF DEMAG CRANES AG

The following table provides an overview of Demag Cranes AG's significant equity holdings. All shares in affiliated companies are fully paid in. No restrictions exist in relation to any distributions made by the subsidiaries and holding companies to their respective parent company.

## Significant equity holdings of Demag Cranes AG[1]

| Name, registered office | Demag Cranes AG's direct/ indirect equity interest (in %) | Area of operations | Subscribed capital as of September 30, 2005 (in €'000) | Book value of equity interests as of September 30, 2005 in accordance with HGB (in €'000) | Reserves as of September 30, 2005 in accordance with IFRS (in €'000) | Receivables (payables) of Demag Cranes AG from (to) affiliated companies as of September 30, 2005 (in €'000) | Net income (loss) for fiscal year 2004/2005 (in €'000)[2] | Income from dividends paid to Demag Cranes AG in fiscal year 2004/2005 (in €'000) |
|---|---|---|---|---|---|---|---|---|
| **Direct equity holdings** | | | | | | | | |
| Gottwald HoldCo 3 (drei) GmbH,[3] Dusseldorf, Germany | 100% | Holding | 757 | — | 10,552 | 3,267 | 1,069 | — |
| | | | | | | (21,723) | | |
| DCC HoldCo 4 (vier) GmbH[4], Wetter, Germany | 100% | Holding | 25 | 108,226 | 108,014 | (60,742) | (59,795) | — |
| | | | | | | 0 | | |

1 Data in the following table with regard to "Book value of equity interests as of September 30, 2005" as well as "Income from dividends paid to Demag Cranes AG in fiscal year 2004/2005" are produced in accordance with HGB, whereas all other data is produced in accordance with IFRS. Therefore, data cannot be compared directly.

2 In the case of companies that have agreed to pool profits and losses, the profit transferred to the parent company or the loss compensated by the parent company is stated.

3 Prospective control agreement as well as profit and loss agreement as of October 1, 2006.

4 *Profit and loss pooling agreement with Demag Cranes AG.*

| Name, registered office | Demag Cranes AG's direct/ indirect equity interest (in %) | Area of operations | Subscribed capital as of September 30, 2005 (in €'000) | Book value of equity interests as of September 30, 2005 in accordance with HGB (in €'000) | Reserves as of September 30, 2005 in accordance with IFRS (in €'000) | Receivables (payables) of Demag Cranes AG from (to) affiliated companies as of September 30, 2005 (in €'000) | Net income (loss) for fiscal year 2004/2005 (in €'000)[2] | Income from dividends paid to Demag Cranes AG in fiscal year 2004/2005 (in €'000) |
|---|---|---|---|---|---|---|---|---|
| **Indirect equity holdings** | | | | | | | | |
| Gottwald HoldCo 4 (vier) GmbH[5], Dusseldorf, Germany | 100% | Holding | 25 | — | 32,881 | (25,016) | 3,267 | — |
| DCC HoldCo 5 (fünf) GmbH[6], Wetter, Germany | 100% | Holding | 25 | — | 202,154 | 70,385 | (54,677) | |
| Demag Cranes & Components GmbH[7], Wetter, Germany | 100% | Sales, service, production | 3,000 | — | 364,625 | (898) | (46,334) | — |
| Gottwald Port Technology GmbH[8], Dusseldorf, Germany | 100% | Sales, service, production | 1,500 | — | 53,958 | 35,018<br>(92,083) | 4,999 | — |
| TBA B.V., Delft, The Netherlands[9] | 69.78% | Sales, service, production | 18[10] | — | 123[10] | — | 420[10] | — |

5 Profit and loss transfer agreement with Gottwald HoldCo 3 (drei) GmbH.

6 Profit and loss transfer agreement with DCC HoldCo 4 (vier) GmbH.

7 Profit and loss transfer agreement with DCC HoldCo 5 (fünf) GmbH.

8 Profit and loss transfer agreement with Gottwald HoldCo 4 (vier) GmbH.

9 TBA B.V. was acquired in an agreement dated October 28, 2005 (closing on November 7, 2005) and is therefore not included in the Company's consolidated financial statements under IFRS as of and for the year ended September 30, 2005.

10 The figures have been calculated in accordance with local GAAP as of TBA B.V.'s balance sheet dated December 31, 2005.

| Name, registered office | Demag Cranes AG's direct/ indirect equity interest (in %) | Area of operations | Subscribed capital as of September 30, 2005 (in €'000) | Book value of equity interests as of September 30, 2005 in accordance with HGB (in €'000) | Reserves as of September 30, 2005 in accordance with IFRS (in €'000) | Receivables (payables) of Demag Cranes AG from (to) affiliated companies as of September 30, 2005 (in €'000) | Net income (loss) for fiscal year 2004/2005 (in €'000)[2] | Income from dividends paid to Demag Cranes AG in fiscal year 2004/2005 (in €'000) |
|---|---|---|---|---|---|---|---|---|
| Demag Cranes & Components Pty. Ltd., Smithfield, Australia | 100% | Sales, production | 1,579 | — | 4,151 | 0 | 560 | — |
| Demag Cranes & Components Ltda., Cotia, Brazil | 99.9999% | Sales, production | 3,706 | — | 4,445 | 0 | 2,786 | — |
| Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai, China | 100% | Sales, production | 3,771 | — | (3,863) | 0 | (794) | — |
| Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong, China | 100% | Sales | 173 | — | 942 | 0 | 1,184 | — |
| DCC France HoldCo SA, Châlons en Champagne, France | 100% | Holding | 10,100 | — | 723 | 0 | (5,616) | — |
| Demag Cranes and SAS, Châlons en Champagne, France | 100% | Sales | 1,000 | — | 4,571 | 0 | (214) | — |
| Demag Cranes & Components Ltd., Banbury, Great Britain | 100% | Sales, production | 10,998 | — | 1,903 | 0 | 2,686[11] | — |

11 Net income before transfer of profits to parent company.

| Name, registered office | Demag Cranes AG's direct/ indirect equity interest (in %) | Area of operations | Subscribed capital as of September 30, 2005 (in €'000) | Book value of equity interests as of September 30, 2005 in accordance with HGB (in €'000) | Reserves as of September 30, 2005 in accordance with IFRS (in €'000) | Receivables (payables) of Demag Cranes AG from (to) affiliated companies as of September 30, 2005 (in €'000) | Net income (loss) for fiscal year 2004/2005 (in €'000)[2] | Income from dividends paid to Demag Cranes AG in fiscal year 2004/2005 (in €'000) |
|---|---|---|---|---|---|---|---|---|
| Demag Cranes & Components Holdings Ltd., Banbury, Great Britain | 100% | Holding | 0.1 | — | 15,795 | 0 | (18,162)[12] | — |
| Donati Sollevamenti S.r.l., Varese, Italy | 100% | Sales, production | 4,000 | — | 1,404 | 0 | 157 | — |
| Demag Cranes & Components S.p.A., Agrate Briauza, Italy | 100% | Sales, production | 10,000 | — | 2,656 | 0 | 1,476 | — |
| Demag Cranes & Components GmbH, Salzburg, Austria | 100% | Sales | 4,360 | — | 2,536 | 0 | 814 | — |
| Demag Cranes & Components Spain HoldCo S.A., Madrid, Spain | 100% | Holding | 60 | — | 5,063 | 0 | (499) | — |
| Demag Cranes & Components S.A., Madrid, Spain | 100% | Sales, production | 10,135 | — | 22,236 | 0 | (1,056) | — |
| Demag Cranes & Components (Pty.) Ltd., Johannesburg, South Africa | 100% | Sales, production | 912 | — | 7,121 | 0 | 2,437 | — |
| Demag Cranes & Components spol. s.r.o., Slaný, Czech Republic | 100% | Sales, production | 947 | — | 1,190 | 0 | 421 | — |
| Demag Cranes & Components Corp., Cleveland, United States | 100% | Sales, production | 4,152 | — | 13,722 | 0 | 311 | — |
| Crane America Services Corp., Dayton, United States | 100% | Service | 5,896 | — | (5,204) | 0 | 1,384 | — |
| MHE-Demag (S) Pte. Ltd., *Singapore, Singapore* | 50% | Sales | 5,095[13] | — | 16,925[13] | 0 | 2,822[13] | — |

12 Net loss before transfer of profit received from subsidiaries.

13 The figures have been calculated in accordance with local GAAP as of MHE-Demag (S) Pte. Ltd.'s balance sheet dated December 31, 2005.

## TAXATION IN THE FEDERAL REPUBLIC OF GERMANY

The following section contains a short summary of certain important German tax principles that may be or become relevant with respect to the acquisition, holding, or transfer of shares. This summary does not purport to be a comprehensive, let alone exhaustive description of all German tax considerations that may be relevant to shareholders. This summary is based upon the domestic German tax laws in effect as of the date of this Offering Circular's approval and upon the double taxation treaties currently in force between Germany and other countries. Provisions in both areas may change, possibly also with retroactive effect.

**Prospective purchasers of the Shares offered herein are advised to consult their tax advisors as to the tax consequences of the acquisition, holding, and transfer of shares, and as to the procedures that must be followed to receive any refund of German withholding tax (*Kapitalertragsteuer*). Such tax advisors will be able to fully consider the particular tax situation of the individual shareholder.**

### Taxation of the Company

Profits earned by German corporations, whether they are distributed or retained, are generally subject to a uniform corporate income tax (*Körperschaftsteuer*) at the rate of 25%, plus a solidarity surcharge (*Solidaritätszuschlag*) of 5.5% thereon (resulting in a total tax liability of 26.375%).

Ninety-five percent of dividends or other profit shares received by the Company from domestic or foreign corporations are generally exempt from corporate income tax. The remaining 5% of such income are considered non-deductible business expenses and as such are subject to corporate income tax (plus solidarity surcharge). The same applies to profits earned by the Company from the sale of shares in a domestic or foreign corporation.

In addition, German corporations are subject to trade tax (*Gewerbesteuer*) with respect to income from permanent business establishments in Germany. The effective trade tax rate depends upon the local municipalities in which the Company maintains its permanent business establishments. The effective trade tax generally amounts to approximately 12% to 20% of the trade earnings, depending upon the local tax rate (*Hebesatz*) of the municipality. Trade tax qualifies as a deductible business expense for purposes of calculating the corporate income tax base and trade tax base.

Capital gains from the sale of shares in other corporations are afforded the same treatment for trade tax purposes as for corporate income tax purposes. However, profit shares received from domestic or foreign corporations will be exempt from trade tax only if the Company has held at least 10% of the registered share capital of the distributing corporation at the beginning of the relevant tax assessment period. Additional limitations apply to profit shares received from foreign corporations.

Only up to €1.0 million in tax loss carry-forwards may be fully set off against taxable corporate and trade income. Corporate income and trade tax loss carry-forwards may be used to lower only up to 60% of the profits or trade income exceeding the aforementioned amount. The remaining 40% in profit or trade income is taxable (so-called minimum taxation). Tax loss carry-forwards which are not utilized may be carried forward indefinitely and may be applied against any future taxable corporate or trade income, subject to the aforementioned limitations.

### Taxation of shareholders

Shareholders are taxed in connection with the holding of shares (taxation of dividends), the sale of shares (taxation of capital gains) and the gratuitous transfer of shares (inheritance and gift tax).

#### *Taxation of dividends*

##### *Withholding tax on dividends*

The Company must generally withhold and pay to the German tax authorities, for the account of its shareholders, a withholding tax (dividend withholding tax) in the amount of 20% on dividends distributed by the company, plus a solidarity surcharge of 5.5% on the amount of withholding tax (a total of 21.1%). The dividend withholding tax base is the amount of dividends approved for distribution by the Company's General Shareholders' Meeting.

Withholding tax is generally withheld regardless of whether and, if so, to what extent dividends are tax-exempt at the level of the shareholder and regardless of whether the shareholder is a resident or non-resident of Germany.

Where dividends are distributed to a company domiciled in another member state of the European Union within the meaning of Art. 2 of the so-called Parent-Subsidiary Directive (Council Directive 90/435/EEC dated July 23, 1990), withholding tax may be waived entirely upon application to the competent tax authorities, provided that additional requirements are met. The same applies with respect to dividends which are paid to a permanent establishment situated in another member state of the European Union of such parent company or to a permanent establishment which is situated in another member state of the European Union but which is owned by a parent company that is tax resident in Germany.

The withholding tax rate for distributions to other non-resident shareholders is reduced in accordance with the applicable double taxation treaty, provided that Germany and the shareholder's country of residence have entered into a double taxation treaty and that the shareholder is not holding his shares as business assets of a permanent establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed. The withholding tax is generally reduced by refunding to non-resident shareholders, upon application to the German central tax office (*Bundeszentralamt für Steuern*, Official Headquarters Bonn-Beuel, An der Küppe 1, D-53225 Bonn), the difference between the total amount withheld, including the solidarity surcharge, and the amount of withholding tax actually owed under the applicable double taxation treaty (generally 15%). Forms for the refund procedure may be obtained from the Bundeszentralamt für Steuern (http://www.bzst.bund.de) or any German embassy or consulate.

***Resident shareholders***

If a shareholder (individual or corporation) is a tax resident of Germany (as a rule, persons or entities whose residence, habitual abode, registered domicile, or place of business is located in Germany), then any withholding tax (including the solidarity surcharge) withheld and paid to the German tax authorities by the Company will be credited against the shareholder's personal income or corporate income tax liability or, if the withholding tax exceeds the amount of the shareholder's personal income or corporate income tax liability, refunded to the shareholder in the amount of overpayment.

***Taxation of dividend income of shareholders resident in Germany who hold their shares as non-business (private) assets***

If an individual who is a tax resident of Germany holds shares as non-business (private) assets, then 50% of all dividends will be included in taxable investment income (according to the so-called "half-income method", *Halbeinkünfteverfahren*). These taxable dividends are subject to a progressive income tax rate of currently up to 42% plus a 5.5% solidarity surcharge thereon (assuming that the maximum tax rate of 42% applies, the total tax exposure would be approximately 44.3%). Only one-half of the expenses having an economic nexus to such dividends are tax-deductible.

Individuals who hold shares as non-business (private) assets are entitled to a so-called "savers´ exemption" from net investment income (*Sparerfreibetrag*) in the amount of €1,370.00 or €2,740.00 (for married couples assessed jointly) per calendar year. In addition, such persons are entitled to a blanket deduction in the amount of €51.00 or €102.00 (for married couples assessed jointly) for income-producing expenses (*Werbekostenpauschale*), unless proof of higher income-producing expenses is furnished. Fifty percent of the shareholder's dividends and other investment income are subject to taxation, only if and to the extent they exceed the savers' exemption after deduction of actual income-producing expenses (in the case of dividends, only a 50% deduction applies) or the blanket deduction for income-producing expenses.

### *Taxation of dividend income of shareholders resident in Germany who hold their shares as business assets*

If the shares are held as business assets, taxation depends upon whether the shareholder is a corporation, sole proprietor, or partnership (co-entrepreneurship).

*Corporations.* Subject to certain exceptions for companies in the finance and insurance sectors, generally 95% of dividends received by resident corporations are exempt from corporate income tax and the solidarity surcharge; the remaining 5% of dividends are considered non-deductible business expenses and as such are subject to corporate income tax (including the solidarity surcharge). Moreover, actual business expenses directly related to the dividends are deductible. In general, no minimum shareholding limit or minimum holding period applies. However, the full amount of any dividends remaining after deduction of business expenses having an economic nexus to the dividends is subject to trade tax, unless the corporation held at least 10% of the Company's registered share capital as of the beginning of the relevant tax assessment period. In the latter case, the dividends are not subject to trade tax; however, the German tax authorities are of the opinion that 5% of the dividends which are considered non-deductible business expenses will be subject to trade tax.

*Sole proprietors.* If the shares are held as business assets of a sole proprietor, 50% of dividends are considered income for purposes of calculating the shareholder's corporate income tax liability. Only 50% of business expenses having an economic nexus to the dividends are tax-deductible. If the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, then any dividends, net of the business expenses economically connected therewith, will also be subject to trade tax in the full amount, unless the taxpayer held at least 10% of the Company's registered share capital as of the beginning of the relevant tax assessment period. In the latter case, the dividends will not be subject to trade tax. If liability for trade tax arises, such trade tax will, however, be credited either in full or in part – depending on the municipal tax rate and the personal circumstances for taxation – against the shareholder's personal income tax liability.

*Partnerships.* If the shareholder is a partnership, then personal income tax or corporate income tax is assessed only at the level of each partner of the respective partnership. Taxation will thereby depend on whether the partner is a corporation or natural person: if the partner is a corporation, 95% of dividends are generally tax-exempt (see above subsection entitled "*Corporations*"). If the partner is a natural person, 50% of dividends are subject to personal income tax, including the solidarity surcharge (see above subsection entitled "*Sole proprietors*"). If the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business of the partnership, dividends are also subject to trade tax at the level of the partnership, which trade tax will generally be levied in the full amount. If the partner of the partnership is an individual, however, the trade tax which is attributable to his partnership interest and which is paid by the partnership, will be credited either in full or in part – depending on the municipal tax rate and the personal circumstances for taxation – against the partner's personal income tax liability. If the partnership held at least 10% of the Company's registered share capital at the beginning of the relevant tax assessment period, the dividends will not be subject to trade tax. In this case, however, the German tax authorities are of the opinion that 5% of the dividends considered as non-deductible business expenses will be subject to trade tax to the extent corporations hold an equity interest in the partnership.

### *Non-resident shareholders*

The dividend income of shareholders not resident in Germany (individual or corporations) who hold their shares through a permanent German business establishment or fixed base in Germany or any business assets for which a permanent representative in Germany has been appointed, will be subject to German tax. To this extent, the information provided above in relation to shareholders resident in Germany shall apply *mutatis mutandis*. Any withholding tax (including the solidarity surcharge) withheld and paid to the German tax authorities by the Company will be credited against the shareholder's personal income or corporate income tax liability or, if the withholding tax exceeds the amount of the shareholder's personal income or corporate income tax liability, refunded to the shareholder in the amount of overpayment.

In all other cases, the withholding of withholding tax discharges any tax liability of the shareholder in Germany. A reduction of the withholding tax by way of tax refunds will be available only in the cases described under "*—Withholding tax on dividends*" above.

### *Taxation of capital gains*

#### *Resident shareholders*

##### *Taxation of capital gains of shareholders resident in Germany who hold their shares as non-business (private) assets*

Capital gains from the sale of shares held as non-business assets by an individual who is a tax resident of Germany are generally subject to income tax, including the solidarity surcharge, if the shares are sold within one year of the date of acquisition. In the case where shares are placed in the safekeeping of a custodian for collective custody pursuant to § 5 of the German Safe Custody Act (*Depotgesetz*), it is assumed that those shares first purchased will be those first sold. The tax base is generally 50% of the capital gains. Capital gains are not taxed if, in combination with other profits from personal sales transactions in the same calendar year, they total less than €512. Losses from the sale of shares may be offset only by profits from personal sales transactions in the same calendar year or, absent such profits, by profits from personal sales transactions in the previous year or – subject to certain limitations – in subsequent years, provided that specific requirements are met.

If the shares are held as non-business assets of an individual who is a tax resident of Germany, 50% of capital gains from the sale of shares are subject to taxation based upon the applicable individual income tax rate, plus a solidarity surcharge in the amount of 5.5% thereon, even after expiration of the aforementioned one-year period, if the individual or, in the event of a gratuitous transfer, the individual's legal predecessor or, in the event of several gratuitous transfers, any legal predecessor of the individual has, at any point in time during the five years immediately preceding the transfer, held a direct or indirect interest in the Company of at least 1%. Generally only 50% of losses from the sale of shares and 50% of expenses having an economic nexus thereto may be claimed as tax deductions.

##### *Taxation of capital gains of shareholders resident in Germany who hold their shares as business assets*

If the shares are held as business assets, taxation depends upon whether the shareholder is a corporation, sole proprietor, or partnership (co-entrepreneurship).

*Corporations.* Subject to certain exceptions for companies in the financial and insurance sectors, 95% of capital gains earned on the sale of shares held by resident corporations are exempt from corporate income and trade tax (including the solidarity surcharge), generally irrespective of the amount of the investment and how long the sold shares had been held; the remaining 5% of capital gains are generally considered non-deductible business expenses and as such are subject to corporate income tax (including the solidarity surcharge) and trade tax. Losses from the sale of shares or any other reductions of profits related to the sold shares generally do not qualify as tax-deductible business expenses.

*Sole proprietorships.* If the shares are held as business assets of a sole proprietor who is a tax resident of Germany, then any capital gains from the sale of such shares will always be subject to income tax, including the solidarity surcharge, and if the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, then they will also be subject to trade tax. The tax base is 50% of the capital gains from the sale of shares. Generally only 50% of losses from the sale of shares and 50% of expenses having an economic nexus thereto may be claimed as tax deductions where applicable. Trade tax will be credited either in full or in part – depending on the municipal tax rate and the personal circumstances for taxation – against the shareholder's personal income tax liability.

*Partnerships.* If the shareholder is a partnership, personal income tax or corporate income tax is assessed only at the level of each partner of the partnership. Taxation depends upon whether the partner is a corporation or an individual: in the case of a corporation, 95% of the gains realized on a sale of shares generally are tax-exempt. If the partner is an individual, 50% of capital gains are subject to income tax, plus the solidarity surcharge (see above subsection entitled "*Sole proprietors*"). If the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business of the partnership, then capital gains from the sale of shares are also subject to trade tax at the level of the partnership. The aforementioned income and corporate income tax exemptions (for individuals, 50% of the capital gain, and for corporations, 95% of the capital gain) will apply accordingly for trade tax purposes, if the partnership is held by individuals or corporations. In a case where a corporation is a partner, capital losses or other profit reductions in connection with the shares sold will likewise be not be considered for trade tax purposes or, in a case where the partner is an individual, only 50% thereof will be considered. If the partner is an individual, the trade tax which is attributable to that partner's ownership interest and paid by the partnership will be credited either in full or in part – depending on the municipal tax rate and the personal circumstances for taxation – against the shareholder's personal income tax liability.

***Non-resident shareholders***

Capital gains earned by shareholders not resident in Germany will be subject to German tax only if, at any point in time during the five years immediately preceding the sale of the shares, the selling shareholder or – in the case of a gratuitous transfer of the shares – his or her legal predecessor held a direct or indirect interest of at least 1% in the Company's share capital. In this case,

- 5% of the capital gains may be subject to corporate income tax and the solidarity surcharge if the shareholder is a corporation and
- in all other cases, 50% of the capital gains will be subject to income tax and the solidarity surcharge.

In this respect, however, most double taxation treaties provide for full exemption from German taxation and assign the right of taxation to the shareholder's country of residence.

The information provided above concerning shareholders resident in Germany will apply *mutatis mutandis* for gains on the sale of shares that are held through a permanent German establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed.

***Special treatment for shareholders which are enterprises in the financial and insurance sectors***

If financial institutions and financial services providers, including those which are domiciled in another member state of the European Community or another country that is a signatory to the Treaty on the European Economic Area, hold or sell shares which are allocable to the trading book *Handelsbuch* pursuant to § 1 (12) of the German Banking Act, then neither dividends nor capital gains will be subject to the half-income method or the 95% exemption from corporate income tax and any applicable trade tax. The aforementioned also applies accordingly with respect to shares acquired by any financial enterprise (within the meaning of the German Banking Act) which has acquired the shares for the purpose of deriving gain from short-term proprietary trading and with respect to shares which are deemed investments held by life insurance or health insurance companies and shares held by pension funds. The provisions on the 95% dividend exemption from corporate income tax and, if applicable, trade tax will apply to those cases set forth in this subsection (special treatment for shareholders which are enterprises in the financial and insurance sectors), however, if the dividends are afforded favorable tax treatment under the so-called "Parent-Subsidiary Directive" (Council Directive 90/435/EEC dated July 23, 1990).

***Inheritance and gift tax***

The transfer of shares to another person by gift or causa mortis generally is subject to inheritance or gift tax, only if

(i) the decedent, donor, heir, beneficiary, or any other transferee maintains a residence or has his or her habitual abode in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany, or

(ii) the shares were held by the decedent or donor as business assets for which a permanent business establishment was maintained in Germany or for which a permanent representative in Germany had been appointed,

(iii) the decedent, at the time of accrual of the inheritance, or the donor, at the time of the donation, either individually or collectively with related parties, holds, directly or indirectly, at least 10% of the Company's registered share capital.

The few German inheritance tax double taxation treaties currently in force usually provide that German inheritance or gift tax may be assessed only in cases (i) and, subject to certain limitations, (ii).

Special rules apply to certain German citizens who maintain neither a residence nor their habitual abode in Germany.

***Other taxes***

No German transfer tax (*Kapitalverkehrsteuer*), value-added tax (*Umsatzsteuer*), stamp duty (*Stempelsteuer*), or similar taxes are assessed on the purchase, sale or other transfer of shares. Provided that certain requirements are met, business owners may however opt for the payment of value-added tax on transactions that are otherwise tax-exempt. No wealth tax (*Vermögenssteuer*) is currently assessed in Germany.

## UNDERWRITING

### Agreements relating to the underwriting of shares

The Offering consists of 10,700,000 shares offered by the Selling Shareholders (up to 12,305,000 shares if the Greenshoe Option is fully exercised). The Offering includes a public offer of the shares in the Federal Republic of Germany and private placements outside the Federal Republic of Germany. In the United States, the shares are being offered and sold exclusively to qualified institutional buyers in reliance on Rule 144A under the Securities Act (except for sales to a limited partnership formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, which are being made pursuant to a separate private placement exemption under the Securities Act). Outside the United States, the Company's shares are being offered and sold in reliance upon Regulation S under the Securities Act. The shares of the Company have not been registered pursuant to Section 5 of the Securities Act.

On June 22, 2006, the Underwriters entered into an underwriting agreement with the Company and the Selling Shareholders (the "Underwriting Agreement"), pursuant to which they agreed to purchase the Offered Shares and sell them in the Offering at the Offer price. The Offer price paid for the Offered Shares will be paid to the Selling Shareholders (less the agreed commissions) upon delivery of the shares. The underwriting commission to be paid by the Selling Shareholders to the Underwriters will amount to approximately 2.0% of the proceeds of the Offering. The Selling Shareholders may, at their discretion, pay an additional performance commission of up to 1.5% of the proceeds of the Offering.

Under the terms of the Underwriting Agreement and subject to certain conditions, each Underwiter shall acquire a certain percentage of shares in the Offering as indicated below:

| Underwriters | Percent of Offered Shares |
|---|---|
| Goldman Sachs International (Global Coordinator) | 35% |
| Lehman Brothers International (Europe) (Global Coordinator) | 35% |
| Commerzbank Aktiengesellschaft | 9% |
| Bayerische Hypo- und Vereinsbank AG | 9% |
| CALYON | 6% |
| WestLB AG | 6% |
| **Total** | **100%** |

The offer price for the Offered Shares was determined by the Selling Shareholders following consultation with the Global Coordinators.

It is expected that investors who have placed purchase orders through one of the Underwriters may obtain information regarding the number of shares allotted to them from the respective Underwriter beginning on June 23, 2006. The shares are expected to be delivered against payment of the offer price of €22 per Offered Share on June 27, 2006.

Shares in an aggregate amount of up to €10.8 million will be allocated on a preferential basis to employees, executives, management board and supervisory board members of the Company, as well as to a limited partnership formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, and to executives and employees of Demag Investments S.à r.l. and companies affiliated with Demag Investments S.à r.l. in Luxembourg. Employees of the Demag Cranes Group in Germany (excluding management board members) have the opportunity to purchase a limited number of these shares at a discount to the offer price. See "*The Offering—Preferential allotment*".

### Stabilization, over-allotment and Greenshoe Option

In connection with the placement of Demag Cranes AG's Offered Shares, Goldman Sachs International is acting as stabilization manager and it or any of its affiliates may take actions aimed at stabilizing the stock exchange price or market price of the shares of Demag Cranes AG in order to counterbalance a potential sale pressure ("Stabilization Measures"). The stabilization manager is not obligated to take any such Stabilization Measures, and no assurance can be given that such Stabilization Measures will be taken. If Stabilization Measures are taken, they may be terminated at any time and without prior notice. Such measures may be taken as of the date the shares are first listed on the stock exchange and must be completed no later than the 30th calendar day after such date ("Stabilization Period").

Stabilization Measures may result in a stock exchange price or market price of the Company's shares, which may be higher than it would have been without the impact of such measures. In addition, such measures may result in a stock exchange price or market price level that is not sustainable in the long term.

Within one week after the end of the Stabilization Period, a notice pursuant to Article 9 (3) of Commission Regulation (EC) No. 2273/2003 of December 22, 2003 will be published in the *Frankfurter Allgemeine Zeitung* announcing: (i) whether or not Stabilization Measures have been effected; (ii) the date on which such Stabilization Measures commenced; (iii) the date on which the last Stabilization Measure was effected; and (iv) the range of prices within which Stabilization Measures have been effected. Such range of prices is to be specified for each date on which stabilization measures have occurred.

In view of the possible Stabilization Measures, and in addition to the 10,700,000 Demag Cranes AG shares to be offered, up to a further 15% of the number of shares offered may be offered to investors (referred to as an over-allotment) in the Offering. The shares in Demag Cranes AG for an over-allotment option are being provided to Goldman Sachs International in its capacity as stabilization manager on a temporary basis by way of a so-called securities loan.

DCC Luxembourg 2 S.à r.l. has granted the stabilization manager (on behalf of the Underwriters) the option, exercisable for thirty days following the date on which the shares in Demag Cranes AG are first listed on the stock exchange, to acquire up to 1,605,000 additional shares in Demag Cranes AG, i.e. 15% of the number of shares offered, at the offer price of the Offered Shares (less agreed commissions) (the "Greenshoe Option") to cover potential over-allotments or other short positions in connection with the offering of the shares.

Notice of the exercise of the Greenshoe Option, including the relevant dates and amounts of the exercise and closing thereof, will be published without undue delay in accordance with Commission Regulation (EC) No. 2273/2003 of December 22, 2003, in accordance with the provision applicable to the disclosure of Stabilization Measures, as described above.

**Indemnification, Termination and defaulting Underwriters**

Under the terms of the Underwriting Agreement, the Company and the Selling Shareholders are required to indemnify and hold the Underwriters harmless against certain liabilities in connection with the Offering. The Underwriting Agreement further provides that, if an Underwriter fails to comply with its obligations under that agreement, the other Underwriters may be required, under certain circumstances, to underwrite additional shares in the Company or the Underwriting Agreement may be terminated. The Underwriting Agreement also provides that the Underwriters may terminate the Underwriting Agreement, and therefore their obligation to purchase the Offered Shares, in certain circumstances. Termination of the Underwriting Agreement is also possible after listing up and until delivery of the Offered Shares, which is intended to take place on June 27, 2006. The circumstances allowing a termination include situations where, based on the assessment of the Global Coordinators:

- a material adverse change in the Company's financial condition has occurred or is likely to occur which makes it impractical or inadvisable to proceed with the Offering;
- an event that has a material adverse effect on the financial markets on which the shares are to be placed occurs which makes it impractical or inadvisable to proceed with the Offering.

The Offering will be cancelled if the Underwriting Agreement is terminated prior to June 27, 2006. Any allotments of shares to investors made prior to such termination will be null and void and investors cannot claim delivery of any shares. Any claims regarding subscription fees already paid or costs incurred by an investor in connection with the subscription of shares shall be subject exclusively to the terms and conditions agreed between the relevant investor and the banking institution with which the investor placed his purchase order. Investors who entered into any short selling transactions shall bear the full risk of not being able to meet their delivery obligations. In this case, any transactions regarding the shares which have not been closed will be unwound in accordance with applicable law.

**Lock-up provisions**

The Company (or its management board or supervisory board in case of the measures described under (i) and (ii) below) has agreed, to the benefit of the Underwriters, that, except with the prior written consent of the Global Coordinators, it will not, during a period of six months from the date on which the shares are admitted to trading:

(i) announce or implement a capital increase from authorized capital;

(ii) submit a capital increase to a vote of the Company's General Shareholders' Meeting; or

(iii) offer, pledge, allot, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares in the Company or any other securities convertible or exchangeable for shares in the Company, or enter into any swap or other arrangement that transfers to another, in whole or in part, the economic risk of ownership of shares, whether any share transaction is to be settled by delivery of shares in cash or otherwise (in each case other than for the purpose of issuing ordinary shares or options for directors or employees of the Company or any of its subsidiaries under a customary stock option plan and in hedging transactions to secure any obligations from such option rights).

The foregoing provisions do not apply to shares that are sold by the Company in connection with an acquisition, provided that the purchaser of such shares has agreed to comply with the same lock-up provisions as the Selling Shareholders (as described below).

The Selling Shareholders and the Management Participation Partnerships have agreed, to the benefit of the Underwriters, that, except with the prior written consent of the Global Coordinators, they will not, for a period of six months from the date on which the shares are admitted to trading:

(i) offer, pledge, allot or sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any (additional) shares of the Company held by them or other securities convertible or exchangeable for shares in the Company;

(ii) enter into any swap or other arrangement that transfers to another, in whole or in part, the economic risk of ownership of shares;

whether any such transaction is to be settled by the delivery of shares, in cash or otherwise;

(iii) make any demand for or exercise any rights with respect to the registration under the Securities Act of shares in the Company or any security convertible or exchangeable for shares in the Company, or demand such rights of exercise; or

(iv) propose, vote in favor of, or otherwise support a capital increase.

The aforementioned obligations do not apply to any transfer of the Company's shares to any affiliate of the Selling Shareholders, provided that any such affiliate agrees to be bound by the same lock-up provisions as the Selling Shareholders.

**Undertakings of the Underwriters and other interests**

Under the terms of the Underwriting Agreement, each Underwriter has represented and agreed that, except in connection with offers and sales in Germany, it has not and will not take action in any other jurisdiction that might be considered a public offering of the shares under the laws of such jurisdiction. Each Underwriter offering the shares has agreed: (i) that neither it nor any affiliate has, directly or indirectly through any third parties acting on behalf of such Underwriter or any affiliates, offered, sold, or solicited offers to buy the shares by way of any general solicitation, any general advertising (as defined in Regulation D), or in any other manner involving a public offering within the meaning of Section 4(2) of the Securities Act, and neither it nor any affiliate has or will, directly or indirectly through any third parties acting on behalf of such Underwriter or any affiliates offer, sell, or solicit offers to buy the shares; (ii) that in the United States the shares will be sold exclusively to persons whom they reasonably believe to be qualified institutional buyers in reliance on Rule 144A of the Securities Act (except for sales to a limited partnership formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, which are being made pursuant to a separate private placement exemption under the Securities Act); (iii) that neither it nor any affiliate, directly or indirectly through any third parties acting on behalf of such Underwriter or any affiliated companies, has engaged or will engage in any directed selling efforts (within the meaning of Regulation S), and that such Underwriter and its affiliates, either directly or indirectly through any third parties acting on behalf of such Underwriter or any affiliates, have complied and will comply with the sales restrictions provided for in Regulation S.

In addition, the offering for sale or sale of the shares within the United States prior to the expiration of 40 days from the date the shares are first listed or the date the shares are first issued, whichever comes later, by a dealer not participating in the Offering may violate the registration requirements of the Securities Act, if such offering or sale is not made in compliance with Rule 144A of the Securities Act or under another exception to the registration requirements of the Securities Act.

Each Underwriter has represented or agreed that (i) prior to the expiration of six months from the date on which the shares are issued, it has not offered for sale or sold, and will not offer for sale or sell, any shares in the United Kingdom except to "qualified investors" (within the meaning of the Part VI prospectus provisions of the Financial Services and Markets Act 2000 ("FSMA"), and that it has not otherwise offered for sale or sold, and will not otherwise offer for sale or sell any shares in the United Kingdom under circumstances that have resulted or will result in a public offer in the United Kingdom within the meaning of the FSMA; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company, and (iii) it has complied with and will comply with all applicable provisions of the FSMA with respect to all actions taken by the Underwriter in relation to the shares in, from, or otherwise in connection with the United Kingdom. Furthermore, each Underwriter has undertaken to comply with regulatory restrictions applicable to the Offering in foreign jurisdictions, in particular, in member states of the European Economic Area (EEA).

Certain of the Underwriters have provided or provide services to the Company or the Selling Shareholders on a regular basis, and maintain normal business relations with the Company in their capacity as credit institutions or lenders in connection with the Company's loan facilities.

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## FINANCIAL SECTION

# DCC HOLDCO 3 (DREI) GmbH, WETTER
# AND
# GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

COMBINED FINANCIAL STATEMENTS
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING
STANDARDS (IFRS) FOR THE YEAR ENDED
SEPTEMBER 30, 2005, COMPARATIVE INFORMATION FOR THE YEARS
ENDED SEPTEMBER 30, 2004 AND 2003

**DCC AND GOTTWALD**

**COMBINED INCOME STATEMENT**

| | Note | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| | | | (in t€) | |
| Sales | 3 | 881,593 | 810,129 | 843,996 |
| Cost of sales | | (654,038) | (621,736) | (695,902) |
| **Gross Profit** | | **227,555** | **188,393** | **148,094** |
| R & D expense | 5 | (17,134) | (20,183) | (35,729) |
| Selling, general and administrative expense | 6 | (190,549) | (168,084) | (174,116) |
| Other operating income (expense), net | 7 | 15,571 | 6,220 | 5,821 |
| Profit Share on associated companies | 8 | 669 | 782 | 689 |
| **Earnings before interest and taxes (EBIT)** | | **36,112** | **7,128** | **(55,241)** |
| Interest and similar income/(expense), net | 9 | (33,575) | (37,168) | (12,277) |
| **Earnings before tax (EBT)** | | **2,537** | **(30,040)** | **(67,518)** |
| Income tax credit/(expense) | 10 | (2,035) | 10,574 | 21,653 |
| **Net income after tax (NIAT)** | | **502** | **(19,466)** | **(45,865)** |

The accompanying notes are an integral part of the combined financial statements.

## DCC AND GOTTWALD
## COMBINED BALANCE SHEET

| | Note | September 30 2005 | 2004 | 2003 |
|---|---|---|---|---|
| | | | (in t€) | |
| Goodwill | 11 | 119,729 | 118,648 | 119,085 |
| Other intangible assets | 11 | 60,108 | 59,885 | 68,646 |
| Property, plant + equipment | 12 | 123,229 | 159,667 | 180,536 |
| Investment property | 13 | 21,622 | 1,162 | 1,839 |
| Investments in associates | 14 | 11,480 | 10,870 | 10,800 |
| Other investments | 15 | 1,010 | 860 | 792 |
| Unamortized debt issuance cost | 16 | 5,202 | 7,305 | 13,748 |
| Long-term trade receivables | 17 | 3,373 | 3,662 | 4,506 |
| Other long-term assets | 18 | 4,853 | 8,453 | 3,775 |
| Deferred tax assets | 19 | 75,576 | 67,679 | 53,274 |
| **Total non-current assets** | | **426,182** | **438,191** | **457,001** |
| Inventories | 20 | 169,289 | 167,365 | 194,247 |
| Advance payments made | | 892 | 1,205 | 1,277 |
| Accounts receivable | 21,22 | 151,040 | 145,656 | 160,984 |
| Short-term financial receivables | | 57,890 | 18,379 | 6,754 |
| Income tax receivables | | 306 | 213 | 0 |
| Other current assets | 23 | 18,935 | 20,214 | 38,123 |
| Cash and cash equivalents | 24 | 43,166 | 35,516 | 45,537 |
| **Total current assets** | | **441,518** | **388,548** | **446,922** |
| **Total assets** | | **867,700** | **826,739** | **903,923** |
| Shareholders investment | | 235,777 | 135,601 | 55,340 |
| Revaluation, hedging, translation reserves, actuarial gains & losses (SORIE) | | (9,339) | (4,128) | (6,962) |
| Retained Earnings, net of minorities | | (65,931) | (66,401) | (46,514) |
| **Equity attributable to equity holders of the parent** | 25 | **160,507** | **65,072** | **1,864** |
| Minority interest | | 84 | 0 | 0 |
| **Total equity** | | **160,591** | **65,072** | **1,864** |
| Long-term interest-bearing loans and borrowings | 26 | 264,181 | 323,698 | 396,050 |
| Pension plans and similar commitments | 28 | 139,422 | 122,188 | 124,937 |
| Long-term provisions | 31 | 7,446 | 7,158 | 10,174 |
| Other long-term liabilities | 29 | 27,041 | 32,814 | 31,936 |
| Deferred tax liabilities | 19 | 18,975 | 20,036 | 22,233 |
| **Non-current liabilities** | | **457,065** | **505,894** | **585,330** |
| Short-term interest-bearing loans and borrowings and current maturities of long-term debt | 30 | 15,151 | 17,080 | 16,706 |
| Accounts payable | | 65,189 | 74,111 | 62,681 |
| Advance payments received | | 57,083 | 47,638 | 73,915 |
| Short-term provisions | 31 | 21,005 | 24,928 | 46,778 |
| Accrued tax liabilities (income/trade) | | 7,414 | 7,630 | 24,313 |
| Other short-term liabilities | 32 | 84,202 | 84,386 | 92,336 |
| Total current liabilities | | 250,044 | 255,773 | 316,729 |
| **Total liabilities and shareholders' equity** | | **867,700** | **826,739** | **903,923** |

The accompanying notes are an integral part of the combined financial statements.

## DCC UND GOTTWALD

## COMBINED STATEMENT OF CASH FLOW

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (in t€) | |
| **Net income after tax** | **502** | **(19,466)** | **(45,865)** |
| Depreciation & amortization | 32,744 | 38,115 | 55,743 |
| Interest income/expense, net | 33,575 | 37,168 | 12,277 |
| Income taxes | 2,035 | (10,574) | (21,653) |
| **Subtotal** | **68,856** | **45,243** | **502** |
| Change in inventory | 1,530 | 24,900 | 78,274 |
| Change in accounts receivable (trade) | (2,461) | 15,100 | 23,845 |
| Change in accounts payable (trade) | (11,598) | 12,792 | 2,618 |
| Change in advance payments, net | 8,750 | (26,050) | 5,568 |
| Contributions to pension funds | (984) | (968) | 0 |
| (Gain) loss on disposal of fixed assets | (2,195) | (1,152) | (354) |
| change in other assets/liabilities | (12,007) | (43,080) | (31,009) |
| **Cash Flow from operations before interest & taxes** | **49,891** | **26,785** | **79,444** |
| Net interest payments | (23,301) | (16,196) | (12,581) |
| Income tax payments | (6,789) | (5,645) | (4,300) |
| **Cash Flow from operating activities** | **19,801** | **4,944** | **62,563** |
| Acquisitions (purchase price + debt) | (1,275) | (10,376) | (6) |
| Desinvestments | 200 | 10,845 | |
| Capital expenditure | (22,571) | (22,207) | (25,267) |
| Disposal proceeds | 13,649 | 15,397 | 5,569 |
| **Cash Flow from investing activities** | **(9,997)** | **(6,341)** | **(19,704)** |
| ***Free cash flow before financing**** | ***9,804*** | ***(1,397)*** | ***42,859*** |
| Increase (decrease) in debt ** | (103,706) | (12,617) | (83,058) |
| Other changes in equity | 100,144 | 3,696 | (283) |
| **Cash Flow from financing activities** | **(3,562)** | **(8,921)** | **(83,341)** |
| Effect of foreign exchange rate changes in free cash flow | (781) | 676 | 3,942 |
| **Net increase/(decrease) in cash and cash equivalents** | **5,461** | **(9,642)** | **(36,540)** |
| Cash and cash equivalents at the beginning of the year | 35,516 | 45,537 | 82,394 |
| Effect of foreign exchange rate changes on cash | 2,189 | (379) | (317) |
| **Cash and cash equivalents at the end of the year** | **43,166** | **35,516** | **45,537** |
| ***Free cash flow before financing, interest and tax payments**** | ***39,894*** | ***20,444*** | ***59,740*** |

* *The Group uses free cash flow before financing as it represents the amounts available to distribute to either investors or to fund other financing needs. Additional information on key performance measures used by the group, see note 4.*

** Memo:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Repayment of Siemens vendor loan note | | (27,535) | |
| Repayment of vanilla loan note | (18,185) | | |
| Scheduled repayment of senior debt | (4,585) | (7,540) | (6,801) |
| Mandatory and voluntary repayment of senior debt | (41,696) | (82,155) | |
| Repayment of mezzanine debt | (30,904) | | |
| Mezzanine loan borrowings | 20,000 | 30,000 | |
| Senior loan borrowings | 65,000 | | |
| Increase (decrease) in other financial debt | (93,336) | 74,613 | (76,257) |
| | **(103,706)** | **(12,617)** | **(83,058)** |

The accompanying notes are an integral part of the combined financial statements.

## DCC AND GOTTWALD

### COMBINED STATEMENT OF RECOGNIZED INCOME AND EXPENSES (SORIE)

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Fair value of effective portion of cash flow hedges | | 1,330 | (1,330) |
| Fair value of available-for-sale financial instruments | 27 | (7) | 4 |
| Recognized actuarial gains and losses | (8,708) | 2,293 | (1,510) |
| Foreign exchange translation differences | 3,470 | (782) | (4,126) |
| **Net Income recognized directly in equity** | **(5,211)** | **2,834** | **(6,962)** |
| Net income after tax | 502 | (19,466) | (45,865) |
| **Total recognized income and expenses for the year** | **(4,709)** | **(16,632)** | **(52,827)** |

The accompanying notes are an integral part of the combined financial statements.

## DCC AND GOTTWALD

## COMBINED STATEMENT OF SHAREHOLDERS' EQUITY

| | Shareholders Investment | Retained earnings | Statement of recognized income and expenses (SORIE) | Minority Interests | Total equity (gross) |
|---|---|---|---|---|---|
| | | | (in t€) | | |
| Balance at October 1, 2002 | 55,340 | (650) | | 0 | 54,690 |
| Net income after tax | | (45,864) | | | (45,864) |
| Other changes | | | (6,962) | | (6,962) |
| **Balance at September 30, 2003** | **55,340** | **(46,514)** | **(6,962)** | **0** | **1,864** |
| Net income after tax | | (19,467) | | | (19,467) |
| Other changes | 80,261 | (420) | 2,834 | | 82,675 |
| **Balance at September 30, 2004** | **135,601** | **(66,401)** | **(4,128)** | **0** | **65,072** |
| Net income after tax | | 502 | | | 502 |
| Other changes | 100,176 | (32) | (5,211) | 84 | 95,017 |
| **Balance at September 30, 2005** | **235,777** | **(65,931)** | **(9,339)** | **84** | **160,591** |

The accompanying notes are an integral part of the combined financial statements.

## DCC AND GOTTWALD

## NOTES TO THE COMBINED FINANCIAL STATEMENTS

**1) Business description and basis of combination**

On September 24, 2002 private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired seven businesses from Siemens AG. The businesses transferred included, among others, the DCC and the Gottwald business (the "Acquisition").

DCC HoldCo 3 (drei) GmbH is the parent company of the DCC group, one of the two leading providers of industrial cranes and components with worldwide coverage. Gottwald HoldCo 3 (drei) GmbH is the leading company of the Gottwald group, the world's number one producer of mobile harbor cranes and a pioneer in automated container handling and integrated software solutions.

DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH are currently indirect subsidiaries of Demag Holding S.à r.l. ("Demag Holding"), which is ultimately 81% owned by private equity investment funds advised by KKR, and 19% owned by Siemens AG. Prior to the planned initial public offering (IPO), the DCC group and Gottwald group will be restructured. Gottwald HoldCo 3 (drei) GmbH will become a wholly-owned subsidiary of DCC HoldCo 3 (drei) GmbH, in a transaction between entities under common control. DCC HoldCo 3 (drei) GmbH will be converted into a public stock corporation (*Aktiengesellschaft*).

The Combined financial statements have been prepared in accordance with International Financial Standards ("IFRS") solely for the purposes of presenting financial information of the combined group ("the Group") for potential investors and may not be consistent with the financial results that would have resulted had the groups been consolidated prior to September 30, 2005.

The combined business activities of DCC and Gottwald as shown herein are the development, manufacturing and distribution of industrial cranes and services (DCC) and development, manufacturing and distribution of port technology (Gottwald). The operations included in the Combined financial statements economically correspond to the currently planned future operating activities of DCC and Gottwald.

These Combined Financial Statements do not represent published accounts of a legally existing entity but are set up to present the comparable history of the combined unit. The combined unit has historically functioned independently as subsidiaries of Demag Holding.

As Combined financial statements have not been prepared previously, either under IFRS or under any other GAAP, the reconciliations which would otherwise be required under IFRS 1.39 are not considered necessary.

In addition, Demag Holding, through its wholly owned subsidiaries, provides certain services to the Group (e.g. strategic advice and financing services) in exchange for a fee. Demag Holding will not continue to provide financing or these services on an ongoing basis.

Had the business been fully integrated throughout the periods presented, the financial position, results of operations and cash flows of the combined DCC group and Gottwald group might have been different. Accordingly, the Combined financial statements do not purport either to represent what the financial condition, results of operations and cash flows would actually have been if the combination of the businesses of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH had taken place on October 1, 2002 or to project the financial position, results of operations and cash flows for any future period or at any future date.

The Combined financial statements of DCC and Gottwald for the financial year ended September 30, 2005 with comparative information for the financial years ended September 30, 2004, September 30, 2003 were derived from the audited Consolidated financial statements of DCC HoldCo 3 (drei) GmbH and the audited Consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH, each covering the same periods. Each of these Consolidated financial statements include voluntarily the opening balance sheet as of October 1, 2002. As this information is not necessarily required under IFRS 1.6, the opening balance sheet has not been included in the Combined financial statements.

**1) Business description and basis of combination (Continued)**

All notes fully reflect the aggregation of the Consolidated financial statements of DCC and Gottwald with appropriate changes made in view of the size of the combined entity as well as changes made to the format of presentation of information. Eliminations of intercompany transactions between DCC and Gottwald have been made as necessary (see also note 2 "Significant accounting policies" to the Combined financial statements).

For the financial periods presented, DCC HoldCo 3 (drei) GmbH had no participation in Gottwald HoldCo 3 (drei) GmbH. Therefore the equity in the Combined financial statements is a mere addition of the equity figures of the consolidated DCC HoldCo 3 (drei) GmbH and the consolidated Gottwald HoldCo 3 (drei) GmbH and has been presented as shareholders investment.

**2) Significant accounting policies**

The Combined financial statements were authorized for issue on April 21, 2006.

**Statement of compliance**

The Combined financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its Interpretations adopted by the International Accounting Standards Board (IASB). These financial statements carry comparative data for all three years of the DCC Group and the Gottwald Group. All Standards (IAS and IFRS) and Interpretations (SIC and IFRIC) that were effective on September 30, 2005 and in addition to that considering the changes of the Improvement Project as well as amendments to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments" have been applied for the current and also for restatement of all previous periods. IAS 24 "Related Parties" has been applied in the version of January 1986.

**Basis of preparation**

The Combined financial statements are presented in Euro, rounded to the nearest thousand. They are prepared on an historical cost basis with the exception that derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale are stated at their fair value. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The results form the basis of making the judgments about carrying values of assets and liabilities are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year. The most significant of these are listed in Note 38 ("Accounting estimates and judgments").

The accounting policies set out below have been applied consistently to all periods presented in these Combined financial statements and by all Group entities.

**2) Significant accounting policies (Continued)**

**Basis of Consolidation**

The Combined financial statements include the consolidated financial statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH and substantially all directly or indirectly controlled subsidiaries. Certain group entities, which are accounted for at cost and recorded under Shares in affiliated companies, have not been included in these financial statements because their aggregated effect on net sales, net income (loss) and shareholders' equity was immaterial.

Associated companies in which the Group – directly or indirectly – has the ability to exercise significant influence over operating and financial policies (generally 20% to 50% of the ownership interests) are accounted for in accordance with the equity method.

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. Joint ventures are accounted for in accordance with IAS 31 using the equity method.

Investments in which the Group does not control or exercise significant influence (generally less than 20% ownership) are accounted for at fair value or at cost, if fair values cannot be determined on a reasonable basis. They are disclosed as other share investments.

All significant intercompany transactions between DCC and Gottwald (sales and cost of sales respectively) have been eliminated in the combination procedure.

**Foreign currency**

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Euro at foreign exchange rates ruling at the dates the fair value was determined.

The assets and liabilities of foreign subsidiaries where the functional currency is different from Euro are translated using the exchange rates at the end of each financial year, while the statements of income are translated using the average exchange rates during the period.

Differences that arise from the translation of assets and liabilities in comparison to the translation of the previous period are shown as translation adjustments within the changes in the Statement of recognized income and expense (SORIE). These adjustments result mainly from companies in the US, U.K., Brazil, India and Switzerland.

Operating foreign currency transaction gains and losses (transactions denominated in a currency other than the entity's functional currency) are included in other operating income (expense). Financing related foreign currency transaction gains and losses are included in interest and similar income (expense).

## 2) Significant accounting policies (Continued)

The exchange rates, expressed in foreign currency per Euro, of the significant currencies of non-Euro countries used for the consolidated financial statements were as follows:

| | | Year-end exchange rate September 30 | | | Average rate for the year ending September 30 | | |
|---|---|---|---|---|---|---|---|
| **Country** | **ISO code** | **2005** | **2004** | **2003** | **2005** | **2004** | **2003** |
| USA | USD | 1.2042 | 1.2409 | 1.1597 | 1.2717 | 1.2166 | 1.0843 |
| United Kingdom | GBP | 0.6820 | 0.6868 | 0.6955 | 0.6877 | 0.6792 | 0.6770 |
| Switzerland | CHF | 1.5561 | 1.5524 | 1.5391 | 1.5447 | 1.5492 | 1.4992 |
| Brazil | BRL | 2.6683 | 3.5205 | 3.3979 | 3.2769 | 3.5952 | 3.5856 |
| India | INR | 53.0714 | 56.7596 | 53.2012 | 56.0073 | 55.3612 | 51.3136 |

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to translation reserve. They are released into the income statement upon disposal.

### Sales

Sales are recognized for product sales when title passes, the risks and rewards of ownership have been transferred to the customer, the value is fixed or determinable, and collection is probable. For product sales that require installing the product at the customer location, which is essential to the functionality of the product sold, sales are recognized when the equipment has been delivered to and installed at the customer location. Concerning multi-component-contracts the recognition of sales from goods sold and services rendered are separated. Sales from services are recognized either after the service is rendered or over the life of the service contract. If product sales are subject to customer acceptance, revenues are recognized upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period. Revenue from sales of spare parts is recognized upon delivery.

Some sales from major customer specific long-term projects are recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs. Contract loss provisions are established in the period when the current estimate of total contract costs exceeds total contract revenue.

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income.

The Gottwald group sells some machines to leasing companies, which then enter into lease agreements with the end-user for periods normally ranging from one to five years. Under certain conditions, Gottwald is obligated to repurchase the machine from the leasing company or to reimburse the leasing company for economic losses incurred through a default by the end-user. Gottwald's revenue recognition policy for machine sales under such arrangements depends upon the terms of the underlying lease agreement. If, based on the terms of the lease agreement, Gottwald retains substantial risks of ownership in the leased machine, the related assets and financial liabilities are included in the balance sheet and sales and gross profits are recognized over the lease term. If substantial risks of ownership are not retained, revenue is recognized in full upon shipment or delivery, consistent with normal sales.

### Cost of Sales

The Cost of sales includes costs directly attributable to the production process.

**2) Significant accounting policies (Continued)**

**Research and Development Expenses**

Research costs and development costs are expensed as incurred except for the cost of development projects which have been capitalized.

**Income tax**

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

**Derivative Financial Instruments**

All derivative financial instruments are stated at fair value as of the balance sheet date under other assets/other liabilities.

Changes in the fair value of derivative financial instruments are recognized either in the consolidated statement of income or shareholder's equity depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivative financial instruments designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized in the consolidated statement of income. For derivative financial instruments designated as cash flow hedges, changes in fair values of the effective portion are recognized in equity, net of deferred taxes, until the hedged item is recognized in earnings. The ineffective portions of the changes in fair values are directly recognized in earnings. Derivatives, which do not meet the criteria for hedge accounting, are marked to market and impact the consolidated statement of income immediately.

**Goodwill**

Business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. All goodwill has been initially recognized applying the standards of IFRS 3.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognized directly in profit or loss.

**Intangible Assets**

Intangible assets include goodwill, patents, order and production backlog, brands, software, service contracts, technology, customer relationships, supplier relationships and capitalized development projects.

**2) Significant accounting policies (Continued)**

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, if it is considered probable that the product or process will generate future economic benefits and the Group has sufficient resources to complete the development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortization and impairment losses.

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

Subsequent expenditure on intangible assets is capitalized only if it significantly increases the future economic benefits embodied in the specific asset to which it relates and the cost can be measured reliably. All other expenditure is expensed as incurred.

The Group amortizes intangible assets with finite useful lives using the straight-line method over the shorter of their contractual rights or their expected useful lives. Goodwill (and intangible assets other than goodwill that are determined to have indefinite useful lives) are not amortized, but instead tested for impairment at least annually. If the carrying amount of the net assets, including goodwill, exceeds the sum of the discounted cash flows estimated to be generated by the respective reporting unit, impairment is recorded. Such impairment charges are recorded in the amount of the excess of the carrying value of the net tangible and identifiable intangible assets and goodwill over the discounted cash flows of the reporting unit.

Table of estimated useful lives for intangible assets

| | Average useful life |
|---|---|
| Order and production backlog | 1 year |
| Patents, licenses and similar rights | 5 years |
| Capitalized development projects | 5 years |
| Brands | Indefinite |
| Software | 3 years |
| Service contracts | 6 years |

**Property, plant and equipment**

Property, plant, and equipment are valued at acquisition cost less accumulated depreciation and any impairment in value (see below). Property, plant and equipment comprise land, land rights, buildings, including buildings on third-party land, machinery and equipment as well as other equipment.

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses (see below).

Major repairs and maintenance projects are recognized in the carrying amount of an item of property, plant and equipment if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost related to the project can be measured reliably. Cost of its

**2) Significant accounting policies (Continued)**

dismantlement, removal, restoration or recultivation is also included. All other costs are recognized in the income statement as incurred.

Construction work in progress is stated at cost plus profit recognized to date less a provision for foreseeable losses and less progress billings. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Parts of an item of property, plant and equipment with costs that are significant in relation to the total cost or with useful lives that are significantly different to those of other parts are depreciated separately.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets or – if reflecting actual economic use – using the declining-balance method until the straight-line method yields larger expenses.

The following estimated useful lives are used:

| | Average useful life |
|---|---|
| Factory and office buildings | 25 to 33 years |
| Other buildings | 8 to 25 years |
| Technical machinery & equipment | 5 to 12 years |
| Furniture & office equipment | 3 to10 years |
| Vehicles | 5 to 8 years |
| IT equipment and hardware | 3 to 5 years |

**Investment property**

Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are accounted for using the cost model. Depreciation is recognized as described in property plant and equipment and is expensed in the income statement.

**Other Investments**

The Group does not hold any securities classified as trading or held-to-maturity. Debt securities for which the Group does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognized directly in equity, except for impairment losses and, in the case of monetary items, such as debt securities, foreign exchange gains and losses.

When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in profit or loss. The fair value of financial instruments classified as held for trading and available-for-sale is their quoted bid price at the balance sheet date. Financial instruments classified as held for trading or available-for-sale investments are recognized/derecognized by the Group on the date it commits to purchase/sell the investments.

**Unamortized debt issuance cost**

Debt issuance costs are deferred and amortized over the expected life of the related borrowings.

**2) Significant accounting policies (Continued)**

**Inventories**

Inventories are carried at the lower of net realizable value or production cost using average prices or market value. Production costs comprise direct cost of material and labor and a portion of manufacturing overheads. Allowances are set up on the basis of the analysis of slow moving or obsolete stock.

**Accounts receivable**

Receivables are recorded at nominal value less discounts and valuation allowances. Non-current receivables are stated at their present value.

**Other current assets**

Other current assets are stated at their cost less provisions to reflect realizable value.

**Cash and cash equivalents**

The Group considers all highly liquid investments to be cash equivalents.

**Interest-bearing borrowings**

Interest-bearing borrowings are recognized initially at fair value. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

**Employee benefits**

Obligations for contributions to defined contribution pension plans are recognized as expense in the income statement as incurred.

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by determining the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rate bonds that have maturity dates approximating to the terms of the Group's obligations.

Changes in the amount of either the defined benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains and losses.

The calculation is performed by a qualified actuary using the projected unit credit method. If the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement. Actuarial gains and losses are recognized in the statement of recognized income and expense (SORIE) as part of equity.

The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate assumptions used reflect the rates available as of balance sheet date on high quality fixed income debt instruments that have maturity dates approximating to the terms of the Group's obligations.

**2) Significant accounting policies (Continued)**

**Provisions**

A provision is recognized in the balance sheet if the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Provisions for estimated costs related to product warranties are made at the time the related sale is recorded.

In the ordinary course of business, the Group's subsidiaries observe the existing environmental laws and regulations. Therefore they have made provisions for the estimated financial impact of environmental clean up related cost. The Group accrues for losses associated with environmental remediation obligations, when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations are generally recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Cost of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

A provision for restructuring is recognized through the Income statement when the Group has approved and announced a restructuring plan. Only where the plan is associated with an acquisition and the plan is in existence at the date of acquisition, these amounts are reflected in the purchase price allocation and result in an increase in goodwill. All changes in estimates are recorded through income statement. Future operating costs are not provided for.

A provision for onerous contracts is recognized in the case that the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

**Accounts payable**

Trade and other payables are stated at cost.

**Impairment and recoverability of assets**

The carrying amounts of the Group's assets, other than inventories and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

If a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized directly in equity is recognized in profit or loss even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

The recoverable amount of the Group's receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate

**2) Significant accounting policies (Continued)**

(i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect to a receivable carried at amortized cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

**3) Sales**

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Sales of Goods | 598,946 | 544,573 | 592,772 |
| Other sales | 282,647 | 265,556 | 251,224 |
| **Total sales** | **881,593** | **810,129** | **843,996** |

Other sales include revenues from services.

Sales to customers presented by geographic region are as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Germany | 181,786 | 181,202 | 192,169 |
| Europe (excluding Germany) | 367,690 | 305,698 | 338,853 |
| The Americas | 155,347 | 132,289 | 148,518 |
| Other regions | 176,770 | 190,940 | 164,456 |
| **Total sales** | **881,593** | **810,129** | **843,996** |

**4) Segment Reporting**

The Group distinguishes between business segments and geographical segments. The extent and content of the information to be provided with regard to the segments is set out in the primary segment reporting format "business segments" and also in the secondary segment reporting format "geographical segments". This structure reflects internal reporting (management approach) and takes into account the different risks and earnings structures of the segments.

**4) Segment Reporting (Continued)**

**Primary reporting format (business segments)**

The Group has three reportable segments based on the nature of products and services provided, which are Industrial Cranes, Port Technology and Services. In the "Industrial Cranes" segment the Group develops, manufactures, assembles and delivers industrial cranes including components and material handling solutions. In the "Port Technology" segment the Group develops, manufactures, assembles, delivers and maintains mobile harbor cranes and automated container handling systems including storage and integrated software solutions. The "Services" segment includes our industry crane field service activities such as inspection, maintenance, repair or refurbishment of cranes in use. Sales of spare parts are also included here. The Group does not allocate certain costs to its individual segments. These unallocated non-segmental (corporate) costs include cost associated with the following:

- Effects of purchase accounting: The Group does not allocate purchase accounting adjustments such as goodwill, fair value write up of assets, intangibles, and the associated additional expenses to its individual segments;
- Management fee from its holding companies; and
- Other costs the Group believes to be one-off costs associated with purchase transactions, restructurings, the divestment of assets/liabilities and any impairment costs (or reversals thereof).

The Group considers that such effects are not indicative of the Group's ongoing operating performance. In addition, the Group is not in a position to allocate these adjustments between segments using any reasonable basis of allocation and without disproportionate time and expense.

While management believes excluding these costs provides a reasonable basis for considering the Group's operating performance, the adjustments are not defined within IFRS. As a consequence of these unallocated costs the Group's segment gross profit and segment profit excludes certain costs which may otherwise be associated with these segments. Moreover, the Group may, in the future, incur costs and expenses similar to those being excluded as part of the adjustments.

The Group also does not manage its operations by allocating assets, liabilities and capital expenditures to its segments and such allocations are not included within its system of internal financial reporting to key management personnel. For this reason, the data for disclosures under IAS14.55ff cannot be generated without disproportionate time and expense. While the Group allocates depreciation & amortization to its segment cost of sales, it does not have the ability to

#### 4) Segment Reporting (Continued)

isolate total depreciation & amortization by segments: disclosure under IAS 14.58 cannot be provided without disproportionate time and expense.

| | Year ended September 30 | | |
|---|---|---|---|
| **Revenues (by segment)** | **2005** | **2004** | **2003** |
| | | (in t€) | |
| Industrial Cranes | 409,915 | 393,563 | 439,728 |
| Port Technology | 237,069 | 194,917 | 183,423 |
| Services | 234,609 | 221,649 | 220,845 |
| **Total revenues*** | **881,593** | **810,129** | **843,996** |

* *thereof intersegment sales* ..... *15,720* | *5,599* | *6,115*

| | Year ended September 30 | | |
|---|---|---|---|
| **Gross profit (by segment)** | **2005** | **2004** | **2003** |
| | | (in t€) | |
| Industrial Cranes | 103,397 | 87,368 | 111,462 |
| Port Technology | 52,000 | 43,622 | 43,699 |
| Services | 86,748 | 74,790 | 78,217 |
| **Adjusted gross profit** | **242,145** | **205,780** | **233,378** |
| Adjustments (unallocated non-segmental): | | | |
| +/- Effects from Purchase accounting in inventory | | 459 | (59,585) |
| - Effects from Purchase accounting deprec./amortiz. | (11,791) | (16,372) | (21,100) |
| - Adjustments for one off effects | (2,799) | (1,474) | (4,599) |
| **Gross profit** | **227,555** | **188,393** | **148,094** |

| | Year ended September 30 | | |
|---|---|---|---|
| **Segment profit (adjusted EBIT)** | **2005** | **2004** | **2003** |
| | | (in t€) | |
| Industrial Cranes* | 1,265 | (15,883) | (1,661) |
| Port Technology | 20,382 | 15,549 | 9,587 |
| Services | 42,347 | 34,445 | 44,270 |
| **Segment profit (adjusted EBIT)** | **63,994** | **34,111** | **52,196** |
| Adjustments (unallocated non-segmental): | | | |
| +/- Effects from Purchase accounting in inventory | | 459 | (59,585) |
| - Effects from Purchase accounting deprec./amortiz. | (11,791) | (16,372) | (31,765) |
| - adjustments for one off effects ** | (14,576) | (9,380) | (14,397) |
| - Adjustments for Holding charges | (1,515) | (1,690) | (1,690) |
| **EBIT** | **36,112** | **7,128** | **(55,241)** |

| | | | |
|---|---|---|---|
| * *thereof share of profit in associated companies* | *669* | *782* | *689* |
| ** *thereof:* | | | |
| *Restructuring/Consulting* | *(13,802)* | *(6,927)* | *(3,503)* |
| *Severance & Redundancy Costs* | *(12,281)* | *(6,142)* | *(4,592)* |
| *Profit from divestments* | *2,717* | *4,115* | |
| *Other* | *8,790* | *(426)* | *(6,302)* |

Restructuring/Consulting also includes costs for external support and consultancy in large restructuring projects. Group policy is that, where explicit authorization is received from Demag

### 4) Segment Reporting (Continued)

Holding, costs of external consultants are adjusted. Not all consultancy costs were adjusted as there is an underlying level of consultancy services in business operations.

**Secondary reporting format (geographical segments)**

Revenues are allocated to countries based on the customer's domicile. The geographic information is provided for Germany and Europe as the most significant market places of the group, the Americas and the rest of the world.

Sales to customers presented by geographic region are as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in m€) | |
| Germany | 182 | 181 | 192 |
| Europe (excluding Germany) | 368 | 306 | 339 |
| The Americas | 155 | 132 | 149 |
| Other regions | 177 | 191 | 164 |
| | **882** | **810** | **844** |

In addition to these segment measures the Group manages its overall profitability and cash flows using certain internal non GAAP measures. For its profitability assessment, management uses what it defines as adjusted EBITDA. Management believes that adjusted EBITDA permits a more meaningful basis upon which to compare the Group's results of operations from year to year. This is calculated as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Segment profit (Adjusted EBIT)** | **63,994** | **34,111** | **52,196** |
| + Depreciation/Amortization | 20,954 | 21,744 | 23,979 |
| **Adjusted EBITDA** | **84,948** | **55,855** | **76,175** |

For cash flow purposes the Group does not manage its cash flow by segment, it does manage its cash flow using internal non-GAAP measures. These include free cash flow and free cash flow before interest and tax payments. Free cash flow is defined as cash flow before financing costs and is used by the Group as management believes it is a representation of the amounts it has available to distribute to either investors or to fund other financing needs.

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Cash flow from operating activities | 19,801 | 4,944 | 62,563 |
| Cash flow from investing activities | (9,997) | (6,341) | (19,704) |
| **Free Cash flow before financing** | **9,804** | **(1,397)** | **42,859** |
| Net interest payments | 23,301 | 16,196 | 12,581 |
| Income tax payments | 6,789 | 5,645 | 4,300 |
| **Free Cash flow before financing, interest and tax payments** | **39,894** | **20,444** | **59,740** |

The definitions of these key performance measures used by the Group may differ from the definition used by other companies and the figures presented may thus not be fully comparable.

### 4) Segment Reporting (Continued)

These measures should not be used in isolation or as substitutes for the other analysis provided in the financial statements. In particular, they should not be considered by investors as alternatives to other indicators of the Group's performance as determined by IFRS.

### 5) Research & development expense

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| R&D expenses | (21,722) | (21,150) | (35,729) |
| Capitalized development expenses | 4,588 | 967 | 0 |
| **Total R&D expenses** | **(17,134)** | **(20,183)** | **(35,729)** |

For further information on capitalized development expenses please refer to Note 11 (Intangible assets and Goodwill).

### 6) Selling, general and administrative expense

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Marketing & selling expenses | (122,682) | (111,395) | (126,687) |
| General & administration expenses | (67,867) | (56,689) | (47,429) |
| **Selling, general and administrative expenses** | **(190,549)** | **(168,084)** | **(174,116)** |

Selling expenses include sales commissions to agents.

### 7) Other operating income and expense

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Foreign currency transaction gains | 3,734 | 1,289 | 5,330 |
| Foreign currency transaction losses | (2,408) | (2,005) | (6,301) |
| Gains on disposal of non-current assets | 5,641 | 5,621 | 1,627 |
| Losses on disposal of non-current assets | (3,582) | (4,469) | (1,273) |
| Other restructuring expenses | | (1,017) | (1,355) |
| Income from the release of other accruals | 6,934 | 504 | 2,164 |
| Rental income from investment properties | 118 | 216 | 281 |
| Income from reversal of impairment | 3,710 | | |
| Miscellaneous, net | 1,424 | 6,081 | 5,348 |
| **Other operating income (expense), net** | **15,571** | **6,220** | **5,821** |

### 8) Profit share on associated companies

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Share of profit in MHE Demag Singapore | 669 | 782 | 689 |
| **Total** | **669** | **782** | **689** |

Share of profits of associates relates to DCC's 50% participation in MHE Demag Pty. Ltd. Singapore.

### 9) Interest and similar income (expense) net

| | Year ended September | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Currency gains | 2,650 | 7,161 | 29,466 |
| Currency losses | (2,345) | | |
| Mark-to-market revaluation from interest rate swaps | (698) | (570) | |
| Amortization of debt issuance cost | (9,558) | (9,719) | (2,846) |
| Interest on Vanilla loan | (615) | (7,015) | (8,016) |
| Interest on Vendor loan | | (5,292) | (12,058) |
| Interest on Senior Credit Facility | (2,961) | (9,345) | (11,598) |
| Interest on Mezzanine Credit Facility | (2,806) | (1,758) | |
| Interest expense on pension provision | (7,303) | (6,906) | (7,404) |
| Interest expense on LT provision | (848) | (1,219) | (1,325) |
| Expected interest return on plan assets | 515 | 514 | (207) |
| Other interest and similar expense | (9,606) | (3,019) | 1,711 |
| **Interest and similar income (expense), net** | **(33,575)** | **(37,168)** | **(12,277)** |

As of January 31, 2005 the Vanilla loan associated with Gottwald has been repaid.

In 2003 the mark-to-market effect from the interest rate swaps, t€ 2,071, was charged through equity (t€ 1,268 net of deferred taxes). This charge was reversed through the income statement within the financial year 2004. The hedging requirements were not met any more, because the underlying credit agreements were eliminated due to refinancing measures.

### 10) Income tax credit/(expense)

As of September 30, 2005, deferred taxes for German companies were calculated on the basis of a corporation tax rate of 25%, a solidarity surcharge of 5.5% and a trade profit tax, resulting in a total tax rate of 39%. Deferred taxes for foreign companies are based on enacted local tax rates.

## 10) Income tax credit/(expense) (Continued)

Income tax credit/(expense) for the year ending September 30, 2005 and the comparative prior years consisted of the following:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Current income taxes | | | |
| Germany | (799) | (1,502) | (625) |
| Other countries | (4,321) | (7,971) | (4,012) |
| **Subtotal** | **(5,120)** | **(9,473)** | **(4,637)** |
| Deferred taxes | | | |
| Germany | 2,040 | 18,027 | 25,249 |
| Other countries | 1,045 | 2,020 | 1,041 |
| **Subtotal** | **3,085** | **20,047** | **26,290** |
| **Income tax credit/(expense)** | **(2,035)** | **10,574** | **21,653** |

Income tax credit/(expense) differs from German expected blended tax rate (39%) as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Calculated tax credit/(expense) at aggregate German rate | (1,039) | 11,676 | 26,395 |
| German trade tax and other foreign taxes | (212) | 553 | 2,392 |
| Change in valuation allowances | (3,000) | 2,983 | (7,739) |
| Other permanent differences | 2,216 | (4,638) | 605 |
| **Income tax credit/(expense)** | **(2,035)** | **10,574** | **21,653** |

In the year ending September 30, 2005 t€ 3,000 of valuation allowance on the deferred tax asset for losses carried-forward was released in a German entity of DCC based on improved future expectations and the corresponding improved recoverability of the tax asset,

Deferred tax credit/(expense) recognized directly in equity is as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Relating to hedging | | | 742 |
| Relating to actuarial gains and losses in pensions | 5,198 | 856 | (388) |
| Relating to others | 125 | | |
| | **5,323** | **856** | **354** |

For information on deferred tax assets and liabilities please refer to Note 19) ("Deferred tax assets and liabilities").

## 11) Intangible assets and Goodwill

| | Goodwill | Brands | Patents | Capitalized development cost under construction | Capitalized development cost | Software | Others | Other intangible assets | Total |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | (in t€) | | | | |
| **Cost** | | | | | | | | | |
| Balance at October 1, 2002 | 119,443 | 27,261 | 15,418 | | | 3,379 | 47,437 | 93,495 | 212,938 |
| Additions | | | 201 | | | 462 | 4,484 | 5,147 | 5,147 |
| Disposals | (354) | | | | | | (19,610) | (19,610) | (19,964) |
| Reclassifications | (4) | | | | | | 49 | 49 | 45 |
| Other changes | | | | | | | | | |
| Effect of movements in foreign exchange | | | (5) | | | | (137) | (142) | (142) |
| **Balance at September 30, 2003** | **119,085** | **27,261** | **15,614** | **0** | **0** | **3,841** | **32,223** | **78,939** | **198,024** |
| Balance at October 1, 2003 | 119,085 | 27,261 | 15,614 | | | 3,841 | 32,223 | 78,939 | 198,024 |
| Additions | 173 | | | 967 | | 4,178 | 1,054 | 6,199 | 6,372 |
| Disposals | (610) | | | | | (1,104) | (356) | (1,460) | (2,070) |
| Reclassifications | | | (412) | | | 8,247 | (7,640) | 195 | 195 |
| Other changes | | | | | | | | | |
| Effect of movements in foreign exchange | | | (3) | | | 1 | (59) | (61) | (61) |
| **Balance at September 30, 2004** | **118,648** | **27,261** | **15,199** | **967** | **0** | **15,163** | **25,222** | **83,812** | **202,460** |
| Balance at October 1, 2004 | 118,648 | 27,261 | 15,199 | 967 | | 15,163 | 25,222 | 83,812 | 202,460 |
| Additions | 1,150 | | 82 | 4,045 | 544 | 3,365 | 172 | 8,208 | 9,358 |
| Disposals | (200) | | (97) | | | (3,444) | | (3,541) | (3,741) |
| Reclassifications | 84 | | | (442) | 442 | 814 | (613) | 201 | 285 |
| Other changes | 27 | | | | | | | | 27 |
| Effect of movements in foreign exchange | 20 | | 2 | | | 57 | 53 | 112 | 132 |
| **Balance at September 30, 2005** | **119,729** | **27,261** | **15,186** | **4,570** | **986** | **15,955** | **24,834** | **88,792** | **208,521** |

## 11) Intangible assets and Goodwill (Continued)

| | Goodwill | Brands | Patents | Capitalized development cost under construction | Capitalized development cost | Software | Others | Other intangible assets | Total |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | (in t€) | | | | |
| **Amortization and impairment losses** | | | | | | | | | |
| Balance at October 1, 2002 | | | | | | | | | |
| Amortization for the year | | | (3,116) | | | (1,331) | (25,220) | (29,667) | (29,667) |
| Impairment charge | | | | | | | | | |
| Reversal of impairment losses | | | | | | | | | |
| Disposals | | | | | | | 19,348 | 19,348 | 19,348 |
| Other changes | | | | | | | | | |
| Effect of movements in foreign exchange | | | 1 | | | | 25 | 26 | 26 |
| **Balance at September 30, 2003** | **0** | **0** | **(3,115)** | **0** | **0** | **(1,331)** | **(5,847)** | **(10,293)** | **(10,293)** |
| Balance at October 1, 2003 | | | (3,115) | | | (1,331) | (5,847) | (10,293) | (10,293) |
| Amortization for the year | | | (3,071) | | | (4,037) | (4,108) | (11,216) | (11,216) |
| Impairment charge | | (2,224) | (1,670) | | | | | (3,894) | (3,894) |
| Reversal of impairment losses | | | | | | | | | |
| Disposals | | | | | | 1,095 | 356 | 1,451 | 1,451 |
| Other changes | | | 63 | | | (1,320) | 1,257 | | |
| Effect of movements in foreign exchange | | | 1 | | | | 24 | 25 | 25 |
| **Balance at September 30, 2004** | **0** | **(2,224)** | **(7,792)** | **0** | **0** | **(5,593)** | **(8,318)** | **(23,927)** | **(23,927)** |
| Balance at October 1, 2004 | | (2,224) | (7,792) | | | (5,593) | (8,318) | (23,927) | (23,927) |
| Amortization for the year | | | (3,065) | | (72) | (4,615) | (4,062) | (11,814) | (11,814) |
| Impairment charge | | | | | | (23) | (92) | (115) | (115) |
| Reversal of impairment losses | | 2,040 | 1,670 | | | | | 3,710 | 3,710 |
| Disposals | | | 97 | | | 3,434 | | 3,531 | 3,531 |
| Other changes | | | | | | | | | |
| Effect of movements in foreign exchange | | | (2) | | | (38) | (29) | (69) | (69) |
| **Balance at September 30, 2005** | **0** | **(184)** | **(9,092)** | **0** | **(72)** | **(6,835)** | **(12,501)** | **(28,684)** | **(28,684)** |
| **Carrying amounts** | | | | | | | | | |
| At October 1, 2002 | 119,443 | 27,261 | 15,418 | | | 3,379 | 47,437 | 93,495 | 212,938 |
| At September 30, 2003 | 119,085 | 27,261 | 12,499 | | | 2,510 | 26,376 | 68,646 | 187,731 |
| At October 1, 2003 | 119,085 | 27,261 | 12,499 | | | 2,510 | 26,376 | 68,646 | 187,731 |
| At September 30, 2004 | 118,648 | 25,037 | 7,407 | 967 | | 9,570 | 16,904 | 59,885 | 178,533 |
| At October 1, 2004 | 118,648 | 25,037 | 7,407 | 967 | | 9,570 | 16,904 | 59,885 | 178,533 |
| **At September 30, 2005** | **119,729** | **27,077** | **6,094** | **4,570** | **914** | **9,120** | **12,333** | **60,108** | **179,837** |

**11) Intangible assets and Goodwill (Continued)**

In the fiscal year 2005, t€ 4,045 of capitalized development cost was included in assets under construction, thereof Mobile Harbor Cranes t€ 2,516 (2004 t€ 0), Cranes on Barge t€ 77 (2004 t€ 162), Automated Stacker Cranes t€ 1,107 (2004 t€ 526), E-Automated Guide Vehicle t€ 344 (2004 t€ 0). Capitalized R&D has been tested for impairment with the following result: No impairment losses.

**Amortization and impairment charge**

The amortization and impairment charge is recognized in the following line items in the income statement:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Cost of sales | (10,104) | (13,343) | (27,660) |
| Research and development | (1,015) | (1,448) | (1,133) |
| Selling, general and administration | (810) | (272) | (848) |
| Other operating expenses | | (47) | (26) |
| **Total amortization and impairment charge** | **(11,929)** | **(15,110)** | **(29,667)** |

***Goodwill***

Goodwill originated mainly from the Acquisition. An impairment test has been conducted with the result that no impairment charge had to be taken into account during the year ending September 30, 2005. The Group is in the process of obtaining further details regarding certain adjustments as required per the Transaction Agreement including, but not limited to, tax indemnities borne by Siemens AG for all types of taxes paid subsequent to June 30, 2002, related to the period prior to June 30, 2002. Accordingly, certain purchase price allocations are subject to refinement.

**Impairment loss on intangible items and subsequent reversal**

In the financial year 2004 an impairment of t€ 3,894 was recorded related to DCC and consists of t€ 2,224 on brands and t€ 1,670 on patents as an adjustment to fair market value due to adjusted sales expectations of the respective product groups. This impairment has been substantially reversed in 2005.

**Impairment tests for cash-generating units containing goodwill**

The Cash Generating Units for the determination of Goodwill are the acquired business groups DCC and Gottwald, as stated in Note 1. The regular impairment tests on the value of goodwill did not show any need for impairments to be taken into account.

## 12) Property, plant and equipment

| | Land | Buildings and land improvements | Machinery and equipment | Other equipment | Prepayments and constructions in progress | Property, plant and equipment under capital leases | Total |
|---|---|---|---|---|---|---|---|
| | | | | (in t€) | | | |
| **Cost** | | | | | | | |
| Balance at October 1, 2002 | 39,319 | 70,034 | 61,796 | 18,344 | 2,964 | 323 | 192,780 |
| Other acquisitions | | 1,606 | 10,937 | 5,577 | 2,473 | 46 | 20,639 |
| Disposals | (1,011) | (1,433) | (1,489) | (2,190) | (460) | | (6,583) |
| Reclassifications | | (202) | 426 | 531 | (904) | | (149) |
| Other changes | | | | | (55) | | (55) |
| Effect of movements in foreign exchange | (558) | (704) | (249) | (399) | (30) | (2) | (1,942) |
| **Balance at September 30, 2003** | **37,750** | **69,301** | **71,421** | **21,863** | **3,988** | **367** | **204,690** |
| Balance at October 1, 2003 | 37,750 | 69,301 | 71,421 | 21,863 | 3,988 | 367 | 204,690 |
| Other acquisitions | 488 | 5,691 | 5,718 | 3,433 | 614 | 62 | 16,006 |
| Disposals | (3,584) | (6,024) | (5,339) | (3,544) | 5 | (370) | (18,856) |
| Reclassifications | | 2,491 | 786 | (365) | (2,669) | | 243 |
| Other changes | | | | | 55 | | 55 |
| Effect of movements in foreign exchange | (124) | (103) | (94) | (123) | (23) | | (467) |
| **Balance at September 30, 2004** | **34,530** | **71,356** | **72,492** | **21,264** | **1,970** | **59** | **201,671** |
| Balance at October 1, 2004 | 34,530 | 71,356 | 72,492 | 21,264 | 1,970 | 59 | 201,671 |
| Other acquisitions | 130 | 858 | 6,393 | 3,030 | 4,018 | 64 | 14,493 |
| Transfer to investment property | (6,541) | (17,355) | | | | | (23,896) |
| Disposals | (5,033) | (5,062) | (1,862) | (2,909) | (438) | | (15,304) |
| Reclassifications | | 730 | 850 | (387) | (1,395) | | (202) |
| Other changes | | (4) | 4 | | (130) | | (130) |
| Effect of movements in foreign exchange | 123 | 1,256 | 595 | 461 | 158 | 4 | 2,597 |
| **Balance at September 30, 2005** | **23,209** | **51,779** | **78,472** | **21,459** | **4,183** | **127** | **179,229** |

## 12) Property, plant and equipment (Continued)

| | Land | Buildings and land improvements | Machinery and equipment | Other equipment | Prepayments and constructions in progress | Property, plant and equipment under capital leases | Total |
|---|---|---|---|---|---|---|---|
| | | | | (in t€) | | | |
| **Depreciation and impairment losses** | | | | | | | |
| Balance at October 1, 2002 | | | | | | | |
| Depreciation charge for the year | (18) | (5,537) | (12,070) | (8,188) | | (95) | (25,908) |
| Disposals | | 35 | 164 | 1,468 | | | 1,667 |
| Effect of movements in foreign exchange | 1 | 19 | 25 | 42 | | | 87 |
| **Balance at September 30, 2003** | **(17)** | **(5,483)** | **(11,881)** | **(6,678)** | **0** | **(95)** | **(24,154)** |
| Balance at October 1, 2003 | (17) | (5,483) | (11,881) | (6,678) | | (95) | (24,154) |
| Depreciation charge for the year | (16) | (5,007) | (11,245) | (6,617) | | (51) | (22,936) |
| Disposals | | 550 | 1,303 | 3,004 | | 129 | 4,986 |
| Effect of movements in foreign exchange | 1 | 22 | 1 | 76 | | | 100 |
| **Balance at September 30, 2004** | **(32)** | **(9,918)** | **(21,822)** | **(10,215)** | **0** | **(17)** | **(42,004)** |
| Balance at October 1, 2004 | (32) | (9,918) | (21,822) | (10,215) | | (17) | (42,004) |
| Depreciation charge for the year | (5) | (4,085) | (10,977) | (4,692) | | (20) | (19,779) |
| Reversal of impairment losses | | | (9) | | | | (9) |
| Transfer to investment property | | 2,439 | 65 | (65) | | | 2,439 |
| Disposals | 37 | 707 | 943 | 2,171 | | | 3,858 |
| Effect of movements in foreign exchange | | (176) | (113) | (215) | | (1) | (505) |
| **Balance at September 30, 2005** | **0** | **(11,033)** | **(31,913)** | **(13,016)** | **0** | **(38)** | **(56,000)** |
| **Carrying amounts** | | | | | | | |
| At October 1, 2002 | 39,319 | 70,034 | 61,796 | 18,344 | 2,964 | 323 | 192,780 |
| At September 30, 2003 | 37,733 | 63,818 | 59,540 | 15,185 | 3,988 | 272 | 180,536 |
| At October 1, 2003 | 37,733 | 63,818 | 59,540 | 15,185 | 3,988 | 272 | 180,536 |
| At September 30, 2004 | 34,498 | 61,438 | 50,670 | 11,049 | 1,970 | 42 | 159,667 |
| At October 1, 2004 | 34,498 | 61,438 | 50,670 | 11,049 | 1,970 | 42 | 159,667 |
| **At September 30, 2005** | **23,209** | **40,746** | **46,559** | **8,443** | **4,183** | **89** | **123,229** |

## 12) Property, plant and equipment (Continued)

### Impairment loss and subsequent reversal

No impairments were made and no reversals recognized for property plant and equipment in the years ended September 30, 2005, 2004 and 2003, respectively.

### Leased property and machinery

The following amounts relating to finance leases were stated under property, plant and equipment:

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Land and building | | | |
| Technical facilities, factory and office equipment | 126 | 58 | 367 |
| Less accumulated amortization | (38) | (17) | (95) |
| **Total** | **88** | **41** | **272** |

For obligations under capital leases an amount of t€ 71 (net present value) is included in long term debt as of September 30, 2005 (2004: t€ 24, 2003: t€ 221). For further information on leasing issues, please refer to Note 33).

### Property, plant and equipment under construction

The assets under construction as per September 30, 2005 mainly include the following items:

| | (in t€) |
|---|---|
| Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai: New plant assembly lines for DR, DC and manufacturing license application | 1,246 |
| Demag Cranes & Components Corp., Cleveland: Siemens logistics Uniload project and Tacking fixtures | 786 |
| A new paint workshop (Gottwald) | 446 |
| Canals (Gottwald) | 215 |

**13) Investment property**

| | Land | Buildings and land improvements | Total |
|---|---|---|---|
| | | (in t€) | |
| **Cost** | | | |
| Balance at October 1, 2002 | 862 | 1,522 | **2,384** |
| Disposals | (124) | (342) | **(466)** |
| Effect of movements in foreign exchange | 8 | 1 | **9** |
| **Balance at September 30, 2003** | **746** | **1,181** | **1,927** |
| Balance at October 1, 2003 | 746 | 1,181 | **1,927** |
| Disposals | (226) | (420) | **(646)** |
| Effect of movements in foreign exchange | 1 | | **1** |
| **Balance at September 30, 2004** | **521** | **761** | **1,282** |
| Balance at October 1, 2004 | 521 | 761 | **1,282** |
| Other acquisitions | | | |
| Transfer to/from property, plant and equipment | 6,541 | 17,355 | **23,896** |
| Disposals | | (54) | **(54)** |
| Effect of movements in foreign exchange | 8 | 29 | **37** |
| **Balance at September 30, 2005** | **7,070** | **18,091** | **25,161** |
| **Depreciation and impairment losses** | | | |
| Balance at October 1, 2002 | | | |
| Depreciation charge for the year | | (89) | **(89)** |
| Effect of movements in foreign exchange | | | |
| **Balance at September 30, 2003** | | **(89)** | **(89)** |
| Balance at October 1, 2003 | | (89) | **(89)** |
| Depreciation charge for the year | | (60) | **(60)** |
| Disposals | | 28 | **28** |
| Effect of movements in foreign exchange | | | |
| **Balance at September 30, 2004** | | **(121)** | **(121)** |
| Balance at October 1, 2004 | | (121) | **(121)** |
| Depreciation charge for the year | | (1,027) | **(1,027)** |
| Transfer to/from property, plant and equipment | | (2,439) | **(2,439)** |
| Disposals | | 54 | **54** |
| Effect of movements in foreign exchange | | (6) | **(6)** |
| **Balance at September 30, 2005** | | **(3,539)** | **(3,539)** |
| **Carrying amounts** | | | |
| At October 1, 2002 | 862 | 1,522 | **2,384** |
| At September 30, 2003 | 746 | 1,092 | **1,838** |
| At September 30, 2004 | 521 | 640 | **1,161** |
| **At September 30, 2005** | **7,070** | **14,552** | **21,622** |
| **Fair values** at September 30, 2005 | **8,719** | **14,810** | **23,529** |

After initial recognition investment property is measured in accordance with IAS 40 using the cost model (cost less any accumulated depreciation and accumulated impairment losses). Depreciation is computed on the straight-line method over the estimated useful lives (10-20 years) of the related assets.

### 13) Investment property (Continued)

The Income statement includes t€ 118 from rental income (2004: t€ 216, 2003: t€ 281) and t€ 30 of operating expenses during the reporting periods (2004: t€ 53, 2003: t€ 79).

### 14) Investments in associates

| | | September 30 | | | October 1 |
|---|---|---|---|---|---|
| | Country | 2005 | 2004 | 2003 | 2002 |
| MHE Demag Pty. Ltd. | Singapore | 50% | 50% | 50% | 50% |

The Group's share of post-acquisition total recognized profit or loss in the above associate for the year ended 30 September 2005 was t€ 669 (2004: t€ 782, 2003: t€ 689). The shipments to MHE included in sales for the year ended September 30, 2005 amount to t€ 13,336 (2004: t€ 10,250, 2003: t€ 10,110).

The share of profit or loss from associates recognized in the income statement is explained in Note 8) ("Profit share on associated companies"). No guarantees have been made for the liabilities of the associated company.

The key figures for MHE-Demag Pty. Ltd. reflecting only the 50% Demag's share are:

| | December 31 | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | | (in t€) | |
| Sales | 21,033 | 15,826 | 18,283 |
| Net income | 1,559 | 1,488 | 689 |
| Non-current assets | 3,560 | 3,571 | 5,098 |
| Current assets | 14,528 | 14,446 | 14,041 |
| Accruals | 954 | 1,129 | 1,299 |
| Liabilities & Shareholders equity | 17,134 | 16,888 | 17,840 |

### 15) Other investments

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Shares in other related parties | 15 | 15 | 15 |
| Other share investments | 150 | 27 | 27 |
| Long-term securities | 845 | 817 | 749 |
| **Other investments, net** | **1,010** | **859** | **791** |

### 16) Unamortized debt issuance cost

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Balance at the beginning of the year** | **7,305** | **13,748** | **16,594** |
| Additions | 7,669 | 9,438 | 0 |
| Amortization | (9,557) | (9,719) | (286) |
| Disposals | (267) | (6,150) | 0 |
| Other changes | 65 | (37) | (2,560) |
| Effect of movements in foreign currency | (13) | 25 | 0 |
| **Balance at the end of the year** | **5,202** | **7,305** | **13,748** |

Unamortized debt issuance cost relates to the Group's long and short-term debt and is amortized over the life of the corresponding debt using the effective interest rate method. The amortization expense totaled t€ 9,557 in the year ended September 30, 2005 including t€ 7,305 of prior debt issuance cost written off due to the refinancing as of January 31, 2005. New debt issuance costs were capitalized in the amount of t€ 7,669. In the year ended September 30, 2004 the amortizations expense totaled t€ 9,719 including the full amortization on the share allocated to the fixed rate guaranteed subordinated unsecured loan notes repaid in February 2004. In September 2004, an additional amortization was recorded, because of the mandatory prepayment of the Senior debt. The increase to debt issuance cost was caused by the Mezzanine debt's financing and the Senior debt's refinancing in February/March 2004. Reference is made to note 26 "Long-term interest bearing loans and borrowings".

### 17) Long-term trade receivables

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Non-current accounts receivable | 3,918 | 4,452 | 5,370 |
| Less allowance for doubtful accounts | (545) | (790) | (864) |
| **Long-term trade receivables** | **3,373** | **3,662** | **4,506** |

Non-current trade receivables reflect trade sales to third-party customers with payment terms between one and five years. Customers are charged with market interest rates on long-term payment arrangements over the life of the receivable.

### 18) Other long-term assets

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Non financial receivables from affiliated companies | | 3,127 | 155 |
| Derivative financial instruments | 2 | 74 | |
| Other long-term asset third parties | 4,851 | 5,252 | 3,620 |
| **Other long-term assets** | **4,853** | **8,453** | **3,775** |

**19) Deferred tax assets and liabilities**

Deferred tax assets and liabilities are attributable to the following:

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Receivables and other assets | 850 | 1,241 | 5,607 |
| Inventories | 5,755 | 6,012 | 5,593 |
| Intangible assets | 2,229 | 75 | 223 |
| Property, plant and equipment | 1,803 | 946 | 1,639 |
| Loss carry-forwards and tax credits | 46,132 | 48,104 | 44,265 |
| Provisions and liabilities | 40,834 | 37,543 | 36,410 |
| Other | 1,044 | 11,900 | 661 |
| **Sub-total (assets)** | **98,647** | **105,821** | **94,398** |
| Valuation allowances | (13,829) | (38,142) | (41,124) |
| Netting (Offset against liability) | (9,242) | | |
| **Deferred tax assets** | **75,576** | **67,679** | **53,274** |
| Receivables and other assets | 807 | 1,488 | 2,903 |
| Inventories | 486 | 145 | 1,871 |
| Intangible assets | 9,232 | 10,490 | 9,043 |
| Property, plant and equipment | 15,322 | 12,675 | 15,419 |
| Provisions and liabilities | 2,256 | 4,031 | 2,044 |
| Other | 114 | 12,385 | 12,132 |
| Deduction of valuation allowances | | (21,178) | (21,179) |
| **Sub-total (liabilities)** | **28,217** | **20,036** | **22,233** |
| Netting (utilization of asset) | (9,242) | | |
| **Deferred tax liabilities** | **18,975** | **20,036** | **22,233** |
| **Deferred tax assets (liabilities), net** | **56,601** | **47,643** | **31,041** |

The changes in deferred tax are either booked in the income statement or recognized in equity. Changes are mainly recognized in the income statement, reference is made to Note 10 on Income tax credit/(expense).

Realization of the deferred tax assets is dependent on generating sufficient taxable income in future periods. With regard to improved profitability expectations, Management believes that it is probable that the deferred tax asset, net of valuation allowances, will be realized.

The Group's subsidiaries have loss carry-forwards which consist of the following:

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Germany | | | |
| Corporate tax | 121,136 | 114,059 | 109,758 |
| Trade profit tax | 81,506 | 81,394 | 90,515 |
| Other countries | 17,501 | 19,102 | 8,102 |

Losses can be carried forward indefinitely in Germany. A total of t€ 14,873 corresponding to foreign loss carry-forwards expires during the next five years, a total of t€ 2,628 thereafter. The utilization of future loss carry forwards is subject to minimum taxation in certain jurisdictions.

## 20) Inventories

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Raw materials and supplies | 39,146 | 28,233 | 27,479 |
| Work-in-process | 118,340 | 121,934 | 149,198 |
| Finished goods and products held for resale | 11,803 | 17,198 | 17,570 |
| **Inventories** | **169,289** | **167,365** | **194,247** |

## 21) Accounts receivable

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Current trade accounts receivable, third parties | 153,405 | 149,494 | 161,628 |
| Notes receivable | 60 | 11 | |
| Less allowance for doubtful accounts | (7,660) | (8,171) | (8,938) |
| **Trade accounts receivables, net** | **145,805** | **141,334** | **152,690** |
| Current trade receivables from affiliated companies | 5,700 | 4,592 | 7,868 |
| Current trade receivables from related companies | 841 | 893 | 1,502 |
| Less allowance for doubtful accounts | (1,306) | (1,163) | (1,076) |
| **Current receivables from related companies** | **5,235** | **4,322** | **8,294** |
| **Total trade accounts receivables, net** | **151,040** | **145,656** | **160,984** |

Trade accounts receivable are mainly non-interest-bearing.

## 22) Construction contracts

The Group uses the percentage of completion method ("POC") to account for certain long-term contracts. As of September 30, 2005 POC sales (costs and earnings) amounted to t€ 2,879 (2004: t€ 1,950; 2003: t€ 8,875). Advances received from customers with respect to POC contracts amounted to t€ 3,645 as of September 30, 2005 (2004: t€ 2,067; 2003: t€ 8,222).

## 23) Other current assets

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Other tax receivables | 8,174 | 6,458 | 7,548 |
| Prepayments | 945 | 521 | 503 |
| Receivables from employees | 916 | 812 | 845 |
| Deferred charges | 3,914 | 3,318 | 1,988 |
| Derivative financial instruments | 174 | 756 | 488 |
| Receivables from affiliated companies | | 5,663 | 3,158 |
| Receivables from related companies | | | 19,773 |
| Miscellaneous | 4,812 | 2,686 | 3,820 |
| **Other current assets, net** | **18,935** | **20,214** | **38,123** |

### 24) Cash and cash equivalents

Cash and cash equivalents amount to t€ 43,166, thereof t€ 110 restricted in use (t€ 35,516 as of September 30, 2004, thereof t€ 8 restricted in use and t€ 45,537 as of September 30 2003, thereof t€ 0 restricted in use).

### 25) Equity attributable to equity holders of the parent

The Combined statement of shareholders equity summarizes the changes in equity and reserves (see page 9).

#### Shareholders investment

In the financial year ending September 30, 2005 the shareholders investment at DCC HoldCo 3 (drei) GmbH was increased by a payment of t€ 100,000 made by the indirect shareholder Stabilus BV. The payment was made at the instigation of the shareholder DCC Luxembourg 2 S.à r.l., without consideration and subject to the condition that it was contributed into the capital reserves of DCC HoldCo 3 (drei) GmbH.

#### Statement of Recognized Income and Expenses (SORIE)

***Translation reserve***

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are integral to the operations of the Group.

***Hedging reserve***

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

***Fair value reserve***

The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognized.

***Actuarial Gain & Loss***

SORIE additionally includes changes in equity due to the recognition in the balance sheet of actuarial gains and losses relating to employee benefits as they occur.

### 26) Long-term interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group's interest bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see Note 27 ("Financial instruments").

| | | Year ended September 30 | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2005 | | 2004 | | 2003 | |
| | Nominal interest rate | Effective interest Rate | Carrying amount | Effective interest Rate | Carrying amount | Effective interest Rate | Carrying amount |
| | | | (in t€) | | (in t€) | | (in t€) |
| MEP loans | 0.00% | | | | | 0.0% | 3,260 |
| Obligations under financial leases | — | | 1,759 | | 1,923 | | 312 |
| Fixed rate guaranteed subordinated unsecured loan notes due September 24, 2013 ("Vendor Loan Note") | 10-15% | | | | | 10.0% | 132,291 |
| Fair value on interest rate swaps | — | | 1,378 | | 617 | | 0 |
| Other intercompany debt | — | variable | 34,103 | variable | 187,555 | variable | 0 |
| Vanilla loan | | | | 10.0% | 18,185 | 10.0% | 88,171 |
| Other debt | | | 801 | | 625 | | 355 |

## 26) Long-term interest-bearing loans and borrowings (Continued)

| | | Year ended September 30 | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2005 | | 2004 | | 2003 | |
| | Nominal interest rate | Effective interest Rate | Carrying amount (in t€) | Effective interest Rate | Carrying amount (in t€) | Effective interest Rate | Carrying amount (in t€) |
| **Senior and Mezzanine Credit Agreements:** | | | | | | | |
| **Mezzanine debt** | EURIBOR+9.25-12.0% | 11.5% | 0 | 10.0% | 30,904 | 10.0% | 0 |
| **Senior debt under facility agreement Sep 24, 2002** | | | | | | | |
| Senior Tranche A EUR denominated debt due through September 30, 2009; | EURIBOR+1.25-2.25% | | | 3.9% | 19,572 | | |
| Senior Tranche A USD denominated debt due through September 30, 2009; | LIBOR+1.25-2.25% | | | 3.7% | 11,118 | 3.4% | 82,486 |
| Senior Tranche A GBP denominated debt due through September 30, 2009; | LIBOR+1.25-2.25% | | | 6.7% | 8,381 | | |
| Senior Tranche B EUR denominated debt due March 31, 2010 and September 30, 2010; | EURIBOR+2.25-2.75% | | | 4.4% | 11,508 | 4.9% | 25,000 |
| Senior Tranche B USD denominated debt due March 31, 2010 and September 30, 2010; | LIBOR+2.25-2.75% | | | 4.2% | | 3.9% | 36,094 |
| Senior Tranche B GBP denominated debt due March 31, 2010 and September 30, 2010; | LIBOR+2.25-2.75% | | | | | 6.6% | |
| Senior Tranche C EUR denominated debt due March 31, 2011 and September 30, 2011; | EURIBOR+3.25% | | | 5.4% | 11,423 | 5.4% | |
| Senior Tranche C USD denominated debt due March 31, 2011 and September 30, 2011; | LIBOR+3.25% | | | 5.2% | 24,749 | 4.4% | 40,341 |
| **Subtotal** | | | 0 | | 86,751 | | 183,921 |
| **Senior debt under facility agreement Dec 23, 2004** | | | | | | | |
| Senior Tranche A € denominated debt due Sep 30, 2011 | EURIBOR+1.25-2.25% | 4.4% | 53,858 | | | | |
| Senior Term Loan Tranche A USD due Sep 30, 2011 | LIBOR+1.25-2.25% | 6.5% | 19,328 | | | | |
| Senior Term Loan Tranche A GBP due Sep 30, 2011 | LIBOR+1.25-2.25% | 6.8% | 13,931 | | | | |
| Senior Term Loan Tranche B EUR due in two equal repayments March 31 and Sep 30, 2012 | EURIBOR+2.0-2.5% | 4.7% | 62,500 | | | | |
| Senior Term Loan Tranche B USD due in two equal repayments March 31 and Sep 30, 2012 | LIBOR+2.0-2.5% | 6.7% | | | | | |
| Senior Term Loan Tranche C EUR due in two equal repayments March 31 and Sep 30, 2013 | EURIBOR+3.0% | 5.2% | 62,500 | | | | |
| Senior Term Loan Tranche C USD due in two equal repayments March 31 and Sep 30, 2014 | LIBOR+3.0% | 7.2% | 20,582 | | | | |
| **Subtotal** | | | 232,699 | | 0 | | 0 |
| Less current maturities | | | (6,559) | | (2,862) | | (12,260) |
| **Long-term debt** | | | **264,181** | | **323,698** | | **396,050** |

### 26) Long-term interest-bearing loans and borrowings (Continued)

Maturities of long-term debt are as follows as of September 30, 2005:

| | Current | Non current | | | | | Total |
|---|---|---|---|---|---|---|---|
| | <1 year | 1–2 years | 2–3 years | 3–4 years | 4–5 years | >5 years | non current |
| | | | | (in t€) | | | |
| Senior debt | 6,170 | 14,463 | 13,756 | 17,423 | 17,423 | 142,882 | 205,947 |
| Mezzanine debt | | | | | | 20,581 | 20,581 |
| Other intercompany debt | | | 23,103 | | | 11,000 | 34,103 |
| Other debt | 389 | 1,175 | 858 | 1,040 | 4 | 472 | 3,549 |
| **Total** | **6,559** | **15,638** | **37,717** | **18,463** | **17,427** | **174,935** | **264,180** |

The Group estimates that all debt, based on current interest rates and terms, approximates fair value.

#### Financing Arrangements

#### *Acquisition Financing*

The overall acquisition of the seven businesses in 2002 was primarily financed by drawings under a t€ 825,000 senior credit facilities agreement entered into in September 2002 "the 2002 Credit Facility", the issuance of a t€ 215,000 vendor loan note to Siemens AG (the "Vendor Loan Note") and t€ 200,000 of shareholder loans (the "Vanilla Loan"), of which t€ 220,000 of senior debt, t€ 120,000 of the Vendor Loan Note and t€ 80,000 of the Vanilla Loan were directly allocated to the Group.

The Vendor Loan Note originally due September 24, 2013 was repaid along with interest in February 2004 as the conditions for mandatory repayment were fulfilled.

The Vanilla Loan associated with DCC (principal amount plus accrued interest) in the amount of t€ 77,002 was waived in June 2004, the portion allocated to Gottwald repaid in January 2005.

All amounts outstanding under the 2002 Credit Facility were refinanced at the end of 2004.

#### Senior and Mezzanine Credit Agreements

On December 23, 2004 Demag Finance S.àr.l. ("Demag Finance") entered into a Senior credit facilities agreement and Demag Mezz S.àr.l. ("Demag Mezz") into a Mezzanine credit facilities agreement (together "the Credit Agreements") with certain lending institutions providing t€ 100,000 Mezzanine debt, t€ 500,000 of Senior debt and up to t€ 250,000 of a revolving credit facility available to Demag Holding Group as credit line. DCC and Gottwald and certain other Demag Holding subsidiaries are Original Guarantors under these credit agreements. Demag Mezz and Demag Finance are 100% subsidiaries of Demag Investments S.à r.l.

On January 31, 2005, DCC and Gottwald borrowed a total amount of t€ 212,698 of senior debt under intercompany on-loans from Demag Finance and t€ 20,000 of mezzanine debt including rolled-up interest under intercompany on-loans from Demag Mezz at terms of interest identical to those in the Senior credit facilities.

The Credit Agreements contain certain financial covenants including the requirement of a minimum interest cover (ratio of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to net cash interest), cash flow to total debt service, leverage and capital expenditures, and other restrictions all as defined in the Credit Agreements. The borrowings under the Credit Agreements are substantially collateralized by the net assets of the Group and other Demag Holding subsidiaries.

## 27) Financial instruments

The Group conducts business in numerous major currencies and is, therefore, exposed to the risk of adverse movements in foreign currency exchange rates. The Group manages these types of market risks by using derivative financial instruments. Without these instruments the Group's market risks would be higher. The Group does not use derivative financial instruments for purposes other than risk management.

### Foreign currency risk

The Group is involved in global business relations and is therefore also subject to currency risks. Due to the Group's hedging policy, currency contracts are closed to reduce currency risk and to stabilize foreign cash flows.

### Credit risk

Accounts receivable potentially expose the Group to concentrations of credit risk. The Group provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. The Group establishes an allowance for doubtful accounts based upon factors such as the credit risk of specific customers, historical trends and other information.

### Interest risk

As the Group entered into a credit facilities agreement at variable interest rates, it is exposed to risks from changes in interest rates. The debt obligations expose the Group to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows or provide a protection against large fluctuations in the interest rate by setting a floor and a cap rate. Under the terms of the interest rate swaps, the Group receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

Following the refinancing in 2005 the Group has hedged the interest rate risks until 31 March 2008, which arise from the intercompany on-loans. 80% of the €-denominated debt is hedged evenly by interest rate swaps at an average fixed rate of 3.30% p.a. in fiscal year 2006 respectively of 3.04% p.a. thereafter and by interest rate collars setting a cap rate of 3.5%. The US Dollar denominated debt is hedged for 50% using interest rate swaps at a fixed rate of 4.075% p.a.

Prior to the refinancing in 2005 the interest rate risks are hedged mainly through the use of interest rate swaps hedging 70% and 100% of the senior term debt floating rate debt into fixed rates of 3.5775% p.a. for € and 2.795% p.a. for US Dollar denominated tranches.

#### *Sensitivity analysis*

In managing interest rate and currency risks the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At September 30, 2005, it is estimated that a general increase of one percentage point in interest rates would decrease the Group's profit before tax by approximately t€ 1,585 (2004: t€ 2,434). Interest rate swaps have been included in this calculation.

The Group requires all its operating units to use forward currency contracts to eliminate the currency exposures on an item-by-item decision for volatile currencies for which payment is anticipated on a longer-term after the Group has entered into a firm commitment for a sale or a purchase. The forward currency contract must be in the same currency as the hedged item. It is the Group's policy not to enter into forward contracts until a firm commitment is in place.

**27) Financial instruments (Continued)**

***Fair value of financial instruments***

Fair value is calculated for each financial instrument. The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party.

Fair values of financial instruments have been calculated with commonly used market valuation methods and with reference to available market information at the balance sheet date. Considering the fluctuation of value-influencing market data, the fair values may not be indicative of the amounts the Group could realize under current market conditions.

The fair value of the Group's unsecured loans approximate their carrying values as their interest rates approximate current market rates. The fair values of the Group's cash, receivables, related party receivables and payables and other financial instruments approximate their carrying values due to their short-term nature. As of September 30, 2004 and September 30, 2003, respectively, the carrying amounts and the fair values of the forward contracts are materially the same due to their short maturities.

The notional amounts and fair values of derivative financial instruments are:

| | September 30, 2005 | | September 30, 2004 | | September 30, 2003 | |
|---|---|---|---|---|---|---|
| | Notional amount | Fair value | Notional amount | Fair value | Notional amount | Fair value |
| | | | (in t€) | | | |
| **Assets:** | | | | | | |
| Currency contracts | 9,990 | 135 | 39,617 | 784 | 22,811 | 678 |
| Interest rate contracts | | | 9,644 | 46 | | |
| Other contracts | 743 | 40 | | | | |
| **Liabilities:** | | | | | | |
| Currency contracts | 39,417 | (595) | 9,147 | (170) | 9,445 | (297) |
| Interest rate contracts | 204,458 | (1,378) | 56,121 | (617) | 151,939 | (2,180) |
| **Total** | | **(1,798)** | | **43** | | **(1,799)** |

**Estimation of fair value**

The fair values of forward exchange contracts are based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premium or discounts).

As of March 31, 2004 bank debt has been rearranged and repaid. Therefore, the relationship between existing interest rate swaps and interest expense on loans did no longer exist and the hedged original forecasted transactions will not occur. Consequently all remaining losses in accumulated other comprehensive income have been reclassified into earnings.

The fair values of interest rate swap agreements are estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument. As of September 30, 2005 t€ -1,378 (2004: t€ -571; 2003: t€-2,180) are included in long term debt.

## 28) Pension plans and similar commitments

### Overview on employee-benefit and post-retirement plans

Employee benefit obligations are comprised of the following components:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Principal pension plans | 129,763 | 113,700 | 116,967 |
| Deferred compensation | 9,653 | 8,297 | 6,900 |
| Postretirement medical plans and other obligations similar to pensions | 6 | 191 | 1,070 |
| **Pension plans and similar commitments** | **139,422** | **122,188** | **124,937** |

### Principal pension plans

DCC and Gottwald grant post-retirement pension benefits to virtually all employees in Germany. Outside Germany, post-retirement benefits are mainly paid to DCC employees in the US and the U.K. The level of post-retirement benefits is generally based on eligible compensation levels and/or ranking within the hierarchy and years of service.

### Deferred Compensation

Deferred compensation is a form of retirement pay that is financed by the employee out of non-taxable income. Based on agreements between Group companies and the employee, part of the employee's compensation is not paid out to the employee as earned, but retained by the employer to be paid out at a later date (deferred compensation).

The total amount of deferred compensation is calculated by actuarial calculations based on the amount deferred, the age of the employee at the time of deferral, a yearly interest rate as applied for pensions and discounts for early death and invalidity.

### Defined benefit obligations

Defined benefit obligations developed as follows during the financial year ending September 30, 2005 and the comparative years:

| | September 30, 2005 | | | September 30, 2004 | | | September 30, 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| | German Plans | Non-German Plans | Total | German Plans | Non-German Plans | Total | German Plans | Non-German Plans | Total |
| | | | | | (in t€) | | | | |
| Defined benefit obligations at the beginning of year | 113,700 | 13,366 | **127,066** | 116,361 | 19,689 | **136,050** | 110,347 | 18,977 | **129,324** |
| Service costs | 1,783 | 265 | **2,048** | 2,106 | 391 | **2,497** | 2,001 | 596 | **2,597** |
| Interest cost | 6,290 | 478 | **6,768** | 6,167 | 376 | **6,543** | 6,119 | 972 | **7,091** |
| Foreign currency exchange rate effects | | (36) | **(36)** | | 49 | **49** | | 429 | **429** |
| Plan participants' contributions | | 300 | **300** | | 296 | **296** | | 410 | **410** |
| Actuarial (gains)/losses/others | 12,759 | (48) | **12,711** | (5,630) | | **(5,630)** | 2,818 | (108) | **2,710** |
| Benefits paid | (5,621) | (287) | **(5,908)** | (5,260) | (341) | **(5,601)** | (4,917) | (1,587) | **(6,504)** |
| Transfers | | | **0** | 5 | (7,094) | **(7,089)** | 175 | | **175** |
| Others | 240 | | **240** | (49) | | **(49)** | (182) | | **(182)** |
| **Defined benefit obligations at the end of the year** | **129,151** | **14,038** | **143,189** | **113,700** | **13,366** | **127,066** | **116,361** | **19,689** | **136,050** |

Deferred compensation is not included in the development of the projected benefit obligation. Actuarial gains and losses reflect the change in valuation of the defined benefit obligations.

**28) Pension plans and similar commitments (Continued)**

In the year ended September 30, 2004 the position "Transfers" corresponding to Non-German Plans comprises mainly the conversion of Defined benefit plans into Defined contribution plans at DCC South Africa for an amount of t€ 5,795.

## Plan assets

The weighted-average asset allocation of the Group's pension benefit plans were as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in %) | |
| Equity securities | 28 | 25 | 33 |
| Debt securities | 60 | 53 | 46 |
| Real estate | 9 | 10 | 8 |
| Other short-term investments | 3 | 12 | 13 |
| **Total** | **100%** | **100%** | **100%** |

The Group's investment goals are to maximize returns subject to specific risk management policies. Investments in debt and equity securities, cash and cash equivalents as well as real estate are made according to the Group's risk management policy. The portfolio of securities is diversified in domestic as well as international securities. The allocation of the assets in different asset classes is determined by the forecasted cash requirements for the pension benefit payments. The respective Trustees monitor the asset allocation on a regular basis.

*The value of pension assets changed as follows:*

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Fair value of plan assets at the beginning of the year** | **13,493** | **20,156** | **21,068** |
| Actual return on plan assets | 515 | (33) | 230 |
| Employers' contributions | 335 | 296 | 410 |
| Plan participants contributions | 300 | 303 | 495 |
| Benefits paid | (287) | (341) | (1,587) |
| Foreign currency exchange rate changes | (32) | 28 | (460) |
| Transfers | (716) | (6,916) | |
| **Fair value of plan assets at the end of the year** | **13,608** | **13,493** | **20,156** |

*The following table represents a reconciliation of the funded status based on the difference between defined benefit obligations and plan assets, on which the provisions shown in the balance sheet are based:*

| | September 30, 2005 | | | September 30, 2004 | | | September 30, 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| | German Plans | Non-German Plans | Total | German Plans | Non-German Plans | Total | German Plans | Non-German Plans | Total |
| | | | | | (in t€) | | | | |
| Defined Benefit Obligations | 129,151 | 14,038 | 143,189 | 113,700 | 13,366 | 127,066 | 116,360 | 19,690 | 136,050 |
| Plan assets | | (13,608) | (13,608) | | (13,493) | (13,493) | | (20,156) | (20,156) |
| Prepayments | | 182 | 182 | | 127 | 127 | | 1,073 | 1,073 |
| **Funded Status = recognized net amount** | **129,151** | **612** | **129,763** | **113,700** | **0** | **113,700** | **116,360** | **607** | **116,967** |
| **Recognized in equity** | **(7,032)** | **(893)** | **(7,925)** | **1,212** | **(428)** | **784** | **(1,496)** | **(14)** | **(1,510)** |

**28) Pension plans and similar commitments (Continued)**

### DBO expense

Based upon actuarial computations, the total net periodic pension cost is comprised of the following items:

| | September 30, 2005 | | | September 30, 2004 | | | September 30, 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| | German Plans | Non-German Plans | Total | German Plans | Non-German Plans | Total | German Plans | Non-German Plans | Total |
| | | | | | (in t€) | | | | |
| Service cost | 1,783 | 265 | 2,048 | 2,106 | 391 | 2,497 | 2,001 | 596 | 2,597 |
| Interest cost | 6,290 | 478 | 6,768 | 6,167 | 376 | 6,543 | 6,119 | 972 | 7,091 |
| Expected return on plan assets | | (515) | (515) | | (514) | (514) | | 206 | 206 |
| Other | 3 | 51 | 54 | 21 | (35) | (14) | | 508 | 508 |
| **Net periodic pension cost** | **8,076** | **279** | **8,355** | **8,294** | **218** | **8,512** | **8,120** | **2,282** | **10,402** |
| Recognized in | | | | | | | | | |
| COGS | 1,167 | 198 | 1,365 | 1,465 | 243 | 1,708 | 1,338 | 823 | 2,161 |
| SG&A | 622 | 116 | 738 | 658 | 148 | 806 | 654 | 281 | 935 |
| R&D | (3) | | (3) | 4 | | 4 | 9 | | 9 |
| Interest | 6,290 | (35) | 6,255 | 6,167 | (173) | 5,994 | 6,119 | 1,178 | 7,297 |

### Actuarial Assumptions

Assumed discount rates, rates of increase in remuneration and increases in pension payments used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are located. The range of assumptions is as follows:

| | 2005 | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| | German Plans | Non-German Plans | German Plans | Non-German Plans | German Plans | Non-German Plans |
| | % | Range % | % | Range % | % | Range % |
| Discount rate | 4.25 | 3.00-5.25 | 5.50 | 3.60 | 5.25 | 3.60-6.00 |
| Projected remuneration increases | 2.00-2.50 | 2.00 | 2.50 | 0.50 | 2.5 | 1.50-2.50 |
| Expected return on plan assets | — | 4.00-4.50 | — | 3.75 | — | 3.75-6.00 |
| Projected pension payment increases | 1.25-1.50 | 0.50-1.25 | 1.50 | 1.00 | 1.50 | 1.00-1.50 |

### Post retirement medical plans

The value of the defined benefit obligation of post retirement healthcare benefits changed as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Defined benefit obligations at the beginning of the year** | **0** | **771** | **907** |
| Benefits paid | | | (136) |
| Others | | (771) | |
| **Defined benefit obligations at the end of the year** | **0** | **0** | **771** |

The Group's post retirement medical plans are unfunded and relate to affiliated DCC companies in the United States of America. The healthcare trend rate is assumed at 13% p.a.

## 29) Other long-term liabilities

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Anniversary benefit | 2,609 | 7,864 | 8,629 |
| Early retirement plan | 13,784 | 14,822 | 12,056 |
| Other accruals | 10,252 | 9,732 | 10,553 |
| Deferred income | 331 | 352 | 19 |
| Derivative financial instruments | 6 | 30 | |
| Other liabilities third parties | 59 | 14 | 679 |
| **Total other long-term liabilities** | **27,041** | **32,814** | **31,936** |

Early retirement plans (mainly German *Altersteilzeit*) include provisions for outstanding settlements and top up amounts (*Aufstockungsbeträge*) for the signed contracts and, in addition, the top up amounts for all potential contracts, which the Group expects to incur in the future. Early retirement plans are calculated according to actuarial principles and discounted with an interest rate of 4.75%. For signed early retirement contracts the whole amount of the agreed increases are accrued and discounted. The wages and salaries paid in the passive period are accrued proportionally. In addition to the contracts already signed, the top-up amount resulting from impending contracts (vested entitlement) is also recognized. This means that the top-up amount for the vested entitlement likely to become due (expected value) has to be provided for. Impending contracts are early retirement contracts assumed to be contracted the future on the basis of expectations to replace existing contracts approaching their expiration date. Due to the expiration of the statutory regulation (final date for early retirement agreements is December 31, 2009), measurement of the provision must take into account this date and the upper limits defined by law and collective agreements.

## 30) Short-term interest-bearing loans and borrowings and current maturities of long-term debt

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Current maturities of long-term debt | 6,559 | 2,863 | 12,261 |
| Other short-term debt | 8,592 | 14,217 | 4,445 |
| **Total** | **15,151** | **17,080** | **16,706** |

## 31) Provisions

| | Restructuring | Warranties | Other provisions | Total |
|---|---|---|---|---|
| | | (in t€) | | |
| Balance at October 1, 2002 | 48,460 | 11,017 | 21,046 | **80,523** |
| Provisions made during the year | 2,481 | 1,030 | 17,926 | **21,437** |
| Provisions used during the year | (19,282) | (332) | (19,805) | **(39,419)** |
| Provisions reversed during the year | | | (5,861) | **(5,861)** |
| Reclassifications | | 104 | | **104** |
| Foreign exchange | | (2) | 170 | **168** |
| **Balance at September 30, 2003** | **31,659** | **11,817** | **13,476** | **56,952** |
| *thereof non-current* | *0* | *10,174* | *0* | ***10,174*** |
| Balance at October 1, 2003 | 31,659 | 11,817 | 13,476 | **56,952** |
| Provisions made during the year | 4,907 | 759 | 8,687 | **14,353** |
| Provisions used during the year | (26,469) | (1,353) | (6,391) | **(34,213)** |
| Provisions reversed during the year | | (2,236) | (2,871) | **(5,107)** |
| Reclassifications | | | 195 | **195** |
| Foreign exchange | (74) | (26) | 6 | **(94)** |
| **Balance at September 30, 2004** | **10,023** | **8,961** | **13,102** | **32,086** |
| *thereof non-current* | *0* | *7,158* | *0* | ***7,158*** |
| Balance at October 1, 2004 | 10,023 | 8,961 | 13,102 | **32,086** |
| Provisions made during the year | 1,031 | 2,164 | 7,656 | **10,851** |
| Provisions used during the year | (6,585) | (768) | (5,181) | **(12,534)** |
| Provisions reversed during the year | (13) | (686) | (1,992) | **(2,691)** |
| Reclassifications | | (55) | 55 | |
| Foreign exchange | 2 | 118 | 619 | **739** |
| **Balance at September 30, 2005** | **4,458** | **9,734** | **14,259** | **28,451** |
| *thereof non-current* | *0* | *7,446* | *0* | ***7,446*** |

### Restructuring

Since 2003, the Group has undertaken restructuring and cost saving initiatives in connection with ongoing efforts to enhance efficiency and profitability. These measures were primarily focused on cost reduction as well as the improvement of manufacturing processes. In DCC, the implementation of restructuring programs to date has resulted in an overall reduction in production capacity through the closure of certain crane and component plants in Western Europe, the relocation of production capacity to new, cost-efficient plants in the Czech Republic, Spain and China and the reduction of headcount and personnel costs across all functions in high-cost countries.

In applying purchase accounting the restructuring programs at DCC known at the time of the Acquisition were treated as liabilities acquired, and the related restructuring provision valued at its fair market value of t€ 48,460.

## 31) Provisions (Continued)

The subsequent development of this provision is shown below:

| | Restructuring | | |
|---|---|---|---|
| | | (in t€) | |
| Balance at October 1, 2004 (2003, 2002) | 10,023 | 31,659 | 48,460 |
| Utilizations and transfers | (6,596) | (26,543) | (19,282) |
| Additions | 1,031 | 4,907 | 2,481 |
| **Balance at September 30, 2005 (2004, 2003)** | **4,458** | **10,023** | **31,659** |

During the period from October 1, 2003 to September 30, 2004 the accrued amount of t€ 26,543 was completely utilized for compensation, which has been paid for laid off employees, including t€ 2,648 for Management compensation. With regard to further restructuring measures t€ 4,907 have been accrued for restructuring cost in the previous financial year. Thus, as of September 30, 2004, accruals for restructuring liabilities amount to t€ 10,023. In the current business year an amount of t€ 6,596 was utilized for compensation payments and restructuring purposes. The company has accrued a further amount of t€ 1,031 for planned restructuring initiatives. Restructuring plans have been finalized and all necessary criteria for setting up a provision for restructuring cost are fulfilled. In addition to restructuring accruals and utilizations further restructuring measures are expensed through the Income statement, reference is made to note 4 "Segment reporting".

### Warranties

Certain subsidiaries of the Group issue various types of contractual product warranties under which, the performance of products delivered and services rendered for a certain period is generally guaranteed. Provisions are set up for costs associated with product warranties at the date products are sold. Warranty accruals comprise provisions that are calculated for each individual case as well as lump-sum accruals.

## 32) Other short-term liabilities

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Accrued other personnel expenses | 31,137 | 28,249 | 32,091 |
| Outstanding costs/amount not yet invoiced | 16,013 | 17,956 | 14,128 |
| Sales discounts/other sales related liabilities | 6,021 | 6,148 | 7,349 |
| Liabilities to social security, wage and church tax | 3,281 | 5,038 | 5,593 |
| Other liabilities | 27,750 | 26,995 | 33,175 |
| **Total other short-term liabilities** | **84,202** | **84,386** | **92,336** |

## 33) Leasing

### Leases as lessee

#### *Operating leases*

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

The Group enters into non-cancelable finance and operating lease agreements that concern primarily computer hardware, sales outlets, vehicles and office equipment. These agreements run normally between one and five years.

**33) Leasing (Continued)**

The future minimum rental payments relating to leasing agreements during the basic rental period when they cannot be terminated are as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (in t€) | |
| Less than one year | 9,396 | 5,879 | 9,271 |
| Between one and five years | 18,784 | 9,128 | 8,076 |
| More than five years | 5,161 | 564 | 88 |
| **Total Leasing Liabilities** | **33,341** | **15,571** | **17,435** |

***Finance leases***

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance lease liabilities are payable as follows:

| | 2005 | | | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Minimum lease payments | Interest | Principal | Minimum lease payments | Interest | Principal | Minimum lease payments | Interest | Principal |
| | | | | | (in t€) | | | | |
| Less than one year | 229 | 97 | 132 | 230 | 104 | 126 | 96 | 15 | 81 |
| Between one and five years | 1,530 | 202 | 1,328 | 1,648 | 275 | 1,373 | 217 | 16 | 201 |
| More than five years | 0 | | | 0 | | | 0 | | |
| | **1,759** | **299** | **1,460** | **1,878** | **379** | **1,499** | **313** | **31** | **282** |

Generally most finance leasing agreements have a fixed term with a purchase option at the end.

**Leases as lessor**

***Operating leases***

In the year ended September 30, 2005 the Group has future income from operating leases of t€ 30 (less than one year; 2004 and 2003: t€ 0).

In the year ended September 30, 2005 the Group recognized the amount of t€ 135 (2004: and 2003: t€ 0) in the income statement as rental income and the amount of t€ 6 (2004 and 2003: t€ 0) as expense for maintenance.

***Finance leases***

The following table states the future leasing payments to be received from finance lease agreements:

| | Minimum lease payments 2005 | Interest 2005 | Principal 2005 | Minimum lease payments 2004 | Interest 2004 | Principal 2004 | Minimum lease payments 2003 |
|---|---|---|---|---|---|---|---|
| | | | | (in t€) | | | |
| Less than one year | 198 | 102 | 96 | 217 | 107 | 110 | 0 |
| Between one and five years | 1,606 | 255 | 1,351 | 1,689 | 295 | 1,394 | 0 |
| More than five years | | | | | | | |
| | **1,804** | **357** | **1,447** | **1,906** | **402** | **1,504** | **0** |

### 33) Leasing (Continued)

In the year ending September 30, 2005 the contingent rent recognized in the income statement for the year ended September 30, 2005 amounted to t€ 60 (2004 and 2003: t€ 0).

The Group is lessor of two rental contracts of Mobile Harbor Cranes. Both contracts amount to five years, started in 2004 and end in 2009. The lessee has to conclude a full maintenance contract with the lessor. At the end of the duration, the lessee shall sign a take-over certificate for the rented property. The total amount of the unearned finance income for the year ended September 30, 2005 is t€ 250.

### 34) Contractual commitments

The following contractual commitments existed as of September 30, 2005:

t€ 66,243 relating to inventories due to purchase commitments, t€ 22,835 relating to fixed assets from orders for current investment projects and t€ 3,179 relating to other assets.

### 35) Contingencies

Contingent liabilities are uncertainties in which the outcome has not been determined. This is why they are not recognized as provisions. If the outcome is probable and estimable, the liability is shown in the balance sheet. Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

| | Maximum potential future obligation | | | Amount recognized as a liability | | |
|---|---|---|---|---|---|---|
| | September 30 | | | September 30 | | |
| | 2005 | 2004 | 2003 | 2005 | 2004 | 2003 |
| | | | (in t€) | | | |
| Credit guarantees | 12,690 | 6,383 | | | | |
| Notes | 13 | 1,396 | 1,476 | 474 | | |
| Guarantees for third-party liabilities | 52,608 | 42,296 | 37,153 | | | |
| Warranties | 13,211 | 6,619 | 7,682 | | 200 | 56 |
| Others | 2,646 | 383 | | | | |
| **Total** | **81,168** | **57,077** | **46,311** | **474** | **200** | **56** |

### Notes

The amount disclosed is the face value of the transferred notes that had not become mature or been honored by the date of the financial statements and for which Group companies as endorser of the notes are liable if the notes are not honored.

### Guarantees

Guarantees for third-party liabilities include contingencies from so-called "buy-back arrangements", which Gottwald enters in connection with the sale of certain of its machinery and equipment products. The term of such buy back arrangements is generally between one and five years. In this context Gottwald sells the products to customers or to leasing companies under repurchase commitments or similar guarantees. Under some of these contracts, if the end user of the machine defaults on the lease payments to the leasing company, does not wish to purchase the machine from the leasing company or extends the lease at the end of the original lease contract, Gottwald has the obligation to repurchase the machine from the leasing company. Under other contracts, Gottwald is obligated to reimburse the leasing company for economic losses incurred through a default by the end user. In certain cases, when the customer directly acquired the product from Gottwald, the repurchase option can be exercised by the customer upon certain conditions. Because of the past experience and the geographical spread of the cranes installed,

### 35) Contingencies (Continued)

management assesses only a remote probability that buy-back options are executed to a larger extent at the same time. As of September 30, 2005, the maximum potential obligation amounts to t€ 41,898 (2004: t€ 41,169, 2003: t€ 33,542).

Credit guarantees and other guarantees for third-party liabilities are liabilities that the Group preparing the financial statements assumes in relation to the creditor of a third party (guarantees to banks or others for third-party liabilities).

Together with Demag Investments S.à r.l. as Parent, certain subsidiaries within DCC and Gottwald group are parties to a Senior Credit Facility and a Mezzanine Credit Facility Agreement (together, among other "the Finance Documents"). The guarantees provided for these agreements are fully down-stream, up-stream and cross-stream given by the guarantors as defined in the Finance Documents – comprising certain material subsidiaries of the Demag Group – in favor of the Finance Parties. The guarantees as subject to limitations including being limited to the extent that otherwise the guarantee would amount to unlawful financial assistance and other jurisdiction specific tests (e.g. net assets). As of September 30, 2005 the maximum potential obligation amounts to t€ 388,495.

**Litigation and environmental remediation risks**

The Group is subject to various lawsuits, claims and proceedings related to products, patents, environmental remediation and other matters incidental to these businesses. Liabilities including accruals for significant litigation costs, related to such matters are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known, the management does not believe that the ultimate resolution of such pending matters will have a material adverse effect on the Group's financial position.

### 36) Related parties

The Group has relationships with other companies in the ordinary course of business, whereby it buys and sells a wide variety of products and services at arm's length. These customers and suppliers include private equity investment funds managed by KKR and Siemens AG as the principal owners of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH ultimate parent company, Demag Holding S.àr.l.

Transactions with Siemens AG, its subsidiaries and affiliated companies in addition to the acquisition of the seven businesses of the group are as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Sales | 7,841 | 10,583 | 26,997 |
| Supplies and services | 4,512 | 4,318 | 14,981 |
| Trade receivables | 920 | 1,797 | 1,728 |
| Financial payables | | | 1,535 |
| Trade payables | 470 | 914 | 525 |

Trade receivables and payables from related parties are included in accounts receivable and in accounts payable, respectively. Financial and other receivables (financial and other payables) are included in other current assets (other current/other long-term liabilities, respectively).

The principal shareholder of the DCC HoldCo3 (drei) GmbH, DCC Luxembourg 2 S.à r.l., holds 85.4% of the capital stock, which amounts to t€ 1,450. As of September 30, 2004 DCC HoldCo3 (drei) GmbH shows a receivable of t€ 3,126 against Demag Holding S.à r.l. relating to tax

**36) Related parties (Continued)**

and pension claims associated with the Transaction agreement which has been paid in the current business year.

The principal shareholder of the Gottwald HoldCo3 (drei) GmbH, Gottwald Luxembourg 2 (b) S.à r.l., holds 93.1% of the capital stock, which amounts to t€ 757.

For significant further financial relations with KKR, Siemens and Demag Holding please refer to Note 26 "Long term interest-bearing loans and borrowings".

In addition, Demag Holding, through its wholly owned subsidiaries, provides certain services to the Group (e.g. strategic advice and financing services) in exchange for a fee. Holding charges were t€ 1,690 for the year ended September 30 2003, t€1,690 for the year ended September 30 2004 and t€ 1,515 for the year ended September 30 2005 respectively.

Demag Holding charges will be discontinued after the IPO. Management expects that similar charges will not be incurred in the future.

**Management compensation**

Total key management compensation for the year ending September 30, 2005 was t€ 8,909 (2004: t€ 9,432, 2003: t€ 9,844). It includes short term employee benefits, post-employment benefits, other long-term benefits and termination benefits. Key management comprehends executive and non executive directors including members of the supervisory board and any other key management staff that have authority and responsibility for planning, directing and controlling the activities of the Group directly or indirectly.

**37) Subsequent events**

The Group is currently negotiating a new revolving credit facility that will replace the current financing. The new credit facility shall provide access to t€ 325,000, which the Group may use to service its working capital needs or for other general corporate purposes.

**38) Accounting estimates and judgments**

The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods.

In the preparation of these Combined Financial Statements, the following most significant estimates and assumptions have been made by management concerning in particular:

- Evaluating the need for and measurement of impairment losses;
- Accounting for pension obligations;
- Recognizing and measuring of provisions for tax, environmental, warranty and litigation risks, product returns, and restructurings;
- Determining inventory write-downs;
- Evaluating the extent to which deferred tax assets will be realized.

All estimates and assumptions are made to the best of management's knowledge and belief in order to fairly present the positions and results of the Group's operations. Given the uncertainty regarding the determination of these factors, actual results, however, could differ from these estimates.

## Affiliated and associated companies as of September 30, 2005

| Company | Company and location or registered office | Former name | Country code | Interest and control held by | % of interest | % of control | Consolidation method | Remarks |
|---|---|---|---|---|---|---|---|---|
| | **D C C** | | | | | | | |
| DCC001 . . . | Kranservice Rheinberg KSR GmbH, Rheinberg | | DE | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC002 . . . | Demag Cranes Components Pty. Ltd., Smithfield (Australia) | | AU | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC003 . . . | DCC GmbH, Wetter | DCC Holdco 6 (sechs) GmbH | DE | DCC HoldCo 5 (fünf) GmbH Wetter | 100.00 | 100.00 | full | |
| DCC004 . . . | Demag Cranes & Components A/S, Copenhagen (Denmark) | | DK | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC005 . . . | Demag Cranes & Components spol. s.r.o., Slany (Czech Rep) | | CZ | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC006 . . . | Demag Cranes & Components AG, Dietlikon (Switzerland) | | CH | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC007 . . . | Demag Cranes & Component (Pty.) Ltd., Johannesburg (South Africa) | | ZA | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC008 . . . | Demag Cranes & Components Ltda., Cotia (Brazil) | | BR | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC009 . . . | Demag Cranes & Components (India) Pte. Ltd., Pune | | IN | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC011 . . . | DCC Verwaltungs 2 (zwei) GmbH, Wetter | Zasche ergo GmbH, Wetter | DE | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC015 . . . | Demag Cranes & Components Lda., Lisbon (Portugal) | | PT | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC016 . . . | Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao, (China) | | CN | DCC GmbH, Wetter | 100.00 | 100.00 | full | Participation raised from 99.30% to 100.00% |
| DCC017 . . . | Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai, (China) | | CN | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC018 . . . | Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong (China) | | CN | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC019 . . . | Demag Cranes & Components SAS, Châlons-en-Champagne (France) | | FR | DCC France HoldCo SA, Châlons-en-Champagne | 100.00 | 100.00 | full | |
| DCC020 . . . | Demag Cranes & Components S.A., Madrid (Spain) | | ES | Demag Cranes & Components Spain Holdco SA., Madrid | 100.00 | 100.00 | full | |

| Company | Company and location or registered office | Former name | Country code | Interest and control held by | % of interest | % of control | Consolidation method | Remarks |
|---|---|---|---|---|---|---|---|---|
| DCC021 . . . | Mannesmann Dematic (Middle East) EC, Bahrain | | AE | DCC GmbH, Wetter | 92.15 | 100.00 | full | Participation raised from 51.00% to 92.15% |
| DCC022 . . . | Demag Cranes & Components (Middle East) FZE, Dubai (UAE) | | VAE | Mannesmann Dematic (Middle East) EC, Bahrain | 100.00 | 100.00 | full | |
| DCC023 . . . | Demag Cranes & Components S.P.A., Agrate Brianza (Italy) | | IT | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC024 . . . | Donati Sollevamenti S.r.l., Varese (Italy) | | IT | Demag Cranes & Components S.p.A., Agrate Brianza (Italy),<br>DCC GmbH Wetter | 90.00<br>10.00 | 100.00 | full | |
| DCC027 . . . | Demag Cranes & Components Corp., Cleveland (USA) | | US | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC028 . . . | Crane America Services Corp., Dayton (USA) | | US | Demag Cranes & Components Corp., Cleveland | 100.00 | 100.00 | full | |
| DCC031 . . . | Demag Cranes & Components GmbH., Salzburg (Austria) | | AT | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC032 . . . | Demag Cranes & Components Guarantee Ltd., Banbury (UK) | | GB | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCC033 . . . | Demag Cranes & Components Ltd., Banbury (UK) | | GB | Demag Cranes & Components Holdings Ltd. Banbury (UK) | 100.00 | 100.00 | full | |
| DCC035 . . . | Demag Cranes & Components Sp. z o.o., Warszawa (Poland) | | PL | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCH001 . . . | DCC HoldCo 3 (drei) GmbH Wetter | | DE | DCC Lux 2 S.àr.l Luxembourg<br>DCC Management Beteiligungs GmbH, Düsseldorf | 91.80<br>8.20 | 100.00 | | |
| DCH002 . . . | DCC HoldCo 4 (vier) GmbH Wetter | | DE | DCC HoldCo 3 (drei) GmbH Wetter | 100.00 | 100.00 | full | |
| DCH003 . . . | DCC HoldCo 5 (fünf) GmbH Wetter | | DE | DCC HoldCo 4 (vier) GmbH Wetter | 100.00 | 100.00 | full | |
| DCH005 . . . | DCC Verwaltungs GmbH Wetter | | DE | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCH007 . . . | DCC France HoldCo SA, Châlons en Champagne (France) | | FR | DCC HoldCo 5 (fünf) GmbH Wetter | 100.00 | 100.00 | full | |
| DCH008 . . . | Demag Cranes & Components Spain Holdco S.A., Madrid (Spain) | | ES | DCC GmbH, Wetter | 100.00 | 100.00 | full | |
| DCH009 . . . | Demag Cranes & Components Holdings Ltd., Banbury (UK) | | GB | DCC GmbH, Wetter<br>Demag Cranes & Components Guarantee Ltd., Banbury (UK) | 74.00<br>26.00 | 100.00 | full | |

| Company | Company and location or registered office | Former name | Country code | Interest and control held by | % of interest | % of control | Consolidation method | Remarks |
|---|---|---|---|---|---|---|---|---|
| | **NOT CONSOLIDATED AFFILIATED COMPANIES** | | | | | | | |
| DCC010 . . . | MHE-Demag (S) Pte. Ltd., Singapore | | SG | DCC GmbH, Wetter | 50.00 | | nc | |
| DCC012 . . . | Projektentwicklungsgesellschaft Wetter (Ruhr)—Reme mbH, Wetter | | DE | DCC GmbH, Wetter | 10.00 | | nc | in liquidation |
| DCC025 . . . | Gutter Sollevamenti S.r.l., Lecco (Italy) | | IT | Donati Sollevamenti S.r.l., Varese (Italy) | 100.00 | | nc | |
| DCC026 . . . | Donati Ltd., Liverpool (UK) | | GB | Donati Sollevamenti S.r.l., Varese (Italy) | 100.00 | | nc | |
| DCC050 . . . | Demag Cranes & Components S.A., Buenos Aires (Argentina) | | AR | DCC GmbH, Wetter | 80.00 | | nc | |
| DCC051 . . . | Nordpol Sp. z o.o., Warszawa (Poland) | | PL | DCC GmbH, Wetter | (98.00) | | | Liquidated |
| DCC052 . . . | E & W Anlagenbau GmbH, Moormerland | | DE | Kranservice Rheinberg KSR GmbH, Rheinberg | 6.67 | | nc | |
| | **GOTTWALD** | | | | | | | |
| GOC001 . . . | Gottwald Port Technology GmbH Düsseldorf | Gottwald Holdco 6 GmbH | DE | Gottwald HoldCo 4 GmbH Düsseldorf | 100.00 | 100.00 | full | |
| GOC003 . . . | Gottwald Port Technology Verwaltungs GmbH Düsseldorf | | DE | Gottwald Port Technology GmbH Düsseldorf | 100.00 | 100.00 | full | |
| GOH001 . . . | Gottwald HoldCo 3 GmbH Düsseldorf | | DE | Gottwald Lux 2 (b) S.àr.l Luxembourg | 100.00 | 100.00 | full | |
| GOH002 . . . | Gottwald HoldCo 4 GmbH Düsseldorf | | DE | Gottwald HoldCo 3 GmbH Düsseldorf | 100.00 | 100.00 | full | |
| | **NOT CONSOLIDATED AFFILIATED COMPANIES** | | | | | | | |
| GOC004 . . . | AQZ Ausbildungs- und Qualifizierungszentrum GmbH | | DE | Gottwald Port Technology GmbH Düsseldorf | 20.00 | | nc | |

nc = not consolidated

## INDEPENDENT AUDITORS' REPORT

To
Demag Investments S.à r.l., Luxembourg
DCC HoldCo 3 (drei) GmbH, Wetter
Gottwald HoldCo 3 (drei) GmbH, Düsseldorf

We have audited the balance sheets of DCC HoldCo 3 (drei) GmbH, Wetter and Gottwald HoldCo 3 (drei) GmbH, Düsseldorf (the "Group") as of September 30, 2003, 2004 and 2005, and the related statements of income, recognized income and expenses, cash flows and explanatory notes for the years then ended. These combined financial statements are the common responsibility of the managements of Demag Investments S.à r.l., Luxembourg, DCC HoldCo 3 (drei) GmbH, Wetter and Gottwald HoldCo 3 (drei) GmbH, Düsseldorf. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, such Combined Financial Statements present fairly, in all material aspects, the financial position of the Group, as of September 30, 2003, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

**Deloitte & Touche** GmbH
Wirtschaftsprüfungsgesellschaft

April 21, 2006

| Crampton<br>(Wirtschaftsprüfer) | Dr. Loch<br>(Wirtschaftsprüfer) |
|---|---|

# DCC HOLDCO 3 (DREI) GmbH, WETTER
# AND
# GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

COMBINED INTERIM FINANCIAL STATEMENTS
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL
REPORTING STANDARDS (IFRS)
FOR THE SIX MONTHS ENDED MARCH 31, 2006
(UNAUDITED)

## DCC AND GOTTWALD

## COMBINED INTERIM INCOME STATEMENT

| | Note | Oct 1, 2005 - March 31, 2006 | Oct 1, 2004 - March 31, 2005 |
|---|---|---|---|
| | | (in t€) | |
| Sales | 2 | 465,170 | 392,063 |
| Cost of sales | | (342,361) | (290,436) |
| **Gross Profit** | 2 | **122,809** | **101,627** |
| R & D expense | | (7,877) | (8,350) |
| Selling, general and administrative expense | | (95,932) | (91,122) |
| Other operating income (expense), net | | (34) | 3,342 |
| Profit Share on associated companies | | 420 | 335 |
| **Earnings before interest and taxes (EBIT)** | 2 | **19,386** | **5,832** |
| Interest and similar income/(expense), net | | (8,436) | (18,947) |
| **Earnings before tax (EBT)** | | **10,950** | **(13,115)** |
| Income tax credit/(expense) | 3 | (2,306) | 5,361 |
| **Net income after tax (NIAT)** | | **8,644** | **(7,754)** |

The accompanying notes are an integral part of these combined interim financial statements.

## DCC AND GOTTWALD

## COMBINED INTERIM BALANCE SHEET

| | Note | March 31, 2006 (unaudited) | September 30, 2005 (audited) |
|---|---|---|---|
| | | (in t€) | |
| Goodwill | | 120,248 | 119,729 |
| Other intangible assets | | 61,371 | 60,108 |
| Property, plant + equipment | | 122,059 | 123,229 |
| Investment property | | 8,494 | 21,622 |
| Investments in associates | | 11,356 | 11,480 |
| Other investments | | 760 | 1,010 |
| Unamortized debt issuance cost | | 3,987 | 5,202 |
| Long-term trade receivables | | 3,259 | 3,373 |
| Other long-term assets | | 4,132 | 4,853 |
| Deferred tax assets | | 76,387 | 75,576 |
| **Total non-current assets** | | **412,053** | **426,182** |
| Inventories | 4 | 191,134 | 169,289 |
| Advance payments made | | 5,098 | 892 |
| Accounts receivable | | 159,087 | 151,040 |
| Short-term financial receivables | 5 | 9,103 | 57,890 |
| Income tax receivables | | 1,184 | 306 |
| Other current assets | | 22,675 | 18,935 |
| Cash and cash equivalents | 5 | 37,764 | 43,166 |
| **Total current assets** | | **426,045** | **441,518** |
| **Total assets** | | **838,098** | **867,700** |
| Shareholders investment | | 235,777 | 235,777 |
| Revaluation, hedging, translation reserves, actuarial gains & losses (SORIE) | | (8,758) | (9,339) |
| Retained Earnings, net of minorities | | (56,983) | (65,931) |
| **Equity attributable to equity holders of the parent** | | **170,036** | **160,507** |
| Minority interest | | 596 | 84 |
| **Total equity** | | **170,632** | **160,591** |
| Long-term interest-bearing loans and borrowings | 5 | 203,837 | 264,181 |
| Pension plans and similar commitments | | 140,948 | 139,422 |
| Long-term provisions | | 8,739 | 7,446 |
| Other long-term liabilities | | 26,697 | 27,041 |
| Deferred tax liabilities | | 17,901 | 18,975 |
| **Non-current liabilities** | | **398,122** | **457,065** |
| Short-term interest-bearing loans and borrowings and current maturities of long-term debt | 5 | 17,137 | 15,151 |
| Accounts payable | | 80,373 | 65,189 |
| Advance payments received | | 60,386 | 57,083 |
| Short-term provisions | | 19,587 | 21,005 |
| Accrued tax liabilities (income/trade) | | 8,533 | 7,414 |
| Other short-term liabilities | | 83,328 | 84,202 |
| **Total current liabilities** | | **269,344** | **250,044** |
| **Total liabilities and shareholders' equity** | | **838,098** | **867,700** |

The accompanying notes are an integral part of these combined interim financial statements.

# DCC AND GOTTWALD

## COMBINED INTERIM STATEMENT OF CASH FLOWS

| | Oct 1, 2005 - March 31, 2006 | Oct 1, 2004 - March 31, 2005 |
|---|---|---|
| | (in t€) | |
| **Net income after tax** | **8,644** | **(7,754)** |
| Depreciation & amortization | 15,556 | 15,920 |
| Interest income/expense, net | 8,436 | 18,947 |
| Income taxes | 2,307 | (5,361) |
| **Subtotal** | **34,943** | **21,752** |
| Change in inventory | (21,429) | (27,897) |
| Change in accounts receivable (trade) | (6,376) | (3,378) |
| Change in accounts payable (trade) | 14,616 | (8,130) |
| Change in advance payments, net | (802) | 3,470 |
| Contributions to pension funds | (541) | (498) |
| (Gain) loss on disposal of fixed assets | 186 | 1,321 |
| Change in other assets/liabilities | (5,339) | (17,266) |
| **Cash Flow from operations before interest & taxes** | **15,258** | **(30,626)** |
| Net interest payments | (5,714) | (12,211) |
| Income tax payments | (4,247) | (2,638) |
| **Cash Flow from operating activities** | **5,297** | **(45,475)** |
| Acquisitions (purchase price + debt) | (1,839) | (502) |
| Capital expenditure | (13,422) | (7,633) |
| Disposal proceeds | 13,666 | 6,279 |
| **Cash Flow from investing activities** | **(1,595)** | **(1,856)** |
| ***Free cash flow before financing**** | ***3,702*** | ***(47,331)*** |
| Increase (decrease) in debt** | (10,158) | (62,383) |
| Other changes in equity | 0 | 100,000 |
| **Cash Flow from financing activities** | **(10,158)** | **37,617** |
| Effect of foreign exchange rate changes in free cash flow | 1,067 | (47) |
| **Net increase/(decrease) in cash and cash equivalents** | **(5,389)** | **(9,761)** |
| Cash and cash equivalents at the beginning of the year | 43,166 | 35,516 |
| Effect of foreign exchange rate changes on cash | (13) | (90) |
| **Cash and cash equivalents at the end of the year** | **37,764** | **25,665** |
| ***Free cash flow before financing, interest and tax payments**** | ***13,663*** | ***(32,482)*** |

* *The Group uses free cash flow before financing as it represents the amounts available to distribute to either investors or to fund other financing needs. Additional information on key performance measures used by the group, see note 2.*

** Memo:

| | | |
|---|---|---|
| Scheduled repayment of senior debt | (4,565) | 0 |
| Mandatory and voluntary prepayment of senior debt | (18,594) | (86,751) |
| Repayment of mezzanine debt | | (30,904) |
| Repayment of vanilla loan | | (18,185) |
| Mezzanine loan borrowings | | 20,000 |
| Senior loan borrowings | | 215,000 |
| Repayment IC-loans | | (180,555) |
| Increase (decrease) in other financial debt | 13,001 | 19,012 |
| | **(10,158)** | **(62,383)** |

The accompanying notes are an integral part of these combined interim financial statements.

## DCC AND GOTTWALD

## COMBINED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

| | Shareholders Investment | Retained earnings | Statement of recognized income and expenses (SORIE) | Minority Interests | Total equity (gross) |
|---|---|---|---|---|---|
| | | | (in t€) | | |
| Balance at September 30, 2005 | 235,777 | (65,931) | (9,339) | 84 | **160,591** |
| Net income after tax . . . . . . . . | | 8,647 | | (3) | **8,644** |
| Other changes . . . . . . . . . . . . | | 301 | 581 | 515 | **1,397** |
| **Balance at March 31, 2006** . . | **235,777** | **(56,983)** | **(8,758)** | **596** | **170,632** |

The accompanying notes are an integral part of these combined interim financial statements.

DCC AND GOTTWALD

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL STATEMENTS

## 1) Basis of preparation

The accompanying unaudited combined financial statements (the "Interim financial statements") include the combined results of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH ("the Group"). DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo3 (drei) GmbH are currently indirect subsidiaries of Demag Holding S.à r.l ("Demag Holding"), which is ultimately 81% owned by private equity investment funds advised by Kohlberg Kravis Roberts & Co. Ltd ("KKR"), and 19% owned by Siemens AG. Prior to the planned initial public offering ("IPO"), the DCC Group and Gottwald group will be restructured. Gottwald HoldCo 3 (drei) GmbH will become a wholly-owned subsidiary of DCC HoldCo 3 (drei) GmbH, in a transaction between entities under common control. DCC HoldCo 3 (drei) GmbH will be converted into a public stock corporation ("Aktiengesellschaft").

For the financial periods presented, DCC HoldCo 3 (drei) GmbH had no participation in Gottwald HoldCo 3 (drei) GmbH. Therefore the equity in the combined financial statements is a mere addition of the equity figures of the consolidated DCC HoldCo 3 (drei) GmbH and the consolidated Gottwald HoldCo 3 (drei) GmbH and has been presented as shareholders investment. These Interim financial statements are presented solely for the purposes of presenting financial information of the Group for potential investors. The financial results presented in these financial statements may not be consistent with the financial results that would have resulted had the groups been consolidated prior to March 31, 2006.

These Interim financial statements are unaudited. They are prepared in accordance with IAS 34 "Interim Financial Reporting". Certain information and footnote disclosures normally included in a complete set of financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to such rules and regulations. However, such information includes all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary to fairly state the results of the interim periods. Interim results are not necessarily indicative of results to be expected for the full year.

The September 30, 2005 balance sheet is derived from audited financial statements but does not include all disclosures required by IFRS. However, the Group believes that the disclosures are adequate to make the information presented not misleading.

These Interim financial statements should be read in conjunction with the Group's Combined financial statements for the years ended September 30, 2005 and 2004.

The accounting policies and methods of computation applied for the Interim Financial Statements are identical to those followed in the audited Combined Financial Statements according to IFRS as of September 30, 2005.

Use of Estimates

In the preparation of these accounts certain estimates and judgments were required that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Interim financial statements and the reported amounts of revenues and expenses during the reporting periods.

## 2) Segment reporting

The Group distinguishes between business segments and geographical segments. The extent and content of the information to be provided with regard to the segments in interim reporting is set out in the primary segment reporting format "business segments". For additional information related to the secondary segment reporting format "geographical segments" reference is made to the Combined financial statements as of September 30, 2005. This structure reflects internal reporting (management approach) and takes into account the different risks and earnings structures of the segments.

## 2) Segment reporting (Continued)

### Primary reporting format (business segments)

The Group has three reportable segments based on the nature of products and services provided, which are Industrial Cranes, Port Technology and Services. In the "Industrial Cranes" segment the Group develops, manufactures, assembles and delivers industrial cranes including components and material handling solutions. In the "Port Technology" segment the Group develops, manufactures, assembles, delivers and maintains mobile harbor cranes and automated container handling systems including storage and integrated software solutions. The "Services" segment includes our industry crane field service activities such as inspection, maintenance, repair or refurbishment of cranes in use. Sales of spare parts are also included here.

The Group does not allocate certain costs to its individual segments. These unallocated non-segmental (corporate) costs include cost associated with the following:

- Effects of purchase accounting: The Group does not allocate purchase accounting adjustments such as goodwill, fair value write up of assets, intangibles, and the associated additional expenses to its individual segments;
- Management fee from its holding companies; and
- Other costs the Group believes to be one-off costs associated with purchase transactions, restructurings, the divestment of assets/liabilities and any impairment costs (or reversals thereof).

The Group considers that such effects are not indicative of the Group's ongoing operating performance. In addition, the Group is not in a position to allocate these adjustments between segments using any reasonable basis of allocation and without disproportionate time and expense.

While management believes excluding these costs provides a reasonable basis for considering the Group's operating performance, the adjustments are not defined within IFRS. As a consequence of these unallocated costs the Group's segment gross profit and segment profit excludes certain costs which may otherwise be associated with these segments. Moreover, the Group may, in the future, incur costs and expenses similar to those being excluded as part of the adjustments.

The Group also does not manage its operations by allocating assets, liabilities and capital expenditures to its segments and such allocations are not included within its system of internal financial reporting to key management personnel. For this reason, the data for disclosures under IAS14.55ff cannot be generated without disproportionate time and expense. While the Group allocates depreciation & amortization to its segment cost of sales, it does not have the ability to

## 2) Segment reporting (Continued)

isolate total depreciation & amortization by segments: disclosure under IAS 14.58 cannot be provided without disproportionate time and expense.

| Revenues (by segment) | Oct 1, 2005 – March 31, 2006 | Oct 1, 2004 – March 31, 2005 |
|---|---|---|
| | (in t€) | |
| Industrial Cranes | 226,420 | 196,936 |
| Port Technology | 110,708 | 84,588 |
| Services | 128,042 | 110,539 |
| **Total revenues*** | **465,170** | **392,063** |

| | | |
|---|---|---|
| * *intersegment sales* | *10.662* | *6.492* |

| Gross profit (by segment) | Oct 1, 2005 – March 31, 2006 | Oct 1, 2004 – March 31, 2005 |
|---|---|---|
| | (in t€) | |
| Industrial Cranes | 58,157 | 49,715 |
| Port Technology | 23,760 | 17,341 |
| Services | 47,358 | 41,089 |
| **Adjusted gross profit** | **129,275** | **108,145** |
| Adjustments (unallocated non-segmental): | | |
| – Effects from Purchase accounting deprec./amortiz. | (5,513) | (5,893) |
| – Adjustments for one-off effects | (953) | (625) |
| **Gross profit** | **122,809** | **101,627** |

| | Oct 1, 2005 - March 31, 2006 | Oct 1, 2004 - March 31, 2005 |
|---|---|---|
| | (in t€) | |
| **Segment profit (adjusted EBIT)** | | |
| Industrial Cranes* | 2,399 | (4,342) |
| Port Technology | 6,975 | 3,584 |
| Services | 21,541 | 19,599 |
| **Segment profit (adjusted EBIT)** | **30,915** | **18,841** |
| Adjustments (unallocated non-segmental): | | |
| – Effects from Purchase accounting deprec./amortiz. | (5,632) | (5,898) |
| – Adjustments for one-off effects** | (5,139) | (6,353) |
| – Adjustment for Holding charges | (758) | (758) |
| **EBIT** | **19,386** | **5,832** |

| | | |
|---|---|---|
| * *thereof share of profit in associates* | *420* | *335* |
| ** *thereof:* | | |
| *Restructuring/Consulting* | *(2,045)* | *(5,444)* |
| *Severance and redundancy costs* | *(3,458)* | *(4,827)* |
| *Profits (losses) from divestments* | *364* | *(707)* |
| *Other* | | *4,625* |

Restructuring/Consulting also includes costs for external support and consultancy in large restructuring projects. Group policy is that, where explicit authorization is received from Demag Holding, costs of external consultants are adjusted. Not all consultancy costs were adjusted as there is an underlying level of consultancy services in business operations. Other adjustments for one-off effects in the period ended March 31, 2005 include the release of an employee benefit related provision.

## 2) Segment reporting (Continued)

In addition to these segment measures the Group manages its overall profitability and cash flows using certain internal non-GAAP measures. For its profitability assessment, management uses what it defines as adjusted EBITDA. Management believes that adjusted EBITDA permits a more meaningful basis upon which to compare the Group's results of operations from year to year. This is calculated as follows:

| | Oct 1, 2005 – March 31, 2006 | Oct 1, 2004 – March 31, 2005 |
|---|---|---|
| | (in t€) | |
| **Segment profit (adjusted EBIT)** | **30,915** | **18,841** |
| + Depreciation/Amortization | 9,923 | 10,022 |
| **Adjusted EBITDA** | **40,838** | **28,863** |

For cash flow purposes the Group does not manage its cash flow by segment, it does however manage its cash flow using internal non-GAAP measures. These include free cash flow and free cash flow before interest and tax payments. Free cash flow is defined as cash flow before financing and is used by the Group as management believes it is a representation of the amounts it has available to distribute to either investors or to fund other financing needs.

| | Period ended March 31, | |
|---|---|---|
| | 2006 | 2005 |
| | (in t€) | |
| Cash Flow from operating activities | 5,297 | (45,475) |
| Cash Flow from investing activities | (1,595) | (1,856) |
| **Free cash flow before financing** | **3,702** | **(47,331)** |
| Net interest payments | 5,714 | 12,211 |
| Income tax payments | 4,247 | 2,638 |
| **Free cash flow before financing, interest and tax payments** | **13,663** | **(32,482)** |

The definitions of these key performance measures used by the Group may differ from the definition used by other companies and the figures presented may thus not be fully comparable. These measures should not be used in isolation or as substitutes for the other analysis provided in the financial statements. In particular, they should not be considered by investors as alternatives to other indicators of the Group's performance as determined by IFRS.

## 3) Income tax credit/(expense)

Income tax credit/(expense) for the period ending March 31, 2006 includes the release of € 1.9 million of deferred tax liabilities. The deferred taxes had been set up when revaluing the related assets, real estate in a UK based DCC subsidiary, in October 2002. These assets were sold in December 2005. According to tax advice recently obtained on this transaction the sale will not trigger any material taxes in the U.K. Therefore, the deferred tax liability has been released as of March 31, 2006.

### 4) Inventories

| | March 31, 2006 | September 30, 2005 |
|---|---|---|
| | (in t€) | |
| Raw materials and supplies | 37,920 | 39,146 |
| Work-in-process | 137,274 | 118,340 |
| Finished goods and products held for resale | 15,940 | 11,803 |
| **Total inventories** | **191,134** | **169,289** |

### 5) Interest bearing loans and borrowings

The interest bearing loans and borrowings as per March 31, 2006 include the following positions:

| | March 31, 2006 | | | September 30, 2005 | | |
|---|---|---|---|---|---|---|
| | current | non-current | total | current | non-current | total |
| | | (in t€) | | | (in t€) | |
| Senior debt | 8,402 | 180,168 | **188,570** | 6,170 | 205,947 | **212,117** |
| Mezzanine loan | | 21,024 | **21,024** | | 20,582 | **20,582** |
| Other term debt with related parties | | | **0** | | 34,103 | **34,103** |
| Cash pooling liabilities | 2,797 | | **2,797** | 6,866 | | **6,866** |
| Leasing liabilities | 234 | 1,407 | **1,641** | 217 | 1,520 | **1,737** |
| Other bank debt | 5,058 | 60 | **5,118** | 1,726 | | **1,726** |
| Other debt | 646 | 1,178 | **1,824** | 172 | 2,029 | **2,201** |
| **Total interest bearing loans** | **17,137** | **203,837** | **220,974** | **15,151** | **264,181** | **279,332** |

Senior debt decreased by t€ 23,547 following a scheduled repayment of t€ 4,565 on March 31, 2006 and a prepayment in the amount of t€ 18,594 on March 31, 2006.

### 6) Contractual commitments

The following contractual commitments existed as of March 31, 2006:

| | Less than one year | 1-5 years | More than 5 years | Total |
|---|---|---|---|---|
| | | (in t€) | | |
| Operating lease obligations | 10,646 | 22,461 | 8,045 | **41,152** |
| Finance leases | 234 | 1,407 | 0 | **1,641** |
| Purchase commitments | | | | |
| – Fixed assets | 5,852 | 3,210 | 0 | **9,062** |
| – Inventory purchase | 77,710 | 0 | 0 | **77,710** |
| – Other assets | 6,563 | 0 | 12 | **6,575** |
| Pension and similar obligations | 6,750 | 36,269 | 97,929 | **140,948** |
| **Total** | **107,755** | **63,347** | **105,986** | **277,088** |

### 7) Contingent liabilities

Contingent liabilities are uncertainties in which the outcome has not been determined. This is why they are not recognized as provisions. If the outcome is probable and estimable, the liability is shown in the balance sheet. Obligations from issuing guarantees as a guarantor (excluding product

### 7) Contingent liabilities (Continued)

warranties and the guarantees provided in the context of the credit arrangements) as of March 31, 2006, are as follows:

| | March 31, 2006 | |
|---|---|---|
| | Maximum future potential obligation | Amount recognized as a liability |
| | (in t€) | |
| Credit guarantees | 12,647 | 0 |
| Notes | 928 | 1,003 |
| Guarantees for third-party liabilities | 57,247 | 0 |
| Warranties | 13,259 | 0 |
| Others | 3,578 | 0 |
| **Total** | **87,659** | **1,003** |

Guarantees for third-party liabilities include contingencies from so-called "buy-back arrangements", which Gottwald enters in connection with the sale of certain of its machinery and equipment products. The term of such buy back arrangements is generally between one and five years. In this context Gottwald sells the products to customers or to leasing companies under repurchase commitments or similar guarantees. Under some of these contracts, if the end user of the machine defaults on the lease payments to the leasing company, does not wish to purchase the machine from the leasing company or extends the lease at the end of the original lease contract, Gottwald has the obligation to repurchase the machine from the leasing company. Under other contracts, Gottwald is obligated to reimburse the leasing company for economic losses incurred through a default by the end user. In certain cases, when the customer directly acquired the product from Gottwald, the repurchase option can be exercised by the customer upon certain conditions. Because of the past experience and the geographical spread of the cranes installed, management assesses only a remote probability that buy-back options are executed to a larger extent at the same time. As of March 31, 2006 the maximum potential obligation amounts to t€ 44,581 (30.09.2005: t€ 41,898).

Together with Demag Investments S.à r.l. as Parent, certain subsidiaries within DCC and Gottwald group are parties to a Senior Credit Facility and a Mezzanine Credit Facility Agreement (together, among other "the Finance Documents"). The guarantees provided for these agreements are fully down-stream, up-stream and cross-stream given by the guarantors as defined in the Finance Documents – comprising certain material subsidiaries of the Demag Group – in favor of the Finance Parties. The guarantees are subject to limitations including being limited to the extent that otherwise the guarantee would amount to unlawful financial assistance and other jurisdiction specific tests (e.g. net assets). As of March 31, 2006 the maximum potential obligation amounts to t€ 363,471 (30.09.2005: t€ 388,495). The decrease is due to the decrease in debt outstanding as of March 31, 2006 in comparison to September 30, 2005. The guarantees provided under the credit arrangements will be released at the date of the IPO and the new financing arranged for the Group. In the context of the IPO certain advisory and consultancy services have been or will be provided to the group. The total amounts of these cannot currently be measured with sufficient reliability and therefore provision is not considered necessary or appropriate at this time.

### 8) Subsequent events

The Group has entered into negotiations with banks in respect of a new revolving credit facility that will replace the current financing. It is anticipated that the new credit facility will provide access to t€ 325,000, which the Group may use to service its working capital needs or for other general corporate purposes.

# DCC HOLDCO 3 (DREI) GmbH, WETTER

CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(IFRS) FOR THE YEAR ENDED SEPTEMBER 30, 2005,
COMPARATIVE INFORMATION FOR THE YEARS ENDED
SEPTEMBER 30, 2004 AND 2003;
AND OPENING BALANCE SHEET AS OF OCTOBER 1, 2002

**DCC HOLDCO 3 (DREI) GmbH, WETTER**

**CONSOLIDATED INCOME STATEMENT**

**for the year ended September 30**

| | Note | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| | | | (in t€) | |
| Sales | 4,22 | 660,224 | 620,812 | 666,689 |
| Cost of sales | | (483,301) | (475,440) | (545,451) |
| **Gross Profit** | | **176,923** | **145,372** | **121,238** |
| R & D expense | 6 | (12,795) | (14,015) | (26,697) |
| Selling, general and administrative expense | 7 | (161,900) | (145,478) | (148,112) |
| Other operating income/(expense), net | 8 | 14,947 | 6,183 | 6,055 |
| Share of profit of associates | 9 | 669 | 782 | 689 |
| **Earnings before interest and taxes (EBIT)** | | **17,844** | **(7,156)** | **(46,827)** |
| Interest and similar income/(expense), net | 10 | (23,566) | (29,533) | (10,346) |
| **Earnings/(loss) before tax (EBT)** | | **(5,722)** | **(36,689)** | **(57,173)** |
| Income tax credit/(expense) | 11 | 2,036 | 14,184 | 18,073 |
| **Profit/(loss) after tax** | | **(3,686)** | **(22,505)** | **(39,100)** |
| **Net income/(loss) after tax (NIAT)** | | **(3,686)** | **(22,505)** | **(39,100)** |
| attributable to equity holders of the parent company | | (3,686) | (22,505) | (39,100) |
| attributable to minority Interest and similar | | | | |

The accompanying notes are an integral part of the consolidated financial statements.

## DCC HOLDCO 3 (DREI) GmbH, WETTER

## CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSES (SORIE)

### for the year ended September 30

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (in t€) | |
| Fair value recognition of effective portion of cash flow hedges | | 1,159 | (1,159) |
| Fair value recognition of available-for-sale financial instruments | 27 | (7) | 4 |
| Recognized actuarial gains and losses | (7,785) | 2,043 | (1,100) |
| Foreign exchange translation differences | 3,933 | (778) | (4,126) |
| **Net Income recognized directly in equity** | **(3,825)** | **2,417** | **(6,381)** |
| **Net income after tax** | **(3,686)** | **(22,505)** | **(39,100)** |
| attributable to the parent | (3,686) | (22,505) | (39,100) |
| attributable to minority interest | | | |
| **Total recognized income and expenses for the year** | **(7,511)** | **(20,088)** | **(45,481)** |
| attributable to the parent | (7,511) | (20,088) | (45,481) |
| attributable to minority interest | | | |

The accompanying notes are an integral part of the consolidated financial statements.

**DCC HOLDCO 3 (DREI) GmbH, WETTER**
**CONSOLIDATED BALANCE SHEET**
**for the year ended September 30**

| | Note | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| | | | (in t€) | | |
| Goodwill | 12 | 112,287 | 111,206 | 111,643 | 112,001 |
| Other intangible assets | 12 | 42,361 | 46,754 | 56,205 | 80,272 |
| Property, plant and equipment | 13 | 90,917 | 128,578 | 149,102 | 164,357 |
| Investment property | 14 | 21,622 | 1,161 | 1,838 | 2,384 |
| Investments in associates | 15 | 11,480 | 10,870 | 10,800 | 14,689 |
| Other investments | 16 | 884 | 859 | 791 | 956 |
| Unamortized debt issuance cost | 17 | 3,205 | 5,518 | 11,397 | 13,956 |
| Other long-term assets | 18 | 3,047 | 6,473 | 3,776 | 1,947 |
| Deferred tax assets | 19 | 70,581 | 62,668 | 44,694 | 43,070 |
| **Total non-current assets** | | **356,384** | **374,087** | **390,246** | **433,632** |
| Inventories | 20 | 119,727 | 109,205 | 120,738 | 181,752 |
| Advance payments made | | 8,424 | 1,178 | 1,222 | 2,419 |
| Accounts receivable | 21 | 128,906 | 129,992 | 145,697 | 172,257 |
| Short-term financial receivables | | 23,901 | 7,630 | 6,054 | 10,526 |
| Income tax receivables | | 306 | 212 | | 2,063 |
| Other current assets | 23 | 14,405 | 15,662 | 34,089 | 55,136 |
| Cash and cash equivalents | 24 | 39,454 | 26,951 | 28,833 | 74,535 |
| **Total current assets** | | **335,123** | **290,830** | **336,633** | **498,688** |
| **Total assets** | | **691,507** | **664,917** | **726,879** | **932,320** |
| Common stock | | 1,450 | 1,450 | 1,331 | 25 |
| Additional paid-in capital | | 218,927 | 118,752 | 39,439 | 40,745 |
| Statement of recognized income and expense (SORIE) | | (7,789) | (3,964) | (6,381) | |
| Retained Earnings, net of minorities | | (66,299) | (62,581) | (39,656) | (556) |
| **Equity attributable to equity holders of the parent** | 25 | **146,289** | **53,657** | **(5,267)** | **40,214** |
| Minority interest | | 84 | | | |
| **Total equity** | | **146,373** | **53,657** | **(5,267)** | **40,214** |
| Long-term interest-bearing loans and borrowings | 26 | 178,021 | 252,184 | 326,242 | 342,646 |
| Pension plans and similar commitments | 28 | 127,409 | 112,259 | 115,686 | 110,213 |
| Long-term provisions | 29 | 3,963 | 3,115 | 6,245 | |
| Other long-term liabilities | 29 | 24,576 | 30,225 | 29,391 | 24,129 |
| Deferred tax liablities | 19 | 13,394 | 16,884 | 17,963 | 43,233 |
| **Total non-current liabilities** | | **347,363** | **414,667** | **495,527** | **520,221** |
| Short-term interest-bearing loans and borrowings and current maturities of long-term debt | 30 | 14,934 | 16,844 | 15,780 | 93,692 |
| Accounts payable | | 49,463 | 56,883 | 51,558 | 57,010 |
| Advance payments received | | 42,352 | 26,776 | 28,551 | 37,838 |
| Short-term provisions | 31 | 19,842 | 22,217 | 41,418 | 68,548 |
| Accrued tax liabilities (income) | | 5,081 | 6,227 | 24,131 | 25,233 |
| Other short-term liabilities | 32 | 66,099 | 67,646 | 75,181 | 89,564 |
| **Total current liabilities** | | **197,771** | **196,593** | **236,619** | **371,885** |
| **Total liabilities and shareholders' equity** | | **691,507** | **664,917** | **726,879** | **932,320** |

The accompanying notes are an integral part of the consolidated financial statements

## DCC HOLDCO 3 (DREI) GmbH, WETTER
## CONSOLIDATED STATEMENT OF CASH FLOW

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (in t€) | |
| **Net income after tax** | (3,686) | (22,505) | (39,100) |
| Depreciation & amortization, impairment | 27,930 | 33,452 | 51,490 |
| Interest income/expenses, net | 23,566 | 29,533 | 10,347 |
| Income taxes | (2,036) | (14,184) | (18,073) |
| **Subtotal** | **45,774** | **26,296** | **4,664** |
| Change in inventory | (7,070) | 9,552 | 59,394 |
| Change in accounts receivable (trade) | 3,718 | 14,220 | 37,571 |
| Change in accounts payable (trade) | (10,095) | 6,688 | (2,919) |
| Change in advance payments, net | 7,323 | (1,576) | (9,287) |
| Contributions to pension funds | (984) | (968) | |
| (Gain) loss on the disposal of fixed assets | (2,211) | (1,259) | (354) |
| Change in other assets/liabilities | (4,161) | (29,371) | (21,934) |
| Other expenses not affecting cash | (6,988) | (7,015) | (8,413) |
| **Cash flow from operations before interest & taxes** | **25,306** | **16,567** | **58,722** |
| Net Interest payments | (14,858) | (12,541) | (8,100) |
| Income tax payments | (6,699) | (5,615) | (4,300) |
| **Cash flow from operating activities** | **3,749** | **(1,589)** | **46,322** |
| Acquisitions (purchase price and debt) | (1,150) | (10,376) | (15) |
| Desinvestments | 200 | 10,845 | |
| Capital Expenditure | (11,874) | (16,810) | (18,723) |
| Disposal proceeds | 13,621 | 15,367 | 5,483 |
| **Cash flow from investing activities** | **797** | **(974)** | **(13,255)** |
| ***Free Cash Flow before financing**** | ***4,546*** | ***(2,563)*** | ***33,067*** |
| Increase (decrease) in debt** | (93,595) | (2,546) | (82,497) |
| Other changes in equity | 100,144 | 2,867 | |
| **Cash flow from financing activities** | **6,549** | **321** | **(82,497)** |
| **Net increase/(decrease) in cash and cash equivalents** | **11,095** | **(2,242)** | **(49,430)** |
| Cash and cash equivalents at the beginning of the year | 26,951 | 28,833 | 74,535 |
| Effect of foreign exchange rate changes | 1,408 | 361 | 3,728 |
| **Cash and cash equivalents at the end of the year** | **39,454** | **26,951** | **28,833** |
| ***Free cash flow before financing, interest & taxes**** | ***26,103*** | ***15,593*** | ***45,467*** |

* *The Group uses free cash flow before financing as it represents the amounts available to distribute to either investors or to fund other financing needs. Additional information on key performance measures used by the group, see note 5.*

| ** | 2005 | 2004 | 2003 |
|---|---|---|---|
| Scheduled repayment of Senior debt | (3,085) | (7,540) | (6,801) |
| Mandatory repayment of Senior debt | (27,919) | (71,599) | |
| Increase (decrease) in other financial debt | (62,591) | 76,593 | (75,696) |
| | **(93,595)** | **(2,546)** | **(82,497)** |

The accompanying notes are an integral part of these consolidated financial statements.

## DCC HOLDCO 3 (DREI) GmbH, WETTER

## CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

| | Common Stock | Additional paid in Capital (APIC) | Retained earnings | Statement of recognized income and expenses (SORIE) | Equity attributable to equity holders of the parent | Minority interest | Total equity (gross) |
|---|---|---|---|---|---|---|---|
| | | | | (in t€) | | | |
| **Balance at October 1, 2002** | **25** | **40,745** | **(556)** | | **40,214** | | **40,214** |
| Net income after tax | | | (39,100) | | (39,100) | | (39,100) |
| Other changes | 1,306 | (1,306) | | (6,381) | (6,381) | | (6,381) |
| **Balance at September 30/ October 1, 2003** | **1,331** | **39,439** | **(39,656)** | **(6,381)** | **(5,267)** | **0** | **(5,267)** |
| Net income after tax | | | (22,505) | | (22,505) | | (22,505) |
| Other changes | 119 | 79,313 | (420) | 2,417 | 81,429 | | 81,429 |
| **Balance at September 30/ October 1, 2004** | **1,450** | **118,752** | **(62,581)** | **(3,964)** | **53,657** | **0** | **53,657** |
| Net income after tax | | | (3,686) | | (3,686) | | (3,686) |
| Dividend payment | | | | | 0 | | 0 |
| Other changes | | 100,175 | (32) | (3,825) | 96,318 | 84 | 96,402 |
| **Balance at September 30, 2005** | **1,450** | **218,927** | **(66,299)** | **(7,789)** | **146,289** | **84** | **146,373** |

The accompanying notes are an integral part of the consolidated financial statements

**Detailed Index of the Notes to the Consolidated Financial Statements**

## DCC HOLDCO 3 (DREI) GmbH, WETTER
## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

### 1) Business description, background and basis of presentation

On September 24, 2002 private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired seven businesses from Siemens AG. The businesses transferred included, among others, DCC HoldCo 3 (drei) GmbH, Wetter, ("DCC", the "Company" or the "Group" (the "Acquisition").

DCC is the parent company of the DCC group, one of the two leading providers of industrial cranes and components with worldwide coverage. DCC is a global engineering group with a leading market position in standard and process cranes and handling technology, drives and after sales service.

The accompanying consolidated balance sheet of DCC as of September 30, 2005 and the related statements of income, changes in equity and cash flow for the year then ended are prepared in accordance with International Financial Reporting Standards (IFRS).

The purchase method of accounting, which allocates the purchase price to the fair value of assets acquired and liabilities assumed, has been followed by DCC in accordance with IFRS 3.

The Company is still in the process of obtaining final details regarding certain minor adjustments as required per the Transaction Agreement including, but not limited to, tax indemnities provided by Siemens AG as the Seller for all types of taxes paid subsequent to June 30, 2002 related to the period prior to June 30, 2002. Accordingly, purchase price is subject to further adjustments.

### 2) Significant accounting policies

DCC (the "Company") is a company domiciled in Germany. The consolidated financial statements of the Company for the year ended September 30, 2005 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities.

The financial statements were authorized for issue on April 21, 2006.

### Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its Interpretations adopted by the International Accounting Standards Board (IASB).

*These financial statements carry comparative data for all three years of the company's* existence. For further information on the adoption of IFRS, please see note 39 "Explanations about application of IFRS".

All Standards (IAS and IFRS) and Interpretations (SIC and IFRIC) that were effective by 30 September 2005 and in addition to that considering the changes of the Improvement Project as well as amendments to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments" have been applied for the current and also for restatement of all previous periods besides IAS 24 "Related Parties" which has been applied in the version of January 1986. The Company will adopt IAS 24 (revised 2004) in its Financial statements of the year ending September 30, 2006.

### Basis of preparation

The financial statements are presented in Euro, rounded to the nearest thousand.

They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: Derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale.

**2) Significant accounting policies (Continued)**

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period or in the period of the revision and future periods, if the revision affects both current and future periods. Judgments made by Management in the application of IFRS, that have significant effect on the financial statements and estimates, with a significant risk of material adjustment in the next year are discussed in note 38 "Accounting estimates and judgments".

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Group entities.

**Basis of Consolidation**

The consolidated financial statements include the financial statements of DCC and substantially all directly or indirectly controlled subsidiaries. Certain Demag group businesses, which are accounted for at cost and recorded under Shares in affiliated companies, have not been consolidated in these financial statements because their aggregated effect on net sales, net income (loss) and shareholders' equity was not considered material.

Associated companies in which the Company – directly or indirectly – has the ability to exercise significant influence over operating and financial policies (generally 20% to 50% of the ownership interests) are accounted for in accordance with the equity method.

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. Joint ventures are accounted for in accordance with IAS 31 using the equity method.

Investments in which the Company does not control or exercise significant influence (generally less than 20% ownership) are accounted for at fair value or at cost, if fair values cannot be determined on a reasonable basis. They are disclosed as other share investments.

All significant intercompany transactions have been eliminated in the consolidation.

**Foreign currency**

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Euro at foreign exchange rates ruling at the dates the fair value was determined.

The assets and liabilities of foreign subsidiaries, whose functional currency is different from Euro, are translated using the financial period end exchange rates, while the statements of income are translated using the average exchange rates during the period. Differences that arise from the

## 2) Significant accounting policies (Continued)

translation of assets and liabilities in comparison to the translation of the previous period, are shown as translation adjustments within the changes in the Statement of recognized income and expense (SORIE). These adjustments result mainly from companies in US, UK, and some smaller entities in other countries.

Operating foreign currency transaction gains and losses (transactions denominated in a currency other than the entity's functional currency) are included in other operating income (expense), net. Financing related to foreign currency transaction gains and losses are included in interest and similar, income (expense), net.

The exchange rates, expressed in foreign currency per Euro, of the significant currencies of non-Euro countries used for the consolidated financial statements were as follows:

| | | Year-end exchange rate September 30 | | | Average rate for the year ending September 30 | | |
|---|---|---|---|---|---|---|---|
| Country | ISO code | 2005 | 2004 | 2003 | 2005 | 2004 | 2003 |
| USA | USD | 1.2042 | 1.2409 | 1.1597 | 1.27165 | 1.21659 | 1.08429 |
| United Kingdom | GBP | 0.68195 | 0.6868 | 0.6955 | 0.68768 | 0.67919 | 0.67695 |
| Switzerland | CHF | 1.5561 | 1.5524 | 1.5391 | 1.54474 | 1.54924 | 1.49901 |
| Brazil | BRL | 2.6683 | 3.5205 | 3.3979 | 3.27685 | 3.59518 | 3.58557 |
| India | INR | 53.0714 | 56.7596 | 53.2012 | 56.00727 | 55.36124 | 51.31425 |

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to translation reserve. They are released into the income statement upon disposal.

### Sales

Sales are recognized for product sales when title passes, the risks and rewards of ownership have been transferred to the customer, the value is fixed or determinable, and collection is probable. For product sales that require the Company to install the product at the customer location, which is essential to the functionality of the product sold, sales are recognized when the equipment has been delivered to and installed at the customer location. Concerning multi-component-contracts the recognition of sales from goods sold and services rendered are separated. Sales from service are recognized either after the Company has rendered service or over the life of the service contract. If product sales are subject to customer acceptance, revenues are recognized upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period. Revenue from sales of spare parts is recognized upon delivery.

Some sales from construction projects are recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs. Contract loss provisions are established in the period, when the current estimate of total contract cost exceeds total contract revenue.

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income.

### Cost of Sales

Cost of sales includes costs directly attributable to the production process.

### Research and Development Expenses

Research costs and development costs are expensed as incurred except for the cost of development projects which have been capitalized.

**2) Significant accounting policies (Continued)**

**Income tax**

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in that case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

**Derivative Financial Instruments**

All derivative financial instruments are stated at fair value as of the balance sheet date under other assets/other liabilities.

Changes in the fair value of derivative financial instruments are recognized either in the consolidated statement of income or shareholder's equity depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivative financial instruments designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized in the consolidated statement of income. For derivative financial instruments designated as cash flow hedges, changes in fair values of the effective portion are recognized in equity, net of deferred taxes, until the hedged item is recognized in earnings. The ineffective portions of the changes in fair values are directly recognized in earnings. Derivatives, which do not meet the criteria for hedge accounting, are marked to market and impact the consolidated statement of income immediately.

**Goodwill**

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. All goodwill has been initially recognized applying the standards of IFRS 3.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognized directly in profit or loss.

**Intangible Assets**

Intangible assets include goodwill, patents, order and production backlog, brands, software, service contracts, technology, customer relationships, supplier relationships and capitalized development projects.

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized, if the product or process is technically and commercially feasible, if it is considered probable that the product or process will generate future economic benefits and the Group has sufficient resources to

**2) Significant accounting policies (Continued)**

complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. The company has not capitalized any development expenditure in accompanying financial statements.

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortization and impairment losses see below ("Impairment and recoverability").

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

Subsequent expenditures on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates and the cost can be measured reliably. All other expenditure is expensed as incurred.

The Company amortizes intangible assets with finite useful lives using the straight-line method over the shorter of their contractual rights or their expected useful lives. Goodwill (and intangible assets other than goodwill that are determined to have indefinite useful lives) is not amortized, but instead tested for impairment at least annually. If the carrying amount of the net assets, including goodwill, exceeds the sum of the discounted cash flows estimated to be generated by the respective reporting unit, impairment is recorded. Such impairment charges are recorded in the amount of the excess of the carrying value of the net tangible and identifiable intangible assets and goodwill over the sum of the discounted cash flows of the reporting unit.

**Table of estimated useful lives for intangible assets**

| | Average useful life |
|---|---|
| Patents, licenses and similar rights | 5 |
| Order and production backlog | 1 |
| Brands | Indefinite |
| Software | 3 |
| Service contracts | 6 |

***Property, plant and equipment***

Property, plant, and equipment is valued at acquisition cost less accumulated depreciation and any impairment in value (see below).

Property, plant and equipment comprise land, land rights, buildings, including buildings on third-party land, machinery and equipment as well as other equipment.

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses see below ("Impairment and recoverability").

The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, if it is probable, that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. Cost of its dismantlement, removal, restoration or recultivation is also included. All other costs are recognized in the income statement as an expense as incurred.

**2) Significant accounting policies (Continued)**

Construction work in progress is stated at cost plus profit recognized to date less a provision for foreseeable losses and less progress billings. Cost include all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost is depreciated separately. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

The following estimated useful lives are used:

| | |
|---|---|
| Factory and office buildings | 25 to 33 years |
| Other buildings | 8 to 50 years |
| Technical machinery & equipment | 5 to 12 years |
| Furniture & office equipment | 3 to10 years |
| Vehicles | 5 to 8 years |
| IT equipment and hardware | 3 to 5 years |

### Investment property

Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are accounted for using the cost model. Depreciation is recognized as described in property plant and equipment and is expensed in the income statement.

### Other Investments

The Company does not hold any securities classified as trading or held-to-maturity.

Debt securities for which the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognized directly in equity, except for impairment losses and, in the case of monetary items, such as debt securities, foreign exchange gains and losses.

When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in profit or loss. The fair value of financial instruments classified as held for trading and available-for-sale is their quoted bid price at the balance sheet date. Financial instruments classified as held for trading or available-for-sale investments are recognized/derecognized by the Group on the date it commits to purchase/ sell the investments.

### Unamortized debt issuance costs

Debt issuance costs are deferred and amortized over the expected life of the related borrowings.

### Inventories

Inventories are carried at the lower of net realizable value or production cost using average prices or market value. Production costs comprise direct cost of material and labor and a portion of manufacturing overheads. Allowances are set up on the basis of the analysis of slow moving or obsolete stock.

**2) Significant accounting policies (Continued)**

**Accounts receivable**

Receivables are recorded at nominal value less discounts and valuation allowances. Non-current receivables are stated at their present value.

**Other current assets**

Other current assets are stated at their cost less provisions to reflect realizable value.

**Cash and cash equivalents**

The Company considers all highly liquid investments to be cash equivalents.

**Interest-bearing borrowings**

Interest-bearing borrowings are recognized initially at fair value. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

**Employee benefits**

Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate assumptions used reflect the rates available on high-quality fixed-income debt instruments.

Changes in the amount of either the defined benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains and losses.

The calculation is performed by a qualified actuary using the projected unit credit method. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

Actuarial gains and losses are recognized in the statement of recognized income and expense (SORIE) as part of equity.

The Group's net obligation in respect of long-term service benefits other than pension plans is the amount of future postretirement healthcare benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rated bonds that have maturity dates approximating to the terms of the Group's obligations.

**Provisions**

A provision is recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

**2) Significant accounting policies (Continued)**

Provisions for estimated costs related to product warranties are made at the time the related sale is recorded.

In the ordinary course of business, the Company's subsidiaries observe the existing environmental laws and regulations. Therefore they have made provisions for the estimated financial impact of environmental clean up related cost. The Company accrues for losses associated with environmental remediation obligations, when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations are generally recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Cost of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

A provision for restructuring is recognized through the income statement when the Group approves a restructuring plan and announces the main features of the restructuring plan to those being affected by it. Only where the plan is associated with an acquisition and the plan is in existence at the date of acquisition, these amounts are reflected in the purchase price allocation and result in an increase in goodwill. All changes in estimates are recorded through income statement. Future operating costs are not provided for.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

**Accounts payable**

Trade and other payables are stated at cost.

**Impairment and recoverability of assets**

The carrying amounts of the Group's assets, other than inventories and deferred tax assets are reviewed at each balance sheet date to determine, whether there is any indication of impairment. If any of such indication exists, the asset's recoverable amount is estimated. For goodwill, for assets, that have an indefinite useful life and for intangible assets, that are not yet available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

If a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence, that the asset is impaired, the cumulative loss that had been recognized directly in equity is recognized in profit or loss, even though the financial asset has not been derecognized. The amount of the cumulative loss, that is recognized in profit or loss, is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

The recoverable amount of the Group's receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does

## 2) Significant accounting policies (Continued)

not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of a receivable carried at amortized cost is reversed, if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed, if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent, that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

## 3) Acquisitions of subsidiaries

No acquisitions and no disposals occurred during the three years.

## 4) Sales

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Sale of goods | 398,381 | 374,128 | 430,988 |
| Services and spare parts | 234,609 | 221,649 | 220,861 |
| Other Sales | 27,234 | 25,035 | 14,840 |
| **Total Sales** | **660,224** | **620,812** | **666,689** |

## 5) Segment Reporting

The DCC Group distinguishes between business segments and geographical segments. The extent and content of the information to be provided with regard to the segments is set out in the primary segment reporting format "business segments" and also in the secondary segment reporting format "geographical segments". This structure reflects internal reporting (management approach) and takes into account the different risks and earnings structures of the segments.

### Primary reporting format (business segments)

The DCC Group has two reportable segments based on the nature of products and services provided, which are Industrial Cranes and Services. In the "Industrial Cranes" segment the Group develops, manufactures, assembles and delivers industrial cranes including components and material handling solutions. The "Service" segment includes our industry crane field service activities such as inspection, maintenance, repair or refurbishment of cranes in use. Sales of spare parts are also included here. The Group does not allocate certain costs to its individual segments. These unallocated non-segmental (corporate) costs include cost associated with the following:

- Effects of purchase accounting: The Group does not allocate purchase accounting adjustments such as goodwill, fair value write up of assets, intangibles, and the associated additional expenses to its individual segments;
- Management fee from its holding companies; and

**5) Segment Reporting (Continued)**

- Other costs the Group believes to be one-off costs associated with purchase transactions, restructurings, the divestment of assets/liabilities and any impairment costs (or reversals thereof)

The Group considers that such effects are not indicative of the Group's ongoing operating performance. In addition, the Group is not in a position to allocate these adjustments between segments using any reasonable basis of allocation and without disproportionate time and expense.

While management believes excluding these costs provides a reasonable basis for considering the Group's operating performance, the adjustments are not defined within IFRS. As a consequence of these unallocated costs the Group's segment gross profit and segment profit excludes certain costs which may otherwise be associated with these segments. Moreover, the Group may, in the future, incur costs and expenses similar to those being excluded as part of the adjustments.

The Group also does not manage its operations by allocating assets, liabilities and capital expenditures to its segments and such allocations are not included within its system of internal financial reporting to key management personnel. For this reason, the data for disclosures under IAS 14.55ff cannot be generated without disproportionate time and expense. While the Group allocates depreciation & amortization to its segment cost of sales, it does not have the ability to

## 5) Segment Reporting (Continued)

isolate total depreciation & amortization by segments: disclosure under IAS 14.58 cannot be provided without disproportionate time and expense.

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Revenues (by segment)** | | | |
| Industrial Cranes | 425,615 | 399,163 | 445,828 |
| Services | 234,609 | 221,649 | 220,861 |
| **Total revenues** | **660,224** | **620,812** | **666,689** |

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Gross profit (by segment)** | | | |
| Industrial Cranes | 103,397 | 87,368 | 111,462 |
| Services | 86,748 | 74,790 | 78,217 |
| **Adjusted gross profit** | **190,145** | **162,158** | **189,679** |
| Adjustments (unallocated non-segmental): | | | |
| +/- Effects from Purchase accounting in inventory | | | (43,167) |
| - Effects from Purchase accounting deprec./amortiz. | (11,481) | (16,027) | (20,731) |
| - Adjustments for one off effects | (1,741) | (759) | (4,542) |
| **Gross profit** | **176,923** | **145,372** | **121,239** |

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Segment profit (adjusted EBIT)** | | | |
| Industrial Cranes* | 1,265 | (15,883) | (1,661) |
| Services | 42,347 | 34,445 | 44,270 |
| **Segment profit (adjusted EBIT)** | **43,612** | **18,562** | **42,609** |
| Adjustments (unallocated non-segmental): | | | |
| +/- Effects from Purchase accounting in inventory | | | (43,168) |
| - Effects from Purchase accounting deprec./amortiz. | (11,471) | (15,976) | (31,386) |
| - Adjustments for one off effects** | (13,131) | (8,427) | (13,567) |
| - Adjustments for Holding charges | (1,166) | (1,315) | (1,315) |
| **EBIT** | **17,844** | **(7,156)** | **(46,827)** |
| * *hereof share of profit in associated companies* | *669* | *782* | *689* |
| ** *thereof:* | | | |
| *Restructuring/Consulting* | *(12,357)* | *(5,974)* | *(2,673)* |
| *Severance & Redundancy Costs* | *(12,281)* | *(6,142)* | *(4,592)* |
| *Profit from divestments* | *2,717* | *4,115* | |
| *Other* | *8,790* | *(426)* | *(6,302)* |

Restructuring/Consulting also includes costs for external support and consultancy in large restructuring projects. Group policy is that, where explicit authorization is received from Demag Holding, costs of external consultants are adjusted. Not all consultancy costs were adjusted as there is an underlying level of consultancy services in business operations.

## 5) Segment Reporting (Continued)

### Secondary reporting format (geographical segments)

Revenues are allocated to countries based on the customer's domicile. The geographic information is provided for Germany and Europe as the most significant market places of the group, the Americas and the rest of the world.

Sales to customers presented by geographic region are as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (in m€) | |
| Germany | 171 | 163 | 189 |
| Europe (excl. Germany) | 236 | 241 | 266 |
| The Americas | 138 | 119 | 126 |
| Other regions | 115 | 98 | 86 |
| | **660** | **621** | **667** |

In addition to these segment measures the Group manages its overall profitability and cash flows using certain internal non GAAP measures. For its profitability assessment, management uses what it defines as adjusted EBITDA. Management believes that adjusted EBITDA permits a more meaningful basis upon which to compare the Group's results of operations from year to year. This is calculated as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (in t€) | |
| **Segment profit (Adjusted EBIT)** | **43,612** | **18,562** | **42,609** |
| + Depreciation/Amortization | 16,459 | 17,476 | 20,104 |
| **Adjusted EBITDA** | **60,071** | **36,038** | **62,713** |

For cash flow purposes the Group does not manage its cash flow by segment, it does manage its cash flow using internal non-GAAP measures. These include free cash flow and free cash flow before interest and tax payments. Free cash flow is defined as cash flow before financing costs and is used by the Group as management believes it is a representation of the amounts it has available to distribute to either investors or to fund other financing needs.

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Cash flow from operating activities | 3,749 | (1,589) | 46,322 |
| Cash flow from investing activities | 797 | (974) | (13,255) |
| **Free Cash flow before financing** | **4,546** | **(2,563)** | **33,067** |
| Net interest payments | 14,858 | 12,541 | 8,100 |
| Income tax payments | 6,699 | 5,615 | 4,300 |
| **Free Cash flow before financing, interest and tax payments** | **26,103** | **15,593** | **45,467** |

The definitions of these key performance measures used by the Group may differ from the definition used by other companies and the figures presented may thus not be fully comparable. These measures should not be used in isolation or as substitutes for the other analysis provided in the financial statements. In particular, they should not be considered by investors as alternatives to other indicators of the Group's performance as determined by IFRS.

## 6) Research & Development expense

Total R & D expense for the year ending September 30, 2005 was t€ 12,795 (2004: t€ 14,015, 2003: t€ 26,697) which were expensed.

## 7) Selling, general and administration expense

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Selling and distribution expense | 98,583 | 92,703 | 104,431 |
| General and administration expense | 62,007 | 49,165 | 43,681 |
| Management fees | 1,310 | 3,610 | |
| **Selling, general and administration expense** | **161,900** | **145,478** | **148,112** |

## 8) Other operating income and expense

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Foreign currency transaction gains | 3,113 | 690 | 4,475 |
| Foreign currency transaction losses | (1,436) | (1,112) | (5,210) |
| Gains on disposal of non-current assets | 5,639 | 5,575 | 1,584 |
| Losses on disposal of non-current assets | (3,428) | (4,316) | (1,230) |
| Other restructuring expenses | | (1,017) | (1,355) |
| Income from the release of other accruals | 6,268 | 504 | 2,164 |
| Rental Income from investment properties | 118 | 216 | 281 |
| Income from reversal of impairment | 3,710 | | |
| Miscellaneous, net | 963 | 5,643 | 5,346 |
| **Other operating income (expense), net** | **14,947** | **6,183** | **6,055** |

## 9) Profit Share on associated companies

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Share of profit in MHE Demag (S) Pte. Ltd., Singapore | 669 | 782 | 689 |
| **Total** | **669** | **782** | **689** |

Share of profits of associates relates to the Company's 50% participation in MHE Demag Pty. Ltd., Singapore.

## 10) Interest and similar income (expense) net

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Currency gains | 2,650 | 6,015 | 24,962 |
| Currency losses | (2,345) | | |
| Mark to market revaluation from interest rate swaps | (155) | (616) | |
| Amortization of debt issuance cost | (7,105) | (7,875) | (2,560) |
| Interest on Vanilla loan | | (5,362) | (6,513) |
| Interest on Vendor loan | | (4,217) | (9,518) |
| Interest on Senior Credit Facility | (2,116) | (7,502) | (9,459) |
| Interest expenses on pension provision | (6,759) | (6,427) | (6,999) |
| Interest on long term provisions | (744) | (1,101) | (1,208) |
| Expected interest return on plan assets | 515 | 514 | (207) |
| Other interest and similar expense | (7,507) | (2,962) | 1,156 |
| **Interest and similar income (expense), net** | **(23,566)** | **(29,533)** | **(10,346)** |

In the financial year 2003 the mark-to-market effect from the interest rate swaps, t€ 1,900, was charged through equity (t€ 1,159 net of deferred taxes). Since the hedging requirements were not met any more this charge was reversed through the income statement within the financial year 2004.

## 11) Income tax expense

As of September 30, 2005 deferred taxes for German companies were calculated on the basis of a corporation tax rate of 25%, a solidarity surcharge of 5.5% and a trade profit tax, resulting in a total tax rate of 39%. Deferred taxes for foreign companies are based on enacted local tax rates.

Income tax expense/(credit) for the year ending September 30, 2005 consisted of the following:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Current income taxes | | | |
| Germany | (92) | 104 | 625 |
| Other countries | 4,191 | 7,936 | 4,012 |
| **Subtotal** | **4,099** | **8,040** | **4,637** |
| Deferred taxes | | | |
| Germany | (5,091) | (20,204) | (21,669) |
| Other countries | (1,044) | (2,020) | (1,041) |
| **Subtotal** | **(6,135)** | **(22,224)** | **(22,710)** |
| **Income tax expense/(credit)** | **(2,036)** | **(14,184)** | **(18,073)** |

## 11) Income tax expense (Continued)

Income tax expense/(credit) differs from German expected blended tax rate (39%) as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Calculated tax.exp./(credit) at aggregate German rate (39,0%) | (2,232) | (14,309) | (22,298) |
| Other foreign/German trade tax | 212 | (553) | (2,392) |
| Change of valuation allowance* | 3,000 | (2,983) | 7,739 |
| Other permanent differences | (3,016) | 3,661 | (1,122) |
| **Income tax expense/(credit)** | **(2,036)** | **(14,184)** | **(18,073)** |

* This amount results from the reversal of a valuation allowance of t€ 3,000 on losses carried-forward for the German corporate DCC HoldCo 3 GmbH, which was recorded as of September 30, 2003. The reversal bases on improved future expectations and the corresponding improved recoverability of the tax asset.

Deferred tax charges/credits recognized directly in equity:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Relating to Hedging | | | 742 |
| Relating to actuarial gains and losses in pensions | 4,593 | 742 | (838) |
| Others | 125 | | |
| | **4,718** | **742** | **(96)** |

For information on deferred tax assets and liabilities please refer to Note 19) "Deferred tax assets and liabilities".

## 12) Goodwill and other intangible assets

| | Goodwill | Brands | Patents | Software | Service contracts | Others | Total |
|---|---|---|---|---|---|---|---|
| | | | | (in t€) | | | |
| **Cost** | | | | | | | |
| Balance at October 1, 2002 | 112,001 | 17,514 | 15,321 | | 22,744 | 24,693 | **192,273** |
| Additions | | | 201 | | | 4,365 | **4,566** |
| Disposals | (354) | | | | | (19,610) | **(19,964)** |
| Reclassifications | (4) | | | | | 49 | **45** |
| Effect of movements in foreign exchange | | | (5) | | | (137) | **(142)** |
| **Balance at September 30, 2003** | **111,643** | **17,514** | **15,517** | **0** | **22,744** | **9,360** | **176,778** |
| Balance at October 1, 2003 | 111,643 | 17,514 | 15,517 | | 22,744 | 9,360 | **176,778** |
| Additions | 173 | | | 3,614 | | 358 | **4,145** |
| Disposals | (610) | | | (1,058) | | (356) | **(2,024)** |
| Reclassifications | | | (412) | 8,247 | | (7,640) | **195** |
| Effect of movements in foreign exchange | | | (3) | 1 | | (59) | **(61)** |
| **Balance at September 30, 2004** | **111,206** | **17,514** | **15,102** | **10,804** | **22,744** | **1,663** | **179,033** |
| Balance at October 1, 2004 | 111,206 | 17,514 | 15,102 | 10,804 | 22,744 | 1,663 | **179,033** |
| Additions | 1,150 | | 17 | 2,117 | | 18 | **3,302** |
| Disposals | (200) | | | (106) | | | **(306)** |
| Reclassifications | 84 | | | | | 201 | **285** |
| Other changes | 27 | | | | | | **27** |
| Effect of movements in foreign exchange | 20 | | 2 | 57 | | 53 | **132** |
| **Balance at September 30, 2005** | **112,287** | **17,514** | **15,121** | **12,872** | **22,744** | **1,935** | **182,473** |
| **Amortization and impairment losses** | | | | | | | |
| Balance at October 1, 2002 | | | | | | | |
| Amortization for the year | | | (3,083) | | (3,791) | (21,429) | **(28,303)** |
| Disposals | | | | | | 19,348 | **19,348** |
| Effect of movements in foreign exchange | | | 1 | | | 24 | **25** |
| **Balance at September 30, 2003** | **0** | **0** | **(3,082)** | **0** | **(3,791)** | **(2,057)** | **(8,930)** |
| Balance at October 1, 2003 | | | (3,082) | | (3,791) | (2,057) | **(8,930)** |
| Amortization for the year | | | (3,038) | (2,534) | (3,790) | (318) | **(9,680)** |
| Impairment charge | | (2,224) | (1,670) | | | | **(3,894)** |
| Disposals | | | | 1,049 | | 356 | **1,405** |
| Reclassifications | | | 63 | (1,320) | | 1,257 | |
| Effect of movements in foreign exchange | | | 1 | | | 25 | **26** |
| **Balance at September 30, 2004** | | **(2,224)** | **(7,726)** | **(2,805)** | **(7,581)** | **(737)** | **(21,073)** |
| Balance at October 1, 2004 | | (2,224) | (7,726) | (2,805) | (7,581) | (737) | **(21,073)** |
| Amortization for the year | | | (3,031) | (3,283) | (3,791) | (271) | **(10,376)** |
| Impairment charge | | | | (23) | | (92) | **(115)** |
| Reversal of impairment losses | | 2,040 | 1,670 | | | | **3,710** |
| Disposals | | | | 99 | | | **99** |
| Effect of movements in foreign exchange | | | (2) | (38) | | (30) | **(70)** |
| **Balance at September 30, 2005** | | **(184)** | **(9,089)** | **(6,050)** | **(11,372)** | **(1,130)** | **(27,825)** |
| **Carrying amounts** | | | | | | | |
| At October 1, 2002 | 112,001 | 17,514 | 15,321 | 0 | 22,744 | 24,693 | **192,273** |
| At September 30, 2003 | 111,643 | 17,514 | 12,435 | | 18,953 | 7,303 | **167,848** |
| At October 1, 2003 | 111,643 | 17,514 | 12,435 | | 18,953 | 7,303 | **167,848** |
| At September 30, 2004 | 111,206 | 15,290 | 7,376 | 7,999 | 15,163 | 926 | **157,960** |
| At October 1, 2004 | 111,206 | 15,290 | 7,376 | 7,999 | 15,163 | 926 | **157,960** |
| At September 30, 2005 | 112,287 | 17,330 | 6,032 | 6,822 | 11,372 | 805 | **154,648** |

## 12) Goodwill and other intangible assets (Continued)

### Amortization and impairment charge

The amortization and impairment charge is recognized in the following line items in the income statement:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Cost of sales | 10,018 | 13,216 | 27,554 |
| Research and Development | 1 | 311 | 1 |
| Selling, General & Administrative | 472 | | 722 |
| Other operating expense | | 47 | 26 |
| | **10,491** | **13,574** | **28,303** |

### Goodwill

Goodwill originated mainly from the acquisition. An impairment test has been conducted with the result that no impairment charge had to be taken into account during the year ending September 30, 2005. The Company is in the process of obtaining further details regarding certain adjustments as required per the Transaction Agreement including, but not limited to, tax indemnities borne by Siemens AG for all types of taxes paid subsequent to June 30, 2002, related to the period prior to June 30, 2002. Accordingly, certain purchase price allocations are subject to refinement.

### Impairment loss on intangible items and subsequent reversal

The total impairment loss of t€ 115 comes from Demag Cranes & Components Qinhuangdao Co. Ltd. and consists of t€ 23 on software and t€ 92 on other intangible assets. The reversal of impairment losses of t€ 3,710 comes from Demag Cranes & Components GmbH, Wetter and consists of t€ 2,040 on brands and t€ 1,670 on patents. The adjustments to fair market value are made due to adjusted sales expectations of the respective product groups.

### Impairment tests for cash-generating units containing goodwill

Goodwill has been allocated to the Company as a whole. Thus the Company represents all combined Cash Generating Units (CGU) for impairment testing.

## 13) Property, plant and equipment

| | Land | Buildings and land improvements | Machinery and equipment | Other equipment | Prepayments and constructions in progress | Property, plant and equipment under finance leases | Total |
|---|---|---|---|---|---|---|---|
| | | | | (in t€) | | | |
| **Cost** | | | | | | | |
| Balance at October 1, 2002 | 22,319 | 66,534 | 57,179 | 16,267 | 2,044 | 14 | **164,357** |
| Acquisitions through business combinations | | | | | | | |
| Other acquisitions | | 447 | 7,038 | 4,200 | 2,473 | | **14,158** |
| Disposals | (1,011) | (1,433) | (1,456) | (1,818) | (30) | | **(5,748)** |
| Reclassifications | | (202) | 426 | 531 | (904) | | **(149)** |
| Effect of movements in foreign exchange | (558) | (704) | (249) | (399) | (30) | (2) | **(1,942)** |
| **Balance at September 30, 2003** | **20,750** | **64,642** | **62,938** | **18,781** | **3,553** | **12** | **170,676** |
| Balance at October 1, 2003 | 20,750 | 64,642 | 62,938 | 18,781 | 3,553 | 12 | **170,676** |
| Acquisitions through business combinations | | | | | | | |
| Other acquisitions | 469 | 4,616 | 4,676 | 2,635 | 455 | 47 | **12,898** |
| Transfer to investment property | | | | | | | |
| Disposals | (3,584) | (5,908) | (5,297) | (3,227) | 5 | | **(18,011)** |
| Reclassifications | | 2,491 | 786 | (365) | (2,669) | | **243** |
| Effect of movements in foreign exchange | (124) | (103) | (94) | (123) | (23) | | **(467)** |
| **Balance at September 30, 2004** | **17,511** | **65,738** | **63,009** | **17,701** | **1,321** | **59** | **165,339** |
| Balance at October 1, 2004 | 17,511 | 65,738 | 63,009 | 17,701 | 1,321 | 59 | **165,339** |
| Acquisitions through business combinations | | | | | | | |
| Other acquisitions | 130 | 101 | 5,171 | 1,801 | 2,518 | | **9,721** |
| Transfer to investment property | (6,541) | (17,355) | | | | | **(23,896)** |
| Disposals | (5,033) | (5,046) | (1,858) | (2,445) | (438) | | **(14,820)** |
| Reclassifications | | 299 | 850 | (404) | (947) | | **(202)** |
| Effect of movements in foreign exchange | 123 | 1,257 | 595 | 460 | 158 | 4 | **2,597** |
| **Balance at September 30, 2005** | **6,190** | **44,994** | **67,767** | **17,113** | **2,612** | **63** | **138,739** |

## 13) Property, plant and equipment (Continued)

| | Land | Buildings and land improvements | Machinery and equipment | Other equipment | Prepayments and constructions in progress | Property, plant and equipment under finance leases | Total |
|---|---|---|---|---|---|---|---|
| | | | | (in t€) | | | |
| **Depreciation and impairment losses** | | | | | | | |
| Balance at October 1, 2002 | | | | | | | |
| Depreciation charge for the year | (18) | (4,776) | (11,019) | (7,186) | | (9) | **(23,008)** |
| Impairment losses | | | | | | | |
| Disposals | | 35 | 164 | 1,148 | | | **1,347** |
| Reclassifications | | | | | | | |
| Effect of movements in foreign exchange | 1 | 19 | 25 | 42 | | | **87** |
| **Balance at September 30, 2003** | **(17)** | **(4,722)** | **(10,830)** | **(5,996)** | **0** | **(9)** | **(21,574)** |
| Balance at October 1, 2003 | (17) | (4,722) | (10,830) | (5,996) | | (9) | **(21,574)** |
| Depreciation charge for the year | (16) | (4,068) | (10,026) | (5,699) | | (8) | **(19,817)** |
| Reversal of impairment losses | | | | | | | |
| Transfer to investment property | | | | | | | |
| Disposals | | 518 | 1,288 | 2,724 | | | **4,530** |
| Reclassifications | | | | | | | |
| Effect of movements in foreign exchange | 1 | 22 | 1 | 76 | | | **100** |
| **Balance at September 30, 2004** | **(32)** | **(8,250)** | **(19,567)** | **(8,895)** | **0** | **(17)** | **(36,761)** |
| Balance at October 1, 2004 | (32) | (8,250) | (19,567) | (8,895) | | (17) | **(36,761)** |
| Depreciation charge for the year | (5) | (2,924) | (9,797) | (3,663) | | (13) | **(16,402)** |
| Reversal of impairment losses | | | (9) | | | | **(9)** |
| Transfer to investment property | | 2,439 | 65 | (65) | | | **2,439** |
| Disposals | 37 | 697 | 943 | 1,739 | | | **3,416** |
| Reclassifications | | | | | | | |
| Effect of movements in foreign exchange | | (175) | (113) | (216) | | (1) | **(505)** |
| **Balance at September 30, 2005** | **0** | **(8,213)** | **(28,478)** | **(11,100)** | **0** | **(31)** | **(47,822)** |
| **Carrying amounts** | | | | | | | |
| At October 1, 2002 | 22,319 | 66,534 | 57,179 | 16,267 | 2,044 | 14 | **164,357** |
| At September 30, 2003 | 20,733 | 59,920 | 52,108 | 12,785 | 3,553 | 3 | **149,102** |
| At October 1, 2003 | 20,733 | 59,920 | 52,108 | 12,785 | 3,553 | 3 | **149,102** |
| At September 30, 2004 | 17,479 | 57,488 | 43,442 | 8,806 | 1,321 | 42 | **128,578** |
| At October 1, 2004 | 17,479 | 57,488 | 43,442 | 8,806 | 1,321 | 42 | **128,578** |
| At September 30, 2005 | 6,190 | 36,781 | 39,289 | 6,013 | 2,612 | 32 | **90,917** |

### Impairment loss and subsequent reversal

No impairments were made and no reversals recognized for property, plant and equipment in the years ending September 30, 2005, 2004 and 2003 respectively.

### Leased plant and machinery

The following amounts relating to finance leases were stated under property, plant and equipment:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Technical facilities, factory and office equipment | 63 | 59 | 12 |
| Less accumulated amortization | (31) | (17) | (9) |
| **Total** | **32** | **42** | **3** |

### 13) Property, plant and equipment (Continued)

For obligations under finance lease an amount of t€ 11 (net present value) is included in long term debt as of September 30, 2005 (2004: t€ 24, 2003: t€ 12).

For obligations under finance lease and further information on leasing issues please refer to Note 33 "Leasing".

### Property, plant and equipment under construction

The assets under construction include the following items:

| | (in t€) |
|---|---|
| Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai: | |
| New plant assembly lines for DR, DC and manufacturing license application | 1,246 |
| Demag Cranes & Components Corp., Cleveland: | |
| Siemens logistics Uniload project and Tacking fixtures | 786 |

## 14) Investment property

| | Land | Buildings and land improvements | Total |
|---|---|---|---|
| | | (in t€) | |
| **Cost** | | | |
| Balance at 1 October 2002 | 862 | 1,522 | **2,384** |
| Disposals | (124) | (342) | **(466)** |
| Effect of movements in foreign exchange | 8 | 1 | **9** |
| **Balance at 30 September 2003** | **746** | **1,181** | **1,927** |
| Balance at 1 October 2003 | 746 | 1,181 | **1,927** |
| Disposals | (226) | (420) | **(646)** |
| Effect of movements in foreign exchange | 1 | | **1** |
| **Balance at 30 September 2004** | **521** | **761** | **1,282** |
| Balance at 1 October 2004 | 521 | 761 | **1,282** |
| Transfer to/from property, plant and equipment | 6,541 | 17,355 | **23,896** |
| Disposals | | (54) | **(54)** |
| Effect of movements in foreign exchange | 8 | 29 | **37** |
| **Balance at 30 September 2005** | **7,070** | **18,091** | **25,161** |
| **Depreciation and impairment losses** | | | |
| Balance at 1 October 2002 | | | |
| Depreciation charge for the year | | (89) | **(89)** |
| Balance at 30 September 2003 | | (89) | **(89)** |
| Balance at 1 October 2003 | | (89) | **(89)** |
| Depreciation charge for the year | | (60) | **(60)** |
| Disposals | | 28 | **28** |
| **Balance at 30 September 2004** | | **(121)** | **(121)** |
| Balance at 1 October 2004 | | (121) | **(121)** |
| Depreciation charge for the year | | (1,027) | **(1,027)** |
| Transfer to/from property, plant and equipment | | (2,439) | **(2,439)** |
| Disposals | | 54 | **54** |
| Effect of movements in foreign exchange | | (6) | **(6)** |
| **Balance at 30 September 2005** | | **(3,539)** | **(3,539)** |
| **Carrying amounts** | | | |
| At 1 October 2002 | 862 | 1,522 | **2,384** |
| At 30 September 2003 | 746 | 1,092 | **1,838** |
| At 1 October 2003 | 746 | 1,092 | **1,838** |
| At 30 September 2004 | 521 | 640 | **1,161** |
| At 1 October 2004 | 521 | 640 | **1,161** |
| **At 30 September 2005** | **7,070** | **14,552** | **21,622** |
| **Fair values** | | | |
| At 30 September 2005 | 8,719 | 14,810 | **23,529** |

The valuation of investment property is at cost.

After initial recognition, investment property is measured in accordance with IAS 40 using the cost model (cost less any accumulated depreciation and accumulated impairment losses). Depreciation is computed on the straight-line method over the estimated useful lives (10-20 years) of the related assets.

### 14) Investment property (Continued)

The Income statement includes t€ 118 from rental income (2004: t€ 216, 2003: t€ 281) and t€ 30 of operating expense (2004: t€ 53, 2003: t€ 79) during the reporting period.

### 15) Investments in associates

The Group has the following investments in associates:

| | Country | September 30 2005 | September 30 2004 | September 30 2003 | October 1 2002 |
|---|---|---|---|---|---|
| | | | (Participation in %) | | |
| MHE Demag Pty. Ltd. | Singapore | 50% | 50% | 50% | 50% |

The Group's share of post-acquisition total recognized profit or loss in the above associate for the year ended September 30, 2005 was t€ 669 (2004: t€ 782, 2003: t€ 689). The shipments to MHE included in sales for the year ended September 30, 2005 amount to t€ 13,336 (2004: t€ 10,250, 2003: t€ 10,110).

The share of profit or loss from associates recognized in the income statement is explained in Note 9) "Profit Share on associated companies".

No guarantees have been made for the liabilities of the associate.

The key figures for MHE Demag Pty. Ltd. reflecting only the 50% Demag's share are as follows:

| | Fiscal year ending December 31 2004 | 2003 | 2002 |
|---|---|---|---|
| | | (in t€) | |
| Sales | 21,033 | 15,826 | 18,283 |
| Net income | 1,559 | 1,488 | 689 |
| Non-current assets | 3,560 | 3,571 | 5,098 |
| Current assets | 14,528 | 14,446 | 14,041 |
| Accruals | 954 | 1,129 | 1,299 |
| Liabilities & Shareholders' equity | 17,134 | 16,888 | 17,840 |

### 16) Other investments

| | Year ended September 30 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (in t€) | |
| Shares in other related parties | 15 | 15 | 15 |
| Other share investments | 24 | 27 | 27 |
| Long-term securities | 845 | 817 | 749 |
| **Non-current investments, net** | **884** | **859** | **791** |

### 17) Unamortized debt issuance cost

Unamortized debt issuance cost of t€ 3,205 (2004: t€ 5,518; 2003: t€ 11,397) relate to the Company's long and short-term debt and is amortized over the life of the corresponding debt using the effective interest rate method. The amortization expense amounted to t€ 7,105 in the year ended September 30, 2005 including the full amortization of the existing debt issuance cost following the refinancing of debt as of January 31, 2005. New debt issuance costs were capitalized in the amount of t€ 4,994. In the year ended September 30, 2004 the amortization expense totaled t€ 7,875 including the full amortization on the share allocated to the fixed rate guaranteed subordinated

### 17) Unamortized debt issuance cost (Continued)

unsecured loan notes repaid in February 2004. In September 2004, an additional amortization was recorded, because of the mandatory prepayment of the Senior debt. The increase to debt issuance cost was caused by the Mezzanine debt's financing and the Senior debt's refinancing in February/ March 2004. Reference is made to note 26 "Long-term interest bearing loans and borrowings".

### 18) Other long-term assets

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Non-financial receivables from affiliated companies | | 3,127 | 155 |
| Other long-term assets | 3,047 | 3,346 | 3,621 |
| **Other long-term assets** | **3,047** | **6,473** | **3,776** |

### 19) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Receivables and other assets | 786 | 1,066 | 4,937 |
| Inventories | 5,755 | 6,012 | 5,038 |
| Intangible assets | 2,229 | 75 | 223 |
| Property, plant and equipment | 1,803 | 946 | 1,639 |
| Loss carry-forwards and tax credits | 44,322 | 45,180 | 39,031 |
| Provisions and liabilities | 38,527 | 35,630 | 34,289 |
| Other | 230 | 11,900 | 661 |
| **Sub-total (assets)** | **93,652** | **100,809** | **85,818** |
| Valuation allowances | (13,829) | (38,141) | (41,124) |
| Netting (Offsetting against liability) | (9,242) | | |
| **Deferred tax assets** | **70,581** | **62,668** | **44,694** |
| Receivables and other assets | 55 | 100 | 1,785 |
| Inventories | 178 | 145 | 1,871 |
| Intangible assets | 5,195 | 8,952 | 8,617 |
| Property, plant and equipment | 15,322 | 12,675 | 15,312 |
| Provisions and liabilities | 1,815 | 3,806 | 1,215 |
| Other | 71 | 12,385 | 10,342 |
| Deduction of valuation allowances | | (21,179) | (21,179) |
| **Sub-total (liabilities)** | **22,636** | **16,884** | **17,963** |
| Netting (Utilization of asset) | (9,242) | | |
| **Deferred tax liabilities** | **13,394** | **16,884** | **17,963** |
| **Deferred tax assets (liabilities), net** | **57,187** | **45,784** | **26,731** |

The changes in deferred tax are either booked in the income statement or recognized in equity. Please also refer to the Note 11) "Income tax expense".

Realization of the deferred tax assets is depending on generating sufficient taxable income in future periods. With regard to improved profitability expectations, management believes it is probable that the deferred tax asset, net of valuation allowances, will be realized.

## 19) Deferred tax assets and liabilities (Continued)

The Company has loss carry-forwards, which consist of the following:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Germany: Corporate tax | 113,194 | 104,408 | 95,269 |
| Trade profit tax | 80,981 | 76,733 | 78,826 |
| Other countries | 17,501 | 19,102 | 8,102 |

Losses can be carried forward indefinitely in Germany. t€ 14,873 of foreign loss carry-forwards expire during the next five years, t€ 2,628 thereafter or can be carried forward indefinitely. The utilization of future loss carry forwards is subject to minimum taxation in certain jurisdictions.

## 20) Inventories

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Raw materials and supplies | 28,569 | 21,213 | 19,702 |
| Work-in-progress | 83,309 | 78,288 | 91,289 |
| Finished goods and products held for resale | 7,849 | 9,704 | 9,747 |
| **Inventories, net** | **119,727** | **109,205** | **120,738** |

## 21) Accounts receivable

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Current trade accounts receivable, third parties | 130,348 | 133,006 | 144,398 |
| Notes receivable | 60 | 11 | |
| Less allowance for doubtful accounts | (7,537) | (7,676) | (8,073) |
| **Trade accounts receivables, net** | **122,871** | **125,341** | **136,325** |
| Current trade receivables from affiliated companies | 6,500 | 4,921 | 8,946 |
| Current trade receivables from related companies | 841 | 893 | 1,502 |
| Less allowance for doubtful accounts | (1,306) | (1,163) | (1,076) |
| **Current receivables from related companies, net** | **6,035** | **4,651** | **9,372** |
| **Total trade accounts receivables, net** | **128,906** | **129,992** | **145,697** |

Accounts receivable are mainly non-interest-bearing.

## 22) Construction contracts

The company uses the Percentage of completion method ("POC" to account for certain long-term contracts. As of September 30, 2005 POC sales (costs and earnings) were t€ 2,879 (2004: t€ 1,950; 2003: t€ 8,875). Advances received from customers with respect to POC contracts amount to t€ 3,645 as of September 30, 2005 (2004: t€ 2,067; 2003: t€ 8,222).

## 23) Other current assets

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Other tax receivables | 5,593 | 3,915 | 5,174 |
| Receivables from employees | 916 | 812 | 845 |
| Prepayments | 239 | 443 | 340 |
| Deferred charges | 3,311 | 2,973 | 1,817 |
| Financial receivables from affiliated companies | | 5,707 | 3,158 |
| Non Financial receivables from affiliated companies | | | 19,773 |
| Derivative financial instruments | 104 | 393 | 20 |
| Miscellaneous | 4,242 | 1,419 | 2,962 |
| **Other current assets, net** | **14,405** | **15,662** | **34,089** |

## 24) Cash and cash equivalents

Cash and cash equivalents amount to t€ 39,454 as of September 30, 2005, thereof t€ 110 restricted in use (2004: t€ 26,951, 2003: t€ 28,833, thereof t€ 8 and t€ 0 restricted in use, respectively).

## 25) Capital and reserves

The Consolidated Statement of Shareholders' Equity summarizes the changes in capital and reserves (see page 9).

### Additional paid in capital

The capital reserves of DCC HoldCo 3 (drei) GmbH were increased by a payment in the amount of t€ 100,000 by the indirect shareholder Stabilus B.V. This was made at the instigation of the shareholder DCC Luxembourg 2 S.à r.l. The payment was made without consideration and with subject to the condition that it was contributed into the company's capital reserves as additional contribution. The capital reserves increased by t€ 175, as a consequence of the payments made by managers participating in the Management Equity Program "MEP".

### Statement of Recognized Income and Expense (SORIE)

***Translation reserve***

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities, that hedge the Company's net investment in a foreign subsidiary.

***Hedging reserve***

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

***Fair value reserve***

The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognized.

***Actuarial Gain & Loss***

SORIE also includes recognition in the balance sheet of actuarial gains and losses relating to employee benefits as they occur.

## 26) Long-term interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see Note 27 ("Financial instruments")

### Long-term debt after refinancing as of January 31, 2005 and other long-term debt

| | | Year ended September 30 | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2005 | | 2004 | | 2003 | |
| | Nominal interest rate | Effective Interest Rate % | Carrying amount | Effective Interest Rate | Carrying amount | Effective Interest Rate % | Carrying amount |
| | | | (in t€) | | (in t€) | | (in t€) |
| Divisional debt | | | 580 | | 625 | | 355 |
| MEP loans | | | | | | | 2,430 |
| Obligations under capital leases | | | 22 | | 48 | | 19 |
| Fixed rate guaranteed subordinated unsecured loan notes due September 24, 2013 ("Vendor Loan Note") | | | | | | | 104,703 |
| Vanilla loan | | | | | | | 71,639 |
| Other loans from affiliated companies | | | 34,103 | | 180,555 | | |
| Fair value on interest rate swaps | | | 880 | | 617 | | |
| Other debt | | | 161 | | | | |
| **Senior and Mezzanine Credit Agreements:** | | | | | | | |
| Mezzanine debt | | | | | | | |
| Senior Tranche A EUR denominated debt due through September 30, 2009; | | | | 3.670% | 19,572 | | |
| Senior Tranche A USD denominated debt due through September 30, 2009; | | | | 3.730% | 11,118 | 3.730% | 82,486 |
| Senior Tranche A GBP denominated debt due through September 30, 2009; | | | | 6.670% | 8,381 | | |
| Senior Tranche B EUR denominated debt due March 31, 2010 and September 30, 2010; | | | | 4.170% | 9,154 | 4.170% | 25,000 |
| Senior Tranche B USD denominated debt due March 31, 2010 and September 30, 2010; | | | | | | 3.930% | 23,355 |
| Senior Tranche C USD denominated debt due March 31, 2011 and September 30, 2011; | | | | 5.170% | 24,749 | 5.170% | 27,602 |
| Intercompany ("IC") Term Loan Tranche A EUR due Sep 30, 2011 | 4.563% | 4.563% | 25,358 | | | | |
| IC Senior Term Loan Tranche A USD due Sep 30, 2011 | 6.575% | 6.575% | 19,328 | | | | |
| IC Senior Term Loan Tranche A GBP due Sep 30, 2011 | 6.951% | 6.951% | 13,931 | | | | |
| IC Senior Term Loan Tranche B EUR due in two equal repayments March 31 and Sep 30, 2012 | 4.813% | 4.813% | 45,000 | | | | |
| IC Senior Term Loan Tranche C EUR due in two equal repayments March 31 and Sep 30, 2013 | 5.313% | 5.313% | 45,000 | | | | |
| **Subtotal** | | | **184,363** | | **254,819** | | **337,589** |
| Less current maturities | | | 6,342 | | 2,635 | | 11,347 |
| **Long-term debt** | | | **178,021** | | **252,184** | | **326,242** |

Maturities of long-term debt are as follows as of September 30, 2005:

| | Current | Non current | | | | | Total |
|---|---|---|---|---|---|---|---|
| | <1 year | 1-2 years | 2-3 years | 3-4 years | 4-5 years | >5 years | non current |
| | | | | (in t€) | | | |
| Senior Debt | 6,170 | 7,713 | 9,256 | 11,723 | 11,723 | 102,032 | **142,447** |
| Leasing Liability | 11 | 11 | | | | | **11** |
| Divisional debt | | 53 | 55 | | | 472 | **580** |
| Swaps | | 880 | | | | | **880** |
| Other loans other silos | | | 23,103 | | | 11,000 | **34,103** |
| Other debt | 161 | | | | | | |
| **Total** | **6,342** | **8,657** | **32,414** | **11,723** | **11,723** | **113,504** | **178,021** |

## 26) Long-term interest-bearing loans and borrowings (Continued)

The Company estimates that all debt, based on current interest rates and terms, approximates fair value.

### Financing Arrangements

#### *Acquisition Financing*

The overall acquisition of the seven businesses in 2002 was primarily financed by drawings under a t€ 825.000 senior credit facilities agreement entered into in September 2002 "the 2002 Credit Facility", the issuance of a t€ 215,000 vendor loan note to Siemens AG (the "Vendor Loan Note") and t€ 200,000 of shareholder loans (the "Vanilla Loan"), of which t€ 190,000 of senior debt, t€ 95,000 of the Vendor Loan Note and t€ 65,000 of the Vanilla Loan were directly allocated to the Group.

The Vendor Loan Note originally due September 24, 2013 was repaid along with interest in February 2004 as the conditions for mandatory repayment were fulfilled.

The Vanilla Loan associated with DCC (principal amount plus accrued interest) in the amount of t€ 77.002 was waived in June 2004.

All amounts outstanding under the 2002 Credit Facility were refinanced at the end of 2004.

#### *Senior and Mezzanine Credit Agreements*

On December 23, 2004 Demag Finance S.àr.l. ("Demag Finance") entered into a Senior credit facilities agreement and Demag Mezz S.àr.l. ("Demag Mezz") into a Mezzanine credit facilities agreement (together "the Credit Agreements") with certain lending institutions including t€ 100,000 of Mezzanine debt, t€ 500,000 of Senior debt and up to t€ 250,000 of a revolving credit facility available to Demag Group as credit line. The Company is original guarantor under these Credit agreements. Demag Mezz and Demag Finance are 100% subsidiaries of Demag Investments S.àr.l.

On January 31, 2005, DCC borrowed a total amount of t€ 148,617 of senior debt under intercompany on-loans from Demag Finance at terms of interest identical to those in the Senior credit facilities plus a margin of 0.125%-points.

The Credit Agreements contain certain financial covenants including the requirement of a minimum interest cover (ratio of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to net cash interest), cash flow to total debt service, leverage and capital expenditures, all as defined in the Credit Agreements. The borrowings under the Credit Agreement are substantially collateralized by the net assets of the Group and other Demag Holding subsidiaries.

## 27) Financial instruments

The Company conducts business in numerous major currencies and is, therefore, exposed to the risk of adverse movements in foreign currency exchange rates. The Company manages these types of market risks by using derivative financial instruments. Without these instruments the Group's market risks would be higher. The Company does not use derivative financial instruments for purposes other than risk management.

### Foreign currency risk

The Group is involved in global business relations and is therefore also subject to currency risks. Due to the Group's hedging policy, currency contracts are closed to reduce currency risk and to stabilize foreign cash flows.

### 27) Financial instruments (Continued)

### Credit risk

Accounts receivable potentially expose the Company to concentrations of credit risk. The Company provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. The Company establishes an allowance for doubtful accounts based upon factors such as the credit risk of specific customers, historical trends and other information.

### Interest risk

As the Company entered into a credit facilities agreement at variable interest rates, the Group is exposed to risks from changes in interest rates. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, Management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

Interest rate risks are hedged mainly through the use of interest rate swaps hedging 80% and 50% of the senior term debt floating rate debt into fixed rates of 2.25% to 3.5775% p.a. for €, and 4.075% p.a. for US $-denominated tranches, respectively, in the fiscal years 2005 and 2006. Changes in the fair value of interest rate swaps are recorded as loss in income.

### Sensitivity analysis

In managing interest rate and currency risks the Company aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

As of September 30, 2005 it is estimated that a general increase of one percentage point in interest rates would decrease the Company's profit before tax by approximately t€ 1,098 (2004: t€ 2,004). Interest rate swaps have been included in this calculation.

The Group requires all its operating units to use forward currency contracts to eliminate the currency exposures on an item-by-item decision for volatile currencies for which payment is anticipated on a longer-term after the Group has entered into a firm commitment for a sale or a purchase. The forward currency contracts must be in the same currency as the hedged item. It is the Group's policy not to enter into forward contracts until a firm commitment is in place.

### Fair value of financial instruments

Fair value is calculated for each financial instrument. The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party.

Fair values of financial instruments have been calculated with commonly used market valuation methods and with reference to available market information at the balance sheet date. Considering the fluctuation of value-influencing market data, the fair values may not be indicative of the amounts the Company could realize under current market conditions.

The fair value of the Company's unsecured loans approximate their carrying values as their interest rates approximate current market rates. The fair values of the Company's cash, receivables, related party receivables and payables and other financial instruments approximate their carrying values due to their short-term nature. As of September 30, 2004 and September 30, 2003 respectively, the carrying amounts and the fair values of the forward contracts are materially the same due to their short maturities.

### 27) Financial instruments (Continued)

The notional amounts and fair values of derivative financial instruments are listed in the following table:

| | September 30, 2005 | | September 30, 2004 | | September 30, 2003 | |
|---|---|---|---|---|---|---|
| | Notional amount | Fair value | Notional amount | Fair value | Notional amount | Fair value |
| | | | (in t€) | | | |
| **Assets:** | | | | | | |
| Currency contracts | 8,061 | 63 | 20,637 | 393 | 8,812 | 210 |
| Other contracts | 743 | 40 | | | | |
| **Liabilities:** | | | | | | |
| Currency contracts | 19,839 | 63 | 6,056 | 106 | 9,445 | 297 |
| Interest rate contracts | | | | | 131,256 | 1,900 |
| Interest rate Swaps | 102,281 | 880 | 56,121 | 617 | | |
| **Total** | | **(840)** | | **(330)** | | **(1,987)** |

### Estimation of fair value

The fair values of forward exchange contracts are based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premium or discounts).

As of March 31, 2004 bank debt has been rearranged and repaid. Therefore, the relationship between existing interest rate swaps and interest expense on loans did no longer exist and the hedged original forecasted transactions will not occur. Consequently, all remaining losses in accumulated other comprehensive income have been reclassified into earnings.

The fair values of interest rate swap agreements are estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument.

### 28) Pension plans and similar commitments

### Overview on employee-benefit and post-retirement plans

Employee benefit obligations are comprised of the following components:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Defined benefit plans | 120,186 | 105,638 | 108,977 |
| Deferred compensation | 7,217 | 6,431 | 5,678 |
| Postretirement medical plans | | | 771 |
| Similar obligations | 6 | 190 | 260 |
| **Pension plans and similar commitments** | **127,409** | **112,259** | **115,686** |

### Principal pension plans

The Company grants post-retirement pension benefits to virtually all employees in Germany. Outside Germany, post-retirement benefits are mainly paid to employees in the US and the UK. The level of post-retirement benefits is generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service.

## 28) Pension plans and similar commitments (Continued)

### *Deferred compensation*

Deferred compensation is a form of retirement pay that is financed by the employee out of non-taxable income. Based on an agreement between the Company and the employee, part of the employee's compensation is not paid out to the employee as earned, but retained by the Company to be paid out at a later date (deferred compensation).

The total amount of deferred compensation is calculated by actuarial calculations based on the amount deferred, the age of the employee at the time of deferral, a yearly interest rate as applied for pensions and discounts for prior death and invalidity.

### Defined benefit obligations

Defined benefit obligations developed as follows during the financial year ending September 30, 2005 and the comparative years:

| | September 30, 2005 | | | September 30, 2004 | | | September 30, 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| | German Plans | Non-German Plans | Total | German Plans | Non-German Plans | Total | German Plans | Non-German Plans | Total |
| | | | | (in t€) | | | | | |
| Defined benefit obligations at the beginning of year | 105,638 | 13,366 | **119,004** | 108,371 | 19,689 | **128,060** | 103,585 | 18,977 | **122,562** |
| Service costs | 1,528 | 265 | **1,793** | 1,846 | 391 | **2,237** | 1,797 | 596 | **2,393** |
| Interest cost | 5,849 | 478 | **6,327** | 5,753 | 376 | **6,129** | 5,752 | 972 | **6,724** |
| Foreign currency exchange rate effects | | (36) | **(36)** | | 49 | **49** | | 429 | **429** |
| Plan participants' contributions | | 300 | **300** | | 296 | **296** | | 410 | **410** |
| Actuarial (gains)/losses/ others | 11,673 | (48) | **11,625** | (5,234) | | **(5,234)** | 2,138 | (108) | **2,030** |
| Benefits paid | (5,354) | (287) | **(5,641)** | (5,047) | (341) | **(5,388)** | (4,719) | (1,587) | **(6,306)** |
| Transfers | | | | | (7,094) | **(7,094)** | | | |
| Others | 240 | | **240** | (51) | | **(51)** | (182) | | **(182)** |
| **Defined benefit obligations at the end of the year** | **119,574** | **14,038** | **133,612** | **105,638** | **13,366** | **119,004** | **108,371** | **19,689** | **128,060** |

Deferred compensation is not included in the development of the defined benefit obligations.

### Plan assets

The weighted-average asset allocation of the Company's pension benefit plans were as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Equity securities | 28% | 25% | 33% |
| Debt securities | 60% | 53% | 46% |
| Real estate | 9% | 10% | 8% |
| Other short-term investments | 3% | 12% | 13% |
| **Total** | **100%** | **100%** | **100%** |

The Company's investment goals are to maximize returns subject to specific risk Management policies. Investments in debt and equity securities, cash and cash equivalents as well as real estate are made according to the Company's risk management policy. The portfolio of securities is diversified in domestic as well as international securities. The allocation of the assets in different

## 28) Pension plans and similar commitments (Continued)

asset classes is determined by the forecasted cash requirements for the pension benefit payments. The respective trustees will monitor the asset allocation on a regular basis.

The value of pension assets changed as follows during the financial year ending September 30, 2005 and the comparative years:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Fair value of plan assets | 13,493 | 20,156 | 21,068 |
| Actual return on plan assets | 515 | (33) | 230 |
| Employer's contribution | 335 | 296 | 410 |
| Plan participants contributions | 300 | 303 | 495 |
| Benefits paid | (287) | (341) | (1,587) |
| Foreign currency exchange rate changes | (32) | 28 | (460) |
| Transfers | (716) | | |
| Other | | (6,916) | |
| **Fair value of plan assets at the end of the year** | **13,608** | **13,493** | **20,156** |

The following table represents a reconciliation of the funded status based on the difference between defined benefit obligations and plan assets, on which the provisions shown in the balance sheet are based:

| | September 30, 2005 | | | September 30, 2004 | | | September 30, 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| | German Plans | Non-German Plans | Total | German Plans | Non-German Plans | Total | German Plans | Non-German Plans | Total |
| | | | | | (in t€) | | | | |
| Defined Benefit Obligations | 119,574 | 14,038 | 133,612 | 105,638 | 13,366 | 119,004 | 108,370 | 19,690 | 128,060 |
| Plan assets | | 13,608 | 13,608 | | 13,493 | 13,493 | 0 | 20,156 | 20,156 |
| Prepayment | | (182) | (182) | | (127) | (127) | | (1,073) | (1,073) |
| **Recognized net amount** | **119,574** | **612** | **120,186** | **105,638** | **0** | **105,638** | **108,370** | **607** | **108,977** |
| **Recognized in equity (net of deferred tax)** | **(5,949)** | **(893)** | **(6,842)** | **1,372** | **(428)** | **944** | **(1,086)** | **(14)** | **(1,100)** |

## DBO expense

Based upon actuarial computations, the total net periodic pension cost is comprised of the following items:

| | September 30, 2005 | | | September 30, 2004 | | | September 30, 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| | German Plans | Non-German Plans | Total | German Plans | Non-German Plans | Total | German Plans | Non-German Plans | Total |
| | | | | | (in t€) | | | | |
| Service cost | 1,528 | 265 | 1,793 | 1,846 | 391 | 2,237 | 1,797 | 596 | 2,393 |
| Interest cost | 5,849 | 478 | 6,327 | 5,753 | 376 | 6,129 | 5,752 | 972 | 6,724 |
| Expected return on plan assets | | (515) | (515) | | (514) | (514) | | 206 | 206 |
| Net amortization of gains/losses | 2 | 51 | 53 | 2 | (35) | (33) | | 508 | 508 |
| **Net periodic pension cost** | **7,379** | **279** | **7,658** | **7,601** | **218** | **7,819** | **7,549** | **2,282** | **9,831** |
| Recognized in income statement under | | | | | | | | | |
| COGS | 934 | 198 | 1,132 | 1,265 | 243 | 1,508 | 1,230 | 823 | 2,053 |
| SG&A | 596 | 116 | 712 | 583 | 148 | 731 | 567 | 281 | 848 |
| Interest | 5,849 | (35) | 5,814 | 5,753 | (173) | 5,580 | 5,752 | 1,178 | 6,930 |

## 28) Pension plans and similar commitments (Continued)

### Actuarial Assumptions

Assumed discount rates, rates of increase in remuneration and increases in pension payments used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are located. The range of assumptions is as follows:

| | Year ended September 30, 2005 | | Year ended September 30, 2004 | | Year ended September 30, 2003 | |
|---|---|---|---|---|---|---|
| | German Plans | Non-German Plans | German Plans | Non-German Plans | German Plans | Non-German Plans |
| | % | (Range %) | % | (Range %) | % | (Range %) |
| Discount rate | 4.25 | 3.00-5.25 | 5.50 | 3.6 | 5.25 | 3.60-6.00 |
| Projected remuneration increases | 2.00 | 2.00 | 2.50 | 0.5 | 2.50 | 1.50-2.50 |
| Expected return on plan assets | | 4.00-4.50 | | 3.75 | | 3.75-6.00 |
| Projected pension payment increases | 1.25 | 0.50-1.25 | 1.5 | 1.0 | 1.50 | 1.00-1.50 |

### Post retirement medical plans

The value of the defined benefit obligation of post retirement healthcare benefits changed as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Value of obligation** | | | |
| Projected benefit obligations at the beginning of the year | | 771 | 907 |
| Benefits paid | | | (136) |
| Others | | (771) | |
| **Projected benefit obligations at the end of the year** | **0** | **0** | **771** |

The amount recognized as accrual as of September 30, 2004 for post retirement healthcare benefits of t€ 0 (2003: t€ 771) relates to affiliated companies in the United States of America. The healthcare trend rate is assumed at 13% p.a.

## 29) Other long-term liabilities

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Anniversary benefit | 1,514 | 6,989 | 7,777 |
| Early retirement plan | 12,550 | 13,302 | 10,364 |
| Other accruals | 10,252 | 9,732 | 10,553 |
| Deferred income | 201 | 188 | 19 |
| Other liabilities third parties | 59 | 14 | 678 |
| **Other long term liabilities and accruals** | **24,576** | **30,225** | **29,391** |

Early retirement plans (mainly German *Altersteilzeit*) include provisions for outstanding settlements and top up amounts (*Aufstockungsbeträge*) for the signed contracts and, in addition, the top up amounts for all potential contracts which DCC expects to incur in the future. Early retirement plans are calculated according to actuarial principles and discounted with an interest rate of 4.75%. For signed early retirement contracts the whole amount of the agreed increases are accrued and discounted. The wages and salaries paid in the passive period are accrued

## 29) Other long-term liabilities (Continued)

proportionally. In addition to the contracts already signed, the top-up amount resulting from impending contracts (vested entitlement) is also recognized. This means that the top-up amount for the vested entitlement likely to become due (expected value) has to be provided for. Impending contracts are early retirement contracts that are agreed in the future in order to replace contracts approaching their expiration date. Due to the expiration of the statutory regulation (final date for early retirement agreements is December 31, 2009), measurement of the provision must take into account this date and the upper limits defined by law and/or collective agreements.

## 30) Short-term interest-bearing loans and borrowings and current maturities of long-term debt

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Current maturities of long-term debt | 6,342 | 2,635 | 8,917 |
| Other short-term debt | 8,592 | 14,209 | 6,863 |
| **Total** | **14,934** | **16,844** | **15,780** |

## 31) Provisions

| | Restructuring | Warranties | Other provisions | Total |
|---|---|---|---|---|
| | | (in t€) | | |
| Balance at 1 October 2002 | 48,460 | 7,337 | 12,751 | **68,548** |
| Provisions made during the year | 2,481 | 781 | 8,594 | **11,856** |
| Provisions used during the year | (19,282) | (332) | (13,387) | **(33,001)** |
| Provisions reversed during the year | | | (12) | **(12)** |
| Reclassifications | | 104 | | **104** |
| Foreign exchange | | (2) | 170 | **168** |
| Other changes | | | | |
| **Balance at 30 September 2003** | **31,659** | **7,888** | **8,116** | **47,663** |
| *thereof non-current* | | *6,245* | | ***6,245*** |
| Balance at 1 October 2003 | 31,659 | 7,888 | 8,116 | **47,663** |
| Provisions made during the year | 4,907 | 645 | 7,606 | **13,158** |
| Provisions used during the year | (26,469) | (1,353) | (4,710) | **(32,532)** |
| Provisions reversed during the year | | (2,236) | (821) | **(3,057)** |
| Reclassifications | | | 195 | **195** |
| Foreign exchange | (74) | (26) | 5 | **(95)** |
| **Balance at 30 September 2004** | **10,023** | **4,918** | **10,391** | **25,332** |
| *thereof non-current* | | *3,115* | | ***3,115*** |
| Balance at 1 October 2004 | 10,023 | 4,918 | 10,391 | **25,332** |
| Provisions made during the year | 1,031 | 2,164 | 6,410 | **9,605** |
| Provisions used during the year | (6,585) | (768) | (2,944) | **(10,297)** |
| Provisions reversed during the year | (13) | (126) | (1,435) | **(1,574)** |
| Reclassifications | | (55) | 55 | |
| Foreign exchange | 2 | 118 | 619 | **739** |
| **Balance at 30 September 2005** | **4,458** | **6,251** | **13,096** | **23,805** |
| *thereof non-current* | | *3,963* | | ***3,963*** |

## 31) Provisions (Continued)

### Warranties

The Group issues various types of contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period.

The Company forms provisions for cost associated with product warranties at the date products are sold. Warranty accruals comprise provisions that are calculated for each individual case as well as lump-sum accruals. The current and non-current accruals for product warranties both show following development:

### Restructuring

Since 2003, the Group has undertaken restructuring and cost saving initiatives in connection with ongoing efforts to enhance efficiency and profitability. These measures were primarily focused on cost reduction as well as the improvement of manufacturing processes. In DCC, the implementation of restructuring programs to date has resulted in an overall reduction in production capacity through the closure of certain crane and component plants in Western Europe, the relocation of production capacity to new, cost-efficient plants in the Czech Republic, Spain and China and the reduction of headcount and personnel costs across all functions in high-cost countries.

In applying purchase accounting the restructuring programs at DCC known at the time of the Acquisition were treated as liabilities acquired, and the related restructuring provision valued at its fair market value of t€ 48,460.

The subsequent development of this provision is shown below:

| | Restructuring | | |
|---|---|---|---|
| | | (in t€) | |
| Balance at October 1, 2004 (2003, 2002) | 10,023 | 31,659 | 48,460 |
| Utilizations and transfers | (6,596) | (26,543) | (19,282) |
| Additions | 1,031 | 4,907 | 2,481 |
| **Balance at September 30, 2005 (2004, 2003)** | **4,458** | **10,023** | **31,659** |

During the period from October 1, 2003 to September 30, 2004 the accrued amount of t€ 26,543 was completely utilized for compensation, which has been paid for laid off employees, including t€ 2,648 for Management compensation. With regard to further restructuring measures t€ 4,907 have been accrued for restructuring cost in the previous financial year. Thus, as of September 30, 2004, accruals for restructuring liabilities amount to t€ 10,023. In the current business year an amount of t€ 6,596 was utilized for compensation payments and restructuring purposes. The company has accrued a further amount of t€ 1,031 for planned restructuring initiatives. Restructuring plans have been finalized and all necessary criteria for setting up a provision for restructuring cost are fulfilled. In addition to restructuring accruals and utilizations further restructuring measures are expensed through the Income statement, reference is made to Note 5 "Segment reporting".

## 32) Other short-term liabilities

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Accrued other personnel expenses | 26,079 | 22,952 | 27,158 |
| Outstanding suppliers invoices | 10,939 | 11,213 | 8,256 |
| Sales discounts/other sales related liabilities | 3,353 | 3,546 | 4,168 |
| Liabilities to social security, wage and church tax | 1,772 | 3,993 | 4,536 |
| Other liabilities | 23,956 | 25,942 | 31,063 |
| **Other short-term liabilities** | **66,099** | **67,646** | **75,181** |

## 33) Leasing

### Leases as lessee

### Operating leases

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

The Group enters into non-cancelable capital and operating lease agreements. The future minimum rental payments relating to leasing agreements during the basic rental period, if they cannot be terminated, are as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Less than one year | 8,818 | 5,340 | 8,718 |
| Between one and five years | 18,170 | 8,422 | 7,670 |
| More than five years | 5,161 | 538 | 88 |
| **Total Leasing Liabilities** | **32,149** | **14,300** | **16,476** |

### Finance leases

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance lease liabilities are payable as follows:

| | Minimum lease payments 2005 | Interest 2005 | Principal 2005 | Minimum lease payments 2004 | Interest 2004 | Principal 2004 | Minimum lease payments 2003 | Interest 2003 | Principal 2003 |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | (in t€) | | | | |
| Less than one year | 12 | | 12 | 3 | | 3 | 12 | | 12 |
| Between one and five years | 10 | — | 10 | — | — | — | 8 | — | 8 |
| | **22** | | **22** | **3** | **0** | **3** | **20** | **0** | **20** |

### 34) Contractual commitments

The following contractual commitments existed as of September 30, 2005 and could be categorized as follows:

- Fixed assets in the amount of t€ 19,564
- Inventories in the amount of t€ 19,293
- Other assets in the amount of t€ 750

Major contracts amounting to t€ 293 and t€ 382 have been signed for new machines. Software agreements with the amount of t€ 185 and an agreement for the server support service (t€ 678) have been concluded. In the Italian subsidiaries contracts for renting buildings have been signed, which are totaling t€ 623.

### 35) Contingent liabilities

Contingent liabilities are uncertainties in which the outcome has not been determined. This is, why they are not recognized as provisions. If the outcome is probable and estimable, the liability is shown in the balance sheet. Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

| | Maximum potential future obligation September 30 | | | Amount recognized as a liability September 30 | | |
|---|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2005 | 2004 | 2003 |
| | | | (in t€) | | | |
| Cross-stream guarantees | | | | | | |
| Credit guarantees | 12,690 | 6,383 | | | | |
| Notes | 13 | 1,396 | 1,476 | 474 | | |
| Guarantees for third-party liabilities | 10,710 | 1,127 | 3,611 | | | |
| Warranties | 13,211 | 6,619 | 7,682 | | 200 | 56 |
| Others | 2,646 | 383 | | | | |
| **Total** | **39,270** | **15,908** | **12,769** | **474** | **200** | **56** |

#### Notes

The amount disclosed is the face value of the transferred notes that had not become mature or been honored by the date of the financial statements and for which the Company, as the marker or endorser of the note, is liable, if the note is not honored.

#### Guarantees

Credit guarantees and other guarantees for third-party liabilities are liabilities that the Group preparing the financial statements assumes in relation to the creditor of a third party (guarantees to banks or others for third-party liabilities).

Together with Demag Investments S.àr.l. as Parent, certain subsidiaries within DCC are parties to a Senior Credit Facility and a Mezzanine Credit Facility Agreement (together, among other "the Finance Documents"). The guarantees provided for these agreements are full down-stream, up-stream and cross-stream given by the guarantors as defined in the Finance Documents – comprising certain material subsidiaries of the Demag Group – in favor of the Finance Parties. The guarantees as subject to limitations including being limited to the extent that otherwise the guarantee would amount to unlawful financial assistance and other jurisdiction specific tests (e.g. net assets). As of September 30, 2005 the maximum potential obligation amounts to t€ 499,899 (prior year: t€ 408,256).

## 35) Contingent liabilities (Continued)

### Environmental

The Company is subject to various lawsuits, claims and proceedings related to products, patents and other matters incidental to these businesses. Liabilities including accruals for significant litigation cost, related to such matters are recorded, if it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such pending matters will have a material adverse effect on the Company's financial position.

## 36) Related parties

The Company has relationships with other companies in the ordinary course of business, whereby it buys and sells a wide variety of products and services at arm's length. These customers and suppliers include private equity investment funds managed by KKR and Siemens AG as the principal owners of the Company's ultimate parent company is Demag Holding S.àr.l.

Transactions with Siemens AG, its subsidiaries and affiliated companies in addition to the acquisition of the seven businesses of the Group (refer to Note 3)"Acquisitions of subsidiaries") and several financing activities as described in Note 26) "Long term interest-bearing loans and borrowings" are as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Related party Siemens** | | | |
| Sales | 7,841 | 10,583 | 26,997 |
| Supplies and services | | | 9,487 |
| Trade receivables | 841 | 893 | 1,671 |
| Financial payables | | | 1,535 |
| Trade payables | 470 | 914 | 525 |

Trade receivables and payables from related parties are included in accounts receivable and in accounts payable, respectively. Financial and other receivables (financial and other payables) are included in other current assets (other current/other long-term liabilities, respectively).

The principal shareholder of the Company, DCC Luxembourg 2 S.àr.l., is holding 85.4% of the capital stock which amounts to t€ 1,450. As of September 30, 2004 the Company shows a receivable of t€ 3,126 against Demag Holding S.àr.l. relating to tax and pension claims associated with the Transaction agreement which has been paid in the current business year.

For significant further financial relations with KKR, Siemens and Demag Holding please refer to Note 26) "Long term interest-bearing loans and borrowings".

In addition, Demag Holding, through its wholly owned subsidiaries, provides certain services to the Group (e.g. strategic advice and financing services) in exchange for a fee. Holding charges were t€ 1,315 for the year ended September 30 2003, t€ 1,315 for the year ended September 30 2004 and t€ 1,166 for the year ended September 30 2005 respectively.

Demag Holding charges will be discontinued after the IPO (see also Note 37, "Subsequent events"). Management expects that similar charges will not be incurred in the future.

### Management Compensation

Total key management personnel compensation for the year ending September 30, 2005 was t€ 6,055 (2004: t€ 6,735; 2003: t€ 7,289). It includes short term employee benefits, post-employment benefits, other long-term benefits and termination benefits. Key management comprehends

### 36) Related parties (Continued)

executive and non executive directors including members of the supervisory board and any other key management staff that have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly.

### 37) Subsequent events

DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH are currently indirect subsidiaries of Demag Holding S.àr.l. ("Demag Holding"), which is ultimately 81% owned by private equity investment funds advised by KKR, and 19% owned by Siemens AG. Prior to the planned initial public offering (IPO), the DCC group and Gottwald group will be restructured. Gottwald HoldCo 3 (drei) GmbH will become a wholly-owned subsidiary of DCC HoldCo 3 (drei) GmbH, in a transaction between entities under common control. DCC HoldCo 3 (drei) GmbH will be converted into a public stock corporation ("Aktiengesellschaft").

The DCC and Gottwald groups are currently negotiating a new revolving credit facility that will replace the current financing. The new credit facility shall provide access to t€ 325,000, which may be used to service working capital needs or for other general corporate purposes.

### 38) Accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

In the preparation of these Consolidated Financial Statements, the following most significant estimates and assumptions have been made by management concerning in particular:

- Evaluating the need for and measurement of impairment losses,
- Accounting for pension obligations,
- Recognizing and measuring of provisions for tax, environmental, warranty and litigation risks, product returns, early retirement plans and restructurings,
- Determining inventory write-downs,
- Evaluating the extent to which deferred tax assets will be realized
- Allowances concerning trade receivables, other assets etc.

All estimates and assumptions are made to the best of management's knowledge and belief in order to fairly present the positions and results of the Company's operations. Given the uncertainty regarding the determination of these factors, actual results, however, could differ from these estimates.

### 39) Explanations about application of IFRS

The Group has retrospectively adopted International Financial Reporting Standards as at October 1, 2002, the first balance sheet date immediately following the Acquisition. For this reason the historical reconciliations that would otherwise be required under IFRS 1.38ff. are not considered necessary.

## DCC HOLDCO 3 (DREI) GmbH, WETTER
## AFFILIATED COMPANIES AS OF SEPTEMBER 30, 2005

**APPENDIX**

| Company | Company and location | Former name | Country Code | Interest and control held by | % of interest | % of control | Consolidation method | Remarks |
|---|---|---|---|---|---|---|---|---|
| DCC001 | Kranservice Rheinberg GmbH, Rheinberg | | DE | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC002 | Demag Cranes Components Pty. Ltd., Smithfield (Australia) | | AU | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC003 | DCC GmbH, Wetter | DCC Holdco 6 (sechs) GmbH, Wetter | DE | DCC HoldCo 5 (fünf) GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC004 | Demag Cranes & Components A/S, Kopenhagen (Denmark) | | DK | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC005 | Demag Cranes & Components spol. S r.o., Slany (Czech Republic) | | CZ | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC006 | Demag Cranes & Components AG, Dietlikon (Switzerland) | | CH | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC007 | Demag Cranes & Components (Pty.) Ltd., Johannesburg (South Africa) | | ZA | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC008 | Demag Cranes & Components Ltda., Cotia (Brazil) | | BR | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC009 | Demag Cranes & Components (India) Pte. Ltd., Pune (India) | | IN | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC011 | DCC Verwaltungs 2 (zwei) GmbH, Wetter | Zasche ergo GmbH, Wetter | DE | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC015 | Demag Cranes & Components Lda., Lissabon (Portugal) | | PT | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC016 | Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao (China) | | CN | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | Participation raised from 99.30% to 100.00% |
| DCC017 | Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai (China) | | CN | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC018 | Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong (China) | | CN | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC019 | Demag Cranes & Components SAS, Châlons en Champagne, (France) | | FR | DCC France HoldCo SA, Châlons en Champagne, (France) | 100.00 | 100.00 | 100.00 | |

## DCC HOLDCO 3 (DREI) GmbH, WETTER
## AFFILIATED COMPANIES AS OF SEPTEMBER 30, 2005

### APPENDIX (Continued)

| Company | Company and location | Former name | Country Code | Interest and control held by | % of interest | % of control | Consolidation method | Remarks |
|---|---|---|---|---|---|---|---|---|
| DCC020 | Demag Cranes & Components S.A., Madrid (Spain) | | ES | Demag Cranes & Components Spain Holdco S.A., Madrid (Spain) | 100.00 | 100.00 | 100.00 | |
| DCC021 | Mannesmann Dematic (Middle East) EC, Bahrain | | AE | DCC GmbH, Wetter | 92.15 | 100.00 | 100.00 | Participation raised from 51.00% to 92.15% |
| DCC022 | Demag Cranes & Components (Middle East) FZE, Dubai (UAE) | | VAE | Mannesmann Dematic (Middle East) EC, Bahrain | 100.00 | 100.00 | 100.00 | |
| DCC023 | Demag Cranes & Components S.p.A., Agrate Brianza (Italy) | | IT | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC024 | Donati Sollevamenti S.r.l., Varese (Italy) | | IT | Demag Cranes & Components S.p.A., Agrate Brianza (Italy), DCC GmbH, Wetter | 90.00<br>10.00 | 100.00 | 100.00 | |
| DCC027 | Demag Cranes & Components Corp., Cleveland (USA) | | US | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC028 | Crane America Services Corp., Dayton (USA) | | US | Demag Cranes & Components Corp., Cleveland (USA) | 100.00 | 100.00 | 100.00 | |
| DCC031 | Demag Cranes & Components GmbH, Salzburg (Austria) | | AT | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC032 | Demag Cranes & Components Guarantee Ltd., Banbury (UK) | | GB | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCC033 | Demag Cranes & Components Ltd., Banbury (UK) | | GB | Demag Cranes & Components Holdings Ltd., Banbury, (UK) | 100.00 | 100.00 | 100.00 | |
| DCC035 | Demag Cranes & Components Sp z o.o., Warszawa (Poland) | | PL | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCH001 | DCC HoldCo 3 (drei) GmbH, Wetter | | DE | DCC Lux 2 S.à r.l., Luxembourg, | 91.80 | | | |
| | | | | DCC Management Beteiligungs GmbH | 8.20 | 100.00 | | |
| DCH002 | DCC HoldCo 4 (vier) GmbH, Wetter | | DE | DCC Holdco 3 (drei) GmbH, Wetter, | 100.00 | 100.00 | 100.00 | |
| DCH003 | DCC HoldCo 5 (fünf) GmbH, Wetter | | DE | DCC HoldCo 4 (vier) GmbH, 100. Wetter | 100.00 | 100.00 | 100.00 | |
| DCH005 | DCC Verwaltungs GmbH, Wetter | | DE | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |

## DCC HOLDCO 3 (DREI) GmbH, WETTER
## AFFILIATED COMPANIES AS OF SEPTEMBER 30, 2005

### APPENDIX (Continued)

| Company | Company and location | Former name | Country Code | Interest and control held by | % of interest | % of control | Consolidation method | Remarks |
|---|---|---|---|---|---|---|---|---|
| DCH007 | DCC France HoldCo SA, Châlons en Champagne (France) | | FR | DCC HoldCo 5 (fünf) GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCH008 | Demag Cranes & Components Spain Holdco S.A., Madrid (Spain) | | ES | DCC GmbH, Wetter | 100.00 | 100.00 | 100.00 | |
| DCH009 | Demag Cranes & Components Holdings Ltd., Banbury (UK) | | GB | DCC GmbH, Wetter | 74.00 | | | |
| | | | | Demag Cranes & Components Guarantee Ltd., Banbury (UK) | 26.00 | 100.00 | 100.00 | |
| **NON CONSOLIDATED AFFILIATED COMPANIES** | | | | | | | | |
| DCC010 | MHE-Demag (S) Pte. Ltd., Singapore | | SG | DCC GmbH, Wetter | 50,00 | | nc | Associated company, consolidated at equity |
| DCC012 | Projektentwick-lungsgesellschaft Wetter (Ruhr) – Reme mbH, Wetter | | DE | DCC GmbH, Wetter | 10,00 | | nc | In Liquidation |
| DCC025 | Gutter Sollevamenti S.r.l., Lecco (Italy) | | IT | Donati Sollevamenti S.r.l., Varese (Italy) | 100,00 | | nc | |
| DCC026 | Donati Ltd., Liverpool (UK) | | GB | Donati Sollevamenti S.r.l., Varese (Italy) | 100.00 | | nc | |
| DCC050 | Demag Cranes & Components S.A., Buenos Aires (Argentina) | | AR | DCC GmbH, Wetter | 80.00 | | nc | |
| DCC051 | Nordpol Sp. z o.o., Warszawa (Poland) | | PL | DCC GmbH, Wetter | (98.00) | | | Liquidated |
| DCC052 | E & W Anlagenbau GmbH, Moormerland | | DE | Kranservice Rheinberg GmbH, Rheinberg | 6.67 | | nc | |

## DCC HOLDCO 3 (DREI) GmbH, WETTER

## AFFILIATED COMPANIES AS OF SEPTEMBER 30, 2005

### Independent Auditors' Report

To the Board of Directors and Shareholders of
DCC HoldCo 3 (drei) GmbH, Wetter

We have audited the accompanying consolidated opening balance sheet of DCC HoldCo 3 (drei) GmbH, Wetter, (the "Company") as of October 1, 2002 and the balance sheets as of September 30, 2003, 2004 and 2005, and the related statements of income, recognized income and expenses, cash flows and explanatory notes for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, such consolidated financial statements present fairly, in all material respects, the financial position of DCC HoldCo 3 (drei) GmbH, Wetter, as of October 1, 2002, and September 30, 2003, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

**Deloitte & Touche** GmbH
Wirtschaftsprüfungsgesellschaft

April 21, 2006

Crampton
(Wirtschaftsprüfer)

Dr. Loch
(Wirtschaftsprüfer)

# GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
FOR THE YEAR ENDED
SEPTEMBER 30, 2005, COMPARATIVE INFORMATION FOR THE YEARS ENDED
SEPTEMBER 30, 2004 AND 2003;
AND OPENING BALANCE SHEET AS OF OCTOBER 1, 2002

**GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF**

**CONSOLIDATED INCOME STATEMENT**

**for the year ended September 30**

| | Note | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| | | | (in t€) | |
| Sales | 3 | 237,089 | 194,916 | 183,423 |
| Cost of sales | | (186,458) | (151,895) | (156,567) |
| **Gross Profit** | | **50,631** | **43,021** | **26,856** |
| R & D expenses | 5 | (4,339) | (6,168) | (9,032) |
| Selling, general and administrative expense | 6 | (28,646) | (22,610) | (26,004) |
| Other operating income/(expense), net | 7 | 622 | 40 | (235) |
| **Earnings before interest and taxes (EBIT)** | | **18,268** | **14,284** | **(8,415)** |
| Interest and similar income/(expense), net | 8 | (10,009) | (7,635) | (1,930) |
| **Earnings before tax (EBT)** | | **8,259** | **6,649** | **(10,345)** |
| Income tax expenses | 9 | (4,071) | (3,611) | 3,580 |
| **Profit after tax** | | **4,188** | **3,038** | **(6,765)** |
| **Net income after tax (NIAT)** | | **4,188** | **3,038** | **(6,765)** |

The accompanying notes are an integral part of these consolidated financial statements.

## GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

## CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSES (SORIE)

### for the year ended September 30

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (in t€) | |
| Fair value recognition of effective portion of cash flow hedges | | 171 | (171) |
| Recognized actuarial gains and losses | (923) | 250 | (410) |
| **Net Income recognized directly in equity** | **(923)** | **421** | **(581)** |
| **Net income after tax** | **4,188** | **3,038** | **(6,765)** |
| attributable to the parent | 4,188 | 3,038 | (6,765) |
| **Total recognized income and expenses for the year** | **3,265** | **3,459** | **(7,346)** |
| attributable to the parent | 3,265 | 3,459 | (7,346) |

The accompanying notes are an integral part of the consolidated financial statements.

**GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF**

**CONSOLIDATED BALANCE SHEET**

**for the year ended September 30**

| | Note | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| | | | (in t€) | | |
| Goodwill | 10 | 7,442 | 7,442 | 7,442 | 7,442 |
| Other intangible assets | 10 | 17,747 | 13,131 | 12,441 | 13,223 |
| Property, plant + equipment | 11 | 32,443 | 31,089 | 31,489 | 28,422 |
| Other investments | 12 | 126 | | | 25 |
| Unamortized debt issuance cost | 13 | 1,997 | 1,787 | 2,352 | 2,638 |
| Long-term trade receivables | 14 | 3,372 | 3,662 | 4,505 | |
| Other long-term assets | 15 | 1,806 | 1,980 | | |
| Deferred tax assets | 16 | 4,995 | 5,012 | 8,580 | 1,609 |
| **Total non-current assets** | | **69,928** | **64,103** | **66,809** | **53,359** |
| Inventories | 17 | 49,561 | 58,161 | 73,509 | 92,388 |
| Advance payments made | | 303 | 438 | 55 | 8 |
| Accounts receivable | 18 | 23,887 | 16,667 | 16,365 | 6,200 |
| Short-term financial receivables | 19 | 33,989 | 10,749 | 700 | 938 |
| Other current assets | 20 | 4,530 | 4,597 | 4,034 | 5,065 |
| Cash and cash equivalents | 21 | 3,712 | 8,565 | 16,704 | 7,859 |
| **Total current assets** | | **115,982** | **99,177** | **111,367** | **112,458** |
| **Total assets** | | **185,910** | **163,280** | **178,176** | **165,817** |
| Common stock | | 757 | 757 | 704 | 25 |
| Additional paid-in capital | | 14,643 | 14,643 | 13,866 | 14,545 |
| Statement of recognized income and expenses | | (1,083) | (160) | (581) | |
| Retained Earnings, net of minorities | | 368 | (3,820) | (6,858) | (93) |
| **Equity attributable to equity holders of the parent** | | **14,685** | **11,420** | **7,131** | **14,477** |
| **Total equity** | | **14,685** | **11,420** | **7,131** | **14,477** |
| Long-term interest-bearing loans and borrowings | 23 | 86,159 | 71,515 | 69,807 | 70,239 |
| Pension plans and similar commitments | 25 | 12,013 | 9,928 | 9,251 | 7,508 |
| Long-term provisions | 28 | 3,483 | 4,043 | 3,929 | 3,680 |
| Other long-term liabilities | 26 | 2,465 | 2,589 | 2,544 | 2,425 |
| Deferred tax liabilities | 16 | 5,581 | 3,152 | 4,270 | 1,257 |
| **Total non-current liabilities** | | **109,701** | **91,227** | **89,802** | **85,109** |
| Short-term interest-bearing loans and borrowings and current maturities of long-term debt | 27 | 217 | 228 | 914 | 2,731 |
| Accounts payable | | 17,502 | 18,222 | 12,524 | 7,405 |
| Advance payments received | | 22,206 | 21,274 | 45,364 | 32,519 |
| Short-term provisions | 28 | 1,163 | 2,711 | 5,361 | 8,295 |
| Accrued tax liabilities (income/trade) | | 2,333 | 1,403 | 182 | 570 |
| Other short-term liabilities | 29 | 18,103 | 16,795 | 16,899 | 14,712 |
| **Total current liabilities** | | **61,524** | **60,633** | **81,244** | **66,232** |
| **Total liabilities and shareholders' equity** | | **185,910** | **163,280** | **178,176** | **165,817** |

The accompanying notes are an integral part of these consolidated financial statements.

**GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF**

**CONSOLIDATED STATEMENT OF CASH FLOWS**

**for the year ended September 30**

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (in t€) | |
| **Net income after tax** | **4,188** | **3,038** | **(6,765)** |
| Depreciation & amortization, impairment | 4,815 | 4,664 | 4,254 |
| Interest income/expenses, net | 10,009 | 7,635 | 1,930 |
| Income taxes | 4,071 | 3,610 | (3,580) |
| **Subtotal** | **23,083** | **18,947** | **(4,161)** |
| Change in inventory | 8,600 | 15,348 | 18,880 |
| Change in accounts receivable (trade) | (6,931) | 955 | (14,804) |
| Change in accounts payable (trade) | (721) | 5,698 | 4,302 |
| Change in advance payments, net | 1,066 | (24,472) | 14,855 |
| (Gain)/loss on the disposal of fixed assets | 15 | 107 | |
| Change in other assets/liabilities | (397) | (5,274) | 6,208 |
| Effect of foreign exchange rate changes in free cash flow | | (1,146) | (4,504) |
| **Cash flow from operations before interest & taxes** | **24,715** | **10,163** | **20,777** |
| Net Interest payments | (8,442) | (3,655) | (4,481) |
| Income tax payments | (91) | (30) | |
| **Cash flow from operating activities** | **16,182** | **6,478** | **16,296** |
| Acquisitions (purchase price + debt) | (126) | | 9 |
| Development cost | (4,588) | (967) | |
| Capital Expenditure | (6,239) | (4,375) | (6,599) |
| Disposal proceeds | 28 | 30 | 86 |
| **Cash flow from investing activities** | **(10,925)** | **(5,313)** | **(6,504)** |
| **Free Cash Flow before financing*** | **5,257** | **1,165** | **9,792** |
| Increase (decrease) in debt** | (10,111) | (10,071) | (560) |
| Other changes in equity | | 830 | (283) |
| **Cash flow from financing activities** | **(10,111)** | **(9,241)** | **(843)** |
| **Net increase/(decrease) in cash and cash equivalents** | **(4,820)** | **(8,076)** | **8,949** |
| Cash and cash equivalents at the beginning of the year | 8,565 | 16,704 | 7,859 |
| Effect of foreign exchange rate changes | (33) | (64) | (104) |
| **Cash and cash equivalents at the end of the year** | **3,712** | **8,564** | **16,704** |
| **Free cash flow before financing, interest & tax payments*** | **13,790** | **4,850** | **14,273** |

* *The Group uses free cash flow before financing as it represents the amounts available to distribute to either investors or to fund other financing needs. Additional information on key performance measures used by the group, see note 4.*

** 

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Repayment of Siemens vendor loan note | | (27,535) | |
| Repayment of vanilla loan note | (18,185) | | |
| Scheduled repayment of senior debt | (1,500) | | |
| Mandatory repayment of senior debt | (13,777) | (10,556) | |
| Repayment of Mezzanine debt | (30,904) | 0 | |
| Mezzanine loan borrowings | 20,000 | 30,000 | |
| Loan to Demag Finance loan | (15,000) | | |
| Repayment of Demag Finance debt | (7,001) | 7,001 | |
| Senior loan borrowings | 65,000 | | |
| *Change in Intersilo Cash Pool* | (8,238) | (10,650) | |
| Increase (decrease) in other financial debt | (506) | 1,668 | (560) |
| | (10,111) | (10,071) | (560) |

The accompanying notes are an integral part of these consolidated financial statements.

## GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

## CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

## AS OF 30 SEPTEMBER 2003, 2004 AND 2005

| | Common Stock | Additional paid in Capital (APIC) | Statement of recognized income and expenses (SORIE) | Retained earnings | Total Shareholders' equity | Minority interest | Total Equity |
|---|---|---|---|---|---|---|---|
| | | | | (in t€) | | | |
| Balance at 1 October 2002 | 25 | 14,545 | | (93) | 14,477 | | 14,477 |
| Net income after tax | | | | (6,765) | (6,765) | | (6,765) |
| Other changes | 679 | (679) | (581) | | (581) | | (581) |
| **Balance at 30 September 2003** | **704** | **13,866** | **(581)** | **(6,858)** | **7,131** | | **7,131** |
| Balance at 1 October 2003 | 704 | 13,866 | (581) | (6,858) | 7,131 | | 7,131 |
| Net income after tax | | | | 3,038 | 3,038 | | 3,038 |
| Other changes | 53 | 777 | 421 | | 1,251 | | 1,251 |
| **Balance at 30 September 2004** | **757** | **14,643** | **(160)** | **(3,820)** | **11,420** | | **11,420** |
| Balance at 1 October 2004 | 757 | 14,643 | (160) | (3,820) | 11,420 | | 11,420 |
| Net income after tax | | | | 4,188 | 4,188 | | 4,188 |
| Other changes | | | (923) | | (923) | | (923) |
| **Balance at 30 October 2005** | **757** | **14,643** | **(1,083)** | **368** | **14,685** | | **14,685** |

The accompanying notes are an integral part of these consolidated financial statements.

**Detailed Index of the Notes to the Consolidated Financial Statements**

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## 1) Business description, background and basis of presentation

On September 24, 2002, private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired seven businesses from Siemens AG. The businesses transferred included, among others, Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, ("Gottwald" or the "Company" (the "Acquisition")).

Gottwald HoldCo 3 (drei) GmbH is the leading company of the Gottwald group, the world's number one producer of mobile harbor cranes and a pioneer in automated container handling and integrated software solutions.

The accompanying consolidated balance sheet of Gottwald as of September 30, 2005 and the related statements of income, changes in equity and cash flow for the year then ended are prepared in accordance with International Financial Reporting Standards (IFRS).

The purchase method of accounting, which allocates the purchase price to the fair value of assets acquired and liabilities assumed, has been followed by Gottwald in accordance with IFRS 3.

## 2) Significant accounting policies

Gottwald is a company domiciled in Germany.

The financial statements were authorized for issue on April 21, 2006.

### Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its Interpretations adopted by the International Accounting Standards Board (IASB). These financial statements carry comparative data for all three years of the Company's existence. For further information on the adoption of IFRS, please see note 36 "Explanations about application of IFRS". All Standards (IAS and IFRS) and Interpretations (SIC and IFRIC) that were effective by 30 September 2005 and in addition to that considering the changes of the Improvement Project as well as amendments to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments" have been applied for the current and also for restatement of all previous periods besides IAS 24 "Related Parties", which has been applied in the version of January 1986. The Company will adopt IAS 24 (revised 2004) in its financial statements of the year ending September 30, 2006.

### Basis of preparation

The financial statements are presented in Euro, rounded to the nearest thousand. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale.

Non-current assets are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have

**2) Significant accounting policies (Continued)**

significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 35 "Accounting estimates and judgments".

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Gottwald entities.

**Basis of Consolidation**

The consolidated financial statements include the following companies of Gottwald:

- Gottwald HoldCo 3 (drei) GmbH, Dusseldorf
- Gottwald HoldCo 4 (vier) GmbH, Dusseldorf
- Gottwald Port Technology GmbH, Dusseldorf
- Gottwald Port Technology Verwaltungsgesellschaft mbH, Dusseldorf

All significant intercompany transactions have been eliminated in the consolidation.

**Foreign currency**

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement.

Operating foreign currency transaction gains and losses (transactions denominated in a currency other than the entity's functional currency) are included in other operating income (expense), net. Financing related foreign currency transaction gains and losses are included in interest and similar income (expense), net.

**Sales**

Sales are recognized for product sales when title passes, the risks and rewards of ownership have been transferred to the customer, the value is fixed or determinable, and collection is probable. Concerning multi-component-contracts, the recognition of sales from goods sold and services rendered are separated. Sales from service are recognized either after the Company has rendered service or over the life of the service contract. If product sales are subject to customer acceptance, revenues are recognized upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period. Revenue from sales of spare parts is recognized upon delivery.

Lease incentives granted are recognized as an integral part of the total rental income.

The Company sells some machines to leasing companies, which then enter into lease agreements with the end-user for periods normally ranging from one to five years. Under certain conditions, the Company is obligated to repurchase the machine from the leasing company or to reimburse the leasing company for economic losses incurred through a default by the end-user. The Company's revenue recognition policy for machine sales under such arrangements depends upon the terms of the underlying lease agreement. If, based on the terms of the lease agreement, the Company retains substantial risks of ownership in the leased machine, the transaction is treated as a borrowing and sales and gross profits are recognized over the lease term. If substantial risks of ownership are not retained, revenue is recognized in full upon shipment or delivery, consistent with normal sales.

**Cost of Sales**

Cost of sales includes costs directly attributable to the production process.

**2) Significant accounting policies (Continued)**

**Research and Development Expenses**

Research costs and development costs are expensed as incurred except for the cost of development projects which have been capitalized.

**Income tax**

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

**Derivative Financial Instruments**

All derivative financial instruments are stated at fair value as of the balance sheet date under other assets/other liabilities.

Changes in the fair value of derivative financial instruments are recognized either in the consolidated statement of income or shareholder's equity depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivative financial instruments designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized in the consolidated statement of income. For derivative financial instruments designated as cash flow hedges, changes in fair values of the effective portion are recognized in equity, net of deferred taxes, until the hedged item is recognized in earnings. The ineffective portions of the changes in fair values are directly recognized in earnings. Derivatives, which do not meet the criteria for hedge accounting, are marked to market and impact the consolidated statement of income immediately.

**Goodwill**

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. All goodwill has been initially recognized applying the standards of IFRS 3.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

**Intangible Assets**

Intangible assets include goodwill, patents, order and production backlog, brands, software, service contracts, technology, customer relationships, supplier relationships and capitalized development projects.

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or

**2) Significant accounting policies (Continued)**

design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, if it is considered probable that the product or process will generate future economic benefits and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Other intangible assets that are acquired by the Company are stated at cost less accumulated amortization and impairment losses see below ("Impairment and recoverability").

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

Subsequent expenditures on capitalized intangible assets are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate and the cost can be measured reliably. All other expenditure is expensed as incurred.

The Company amortizes intangible assets with finite useful lives using the straight-line method over the shorter of their contractual rights or their expected useful lives. Goodwill (and intangible assets other than goodwill that are determined to have indefinite useful lives) is not amortized, but instead tested for impairment at least annually. If the carrying amount of the net assets, including goodwill, exceeds the sum of the discounted cash flows estimated to be generated by the respective reporting unit, impairment is recorded. Such impairment charges are recorded in the amount of the excess of the carrying value of the net tangible and identifiable intangible assets and goodwill over the discounted cash flows of the reporting unit.

**Table of estimated useful lives for intangible assets**

| | Average useful life |
|---|---|
| Patents, licenses and similar rights | 5 |
| Capitalized Development Cost | 5 |
| Brands | Indefinite |
| Software | 3 |

**Property, plant and equipment**

Property, plant, and equipment is valued at acquisition cost less accumulated depreciation.

Property, plant and equipment comprise land, land rights, buildings, including buildings on third-party land, machinery and equipment as well as other equipment.

Leases in terms of which Gottwald assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses see below ("Impairment and recoverability").

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. Cost of its dismantlement, removal, restoration or recultivation is also included. All other costs are recognized in the income statement as an expense as incurred.

Construction work in progress is stated at cost plus profit recognized to date less a provision for foreseeable losses and less progress billings. Cost includes all expenditure related directly to

**2) Significant accounting policies (Continued)**

specific projects and an allocation of fixed and variable overheads incurred in the Company's contract activities based on normal operating capacity.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost is depreciated separately. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

The following estimated useful lives are used:

| | |
|---|---|
| Factory and office buildings | 25 to 33 years |
| Other buildings | 8 to 25 years |
| Technical machinery & equipment | 5 to 12 years |
| Furniture & office equipment | 3 to 10 years |

**Other Investments**

The Company does not hold any securities classified as trading or held-to-maturity.

Debt securities for which the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognized directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses.

When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in profit or loss. The fair value of financial instruments classified as held for trading and available-for-sale is their quoted bid price at the balance sheet date. Financial instruments classified as held for trading or available-for-sale investments are recognized/derecognized by the Company on the date it commits to purchase/sell the investments.

**Unamortized debt issuance costs**

Debt issuance costs are deferred and amortized over the expected life of the related borrowings.

**Inventories**

Inventories are carried at the lower of net realizable value or production cost using average prices or market value. Production costs comprise direct cost of material and labor and a portion of manufacturing overheads. Allowances are set up on the basis of the analysis of slow moving or obsolete stock.

**Accounts receivable**

Receivables are recorded at nominal value less discounts and valuation allowances. Non-current receivables are stated at their present value.

**Other current assets**

Other current assets are stated at their cost less provisions to reflect realizable value.

**Cash and cash equivalents**

The Company considers all highly liquid investments to be cash equivalents.

## 2) Significant accounting policies (Continued)

### Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

### Employee benefits

Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

The Company's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate assumptions used reflect the rates available on high-quality fixed-income debt instruments.

Changes in the amount of either the defined benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains and losses.

The calculation is performed by a qualified actuary using the projected unit credit method. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

Actuarial gains and losses are recognized in the statement of recognized income and expense (SORIE) as part of equity.

The Company's net obligation in respect of long-term service benefits other than pension plans is the amount of future postretirement healthcare benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rated bonds that have maturity dates approximating to the terms of the Company's obligations.

### Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Provisions for estimated costs related to product warranties are made at the time the related sale is recorded.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

### Accounts payable

Trade and other payables are stated cost.

## 2) Significant accounting policies (Continued)

### Impairment and recoverability of assets

The carrying amounts of the Company's assets, other than inventories and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For goodwill, for assets that have an indefinite useful life and for intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro-rata basis.

If a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized directly in equity is recognized in profit or loss even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

The recoverable amount of the Company's receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of a receivable carried at amortized cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

## 3) Sales

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (in t€) | |
| Sale of goods | 216,285 | 176,044 | 167,900 |
| Spare parts | 12,309 | 10,958 | 8,041 |
| Services and spare parts | 4,969 | 5,865 | 4,955 |
| Other Sales | 3,526 | 2,049 | 2,527 |
| **Total Sales** | **237,089** | **194,916** | **183,423** |

## 4) Segment Reporting

The Gottwald Group distinguishes between business and geographical segments, whereby the primary segment reporting format is based on the organization of the Gottwald Group as a single business segment, Port Technology. The extent and content of the information to be provided with regard to the segments is set out in the primary segment reporting format "business segment" and also in the secondary segment reporting format "geographical segment". This structure reflects internal reporting (management approach) and takes into account related risks and earnings structures.

### Primary reporting format (business segment)

*Within "Port Technology" the Group develops, manufactures, assembles, delivers and* maintains mobile harbor cranes and automated container handling systems including storage and integrated software solutions.

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Port technology** | | | |
| **Segment revenues** | **237,089** | **194,916** | **183,423** |

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Port technology** | | | |
| **Segment gross profit** | 52,000 | 43,622 | 43,699 |
| Adjustments: | | | |
| +/- Effects from Purchase accounting in inventory | | 459 | (16,418) |
| - Effects from Purchase accounting deprec./amortiz. | (310) | (345) | (369) |
| - Adjustments for one off effects | (1,058) | (715) | (57) |
| **Gross profit** | **50,632** | **43,021** | **26,855** |

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Port technology** | | | |
| **Segment profit** | 20,382 | 15,549 | 9,587 |
| | **20,382** | **15,549** | **9,587** |
| Adjustments: | | | |
| +/- Effects from Purchase accounting in inventory | | 459 | (16,418) |
| - Effects from Purchase accounting deprec./amortiz. | (320) | (396) | (379) |
| - Adjustments for one off effects* | (1,445) | (953) | (830) |
| - Adjustments for Holding charges | (349) | (375) | (375) |
| **EBIT** | **18,268** | **14,284** | **(8,415)** |

* *thereof Consulting* *(1,445)* *(953)* *(830)*

### 4) Segment Reporting (Continued)

Group policy is that, where explicit authorization is received from Demag Holding, costs of external consultants are adjusted. Not all consultancy costs were adjusted as there is an underlying level of consultancy services in business operations.

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Other disclosures** | | | |
| Capital expenditure | 10,828 | 5,335 | 7,062 |
| Depreciation & amortization | 4,144 | 3,934 | 3,520 |
| Assets | 185,910 | 163,280 | 178,176 |
| Liabilities | 171,225 | 151,860 | 171,045 |

**Secondary reporting format (geographical segments)**

Revenues are allocated to countries based on the customer's domicile. The geographic information is provided for Germany and Europe as the most significant market places of the group, the Americas and the rest of the world.

Sales to customers presented by geographic region are as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in m€) | |
| Germany | 26 | 24 | 9 |
| Europe (excluding Germany) | 132 | 65 | 73 |
| The Americas | 17 | 13 | 23 |
| Other regions | 62 | 93 | 78 |
| | **237** | **195** | **183** |

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Capital expenditure | 10,828 | 5,335 | 7,062 |
| Assets | 185,910 | 163,280 | 178,176 |

All assets and capital expenditure are located in Germany.

In addition to these segment measures the Group manages its overall profitability and cash flows using certain internal non GAAP measures. For its profitability assessment, management uses what it defines as adjusted EBITDA. Management believes that adjusted EBITDA permits a more meaningful basis upon which to compare the Group's results of operations from year to year. This is calculated as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Segment profit (Adjusted EBIT)** | **20,382** | **15,549** | **9,587** |
| + Depreciation & Amortization | 4,495 | 4,268 | 3,875 |
| **Adjusted EBITDA** | **24,877** | **19,817** | **13,462** |

For cash flow purposes the Group manages its cash flow using internal non-GAAP measures. These include free cash flow and free cash flow before interest and tax payments. Free cash flow is

### 4) Segment Reporting (Continued)

defined as cash flow before financing costs and is used by the Group as management believes it is a representation of the amounts it has available to distribute to either investors or to fund other financing needs.

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Cash flow from operating activities | 16,182 | 6,478 | 16,296 |
| Cash flow from investing activities | (10,925) | (5,313) | (6,504) |
| **Free Cash flow before financing** | **5,257** | **1,165** | **9,792** |
| Net interest payments | 8,442 | 3,655 | 4,481 |
| Income tax payments | 91 | 30 | |
| **Free Cash flow before financing, interest and tax payments** | **13,790** | **4,850** | **14,273** |

The definitions of these key performance measures used by the Group may differ from the definition used by other companies and the figures presented may thus not be fully comparable. These measures should not be used in isolation or as substitutes for the other analysis provided in the financial statements. In particular, they should not be considered by investors as alternatives to other indicators of the Group's performance as determined by IFRS.

### 5) Research & Development expenses

Total R&D costs for the year ending September 30, 2005 were t€ 8,878 (2004: t€ 7,136, 2003: t€ 9,032), of which t€ 4,588 (2004: t€ 967, 2003: t€ 0) were capitalized and t€ 4,339 (2004: t€ 6,168, 2003: t€ 9,032) were expensed. For further information on capitalized R&D expenses please refer to Note (10) Intangible assets and Goodwill.

### 6) Selling, general and administration expenses

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Selling and distribution expenses | 24,096 | 18,696 | 22,256 |
| General and administration expenses | 4,550 | 3,914 | 3,748 |
| **Selling, general and administration expenses** | **28,646** | **22,610** | **26,004** |

Selling expenses include sales commissions to agents.

### 7) Other operating income and expense, net

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Foreign currency transaction gains | 621 | 599 | 855 |
| Foreign currency transaction losses | (975) | (890) | (1,091) |
| Gains on disposal of non-current assets | 2 | 46 | 43 |
| Losses of disposal of non-current assets | (154) | (153) | (43) |
| Income from release of other accruals | 666 | | |
| Miscellaneous, net | 462 | 438 | 1 |
| **Other operating income (expense), net** | **622** | **40** | **(235)** |

## 8) Interest and similar income (expense)

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Currency gains | | 1,146 | 4,504 |
| Currency losses | | | |
| Mark-to-market revaluation from interest rate swaps | (543) | 46 | |
| Other mark-to-market revaluations | | | |
| Amortization of debt issuance cost | (2,453) | (1,844) | (286) |
| Interest on vanilla loan | (615) | (1,653) | (1,503) |
| Interest on vendor loan | | (1,075) | (2,540) |
| Interest on Senior Credit Facility | (845) | (1,843) | (2,139) |
| Interest on Mezzanine Credit Facility | (2,806) | (1,758) | 0 |
| Interest expense on pension provision | (544) | (479) | (405) |
| Interest expense on LT provision | (104) | (118) | (117) |
| Other interest and similar expense | (2,099) | (57) | 556 |
| **Interest and similar income (expense), net** | **(10,009)** | **(7,635)** | **(1,930)** |

As of January 31, 2005 the Vanilla Loan has been repaid.

In the financial year 2003, the mark-to-market effect from the interest rate swaps, t€ 171, was charged through equity (t€ 109 net of deferred taxes). Since the hedging requirements were not met any more, this charge was reversed through the income statement within the financial year 2004.

## 9) Income tax (expense)/credit

As of September 30, 2004, deferred taxes for German companies were calculated on the basis of a corporation tax rate of 25.0%, a solidarity surcharge of 5.5% and a trade profit tax, resulting in a total tax rate of 39.6%. Deferred taxes for foreign companies are based on enacted local tax rates.

Income tax (expense)/credit for the year ending September 30, 2005 consisted of the following:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Income tax (expense)/credit** | | | |
| Current income taxes | | | |
| Germany | (891) | (1,398) | 0 |
| Other countries | (130) | (36) | 0 |
| **Subtotal** | **(1,021)** | **(1,434)** | **0** |
| Deferred taxes | | | |
| Germany | (3,051) | (2,177) | 3,580 |
| Other countries | 1 | 0 | 0 |
| **Subtotal** | **(3,050)** | **(2,177)** | **3,580** |
| **Income tax (expense)/credit** | **(4,071)** | **(3,611)** | **3,580** |

## 9) Income tax (expense)/credit (Continued)

Income tax expense differs from German expected blended rate (39.6%) as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Calculated tax. exp. (credit) at aggregate German rate (39.6%) | (3,271) | (2,633) | 4,097 |
| Additions/deductions for trade tax purposes | (791) | (527) | (504) |
| Other permanent differences | (9) | (451) | (13) |
| **Income tax (expense) credit** | **(4,071)** | **(3,611)** | **3,580** |

Deferred tax charges/credits recognized directly in equity

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Relating to Hedging | 0 | 0 | 0 |
| Relating to equity securities available-for-sale | 0 | 0 | 0 |
| Relating to actuarial gains and losses in pensions | 605 | 114 | 450 |

For information on deferred tax assets and liabilities please refer to Note 16) Deferred tax assets and liabilities.

## 10) Goodwill and other intangible assets

| | Goodwill | Brands | Patents | Capitalized Development cost-under construction | Capitalized Development cost | Software | Prepayments on account to others | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | (in t€) | | | | |
| **Cost** | | | | | | | | |
| Balance at 1 October 2002 | 7,442 | 9,747 | 97 | | | 3,379 | | 20,665 |
| Acquisitions through business combinations | | | | | | | | |
| Other acquisitions—internally developed | | | | | | | | |
| Additions | | | | | | 462 | 119 | 581 |
| Disposals | | | | | | | | |
| Reclassifications | | | | | | | | |
| Other changes | | | | | | | | |
| Effect of movements in foreign exchange | | | | | | | | |
| **Balance at 30 September 2003** | **7,442** | **9,747** | **97** | | | **3,841** | **119** | **21,246** |
| Balance at 1 October 2003 | 7,442 | 9,747 | 97 | | | 3,841 | 119 | 21,246 |
| Acquisitions through business combinations | | | | | | | | |
| Other acquisitions—internally developed | | | | | | | | |
| Additions | | | | 967 | | 564 | 696 | 2,227 |
| Disposals | | | | | | (46) | | (46) |
| Reclassifications | | | | | | | | |
| Effect of movements in foreign exchange | | | | | | | | |
| **Balance at 30 September 2004** | **7,442** | **9,747** | **97** | **967** | | **4,359** | **814** | **23,427** |
| Balance at 1 October 2004 | 7,442 | 9,747 | 97 | 967 | 0 | 4,359 | 814 | 23,427 |
| Acquisitions through business combinations | | | | | | | | 0 |
| Other acquisitions—internally developed | | | | | | | | 0 |
| Additions | | | 65 | 4,045 | 544 | 1,248 | 154 | 6,056 |
| Disposals | | | (97) | | | (3,338) | | (3,435) |
| Reclassifications | | | | (442) | 442 | 814 | (814) | 0 |
| Other changes | | | | | | | | 0 |
| **Balance at 30 September 2005** | **7,442** | **9,747** | **65** | **4,570** | **986** | **3,083** | **153** | **26,048** |

## 10) Goodwill and other intangible assets (Continued)

(in t€)

| | Goodwill | Brands | Patents | Capitalized Development cost-under construction | Capitalized Development cost | Software | Prepayments on account to others | Total |
|---|---|---|---|---|---|---|---|---|
| **Amortization and impairment losses** | | | | | | | | |
| Balance at 1 October 2002 | | | | | | | | |
| Amortization for the year | | | (33) | | | (1,331) | | (1,364) |
| Impairment charge | | | | | | | | |
| Reversal of impairment losses | | | | | | | | |
| Disposals | | | | | | | | |
| Effect of movements in foreign exchange | | | | | | | | |
| **Balance at 30 September 2003** | | | **(33)** | | | **(1,331)** | | **(1,364)** |
| Balance at 1 October 2003 | | | (33) | | | (1,331) | | (1,364) |
| Amortization for the year | | | (33) | | | (1,503) | | (1,536) |
| Impairment charge | | | | | | | | |
| Disposals | | | | | | 46 | | 46 |
| Effect of movements in foreign exchange | | | | | | | | |
| **Balance at 30 September 2004** | | | **(66)** | | | **(2,788)** | | **(2,854)** |
| Balance at 1 October 2004 | | | (66) | | | (2,788) | | (2,854) |
| Amortization for the year | | | (34) | | (72) | (1,332) | | (1,438) |
| Impairment charge | | | | | | | | |
| Disposals | | | 97 | | | 3,335 | | 3,432 |
| Other changes | | | | | | | | |
| **Balance at 30 September 2005** | **0** | **0** | **(2)** | **0** | **(72)** | **(785)** | **0** | **(859)** |
| **Carrying amounts** | | | | | | | | |
| At 1 October 2002 | 7,442 | 9,747 | 97 | | | 3,379 | 0 | 20,665 |
| At 30 September 2003 | 7,442 | 9,747 | 64 | | | 2,512 | 120 | 19,885 |
| At 1 October 2003 | 7,442 | 9,747 | 64 | | | 2,512 | 120 | 19,885 |
| At 30 September 2004 | 7,442 | 9,747 | 31 | 967 | | 1,572 | 814 | 20,573 |
| At 1 October 2004 | 7,442 | 9,747 | 31 | 967 | | 1,572 | 814 | 20,573 |
| **At 30 September 2005** | **7,442** | **9,747** | **61** | **4,570** | **914** | **2,300** | **155** | **25,189** |

## 10) Goodwill and other intangible assets (Continued)

In fiscal year 2005, t€ 4,045 of capitalized development cost was included in assets under construction, thereof Mobile Harbor Cranes t€ 2,516 (2004 t€ 0), Cranes on Barge t€ 77 (2004 t€ 162), Automated Stacker Cranes t€ 1,107 (2004 t€ 526), E-Automated Guided Vehicle t€ 344 (2004 t€ 0). Capitalized R&D has been tested for impairment with the following result: No impairment losses.

### Amortization and impairment charge

The amortization and impairment charge is recognized in the following line items in the income statement:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (in t€) | |
| Cost of sales | 85 | 127 | 106 |
| Research and Development | 1,014 | 1,137 | 1,132 |
| Selling, General & Administrative | 338 | 272 | 126 |
| Other operating expenses | | | |
| | **1,437** | **1,536** | **1,364** |

### Goodwill

Goodwill originated mainly from the acquisition. An impairment test has been conducted with the result that no impairment charge had to be taken into account during the year ending September 30, 2005. The Company is in the process of obtaining further details regarding certain adjustments as required per the Transaction Agreement including, but not limited to, tax indemnities borne by Siemens AG for all types of taxes paid subsequent to June 30, 2002, related to the period prior to June 30, 2002. Accordingly, certain purchase price allocations are subject to refinement.

### Impairment test for goodwill

Goodwill has been allocated to the Company as a whole and tested for impairment with the following result: No impairment losses.

## 11) Property, plant and equipment

| | Land | Buildings and land improvements | Machinery and equipment | Other equipment | Prepayments and construction in progress | Property, plant and equipment under capital leases | Total |
|---|---|---|---|---|---|---|---|
| | | | | (in t€) | | | |
| **Cost** | | | | | | | |
| Balance at 1 October 2002 | 17,000 | 3,500 | 4,617 | 2,077 | 920 | 309 | **28,423** |
| Acquisitions through business combinations | | | | | | | |
| Additions | | 1,159 | 3,899 | 1,377 | | 46 | **6,481** |
| Disposals | | | (33) | (372) | (430) | | **(835)** |
| Reclassifications | | | | | | | |
| Effect of movements in foreign exchange | | | | | | | |
| **Balance at 30 September 2003** | **17,000** | **4,659** | **8,483** | **3,082** | **490** | **355** | **34,069** |
| Balance at 1 October 2003 | 17,000 | 4,659 | 8,483 | 3,082 | 490 | 355 | **34,069** |
| Acquisitions through business combinations | | | | | | | |
| Additions | 19 | 1,075 | 1,042 | 798 | 159 | 15 | **3,108** |
| Disposals | | (116) | (42) | (317) | | (370) | **(845)** |
| Reclassifications | | | | | | | |
| Effect of movements in foreign exchange | | | | | | | |
| **Balance at 30 September 2004** | **17,019** | **5,618** | **9,483** | **3,563** | **649** | **0** | **36,332** |
| Balance at 1 October 2004 | 17,019 | 5,618 | 9,483 | 3,563 | 649 | 0 | **36,332** |
| Acquisitions through business combinations | | | | | | | |
| Other acquisitions | | 757 | 1,222 | 1,229 | 1,500 | 64 | **4,772** |
| Transfer to investment property | | | | | | | **0** |
| Disposals | | (16) | (4) | (464) | | | **(484)** |
| Reclassifications | | 431 | | 17 | (448) | | **0** |
| Other changes | | (4) | 4 | | | | **0** |
| **Balance at 30 September 2005** | **17,019** | **6,786** | **10,705** | **4,345** | **1,701** | **64** | **40,620** |
| **Depreciation and impairment losses** | | | | | | | |
| Balance at 1 October 2002 | | | | | | | |
| Depreciation charge for the year | | (761) | (1,051) | (1,002) | | (86) | **(2,900)** |
| Impairment losses | | | | | | | |
| Disposals | | | | 320 | | | **320** |
| Reclassifications | | | | | | | |
| Effect of movements in foreign exchange | | | | | | | |
| **Balance at 30 September 2003** | **0** | **(761)** | **(1,051)** | **(682)** | **0** | **(86)** | **(2,580)** |
| Balance at 1 October 2003 | 0 | (761) | (1,051) | (682) | 0 | (86) | **(2,580)** |
| Depreciation charge for the year | | (939) | (1,219) | (918) | | (43) | **(3,119)** |
| Impairment losses | | | | | | | |
| Disposals | | 32 | 15 | 280 | | 129 | **456** |
| Reclassifications | | | | | | | |
| Effect of movements in foreign exchange | | | | | | | |
| **Balance at 30 September 2004** | **0** | **(1,668)** | **(2,255)** | **(1,320)** | **0** | **0** | **(5,243)** |

## 11) Property, plant and equipment (Continued)

| | Land | Buildings and land improvements | Machinery and equipment | Other equipment | Prepayments and construction in progress | Property, plant and equipment under capital leases | Total |
|---|---|---|---|---|---|---|---|
| | | | | (in t€) | | | |
| Balance at 1 October 2004 | 0 | (1,668) | (2,255) | (1,320) | 0 | 0 | **(5,243)** |
| Depreciation charge for the year | | (1,161) | (1,180) | (1,029) | | (7) | **(3,377)** |
| Reversal of impairment losses | | | | | | | **0** |
| Transfer to investment property | | | | | | | |
| Disposals | | 10 | | 432 | | | **442** |
| Reclassifications | | | | | | | |
| Other changes | | | | | | | **0** |
| **Balance at 30 September 2005** | **0** | **(2,819)** | **(3,435)** | **(1,917)** | **0** | **(7)** | **(8,178)** |
| **Carrying amounts** | | | | | | | |
| At 1 October 2002 | 17,000 | 3,500 | 4,616 | 2,077 | 920 | 309 | **28,422** |
| At 30 September 2003 | 17,000 | 3,899 | 7,432 | 2,399 | 490 | 269 | **31,489** |
| At 1 October 2003 | 17,000 | 3,899 | 7,432 | 2,399 | 490 | 269 | **31,489** |
| At 30 September 2004 | 17,019 | 3,950 | 7,228 | 2,243 | 649 | 0 | **31,089** |
| At 1 October 2004 | 17,019 | 3,950 | 7,228 | 2,243 | 649 | 0 | **31,089** |
| **At 30 September 2005** | **17,019** | **3,965** | **7,270** | **2,431** | **1,701** | **57** | **32,443** |

### Impairment loss and subsequent reversal

No impairments were made and no reversals recognized for property, plant and equipment in the years ending September 30, 2005, 2004 and 2003, respectively.

### Leased plant and machinery

The following amounts relating to finance leases were stated under property, plant and equipment:

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Land and building | 0 | | |
| Technical facilities, factory and office equipment | 64 | | 355 |
| Less accumulated amortization | (7) | | (86) |
| **Total** | **57** | **0** | **269** |

For obligations under capital leases, an amount of t€ 60 (net present value) is included in long-term debt as of September 30, 2005 (2004: t€ 0, 2003: t€ 209).

For obligations under capital leases and further information on leasing issues, please refer to Note 30 "Leasing".

### Property, plant and equipment under construction

The assets under construction include the following items for infrastructure and building fabric optimization projects:

A new paint workshop (t€ 446), railway tracks (t€ 57), indoor cranes (t€ 130), canals (t€ 215), fire water supply (t€ 130).

## 12) Other investments

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Shares in other related parties | | | |
| Other share investments | 126 | | |
| Long-term securities | | | |
| **Non-current investments, net** | **126** | **0** | **0** |

Other share investments are capitalized costs due to the takeover of the majority of shares (70%) of TBA Nederland B.V. For further information regarding the acquisition, please refer to Note 34 Subsequent events.

With effect from 1 January 2006, Gottwald will take over the majority of shares (70%) of TBA Nederland B.V. The remaining 30% of the shares will continue to be held by the two founders of TBA Nederland B.V., Dr. Yvo Saanen and Klaas Pieter van Til. At the same time, TBA Nederland B.V. will be re-named TBA B.V.

The new software company will integrate Gottwald's know-how in the field of process equipment control software and the knowledge of TBA Nederland B.V. in the field of simulation and emulation applications. The use of port simulation and emulation applications offers a range of advantages for customers when it comes to planning and realizing their port and terminal operations and expansion projects.

## 13) Unamortized debt issuance cost

Unamortized debt issuance cost of t€ 1,997 (September 30, 2004: t€ 1,787, September 30, 2003: t€ 2,352) relate to the Company's long and short-term debt and is amortized over the life of the correspondent debt using the effective interest rate method. The amortization expense amounted to t€ 2,452 in the year ended September 30, 2005 including the full amortization of the existing debt issuance cost following the refinancing of debt as of January 31, 2005. New debt issuance costs were capitalized in the amount of t€ 2,675. In the year ended September 30, 2004, the amortization expense totaled t€ 1,844 including the full amortization on the share allocated to the fixed rate guaranteed subordinated unsecured loan notes repaid in February 2004. In September 2004, an additional amortization was recorded because of the mandatory prepayment of the Senior debt. The increase to the debt issuance cost was caused by the Mezzanine debt's financing and the Senior debt's refinancing in February/March 2004. Reference is made to note 23 "Long-term interest bearing loans and borrowings".

## 14) Long-term trade receivables

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Non-current accounts receivable | 3,917 | 4,452 | 5,369 |
| less allowance for doubtful accounts | (545) | (790) | (864) |
| **Long-term trade receivables** | **3,372** | **3,662** | **4,505** |

Non-current trade receivables reflect trade sales to third-party customers with payment terms between one and five years. Customers are charged with market interest rates on long-term payment arrangements over the life of the receivable.

## 15) Other long-term assets

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Non-financial receivables third parties | | | |
| Non-financial receivables from affiliated companies | | | |
| Derivative financial instruments | 2 | 74 | 0 |
| Financial receivables (Sale and Leaseback) | 1,804 | 1,906 | 0 |
| **Other long-term assets** | **1,806** | **1,980** | **0** |

## 16) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Receivables and other assets | 64 | 175 | 670 |
| Inventories | | | 555 |
| Loss carry forwards and tax credits | 1,810 | 2,924 | 5,234 |
| Provisions and liabilities | 2,307 | 1,913 | 2,121 |
| Other | 814 | | |
| **Sub-total (assets)** | **4,995** | **5,012** | **8,580** |
| Valuation allowances | | | |
| Netting | | | |
| **Deferred tax assets** | **4,995** | **5,012** | **8,580** |
| Receivables and other assets | (752) | (1,388) | (1,118) |
| Inventories | (308) | | |
| Intangible assets | (4,037) | (1,538) | (426) |
| Property, plant and equipment | | | (107) |
| Provisions and liabilities | (441) | (225) | (829) |
| Other | (43) | | (1,790) |
| **Sub-total (liabilities)** | **(5,581)** | **(3,151)** | **(4,270)** |
| Netting | 0 | | |
| **Deferred tax liabilities** | **(5,581)** | **(3,151)** | **(4,270)** |
| **Deferred tax assets (liabilities), net** | **(587)** | **1,861** | **4,310** |

The changes in deferred tax are either booked in the income statement or recognized in equity. Please refer also to the Note 9 on Income Tax expense.

Realization of the deferred tax assets is dependent on generating sufficient taxable income in future periods. With regard to improved future profitability expectations, management believes that it is probable that the deferred tax asset, net of valuation allowances, will be realized.

The Company has loss carry-forwards, which consist of the following:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Germany corporate tax | 7,942 | 9,651 | 14,489 |
| trade profit tax | 525 | 4,661 | 11,689 |

**16) Deferred tax assets and liabilities (Continued)**

The Company has loss carry-forwards, which consists of the following:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Germany corporate tax | 7,942 | 9,651 | 14,489 |
| trade profit tax | 525 | 4,661 | 11,689 |

*Losses can be carried forward indefinitely in Germany. In Germany, the utilization of future tax loss carry forwards is subject to minimum taxation.*

**17) Inventories**

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Raw materials and supplies | 10,577 | 7,020 | 7,777 |
| Work-in-process | 35,031 | 43,646 | 57,909 |
| Finished goods and products held for resale | 3,953 | 7,495 | 7,823 |
| **Inventories, net** | **49,561** | **58,161** | **73,509** |

**18) Trade accounts receivable**

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Current trade accounts receivable, third parties | 23,057 | 16,488 | 17,230 |
| Notes receivable | 0 | | |
| Less allowance for doubtful accounts | (123) | (495) | (865) |
| **Trade accounts receivables, net** | **22,934** | **15,993** | **16,365** |
| Current trade receivables from affiliated companies | 953 | 674 | |
| **Current receivables from related companies, net** | **953** | **674** | **0** |
| **Total trade accounts receivables, net** | **23,887** | **16,667** | **16,365** |

Trade accounts receivable are mainly non-interest-bearing.

### 19) Short-term financial receivables

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Intersilo Cash Pool | 18,889 | 10,650 | |
| Intersilo Loans | 15,000 | | 603 |
| Loans to employees | 100 | 99 | 97 |
| **Short-term financial receivables** | **33,989** | **10,749** | **700** |

### 20) Other current assets

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Other Tax receivables | 2,581 | 2,543 | 2,374 |
| Prepayments | 706 | 78 | 163 |
| Deferred charges | 603 | 345 | 171 |
| Derivative financial instruments | 70 | 363 | 468 |
| Miscellaneous | 570 | 1,268 | 858 |
| **Other current assets, net** | **4,530** | **4,597** | **4,034** |

### 21) Cash and cash equivalents

Cash and cash equivalents amount to t€ 3,712 as of September 30, 2005 (2004: t€ 8,565, 2003: t€ 16,704).

### 22) Capital and reserves

The Consolidated Statement of Shareholders' Equity summarizes the changes in capital and reserves.

### Additional paid-in capital

Additional paid-in capital includes t€ 104 of contributions made on September 30, 2004 following the waiver of the MEP loans, which were not paid in by the MEP participants.

### SORIE

#### - Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

#### - Actuarial Gain & Loss

Actuarial Gain & Loss also includes recognition in the balance sheet of actuarial gains and losses relating to employee benefits as they occur.

## 23) Long-term interest-bearing loans and borrowings

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings. For more information about the Company's exposure to interest rate and foreign currency risk, see Note 24) ("Financial instruments").

### Long-term debt after recapitalization as of January 31, 2005 and other long-term debt

| | Year ended September 30 | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2004 | | 2003 | |
| | Effective Interest Rate | Carrying amount | Effective Interest Rate | Carrying amount | Effective Interest Rate | Carrying amount |
| | (carrying amounts in t€) | | | | | |
| Divisional debt | | 60 | | | | |
| MEP loans | | | | 0 | | 830 |
| Obligations under capital leases | | 1,737 | | 1,875 | | 293 |
| Fixed rate guaranteed subordinated unsecured loan notes due September 24, 2013 ("Vendor Loan Note") | | | | | 10.0% | 27,588 |
| Other loans from affiliated companies | | | 10.0% | 18,185 | 10.0% | 16,532 |
| Fair value on interest rate swaps | | 498 | | | | |
| **Senior and Mezzanine Credit Agreements:** | | | | | | |
| Mezzanine debt | | | 11.7% | 30,904 | | |
| Senior Tranche A € denominated debt due through September 30, 2009; | | | | | | |
| Interest rate at September 30, 2004 3,86600% | | | | | | |
| Senior Tranche A US Dollar denominated debt due through September 30, 2009; | | | | | | |
| Interest rate at September 30, 2004 3,72500% | | | | | | |
| Senior Tranche A Pound Sterling denominated debt due through September 30, 2009; | | | | | | |
| Interest rate at September 30, 2004 6,67482% | | | | | | |
| Senior Tranche B € denominated debt due March 31, 2010 and September 30, 2010; | | | 4.4% | 2,354 | | |
| Interest rate at September 30, 2004 4,36600% | | | | | | |
| Senior Tranche B US Dollar denominated debt due March 31, 2010 and September 30, 2010; | | | | | 3.9% | 12,739 |
| Interest rate at September 30, 2004 4,22500% | | | | | | |
| Senior Tranche B Pound Sterling denominated debt due March 31, 2010 and September 30, 2010; | | | | | | |
| Senior Tranche C € denominated debt due March 31, 2011 and September 30, 2011; | | | 5.4% | 11,423 | | |
| Interest rate at September 30, 2004 5,36600% | | | | | | |
| Senior Tranche C US Dollar denominated debt due March 31, 2011 and September 30, 2011; | | | | | 4.4% | 12,739 |
| Interest rate at September 30, 2004 5,22500% | | | | | | |
| Intercompany ("IC") Term Loan Tranche A € due Sep 30, 2011 | 5.1% | 28,500 | | | | |
| IC Senior Term Loan Tranche A US$ due Sep 30, 2012 | | | | | | |
| IC Senior Term Loan Tranche A GBP due Sep 30, 2013 | | | | | | |
| IC Senior Term Loan Tranche B EUR due in two equal repayments March 31 and Sep 30, 2012 | 5.3% | 17,500 | | | | |
| IC Senior Term Loan Tranche B USD due in two equal repayments March 31 and Sep 30, 2013 | | | | | | |
| IC Senior Term Loan Tranche B EUR due in two equal repayments March 31 and Sep 30, 2013 | 5.8% | 17,500 | | | | |
| IC Senior Term Loan Tranche B USD due in two equal repayments March 31 and Sep 30, 2014 | | | | | | |
| IC "Mezzanine" Term Loan | 4.0% | 20,581 | | | | |
| Other IC Term Loans | | | 4.0% | 7,001 | | |
| **Subtotal** | | 86,376 | | 71,742 | | 70,721 |
| Less current maturities | | (217) | | (227) | | (914) |
| **Long-term debt** | | **86,159** | | **71,515** | | **69,807** |

**23) Long-term interest-bearing loans and borrowings (Continued)**

Maturities of long-term debt are as follows as of September 30, 2005:

| | Current | Non-current | | | | | Total |
|---|---|---|---|---|---|---|---|
| | <1 year | 1-2 years | 2-3 years | 3-4 years (in t€) | 4-5 years | >5 years | non-current |
| IC Senior Term Loans | | 6,750 | 4,500 | 5,700 | 5,700 | 40,850 | 63,500 |
| Mezzanine Debt | | | | | | | 0 |
| Leasing Liability | 217 | 231 | 245 | 1,040 | 4 | | 1,520 |
| Divisional debt | | | 60 | | | | 60 |
| Swaps | | | 498 | | | | 498 |
| MEP | | | | | | | 0 |
| IC Mezzanine Term Loan | | | | | | 20,581 | 20,581 |
| **Total** | **217** | **6,981** | **5,303** | **6,740** | **5,704** | **61,431** | **86,159** |

The Company estimates that all debt, based on current interest rates and terms, approximates fair value.

## Financing Arrangements

### *Acquisition Financing*

The overall acquisition of the seven businesses in 2002 was primarily financed by drawings under a t€ 825,000 senior credit facilities agreement entered into in September 2002 "the 2002 Credit Facility", the issuance of a t€ 215,000 vendor loan note to Siemens AG (the "Vendor Loan Note") and t€ 200,000 of shareholder loans (the "Vanilla Loan"), of which t€ 30,000 of senior debt, t€ 25,000 of the Vendor Loan Note and t€ 15,000 of the Vanilla Loan were directly allocated to the Group.

The Vendor Loan Note originally due September 24, 2013 was repaid along with interest in February 2004 as the conditions for mandatory repayment were fulfilled.

The Vanilla Loan associated with Gottwald was repaid in January 2005.

All amounts outstanding under the 2002 Credit Facility were refinanced at the end of 2004.

### *Senior and Mezzanine Credit Agreements*

On December 23, 2004 Demag Finance S.àr.l. ("Demag Finance") entered into a Senior credit facilities agreement and Demag Mezz S.àr.l. ("Demag Mezz") into a Mezzanine credit facilities agreement (together "the Credit Agreements") with certain lending institutions including t€ 100,000 of Mezzanine debt, t€ 500,000 of Senior debt and up to t€ 250,000 of a revolving credit facility available to Demag Group as credit line. The Company is original guarantor under these Credit agreements. Demag Mezz and Demag Finance are 100% subsidiaries of Demag Investments S.àr.l.

On January 31, 2005, Gottwald borrowed a total amount of t€ 20,000 of mezzanine debt under intercompany on-loans from Demag Mezz and a total amount of t€ 65,000 of senior debt under intercompany on-loans from Demag Finance at terms of interest identical to those in the Senior credit facilities.

The Credit Agreements contain certain financial covenants including the requirement of a minimum interest cover (ratio of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to net cash interest), cash flow to total debt service, leverage and capital expenditures, all as defined in the Credit Agreements. The borrowings under the Credit Agreement are substantially collateralized by all the net assets of the Group and other Demag Holding subsidiaries.

## 24) Financial instruments

The Company conducts business in numerous major currencies and is, therefore, exposed to the risk of adverse movements in foreign currency exchange rates. The Company manages these types of market risks by using derivative financial instruments. Without these instruments the Company's market risks would be higher. The Company does not use derivative financial instruments for purposes other than risk management.

### Foreign currency risk

The Company is involved in global business relations and is therefore also subject to currency risks. Due to the Company's hedging policy, currency contracts are closed to reduce currency risk and to stabilize foreign cash flows.

### Credit risk

Accounts receivable potentially expose the Company to concentrations of credit risk. The Company provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. The Company establishes an allowance for doubtful accounts based upon factors such as the credit risk of specific customers, historical trends and other information.

### Interest risk

As the Company entered into a credit facilities agreement at variable interest rates, the Company is exposed to risks from changes in interest rates. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

Following the refinancing in 2005, the Company has hedged the interest rate risks until March 31, 2008 which arise from the intercompany on-loans as follows: 80% of the €-debt is hedged evenly by interest rate swaps at an average fixed rate of 2.8616% p.a. in fiscal year 2006 respectively of 3.04% p.a. thereafter and by interest rate collars setting a cap rate of 3.5%.

#### *Sensitivity analysis*

In managing interest rate and currency risks the Company aims to reduce the impact of short-term fluctuations on the Company's earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

As of September 30, 2005, it is estimated that a general increase of one percentage point in interest rates would decrease the Company's profit before tax by approximately t€ 487 (2004: t€ 430). Interest rate swaps have been included in this calculation.

#### *Fair value of financial instruments*

Fair value is calculated for each financial instrument. The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party.

Fair values of financial instruments have been calculated with commonly used market valuation methods and with reference to available market information at the balance sheet date. Considering the fluctuation of value-influencing market data, the fair values may not be indicative of the amounts the Company could realize under current market conditions.

**24) Financial instruments (Continued)**

The fair value of the Company's unsecured loans approximate their carrying values as their interest rates approximate current market rates. The fair values of the Company's cash, receivables, related party receivables and payables and other financial instruments approximate their carrying values due to their short-term nature. As of September 30, 2004 and September 30, 2003, respectively, the carrying amounts and the fair values of the forward contracts are materially the same due to their short maturities.

The notional amounts and fair values of derivative financial instruments are listed in the following table:

| | September 30 2005 | | September 30 2004 | | September 30 2003 | |
|---|---|---|---|---|---|---|
| | Notional amount | Fair value | Notional amount | Fair value | Notional amount | Fair value |
| | | | (in t€) | | | |
| **Assets:** | | | | | | |
| Currency contracts | 1,929 | 72 | 18,980 | 391 | 13,999 | 468 |
| Interest rate contracts | | | 9,644 | 46 | | |
| **Liabilities:** | | | | | | |
| Currency contracts | 19,578 | (532) | 3,091 | (64) | | |
| Interest rate contracts | 102,177 | (498) | | | 20,683 | (280) |
| **Total** | | **(958)** | | **373** | | **188** |

**Estimation of fair value**

The fair values of forward exchange contracts are based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premium or discounts).

As of March 31, 2004, bank debt has been rearranged and repaid. Therefore, the relationship between existing interest rate swaps and interest expense on loans did no longer exist and the hedged original forecasted transactions will not occur. Consequently, all remaining losses in accumulated other comprehensive income have been reclassified into earnings.

The fair values of interest rate swap agreements are estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument. As of September 30, 2005 t€(498) (2004: t€ 46, 2003: t€(280)) are included in long-term debt.

**25) Pension plans and similar commitments**

**Overview on employee benefit and post-retirement plans**

Employee benefit obligations are comprised of the following components:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Defined benefit plans | 9,577 | 8,062 | 7,990 |
| Deferred compensation | 2,436 | 1,866 | 1,222 |
| Similar obligations | | | 39 |
| **Pension plans and similar commitments** | **12,013** | **9,928** | **9,251** |
| **Recognized in equity (net of deferred taxes)** | **(1,083)** | **(160)** | **(410)** |

## 25) Pension plans and similar commitments (Continued)

### *Principal pension plans*

The Company grants post-retirement pension benefits to virtually all employees in Germany. The level of post-retirement benefits is generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service.

### *Deferred Compensation*

Deferred compensation is a form of retirement pay that is financed by the employee out of non-taxable income. Based on an agreement between the Company and the employee, part of the employee's compensation is not paid out to the employee as earned, but retained by the Company to be paid out at a later date (deferred compensation).

The total amount of deferred compensation is calculated by actuarial calculations based on the amount deferred, the age of the employee at the time of deferral, a yearly interest rate as applied for pensions and discounts for prior death and invalidity.

The total deferred compensation as of September 30, 2005 amounts to t€ 2,436 (2004: t€ 1,866, 2003: t€ 1,222).

### Defined benefit obligations

Defined benefit obligations developed as follows during the financial year ending September 30, 2005 and the comparative years:

| | Year ended September 30 | | |
|---|---|---|---|
| **DBO development** | **2005** | **2004** | **2003** |
| | | (in t€) | |
| Defined benefit obligations at the beginning of year | 8,062 | 7,990 | 6,762 |
| Service costs | 255 | 260 | 204 |
| Interest cost | 441 | 414 | 367 |
| Actuarial (gains)/losses | 1,086 | (396) | 680 |
| Benefits paid | (267) | (213) | (198) |
| Transfers | | 5 | 175 |
| Others | | 2 | |
| **Defined benefit obligations at the end of the year** | **9,577** | **8,062** | **7,990** |

All defined benefit plans are unfunded. Deferred compensation is not included in the development of the defined benefit obligations and shown as transfers in above computation for the German Plans.

## 25) Pension plans and similar commitments (Continued)

### DBO expense

Based upon actuarial computations, the total net periodic pension cost is comprised of the following items:

| DBO expense | Year ended September 30 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (in t€) | |
| Service cost | 255 | 260 | 204 |
| Interest cost | 441 | 414 | 367 |
| Curtailments | | 2 | |
| Net amortization of gains/losses | 1 | 17 | |
| **Net periodic pension cost** | **697** | **693** | **571** |
| Recognized in income statement under | | | |
| COGS | 233 | 200 | 108 |
| SG&A | 26 | 75 | 87 |
| R&D | (3) | 4 | 9 |
| Interest | 441 | 414 | 367 |

### Actuarial Assumptions

Assumed discount rates, rates of increase in remuneration and increases in pension payments used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are located. The range of assumptions is as follows:

| | Year ended September 30 2005 | 2004 | 2003 |
|---|---|---|---|
| | | % | |
| Discount rate | 4.25 | 5.5 | 5.25 |
| Projected remuneration increases | 2.5 | 2.5 | 2.5 |
| Projected pension payment increases | 1.5 | 1.5 | 1.5 |

## 26) Other long-term liabilities

| | Year ended September 30 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (in t€) | |
| Anniversary benefit | 1,095 | 875 | 852 |
| Early retirement plan | 1,234 | 1,520 | 1,692 |
| Other accruals | | | |
| Deferred income | 130 | 164 | |
| Derivative financial instruments | 6 | 30 | |
| Other liabilities related parties | | | |
| Other liabilities third parties | | | |
| **Other long term liabilities and accruals** | **2,465** | **2,589** | **2,544** |

Early retirement plans (mainly German *Altersteilzeit*) include provisions for outstanding settlements and top-up amounts (*Aufstockungsbeträge*) for the signed contracts and, in addition, the top-up amounts for all potential contracts which the Company expects to incur in the future.

Early retirement plans are calculated according to actuarial principles and discounted with an interest rate of 4.75%. For signed early retirement contracts the whole amount of the agreed

## 26) Other long-term liabilities (Continued)

increases are accrued and discounted. The wages and salaries paid in the passive period are accrued proportionally. In addition to the contracts already signed, the top-up amount resulting from impending contracts (vested entitlement) is also recognized. This means that the top-up amount for the vested entitlement likely to become due (expected value) has to be provided for. Impending contracts are early retirement contracts that are agreed in the future in order to replace contracts approaching their expiration date. Due to the expiration of the statutory regulation (final date for early retirement agreements is December 31, 2009), measurement of the provision must take into account this date and the upper limits defined by law and/or collective agreements.

## 27) Short-term interest-bearing loans and borrowings and current maturities of long-term debt

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Current maturities of long-term debt: | 217 | 228 | 914 |
| Other short-term loans | 0 | 0 | 0 |
| **Total** | **217** | **228** | **914** |

## 28) Provisions

| | Warranties | Other provisions | Total |
|---|---|---|---|
| | | (in t€) | |
| Balance at 1 October 2002 | 3,680 | 8,295 | 11,975 |
| Provisions made during the year | 249 | 9,333 | 9,582 |
| Provisions used during the year | | (6,418) | (6,418) |
| Provisions reversed during the year | | (5,849) | (5,849) |
| Unwind of discount | | | 0 |
| Reclassifications | | | 0 |
| Foreign exchange | | | 0 |
| Other changes | | | |
| **Balance at 30 September 2003** | **3,929** | **5,361** | **9,290** |
| *thereof non-current* | *3,929* | | *3,929* |
| Balance at 1 October 2003 | 3,929 | 5,361 | 9,290 |
| Provisions made during the year | 114 | 1,081 | 1,195 |
| Provisions used during the year | | (1,681) | (1,681) |
| Provisions reversed during the year | | (2,050) | (2,050) |
| Unwind of discount | | | |
| Reclassifications | | | |
| Foreign exchange | | | |
| Other changes | | | |
| **Balance at 30 September 2004** | **4,043** | **2,711** | **6,754** |
| *thereof non-current* | *4,043* | | *4,043* |
| Balance at 1 October 2004 | 4,043 | 2,711 | 6,754 |
| Provisions made during the year | | 1,246 | 1,247 |
| Provisions used during the year | | (2,237) | (2,238) |
| Provisions reversed during the year | (560) | (557) | (1,117) |
| Unwind of discount | | | |
| Reclassifications | | | |
| Foreign exchange | | | |
| Other changes | | | |
| **Balance at 30 September 2005** | **3,483** | **1,163** | **4,646** |
| *thereof non-current* | *3,483* | | *3,483* |

Other provisions include legal and litigation cost and other risks from purchase and sales commitments.

### Warranties

The Company issues various types of contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period.

The Company forms provisions for costs associated with product warranties at the date products are sold. Warranty accruals comprise provisions that are calculated for each individual case as well as lump-sum accruals. The current and non-current accruals for product warranties together show the following development.

## 29) Other short-term liabilities

| | September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| Outstanding suppliers invoices | 5,074 | 6,743 | 5,872 |
| Sales discounts/other sales related liabilities | 2,668 | 2,602 | 3,181 |
| Liabilities to social security, wage and church tax | 1,509 | 1,045 | 1,057 |
| Accrued other personnel expenses | 5,058 | 5,297 | 4,933 |
| Other liabilities | 3,794 | 1,108 | 1,856 |
| **Other short-term liabilities** | **18,103** | **16,795** | **16,899** |

## 30) Leasing

### Leases as lessee

#### *Operating leases*

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

The Company enters into non-cancelable capital and operating lease agreements. The future minimum rental payments relating to leasing agreements during the basic rental period when they cannot be terminated are as follows:

| | Operating Leases |
|---|---|
| | (in t€) |
| Less than one year | 578 |
| Between one and five years | 614 |
| More than five years | |
| **Total Leasing Liabilities** | **1,192** |

Lease arrangements are laptops, computers, copiers, cars and a telephone system.

#### *Finance leases*

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance lease liabilities are payable as follows:

| | Payments 2005 | Interest 2005 | Principal 2005 | Payments 2004 | Interest 2004 | Principal 2004 | Payments 2003 | Interest 2003 | Principal 2003 |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | (in t€) | | | | |
| Less than one year | 217 | 97 | 120 | 227 | 104 | 123 | 84 | 15 | 69 |
| Between one and five years | 1,520 | 202 | 1,318 | 1,648 | 275 | 1,373 | 209 | 16 | 193 |
| More than five years | | | | | | | | | |
| | **1,737** | **299** | **1,438** | **1,875** | **379** | **1,496** | **293** | **31** | **262** |

## 30) Leasing (Continued)

### Leases as lessor

*Operating leases*

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | | (in t€) | |
| Less than one year | 30 | | |
| Between one and five years | | | |
| More than five years | | | |
| | **30** | | |

In the year ended 30 September 2005, t€ 135 was recognized in the income statement as rental income and t€ 6 as expense for maintenance.

**Finance leases**

The following table states the future leasing payments to be received from finance lease agreements:

| | Lease payments 2005 | Interest 2005 | Principal 2005 | Lease payments 2004 | Interest 2004 | Principal 2004 | Lease payments 2003 | Interest 2003 | Principal 2003 |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | (in t€) | | | | |
| Less than one year | 198 | 102 | 96 | 217 | 107 | 110 | | | |
| Between one and five years | 1,606 | 255 | 1,351 | 1,689 | 295 | 1,394 | | | |
| More than five years | | | | | | | | | |
| | **1,804** | **357** | **1,447** | **1,906** | **402** | **1,504** | | | |

The contingent rent recognized in the income statement for the year ended September 30, 2005 amounted to t€ 60 (2004: t€ 0, 2003: t€ 0).

The Company concerns two rental contracts of Mobile Harbor cranes. Both contracts amount to five years, started in 2004 and end in 2009. The lessee has to conclude a full maintenance contract with the lessor. At the end of the duration, the lessee shall sign an take-over certificate for the rented property. The total amount of the unearned finance income for the year ended September 30, 2005 is t€ 250.

## 31) Contractual commitments

The following contractual commitments existed as of 30 September 2005:

t€ 3,271 in property, plant and equipment, t€ 46,950 in inventories and t€ 2,429 in other assets.

## 32) Contingent liabilities

Contingent liabilities are uncertainties in which the outcome has not been determined. This is why they are not (yet) recognized as provisions. If the outcome is probable and estimable, the liability is shown in the balance sheet.

### Notes

The amount disclosed is the face value of the transferred notes that had not become mature or been honored by the date of the financial statements and for which the Company, as the marker or endorser of the note, is liable if the note is not honored.

## 32) Contingent liabilities (Continued)

### Guarantees

Guarantees for third-party liabilities include contingencies from so-called "buy-back arrangements", which the Company enters in connection with the sale of certain of its machinery and equipment products. The term of such buy-back arrangements is generally between one and five years. In the context the Company sells the products to customers or to leasing companies under repurchase commitments or similar guarantees. Under some of these contracts, if the end-user of the machine defaults on the lease payments to the leasing company, does not wish to purchase the machine from the leasing company or extend the lease at the end of the original lease contract, the Company has the obligation to repurchase the machine from the leasing company. Under other contracts, the Company is obligated to reimburse the leasing company for economic losses incurred through a default by the end-user. In certain cases where the customer directly acquired the product from the Company, the repurchase option can be exercised by the customer upon certain conditions that need be met, before a customer can execute the option. Because of past experience and the geographical spread of the cranes installed, management assesses there only a remote probability that buy-back options are executed to a larger extent at the same time. As of September 30, 2005, the maximum potential obligation amounts to t€ 41,898 (2004: t€ 41,169, 2003: t€ 33,542).

As part of the Facility Agreement the following bond lines were drawn by Gottwald as of September 30, 2005: advance payment bonds of t€ 10,916 (2004: t€ 15,754), performance bonds of t€ 17,901 (2004: t€ 15,253), payment bonds of t€ 1,626 (2004: t€ 515) and other bonds of t€ 777 (2004: t€ 2,950).

Demag Investments S.à r.l., a wholly-owned subsidiary of Demag Holding S.à r.l., entered into a Senior Credit Facility and a Mezzanine Credit Facility Agreement (together, among other "the Finance Documents"). The credit guarantees provided for these agreements are fully up-stream and cross-stream given by the Guarantors as defined in the Finance Documents – comprising certain material subsidiaries of the Demag Investment Group including the Company – in favor of the Finance Parties. The guarantees are subject to limitations including being limited to the extent that otherwise the guarantee would amount to unlawful financial assistance and other jurisdiction specific tests (e.g. net assets). The Company's maximum potential obligation amounts to t€ 569,944 at September 30, 2005.

### Litigation and environmental remediation risks

The Company is subject to various lawsuits, claims and proceedings related to products, patents, environmental remediation and other matters incidental to these businesses. Liabilities including accruals for significant litigation costs, related to such matters are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such pending matters will have a material adverse effect on the Company's financial position.

## 33) Related parties

The Company has relationships with other companies in the ordinary course of business, whereby it buys and sells a wide variety of products and services at arm's length. These customers and suppliers include private equity investment funds managed by KKR and Siemens AG as the principal owners of the Company's ultimate parent company is Demag Holding S.à r.l.

### 33) Related parties (Continued)

Transactions with Siemens AG, its subsidiaries and affiliated companies in addition to the acquisition of the seven businesses of the group (refer to Note 1) and several financing activities as described in Note 27 are as follows:

| | Year ended September 30 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in t€) | |
| **Related party Siemens** | | | |
| Supplies and services | 4,512 | 4,318 | 5,494 |
| Trade receivables | 79 | 904 | 57 |

In addition, Demag Holding, through its wholly owned subsidiaries, provides certain services to the Group (e.g. strategic advice and financing services) in exchange for a fee. Holding charges were t€ 375 for the year ended September 30, 2003, t€ 375 for the year ended September 30, 2004 and t€ 349 for the year ended September 30, 2005 respectively.

Demag Holding charges will be discontinued after the IPO (see also Note 34, "Subsequent events"). Management expects that similar charges will not be incurred in future.

### Management Compensation

Total key management personnel compensation for the year ending September 30, 2005 was t€ 2,854 (2004: t€ 2,697, 2003: t€ 2,555). It includes short-term employee benefits, post-employment benefits, other long-term benefits and termination benefits. Key management comprehends executive and non-executive directors including members of the supervisory board and any other key management staff that have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly.

### 34) Subsequent events

Gottwald HoldCo 3 (drei) GmbH and DCC HoldCo 3 (drei) GmbH are currently indirect subsidiaries of Demag Holding S.à r.l. ("Demag Holding"), which is ultimately 81% owned by private equity investment funds advised by KKR, and 19% owned by Siemens AG. Prior to the planned initial public offering (IPO), the DCC group and Gottwald group will be restructured. Gottwald HoldCo 3 (drei) GmbH will become a wholly-owned subsidiary of DCC HoldCo 3 (drei) GmbH, in a transaction between entities under common control. DCC HoldCo 3 (drei) GmbH will be converted into a public stock corporation (*Aktiengesellschaft*).

The DCC and Gottwald groups are currently negotiating a new revolving credit facility that will replace the current financing. The new credit facility shall provide access to t€ 325,000, which may be used to service working capital needs or for other general corporate purposes.

### 35) Accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. In the preparation of these Consolidated Financial Statements, the following most significant estimates and assumptions have been made by management concerning in particular:

- Evaluating the need for and measurement of impairment losses,
- Accounting for pension obligations,
- Recognizing and measuring of provisions for tax, environmental, warranty and litigation risks, product returns, early retirement plans and restructurings,

### 35) Accounting estimates and judgments (Continued)

- Determining inventory write-downs,
- Evaluating the extent to which deferred tax assets will be realized.

All estimates and assumptions are made to the best of management's knowledge and belief in order to fairly present the positions and results of the Company's operations. Given the uncertainty regarding the determination of these factors, actual results, however, could differ from these estimates.

### 36) Explanations about application of IFRS

The Group has retrospectively adopted International Financial Reporting Standards as at October 1 2002, the first balance sheet date immediately following the Acquisition. For this reason the historical reconciliations that would otherwise be required under IFRS 1.38ff. are not considered necessary.

# Affiliated companies as of 30 September 2005

| Company | Company and location | Former name | Country Code | Interest and control held by | % of interest | % of control | Consolidation method | Remarks |
|---|---|---|---|---|---|---|---|---|
| | **GOTTWALD** | | | | | | | |
| | **Consolidated companies** | | | | | | | |
| GOC001 | Gottwald Port Technology GmbH, Dusseldorf | Gottwald Holdco 6 GmbH | DE | Gottwald HoldCo 4 (vier) GmbH, Dusseldorf | 100.00 | 100.00 | 100.00 | |
| GOC003 | Gottwald Port Technology Verwaltungsgesellschaft GmbH, Dusseldorf | | DE | Gottwald Port Technology mbH, Dusseldorf | 100.00 | 100.00 | 100.00 | |
| GOH001 | Gottwald HoldCo 3 (drei) GmbH, Dusseldorf | | DE | Gottwald Lux 2 (b) S.àr.l. Luxemburg | 100.00 | 100.00 | 100.00 | |
| GOH002 | Gottwald HoldCo 4 (vier) GmbH, Dusseldorf | | DE | Gottwald HoldCo 3 (drei) GmbH, Dusseldorf | 100.00 | 100.00 | 100.00 | |
| | **Non-consolidated company** | | | | | | | |
| GOC004 | AQZ Ausbildungs- und Qualifizierungszentrum Dusseldorf GmbH | | DE | Gottwald Port Technology GmbH, Dusseldorf | 20.00 | | nk | |

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Gottwald HoldCo 3 (drei) GmbH, Düsseldorf

We have audited the accompanying consolidated opening balance sheet of Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, (the "Company") as of October 1, 2002 and the balance sheets as of September 30, 2003, 2004 and 2005, and the related statements of income, recognized income and expenses, cash flows and explanatory notes for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, such consolidated financial statements present fairly, in all material respects, the financial position of Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, as of October 1, 2002, and September 30, 2003, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

**Deloitte & Touche** GmbH
Wirtschaftsprüfungsgesellschaft

April 21, 2006

von der Ohe
(Wirtschaftsprüferin)

Götzen
(Wirtschaftsprüfer)

# DCC HOLDCO 3 (DREI) GmbH, WETTER

ANNUAL FINANCIAL STATEMENTS
IN ACCORDANCE WITH GERMAN GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES (HGB) AS OF AND FOR THE YEAR
ENDED 30 SEPTEMBER 2005

## DCC HOLDCO 3 (DREI) GmbH, WETTER
## BALANCE SHEET AS AT 30 SEPTEMBER 2005

### Assets

| | | 30 Sept. 2005 | Prior year |
|---|---|---|---|
| | | (EUR) | |
| **A.** | **Assets** | | |
| **I.** | **Financial assets** | | |
| | Shares in affiliated enterprises | 108,226,000.00 | 108,226,000.00 |
| **B.** | **Current assets** | | |
| **I.** | **Receivables and other assets** | | |
| | Receivables from affiliated enterprises | 70,385,438.35 | 0.00 |
| **II.** | **Bank balances** | 1,394.17 | 451.19 |
| | | **178,612,832.52** | **108,226,451.19** |

### Equity and Liabilities

| | | 30 Sept. 2005 | Prior year |
|---|---|---|---|
| | | (EUR) | |
| **A.** | **Equity** | | |
| **I.** | **Subscribed capital** | 1,450,350.00 | 1,450,350.00 |
| **II.** | **Capital reserves** | 218,926,791.19 | 118,751,177.75 |
| **III.** | **Accumulated losses brought forward** | (45,584,290.21) | (20,914,706,86) |
| **IV.** | **Net loss for the year** | (58,001,584.39) | (24,669,583.35) |
| | | 116,791,266.59 | 74,617,237.54 |
| **B.** | **Accruals** | | |
| | Other accruals | 181,500.00 | 167,000.00 |
| **C.** | **Liabilities** | | |
| 1. | Trade payables | 20.00 | 0.00 |
| 2. | Payables to affiliated enterprises | 61,640,045.93 | 33,442,208.81 |
| 3. | Other liabilities | 0.00 | 4.84 |
| | | 61,640,065.93 | 33,442,213.65 |
| | | **178,612,832.52** | **108,226,451.19** |

**DCC HOLDCO 3 (DREI) GmbH, WETTER**

**INCOME STATEMENT FOR THE PERIOD FROM OCTOBER 1, 2004 TO SEPTEMBER 30, 2005**

| | 2004/2005 | Prior year |
|---|---|---|
| | (EUR) | |
| 1. General & administration expenses | (298,921.95) | (767,017.61) |
| 2. Other interest and similar income | 2,625,292.11 | 0.00 |
| 3. Expenses from loss transfer | (59,795,347.22) | (18,013,866.24) |
| 4. Interest and similar expenses | (532,607.33) | (5,888,699.50) |
| 5. Results from ordinary activities = net loss for the year | **(58,001,584.39)** | **(24,669,583.35)** |

## DCC HOLDCO 3 (DREI) GmbH, WETTER

## NOTES TO THE FINANCIAL STATEMENTS FOR THE BUSINESS YEAR 2004/2005

### Changes under Company Law

Effective 31 May 2005, Mr. Johannes Huth resigned from office as a representative of the shareholders in the Supervisory Board of DCC HoldCo 3 (drei) GmbH.

Effective 1 June 2005, Mr. Heinrich Fischer, CEO and delegate of the Administrative Board of Saurer AG, Switzerland, was appointed as a new member of the supervisory board of DCC HoldCo 3 (drei) GmbH.

Effective 24 June 2005, Dr. Thomas Zipse was appointed as a further managing director of DCC HoldCo 3 (drei) GmbH.

### Accounting and Valuation Rules

The accounting and valuation rules are consistent with those applied in the prior year.

The cost of sales format has been applied to the profit and loss account.

The Company took advantage of the reduced disclosure requirements under § 274a German Commercial Code (HGB), § 276 German Commercial Code (HGB) and § 288 German Commercial Code (HGB).

### Fixed Assets

Shares in affiliated enterprises have been recognized at acquisition cost or at the lower fair value.

### Current Assets

Appropriate allowances have been made on receivables in order to cover all risks identifiable as at the balance sheet date.

Liquid funds have been recognized at nominal value.

### Equity

The equity has been recognized at nominal value.

### Provisions and Accruals

The other provisions and accruals cover all risks identifiable as at the balance sheet date.

### Liabilities

The liabilities have as a general rule been recognized at the amounts at which they will be repaid.

## Notes to the Income Statement

### 1. Result from Participations

The result from participations relates to expenses from loss transfer from affiliated enterprises in the amount of EUR 59,795 thousand.

### 2. Interest and Similar Expenses

The interest and similar expenses relate exclusively to affiliated enterprises.

## Notes to the Balance Sheet

### 1. Equity

The Company's capital reserves were increased by means of a contribution made at the request of the majority shareholder DCC Luxembourg 2 S.à r.l. in the amount of EUR 100,000 thousand dated 14 December 2004 and by means of a contribution in the amount of EUR 175 thousand dated 7 July 2005 by DCC Management Beteiligungs GmbH & Co. KG, in which the management and executives of Demag Cranes & Components Group participate.

Management proposes to carry forward onto new account the net loss for the year in the amount of EUR 58,002 thousand.

### 2. Provisions and Accruals

The accruals relate basically to accrued expenses for preparation and audit of the annual financial statements.

### 3. Liabilities

All liabilities have a residual term of up to one year.

## Contingent Liabilities

For securing the bank loans raised for the purpose of financing DEMAG Group, the Company has furnished the following collaterals:

- Pledging of the shares in DCC HoldCo 4 (vier) GmbH, Wetter;
- Pledging of receivables related to intercompany loans;
- Pledging of all bank balances.

The Company is the guarantor of the bank loans raised for financing DEMAG Group. It assumes joint and several liability in the amount of EUR 567,839 thousand, GBP 9,500 thousand and USD 80,375 thousand.

## OTHER DISCLOSURES

## SHAREHOLDINGS (AS AT 30 SEPTEMBER 2005)

The list of shareholdings of DCC HoldCo 3 (drei) GmbH is deposited at the Commercial Register of the Hagen local court.

### Notes to Parent Company in Accordance with § 291 (2) German Commercial Code (HGB) and § 285 No. 14 German Commercial Code (HGB)

The Company is included in the consolidated financial statements of Demag Holding S.à r.l, Luxembourg, prepared under International Financial Reporting Standards (IFRS) and is, hence, exempted from preparing consolidated financial statements under § 291 (2) German Commercial Code (HGB).

The consolidated financial statements of DEMAG Holding S.à r.l. are filed in the English language and in the German language with the Registration Court of the city of Luxembourg and with the Federal Gazette, respectively, for disclosure purposes.

### Major Differences between German Accounting and IFRS

#### *General*

The consolidated financial statements as at 30 September 2005 of DEMAG Holding S.àr.l., Luxembourg, were initially prepared in compliance with the Directive 83/349 EEC (Group Accounting Directive) on the basis of the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS) adopted and publicized by the International Accounting Standard Board (IASB).

#### *Goodwill*

Under the German Commercial Code (HGB), the debit difference arising on capital consolidation (goodwill) is required to be amortized at least by one fourth in each following business year or to be amortized over the estimated useful life or else to be fully netted immediately with reserves. Under IFRS, goodwill should not be amortized on a scheduled basis but is required to be subject to an impairment test at least once a year or additionally if there are indications of impairment. Impairments identified are required to be taken into account through write downs.

#### *Property, Plant and Equipment*

Under the German Commercial Code (HGB), property, plant and equipment can be optionally written down for anticipated temporary impairment whereas under IFRS, write-downs are only admissible if the impairment is of a permanent nature.

#### *Inventories*

Inventories are required to be valued at production cost under the German Commercial Code (HGB) and under IFRS. As to the scope of production cost, there is, both under the German Commercial Code (HGB) and under IFRS, an option to capitalize production-related and non-production-related overheads. The parent company exercises these options in compliance with IFRS.

Under IFRS, production cost is defined as production-related full cost, which is required to include, besides direct material and direct labor as well as special direct cost of production, indirect material and production overhead. In addition, administration expenses have to be taken into account if these are obviously related to the production of the products to be measured.

Under German accounting rules, write-downs to the lower fair value are determined depending on the nature of the inventories on the basis of the sales and/or procurement market, with the net realizable value being regularly computed on the basis of the sales market under IFRS. The procurement market is neglected. Under IFRS, write-downs on raw materials depend on the write-downs on finished goods.

***Deferred Tax***

Under German commercial law, deferred tax assets are not permitted to be recognized for tax loss carry-forwards because the anticipated future tax credits are deemed not yet to be realized. Under IFRS, deferred tax assets are required to be recognized for all temporary differences between the carrying amount and the tax base of an asset or a liability if it is probable that there will be taxable income against which the temporary difference can be used. Deferred tax liabilities are required to be recognized for all taxable temporary differences between the carrying amount of an asset or a liability. Deferred taxes are measured at current tax rates and are recognized without being discounted. Deferred taxes are recognized and reversed as incurred if the underlying item was recognized in the income statement. The recognition and reversal of deferred taxes must, however, not be made through the income statement if the underlying item was directly netted with equity.

***Provisions***

In comparison with the German Commercial Code (HGB), IFRS are based on a different interpretation of the prudence concept with respect to provisions. IFRS tend to put higher demands on the probability of the relevant events and the identifiability of the amount to that can be provided for.

***Equity***

The first-time-application effects that result from first-time application of the IFRS are presented in retained earnings.

***Pension Provisions***

Under IFRS, the amount of the pension obligation is regularly required to be carried as a liability to the extent that the pension obligation is not covered by plan assets. The amount to be carried as a liability corresponds to the balance of the present value of the defined-benefit obligation plus actuarial gains and losses and less the fair value of the plan assets as at the balance sheet date. The present value of defined-benefit obligations and the related service cost has to be determined according to an actuarial valuation method according to which the benefits are allocated to the period of service of the employees and on the basis of actuarial assumptions.

Under the German Commercial Code (HGB), pension provisions have to be recognized at the present value determined according to actuarial principles. Application of the accounting method is inadmissible. The legal regulations do not require application of a specific valuation method.

***Components of Accounting***

Extending the size-dependent required components (balance sheet, profit and loss account, notes to the financial statements and additional complementary management report), a statement of changes in equity and a cash flow statement are required to be presented under IFRS. Therefore, the consolidated financial statements are extended to these components.

**Management**

Mr. Harald J. Joos, Herdecke, Germany;
Dr. Horst J. Heiber, Wetter, Germany;
Dr. Thomas Zipse, Herdecke, Germany (from 24 June 2005).

**Supervisory Board**

Dr. Horst Heidsieck, Büdingen, Germany,
CEO of DEMAG Holding S.àr.l., Luxembourg,
Chairman;

Mr. Josef Berger*, Düsseldorf, Germany,
Chairman of Works Council of Demag Cranes & Components GmbH, Wetter,
Vice Chairman;

Mr. Gerd-Uwe Boguslawski*, Northeim, Germany,
IG Metall Trade Union, Göttingen Administration Office;

Mr. Heinrich Fischer, Winterthur, Switzerland,
CEO of Saurer AG, Switzerland
(from 1 June 2005);

Mr. Reinhard Gorenflos, London, Great Britain,
Merchant,
Kohlberg Kravis Roberts & Co. L.P., London;

Mr. Alfred Hack*, Herdecke, Germany,
Head of Cranes Division;
Demag Cranes & Components GmbH, Wetter;

Mr. Johannes P. Huth, London, Great Britain,
Banker,
Kohlberg Kravis Roberts & Co. L.P., London
(until 31 May 2005);

Mr. Eberhard Kuhn, Homburg, Germany,
former Director of Mannesmann Dematic AG, Wetter;

Mr. Reinhard Möller*, Uslar, Germany,
Chairman of Works Council of Demag Cranes & Components GmbH, Uslar facility;

Prof Heinrich Pack, Hagen, Germany,
former Managing Director of Demag Cranes & Components GmbH, Wetter;

Mr. Werner Paschke, Luxembourg,
CFO of DEMAG Holding S.à r.l., Luxembourg;

Mr. Hubert Rosenthal*, Herdecke, Germany,
1st Authorized Representative of IG Metall Trade Union, Hagen Administration Office;

Mr. Ralph Triebel*, Ohrdruf, Germany,
Chairman of Works Council of Demag Cranes & Components GmbH, Luisenthal facility.

* Employee representative

**Advisory Board**

Dr. Horst Heidsieck, Büdingen, Germany;
Mr. Werner Paschke, Luxembourg.

Wetter, 29 November 2005

DCC HoldCo 3 (drei) GmbH

(Joos) (Dr. Heiber) (Dr. Zipse)

## LIST OF SHAREHOLDINGS OF DCC HOLDCO 3 (DREI) GmbH AS AT 30 SEPTEMBER 2005

| Name and registered office of company | Country | Shareholder | Capital share | Equity | Net income/loss for the year |
|---|---|---|---|---|---|
| | | | (in %) | (in EUR'000) | |
| **Consolidated companies – domestic** | | | | | |
| DCC HoldCo 4 (vier) GmbH, Wetter | | DCC HoldCo 3 (drei) GmbH | 100.00 | 108,039 | 0 |
| DCC HoldCo 5 (fünf) GmbH, Wetter | | DCC HoldCo 4 GmbH | 100.00 | 203,247 | 0 |
| Demag Cranes & Components GmbH, Wetter | | DCC HoldCo 5 GmbH | 100.00 | 308,667 | 0 |
| Kranservice Rheinberg GmbH, Rheinberg | | DCC GmbH | 100.00 | 1,786 | 408 |
| DCC Verwaltungs GmbH, Wetter | | DCC GmbH | 100.00 | 26 | (1) |
| DCC Verwaltungs 2 (zwei) GmbH, Wetter | | DCC GmbH | 100.00 | 605 | 14 |
| **Consolidated companies – foreign** | | | | | |
| Demag Cranes & Components Pty. Ltd., Smithfield | Australia | DCC GmbH | 100.00 | 6,319 | 560 |
| Mannesmann Dematic (Middle East) EC, Bahrain | Bahrain | DCC GmbH | 92.15 | 481 | 106 |
| Demag Cranes & Components Ltda., Cotia | Brazil | DCC GmbH | 99.9999 | 10,147 | 2,812 |
| Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao | China | DCC GmbH | 100.00 | 2,413 | (277) |
| Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai | China | DCC GmbH | 100.00 | (947) | (794) |
| Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong | China | DCC GmbH | 100.00 | 2,390 | 1,184 |
| Demag Cranes & Components A/S, Copenhagen | Denmark | DCC GmbH | 100.00 | 3,131 | (339) |
| DCC France Holdco SA, Chalons en Champagne | France | DCC Holdco 5 (fünf) GmbH | 100.00 | 4,286 | (5,594) |
| Demag Cranes & Components SA, Chalons en Champagne | France | DCC France Holdco SA | 100.00 | 3,346 | 510 |
| Demag Cranes & Components Ltd., Banbury | Great Britain | DCC Holdings Ltd. | 100.00 | 13,488 | 2,728 |
| Demag Cranes & Components Guarantee Ltd., Banbury | Great Britain | DCC GmbH | 100.00 | 50 | 0 |
| Demag Cranes & Components Holdings Ltd., Banbury | Great Britain | DCC GmbH/DCC Guarantee Ltd. | 100.00[1] | (210) | (15,718) |
| Demag Cranes & Components (India) Pte. Ltd., Pune | India | DCC GmbH | 100.00[2] | 1,211 | 263 |
| Donati Sollevamenti S.r.l., Varese | Italy | DCC GmbH/ DCC S.p.A. | 100.00[3] | 5,496 | 165 |
| Demag Cranes & Components S.p.A., Agrate Brianza | Italy | DCC GmbH | 100.00 | 13,977 | 1,751 |
| Demag Cranes & Components GmbH, Salzburg | Austria | DCC GmbH | 100.00 | 7,603 | 774 |
| Demag Cranes & Components Sp. Z.o.o., Warsaw | Poland | DCC GmbH | 100.00 | 428 | (193) |
| Demag Cranes & Components Ltda., Lisbon | Portugal | DCC GmbH | 100.00 | 219 | 44 |
| Demag Cranes & Components AG, Dietlikon | Switzerland | DCC GmbH | 100.00 | 14,853 | 3,864 |
| Demag Cranes & Components Spain Holdco S.A., Madrid | Spain | DCC GmbH | 100.00 | 4,498 | (1,660) |
| Demag Cranes & Components S.A., Madrid | Spain | DCC Spain Holdco S.A. | 100.00 | 31,411 | (903) |
| Demag Cranes & Components (Pty.) Ltd., Johannesburg | South Africa | DCC GmbH | 100.00 | 13,821 | 2,530 |
| Demag Cranes & Components spol. s.r.o., Slaný | Czech Republic | DCC GmbH | 100.00 | 4,068 | 603 |
| Demag Cranes & Components Corp., Cleveland | US | DCC GmbH | 100.00 | 20,493 | 32 |
| Crane America Services Corp., Dayton | US | DCC Corp. | 100.00 | 9,323 | 1,384 |
| Demag Cranes & Components (Middle East) FZE, Dubai | UAE | MDC (Middle East) EC | 100.00 | 315 | 107 |
| ***Non-consolidated affiliated enterprises*** | | | | | |
| Demag Cranes & Components S.A., Buenos Aires | Argentina | DCC GmbH | 80.00[4] | (618) | (198) |
| **Associated companies – foreign** | | | | | |
| MHE-Demag (S) Pte. Ltd., Singapore | Singapore | DCC GmbH | 50.00[5] | 21,433 | 456 |

1) 74% DCC GmbH/26% DCC Guarantee Ltd.

2) Values as at 31 March 2005.

3) 10% DCC GmbH/90% DCC S.p.A., preliminary data.

4) Values as at 30 September 2004.

5) Values as at 31 December 2004.

The following independent auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the HGB Annual Financial Statements as of and for the year ended September 30, 2005, which were prepared in the German language.

## INDEPENDENT AUDITORS' REPORT

We have audited the annual financial statements, together with the bookkeeping system, of DCC HoldCo 3 (drei) GmbH, Wetter, for the business year from 1 October 2004 to 30 September 2005. The maintenance of the books and records and the preparation of the annual financial statements in accordance with German commercial law and supplementary provisions in the articles of incorporation are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements by appropriate application of § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") in compliance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records and the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of DCC HoldCo 3 (drei) GmbH, Wetter, in accordance with German principles of proper accounting.

Düsseldorf, 5 December 2005

**Deloitte & Touche** GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Crampton
Wirtschaftsprüfer
(German Public Auditor)

Signed: Schmelzer
Wirtschaftsprüfer
(German Public Auditor)

# DCC HOLDCO 3 (DREI) GmbH, WETTER

ANNUAL FINANCIAL STATEMENTS IN ACCORDANCE WITH
GERMAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (HGB)
AS OF AND FOR THE YEAR ENDED 30 SEPTEMBER 2004

## DCC HOLDCO 3 (DREI) GmbH, WETTER
## BALANCE SHEET AS AT 30 SEPTEMBER 2004

**Assets**

| | 30 September 2004 | Prior year |
|---|---|---|
| | (EUR) | |
| **A. Fixed assets** | | |
| **Financial assets** | | |
| Shares in affiliated enterprises | 108,226,000.00 | 108.226.000.00 |
| **B. Current assets** | | |
| **Bank balances** | 451.19 | 229.01 |
| | **108,226,451.19** | **108,226,229.01** |

**Equity and Liabilities**

| | 30 September 2004 | Prior year |
|---|---|---|
| | (EUR) | |
| **A. Equity** | | |
| **I. Subscribed capital** | 1,450,350.00 | 1,331,350.00 |
| **II. Capital reserves** | 118,751,177.75 | 39,438,650.00 |
| **III. Accumulated losses brought forward** | (20,914,706.86) | (2,233,095.17) |
| **IV. Net loss for the year** | (24,669,583.35) | (18,681,611.69) |
| | 74,617,237.54 | 19,855,293.14 |
| **B. Accruals** | | |
| Other accruals | 167,000.00 | 10,000.00 |
| **C. Liabilities** | | |
| 1. Trade payables | 0.00 | 26,596.96 |
| 2. Payables to shareholders | 0.00 | 71,639,027.78 |
| 3. Payables to affiliated enterprises | 33,442,208.81 | 14,265,056.13 |
| 4. Other liabilities | 4.84 | 2,430,255.00 |
| | 33,442,213.65 | 88,360,935.87 |
| | **108,226,451.19** | **108,226,229.01** |

## DCC HOLDCO 3 (DREI) GmbH, WETTER

## INCOME STATEMENT FOR THE PERIOD FROM 1 OCTOBER 2003 TO 30 SEPTEMBER 2004

| | 2003/2004 | Prior year |
|---|---|---|
| | (EUR) | |
| 1. General & administration expenses | (767,017.61) | (48,599.33) |
| 2. Income from participations | 0.00 | 900,000.00 |
| 3. Amortization of financial assets | 0.00 | (900,000.00) |
| 4. Expenses from loss transfer | (18,013,866.24) | (12,119,987.52) |
| 5. Interest and similar expenses | (5,888,699.50) | (6,513,024.84) |
| 6. Results from ordinary activities (= net loss for the year) | **(24,669,583.35)** | **(18,681,611.69)** |

DCC HOLDCO 3 (DREI) GmbH, WETTER

NOTES TO THE FINANCIAL STATEMENTS FOR THE BUSINESS YEAR 2003/2004

## Accounting and Valuation Rules

### Income Statement

The cost of sales format has been applied to the profit and loss account.

The Company took advantage of the reduced disclosure requirements under § 274a German Commercial Code (HGB), § 276 German Commercial Code (HGB) and § 288 German Commercial Code (HGB).

### Fixed Assets

Shares in affiliated enterprises have been recognized at acquisition cost or at the lower fair value.

### Current Assets

Appropriate allowances have been made on current assets in order to cover all risks identifiable as at balance sheet date.

### Equity

The equity has been recognized at nominal value.

### Provisions and Accruals

The other provisions and accruals cover all risks identifiable as at the balance sheet date.

### Liabilities

The liabilities have as a general rule been recognized at the amounts at which they will be repaid.

## Notes to the Income Statement

### 1. Result from Participations

The result from participations relates to expenses from loss transfer from affiliated enterprises in the amount of EUR 18,014 thousand.

### 2. Interest and Similar Expenses

The interest and similar expenses relate exclusively to affiliated enterprises.

## Notes to the Balance Sheet

### 1. Equity

The Company's share capital was increased to EUR 1,450 thousand, by issuing a new share with a nominal value of EUR 119 thousand. The new original capital contribution was made by DCC Management Beteiligungsgesellschaft mbH & Co KG against cash payment with a premium.

Within the scope of the Manager Equity Plan (MEP), Management Beteiligungsgesellschaft mbH & Co KG made a contribution to the Company's equity of EUR 2,067 thousand. This residual debt of the MEP loan in the amount of EUR 363 thousand was allocated to the capital reserves.

As at 30 June 2004, DCC Luxembourg 2 S.àr.l. waived, in its capacity as the majority shareholder, its claims against the Company under the Vanilla Loan Agreement. The principal including interest in the amount of EUR 77,002 thousand was allocated to the Company's equity as an other additional cash payment of the shareholder within the meaning of § 272 (2) No. 4 German Commercial Code (HGB).

Management proposes to carry forward the net loss for the year in the amount of EUR 24,670 thousand.

### 2. Provisions and Accruals

The accruals relate to accrued expenses for preparation and audit of the annual financial statements.

### 3. Liabilities

Liabilities with a residual term of up to one year amount to EUR 33,442 thousand.

## Contingent Liabilities

For securing the bank loans raised for the purpose of financing DEMAG Group, the Company has furnished the following collaterals:

- Pledging of the shares in DCC HoldCo 4 (vier) GmbH, Wetter;
- Pledging of receivables related to intercompany loans;
- Pledging of all bank balances.

The Company is the guarantor of the bank loans raised for financing DEMAG Group. It assumes joint and several liability in the amount of EUR 413,010 thousand, GBP 25,120 thousand and USD 77,471 thousand.

## OTHER DISCLOSURES

### SHAREHOLDINGS (AS AT 30 SEPTEMBER 2004)

The list of shareholdings of DCC HoldCo 3 (drei) GmbH is deposited at the Commercial Register of the Hagen local court.

### Notes to Parent Company in Accordance with § 291 (2) German Commercial Code (HGB) and § 285 No. 14 German Commercial Code (HGB)

The Company is included in the consolidated financial statements of Demag Holding S.à r.l., Luxembourg, prepared under Luxembourgian accounting rules and is, hence, exempted from preparing consolidated financial statements under § 291 (2) German Commercial Code (HGB).

### Major Differences between German and Luxembourgian Accounting

#### *General*

Luxembourgian accounting complies with the regulations of the Fourth and Seventh EU Directive, under which the accounting enterprise is granted options with respect to the presentation of given items in the annual financial statements. These options are as a general rule exercised by the parent company Demag Holding S.à r.l. in accordance with IFRS accounting principles.

#### *Goodwill*

Under the German Commercial Code (HGB), the debit difference arising on capital consolidation (goodwill) is required to be amortized at least by one fourth in each following business year or to be amortized over the estimated useful life or else to be fully netted immediately with reserves. Under Luxembourgian accounting rules, amortization, though also admissible, needs to be justified in the notes to the financial statements if the amortization period is more than five years.

#### *Property, Plant and Equipment*

Under the German Commercial Code (HGB), property, plant and equipment can be optionally written down for anticipated temporary impairment whereas under Luxembourgian rules, write-downs are only admissible if the impairment is of a permanent nature.

#### *Inventories*

Inventories are required to be valued at production cost under the German Commercial Code (HGB) and under Luxembourgian accounting rules. As to the scope of production cost, there is, both under the German Commercial Code (HGB) and under Luxembourgian law, an option to capitalize production-related and non-production-related overheads. The parent company exercises these options in compliance with IFRS.

Under IFRS, production cost is defined as production-related full cost, which is required to include, besides direct material and direct labor as well as special direct cost of production, indirect material and production overhead. In addition, administration expenses have to be taken into account if these are obviously related to the production of the products to be measured.

Under German accounting rules, write downs to the lower fair value are determined depending on the nature of the inventories on the basis of the sales and/or procurement market. Luxembourgian accounting includes various options which should be exercised within the meaning of IFRS in the consolidated financial statements, with the net realizable value being regularly determined on the basis of the sales market. The procurement market is neglected.

#### *Components of Accounting*

The Luxembourgian components of reporting as at the year end correspond regularly to the components under the German Commercial Code (HGB), with the German Commercial Code (HGB) providing for more detailed disclosures in the notes to the financial statements. Extending the size-dependent required components (balance sheet, profit and loss account, notes to the financial statements and additional complementary management report), a statement of changes in equity is normally presented in Luxemburg. Therefore, the consolidated financial statements are extended to this component.

**Management**

Mr. Harald J. Joos, Herdecke (from 1 December 2003);
Dr. Horst J. Heiber, Wetter;
Mr. Klaus K. Moll, Ludwigshafen (until 30 November 2003).

**Supervisory Board**

Dr. Horst Heidsieck, Büdingen,
Chairman (from 24 June 2004);

Mr. Josef Berger, Düsseldorf,
Vice Chairman;

Mr. Gerd-Uwe Boguslawski, Northeim;

Mr. Volkmar Flöß, Hagen,
(until 31 May 2004);

Mr. Reinhard Gorenflos, London,
Chairman (until 24 June 2004);

Mr. Alfred Hack*, Herdecke;

Mr. Johannes P. Huth, London;

Mr. Eberhard Kuhn, Homburg,
(from 1 April 2004);

Mr. Reinhard Möller, Uslar;

Prof. Heinrich Pack, Hagen;

Mr. Werner Paschke, Luxembourg;

Mr. Hubert Rosenthal, Herdecke,
(from 8 June 2004);

Dr. rer. nat. Dietmar Straub, Aschaffenburg,
(until 13 February 2004);

Mr. Ralph Triebel, Northeim
(from 9 October 2003).

**Advisory Board**

Dr. Horst Heidsieck, Büdingen;
Mr. Werner Paschke, Luxembourg.

Wetter, 29 November 2004
DCC HoldCo 3 (drei) GmbH

(Joos) (Dr. Heiber)

# LIST OF SHAREHOLDINGS OF DCC HOLDCO 3 (DREI) GmbH AS AT 30 SEPTEMBER 2004

| Name and registered office of company | Country | Shareholder | Capital share | Equity | Net income/ loss for the year 1 October 2003 to 30 September 2004 |
|---|---|---|---|---|---|
| | | | (in %) | | (in EUR'000) |
| **Consolidated companies – domestic** | | | | | |
| DCC HoldCo 4 (vier) GmbH, Wetter | | DCC HoldCo 3 (drei) GmbH | 100.00 | 108,039 | 0 |
| DCC HoldCo 5 (fünf) GmbH, Wetter | | DCC HoldCo 4 GmbH | 100.00 | 203,247 | 0 |
| Demag Cranes & Components GmbH, Wetter | | DCC HoldCo 5 GmbH | 100.00 | 308,667 | 0 |
| Kranservice Rheinberg GmbH, Rheinberg | | DCC GmbH | 100.00 | 556 | 822 |
| DCC Verwaltungs GmbH, Wetter | | DCC GmbH | 100.00 | 27 | 0 |
| DCC Verwaltungs 2 (zwei) GmbH, Wetter | | DCC GmbH | 100.00 | 591 | 11 |
| **Consolidated companies – foreign** | | | | | |
| Demag Cranes & Components Pty. Ltd., Smithfield | Australia | DCC GmbH | 100.00 | 5,270 | 814 |
| Mannesmann Dematic (Middle East) EC, Bahrain | Bahrain | DCC GmbH | 51.00 | (1,322) | (2) |
| Demag Cranes & Components Ltda., Cotia | Brazil | DCC GmbH | 99.9999 | 5,598 | 1,455 |
| Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao | China | DCC GmbH | 99.27 | 2,585 | 258 |
| Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai | China | DCC GmbH | 100.00 | (88) | (682) |
| Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong | China | DCC GmbH | 100.00 | 1,064 | 469 |
| Demag Cranes & Components A/S, Copenhagen | Denmark | DCC GmbH | 100.00 | 3,479 | (524) |
| DCC France Holdco SA, Chalons en Champagne | France | DCC Holdco 5 (fünf) GmbH | 100.00 | 10,279 | (748) |
| Demag Cranes & Components SA, Chalons en Champagne | France | DCC France Holdco SA | 100.00 | 9,380 | (1,972) |
| Demag Cranes & Components Ltd., Banbury | Great Britain | DCC Holdings Ltd. | 100.00[1] | 13,951 | 954 |
| Demag Cranes & Components Guarantee Ltd., Banbury | Great Britain | DCC GmbH | 100.00[1] | 49 | 51 |
| Demag Cranes & Components Holdings Ltd., Banbury | Great Britain | DCC GmbH/DCC Guarantee Ltd. | 100.00[1][2] | 4 | 5,078 |
| Demag Cranes & Components (India) Pte. Ltd., Pune | India | DCC GmbH | 100.00[3] | 840 | 323 |

# LIST OF SHAREHOLDINGS OF DCC HOLDCO 3 (DREI) GmbH AS AT 30 SEPTEMBER 2004 (Continued)

| Name and registered office of company | Country | Shareholder | Capital share | Equity | Net income/ loss for the year 1 October 2003 to 30 September 2004 |
|---|---|---|---|---|---|
| | | | (in %) | | (in EUR'000) |
| Donati Sollevamenti S.r.l., Varese | Italy | DCC GmbH/DCC S.p.A. | 100.00[4] | 5,284 | 168 |
| Demag Cranes & Components S.p.A., Agrate Brianza | Italy | DCC GmbH | 100.00 | 12,226 | (2,648) |
| Demag Cranes & Components GmbH, Salzburg | Austria | DCC GmbH | 100.00 | 6,829 | 816 |
| Demag Cranes & Components Sp. Z.o.o., Warsaw | Poland | DCC GmbH | 100.00 | 784 | (276) |
| Demag Cranes & Components Ltda., Lisbon | Portugal | DCC GmbH | 100.00 | 175 | 81 |
| Demag Cranes & Components AG, Dietlikon | Switzerland | DCC GmbH | 100.00 | 11,044 | 1,439 |
| Demag Cranes & Components Spain Holdco S.A., Madrid | Spain | DCC GmbH | 100.00 | 5,450 | (1,019) |
| Demag Cranes & Components S.A., Madrid | Spain | DCC Spain Holdco S.A. | 100.00 | 31,314 | 9,283 |
| Demag Cranes & Components (Pty.) Ltd., Johannesburg | South Africa | DCC GmbH | 100.00 | 10,740 | 1,992 |
| Demag Cranes & Components spol. s.r.o., Slaný | Czech Republic | DCC GmbH | 100.00 | 1,658 | 187 |
| Demag Cranes & Components Corp., Cleveland | US | DCC GmbH | 100.00 | 15,019 | 302 |
| Crane America Services Corp., Dayton | US | DCC Corp. | 100.00 | 8,553 | 915 |
| Demag Cranes & Components (Middle East) FZE, Dubai | UAE | MDC (Middle East) EC | 100.00 | (1,772) | (689) |
| **Non-consolidated affiliated enterprises** | | | | | |
| Demag Cranes & Components S.A., Buenos Aires | Argentina | DCC GmbH | 80.00[4] | (385) | (129) |
| **Associated companies – foreign** | | | | | |
| MHE-Demag (S) Pte. Ltd., Singapore | Singapore | DCC GmbH | 50.00[5] | 21,332 | 322 |

(1) Values as at 31 Sept 2003.

(2) 74% DCC GmbH/26% DCC Guarantee Ltd.

(3) Values as at 31 Mar. 2004

(4) 10% DCC GmbH/90% DCC S.p.A.

(5) Values as at 31 Dec. 2003

The following independent auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the HGB Annual Financial Statements as of and for the year ended September 30, 2004, which were prepared in the German language.

## INDEPENDENT AUDITORS' REPORT

We have audited the annual financial statements, together with the bookkeeping system, of DCC HoldCo 3 (drei) GmbH, Wetter, for the business year from 1 October 2003 to 30 September 2004. The maintenance of the books and records and the preparation of the annual financial statements in accordance with German commercial law and supplementary provisions in the articles of incorporation are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements by appropriate application of § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") in compliance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records and the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of DCC HoldCo 3 (drei) GmbH, Wetter, in accordance with German principles of proper accounting.

Düsseldorf, 2 December 2004

**Deloitte & Touche** GmbH
Wirtschaftsprüfungsgesellschaft

| Signed: von der Ohe<br>Wirtschaftsprüferin<br>(German Public Auditor) | Signed: Basler<br>Wirtschaftsprüfer<br>(German Public Auditor) |
|---|---|

# DCC HOLDCO 3 (DREI) GmbH, WETTER

ANNUAL FINANCIAL STATEMENTS IN ACCORDANCE WITH
GERMAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (HGB)
AS OF AND FOR THE YEAR ENDED 30 SEPTEMBER 2003

## DCC HOLDCO 3 (DREI) GmbH, WETTER
## BALANCE SHEET AS AT 30 SEPTEMBER 2003

### Assets

| | 30 September 2003 | Prior year |
|---|---|---|
| | (EUR) | |
| **A. Fixed assets** | | |
| **Financial assets** | | |
| Shares in affiliated enterprises | 108,226,000.00 | 109,126,000.00 |
| **B. Current assets** | | |
| **Bank balances** | 229.01 | 728.14 |
| | **108,226,229.01** | **109,126,728.14** |

### Equity and Liabilities

| | 30 September 2003 | Prior year |
|---|---|---|
| | (EUR) | |
| **A. Equity** | | |
| **I. Subscribed capital** | 1,331,350.00 | 25,000.00 |
| **II. Capital reserves** | 39,438,650.00 | 40,745,000.00 |
| **III. Net loss for the year** | (18,681,611.69) | (2,233,095.17) |
| **IV. Accumulated losses brought forward** | (2,233,095.17) | 0.00 |
| | 19,855,293.14 | 38,536,904.83 |
| **B. Accruals** | | |
| Other accruals | 10,000.00 | 0.00 |
| **C. Liabilities** | | |
| 1. Trade payables | 26,596.96 | 434.42 |
| 2. Payables to shareholders | 71,639,027.78 | 65,126,388.89 |
| 3. Payables to affiliated enterprises | 14,265,056.13 | 2,133,000.00 |
| 4. Other liabilities | 2,430,255.00 | 3,330,000.00 |
| | 88,360,935.87 | 70,589,823.31 |
| | **108,226,229.01** | **109,126,728.14** |

## DCC HOLDCO 3 (DREI) GmbH, WETTER

## INCOME STATEMENT FOR THE PERIOD FROM 1 OCTOBER 2002 TO 30 SEPTEMBER 2003

| | 2002/2003 | 8 August to 30 September 2002 |
|---|---|---|
| | (EUR) | |
| 1. General administration expenses | (48,599.33) | (2,106.706.28) |
| 2. Income from participations | 900,000.00 | 0.00 |
| 3. Amortization of financial assets | (900,000.00) | 0.00 |
| 4. Expense from loss transfer | (12,119,987.52) | 0.00 |
| 5. Interest and similar expenses | (6,513,024.84) | (126,388.89) |
| 6. Results from ordinary activities (= net loss for the year) | **(18,681,611.69)** | **(2,233,095.17)** |

**DCC HOLDCO 3 (DREI) GmbH, WETTER**

**NOTES TO THE FINANCIAL STATEMENTS FOR THE BUSINESS YEAR FROM 1 OCTOBER 2002 TO 30 SEPTEMBER 2003**

## Accounting and Valuation Rules

### Income Statement

The cost of sales format has been applied to the profit and loss account.

The Company took advantage of the reduced disclosure requirements under § 274a German Commercial Code (HGB) and § 276 German Commercial Code (HGB).

### Fixed Assets

Shares in affiliated enterprises have been recognized at acquisition cost.

### Current Assets

Liquid funds are recognized at nominal value.

### Provisions and Accruals

The provisions and accruals cover all risks identifiable as at the balance sheet date.

### Liabilities

The liabilities have as a general rule been recognized at the amounts at which they will be repaid.

## Notes to the Income Statement

### 1. Result from Participations

The result from participations includes income from participations and amortization of financial assets in the amount of EUR 900 thousand and expense from loss transfer assumed in the amount of EUR 12,120 thousand. It relates exclusively to affiliated enterprises.

### 2. Interest and Similar Expenses

The interest and similar expenses are almost exclusively payable to the sole shareholder.

### Personnel Expenses

The Company employs no staff.

## Notes to the Balance Sheet

### 1. Equity

An amount of EUR 1,306 thousand was withdrawn from the capital reserves, which amounted to EUR 40,745 thousand, and allocated to the subscribed capital.

Management proposes to carry forward the net loss for the year in the amount of EUR 18,682 thousand.

### 2. Provisions and Accruals

The accruals relate to expenses for the audit of the annual financial statements.

### 3. Liabilities

The liabilities with residual terms of up to one year and of more than five years amount to EUR 16,722 thousand and EUR 71,639 thousand, respectively.

### Contingent Liabilities

For securing the bank loans raised for the purpose of financing DEMAG Group, the Company has furnished the following collaterals:

- Pledging of the shares in DCC HoldCo 4 (vier) GmbH, Wetter;
- Pledging of receivables related to intercompany loans;
- Pledging of all bank balances.

The Company is the guarantor of the bank loans raised for financing DEMAG Group. It assumes joint and several liability in the amount of EUR 208,900 thousand, GBP 47,540 thousand and USD 500,691 thousand.

In addition, the Company is jointly and severally liable for drawings on overdraft facilities within DEMAG Group in the amount of EUR 128,990 thousand.

## OTHER DISCLOSURES

### SHAREHOLDINGS (AS AT 30 SEPTEMBER 2003)

The list of shareholdings of DCC HoldCo 3 (drei) GmbH is presented in the Exhibit to the Notes.

### Notes to Parent Company in Accordance with § 291 (2) No. 3 German Commercial Code (HGB) and § 285 No. 14 German Commercial Code (HGB)

The Company is included in the consolidated financial statements of Demag Holding S.à r.l., Luxembourg, prepared under Luxembourgian accounting rules and is, hence, exempted from preparing consolidated financial statements under § 291 (2) No. 3 German Commercial Code (HGB).

### Major Differences between German and Luxembourgian Accounting

#### *General*

Luxembourgian accounting complies with the regulations of the Fourth and Seventh EU Directive, under which the accounting enterprise is granted options with respect to the presentation of given items in the annual financial statements. These options are as a general rule exercised by the parent company Demag Holding S.à r.l. in accordance with IFRS accounting principles.

#### *Goodwill*

Under the German Commercial Code (HGB), the debit difference arising on capital consolidation (goodwill) is required to be amortized at least by one fourth in each following business year or to be amortized over the estimated useful life or else to be fully netted immediately with reserves. Under Luxembourgian accounting rules, amortization, though also admissible, needs to be justified in the notes to the financial statements if the amortization period is more than five years.

#### *Property, Plant and Equipment*

Under the German Commercial Code (HGB), property, plant and equipment can be optionally written down for anticipated temporary impairment whereas under Luxembourgian rules, write-downs are only admissible if the impairment is of a permanent nature.

#### *Inventories*

Inventories are required to be valued at production cost under the German Commercial Code (HGB) and under Luxembourgian accounting rules. As to the scope of production cost, there is, both under the German Commercial Code (HGB) and under Luxembourgian law, an option to capitalize production-related and non-production-related overheads. The parent company exercises these options in compliance with IFRS.

Under IFRS, production cost is defined as production-related full cost, which is required to include, besides direct material and direct labor as well as special direct cost of production, indirect material and production overhead. In addition, administration expenses have to be taken into account if these are obviously related to the production of the products to be measured.

Under German accounting rules, write downs to the lower fair value are determined depending on the nature of the inventories on the basis of the sales and/or procurement market. Luxembourgian accounting includes various options which should be exercised within the meaning of IFRS in the consolidated financial statements, with the net realizable value being regularly determined on the basis of the sales market. The procurement market is neglected.

#### *Components of Accounting*

The Luxembourgian components of reporting as at the year end correspond regularly to the components under the German Commercial Code (HGB), with the German Commercial Code (HGB) providing for more detailed disclosures in the notes to the financial statements. Extending the size-dependent required components (balance sheet, profit and loss account, notes to the financial statements and additional complementary management report), a statement of changes in equity is normally presented in Luxemburg. Therefore, the consolidated financial statements are extended to this component.

**Management**

Mr. Reinhard Gorenflos, London (until 1 October 2002);
Mr. Johannes Huth, London (until 1 October 2002);
Mr. Klaus K. Moll, Ludwigshafen (from 7 January to 30 November 2003);
Dr. Helmut Leonhard Franzen, Wetter (from 2 October 2002 to 7 January 2003);
Dr. Horst J. Heiber, Bocholt (from 1 May 2003);
Mr. Harald Joos, Stuttgart (from 1 December 2003);
Prof. Heinrich Josef Pack, Hagen (from 2 October 2002 to 30 June 2003);
Mr. Christian Ludwig Peters, Bochum (from 2 October 2002 to 30 September 2003).

**Supervisory Board**

Mr. Reinhard Gorenflos, London (from 4 November 2002, Chairman since 7 January 2003);
Mr. Josef Berger, Düsseldorf (from 11 November 2002,
Vice Chairman since 7 January 2003);
Mr. Gerd-Uwe Boguslawski, Northeim (from 11 November 2002);
Mr. Volkmar Flöß, Hagen (from 11 November 2002);
Mr. Edward Gilhuly, London (from 4 November 2002 to 1 July 2003);
Mr. Oliver Haarmann, London (from 4 November 2002 to 1 July 2003);
Mr. Alfred Hack, Herdecke (from 11 November 2002);
Dr. Horst Heidsieck, Büdingen (from 1 February 2003);
Mr. Johannes Huth, London (from 4 November 2002);
Mr. Reinhard Möller, Uslar (from 11 November 2002);
Prof. Heinrich Josef Pack, Hagen (from 1 July 2003);
Mr. Werner Paschke, Luxembourg (from 1 July 2003);
Mr. Neil A. Richardson, London (from 4 November 2002 to 31 January 2003);
Ms. Silke Scheiber, London (from 4 November 2002 to 6 March 2003);
Mr. Andreas Schwarz (from 11 November 2002 to 30 September 2003);
Dr. Dietmar Straub, Aschaffenburg (from 6 March 2003).

**Advisory Board**

Dr. Horst Heidsieck, Büdingen (from 1 February 2003);
Mr. Werner Paschke, Luxemburg (from 27 June 2003).

Wetter, 3 December 2003

DCC HoldCo 3 (drei) GmbH

The General Management

# LIST OF SHAREHOLDINGS OF DCC HOLDCO 3 (DREI) GmbH
## AS AT 30 SEPTEMBER 2003

| Name and registered office of company | Country | Shareholder | Capital share | Equity | Net income/loss for the year 1 October 2002 to 30 September 2003 |
|---|---|---|---|---|---|
| | | | (in %) | (in EUR'000) | |
| **Consolidated companies - domestic** | | | | | |
| DCC HoldCo 4 (vier) GmbH, Wetter | | DCC HoldCo 3 GmbH | 100.00 | 108,039 | — |
| DCC HoldCo 5 (fünf) GmbH, Wetter | | DCC HoldCo 4 GmbH | 100.00 | 203,247 | — |
| DCC Verwaltungs GmbH, Wetter | | DCC GmbH | 100.00 | 26 | 1 |
| Demag Cranes & Components GmbH, Wetter | | DCC HoldCo 5 GmbH | 100.00 | 199,994 | — |
| Kranservice Rheinberg GmbH, Rheinberg | | DCC GmbH | 100.00 | 556 | 115 |
| Zasche ergo GmbH, Wetter | | DCC GmbH | 100.00 | 580 | 16 |
| **Consolidated companies - foreign** | | | | | |
| Demag Cranes & Components Pty. Ltd., Smithfield | Australia | DCC GmbH | 100.00 | 6,608 | 505 |
| Mannesmann Dematic (Middle East) EC, Bahrain | Bahrain | DCC GmbH | 51.00 | (1,228) | (611) |
| Demag Cranes & Components Ltda., Cotia | Brazil | DCC GmbH | 99.9999 | 11,693 | 1,177 |
| Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao | China | DCC GmbH | 99.27 | 3,142 | 12 |
| Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai | China | DCC GmbH | 100.00 | (698) | (452) |
| Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong | China | DCC GmbH | 100.00 | (1,247) | 420 |
| Demag Cranes & Components A/S, Copenhagen | Denmark | DCC GmbH | 100.00 | 3,968 | 42 |
| DCC France Holdco SA, Chalons en Champagne | France | DCC GmbH | 100.00 | 11,028 | 933 |
| Demag Cranes & Components SA, Chalon en Champagne | France | DCC France Holdco SA | 100.00 | 11,352 | (48) |
| Demag Cranes & Components Ltd., Banbury | Great Britain | DCC Holdings Ltd. | 100.00 | 15,485 | 1,375 |
| Demag Cranes & Components Guarantee Ltd., Banbury | Great Britain | DCC GmbH | 100.00 | 51 | 51 |
| Demag Cranes & Components Holdings Ltd., Banbury | Great Britain | DCC GmbH/DCC Guarantee Ltd. | 100.00[(1)] | 4 | 5,078 |
| Demag Cranes & Components (India) Pte. Ltd., Pune | India | DCC GmbH | 99.9997 | 721 | 150 |
| Donati Sollevamenti S.r.l., Varese | Italy | DCC GmbH/DCC S.p.A. | 100.00[(2)] | 5,462 | 627 |
| Demag Cranes & Components S.p.A., Agrate Brianza | Italy | DCC GmbH | 100.00 | 14,874 | 3,038 |
| Demag Cranes & Components GmbH, Salzburg | Austria | DCC GmbH | 100.00 | 6,013 | 1,015 |
| Demag Cranes & Components Sp. Z.o.o., Warsaw | Poland | DCC GmbH | 100.00 | 927 | (285) |
| Demag Cranes & Components Ltda., Lisbon | Portugal | DCC GmbH | 75.00 | 261 | (597) |
| Demag Cranes & Components AG, Dietlikon | Switzerland | DCC GmbH | 100.00 | 10,042 | 1,191 |
| Demag Cranes & Components Spain Holdco S.A., Madrid | Spain | DCC GmbH | 100.00 | 6,469 | (1,570) |
| Demag Cranes & Components S.A., Madrid | Spain | DCC Spain Holdco S.A. | 100.00 | 23,030 | (885) |
| Demag Cranes & Components (Pty.) Ltd., Johannesburg | South Africa | DCC GmbH | 100.00 | 14,698 | 1,488 |
| Demag Cranes & Components spol. s.r.o., Slaný | Czech Republic | DCC GmbH | 100.00 | 1,309 | 103 |
| Demag Cranes & Components Corp., Cleveland | US | DCC GmbH | 100.00 | 14,465 | (1,681) |
| Crane America Services Corp., Dayton | US | DCC Corp. | 100.00 | 7,895 | 147 |
| Demag Cranes & Components (Middle East) FZE, Dubai | UAE | MDC (Middle East) EC | 100.00 | 594 | — |
| **Associated companies - foreign** | | | | | |
| MHE-Demag (S) Pte. Ltd., Singapore | Singapore | DCC GmbH | 50.00[(3)] | 11,717 | 431 |

(1) 74% DCC GmbH/26% DCC Guarantee Ltd.

(2) 10% DCC GmbH/90% DCC S.p.A.

(3) Values as at 31 Dec. 2002

The following independent auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the HGB Annual Financial Statements as of and for the year ended September 30, 2003, which were prepared in the German language.

## INDEPENDENT AUDITORS' REPORT

We have audited the annual financial statements, together with the bookkeeping system, of DCC HoldCo 3 (drei) GmbH, Wetter, for the business year from 1 October 2002 to 30 September 2003. The maintenance of the books and records and the preparation of the annual financial statements in accordance with German commercial law and supplementary provisions in the articles of incorporation are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements by appropriate application of § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") in compliance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records and the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of DCC HoldCo 3 (drei) GmbH, Wetter, in accordance with German principles of proper accounting.

Düsseldorf, 10 December 2003

**Deloitte & Touche** GmbH
Wirtschaftsprüfungsgesellschaft

| | |
|---|---|
| Signed: Strottmann<br>Wirtschaftsprüfer<br>(German Public Auditor) | Signed: von der Ohe<br>Wirtschaftsprüferin<br>(German Public Auditor) |

# DCC HOLDCO 3 (DREI) GmbH, WETTER

## ADDITIONAL FINANCIAL INFORMATION IN ACCORDANCE WITH GERMAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (HGB)

## DCC HOLDCO 3 (DREI) GmbH, WETTER

## STATEMENT OF SHAREHOLDERS' EQUITY FOR THE YEAR ENDED SEPTEMBER 30, 2003

| Reconciliation of equity | Subscribed capital | Capital reserves | Loss carryforward | Net loss for the year | Total |
|---|---|---|---|---|---|
| | | | EUR | | |
| **Balance as at 1 October 2002** . . . . | **25,000.00** | **40,745,000.00** | **0.00** | **2,233,095.17** | **38,536,904.83** |
| Capital increase . . . . . . | 1,306,350.00 | (1,306,350.00) | | | 0.00 |
| Accumulated losses brought forward for the year 2001/2002 . . | | | 2,233,095.17 | (2,233,095.17) | 0.00 |
| Net loss for the year 2002/2003 . . . . . . . . | | | | 18,681,611.69 | 18,681,611.69 |
| **Balance as at 30 September 2003** . | **1,331,350.00** | **39,438,650.00** | **2,233,095.17** | **18,681,611.69** | **19,855,293.14** |

## DCC HOLDCO 3 (DREI) GmbH, WETTER

## STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2003

| | 2002/2003 |
|---|---|
| | (TEUR) |
| Net loss for the year | (18,682) |
| Amortization of/depreciation on fixed assets | 900 |
| Other non-cash expenses* | 18,632 |
| **Cash earnings according to DVFA/SG** | **850** |
| Increase in short and medium-term provisions and accruals | 10 |
| Decrease (-) in trade payables and other liabilities that are not attributable to investing or financing activities | (861) |
| **Cash flow from operating activities** | **(1)** |
| **Cash flow from investing activities** | **0** |
| **Cash flow from financing activities** | **0** |
| **Change in cash and cash equivalents** | **(1)** |
| Opening balance of cash and cash equivalents | 1 |
| **Closing balance of cash and cash equivalents** | **0** |

* **Other non-cash expenses are:**

| | |
|---|---|
| – Expenses from loss transfer under profit and loss transfer agreement with DCC HoldCo 4 (vier) GmbH | 12,120 |
| – Interest paid on shareholder loans | 6,512 |
| | **18,632** |

The following attestation report (*Bescheinigung*) was issued in the German language in accordance with *IDW Auditing Practice Statement (IDW AuPS) 9.960.2: Audit of additional financial statements' components* on the HGB Statement of Shareholders' Equity and the Statement of Cash Flow for the year ended September 30, 2003, which were prepared in the German language.

**ATTESTATION REPORT**

To DCC HoldCo 3 (drei) GmbH, Wetter

We have audited the statement of changes in equity and the statement of cash flows for the business year 2002/2003, excluding respective prior year's comparative figures, derived by DCC HoldCo 3 (drei) GmbH, Wetter, from the annual financial statements for the business year 2002/2003 and the underlying bookkeeping records. The statement of changes in equity and the statement of cash flows complement the annual financial statements for the business year 2002/2003 of DCC HoldCo 3 (drei) GmbH, Wetter, prepared in accordance with German commercial law.

The preparation of the statement of changes in equity and of the statement of cash flows for the business year 2002/2003 in accordance with German commercial law is the responsibility of the Company's management.

Our responsibility is, based on our audit, to express an opinion as to whether the statement of changes in equity and the statement of cash flows for the business year 2002/2003 have been properly derived from the annual financial statements for the business year 2002/2003 and the underlying bookkeeping records in accordance with German commercial law. The scope of our assignment audit did not cover the audit of the underlying annual financial statements and of the underlying bookkeeping records.

We planned and performed our audit in accordance with the IDW audit instruction: Audit of Additional Elements of Financial Statements (IDW PH 9.960.2) such that misstatements materially affecting the derivation of the statement of changes in equity and the statement of cash flows from the annual financial statements and the underlying bookkeeping records are detected with reasonable assurance.

In our opinion, which is based on the results of our audit, the statement of changes in equity and the statement of cash flows for the business year 2002/2003 have been properly derived from the annual financial statements for the business year 2002/2003 and the underlying bookkeeping records in accordance with German commercial law.

Düsseldorf, 12 April 2006

**Deloitte & Touche** GmbH
Wirtschaftsprüfungsgesellschaft

| Signed: Crampton<br>Wirtschaftsprüfer<br>(German Public Auditor) | Signed: von der Ohe<br>Wirtschaftsprüferin<br>(German Public Auditor) |
|---|---|

## Statement of Shareholders' Equity for the year ended September 30, 2004

## DCC HoldCo 3 (drei) GmbH, Wetter

| Reconciliation of equity | Subscribed capital | Capital reserves | Loss carryforward | Net loss for the year | Total |
|---|---|---|---|---|---|
| | (EUR) | (EUR) | (EUR) | (EUR) | (EUR) |
| **Balance as at 1 Oct. 2003** | **1,331,350.00** | **39,438,650.00** | **2,233,095.17** | **18,681,611.69** | **19,855,293.14** |
| Capital increase | 119,000.00 | 79,312,527.75 | | | 79,431,527.75* |
| Accumulated losses brought forward for the year 2002/2003 | | | 18,681,611.69 | (18,681,611.69) | 0.00 |
| Net loss for the year 2003/2004 | | | | 24,669,583.35 | 24,669,583.35 |
| **Balance as at 30 Sept. 2004** | **1,450,350.00** | **118,751,177.75** | **20,914,706.86** | **24,669,583.35** | **74,617,237.54** |

* **as at 30 Sept. 2004:**

| | |
|---|---|
| – Reclassification capital reserves to subscribed capital | 119,000.00 |
| – Effect of reclassification to subscribed capital on capital reserves | (119,000.00) |
| – Allocated to capital reserves (MEP) – including conversion MEP loans | 2,430,000.00 |
| – Conversion vanilla loan including accrued interest into capital reserves | 77,001,527.75 |
| **Total** | **79,431,527.75** |

## Statement of Cash Flows for the year ended September 30, 2004

## DCC HoldCo 3 (drei) GmbH, Wetter

| | 2003/2004 |
|---|---|
| | (EUR'000) |
| Net loss for the year | (24,670) |
| Amortization of/depreciation on fixed assets | 0 |
| Other non-cash expenses * | 23,903 |
| **Cash earnings according to DVFA/SG** | **(767)** |
| Increase in short and medium-term provisions and accruals | 157 |
| Increase in trade payables and other liabilities that are not attributable to investing or financing activities | 610 |
| **Cash flow from operating activities** | **0** |
| **Cash flow from investing activities** | **0** |
| Cash receipts from capital contributions | 2,067 |
| Cash repayments of finance loans | (2,067) |
| **Cash flow from financing activities** | **0** |
| **Change in cash and cash equivalents** | **0** |
| Opening balance of cash and cash equivalents | 0 |
| **Closing balance of cash and cash equivalents** | **0** |

* **Other non-cash expenses are:**

| | |
|---|---|
| – Expenses from loss transfer under profit and loss transfer agreement with DCC HoldCo 4 (vier) GmbH | 18,014 |
| – Interest paid on shareholder loans | 5,889 |
| | **23,903** |

The following attestation report (*Bescheinigung*) was issued in the German Language in accordance with *IDW Auditing Practice Statement (IDW AuPS) 9.960.2: Audit of additional financial statements' components* on the HGB Statement of Shareholders' Equity and the Statement of Cash Flow for the year ended September 30, 2004, which were prepared in the German language.

## ATTESTATION REPORT

To DCC HoldCo 3 (drei) GmbH, Wetter

We have audited the statement of changes in equity and the statement of cash flows for the business year 2003/2004, excluding respective prior year's comparative figures, derived by DCC HoldCo 3 (drei) GmbH, Wetter, from the annual financial statements for the business year 2003/2004 and the underlying bookkeeping records. The statement of changes in equity and the statement of cash flows complement the annual financial statements for the business year 2003/2004 of DCC HoldCo 3 (drei) GmbH, Wetter, prepared in accordance with German commercial law.

The preparation of the statement of changes in equity and of the statement of cash flows for the business year 2003/2004 in accordance with German commercial law is the responsibility of the Company's management.

Our responsibility is, based on our audit, to express an opinion as to whether the statement of changes in equity and the statement of cash flows for the business year 2003/2004 have been properly derived from the annual financial statements for the business year 2003/2004 and the underlying bookkeeping records in accordance with German commercial law. The scope of our assignment audit did not cover the audit of the underlying annual financial statements and of the underlying bookkeeping records.

We planned and performed our audit in accordance with the IDW audit instruction: Audit of Additional Elements of Financial Statements (IDW PH 9.960.2) such that misstatements materially affecting the derivation of the statement of changes in equity and the statement of cash flows from the annual financial statements and the underlying bookkeeping records are detected with reasonable assurance.

In our opinion, which is based on the results of our audit, the statement of changes in equity and the statement of cash flows for the business year 2003/2004 have been properly derived from the annual financial statements for the business year 2003/2004 and the underlying bookkeeping records in accordance with German commercial law.

Düsseldorf, 12 April 2006

**Deloitte & Touche** GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Crampton
Wirtschaftsprüfer
(German Public Auditor)

Signed: von der Ohe
Wirtschaftsprüferin
(German Public Auditor)

## STATEMENT OF SHAREHOLDERS' EQUITY FOR THE YEAR ENDED SEPTEMBER 30, 2005

## DCC HOLDCO 3 (DREI) GmbH, WETTER

| Reconciliation of equity | Subscribed capital | Capital reserves | Loss carryforward | Net loss for the year | Total |
|---|---|---|---|---|---|
| | (EUR) | (EUR) | (EUR) | (EUR) | (EUR) |
| **Balance as at 1 Oct. 2004** | **1,450,350.00** | **118,751,177.75** | **20,914,706.86** | **24,669,583.35** | **74,617,237.54** |
| Capital increase | | 100,175,613.44 | | | 100,175,613.44* |
| Accumulated losses brought forward for the year 2003/2004 | | | 24,669,583.35 | (24,669,583.35) | 0.00 |
| Net loss for the year 2004/2005 | | | | 58,001,584.39 | 58,001,584.39 |
| **Balance as at 30 Sept. 2005** | **1,450,350.00** | **218,926,791.19** | **45,584,290.21** | **58,001,584.39** | **116,791,266.59** |

| | | |
|---|---|---|
| * **as at 30 Sept. 2005:** | – Allocated to capital reserves (MEP) | 175,613.44 |
| | – Indirectly allocated to capital reserves by majority shareholder | 100,000,000.00 |
| | **Total** | **100,175,613.44** |

## STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2005

## DCC HOLDCO 3 (DREI) GmbH, WETTER

| | 2004/2005 |
|---|---|
| | (EUR'000) |
| Net loss for the year | (58,002) |
| Amortization of/depreciation on fixed assets | 0 |
| Other non-cash expenses * | 59,795 |
| **Cash earnings according to DVFA/SG** | **1,793** |
| Increase in short and medium-term provisions and accruals | 15 |
| Increase in trade payables and other liabilities that are not attributable to investing or financing activities | (1,983) |
| **Cash flow from operating activities** | **(175)** |
| **Cash flow from investing activities** | **0** |
| Cash receipts from capital contributions | 100,176 |
| Cash repayments (-) of finance loans | (100,000) |
| **Cash flow from financing activities** | **176** |
| **Change in cash and cash equivalents** | **1** |
| Opening balance of cash and cash equivalents | 0 |
| **Closing balance of cash and cash equivalents** | **1** |

* **Other non-cash expenses are:**

| | |
|---|---|
| – Expenses from loss transfer under profit and loss transfer agreement with DCC HoldCo 4 (vier) GmbH | 59,795 |
| – Interest paid on shareholder loans | 0 |
| | **59,795** |

The following attestation report (*Bescheinigung*) was issued in the German Language in accordance with *IDW Auditing Practice Statement (IDW AuPS) 9.960.2: Audit of additional financial statements' components* on the HGB Statement of Shareholders' Equity and the Statement of Cash Flow for the year ended September 30, 2005, which were prepared in the German language.

**ATTESTATION REPORT**

To DCC HoldCo 3 (drei) GmbH, Wetter

We have audited the statement of changes in equity and the statement of cash flows for the business year 2004/2005, excluding respective prior year's comparative figures, derived by DCC HoldCo 3 (drei) GmbH, Wetter, from the annual financial statements for the business year 2004/2005 and the underlying bookkeeping records. The statement of changes in equity and the statement of cash flows complement the annual financial statements for the business year 2004/2005 of DCC HoldCo 3 (drei) GmbH, Wetter, prepared in accordance with German commercial law.

The preparation of the statement of changes in equity and of the statement of cash flows for the business year 2004/2005 in accordance with German commercial law is the responsibility of the Company's management.

Our responsibility is, based on our audit, to express an opinion as to whether the statement of changes in equity and the statement of cash flows for the business year 2004/2005 have been properly derived from the annual financial statements for the business year 2004/2005 and the underlying bookkeeping records in accordance with German commercial law. The scope of our assignment audit did not cover the audit of the underlying annual financial statements and of the underlying bookkeeping records.

We planned and performed our audit in accordance with the IDW audit instruction: Audit of Additional Elements of Financial Statements (IDW PH 9.960.2) such that misstatements materially affecting the derivation of the statement of changes in equity and the statement of cash flows from the annual financial statements and the underlying bookkeeping records are detected with reasonable assurance.

In our opinion, which is based on the results of our audit, the statement of changes in equity and the statement of cash flows for the business year 2004/2005 have been properly derived from the annual financial statements for the business year 2004/2005 and the underlying bookkeeping records in accordance with German commercial law.

Düsseldorf, 18 May 2006

**Deloitte & Touche** GmbH
Wirtschaftsprüfungsgesellschaft

| | |
|---|---|
| Crampton<br>Wirtschaftsprüfer<br>(German Public Auditor) | Schmelzer<br>Wirtschaftsprüfer<br>(German Public Auditor) |

## INFORMATION CONCERNING THE BUSINESS PROSPECTS OF DEMAG CRANES AG

Against the background of a continued stable economic environment and sustained growth in major markets, Demag Cranes AG believes that it will be able to achieve its business objectives for the entire fiscal year, despite certain one-off costs relating to the offering, and thus be able to achieve a significant increase in sales and profitability as compared to the previous fiscal year. In the first half of fiscal year 2005/2006, the Company was already able to increase sales by 18.6% compared to the prior year period, improving the adjusted EBIT margin from 4.8% to 6.6%. From a current perspective, the Company anticipates that trends in demand will generally be positive in its three segments Industrial Cranes, Port Technology and Services and that prices will generally be stable. Through its leadership in innovation and technology, its ongoing cost reduction and efficiency improvement programs, an improved market approach as well as continued growth in geographic target regions, the Company also aims to improve sales and margins over the next fiscal years.

Based on orders received for new products in the Industrial Cranes and Port Technology segments as well as the continued development of additional new and improved products, in particular with respect to fully automated applications, Demag Cranes AG expects to benefit from the implemented market and product initiatives. Beginning in fiscal year 2004/2005, the Industrial Cranes segment launched the successful new generations of DC and DR hoists. In April 2006, the Company introduced the Generation 5 mobile harbor crane, with the first models expected to be delivered in mid-2006, which represents the first product based on a modular platform and construction concept. The Company plans to develop – in certain cases, in close collaboration with customers – additional new products and to introduce these products to the market.

The Company expects a considerable increase in sales in the Industrial Cranes segment in the current fiscal year as compared to the preceding fiscal year, driven both by an increase in orders received from emerging markets and as a result of the noticeable economic recovery in established markets such as Europe, as well as the successful launch of new products. As a result of the growth initiatives, cost reduction measures and programs to improve efficiency which have been implemented, the Company expects that its profitability and competitive position will continue to improve. The new generations of DC and DR hoists are based on modern construction principles that offer significant benefits in terms of standardization and enable more cost-efficient production with a positive effect on profitability.

The Company expects a higher increase in sales in the Port Technology segment compared to the other segments. Apart from the market and product initiatives that have been launched, this expectation is based on a projected increase in global and regional trade volumes and container transport which, according to Drewry Shipping Consultants, will grow on average by 9.3% per year until 2010. The high degree of standardization and modularization of components together with the new-generation products with high flexibility and a broad variety of products to offer tailor-made customer solutions have a positive effect on profit margins.

In the Services segment, the Company benefits from the large installed base and the growing trend to engage external service providers to provide maintenance services as well as increased maintenance services as a result of economic growth. In this segment, the Company aims to increase sales by increasing the penetration of its own installed base for cranes and hoists for industrial applications, by servicing third-party products to a greater extent as well as through growth in emerging markets. The Company expects that profit margins in this segment will remain relatively stable.

With respect to sales, capacity utilization, the cost base, and the development of inventories, the effectiveness of the growth initiatives, cost reduction measures and efficiency improvement programs that have been initiated is evident. Otherwise, there have been no material changes in the development of the business since the end of the last fiscal year or the first half of fiscal year 2005/2006 including the financial situation and the market position of the Group. Prior to the listing of the Offered Shares, Demag Cranes AG will enter into a facility agreement for a revolving credit facility in the amount of €325.0 million. The participation of Demag Cranes in the financing at the level of Demag Cranes' holding group will be replaced by a financing at the level of Demag Cranes, which will decrease the Company's interest charges.

## GLOSSARY

| | |
|---|---|
| AGV | Abbreviation for "Automated Guided Vehicles". Diesel-powered transport vehicle for containers for use in container terminals. All functions of the vehicle and its navigation on the ground of the terminal are fully automated; the vehicle is guided by an overriding management system. |
| ASC | Abbreviation for "Automated Stacking Cranes". |
| Automated Stacking Crane | Crane for use in the storage area of container terminals. All functions are controlled automatically by an overriding software system. |
| CIS | Commonwealth of Independent States. |
| Container | Standardized unit load in international cargo handling. |
| Container handling | Moving containers horizontally or vertically using manual or automatic vehicles, cranes or other specialized devices. |
| Crane construction partners | Crane construction partners manufacture the girder or girders (steel construction) in accordance with the manufacturing and quality standards set by Demag Cranes AG. Crane construction partners assemble cranes from these girders and crane components produced by Demag Cranes AG. |
| Double-girder overhead traveling crane | Double-girder overhead traveling cranes consist of six key components: the hoist is used to lift and lower the load. The crane's horizontal movement is enabled by a travel unit with drive that moves along rails on the crane runway. Double-girder overhead traveling cranes are stabilized by two parallel girders, which are connected with the crane components. The girders, on which the hoist can be moved at right angles to the crane runway, are typically a steel structure. |
| Drives | Component consisting of a gearbox and a motor. |
| Handling technology | Handling technology encompasses handling products used to ergonomically lift, move and handle smaller loads of up to 5 t, and which are used primarily in workplace environments. |
| Hub and spoke system | Describes the star-shaped transportation of cargo between a central hub and the surrounding region. |
| Hub terminals | Central hub for containers in a hub and spoke system linked to international shipping, e.g. between the continents. |
| Just-in-time | "Just-in-time" or "JIT" is a management principle regarding material and information flows along the entire process chain. The correct part of the right quality (zero defects) is provided at the correct time (precisely when required) in the correct quantity (single part) at the right location (precisely where required). The aim of the principle is to avoid inventory. |
| KBK | Abbreviation for "Kranbaukasten" (crane construction kit). |
| Key account management | The institutionalization of a customer focus in marketing activities, whereby selected (strategic) key customers are serviced by highly qualified central sales staff. Customer service (project management) is the primary focus, with the aim of forming a long-term partnership to achieve joint success in the market. |

Light crane system . . . . . . . . . . . System for the construction of suspension cranes and monorail conveyors for lighter loads (usually under 5 t) with steel- or aluminum-based beams.

MEP . . . . . . . . . . . . . . . . . . . . . Abbreviation for "Management Equity Program".

OEM . . . . . . . . . . . . . . . . . . . . . Abbreviation for "original equipment manufacturer". An OEM manufactures products that are marketed and sold by another manufacturer, often under its own brand name.

Outsourcing . . . . . . . . . . . . . . . . Transfer of operating functions and responsibilities to external service providers.

Overhead crane (suspension crane) . . . . . . . . . . . . . . . . . . . Cranes with runway rails attached to the roof or suspended from the roof structure.

Overhead suspension monorail . . Transport device that moves along a suspended monorailway.

Post-Panamax class . . . . . . . . . . Container vessel class; designates vessels that are too large to pass the Panama canal.

Radius . . . . . . . . . . . . . . . . . . . . Distance between the fulcrum of the superstructure and the hook.

Single-girder overhead traveling crane . . . . . . . . . . . . . . . . . . . Single-girder overhead traveling cranes consist of six key components: the hoist is used to raise and lower the load. The crane's horizontal movement is enabled by travel units with drives that move along rails on the crane track. Single-girder overhead traveling cranes are stabilized by a girder, which is connected with the crane components. The girder, on which the hoist can be moved at right angles to the crane runway, is typically a steel structure.

Travel wheel systems . . . . . . . . . System of compact, standardized units consisting of a travel wheel, bearings, casing and fittings.

White label products . . . . . . . . . . Products of a manufacturer that are not sold under the brand name of such manufacturer, but as a product of another manufacturer or distributor under another brand name.

Wide Span Gantry . . . . . . . . . . . Cranes that move along rails, the principal components (legs; main beams) of which consist wholly or partially of steel lattice construction. With the large gap between rails and one or two cantilevers, the Wide Span Gantry can span large areas that are used for handling and storing cargo of all kinds.

Winch . . . . . . . . . . . . . . . . . . . . A winch is a hoist that consists of four key components: a rope drum, hoist gearbox, hoist motor and hoist brake. These are constructed on a support structure, typically made of steel.

WSG . . . . . . . . . . . . . . . . . . . . . Abbreviation for "Wide Span Gantries" (see *Wide Span Gantry*).

Wetter, Frankfurt am Main, Munich, Dusseldorf, Münster, London and Paris, June 6, 2006

**Demag Cranes AG**

(Christian Gärtner)
(on behalf of the authorized representative, Goldman Sachs International, acting for Demag Cranes AG)

**Goldman Sachs International**

(Christian Gärtner)

**Lehman Brothers International (Europe)**

(Andreas Kölsch)

**Commerzbank Aktiengesellschaft**

**Bayerische Hypo- und Vereinsbank AG**

**CALYON**

**WestLB AG**

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DEMAG
CRANES AG

## CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

**To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this prospectus was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.**

The following summary describes certain United States federal income tax consequences of the ownership of our shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) (i) who are residents of the United States for purposes of the current income tax treaty in effect between the United States and Germany (the "Treaty"), (ii) whose shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Germany and (iii) who otherwise qualify for the full benefits of the Treaty. Except where noted, this summary deals only with shares held as capital assets. As used herein, the term "United States Holder" means a holder of a share that is for United States federal income tax purposes:

- an individual citizen or resident of the United States;
- a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
- an estate the income of which is subject to United States federal income taxation regardless of its source; or
- a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

- a dealer in securities or currencies;
- a financial institution;
- a regulated investment company;
- a real estate investment trust;
- an insurance company;
- a tax-exempt organization;
- a person holding our shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
- a trader in securities that has elected the mark-to-market method of accounting for your securities;
- a person liable for alternative minimum tax;
- a person who owns 10% or more of our voting stock;
- a partnership or other pass-through entity for United States federal income tax purposes; or
- a person whose "functional currency" is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. **If you are considering the purchase, ownership or disposition of our shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.**

**Taxation of Dividends**

The gross amount of distributions on the shares (including amounts withheld to reflect German withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current income tax treaty between the United States and Germany meets these requirements, and we believe we are eligible for the benefits of that treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

The amount of any dividend paid in euro will equal the United States dollar value of the euro received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the euro are converted into United States dollars. If the euro received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the euro equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the euro will be treated as United States source ordinary income or loss.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15% percent. You may be required to properly demonstrate to the company and the German tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, German withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

- have held shares for less than a specified minimum period during which you are not protected from risk of loss, or
- are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any German withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

**Passive Foreign Investment Company**

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a "PFIC"), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Offered Shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

**Taxation of Capital Gains**

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of a share in an amount equal to the difference between the amount realized for the share and your tax basis in the share. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

**Information reporting and backup withholding**

In general, information reporting will apply to dividends in respect of our shares and the proceeds from the sale, exchange or redemption of our shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this offering circular. You must not rely on any unauthorized information or representations. This offering circular is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering circular is current only as of its date.

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TABLE OF CONTENTS



DEMAG
CRANES AG

**10,700,000 Ordinary Bearer Shares**
**(ordinary bearer shares with no par value)**

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**OFFERING CIRCULAR**

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**Goldman, Sachs & Co.**

**Lehman Brothers Inc.**

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